FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2020
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No  ☒

BANCO SANTANDER, S.A.

TABLE OF CONTENTS

Section 1. Certain financial information included in Banco Santander, S.A.’s 2020 Form 20-F retrospectively recast as a result of certain changes in the primary and secondary segments of Banco Santander, S.A. and its subsidiaries.

1. Cross reference to Form 20-F
2. Presentation of financial and other information
3. Cautionary statement regarding forward-looking statements
4. Financial information by segment: 2020 vs 2019
5. Financial information by segment: 2019 vs 2018[1]
6. Alternative performance measures
7. Other segment information
Section 2. Consolidated financial statements for the three years ended 31 December 2020, recast as a result of certain changes in the Group’s primary and secondary segments.
Exhibits
1Y

1 Under this title we include information that updates 'Part 3. Supplemental information - 6. Supplement to the operating and financial review disclosure in the directors’ report Consolidated income statement. Variations 2019 compared to 2018 for the Group and by primary and secondary segments' in our 2020 Form 20-F which incorporated by reference 'Part 1. Consolidated Directors´ Report-Economic and Financial review. Section 3.2 and Section 4' in our 2019 Form 20-F.

Section1

Certain financial information included in Banco Santander, S.A.’s 2020 Form 20-F retrospectively recast as a result of certain changes in the primary and secondary segments of Banco Santander, S.A. and its subsidiaries.

1.Cross reference to Form 20-F

Form 20-F Item Number and Caption		Location	Page
Presentation of Financial and Other Information		Section 1: 2. Presentation of financial and other information	6
Cautionary Statement Regarding Forward-Looking Statements		Section 1: 3 Cautionary statement regarding forward-looking statements	8
PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
	A. Directors and Senior Management	Not required for Annual Report on Form 20-F	-
	B. Advisers	Not required for Annual Report on Form 20-F	-
	C. Auditors	Not required for Annual Report on Form 20-F	-
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
	A. Offer Statistics	Not required for Annual Report on Form 20-F	-
	B. Method and Expected Timetable	Not required for Annual Report on Form 20-F	-
ITEM 3.	KEY INFORMATION
	A. Selected financial data	No material changes derived from the recast	-
	B. Capitalization and indebtedness	Not required for Annual Report on Form 20-F	-
	C. Reasons for the offer and use of proceeds	Not required for Annual Report on Form 20-F	-
	D. Risk factors	No material changes derived from the recast
ITEM 4.	INFORMATION ON THE COMPANY
	A. History and development of the company	No material changes derived from the recast	-
	Acquisitions, Dispositions, Reorganizations	No material changes derived from the recast	-
	Capital Increases	No material changes derived from the recast	-
	Recent Events	No material changes derived from the recast	-
	B. Business overview	Section 1: 4. Financial information by segment 2020 vs 2019	10
		Section 1: 5. Financial information by segment 2019 vs 2018	34
	Selected Statistical information	No material changes derived from the recast	-
	Competition in Spain	No material changes derived from the recast	-
	Supervision and Regulation	No material changes derived from the recast	-
	C. Organizational structure	No material changes derived from the recast	-
	D. Property, plant and equipment	No material changes derived from the recast	-
ITEM 4A.	UNRESOLVED STAFF COMMENTS	No material changes derived from the recast	-
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
	Critical accounting policies	No material changes derived from the recast	-
	A. Operating results	Section 1: 4. Financial information by segment 2020 vs 2019	10
		Section 1: 5. Financial information by segment 2019 vs 2018	34
	B. Liquidity and capital resources	No material changes derived from the recast	-

Form 20-F Item Number and Caption		Location	Page
	C. Research and development, patents and licenses, etc.	No material changes derived from the recast	-
	D. Trend information	No material changes derived from the recast	-
	E. Off-balance sheet arrangements	No material changes derived from the recast	-
	F. Tabular disclosure of contractual obligations	No material changes derived from the recast	-
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	A. Directors and senior management	No material changes derived from the recast	-
	B. Compensation	No material changes derived from the recast	-
	C. Board practices	No material changes derived from the recast	-
	D. Employees	Section 1: 7. Other segment information	65
	E. Share ownership	No material changes derived from the recast	-
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
	A. Major shareholders	No material changes derived from the recast	-
	B. Related party transactions	No material changes derived from the recast	-
	C. Interests of experts and counsel	Not required for Annual Report on Form 20-F	-
ITEM 8.	FINANCIAL INFORMATION
A. Consolidated statements and other financial information
	Financial statements	Section 2: Consolidated financial statements	71
	Legal proceedings	No material changes derived from the recast	-
	Shareholders remuneration	No material changes derived from the recast	-
	B. Significant Changes	Not applicable	-
ITEM 9.	THE OFFER AND LISTING
	A. Offer and listing details	No material changes derived from the recast	-
	B. Plan of distribution	Not required for Annual Report on Form 20-F	-
	C. Markets	No material changes derived from the recast	-
	D. Selling shareholders	Not required for Annual Report on Form 20-F	-
	E. Dilution	Not required for Annual Report on Form 20-F	-
	F. Expense of the issue	Not required for Annual Report on Form 20-F	-
ITEM 10.	ADDITIONAL INFORMATION
	A. Share capital	Not required for Annual Report on Form 20-F	-
	B. Memorandum and articles of association	No material changes derived from the recast	-
	C. Material contracts	No material changes derived from the recast	-
	D. Exchange controls	No material changes derived from the recast	-
	E. Taxation	No material changes derived from the recast	-
	F. Dividends and paying agents	Not required for Annual Report on Form 20-F	-
	G. Statement by experts	Not required for Annual Report on Form 20-F	-

Form 20-F Item Number and Caption		Location	Page
	H. Documents on display	No material changes derived from the recast	-
	I. Subsidiary information	Not required for Annual Report on Form 20-F	-
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	Section 1: 7. Other segment information	64
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
	A. Debt Securities	Not required for Annual Report on Form 20-F	-
	B. Warrants and Rights	Not required for Annual Report on Form 20-F	-
	C. Other Securities	Not required for Annual Report on Form 20-F	-
	D. American Depositary Shares	No material changes derived from the recast	-
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	Not applicable	-
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	Not applicable	-
ITEM 15.	CONTROLS AND PROCEDURES	No material changes derived from the recast	-
ITEM 16	[Reserved]
	A. Audit Committee Financial Expert	No material changes derived from the recast	-
	B. Code of Ethics	No material changes derived from the recast	-
	C. Principal Accountant Fees and Services	No material changes derived from the recast	-
	D. Exemptions from the Listing Standards for Audit Committees	Not applicable	-
	E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	No material changes derived from the recast	-
	F. Changes in Registrant’s Certifying Accountant	Not applicable	-
	G. Corporate Governance	No material changes derived from the recast	-
	H. Mine Safety Disclosure	Not applicable	-
PART III
ITEM 17.	FINANCIAL STATEMENTS	Section 2: Consolidated financial statements	71
ITEM 18.	FINANCIAL STATEMENTS	Section 2: Consolidated financial statements	71
ITEM 19	EXHIBITS	No material changes derived from the recast	-

2. Presentation of financial and other information
Explanatory Note
We are filing this report on Form 6-K to recast our segment financial information and related disclosure for the three years ended 31 December 2020 which were included in our annual report on Form 20-F for the fiscal year ended 31 December 2020 filed with the Securities and Exchange Commission (SEC) on 26 February 2021 (the '2020 Form 20-F'), in order to reflect our new reporting structure.
On 9 April 2021, we announced that, starting and effective with the financial information for the first quarter of 2021, we will carry out a change in our reportable segments to reflect our new reporting structure.
This change in our reportable segments aims to align the segment information to how segments and units are managed and has no impact at the Group level. The main changes, which have been applied to segment information for all periods included in the consolidated financial statements, are the following:
Primary segments
(i) Creation of the new Digital Consumer Bank (DCB) segment, which includes:
•Santander Consumer Finance (SCF) and the consumer finance business in the United Kingdom, both of which were previously included in the Europe segment.
•Our fully digital bank Openbank and the Open Digital Services (ODS) platform, which were previously included in the Santander Global Platform segment.
(ii) Santander Global Platform (SGP), which incorporated our global digital services under a single unit, is no longer a primary segment. Its activities have been distributed as follows:
•Openbank and Open Digital Services (ODS), which, as mentioned above, are now included under the new Digital Consumer Bank reporting segment.
•The business recorded in Global Payment Services - Merchant solutions (GMS), Trade solutions (GTS) and Consumer solutions (Superdigital and Fx Payment) - has been allocated to the three main geographic segments, Europe, North America and South America, with no impact on the information reported for each country.
Secondary segments
(i) Creation of the PagoNxt segment, which incorporates simple and accessible digital payment solutions to drive customer engagement and allows us to combine our most disruptive payment businesses into a single autonomous company, providing global technology solutions for our banks and new customers in the open market, and which has been structured into three businesses, previously included in SGP:
•Merchant solutions (GMS): acquiring solutions for merchants.
•Trade solutions (GTS): Solutions for SMEs and companies operating internationally.
•Consumer solutions: Payment solutions for individuals, including the Superdigital platform, aimed at non-fully banked populations, and Pago FX, an international payment service in the open market.
(ii) Annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Santander Corporate & Investment Banking and between Retail Banking and Wealth Management & Insurance.
(iii) Elimination of the Santander Global Platform reporting segment:
•Openbank and ODS, now recorded in the Retail Banking segment.
•GMS, GTS, Superdigital and Pago FX form the new PagoNxt reporting segment.
The Group recasted the corresponding information of earlier periods to reflect these changes in the structure of its internal organization.
In this report we have included only such disclosure as was impacted by the revisions described above and have only revised such disclosure to reflect such revisions. This report does not, and does not purport to, recast the information in any other part of the 2020 Form 20-F filed on 26 February 2021 or update any information in such Form 20-F to reflect any events that have occurred after its filing. References in this report to our consolidated financial statements shall be deemed to refer to our recast consolidated financial statements and related notes that are also included in this Form 6-K. This Form 6-K should be read in conjunction with the above mentioned 2020 Form 20-F and our other filings with the SEC.
Accounting principles
Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State (a 'Member State') and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards as previously adopted by the European Union (EU-IFRS). The Bank of Spain Circular 4/2004 of 22 December 2004 on Public and Confidential Financial Reporting Rules and Formats ('Circular 4/2004') requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. This Circular was repealed on 1 January 2018 by Bank of Spain Circular 4/2017, of 27 November 2017 on Public and Confidential Financial Reporting Rules and Formats ('Circular 4/2017'). Therefore, Grupo Santander (the 'Group' or 'Santander') is required to prepare its consolidated financial statements for the years ended 31 December 2020 and 31 December 2019 in conformity with

EU-IFRS and Bank of Spain’s Circular 4/2017, while previous periods had to be prepared under EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circulars and International Financial Reporting Standards as issued by the International Accounting Standard Board (“IFRS-IASB”) are not material. Therefore, we assert that the financial information contained in this report on Form 6-K complies with IFRS-IASB.
In July 2014, the IASB published IFRS9 Financial Instruments - Classification and measurement, hedging and impairment that we adopted with the subsequent amendments on 1 January 2018. As permitted by the regulation, we chose not to re-classify the comparative financial statements. Therefore, periods previous to 1 January 2018 are not comparable. The adoption of Bank of Spain’s Circular 4/2017 modified the breakdown and presentation of certain headings in the 31 December 2018 financial statements, to adapt them to the aforementioned IFRS9. Previous periods have not been restated under this Circular.
Our auditors, PricewaterhouseCoopers Auditores, S.L., an independent registered public accounting firm, have audited our consolidated financial statements in respect of the years ended 31 December 2020, 2019 and 2018 in accordance with IFRS-IASB. See pages 68, 69 and 70 in Section 2 of this Form 6-K for the audit report issued by PricewaterhouseCoopers Auditores, S.L.
We have presented our financial information according to the classification format for banks used in Spain and IFRS-IASB. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the U.S. Securities and Exchange Commission that contains presentation requirements for bank holding company financial statements.
General information
Our consolidated financial statements included in Section 2 of this Form 6-K are in Euros, which are denoted 'euro', 'euros', 'EUR' or '€' throughout this annual report. Also, throughout this annual report, when we refer to:
•'we', 'us”, 'our', the 'Group', 'Grupo Santander' or 'Santander', we mean Banco Santander, S.A. and its subsidiaries, unless the context otherwise requires;
•'dollars', 'USD', 'US$' or '$', we mean United States dollars; and
•'pounds', 'GBP' or '£', we mean United Kingdom pounds.
When we refer to 'net interest income' we mean 'interest income/(charges)'.
When we refer to 'staff costs' we mean “personnel expenses”.
When we refer to 'profit before tax' we mean 'operating profit/(loss) before tax'.
When we refer to 'average balances' for a particular period, we mean the average of the month-end balances for that period, unless otherwise noted. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show. In calculating our interest income, we include any interest payments we received on non-accruing loans if they were received in the period when due.
When we refer to 'loans', we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted. The loan to value 'LTV' ratios disclosed in this report refer to LTV ratios calculated as the ratio of the outstanding amount of the loan to the most recent available appraisal value of the mortgaged asset. Additionally, if a loan is approaching a doubtful status, we update the appraisals which are then used to estimate allowances for loan losses.
When we refer to 'non-performing balances', we mean non-performing loans and contingent liabilities ('NPL'), securities and other assets to collect.
When we refer to 'allowances for credit losses' or 'allowances for non-performing balances', we mean the allowances for impaired assets, and unless otherwise noted, the allowance for inherent losses and any allowances for country-risk. From 1 January 2018, after the adoption of IFRS9, the allowances reflect expected credit losses whereas the previous model (IAS 39) was based on incurred losses.
When we refer to 'perimeter effect', we mean growth or reduction derived from changes in the companies that we consolidate resulting from acquisitions, dispositions or other reasons.
Where a translation of foreign exchange is given for any financial data, we use the exchange rates of the relevant period (as of the end of such period for balance sheet data and the average exchange rate of such period for income statement data) as published by the European Central Bank (ECB), unless otherwise noted.
Management makes use of certain financial measures in local currency to help in the assessment of ongoing operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. We analyse these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. Variances in financial metrics, excluding the exchange rate impact, are calculated by translating the components of the financial metrics to our euro presentation currency using the same foreign currency exchange rate for both periods presented. For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see note 2(a) to our consolidated financial statements included in Section 2 of this 6-K. See more information on alternative performance measures in Section 1. 6. Alternative Performance Measures (APMs), in this Form 6-K.

3. Cautionary statement regarding forward-looking statements
This report contains statements that constitute 'forward-looking statements' within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, information regarding:
•exposure to various types of market risks;
•management strategy;
•capital expenditures;
•earnings and other targets; and
•asset portfolios.
Forward-looking statements may be identified by words such as 'expect,' 'project,' 'anticipate,' 'should,' 'intend,' 'probability,' 'risk,' 'VaR,' 'RORAC,' 'RoRWA,' 'TNAV,' 'target,' 'goal,' 'objective,' 'estimate,' 'future' and similar expressions. We include forward-looking statements in the 'Operating and Financial Review and Prospects,' 'Information on the Company,' and 'Quantitative and Qualitative Disclosures About Risks' sections. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.
You should understand that the following important factors, in addition to those discussed in 'Section 4. Risk Factors', 'Section 5. Information on the Company', 'Consolidated Directors’ Report -Economic and Financial Review', 'Section 6. Supplement to the Operating and Financial Review Disclosure in the Directors’ Report-Consolidated Income Statement' in Part 1 of the 2020 Form 20-F and elsewhere in the 2020 Form 20-F and in this Form 6-K, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

Economic and Industry Conditions
•general economic or industry conditions in Spain, the UK, the U.S., other European countries, Brazil, other Latin American countries and the other areas where we have significant operations or investments;
•effects of the covid-19 pandemic in the global economy;
•exposure to various market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices;
•a worsening of the economic environment in Spain, the UK, the U.S., other European countries, Brazil, other Latin American countries and the other areas where we have significant operations or investments, and increase of the volatility in the capital markets;
•the effects of a decline in real estate prices, particularly in Spain and the UK;
•the effects of results of UK political developments, including the UK’s exit from the European Union;
•monetary and interest rate policies of the ECB and various central banks;
•inflation or deflation;
•the effects of non-linear market behaviour that cannot be captured by linear statistical models, such as the VaR model we use;
•changes in competition and pricing environments;
•the inability to hedge some risks economically;
•changes in demographics, consumer spending, investment or saving habits;
•potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; and
•changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political and Governmental Factors
•political stability in Spain, the UK, the U.S., other European countries, Brazil, other Latin American countries and the other areas where we have significant operations or investments;
•changes in Spanish, UK, EU, U.S., Latin American, or other jurisdictions’ legislation, regulations or taxes, including changes in regulatory capital and liquidity requirements, especially in view of the UK exit of the EU; and
•increased regulation in response to financial crises.
Transaction and Commercial Factors
•damage to our reputation;
•acquisitions or restructurings of businesses that may not perform in accordance with our expectations and our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and
•the outcome of our negotiations with business partners and governments.
Operating Factors
•the adequacy of loss reserves;
•potential losses associated with an increase in the level of non‑performance by counterparties to other types of financial instruments;
•technical difficulties and/or failure to improve or upgrade our information technology;
•changes in our access to liquidity and funding on acceptable terms, including as a result of credit spread shifts or downgrades in our credit ratings or those of our more significant subsidiaries;
•our exposure to operational losses (e.g., failed internal or external processes, people and systems);
•changes in our ability to recruit, retain and develop appropriate senior management and skilled personnel;
•the occurrence of force majeure, such as natural disasters, epidemics and pandemics, including the covid-19 pandemic, that impact our operations or impair the asset quality of our loan portfolio;
•the impact of changes in the composition of our balance sheet on future interest income / (charges); and
•potential losses associated with cyber-attacks.

The forward-looking statements contained in this report speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

4. Financial information by segment. 2020 vs 2019
4.1 Description of segments
We base segment reporting on financial information presented to the chief operating decision maker, which excludes certain statutory results items that distort year-on-year comparisons and are not considered for management reporting. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g. capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business (see also note 51.c to the Grupo Santander financial statements).
Grupo Santander has aligned the information in this chapter with the underlying information used internally for management reporting and with that presented in Grupo Santander's other public documents.
Grupo Santander executive committee has been selected to be its chief operating decision maker. Grupo Santander's operating segments reflect its organizational and managerial structures. The executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by geographic area in which profits are earned and type of business. We prepare the information by aggregating the figures for Grupo Santander’s various geographic areas and business units, relating it to both the accounting data of the business units integrated in each segment and that provided by management information systems. The general principles applied are the same as those used in Grupo Santander.
At the beginning of April 2021, we announced that, starting and effective with the financial information for the first quarter of 2021, we would carry out a change in our reportable segments to reflect our new organizational and management structure.
These changes in the reportable segments aim to align the segment information with their management and have no impact on the group’s accounting figures.
a.Main changes in the composition of Grupo Santander segments
The main changes, which have been applied to management information for all periods included in the consolidated financial statements, are the following:
Primary Segments
1.Creation of the new Digital Consumer Bank (DCB) segment, which includes:
•Santander Consumer Finance (SCF), previously included in the Europe segment, plus the consumer finance business in the United Kingdom, previously recorded in the country.
•Our fully digital bank Openbank and the Open Digital Services (ODS) platform, which were previously included in the Santander Global Platform segment.
2.Santander Global Platform (SGP), which incorporated our global digital services under a single unit, is no longer a primary segment. Its activities have been distributed as follows:
•Openbank and Open Digital Services (ODS), which, as mentioned above, are now included under the new Digital Consumer Bank reporting segment.
•The business recorded in Global Payment Services -Merchant solutions (GMS), Trade solutions (GTS) and Consumer solutions (Superdigital and Fx Payment) - has been allocated to the three main geographic segments, Europe, North America and South America, with no impact on the information reported for each country.
Secondary Segments
1.Creation of the PagoNxt segment, which incorporates simple and accessible digital payment solutions to drive customer engagement and allows us to combine our most disruptive payment businesses into a single autonomous company, providing global technology solutions for our banks and new customers in the open market, and which has been structured into three businesses, previously included in SGP:
•Merchant solutions (GMS): acquiring solutions for merchants.
•Trade solutions (GTS): Solutions for SMEs and companies operating internationally.
•Consumer solutions: Payment solutions for individuals, including the Superdigital platform, aimed at non-fully banked populations, and Pago FX, an international payment service in the open market.
2. Annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Santander Corporate & Investment Banking and between Retail Banking and Wealth Management & Insurance.
3. Elimination of the Santander Global Platform reporting segment:
•Openbank and ODS, now recorded in the Retail Banking segment.
•GMS, GTS, Superdigital and Pago FX form the new PagoNxt reporting segment.
The Group recasted the corresponding information of earlier periods considering the changes included in this section. As stated above, group figures remain unchanged.

b. Current composition of Grupo Santander segments
Primary segments
This primary level of segmentation, which is based on the Group’s management structure, comprises five reportable segments: four operating areas plus the Corporate Centre. The operating areas are:
Europe: which comprises all business activity carried out in the region, except that included in Digital Consumer Bank. Detailed financial information is provided on Spain, the UK, Portugal and Poland.
North America: which comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA, the specialized business unit Banco Santander International, Santander Investment Securities (SIS) and the New York branch.
South America: includes all the financial activities carried out by Grupo Santander through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Chile, Argentina, Uruguay, Peru and Colombia.
Digital Consumer Bank: includes Santander Consumer Finance, which incorporates the entire consumer finance business in Europe, Openbank and ODS.
Secondary segments
At this secondary level, Grupo Santander is structured into Retail Banking, Santander Corporate & Investment Banking, Wealth Management & Insurance and PagoNxt.
Retail Banking: this covers all customer banking businesses, including consumer finance, except those of corporate banking which are managed through Santander Corporate & Investment Banking, asset management, private banking and insurance, which are managed by Wealth Management & Insurance. The results of the hedging positions in each country are also included, conducted within the sphere of their respective assets and liabilities committees.
Santander Corporate & Investment Banking (SCIB): this business reflects revenue from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equity business.
Wealth Management & Insurance: includes the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland and the insurance business (Santander Insurance).
PagoNxt: this includes digital payment solutions, providing global technology solutions for our banks and new customers in the open market. It is structured in three businesses: Merchant solutions, Trade solutions and Consumer solutions.
In addition to these operating units, which report by geographic area and businesses, the Group continues to maintain the area of Corporate Centre, that includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and of shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates impairment of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The businesses included in each of the primary segments in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.
As described on the previous page, the results of our business segments presented below are provided on the basis of underlying results only and including the impact of foreign exchange rate fluctuations. However, for a better understanding of the actual changes in the performance of our business segments, we provide and discuss the year-on-year changes to our results excluding such impact.
On the other hand, certain figures contained in this report, including financial information, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

4.2 Summary income statement of the Group’s main business areas

2020. Main items of the underlying income statement
EUR million
	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
Primary segments
Europe	9,911	4,000	14,673	6,399	2,085	1,413
Spain	3,957	2,314	6,782	3,175	715	517
United Kingdom	3,504	494	3,980	1,441	508	391
Portugal	787	388	1,296	706	483	338
Poland	1,037	452	1,524	895	370	162
Other	626	351	1,090	182	8	5
North America	8,470	1,684	11,034	6,357	2,307	1,472
US	5,645	889	7,360	4,281	1,250	731
Mexico	2,825	772	3,651	2,098	1,082	762
Other	1	24	23	(23)	(25)	(20)
South America	10,723	3,589	14,868	9,511	5,267	2,907
Brazil	7,625	2,824	10,866	7,325	4,045	2,113
Chile	1,787	335	2,263	1,363	785	432
Argentina	912	273	1,128	496	200	179
Other	399	158	611	327	238	183
Digital Consumer Bank	4,263	771	5,166	2,837	1,929	1,133
Corporate Centre	(1,374)	(29)	(1,141)	(1,470)	(1,912)	(1,844)
TOTAL GROUP	31,994	10,015	44,600	23,633	9,674	5,081

Secondary segments
Retail Bank	30,056	6,986	38,022	20,737	7,867	4,421
Corporate & Investment Banking	2,918	1,542	5,332	3,294	2,689	1,798
Wealth Management & Insurance	394	1,153	2,030	1,159	1,132	823
PagoNxt	(1)	362	356	(86)	(101)	(116)
Corporate Centre	(1,374)	(29)	(1,141)	(1,470)	(1,912)	(1,844)
TOTAL GROUP	31,994	10,015	44,600	23,633	9,674	5,081

2019. Main items of the underlying income statement
EUR million
	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
Primary segments
Europe	10,072	4,422	15,940	7,029	4,904	3,394
Spain	3,919	2,481	7,506	3,485	2,174	1,585
United Kingdom	3,507	851	4,377	1,652	1,242	921
Portugal	856	390	1,375	751	750	525
Poland	1,171	467	1,717	1,024	681	349
Other	620	234	965	116	58	15
North America	8,926	1,776	11,603	6,618	2,758	1,653
US	5,769	947	7,605	4,309	1,317	717
Mexico	3,157	829	3,998	2,327	1,459	950
Other	0	0	(1)	(17)	(18)	(13)
South America	13,316	4,787	18,425	11,752	7,214	3,910
Brazil	10,072	3,798	13,951	9,345	5,606	2,939
Chile	1,867	404	2,539	1,508	1,129	630
Argentina	940	446	1,316	554	217	144
Other	437	138	618	344	262	198
Digital Consumer Bank	4,221	843	5,144	2,805	2,315	1,391
Corporate Centre	(1,252)	(50)	(1,617)	(1,990)	(2,262)	(2,097)
TOTAL GROUP	35,283	11,779	49,494	26,214	14,929	8,252

Secondary segments
Retail Bank	33,308	8,663	43,286	24,006	13,250	7,756
Corporate & Investment Banking	2,728	1,520	5,227	2,945	2,699	1,713
Wealth Management & Insurance	479	1,190	2,126	1,187	1,197	867
PagoNxt	20	456	472	66	44	14
Corporate Centre	(1,252)	(50)	(1,617)	(1,990)	(2,262)	(2,097)
TOTAL GROUP	35,283	11,779	49,494	26,214	14,929	8,252

4.3 Primary segments

Europe
Business performance
Loans and advances to customers remained virtually unchanged year-on-year. In gross terms, excluding reverse repurchase agreements and the exchange rate impact, they rose 5%, with broad-based growth in all countries. Of note were the UK (mortgages), Spain (mainly corporates due to ICO-guaranteed loans) and Portugal (mortgages and corporates), as well as a positive performance in SCIB (mainly in Other Europe, but in the other countries as well).
Customer deposits increased by 4% compared to 2019. Excluding repurchase agreements and the FX impact, they were up 7% with rises in all countries.
Mutual funds grew 4% (+5% excluding FX impact), predominantly driven by Portugal (+6%) and Other Europe (+56%), boosting customer funds by 4% (+6% excluding the exchange rate impact).
Results
Underlying attributable profit in 2020 was EUR 1,413 million (20% of the Group's total operating areas), and underlying RoTE was 3.6%.
Compared to 2019, underlying attributable profit, was down 58% in euros and in constant euros, as follows:
•Total income declined 7% dampened by the health crisis, low interest rates, lower income from real estate stakes in Spain and the higher contribution to the DGF.
Net interest income remained relatively stable benefiting from higher volumes, interest rate management and the positive TLTRO impact.
•Administrative expenses and amortizations decreased 7% stemming from optimizations in recent years and the efficiencies generated since the pandemic began.
•Net loan-loss provisions, which to some extent anticipate potential future impacts, increased sharply amid the covid-19 health crisis. However, the NPL ratio improved 13 bps to 3.34% due to risk management and other initiatives such as non-performing portfolio sales.
•Other gains (losses) and provisions increased their loss during the year, mainly in the UK and Poland for potential legal contingencies and other provisions.

Europe
EUR million
	2020	2019	%	% excl. FX
Underlying income statement
Net interest income	9,911	10,072	(1.6)	(0.8)
Net fee income	4,000	4,422	(9.6)	(9.0)
Gains (losses) on financial transactions A	869	1,046	(16.9)	(16.5)
Other operating income	(107)	400	—	—
Total income	14,673	15,940	(7.9)	(7.3)
Administrative expenses and amortizations	(8,274)	(8,911)	(7.2)	(6.5)
Net operating income	6,399	7,029	(9.0)	(8.2)
Net loan-loss provisions	(3,344)	(1,332)	151.0	152.9
Other gains (losses) and provisions	(970)	(793)	22.4	23.4
Profit before tax	2,085	4,904	(57.5)	(57.1)
Tax on profit	(594)	(1,342)	(55.7)	(55.4)
Profit from continuing operations	1,491	3,561	(58.1)	(57.8)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,491	3,561	(58.1)	(57.8)
Non-controlling interests	(78)	(167)	(53.6)	(52.1)
Underlying attributable profit to the parent	1,413	3,394	(58.4)	(58.1)

Balance sheet
Loans and advances to customers	563,582	563,101	0.1	3.1
Cash, central banks and credit institutions	213,561	171,974	24.2	25.8
Debt instruments	81,271	101,189	(19.7)	(18.2)
Other financial assets	48,313	53,918	(10.4)	(10.2)
Other asset accounts	35,893	36,586	(1.9)	(0.2)
Total assets	942,620	926,768	1.7	4.1
Customer deposits	582,353	559,721	4.0	6.8
Central banks and credit institutions	167,014	156,201	6.9	8.0
Marketable debt securities	84,201	94,882	(11.3)	(7.9)
Other financial liabilities	54,634	59,241	(7.8)	(7.4)
Other liabilities accounts	11,788	12,435	(5.2)	(2.9)
Total liabilities	899,990	882,479	2.0	4.3
Total equity	42,630	44,289	(3.7)	(0.9)

Pro memoria:
Gross loans and advances to customers B	543,336	534,125	1.7	4.7
Customer funds	655,954	630,372	4.1	6.4
Customer deposits C	562,977	540,735	4.1	6.8
Mutual funds	92,977	89,637	3.7	4.6

Ratios (%) and operating data
Underlying RoTE	3.61	8.58	(4.98)
Efficiency ratio	56.4	55.9	0.5
NPL ratio	3.34	3.47	(0.13)
NPL coverage	50.3	43.0	7.3
Number of employees	69,032	71,298	(3.2)
Number of branches	4,494	4,920	(8.7)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Spain
Business performance
Loans and advances to customers rose 5%. In gross terms, excluding reverse repurchase agreements, they increased by EUR 9,455 million (+5%) strongly driven by the self-employed, SMEs and corporates. Mortgage completions and consumer lending remained below 2019 levels, in line with the economic slowdown.
Customer deposits increased 5% compared to 2019. Excluding repos, growth was also 5% boosted by demand deposits (+9% year-on-year). Regarding mutual funds, assets under management increased 1% despite the initial impact of the pandemic, as net inflows were positive in the last seven months.
Results
Underlying attributable profit amounted to EUR 517 million (7% of the Group’s total operating areas) with an underlying RoTE of 3%.
Compared to 2019, underlying attributable profit was 67% lower. By line:
•Total income declined 10% impacted primarily by lower net fee income from reduced transaction volumes and market performance, and lower income from real estate stakes. Conversely, net interest income had no material change after absorbing the impact of negative interest rates and smaller ALCO portfolio.
•Administrative expenses and amortizations fell at double-digit rates (-10% year-on-year) through the development of our distribution model.
•Higher loan-loss provisions for potential future impacts of the uncertainty caused by the covid-19 crisis. Despite the economic recession, the NPL ratio improved 71 bps year-on-year, mainly due to the high level of corporate loans and a non-performing portfolio sale for EUR 1.5 billion. Coverage ratio increased 6 pp.
•Other gains (losses) and provisions, where provisions related to foreclosed assets and increased operational risk are recorded, had no material change.

Spain
EUR million
	2020	2019	%
Underlying income statement
Net interest income	3,957	3,919	1.0
Net fee income	2,314	2,481	(6.7)
Gains (losses) on financial transactions A	781	1,046	(25.4)
Other operating income	(269)	61	—
Total income	6,782	7,506	(9.6)
Administrative expenses and amortizations	(3,607)	(4,021)	(10.3)
Net operating income	3,175	3,485	(8.9)
Net loan-loss provisions	(2,001)	(856)	133.7
Other gains (losses) and provisions	(459)	(455)	0.9
Profit before tax	715	2,174	(67.1)
Tax on profit	(199)	(589)	(66.2)
Profit from continuing operations	516	1,585	(67.4)
Net profit from discontinued operations	—	—	—
Consolidated profit	516	1,585	(67.4)
Non-controlling interests	—	—	—
Underlying attributable profit to the parent	517	1,585	(67.4)

Balance sheet
Loans and advances to customers	194,239	185,179	4.9
Cash, central banks and credit institutions	113,518	78,334	44.9
Debt instruments	21,654	34,288	(36.8)
Other financial assets	2,671	1,393	91.8
Other asset accounts	22,438	23,908	(6.1)
Total assets	354,521	323,102	9.7
Customer deposits	251,375	240,427	4.6
Central banks and credit institutions	48,305	25,231	91.4
Marketable debt securities	26,068	26,855	(2.9)
Other financial liabilities	9,344	8,971	4.2
Other liabilities accounts	4,112	5,222	(21.3)
Total liabilities	339,203	306,706	10.6
Total equity	15,318	16,396	(6.6)

Pro memoria:
Gross loans and advances to customers B	200,735	191,280	4.9
Customer funds	320,879	308,747	3.9
Customer deposits C	251,375	240,126	4.7
Mutual funds	69,503	68,621	1.3

Ratios (%) and operating data
Underlying RoTE	3.30	10.48	(7.18)
Efficiency ratio	53.2	53.6	(0.4)
NPL ratio	6.23	6.94	(0.71)
NPL coverage	47.1	41.1	5.9
Number of employees	26,961	27,630	(2.4)
Number of branches	2,939	3,235	(9.1)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

United Kingdom
Business performance
Loans and advances to customers decreased 5% in euros compared to 2019. In gross terms, excluding reverse repurchase agreements and the exchange rate impact, they rose 2%. Growth was driven by new mortgage loans from the pent up demand and stamp duty relief, and flows in corporates almost exclusively via government schemes.

Customer deposits rose 2% in euros and were 8% higher excluding repurchase agreements and the exchange rate impact. Demand deposits increased 11%, while time deposits fell 16%. Mutual funds were up 2%.
Results
Underlying attributable profit was EUR 391 million in 2020 (6% of the Group’s total operating areas), and underlying RoTE was 3.0%.
Compared to 2019, underlying attributable profit was 58% lower in euros and 57% lower in constant euros. By line:
•Total income declined 8%, particularly due to a 41% reduction in net fee income (lower customer activity and regulatory changes to overdrafts), asset repricing following the Bank of England base rate reduction, and, to a lesser extent, lower gains on financial transactions.
Conversely, net interest income picked up strongly in the second half of the year resulting in a 1% increase, due to liability repricing actions, in particular the 1I2I3 Current Account, and stronger volumes.
•Administrative expenses and amortizations declined 6% reflecting realized efficiency savings from our transformation programme and lower costs related to commercial activity. This was partially offset by covid-19 related costs.
•Net loan-loss provisions increased significantly due to covid-related charges for expected credit losses, however from very low levels. Cost of credit remained low (27 bps) and the NPL ratio was 1.24%. The coverage ratio rose 11 pp to 45%.
•The negative impact from other gains (losses) and provisions increased 39%, in part due to potential legal contingencies.

United Kingdom
EUR million
	2020	2019	%	% excl. FX
Underlying income statement
Net interest income	3,504	3,507	(0.1)	1.3
Net fee income	494	851	(41.9)	(41.1)
Gains (losses) on financial transactions A	(20)	15	—	—
Other operating income	1	4	(74.1)	(73.8)
Total income	3,980	4,377	(9.1)	(7.8)
Administrative expenses and amortizations	(2,539)	(2,725)	(6.8)	(5.6)
Net operating income	1,441	1,652	(12.7)	(11.6)
Net loan-loss provisions	(677)	(223)	204.1	208.2
Other gains (losses) and provisions	(256)	(188)	36.7	38.5
Profit before tax	508	1,242	(59.1)	(58.5)
Tax on profit	(117)	(320)	(63.5)	(63.0)
Profit from continuing operations	391	921	(57.5)	(56.9)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	391	921	(57.5)	(56.9)
Non-controlling interests	—	—	—	—
Underlying attributable profit to the parent	391	921	(57.5)	(56.9)

Balance sheet
Loans and advances to customers	249,777	261,987	(4.7)	0.6
Cash, central banks and credit institutions	54,444	39,138	39.1	46.8
Debt instruments	11,527	20,187	(42.9)	(39.7)
Other financial assets	712	939	(24.2)	(20.0)
Other asset accounts	8,177	7,583	7.8	13.8
Total assets	324,637	329,835	(1.6)	3.9
Customer deposits	231,921	228,303	1.6	7.2
Central banks and credit institutions	20,587	16,633	23.8	30.6
Marketable debt securities	51,151	62,454	(18.1)	(13.5)
Other financial liabilities	2,316	2,508	(7.7)	(2.6)
Other liabilities accounts	4,508	4,307	4.7	10.5
Total liabilities	310,483	314,206	(1.2)	4.3
Total equity	14,154	15,629	(9.4)	(4.4)

Pro memoria:
Gross loans and advances to customers B	230,674	237,569	(2.9)	2.5
Customer funds	222,268	217,886	2.0	7.7
Customer deposits C	214,329	209,669	2.2	7.9
Mutual funds	7,938	8,218	(3.4)	2.0

Ratios (%) and operating data
Underlying RoTE	3.02	6.54	(3.52)
Efficiency ratio	63.8	62.3	1.5
NPL ratio	1.24	1.04	0.21
NPL coverage	44.7	33.4	11.3
Number of employees	22,028	23,574	(6.6)
Number of branches	564	616	(8.4)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Portugal
Business performance
Loans and advances to customers increased 7%. Excluding reverse repos, gross loans and advances to customers rose 8% year-on-year, backed by steady growth in corporate loans (underpinned by the state-backed lines of credit) and mortgages.
Customer funds (excluding repos) rose 2% mostly due to demand deposits (+17% year-on-year). In the fourth quarter, mutual funds picked up (+9% compared to September), leading to a 6% year-on-year increase.
Results
Underlying attributable profit was EUR 338 million in the year (5% of the Group’s total operating areas), and underlying RoTE was 9%.
Compared to 2019, underlying attributable profit dropped 36%. By line:
•Total income decreased 6%, weighed down by the impact of the pandemic in net interest income (lower interest rates) and net fee income (lower volumes and suspension of fees for digital payments and payment holidays in loans). Gains on financial transactions remained flat, but were offset by reduced insurance activity and the higher contribution to the SRF.
•Administrative expenses and amortizations fell 5% driven by the ongoing transformation process, resulting in an efficiency ratio around 45.5%.
•Higher net loan-loss provisions for possible future impacts of the pandemic, raising the cost of credit to 0.51%. The NPL ratio fell to 3.89%.
•Other gains (losses) and provisions remained insignificant. However, they increased in the year driven by foreclosed assets.

Portugal
EUR million
	2020	2019	%
Underlying income statement
Net interest income	787	856	(8.1)
Net fee income	388	390	(0.6)
Gains (losses) on financial transactions A	111	111	0.2
Other operating income	10	17	(41.8)
Total income	1,296	1,375	(5.7)
Administrative expenses and amortizations	(590)	(623)	(5.3)
Net operating income	706	751	(6.1)
Net loan-loss provisions	(193)	8	—
Other gains (losses) and provisions	(29)	(9)	213.4
Profit before tax	483	750	(35.5)
Tax on profit	(145)	(223)	(35.2)
Profit from continuing operations	339	527	(35.7)
Net profit from discontinued operations	—	—	—
Consolidated profit	339	527	(35.7)
Non-controlling interests	0	(2)	(76.4)
Underlying attributable profit to the parent	338	525	(35.5)

Balance sheet
Loans and advances to customers	38,058	35,406	7.5
Cash, central banks and credit institutions	5,819	4,675	24.5
Debt instruments	11,569	12,580	(8.0)
Other financial assets	1,487	1,695	(12.3)
Other asset accounts	1,475	1,769	(16.6)
Total assets	58,408	56,125	4.1
Customer deposits	39,881	39,258	1.6
Central banks and credit institutions	9,974	8,003	24.6
Marketable debt securities	2,520	3,384	(25.5)
Other financial liabilities	249	276	(9.8)
Other liabilities accounts	1,643	1,516	8.4
Total liabilities	54,267	52,438	3.5
Total equity	4,141	3,688	12.3

Pro memoria:
Gross loans and advances to customers B	39,054	36,321	7.5
Customer funds	43,133	42,324	1.9
Customer deposits C	39,881	39,258	1.6
Mutual funds	3,252	3,066	6.1

Ratios (%) and operating data
Underlying RoTE	8.73	12.80	(4.07)
Efficiency ratio	45.5	45.3	0.2
NPL ratio	3.89	4.83	(0.94)
NPL coverage	66.5	52.8	13.7
Number of employees	6,336	6,582	(3.7)
Number of branches	477	542	(12.0)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Poland
Business performance
Loans and advances to customers were down 7% in euros compared to December 2019. In gross terms and excluding reverse repurchase agreements and the exchange rate impact, loans increased modestly year-on-year in constant euros (+1%). By segment, volumes grew in individuals (+2%) and SMEs (+3%). Corporates fell 5% due to excess liquidity in the market.
Customer deposits increased 4% year-on-year in euros. Excluding repurchase agreements and at constant exchange rates, deposits grew 12% year-on-year, boosted by SMEs (+36%) and corporates (+22%). CIB’s deposit base showed an annual decrease of 33%. We continued to actively manage deposits to optimize the cost of funding.
Total customer funds, including mutual funds, were 10% higher (excluding the exchange rate impact).
Results
Underlying attributable profit in 2020 was EUR 162 million (2% of the Group's total operating areas), and underlying RoTE was 5%.
Compared to 2019, underlying profit fell 54% in euros and 52% excluding the exchange rate impact. By line:
•Total income fell 8% due to lower net interest income (8%), impacted by interest rate cuts (-140 bps during the year) and a higher Deposit Guarantee Fund (BFG) contribution. Net fee income saw no material change.
•Administrative expenses and amortizations dropped 6% year-on-year driven by personnel expenses and general and administrative expenses.
•Net loan-loss provisions increased 57% year-on-year due to higher charges in the SME and CIB segments, and, to a lesser extent, higher provisions for individuals. All of them affected by covid-19.
•Other gains (losses) and provisions increased 60% due to higher provisions for potential legal claims.

Poland
EUR million
	2020	2019	%	% excl. FX
Underlying income statement
Net interest income	1,037	1,171	(11.4)	(8.5)
Net fee income	452	467	(3.1)	0.2
Gains (losses) on financial transactions A	90	93	(3.3)	0.0
Other operating income	(55)	(13)	327.6	341.9
Total income	1,524	1,717	(11.3)	(8.3)
Administrative expenses and amortizations	(629)	(693)	(9.3)	(6.2)
Net operating income	895	1,024	(12.6)	(9.7)
Net loan-loss provisions	(330)	(217)	52.2	57.3
Other gains (losses) and provisions	(195)	(127)	54.4	59.5
Profit before tax	370	681	(45.7)	(43.9)
Tax on profit	(130)	(170)	(23.5)	(21.0)
Profit from continuing operations	240	511	(53.1)	(51.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	240	511	(53.1)	(51.5)
Non-controlling interests	(78)	(162)	(52.0)	(50.4)
Underlying attributable profit to the parent	162	349	(53.5)	(52.0)

Balance sheet
Loans and advances to customers	28,025	30,034	(6.7)	(0.1)
Cash, central banks and credit institutions	2,539	3,398	(25.3)	(20.0)
Debt instruments	14,006	9,285	50.8	61.6
Other financial assets	980	630	55.7	66.7
Other asset accounts	1,341	1,341	0.0	7.1
Total assets	46,890	44,688	4.9	12.4
Customer deposits	34,868	33,485	4.1	11.5
Central banks and credit institutions	2,613	2,319	12.7	20.7
Marketable debt securities	2,110	2,171	(2.8)	4.1
Other financial liabilities	993	762	30.3	39.6
Other liabilities accounts	1,232	923	33.5	43.0
Total liabilities	41,816	39,659	5.4	12.9
Total equity	5,074	5,029	0.9	8.1

Pro memoria:
Gross loans and advances to customers B	29,055	30,925	(6.0)	0.6
Customer funds	38,889	37,929	2.5	9.8
Customer deposits C	34,865	33,485	4.1	11.5
Mutual funds	4,023	4,444	(9.5)	(3.0)

Ratios (%) and operating data
Underlying RoTE	5.05	11.23	(6.17)
Efficiency ratio	41.3	40.4	0.9
NPL ratio	4.74	4.31	0.43
NPL coverage	70.7	66.8	3.9
Number of employees	10,582	11,049	(4.2)
Number of branches	502	515	(2.5)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

North America
Business performance
Loans and advances to customers decreased 10%. Gross loans and advances to customers excluding reverse repurchase agreements and the exchange rate impact rose 2% (+4% excluding the impact from Puerto Rico's sale) driven by the US, notably SC USA (+9%). Mexico remained stable, as corporate loans began to normalize following the uptick at the beginning of the pandemic.
Solid trend in customer deposits, increasing 4% year-on-year. Excluding repurchase agreements and the exchange rate impact, they were 16% higher reflecting growth in demand deposits in SBNA, corporate deposits in the New York branch and deposits in Mexico. This strong growth demonstrates the high level of liquidity in the system and the positive performance of our customer attraction and loyalty strategy.
Results
Underlying attributable profit in 2020 was EUR 1,472 million (21% of the Group's total operating areas), with an underlying RoTE of 6.9% (10.4% excluding the excess of capital).
Compared to 2019, underlying attributable profit decreased 11% in euros. Excluding the exchange rate impact, it dropped 4%. By line:
•Total income remained relatively stable, as well as net interest income, driven by volume growth. Net fee income was 1% higher despite the lower activity in consumer banking.
•Administrative expenses and amortizations were 1% lower, despite the increase in amortizations and technology investments, enabling the efficiency ratio to improve to 42.4% and net operating income to rise 1%.
•Net loan-loss provisions grew mainly due to covid-19 related provisions. The NPL ratio improved 3 bps to 2.23% and coverage was higher at 183% (+30 pp in the year). The cost of credit stood at 2.92% (+16 bps year-on-year).
•Other gains (losses) and provisions reduced its loss by 34%.
•Non-controlling interests were lower due to our increased equity stake in Mexico and SC USA.

North America
EUR million
	2020	2019	%	% excl. FX
Underlying income statement
Net interest income	8,470	8,926	(5.1)	0.2
Net fee income	1,684	1,776	(5.2)	1.3
Gains (losses) on financial transactions A	251	229	9.5	16.6
Other operating income	629	672	(6.4)	(5.9)
Total income	11,034	11,603	(4.9)	0.3
Administrative expenses and amortizations	(4,677)	(4,984)	(6.2)	(1.1)
Net operating income	6,357	6,618	(4.0)	1.4
Net loan-loss provisions	(3,917)	(3,656)	7.1	11.8
Other gains (losses) and provisions	(133)	(205)	(35.2)	(33.8)
Profit before tax	2,307	2,758	(16.3)	(10.1)
Tax on profit	(573)	(679)	(15.6)	(9.9)
Profit from continuing operations	1,734	2,079	(16.6)	(10.1)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,734	2,079	(16.6)	(10.1)
Non-controlling interests	(262)	(426)	(38.5)	(34.3)
Underlying attributable profit to the parent	1,472	1,653	(11.0)	(3.8)

Balance sheet
Loans and advances to customers	120,571	133,727	(9.8)	(0.2)
Cash, central banks and credit institutions	28,666	22,904	25.2	39.9
Debt instruments	38,402	33,749	13.8	27.6
Other financial assets	15,439	10,821	42.7	60.7
Other asset accounts	20,718	22,772	(9.0)	0.2
Total assets	223,797	223,972	(0.1)	11.0
Customer deposits	102,924	98,915	4.1	15.8
Central banks and credit institutions	38,017	38,952	(2.4)	8.6
Marketable debt securities	36,583	44,097	(17.0)	(8.6)
Other financial liabilities	16,182	11,773	37.4	55.3
Other liabilities accounts	6,029	6,256	(3.6)	7.1
Total liabilities	199,735	199,993	(0.1)	11.0
Total equity	24,062	23,979	0.3	11.1

Pro memoria:
Gross loans and advances to customers B	120,665	130,593	(7.6)	2.3
Customer funds	117,548	113,407	3.7	15.4
Customer deposits C	96,315	92,231	4.4	16.0
Mutual funds	21,233	21,175	0.3	12.6

Ratios (%) and operating data
Underlying RoTE	6.95	8.43	(1.48)
Efficiency ratio	42.4	43.0	(0.6)
NPL ratio	2.23	2.20	0.03
NPL coverage	182.6	153.0	29.6
Number of employees	38,706	37,954	2.0
Number of branches	1,958	2,043	(4.2)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

United States
Business performance
Loans and advances to customers at Santander US fell 8% in euros in 2020. Excluding the exchange rate impact and reverse repurchase agreements, gross loans and advances to customers grew 3% year-on-year, driven by lending growth in auto, CIB and originations through the Paycheck Protection Program (excluding the impact from the sale of the retail and commercial bank in Puerto Rico, growth was 6%).
Auto originations continued to improve during the second half of the year as shelter-in-place mandates were lifted and dealerships returned to normal. Prime loans remained up on the previous year due to Fiat Chrysler Automobiles (FCA) incentive programmes and Santander US's ability to leverage its strong deposit base.
Customer deposits rose 6% in euros year-on-year. Excluding repurchase agreements and the exchange rate impact, customer deposits were 16% higher, boosted by strong growth in demand deposits and corporate deposits.
Mutual funds increased 16% excluding the exchange rate impact. As a result, customer funds rose 6% (+16% excluding the exchange rate impact).
Results
Underlying attributable profit in the year was EUR 731 million (10% of the Group’s total operating areas), and underlying RoTE was 4.7% (8.4% adjusted for excess capital).
Underlying attributable profit was 2% higher in euros. Excluding the exchange rate impact, growth was 4%, underpinned largely by SC USA. By line:
•Net interest income was flat as lower rates offset increased volumes. Net fee income was lower, impacted by covid-19, although partially compensated by gradually improving leasing income. As a result, total income was down 1%.
•Administrative expenses and amortizations were down significantly, particularly at SBNA, due to disciplined cost control, as reflected in a 1% increase in net operating income.
•Net loan-loss provisions rose 7% given the crisis which drove the need for a reinforced coverage ratio. Asset quality ratios improved or were stable: cost of credit flat at 2.86%, NPL ratio down 16 bps to 2.04% and coverage increased to 210% (+49 pp).
•Other gains (losses) and provisions improved 52% due to lower provisions for legal claims.
•Positive impact from lower non-controlling interests following the SC USA share buyback programme.

United States
EUR million
	2020	2019	%	% excl. FX
Underlying income statement
Net interest income	5,645	5,769	(2.2)	(0.3)
Net fee income	889	947	(6.1)	(4.3)
Gains (losses) on financial transactions A	118	131	(10.0)	(8.3)
Other operating income	709	759	(6.5)	(4.8)
Total income	7,360	7,605	(3.2)	(1.4)
Administrative expenses and amortizations	(3,079)	(3,297)	(6.6)	(4.8)
Net operating income	4,281	4,309	(0.6)	1.2
Net loan-loss provisions	(2,937)	(2,792)	5.2	7.2
Other gains (losses) and provisions	(93)	(200)	(53.2)	(52.3)
Profit before tax	1,250	1,317	(5.0)	(3.2)
Tax on profit	(318)	(370)	(13.8)	(12.2)
Profit from continuing operations	932	947	(1.6)	0.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	932	947	(1.6)	0.3
Non-controlling interests	(201)	(230)	(12.4)	(10.7)
Underlying attributable profit to the parent	731	717	1.9	3.8

Balance sheet
Loans and advances to customers	90,992	98,707	(7.8)	0.7
Cash, central banks and credit institutions	16,614	12,829	29.5	41.5
Debt instruments	14,084	16,677	(15.5)	(7.8)
Other financial assets	4,381	4,320	1.4	10.8
Other asset accounts	17,003	18,882	(10.0)	(1.6)
Total assets	143,074	151,415	(5.5)	3.2
Customer deposits	67,450	63,371	6.4	16.3
Central banks and credit institutions	20,989	25,126	(16.5)	(8.8)
Marketable debt securities	29,737	37,132	(19.9)	(12.5)
Other financial liabilities	4,329	4,146	4.4	14.0
Other liabilities accounts	3,369	4,093	(17.7)	(10.1)
Total liabilities	125,874	133,868	(6.0)	2.7
Total equity	17,200	17,547	(2.0)	7.1

Pro memoria:
Gross loans and advances to customers B	90,459	95,742	(5.5)	3.2
Customer funds	76,972	72,604	6.0	15.8
Customer deposits C	66,385	62,608	6.0	15.8
Mutual funds	10,586	9,996	5.9	15.7

Ratios (%) and operating data
Underlying RoTE	4.66	4.78	(0.13)
Efficiency ratio	41.8	43.3	(1.5)
NPL ratio	2.04	2.20	(0.16)
NPL coverage	210.4	161.8	48.5
Number of employees	16,125	17,372	(7.2)
Number of branches	585	621	(5.8)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Mexico
Business performance
Loans and advances to customers decreased 16% in euros, compared to 2019. Gross loans and advances to customers, excluding reverse repurchase agreements and the exchange rate impact, remained stable year-on-year, as corporate loans began to normalize following the uptick at the beginning of the pandemic. Of note was the growth in mortgages.
Customer deposits saw no material change in euros. Excluding repurchase agreements and the exchange rate impact, they were up 16%. The focus on reducing the cost of deposits resulted in an 18% rise in demand deposits, notably from individuals (+24%) and 13% growth in time deposits. Mutual funds rose 10%, and customer funds 14%.
Results
Underlying attributable profit was EUR 762 million in the year (11% of the Group’s total operating areas), with an underlying RoTE was 14.4%.
Compared to 2019, underlying attributable profit was 20% lower. Excluding the exchange rate impact, underlying attributable profit fell 9%. By line:
•Total income increased 3% spurred on by net fee income (+5%) mainly from transactional fees. Net interest income was up 1% underpinned by higher volumes, and gains on financial transactions increased 52% driven by volatility management.
•Administrative expenses and amortizations were up 5%, mainly driven by the increase in amortizations and technology investment.
•Net loan-loss provisions increased 28% due to covid-19 related charges and a one-off provision recorded for a corporate customer. Cost of credit was 3.03%, the NPL ratio reached 2.81% and coverage stood at 121%.
•At Banco Santander's extraordinary general meeting on 23 July 2019, shareholders approved a capital increase to acquire shares Santander México from minority interests. Consequently, minority interests in the H1'19 were higher than in 2020, thus dampening results growth in 2019 more than in 2020.

Mexico
EUR million
	2020	2019	%	% excl. FX
Underlying income statement
Net interest income	2,825	3,157	(10.5)	1.2
Net fee income	772	829	(7.0)	5.2
Gains (losses) on financial transactions A	134	99	34.4	52.0
Other operating income	(79)	(87)	(8.6)	3.3
Total income	3,651	3,998	(8.7)	3.2
Administrative expenses and amortizations	(1,552)	(1,671)	(7.1)	5.0
Net operating income	2,098	2,327	(9.8)	2.0
Net loan-loss provisions	(979)	(863)	13.4	28.3
Other gains (losses) and provisions	(37)	(5)	—	—
Profit before tax	1,082	1,459	(25.8)	(16.2)
Tax on profit	(259)	(314)	(17.3)	(6.5)
Profit from continuing operations	823	1,145	(28.2)	(18.8)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	823	1,145	(28.2)	(18.8)
Non-controlling interests	(61)	(196)	(68.9)	(64.9)
Underlying attributable profit to the parent	762	950	(19.8)	(9.3)

Balance sheet
Loans and advances to customers	29,565	35,019	(15.6)	(2.8)
Cash, central banks and credit institutions	11,854	10,056	17.9	35.8
Debt instruments	24,315	17,069	42.5	64.1
Other financial assets	10,982	6,439	70.6	96.4
Other asset accounts	3,523	3,859	(8.7)	5.1
Total assets	80,239	72,441	10.8	27.6
Customer deposits	35,457	35,544	(0.2)	14.9
Central banks and credit institutions	16,977	13,816	22.9	41.5
Marketable debt securities	6,847	6,965	(1.7)	13.2
Other financial liabilities	11,830	7,617	55.3	78.9
Other liabilities accounts	2,628	2,144	22.5	41.1
Total liabilities	73,739	66,086	11.6	28.5
Total equity	6,500	6,355	2.3	17.8

Pro memoria:
Gross loans and advances to customers B	30,191	34,850	(13.4)	(0.2)
Customer funds	40,558	40,803	(0.6)	14.5
Customer deposits C	29,912	29,624	1.0	16.3
Mutual funds	10,646	11,179	(4.8)	9.7

Ratios (%) and operating data
Underlying RoTE	14.38	20.61	(6.23)
Efficiency ratio	42.5	41.8	0.7
NPL ratio	2.81	2.19	0.62
NPL coverage	120.8	128.3	(7.4)
Number of employees	22,246	20,494	8.5
Number of branches	1,373	1,422	(3.4)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

South America
Business performance
Loans and advances to customers declined 9%. Excluding reverse repos and the exchange rate impact, gross loans were 15% higher, with double-digit rises in all country units except Chile, which grew 6%.
Customer deposits fell 3% in euros compared to 2019. Excluding repurchase agreements and exchange rate impact, they rose 30% and also increased at double digit rates across all country units except Chile (+8%), mainly due to the strong performance of demand deposits (+39%) and to a lesser extent, time deposits (+25%). Mutual funds dropped 2% dampened by the fall recorded in Brazil.
Results
Underlying attributable profit in the year was EUR 2,907 million (42% of the Group's total operating areas), with an underlying RoTE of 17.7%.
Compared to 2019, underlying attributable profit decreased 26% in euros. Excluding the exchange rate impact, it was down 4%. By line:
•Total income increased 5% underpinned by net interest income and gains on financial transactions, which broadly offset weak net fee income performance. Net interest income rose 5%, with growth across countries, notably Argentina.
Gains on financial transactions were 68% higher, with rises in all country units except Chile. Conversely, net fee income dropped 1% with falls recorded in all countries except Uruguay and Peru, mainly due to the sharp fall of transactional fee income in H1'20, together with regulatory impacts in Brazil and Argentina.
•Administrative expenses and amortizations increased 5%, largely due to higher costs in Argentina (inflation and peso depreciation). Of note was cost management in Brazil, which recorded only a slight increase (+1%) and Chile, which remained flat. The efficiency ratio stood at 36.0%.
•Net loan-loss provisions grew by 35% driven by covid-19 related provisions. In credit quality, the NPL ratio fell to 4.39%, coverage was 97% (+9 pp in the year) and the cost of credit was 3.32%.
•Other gains (losses) and provisions decreased its negative impact 42%, due to the lower charge for potential legal contingencies in Brazil.

South America
EUR million
	2020	2019	%	% excl. FX
Underlying income statement
Net interest income	10,723	13,316	(19.5)	4.6
Net fee income	3,589	4,787	(25.0)	(1.4)
Gains (losses) on financial transactions A	765	564	35.8	68.4
Other operating income	(210)	(243)	(13.6)	24.6
Total income	14,868	18,425	(19.3)	4.9
Administrative expenses and amortizations	(5,357)	(6,673)	(19.7)	4.6
Net operating income	9,511	11,752	(19.1)	5.1
Net loan-loss provisions	(3,924)	(3,789)	3.5	35.1
Other gains (losses) and provisions	(321)	(748)	(57.2)	(41.7)
Profit before tax	5,267	7,214	(27.0)	(5.9)
Tax on profit	(1,923)	(2,640)	(27.2)	(5.0)
Profit from continuing operations	3,344	4,574	(26.9)	(6.4)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	3,344	4,574	(26.9)	(6.4)
Non-controlling interests	(436)	(664)	(34.3)	(18.6)
Underlying attributable profit to the parent	2,907	3,910	(25.6)	(4.3)

Balance sheet
Loans and advances to customers	113,745	125,122	(9.1)	14.6
Cash, central banks and credit institutions	43,154	51,379	(16.0)	12.3
Debt instruments	49,303	45,622	8.1	46.3
Other financial assets	17,342	14,864	16.7	37.5
Other asset accounts	15,201	16,932	(10.2)	18.2
Total assets	238,746	253,919	(6.0)	21.3
Customer deposits	111,808	114,817	(2.6)	26.0
Central banks and credit institutions	42,040	41,999	0.1	30.5
Marketable debt securities	21,280	29,840	(28.7)	(11.2)
Other financial liabilities	35,456	34,072	4.1	33.1
Other liabilities accounts	8,334	10,632	(21.6)	5.6
Total liabilities	218,918	231,360	(5.4)	22.0
Total equity	19,828	22,559	(12.1)	14.2

Pro memoria:
Gross loans and advances to customers B	118,784	131,048	(9.4)	14.5
Customer funds	153,241	170,707	(10.2)	17.6
Customer deposits C	103,319	101,575	1.7	30.3
Mutual funds	49,922	69,131	(27.8)	(2.2)

Ratios (%) and operating data
Underlying RoTE	17.72	20.45	(2.73)
Efficiency ratio	36.0	36.2	(0.2)
NPL ratio	4.39	4.86	(0.47)
NPL coverage	97.4	88.4	9.0
Number of employees	65,587	69,596	(5.8)
Number of branches	4,431	4,572	(3.1)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Brazil
Business performance
Loans and advances to customers decreased 15% in euros year-on-year. In gross terms, excluding reverse repos and the exchange rate impact, they rose 19%. We saw positive performances across segments, particularly in SMEs, corporates and SCIB.
Customer deposits fell 6% in euros with respect to 2019. Excluding repos and the exchange rate impact, growth was 41% driven by the increase in demand deposits (+33%) and time deposits (+44%). On the other hand, mutual funds decreased.
Results
Underlying attributable profit was EUR 2,113 million in 2020 (30% of the Group's total operating areas), with an underlying RoTE of 19.2%.
Compared to 2019, underlying attributable profit declined 28% in euros. Excluding the exchange rate impact, it was 5% lower. By line:
•Total income rose 3% boosted by gains on financial transactions. Net interest income remained practically flat as larger volumes offset margin pressures from interest rate cuts. Net fee income fell 2% affected by reduced transactionality amid the pandemic.
•Administrative expenses and amortizations increased just 1% and declined in real terms, due to our continued work on efficiency improvement. This increase was lower than revenue growth, which enabled efficiency to improve by 42 bps to 32.6%, the best in the last seven years.
•Net loan-loss provisions increased 31%, due to higher provisions related to the pandemic. Cost of credit was 4.35%, the NPL ratio was 4.59% and coverage was high at 113%, after increasing 13 pp in the year.
•The negative impact of other gains (losses) and provisions reduced by 51%, due to lower provisions for legal claims.

Brazil
EUR million
	2020	2019	%	% excl. FX
Underlying income statement
Net interest income	7,625	10,072	(24.3)	(0.2)
Net fee income	2,824	3,798	(25.6)	(2.0)
Gains (losses) on financial transactions A	467	167	180.6	270.0
Other operating income	(51)	(86)	(41.1)	(22.4)
Total income	10,866	13,951	(22.1)	2.7
Administrative expenses and amortizations	(3,541)	(4,606)	(23.1)	1.4
Net operating income	7,325	9,345	(21.6)	3.3
Net loan-loss provisions	(3,018)	(3,036)	(0.6)	31.1
Other gains (losses) and provisions	(263)	(704)	(62.7)	(50.8)
Profit before tax	4,045	5,606	(27.8)	(4.9)
Tax on profit	(1,693)	(2,295)	(26.2)	(2.7)
Profit from continuing operations	2,352	3,311	(29.0)	(6.4)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,352	3,311	(29.0)	(6.4)
Non-controlling interests	(238)	(373)	(36.0)	(15.7)
Underlying attributable profit to the parent	2,113	2,939	(28.1)	(5.2)

Balance sheet
Loans and advances to customers	63,974	75,618	(15.4)	19.4
Cash, central banks and credit institutions	31,466	37,470	(16.0)	18.5
Debt instruments	37,655	39,611	(4.9)	34.2
Other financial assets	6,877	6,790	1.3	42.9
Other asset accounts	10,600	12,545	(15.5)	19.3
Total assets	150,573	172,033	(12.5)	23.5
Customer deposits	70,083	74,745	(6.2)	32.3
Central banks and credit institutions	26,350	30,334	(13.1)	22.6
Marketable debt securities	11,901	18,952	(37.2)	(11.4)
Other financial liabilities	23,536	23,589	(0.2)	40.8
Other liabilities accounts	6,157	8,631	(28.7)	0.7
Total liabilities	138,026	156,251	(11.7)	24.7
Total equity	12,547	15,782	(20.5)	12.2

Pro memoria:
Gross loans and advances to customers B	67,424	80,150	(15.9)	18.7
Customer funds	100,351	121,752	(17.6)	16.3
Customer deposits C	61,627	61,789	(0.3)	40.8
Mutual funds	38,725	59,964	(35.4)	(8.9)

Ratios (%) and operating data
Underlying RoTE	19.16	21.16	(2.00)
Efficiency ratio	32.6	33.0	(0.4)
NPL ratio	4.59	5.32	(0.73)
NPL coverage	113.2	99.8	13.4
Number of employees	43,258	46,682	(7.3)
Number of branches	3,571	3,656	(2.3)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Chile
Business performance
Loans and advances to customers increased 2% year-on-year in euros. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers rose 6%, underpinned by large corporates and the state-backed scheme for SMEs.
Customer deposits rose 4% year-on-year, up 8% excluding repurchase agreements and the exchange rate impact, reflecting the positive performance of demand deposits (+42%). Current accounts continued to rise strongly across all segments driven by openings through digital channels. Mutual funds rose 22% and customer funds were 11% higher.
Results
Underlying attributable profit was EUR 432 million in 2020 (6% of the Group’s total operating areas), with an underlying RoTE of 13.2%.
Compared to 2019, underlying attributable profit fell 31% in euros. Excluding the exchange rate impact it was 21% lower. By line:
•Total income rose 2%, as the climb in net interest income (+10%) was partially offset by the fall in gains on financial transactions and net fee income, dampened by reduced transactionality and economic activity.
•Administrative expenses and amortizations remained broadly stable, as higher IT expenses were closely matched by lower costs related to commercial activity. As a result, the efficiency ratio improved to 39.8% and net operating income was 4% higher.
•Net loan-loss provisions were 54% higher due to covid-19 related charges, placing the cost of credit at 1.50%. The NPL ratio stood at 4.79% and coverage was 61%.
•Other gains (losses) and provisions stood at EUR 16 million (EUR 63 million in 2019).

Chile
EUR million
	2020	2019	%	% excl. FX
Underlying income statement
Net interest income	1,787	1,867	(4.3)	9.9
Net fee income	335	404	(17.2)	(5.0)
Gains (losses) on financial transactions A	174	266	(34.7)	(25.0)
Other operating income	(32)	2	—	—
Total income	2,263	2,539	(10.9)	2.4
Administrative expenses and amortizations	(900)	(1,031)	(12.7)	0.3
Net operating income	1,363	1,508	(9.6)	3.8
Net loan-loss provisions	(594)	(443)	34.1	54.0
Other gains (losses) and provisions	16	63	(75.2)	(71.5)
Profit before tax	785	1,129	(30.5)	(20.2)
Tax on profit	(155)	(210)	(25.9)	(15.0)
Profit from continuing operations	629	919	(31.5)	(21.4)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	629	919	(31.5)	(21.4)
Non-controlling interests	(197)	(289)	(31.8)	(21.7)
Underlying attributable profit to the parent	432	630	(31.4)	(21.2)

Balance sheet
Loans and advances to customers	39,381	38,584	2.1	5.2
Cash, central banks and credit institutions	5,836	7,557	(22.8)	(20.4)
Debt instruments	8,365	5,062	65.2	70.3
Other financial assets	10,221	7,856	30.1	34.1
Other asset accounts	3,076	3,091	(0.5)	2.6
Total assets	66,880	62,151	7.6	10.9
Customer deposits	28,362	27,344	3.7	6.9
Central banks and credit institutions	11,611	8,224	41.2	45.6
Marketable debt securities	9,247	10,722	(13.8)	(11.1)
Other financial liabilities	11,162	9,662	15.5	19.1
Other liabilities accounts	1,519	1,294	17.4	21.1
Total liabilities	61,902	57,246	8.1	11.5
Total equity	4,978	4,905	1.5	4.6

Pro memoria:
Gross loans and advances to customers B	40,593	39,640	2.4	5.6
Customer funds	37,873	35,095	7.9	11.3
Customer deposits C	28,330	27,060	4.7	7.9
Mutual funds	9,543	8,035	18.8	22.4

Ratios (%) and operating data
Underlying RoTE	13.19	18.08	(4.89)
Efficiency ratio	39.8	40.6	(0.8)
NPL ratio	4.79	4.64	0.15
NPL coverage	61.4	56.0	5.4
Number of employees	10,835	11,580	(6.4)
Number of branches	346	375	(7.7)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Argentina
Business performance
Loans and advances to customers fell 13% year-on-year in euros. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers were 35% higher driven by SME loans and cards. Dollar balances declined in the currency of origin.
Customer deposits increased 3% compared to 2019 in euros. Excluding repurchase agreements and the exchange rate impact, deposits rose 57%, spurred on by local currency deposits (demand and time deposits), as foreign currency balances declined.
Santander maintained a high dollar liquidity ratio and the excess liquidity in pesos was placed in central bank notes.
Results
Underlying attributable profit was EUR 179 million in the year (3% of the Group’s total operating areas), with an underlying RoTE of 26.2%.
Compared to 2019, underlying attributable profit was 25% higher in euros. Excluding the exchange rate impact, growth was 91%. Both year’s results were affected by the high inflation adjustment.
As regards business activity, excluding the exchange rate impact:
•Total income grew 31%. Net interest income rose 49%, underpinned by liquidity management and the lower cost of funds. Net fee income fell 6%, dampened by regulatory impacts and lower economic activity. Gains on financial transactions rose 18%.
•Administrative expenses and amortizations increased 27%, at a slower pace than total income and inflation, improving the efficiency ratio by 187 bps to 56.0%. Net operating income rose 37%.
•Net loan-loss provisions were higher (+47%) due to covid-19 related provisions. The NPL ratio improved 128 bps to 2.11% and coverage was 275%, after increasing 151 pp in the year.
•Other gains (losses) and provisions recorded no material change.

Argentina
EUR million
	2020	2019	%	% excl. FX
Underlying income statement
Net interest income	912	940	(3.0)	48.8
Net fee income	273	446	(38.8)	(6.1)
Gains (losses) on financial transactions A	62	80	(22.9)	18.2
Other operating income	(119)	(150)	(20.8)	21.5
Total income	1,128	1,316	(14.3)	31.5
Administrative expenses and amortizations	(632)	(762)	(17.0)	27.2
Net operating income	496	554	(10.5)	37.3
Net loan-loss provisions	(226)	(235)	(3.9)	47.3
Other gains (losses) and provisions	(70)	(101)	(30.5)	6.5
Profit before tax	200	217	(8.2)	40.8
Tax on profit	(19)	(72)	(73.3)	(59.1)
Profit from continuing operations	180	145	24.2	90.5
Net profit from discontinued operations	—	—	—	—
Consolidated profit	180	145	24.2	90.5
Non-controlling interests	(1)	(2)	(12.2)	34.7
Underlying attributable profit to the parent	179	144	24.6	91.1

Balance sheet
Loans and advances to customers	4,151	4,792	(13.4)	32.9
Cash, central banks and credit institutions	3,048	3,911	(22.1)	19.5
Debt instruments	1,897	429	—	—
Other financial assets	59	87	(31.8)	4.5
Other asset accounts	832	836	(0.5)	52.7
Total assets	9,988	10,054	(0.7)	52.4
Customer deposits	7,179	7,002	2.5	57.2
Central banks and credit institutions	840	1,033	(18.6)	24.8
Marketable debt securities	20	71	(71.5)	(56.3)
Other financial liabilities	657	747	(11.9)	35.1
Other liabilities accounts	359	392	(8.4)	40.5
Total liabilities	9,056	9,244	(2.0)	50.3
Total equity	931	810	15.0	76.3

Pro memoria:
Gross loans and advances to customers B	4,395	4,993	(12.0)	35.0
Customer funds	8,795	8,099	8.6	66.6
Customer deposits C	7,179	7,002	2.5	57.2
Mutual funds	1,616	1,097	47.3	126.0

Ratios (%) and operating data
Underlying RoTE	26.24	22.20	4.04
Efficiency ratio	56.0	57.9	(1.9)
NPL ratio	2.11	3.39	(1.27)
NPL coverage	275.1	124.0	151.1
Number of employees	9,159	9,178	(0.2)
Number of branches	408	438	(6.8)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Uruguay
Business performance
Loans and advances to customers dropped 9% year-on-year in euros. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers rose 12%.
Customer deposits were 4% higher in euros compared to 2019. Excluding the exchange rate impact and repurchase agreements, they increased 28%.
Results
In 2020, underlying attributable profit was EUR 134 million with an underlying RoTE of 27.9%.
Compared to 2019, underlying attributable profit decreased 11% in euros and rose 8% excluding the exchange rate impact. By line:
•Total income grew 3% mainly driven by net fee income (+17%) and gains on financial transactions (+38%).
•Administrative expenses and amortizations rose 2%, at a slower pace than total income, improving the efficiency ratio to 41.4% (-62 bps year-on-year).
•Net loan-loss provisions increased 17%. The cost of credit stood at 2.30% and coverage remained high (104%).

Uruguay
EUR million
	2020	2019	%	% excl. FX
Underlying income statement
Net interest income	267	333	(19.8)	(2.8)
Total income	380	447	(14.8)	3.3
Administrative expenses and amortizations	(157)	(188)	(16.1)	1.8
Net operating income	223	259	(13.9)	4.4
Net loan-loss provisions	(61)	(63)	(3.8)	16.6
Profit before tax	161	189	(14.8)	3.3
Underlying attributable profit to the parent	134	150	(10.6)	8.4

Balance sheet
Total assets	5,102	5,051	1.0	24.6
Gross loans and advances to customers A	2,552	2,804	(9.0)	12.3
Customer funds	4,356	4,197	3.8	28.1
Customer deposits B	4,318	4,162	3.8	28.0
Mutual funds	38	36	7.1	32.1

A. Excluding reverse repos.
B. Excluding repos.

Peru
Business performance
Loans and advances to customers decreased 1% year-on-year in euros (+19% on a gross basis, excluding reverse repurchase agreements and the exchange rate impact), and customer deposits surged 16% (+39% excluding the exchange rate impact and repurchase agreements).
Results
Underlying attributable profit of EUR 53 million in 2020 was 12% higher year-on-year, equivalent to a RoTE of 21.9%. Excluding the exchange rate impact, underlying attributable profit increased 19%. By line:
•Total income grew 30% mainly due to the positive performance of customer revenue and gains on financial transactions, reflecting greater customer and market activity.

•The efficiency ratio improved to 29.2% (-3.7 pp year-on-year).
•Net loan-loss provisions increased sharply due to covid-19 related charges.
•The NPL ratio was 0.80% and coverage was very high (149%).

Colombia
Business performance
Loans and advances to customers rose 28% year-on-year in euros. In gross terms, excluding reverse repurchase agreements and the exchange rate impact growth was 45%, notably in consumer finance, corporates and CIB.
Customer deposits rose 22% in euros and 39% excluding the exchange rate impact and repurchase agreements, driven by time deposits.
Results
Underlying attributable profit of EUR 19 million in the year was 22% higher than 2019 in euros with an underlying RoTE of 13.6%.

Excluding the exchange rate impact, underlying attributable profit rose 40%, backed by total income (+26%) spurred by growth in net interest income (+55%), and gains on financial transactions (+24%). Administrative expenses and amortizations grew less than total income, enabling the efficiency ratio to improve 2.1 pp to 47.9%. Cost of credit was 0.56%.

Digital Consumer Bank
Business performance
Most of European consumer finance business markets were significantly affected in 2020 by the isolation measures related to covid-19, which was reflected in a 12% decrease in new lending (significantly better than 24% fall in European new car sales), despite recovering pre-crisis levels in the second half of the year. The largest decreases were in Southern Europe, which was most affected by isolation measures, whereas Northern European markets were stronger.
In order to compensate lost revenue, several measures are being carried out to reduce risk, including expense reductions, income initiatives in pricing and cost of funding.
Loans and advances to customers fell 1% year-on year. In gross terms, excluding the exchange rate impact and reverse repos, it was in line with 2019.
Customer deposits were 3% higher in euros. Excluding the exchange rate impact the growth was 4%, due to the increase in consumer finance (+1%) and Openbank (+16%).
Results
Underlying attributable profit in 2020 was EUR 1,133 million (17% of the Group’s total operating areas) and underlying RoTE was 11.8%.
Compared to 2019, underlying profit was down 17% in constant euros (-19% in euros), as follows:
•Total income increased 2% driven by net interest income (greater loans and revenue actions), while fees fell due to the reduction in new business. Income growth was partially offset by the European Court of Justice ruling regarding early repayment of loans and interest rate limitations.
•Administrative expenses and amortizations were 1% higher mainly due to investments in digital platforms offset by covid-19 mitigation actions and continued efficiency projects, resulting in a 39 bps efficiency improvement to 45.1% and in a 3% growth in net operating income.
•Net loan-loss provisions rose significantly affected mainly by covid-19 related provisions and positive one-offs recorded in 2019. Cost of credit stood at 0.83%, NPL ratio at 2.17% and coverage rose to 113%.
•Other gains (losses) and provisions improved, in part due to greater releases and lower impairments of intangible assets (software) which offset regulatory impacts in Poland (CHF mortgages).
•As a result, net profit before minority interests was EUR 1,433 million in 2020, decreased 15% compared to 2019.

Digital Consumer Bank
EUR million
	2020	2019	%	% excl. FX
Underlying income statement
Net interest income	4,263	4,221	1.0	2.6
Net fee income	771	843	(8.6)	(8.1)
Gains (losses) on financial transactions A	16	(10)	—	—
Other operating income	116	90	29.9	32.1
Total income	5,166	5,144	0.4	1.9
Administrative expenses and amortizations	(2,329)	(2,339)	(0.4)	0.8
Net operating income	2,837	2,805	1.2	2.8
Net loan-loss provisions	(957)	(508)	88.5	92.0
Other gains (losses) and provisions	49	18	166.6	150.1
Profit before tax	1,929	2,315	(16.7)	(15.4)
Tax on profit	(495)	(599)	(17.3)	(16.3)
Profit from continuing operations	1,433	1,716	(16.5)	(15.2)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,433	1,716	(16.5)	(15.2)
Non-controlling interests	(301)	(326)	(7.6)	(7.3)
Underlying attributable profit to the parent	1,133	1,391	(18.6)	(17.0)

Balance sheet
Loans and advances to customers	113,257	114,504	(1.1)	0.4
Cash, central banks and credit institutions	21,754	17,440	24.7	25.5
Debt instruments	5,660	3,197	77.1	82.4
Other financial assets	30	37	(19.6)	(18.5)
Other asset accounts	6,149	5,095	20.7	22.8
Total assets	146,851	140,273	4.7	6.2
Customer deposits	51,399	50,120	2.6	3.8
Central banks and credit institutions	41,567	33,653	23.5	26.0
Marketable debt securities	35,965	38,662	(7.0)	(6.0)
Other financial liabilities	1,370	1,652	(17.1)	(16.0)
Other liabilities accounts	3,940	4,022	(2.0)	(1.2)
Total liabilities	134,241	128,108	4.8	6.2
Total equity	12,610	12,164	3.7	5.6

Pro memoria:
Gross loans and advances to customers B	116,083	117,133	(0.9)	0.6
Customer funds	52,058	50,570	2.9	4.2
Customer deposits C	51,399	50,120	2.6	3.8
Mutual funds	658	450	46.3	46.3

Ratios (%) and operating data
Underlying RoTE	11.77	14.73	(2.95)
Efficiency ratio	45.1	45.5	(0.4)
NPL ratio	2.17	2.10	0.07
NPL coverage	113.3	108.1	5.2
Number of employees	16,172	15,920	1.6
Number of branches	353	417	(15.3)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

4.4 CORPORATE CENTRE

Corporate Centre
Results
In 2020, underlying attributable loss of EUR 1,844 million was 12% lower than in 2019 and driven by:
•Greater negative impact of net interest income, from -EUR 1,252 million in 2019 to -EUR 1,374 million, impacted by the increase in the liquidity buffer.
•Growth of EUR 583 million in gains on financial transactions mainly due to foreign currency hedging, the negative counterpart of which is in the conversion of results to euros in certain countries.
•Administrative expenses and amortizations improved 12% on the back of streamlining and simplification measures.
•Lower net loan-loss provisions, down from EUR 36 million in 2019 to EUR 31 million in 2020.
•Other gains (losses) and provisions includes provisions, intangible assets, cost of the state guarantee on deferred tax assets, pensions, litigation, one-off provisions for stakes whose value was affected by the crisis, etc. The net impact went from -EUR 237 million in 2019 to -EUR 412 million in 2020.

Corporate Centre
EUR million
	2020	2019	%
Underlying income statement
Net interest income	(1,374)	(1,252)	9.7
Net fee income	(29)	(50)	(41.6)
Gains (losses) on financial transactions A	287	(297)	—
Other operating income	(25)	(18)	34.3
Total income	(1,141)	(1,617)	(29.4)
Administrative expenses and amortizations	(329)	(373)	(11.8)
Net operating income	(1,470)	(1,990)	(26.1)
Net loan-loss provisions	(31)	(36)	(13.8)
Other gains (losses) and provisions	(412)	(237)	74.0
Profit before tax	(1,912)	(2,262)	(15.5)
Tax on profit	69	157	(56.2)
Profit from continuing operations	(1,844)	(2,105)	(12.4)
Net profit from discontinued operations	—	—	—
Consolidated profit	(1,844)	(2,105)	(12.4)
Non-controlling interests	0	9	—
Underlying attributable profit to the parent	(1,844)	(2,097)	(12.0)

Balance sheet
Loans and advances to customers	5,044	5,764	(12.5)
Cash, central banks and credit institutions	61,173	32,803	86.5
Debt instruments	1,918	840	128.4
Other financial assets	1,645	2,406	(31.6)
Other asset accounts	112,807	126,539	(10.9)
Total assets	182,587	168,352	8.5
Customer deposits	825	793	4.0
Central banks and credit institutions	38,554	12,254	214.6
Marketable debt securities	57,240	54,495	5.0
Other financial liabilities	493	636	(22.5)
Other liabilities accounts	9,443	9,810	(3.7)
Total liabilities	106,556	77,989	36.6
Total equity	76,031	90,362	(15.9)

Operating data
Number of employees	1,692	1,651	2.5

A. Includes exchange differences.

4.5 Secondary segments

Retail Banking
Business performance
Loans and advances to customers decreased 3% year-on-year. Excluding reverse repurchase agreements and the exchange rate impact, gross loans rose 4%.
Customer deposits were 3% higher in euros compared to 2019. Excluding repurchase agreements and the exchange rate impact, they were 10% higher, driven by growth in demand deposits (+15%).
Results
Underlying attributable profit was EUR 4,421 million (63% of the Group’s operating areas).
Compared to 2019, underlying attributable profit fell 43% in euros. Excluding the exchange rate impact, it was 37% lower, as follows:
•Total income fell 3% impacted by the fall in net fee income (-9%). Net interest income remained flat and gains on financial transactions were up 10%.
•Administrative expenses and amortizations decreased 2% benefiting from positive cost management in most countries.
•Loan-loss provisions soared 44% strongly affected by covid-19 related provisions.
•Other gains (losses) and provisions improved 13% primarily driven by Brazil and the US.

Retail Banking
EUR million
	2020	2019	%	% excl. FX
Underlying income statement
Net interest income	30,056	33,308	(9.8)	0.4
Net fee income	6,986	8,663	(19.4)	(9.0)
Gains (losses) on financial transactions A	1,133	1,024	10.6	9.7
Other operating income	(153)	291	—	—
Total income	38,022	43,286	(12.2)	(2.6)
Administrative expenses and amortizations	(17,285)	(19,280)	(10.3)	(2.0)
Net operating income	20,737	24,006	(13.6)	(3.1)
Net loan-loss provisions	(11,632)	(9,132)	27.4	43.9
Other gains (losses) and provisions	(1,238)	(1,624)	(23.8)	(12.9)
Profit before tax	7,867	13,250	(40.6)	(33.8)
Tax on profit	(2,525)	(4,131)	(38.9)	(30.1)
Profit from continuing operations	5,342	9,119	(41.4)	(35.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	5,342	9,119	(41.4)	(35.5)
Non-controlling interests	(921)	(1,363)	(32.4)	(25.6)
Underlying attributable profit to the parent	4,421	7,756	(43.0)	(37.2)

A. Includes exchange differences.

Santander Corporate & Investment Banking
Results
Underlying attributable profit in 2020 was up 5% in euros. Excluding the exchange rate impact, growth was 21%, backed by double-digit hikes in our core businesses, particularly Global Markets and Global Debt Finance.
•Total income growth was spurred on by the strong increase in all revenue lines: net interest income (+19%), net fee income (+12%) and gains on financial transactions (+19%).
•Administrative expenses and amortizations fell 4%, which enabled efficiency to improve 5 pp and net operating income to grow 29%.
•Sound revenue performance and prudent cost management was enough to fully absorb net loan-loss provisions growth, derived from general macroeconomic deterioration, and significantly increase underlying attributable profit.

Corporate & Investment Banking
EUR million
	2020	2019	%	% excl. FX
Underlying income statement
Net interest income	2,918	2,728	7.0	18.9
Net fee income	1,542	1,520	1.5	11.9
Gains (losses) on financial transactions A	670	689	(2.7)	19.4
Other operating income	202	289	(30.2)	(31.4)
Total income	5,332	5,227	2.0	13.7
Administrative expenses and amortizations	(2,038)	(2,281)	(10.6)	(4.1)
Net operating income	3,294	2,945	11.8	28.5
Net loan-loss provisions	(470)	(155)	202.6	212.1
Other gains (losses) and provisions	(135)	(91)	48.3	59.8
Profit before tax	2,689	2,699	(0.4)	15.5
Tax on profit	(773)	(815)	(5.1)	10.6
Profit from continuing operations	1,916	1,884	1.7	17.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,916	1,884	1.7	17.6
Non-controlling interests	(119)	(171)	(30.8)	(17.5)
Underlying attributable profit to the parent	1,798	1,713	5.0	21.0

A. Includes exchange differences.

Wealth Management & Insurance
Business performance
Total assets under management amounted to EUR 365 billion, 1% higher than in December 2019 in constant euros.
•In Private Banking, the volume of customer assets and liabilities grew 1% year-on-year to EUR 225 billion. This was mainly due to the impact of covid-19 on markets which particularly affected the custody business.
•In SAM, total assets under management increased 1% compared to 2019, despite the negative impact of markets driven by the covid-19 crisis. Cumulative net sales remained in positive figures since May, mainly in Chile, Luxembourg, Argentina and Mexico.
•In Insurance, the volume of gross written premiums amounted to EUR 7.9 billion (-3% year-on-year), affected by lower loans and savings activity amid the crisis. Of note was the 9% growth in fee income generated by the non-credit related protection business.

Results
Underlying attributable profit was EUR 823 million in 2020, down 5%. Excluding the exchange rate effect, it was 5% higher:
•Total income increased mainly driven by net fee income (+4%) due to the greater contribution from private banking and insurance.
•Total fee income generated, including fees ceded to the branch network amounted to EUR 3,108 million and represented 31% of the Group's total.
•Administrative expenses and amortizations were 3% lower than in 2019, due to the optimization measures that absorbed the impact of investments.
•As a result, net operating income increased 8%.
The total contribution to the Group (including net profit and total fees generated net of taxes) was EUR 2,122 million, in line with 2019 in constant euros.

Wealth Management & Insurance
EUR million
	2020	2019	%	% excl. FX
Underlying income statement
Net interest income	394	479	(17.7)	(11.7)
Net fee income	1,153	1,190	(3.1)	3.7
Gains (losses) on financial transactions A	100	117	(14.6)	(7.4)
Other operating income	383	339	12.7	26.6
Total income	2,030	2,126	(4.5)	3.1
Administrative expenses and amortizations	(872)	(939)	(7.2)	(2.7)
Net operating income	1,159	1,187	(2.3)	7.9
Net loan-loss provisions	(28)	23	—	—
Other gains (losses) and provisions	1	(12)	—	—
Profit before tax	1,132	1,197	(5.5)	4.2
Tax on profit	(271)	(280)	(3.2)	5.4
Profit from continuing operations	860	917	(6.2)	3.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	860	917	(6.2)	3.9
Non-controlling interests	(38)	(50)	(24.6)	(8.3)
Underlying attributable profit to the parent	823	867	(5.1)	4.5

A. Includes exchange differences.

Results
The new PagoNxt segment incorporates simple and accessible digital payment solutions to drive customer loyalty and allows us to combine our most disruptive payment businesses into a single autonomous company, providing global technology solutions for our banks and new customers in the open market.
Underlying attributable profit was -EUR 116 million in 2020, compared to EUR 14 million in 2019. There are only two income statement lines with significant amounts; net fee income and administrative expenses and amortizations.
Net fee income, mostly generated by the acquiring business, mainly Getnet, amounted to EUR 362 million and were 1% lower, excluding the exchange rate impact.
Administrative expenses and amortizations amounted to EUR 443 million, with a 25% increase excluding the exchange rate impact, as a result of the effort made to make the necessary investments for the future development and efficiency of these businesses. We continued to expand our global payments technology platforms by adding new services and functionalities, reaching new customers.

PagoNxt
EUR million
	2020	2019	%	% excl. FX
Underlying income statement
Net interest income	(1)	20	—	—
Net fee income	362	456	(20.5)	(1.4)
Gains (losses) on financial transactions A	(2)	(3)	(16.7)	(16.7)
Other operating income	(3)	0	—	—
Total income	356	472	(24.5)	(6.2)
Administrative expenses and amortizations	(443)	(407)	8.9	24.6
Net operating income	(86)	66	—	—
Net loan-loss provisions	(12)	(21)	(42.5)	(24.3)
Other gains (losses) and provisions	(3)	0	—	—
Profit before tax	(101)	44	—	—
Tax on profit	(16)	(33)	(52.0)	(8.0)
Profit from continuing operations	(117)	11	—	—
Net profit from discontinued operations	—	—	—	—
Consolidated profit	(117)	11	—	—
Non-controlling interests	1	3	(54.6)	(57.5)
Underlying attributable profit to the parent	(116)	14	—	—

A. Includes exchange differences.

5. Financial information by segment. 2019 vs 20182

5.1 Summary income statement of the Group’s main business areas

2019. Main items of the underlying income statement
EUR million
	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
Primary segments
Europe	10,072	4,422	15,940	7,029	4,904	3,394
Spain	3,919	2,481	7,506	3,485	2,174	1,585
United Kingdom	3,507	851	4,377	1,652	1,242	921
Portugal	856	390	1,375	751	750	525
Poland	1,171	467	1,717	1,024	681	349
Other	620	234	965	116	58	15
North America	8,926	1,776	11,603	6,618	2,758	1,653
US	5,769	947	7,605	4,309	1,317	717
Mexico	3,157	829	3,998	2,327	1,459	950
Other	0	0	(1)	(17)	(18)	(13)
South America	13,316	4,787	18,425	11,752	7,214	3,910
Brazil	10,072	3,798	13,951	9,345	5,606	2,939
Chile	1,867	404	2,539	1,508	1,129	630
Argentina	940	446	1,316	554	217	144
Other	437	138	618	344	262	198
Digital Consumer Bank	4,221	843	5,144	2,805	2,315	1,391
Corporate Centre	(1,252)	(50)	(1,617)	(1,990)	(2,262)	(2,097)
TOTAL GROUP	35,283	11,779	49,494	26,214	14,929	8,252

Secondary segments
Retail Bank	33,308	8,663	43,286	24,006	13,250	7,756
Corporate & Investment Banking	2,728	1,520	5,227	2,945	2,699	1,713
Wealth Management & Insurance	479	1,190	2,126	1,187	1,197	867
PagoNxt	20	456	472	66	44	14
Corporate Centre	(1,252)	(50)	(1,617)	(1,990)	(2,262)	(2,097)
TOTAL GROUP	35,283	11,779	49,494	26,214	14,929	8,252

2Under this title we include information that updates 'Part 3. Supplemental information - 6. Supplement to the operating and financial review disclosure in the directors’ report Consolidated income statement. Variations 2019 compared to 2018 for the Group and by primary and secondary segments' in our 2020 Form 20-F which incorporated by reference 'Part 1. Consolidated Directors´ Report-Economic and Financial review. Section 3.2 and Section 4' in our 2019 Form 20-F.

2018. Main items of the underlying income statement
EUR million
	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
Primary segments
Europe	10,198	4,623	16,307	7,234	5,169	3,624
Spain	4,093	2,624	7,615	3,277	2,063	1,554
United Kingdom	3,796	898	4,792	2,067	1,623	1,147
Portugal	858	377	1,344	700	686	479
Poland	996	453	1,488	848	552	296
Other	456	271	1,068	343	244	148
North America	8,154	1,615	10,476	5,981	2,330	1,298
US	5,391	859	6,949	3,930	1,113	549
Mexico	2,763	756	3,527	2,058	1,224	755
Other	0	0	0	(7)	(7)	(6)
South America	12,891	4,497	17,674	11,110	6,711	3,445
Brazil	9,758	3,497	13,345	8,845	5,185	2,592
Chile	1,944	424	2,535	1,488	1,118	612
Argentina	768	448	1,209	458	183	82
Other	421	128	585	319	225	159
Digital Consumer Bank	4,084	819	5,025	2,802	2,265	1,383
Corporate Centre	(987)	(69)	(1,057)	(1,483)	(1,699)	(1,686)
TOTAL GROUP	34,341	11,485	48,424	25,645	14,776	8,064

Secondary segments
Retail Bank	32,411	8,409	41,908	22,832	12,508	7,137
Corporate & Investment Banking	2,461	1,534	5,077	2,975	2,680	1,691
Wealth Management & Insurance	449	1,133	2,013	1,156	1,141	830
PagoNxt	6	477	484	165	146	92
Corporate Centre	(987)	(69)	(1,057)	(1,483)	(1,699)	(1,686)
TOTAL GROUP	34,341	11,485	48,424	25,645	14,776	8,064

5.2 Primary segments

Europe
Business performance
Loans and advances to customers rose 5%. In gross terms, excluding reverse repurchase agreements and the exchange rate impact, they rose 1% in the year, reflecting deleveraging in wholesale banking in Spain, but boosted by the UK (by growth in mortgages) and Poland.
Customer deposits increased by 5% compared to 2018. Excluding repurchase agreements and the FX impact, they were up 2% with rises in all countries. Demand deposits grew 4% absorbing the 6% fall in time deposits resulting from the strategy to reduce the cost of funds in Spain and Poland.
Mutual funds (+15%) grew at double digit rates in Poland (+10%), Portugal (+59%) and the rest of Europe (+64%), boosting customer funds (+4%).
Results
Underlying attributable profit in 2019 was EUR 3,394 million (33% of the Group's total operating areas), and underlying RoTE was 8.6%.
Compared to 2018, excluding the exchange rate impact, underlying attributable profit decreased 7% affected mainly by lower revenue in the UK, as follows:
•Total income decreased by 2%. Net interest income was 1% lower due to the competitive pressures, the fall in SVR (Standard Variable Rate) volumes in the UK and the impact of low interest rates in Spain, smaller ALCO portfolio and the impact of IFRS 16, which offset the positive performance of volumes in Poland and the higher revenue in SCIB. Net fee income was down 4%, particularly in Spain, because of lower activity in SCIB. Gains on financial transactions were 1% lower year-on-year due to a very good performance in the markets in the first quarter of 2018.
•Administrative expenses and amortizations decreased 2% because of the efficiencies generated by the integration of Banco Popular in Spain and Portugal and by the efforts made in the different optimisation processes.
•Net loan-loss provisions rose 13%, however, the cost of credit remained low (0.24%) rising only 2 basis points in the year.
•Other gains (losses) and provisions reduced their loss during the year, due to the releases of other provisions in the UK.

Europe
EUR million
	2019	2018	%	% excl. FX
Underlying income statement
Net interest income	10,072	10,198	(1.2)	(1.5)
Net fee income	4,422	4,623	(4.3)	(4.5)
Gains (losses) on financial transactions A	1,046	1,055	(0.9)	(1.3)
Other operating income	400	431	(7.3)	(7.5)
Total income	15,940	16,307	(2.3)	(2.5)
Administrative expenses and amortizations	(8,911)	(9,072)	(1.8)	(2.1)
Net operating income	7,029	7,234	(2.8)	(3.0)
Net loan-loss provisions	(1,332)	(1,182)	12.7	12.7
Other gains (losses) and provisions	(793)	(883)	(10.3)	(10.5)
Profit before tax	4,904	5,169	(5.1)	(5.4)
Tax on profit	(1,342)	(1,414)	(5.1)	(5.3)
Profit from continuing operations	3,561	3,755	(5.2)	(5.4)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	3,561	3,755	(5.2)	(5.4)
Non-controlling interests	(167)	(131)	27.5	28.5
Underlying attributable profit to the parent	3,394	3,624	(6.3)	(6.6)

Balance sheet
Loans and advances to customers	563,101	534,256	5.4	2.9
Cash, central banks and credit institutions	171,974	166,035	3.6	2.4
Debt instruments	101,189	114,896	(11.9)	(13.1)
Other financial assets	53,918	49,277	9.4	9.3
Other asset accounts	36,586	37,359	(2.1)	(3.3)
Total assets	926,768	901,824	2.8	0.9
Customer deposits	559,721	534,472	4.7	2.6
Central banks and credit institutions	156,201	160,628	(2.8)	(3.4)
Marketable debt securities	94,882	96,067	(1.2)	(4.6)
Other financial liabilities	59,241	52,810	12.2	11.9
Other liabilities accounts	12,435	15,322	(18.8)	(20.0)
Total liabilities	882,479	859,299	2.7	0.8
Total equity	44,289	42,525	4.1	2.1

Pro memoria:
Gross loans and advances to customers B	534,125	518,060	3.1	0.8
Customer funds	630,372	597,579	5.5	3.6
Customer deposits C	540,735	519,808	4.0	2.0
Mutual funds	89,637	77,771	15.3	14.6

Ratios (%) and operating data
Underlying RoTE	8.58	9.73	(1.15)
Efficiency ratio	55.9	55.6	0.3
NPL ratio	3.47	3.96	(0.49)
NPL coverage	43.0	44.3	(1.3)
Number of employees	71,298	77,277	(7.7)
Number of branches	4,920	6,315	(22.1)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Spain
Business performance
Loans and advances to customers fell 6%. In gross terms, excluding reverse repurchase agreements, they also fell 6% in the year, impacted by wholesale banking and institutions deleveraging due to the market environment and the progress towards a more capital efficient model. Additionally, new mortgage lending does not yet offset maturities, however, consumer stock increased in the last 12 months.
Customer deposits increased 1% compared to 2018. Excluding repos growth was also 1%. Demand deposits rose 4%, which offset the decrease in time deposits (-12%) as a result of a low interest rate environment. The cost of deposits fell from 34 bps in the fourth quarter of 2018 to 13 bps in the fourth quarter of 2019.
Customer funds rose 3% including the 12% increase in mutual funds. In addition, EUR 14,424 million are managed in pension plans, which grew 2% in the year.
Results
Underlying attributable profit amounted to EUR 1,585 million (15% of the Group’s total operating areas) with an underlying RoTE of 10.5%.
Compared to 2018, underlying attributable profit was 2% higher. Profit before tax rose 5%, as follows:
•Total income fell slightly (-1%). Net interest income dropped 4%, due to lower wholesale and ALCO volumes, lower institution volumes and the impact of IFRS 16, partially offset by improved customer spreads. Excluding the IFRS 16 impact, it fell 2%.
Net fee income was down 5%, mainly due to lower activity at SCIB. Gains on financial transactions rose 49%, driven by active portfolio management, taking advantage of market movements. Other operating income was lower mainly due to lower equity method results driven by the sale of Testa and WiZink.
•Administrative expenses and amortizations fell 7% due to the efficiencies resulting from the Banco Popular integration and the optimisation efforts. The efficiency ratio stood at 53.6%, 3.4 pp better than in 2018.
•Net loan-loss provisions rose 9%. Nevertheless, the NPL ratio improved (-38 bps in the year), cost of credit stood at low levels (43 bps) and the stock of NPLs fell by more than EUR 1,800 million.
•Other gains (losses) and provisions increased their losses in the year, partly due to provisions related to foreclosed assets and increased operational risk.

Spain
EUR million
	2019	2018	%
Underlying income statement
Net interest income	3,919	4,093	(4.3)
Net fee income	2,481	2,624	(5.5)
Gains (losses) on financial transactions A	1,046	703	48.8
Other operating income	61	195	(68.9)
Total income	7,506	7,615	(1.4)
Administrative expenses and amortizations	(4,021)	(4,338)	(7.3)
Net operating income	3,485	3,277	6.4
Net loan-loss provisions	(856)	(789)	8.5
Other gains (losses) and provisions	(455)	(425)	7.1
Profit before tax	2,174	2,063	5.4
Tax on profit	(589)	(508)	15.9
Profit from continuing operations	1,585	1,555	1.9
Net profit from discontinued operations	—	—	—
Consolidated profit	1,585	1,555	1.9
Non-controlling interests	0	(1)	(89.7)
Underlying attributable profit to the parent	1,585	1,554	2.0

Balance sheet
Loans and advances to customers	185,179	196,101	(5.6)
Cash, central banks and credit institutions	78,334	79,100	(1.0)
Debt instruments	34,288	48,849	(29.8)
Other financial assets	1,393	2,515	(44.6)
Other asset accounts	23,908	22,436	6.6
Total assets	323,102	349,001	(7.4)
Customer deposits	240,427	238,372	0.9
Central banks and credit institutions	25,231	56,062	(55.0)
Marketable debt securities	26,855	24,628	9.0
Other financial liabilities	8,971	6,216	44.3
Other liabilities accounts	5,222	8,916	(41.4)
Total liabilities	306,706	334,193	(8.2)
Total equity	16,396	14,807	10.7

Pro memoria:
Gross loans and advances to customers B	191,280	203,288	(5.9)
Customer funds	308,747	298,860	3.3
Customer deposits C	240,126	237,821	1.0
Mutual funds	68,621	61,039	12.4

Ratios (%) and operating data
Underlying RoTE	10.48	10.42	0.06
Efficiency ratio	53.6	57.0	(3.4)
NPL ratio	6.94	7.32	(0.38)
NPL coverage	41.1	43.7	(2.6)
Number of employees	27,630	31,229	(11.5)
Number of branches	3,235	4,365	(25.9)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

United Kingdom
Business performance
Loans and advances to customers increased 9% in euros compared to 2018. In gross terms, excluding reverse repurchase agreements and the exchange rate impact, they rose 4%, with the strongest mortgage growth in a decade, underpinned by our focus on pricing, customer retention and service, partially offset by managed reductions in commercial real estate exposure.
Customer deposits rose 10% year-on-year in euros and were 2% higher excluding repurchase agreements and the exchange rate impact. Demand deposits increased 2% and time deposits remained stable. Mutual funds grew 3%.
Results
Underlying attributable profit amounted to EUR 921 million in 2019 (9% of the Group’s total operating areas), and underlying RoTE was 6.5%.
Compared to 2018, underlying attributable profit was 20% lower in euros and excluding the exchange rate impact, as follows:
•Total income declined 9% due to lower net interest income (-8%) affected by competitive pressure on mortgage spreads and continued SVR (Standard Variable Rate) attrition.
Net fee income fell 6%, partly due to lower income from mutual funds and regulatory changes in overdrafts. Gains on financial transactions also fell in the year.
•Administrative expenses and amortizations declined 1%, with delivery of efficiency savings from our strategic transformation programme.
•Net loan-loss provisions were 56% higher, however from very low levels, mainly driven by some single name cases and lower releases. Cost of credit remained at low levels (9 bps).
The NPL ratio improved to 1.04%, backed by our prudent approach to risk and the resilience of the UK economy. The coverage ratio rose to 33% (30% in 2018).
•Other gains (losses) and provisions decreased 38% due to the non-repeat of charges related to retail credit business operations and to historical probate and bereavement practices in 2018.

United Kingdom
EUR million
	2019	2018	%	% excl. FX
Underlying income statement
Net interest income	3,507	3,796	(7.6)	(8.4)
Net fee income	851	898	(5.2)	(6.0)
Gains (losses) on financial transactions A	15	84	(82.6)	(82.8)
Other operating income	4	14	(69.5)	(69.7)
Total income	4,377	4,792	(8.7)	(9.4)
Administrative expenses and amortizations	(2,725)	(2,725)	0.0	(0.9)
Net operating income	1,652	2,067	(20.1)	(20.7)
Net loan-loss provisions	(223)	(142)	57.2	55.9
Other gains (losses) and provisions	(188)	(302)	(37.9)	(38.4)
Profit before tax	1,242	1,623	(23.5)	(24.2)
Tax on profit	(320)	(476)	(32.7)	(33.3)
Profit from continuing operations	921	1,147	(19.7)	(20.4)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	921	1,147	(19.7)	(20.4)
Non-controlling interests	—	—	—	—
Underlying attributable profit to the parent	921	1,147	(19.7)	(20.4)

Balance sheet
Loans and advances to customers	261,987	239,648	9.3	4.0
Cash, central banks and credit institutions	39,138	37,070	5.6	0.4
Debt instruments	20,187	26,517	(23.9)	(27.6)
Other financial assets	939	590	59.3	51.5
Other asset accounts	7,583	8,685	(12.7)	(17.0)
Total assets	329,835	312,509	5.5	0.4
Customer deposits	228,303	207,396	10.1	4.7
Central banks and credit institutions	16,633	18,703	(11.1)	(15.4)
Marketable debt securities	62,454	65,330	(4.4)	(9.1)
Other financial liabilities	2,508	1,990	26.0	19.9
Other liabilities accounts	4,307	4,014	7.3	2.0
Total liabilities	314,206	297,434	5.6	0.5
Total equity	15,629	15,075	3.7	(1.4)

Pro memoria:
Gross loans and advances to customers B	237,569	218,109	8.9	3.6
Customer funds	217,886	203,641	7.0	1.8
Customer deposits C	209,669	196,065	6.9	1.7
Mutual funds	8,218	7,576	8.5	3.2

Ratios (%) and operating data
Underlying RoTE	6.54	8.42	(1.88)
Efficiency ratio	62.3	56.9	5.4
NPL ratio	1.04	1.11	(0.07)
NPL coverage	33.4	30.0	3.4
Number of employees	23,574	24,627	(4.3)
Number of branches	616	755	(18.4)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Portugal
Business performance
Loans and advances to customers' activity remained strong in the year. New lending to companies and mortgages remained very dynamic, with market share of around 20%.
Despite this strong activity, the stock of loans and advances to customers remained stable. Excluding reverse repurchase agreements, they fell 1%, impacted by a market that is still deleveraging.
Customer deposits were up 5% year on year, driven largely by demand deposits (+14%), which more than offset the decrease in time deposits (-1%). This produced growth in deposits, while the cost of deposits continued to decrease. Mutual funds also rose and, consequently, customer funds increased 8%.
In addition, EUR 1,357 million is managed in pension funds, 18% more than in 2018.
Results
Underlying attributable profit amounted to EUR 525 million in the year (5% of the Group’s total operating areas), and underlying RoTE was 12.8%.
Compared to 2018, underlying attributable profit rose 10%, as follows:
•Total income increased 2%, driven by net fee income (+4%) and gains on financial transactions from ALCO portfolio sales, while net interest income remained stable, dampened by the reduction in the stock of loans and low interest rates.
•Administrative expenses and amortizations fell 3%, due to efficiencies generated from the integration of Banco Popular and the impacts related to the digital transformation: on the one hand, reviewing and simplifying internal processes and on the other hand, optimising the branch network in a more digital customer environment. As a result, the net margin was up 7% and the efficiency ratio improved to 45% (48% in 2018).
•Net loan-loss provisions were slightly positive due to higher recoveries, mainly in the first quarter of the year, resulting in a cost of credit practically at zero.
The NPL ratio was 4.83%, after sharply falling during the year (-111 bps) due to the strategy followed after the acquisition of Banco Popular. Coverage was 53%.
•Other gains (losses) and provisions remained at insignificant levels.

Portugal
EUR million
	2019	2018	%
Underlying income statement
Net interest income	856	858	(0.2)
Net fee income	390	377	3.6
Gains (losses) on financial transactions A	111	75	47.5
Other operating income	17	34	(49.0)
Total income	1,375	1,344	2.3
Administrative expenses and amortizations	(623)	(644)	(3.2)
Net operating income	751	700	7.4
Net loan-loss provisions	8	(32)	—
Other gains (losses) and provisions	(9)	18	—
Profit before tax	750	686	9.3
Tax on profit	(223)	(205)	9.0
Profit from continuing operations	527	481	9.4
Net profit from discontinued operations	—	—	—
Consolidated profit	527	481	9.4
Non-controlling interests	(2)	(2)	(21.5)
Underlying attributable profit to the parent	525	479	9.6

Balance sheet
Loans and advances to customers	35,406	35,470	(0.2)
Cash, central banks and credit institutions	4,675	3,454	35.4
Debt instruments	12,580	12,303	2.3
Other financial assets	1,695	1,877	(9.7)
Other asset accounts	1,769	1,904	(7.1)
Total assets	56,125	55,007	2.0
Customer deposits	39,258	37,217	5.5
Central banks and credit institutions	8,003	8,009	(0.1)
Marketable debt securities	3,384	4,259	(20.5)
Other financial liabilities	276	257	7.7
Other liabilities accounts	1,516	1,197	26.7
Total liabilities	52,438	50,938	2.9
Total equity	3,688	4,069	(9.4)

Pro memoria:
Gross loans and advances to customers B	36,321	36,568	(0.7)
Customer funds	42,324	39,143	8.1
Customer deposits C	39,258	37,217	5.5
Mutual funds	3,066	1,926	59.2

Ratios (%) and operating data
Underlying RoTE	12.80	12.02	0.77
Efficiency ratio	45.3	47.9	(2.6)
NPL ratio	4.83	5.94	(1.11)
NPL coverage	52.8	50.5	2.3
Number of employees	6,582	6,705	(1.8)
Number of branches	542	572	(5.2)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Poland
Business performance
Loans and advances to customers were up 7% in euros compared to December 2018. In gross terms and excluding reverse repurchase agreements and the exchange rate impact, loans grew 5%, backed by the target segments: SMEs, individuals (driven by mortgages and cash loans) and SCIB.
Customer deposits increased 6% year-on-year in euros. Excluding repurchase agreements and at constant exchange rates, deposits rose 5%. Time deposits declined 13% due to active liquidity management and the reduction of the cost of deposits, which fell from 0.89% in the fourth quarter of 2018 to 0.74% in the same period of 2019. Demand deposits increased 15%.
Total customer funds, including mutual funds, were 6% higher.
Results
Underlying attributable profit in 2019 amounted to EUR 349 million (3% of the Group's total operating areas), and underlying RoTE was 11.2%.
Compared to 2018, underlying profit rose 18% in euros and 19% excluding the exchange rate impact. The year-on-year comparison is favoured by the acquisition of Deutsche Bank Polska's retail and SME businesses (2 months of earnings in 2018 vs full year in 2019). By lines:
•Total income increased 16%, driven largely by net interest income (+19%), underpinned by the Bank's key segments and net fee income (+4%) from lending and foreign currencies.
Gains on financial transactions rose 115% (though from a low base, as it only totals EUR 93 million) and other operating income recorded greater losses impacted by the higher Deposit Guarantee Fund (BFG in Polish) contributions.
•Administrative expenses and amortizations grew 9%, less than growth in revenue, despite the domestic wage pressures, improving efficiency to 40% (-3 pp in the year).
•Net loan-loss provisions were 36% higher mainly due to the larger size of the loan portfolio after the acquisition (the average loan portfolio rose 23%). The cost of credit stood at 0.72% (0.65% in 2018), while the NPL ratio stood around 4.30% and coverage increased to 67%.
•Other gains (losses) and provisions were 5% lower despite an increase in Banking Tax in the year.

Poland
EUR million
	2019	2018	%	% excl. FX
Underlying income statement
Net interest income	1,171	996	17.6	18.6
Net fee income	467	453	3.1	4.0
Gains (losses) on financial transactions A	93	44	112.9	114.7
Other operating income	(13)	(4)	218.9	221.6
Total income	1,717	1,488	15.4	16.4
Administrative expenses and amortizations	(693)	(640)	8.4	9.3
Net operating income	1,024	848	20.7	21.7
Net loan-loss provisions	(217)	(161)	34.5	35.6
Other gains (losses) and provisions	(127)	(135)	(6.2)	(5.4)
Profit before tax	681	552	23.3	24.3
Tax on profit	(170)	(131)	30.1	31.2
Profit from continuing operations	511	422	21.2	22.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	511	422	21.2	22.2
Non-controlling interests	(162)	(126)	28.8	29.9
Underlying attributable profit to the parent	349	296	17.9	18.9

Balance sheet
Loans and advances to customers	30,034	28,164	6.6	5.5
Cash, central banks and credit institutions	3,398	3,260	4.2	3.1
Debt instruments	9,285	10,570	(12.2)	(13.1)
Other financial assets	630	534	17.9	16.7
Other asset accounts	1,341	1,140	17.6	16.4
Total assets	44,688	43,669	2.3	1.3
Customer deposits	33,485	33,417	0.2	(0.8)
Central banks and credit institutions	2,319	2,165	7.1	6.0
Marketable debt securities	2,171	1,789	21.3	20.1
Other financial liabilities	762	558	36.5	35.1
Other liabilities accounts	923	809	14.0	12.9
Total liabilities	39,659	38,738	2.4	1.3
Total equity	5,029	4,930	2.0	0.9

Pro memoria:
Gross loans and advances to customers B	30,925	29,033	6.5	5.4
Customer funds	37,929	35,554	6.7	5.6
Customer deposits C	33,485	31,542	6.2	5.1
Mutual funds	4,444	4,012	10.8	9.6

Ratios (%) and operating data
Underlying RoTE	11.23	10.22	1.00
Efficiency ratio	40.4	43.0	(2.6)
NPL ratio	4.31	4.28	0.03
NPL coverage	66.8	67.1	(0.2)
Number of employees	11,049	12,515	(11.7)
Number of branches	515	611	(15.7)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

North America
Business performance
Loans and advances to customers in North America increased 15%, with double-digit growth in both the US and Mexico.
Gross loans and advances to customers excluding reverse repurchase agreements and the exchange rate impact rose 10% mainly due to growth in the US (+12%) driven by new lending volumes in SBNA and SC USA. Mexico increased by 5% driven by rises in both loans to individuals and corporates, where companies and government were partially offset by decreases in large corporates.
Solid trend in customer deposits, increasing 8% year-on-year. Excluding repurchase agreements and the exchange rate impact, 5% higher reflecting growth in SBNA and the New York branch. Mexico dropped slightly, with a strong performance in deposits from individuals while corporate deposits contracted, reflecting the focus on reducing the cost of deposits.
Mutual funds rose 12%, boosting customer funds by 7%.
Results
Underlying attributable profit in 2019 was EUR 1,653 million (16% of the Group's total operating areas), and underlying RoTE of 8.4% (13% excluding the excess of capital).
Underlying attributable profit increased 27% in euros. Excluding the exchange rate impact, it rose 21%, with strong growth in the US and in Mexico. By lines:
•Total income rose 5% reflecting the positive performance in Mexico (+8%) and the US (+4%), with all P&L lines growing. In absolute terms, of note was net interest income and leasing income in SC USA.
•Administrative expenses and amortizations were 5% higher affected by the final stage of the investment plan in Mexico. Efficiency remained stable at 43%.
•Net loan-loss provisions rose 1% well below volume growth. The NPL ratio improved to 2.20% (-59 bps in the year) and the cost of credit to 2.76% (-36 bps in the year) due to the positive performance in both countries. Coverage was relatively stable at high levels (153%).
•Other income and provisions fell 4%.
•Lastly, non-controlling interests were lower due to the Group's increased equity stake in Mexico and SC USA.

North America
EUR million
	2019	2018	%	% excl. FX
Underlying income statement
Net interest income	8,926	8,154	9.5	3.9
Net fee income	1,776	1,615	10.0	4.4
Gains (losses) on financial transactions A	229	173	32.5	25.8
Other operating income	672	534	25.8	19.4
Total income	11,603	10,476	10.8	5.1
Administrative expenses and amortizations	(4,984)	(4,494)	10.9	5.3
Net operating income	6,618	5,981	10.7	5.0
Net loan-loss provisions	(3,656)	(3,449)	6.0	0.6
Other gains (losses) and provisions	(205)	(202)	1.2	(4.0)
Profit before tax	2,758	2,330	18.4	12.3
Tax on profit	(679)	(598)	13.5	7.7
Profit from continuing operations	2,079	1,732	20.1	13.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,079	1,732	20.1	13.9
Non-controlling interests	(426)	(433)	(1.8)	(6.8)
Underlying attributable profit to the parent	1,653	1,298	27.4	20.9

Balance sheet
Loans and advances to customers	133,727	116,196	15.1	11.7
Cash, central banks and credit institutions	22,904	28,855	(20.6)	(23.4)
Debt instruments	33,749	27,302	23.6	18.8
Other financial assets	10,821	10,023	8.0	3.6
Other asset accounts	22,772	18,608	22.4	19.3
Total assets	223,972	200,983	11.4	7.9
Customer deposits	98,915	91,896	7.6	4.1
Central banks and credit institutions	38,952	26,077	49.4	44.4
Marketable debt securities	44,097	43,758	0.8	(1.7)
Other financial liabilities	11,773	11,380	3.5	(1.4)
Other liabilities accounts	6,256	5,972	4.7	1.3
Total liabilities	199,993	179,083	11.7	8.1
Total equity	23,979	21,901	9.5	6.4

Pro memoria:
Gross loans and advances to customers B	130,593	114,888	13.7	10.3
Customer funds	113,407	102,869	10.2	6.6
Customer deposits C	92,231	84,769	8.8	5.3
Mutual funds	21,175	18,100	17.0	12.3

Ratios (%) and operating data
Underlying RoTE	8.43	7.58	0.85
Efficiency ratio	43.0	42.9	0.1
NPL ratio	2.20	2.79	(0.59)
NPL coverage	153.0	137.4	15.6
Number of employees	37,954	37,196	2.0
Number of branches	2,043	2,078	(1.7)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

United States
Business performance
After another positive year in terms of growth, loans and advances to customers at Santander US increased 15% in euros. Excluding the exchange rate impact and reverse repurchase agreements, gross loans and advances to customers were 12% higher, due to:
•Robust auto origination volumes at SC USA and commercial lending in SCIB.
•New lending which includes the continuation of the aforementioned auto finance lending programme of SC USA and SBNA.
Customer deposits rose 10% in euros year-on-year. Excluding repurchase agreements and the exchange rate impact, customer deposits were also 10% higher, boosted by the strong growth in corporate deposits, particularly time deposits, in the New York branch and the good performance of SBNA.
Mutual funds increased 20% excluding the exchange rate impact.
As a result, customer funds rose 13% (+11% excluding the exchange rate impact).
Results
Underlying attributable profit in the year was EUR 717 million (7% of the Group’s total operating areas), and underlying RoTE was 4.8% (9% adjusting for the excess of capital).
Underlying attributable profit was 31% higher in euros. Excluding the exchange rate impact, growth was 24%, underpinned largely by SC USA. By line items:
•Total income increased 4% due to net interest income (+2%, benefiting from higher volumes, more than offsetting the impact of lower interest rates), net fee income (+5% growth in SCIB customer activity), gains on financial transactions (+73%) and other operating income (+15%, due to higher income from leasing).
•Administrative expenses and amortizations increased 4% due to higher technology and origination costs due to greater volumes. In real terms, growth was 1.8%.
•Net loan-loss provisions rose 1%, well below volume growth, significantly improving asset quality ratios in the year: cost of credit improved to 2.85% (compared to 3.27% in 2018), NPL ratio of 2.20% (72 bps better than in 2018) and coverage at 162% (143% in 2018).
•Other gains (losses) and provisions fell 5% in 2019 versus 2018.
•Non-controlling interests remained flat compared to the 17% growth on profit from continuing operations.

United States
EUR million
	2019	2018	%	% excl. FX
Underlying income statement
Net interest income	5,769	5,391	7.0	1.5
Net fee income	947	859	10.2	4.6
Gains (losses) on financial transactions A	131	72	82.1	72.8
Other operating income	759	628	20.9	14.7
Total income	7,605	6,949	9.4	3.8
Administrative expenses and amortizations	(3,297)	(3,019)	9.2	3.6
Net operating income	4,309	3,930	9.6	4.0
Net loan-loss provisions	(2,792)	(2,618)	6.6	1.2
Other gains (losses) and provisions	(200)	(199)	0.3	(4.8)
Profit before tax	1,317	1,113	18.3	12.2
Tax on profit	(370)	(346)	6.9	1.4
Profit from continuing operations	947	767	23.4	17.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	947	767	23.4	17.1
Non-controlling interests	(230)	(218)	5.4	0.0
Underlying attributable profit to the parent	717	549	30.6	23.9

Balance sheet
Loans and advances to customers	98,707	85,564	15.4	13.2
Cash, central banks and credit institutions	12,829	16,442	(22.0)	(23.4)
Debt instruments	16,677	13,160	26.7	24.3
Other financial assets	4,320	4,291	0.7	(1.2)
Other asset accounts	18,882	15,585	21.2	18.9
Total assets	151,415	135,043	12.1	10.0
Customer deposits	63,371	57,568	10.1	8.0
Central banks and credit institutions	25,126	16,507	52.2	49.3
Marketable debt securities	37,132	37,564	(1.1)	(3.0)
Other financial liabilities	4,146	3,098	33.9	31.3
Other liabilities accounts	4,093	3,798	7.8	5.7
Total liabilities	133,868	118,535	12.9	10.8
Total equity	17,547	16,508	6.3	4.3

Pro memoria:
Gross loans and advances to customers B	95,742	83,696	14.4	12.2
Customer funds	72,604	64,239	13.0	10.9
Customer deposits C	62,608	56,064	11.7	9.6
Mutual funds	9,996	8,176	22.3	20.0

Ratios (%) and operating data
Underlying RoTE	4.78	4.10	0.69
Efficiency ratio	43.3	43.4	(0.1)
NPL ratio	2.20	2.92	(0.71)
NPL coverage	161.8	142.8	19.1
Number of employees	17,372	17,309	0.4
Number of branches	621	660	(5.9)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Mexico
Business performance
Loans and advances to customers increased 14% in euros, compared to 2018. Gross loans and advances to customers, excluding reverse repurchase agreements and the exchange rate impact, rose 5% with focus on profitability and growth in loans to individuals (consumer credit +6%, credit cards +6% and mortgage loans +7%) as well as companies and government, offsetting the decrease in large corporates.
Customer deposits rose 4% in euros. Excluding repurchase agreements and the exchange rate impact, they decreased 3% reflecting the focus on reducing the cost of deposits. Mutual funds rose 6%, and customer funds remained virtually stable.

Results
Underlying attributable profit amounted to EUR 950 million in the year (9% of the Group’s total operating areas), with an underlying RoTE was 20.6%.
Compared to 2018, underlying attributable profit was 26% higher. Excluding the exchange rate impact underlying attributable profit rose 19%, as follows:
•Total income increased 8%, driven by net interest income (+9%), backed by greater volumes and higher interest rates. Net fee income grew 4%, largely due to credit cards and insurance. Gains on financial transactions were 7% lower due to market performance.
•Administrative expenses and amortizations were up 8%, in line with the last stage of the three-year investment plan.
•Net loan-loss provisions dropped 1%, providing a significant improvement in cost of credit to 2.49% compared to 2.75% a year ago. The NPL ratio was also lower at 2.19% (2.43% in 2018).
Lastly, our extraordinary general meeting of shareholders on 23 July approved the capital increase to acquire shares of Santander México from minority interests. The acquisition offer was subscribed by 67% of the targeted shares. As a result, our stake in Santander México increased from 74.96% to 91.65%, which has already had a positive impact in attributable profit of more than EUR 60 million.

Mexico
EUR million
	2019	2018	%	% excl. FX
Underlying income statement
Net interest income	3,157	2,763	14.2	8.5
Net fee income	829	756	9.7	4.2
Gains (losses) on financial transactions A	99	101	(1.7)	(6.7)
Other operating income	(87)	(94)	(7.1)	(11.8)
Total income	3,998	3,527	13.4	7.7
Administrative expenses and amortizations	(1,671)	(1,469)	13.8	8.1
Net operating income	2,327	2,058	13.1	7.4
Net loan-loss provisions	(863)	(830)	3.9	(1.3)
Other gains (losses) and provisions	(5)	(3)	49.9	42.4
Profit before tax	1,459	1,224	19.2	13.2
Tax on profit	(314)	(253)	23.8	17.6
Profit from continuing operations	1,145	971	18.0	12.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,145	971	18.0	12.1
Non-controlling interests	(196)	(215)	(9.1)	(13.7)
Underlying attributable profit to the parent	950	755	25.7	19.4

Balance sheet
Loans and advances to customers	35,019	30,632	14.3	7.9
Cash, central banks and credit institutions	10,056	12,403	(18.9)	(23.5)
Debt instruments	17,069	14,142	20.7	13.9
Other financial assets	6,439	5,683	13.3	6.9
Other asset accounts	3,859	3,016	27.9	20.7
Total assets	72,441	65,876	10.0	3.7
Customer deposits	35,544	34,327	3.5	(2.3)
Central banks and credit institutions	13,816	9,541	44.8	36.6
Marketable debt securities	6,965	6,194	12.4	6.1
Other financial liabilities	7,617	8,281	(8.0)	(13.2)
Other liabilities accounts	2,144	2,168	(1.1)	(6.7)
Total liabilities	66,086	60,512	9.2	3.0
Total equity	6,355	5,364	18.5	11.8

Pro memoria:
Gross loans and advances to customers B	34,850	31,192	11.7	5.4
Customer funds	40,803	38,630	5.6	(0.3)
Customer deposits C	29,624	28,705	3.2	(2.6)
Mutual funds	11,179	9,925	12.6	6.3

Ratios (%) and operating data
Underlying RoTE	20.61	20.24	0.37
Efficiency ratio	41.8	41.7	0.1
NPL ratio	2.19	2.43	(0.24)
NPL coverage	128.3	119.7	8.5
Number of employees	20,494	19,859	3.2
Number of branches	1,422	1,418	0.3

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

South America
Business performance
Loans and advances to customers increased 4%. Excluding reverse repos and the exchange rate impact, gross loans were 9% higher, with rises in all units: Uruguay +15%, Brazil and Chile grew 8% each.
Customer deposits grew 6% in euros compared to 2018. Excluding repurchase agreements and exchange rate impact, they rose 11% and increased across all units, mainly due to the strong performance of demand deposits (+21%). Mutual funds increased 15% enabling customer funds to increase 13%.
Results
Underlying attributable profit in the year amounted to EUR 3,910 million (37% of the Group's total operating areas), with an underlying RoTE of 20.4%.
Compared to 2018, underlying attributable profit increased 14% in euros. Excluding the exchange rate impact, it was up 18%, with growth in all countries, as follows:
•Total income increased 11%, underpinned by the sound customer revenue performance, driven by greater volumes, spreads management and increased loyalty. Net interest income rose 9% and net fee income increased by 15%.
•Administrative expenses and amortizations reflect commercial transformation plans, greater digitalisation of the retail network, reviews of collective wage agreements and high inflation in Argentina. The efficiency ratio improved 93 basis points to 36.2%.
•Net loan-loss provisions grew by 7%, at a slower pace than credit (+9%), enabling the cost of credit to improve by 8 bps in the year to 2.92%. In credit quality, the NPL ratio was 4.86% and coverage was 88%.
•Other income and provisions increased its negative impact 19%, after a greater charge for potential legal contingencies in Argentina and Brazil and lower reversals of provisions in Chile.

South America
EUR million
	2019	2018	%	% excl. FX
Underlying income statement
Net interest income	13,316	12,891	3.3	9.3
Net fee income	4,787	4,497	6.4	14.6
Gains (losses) on financial transactions A	564	498	13.1	37.9
Other operating income	(243)	(212)	14.4	87.5
Total income	18,425	17,674	4.2	10.7
Administrative expenses and amortizations	(6,673)	(6,564)	1.6	10.3
Net operating income	11,752	11,110	5.8	10.9
Net loan-loss provisions	(3,789)	(3,736)	1.4	7.4
Other gains (losses) and provisions	(748)	(663)	12.9	19.3
Profit before tax	7,214	6,711	7.5	12.1
Tax on profit	(2,640)	(2,641)	(0.1)	4.5
Profit from continuing operations	4,574	4,069	12.4	16.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	4,574	4,069	12.4	16.9
Non-controlling interests	(664)	(624)	6.4	9.8
Underlying attributable profit to the parent	3,910	3,445	13.5	18.2

Balance sheet
Loans and advances to customers	125,122	119,912	4.3	9.4
Cash, central banks and credit institutions	51,379	48,327	6.3	12.9
Debt instruments	45,622	45,225	0.9	3.6
Other financial assets	14,864	9,359	58.8	63.9
Other asset accounts	16,932	14,721	15.0	20.0
Total assets	253,919	237,545	6.9	11.8
Customer deposits	114,817	108,248	6.1	12.5
Central banks and credit institutions	41,999	38,613	8.8	11.9
Marketable debt securities	29,840	31,504	(5.3)	(1.9)
Other financial liabilities	34,072	28,571	19.3	23.0
Other liabilities accounts	10,632	8,706	22.1	26.5
Total liabilities	231,360	215,641	7.3	12.3
Total equity	22,559	21,903	3.0	7.4

Pro memoria:
Gross loans and advances to customers B	131,048	125,830	4.1	9.2
Customer funds	170,707	158,968	7.4	12.9
Customer deposits C	101,575	97,325	4.4	11.3
Mutual funds	69,131	61,643	12.1	15.5

Ratios (%) and operating data
Underlying RoTE	20.45	18.75	1.69
Efficiency ratio	36.2	37.1	(0.9)
NPL ratio	4.86	4.81	0.06
NPL coverage	88.4	94.6	(6.2)
Number of employees	69,596	70,362	(1.1)
Number of branches	4,572	4,385	4.3

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Brazil
Business performance
Loans and advances to customers increased 7% in euros year-on-year. In gross terms, excluding reverse repos and excluding the exchange rate impact, they rose 8%. By segments, of note were individuals and consumer finance.
Customer deposits grew 9% in euros with respect to 2018, also 9% excluding repos and the exchange rate impact, driven by a sharp increase in both demand deposits (+24%) and time deposits (+4%). On the other hand, letras financeiras decreased.
This was reflected in an increase in customer funds market share.

Results
Underlying attributable profit of EUR 2,939 million in 2019 (28% of the Group's total operating areas), with an underlying RoTE of 21.2%.
Compared to 2018, underlying attributable profit rose 13% in euros. Excluding the exchange rate impact, it was 16% higher, with good performance in the main lines, as follows:
•Total income increased 7%, supported by net interest income (+6%) due to larger volumes which offset some spread pressures and net fee income (+12%) with positive performance in almost all lines. Of note was growth in cards (11%), insurance (13%) and mutual funds (+16%). Gains on financial transactions rose 26% compared to a weak 2018.
•Administrative expenses and amortizations rose 5%, in line with business growth. This increase, less than that of total income, produced the best efficiency ratio of the last six years, at 33.0% (-0.7 pp in the year).
•Net loan-loss provisions increased 5%, below loan growth, which was reflected in an improvement in the cost of credit (3.93%, from 4.06% in 2018). The NPL ratio remained at around 5.3% and the coverage ratio stood at 100% (107% in 2018).
•The negative impact of other gains (losses) and provisions increased 4%, due to higher provisions for legal claims.

Brazil
EUR million
	2019	2018	%	% excl. FX
Underlying income statement
Net interest income	10,072	9,758	3.2	6.0
Net fee income	3,798	3,497	8.6	11.5
Gains (losses) on financial transactions A	167	136	22.7	26.0
Other operating income	(86)	(46)	85.7	90.8
Total income	13,951	13,345	4.5	7.4
Administrative expenses and amortizations	(4,606)	(4,500)	2.3	5.1
Net operating income	9,345	8,845	5.7	8.5
Net loan-loss provisions	(3,036)	(2,963)	2.5	5.2
Other gains (losses) and provisions	(704)	(697)	0.9	3.6
Profit before tax	5,606	5,185	8.1	11.0
Tax on profit	(2,295)	(2,258)	1.6	4.4
Profit from continuing operations	3,311	2,927	13.1	16.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	3,311	2,927	13.1	16.2
Non-controlling interests	(373)	(335)	11.1	14.1
Underlying attributable profit to the parent	2,939	2,592	13.4	16.4

Balance sheet
Loans and advances to customers	75,618	70,850	6.7	8.5
Cash, central banks and credit institutions	37,470	37,015	1.2	2.9
Debt instruments	39,611	40,718	(2.7)	(1.1)
Other financial assets	6,790	6,133	10.7	12.5
Other asset accounts	12,545	11,320	10.8	12.6
Total assets	172,033	166,036	3.6	5.3
Customer deposits	74,745	68,306	9.4	11.2
Central banks and credit institutions	30,334	29,771	1.9	3.5
Marketable debt securities	18,952	21,218	(10.7)	(9.2)
Other financial liabilities	23,589	24,241	(2.7)	(1.1)
Other liabilities accounts	8,631	7,237	19.3	21.2
Total liabilities	156,251	150,773	3.6	5.3
Total equity	15,782	15,264	3.4	5.1

Pro memoria:
Gross loans and advances to customers B	80,150	75,282	6.5	8.2
Customer funds	121,752	110,243	10.4	12.2
Customer deposits C	61,789	57,432	7.6	9.3
Mutual funds	59,964	52,811	13.5	15.4

Ratios (%) and operating data
Underlying RoTE	21.16	19.68	1.47
Efficiency ratio	33.0	33.7	(0.7)
NPL ratio	5.32	5.25	0.07
NPL coverage	99.8	106.9	(7.1)
Number of employees	46,682	46,914	(0.5)
Number of branches	3,656	3,438	6.3

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Chile
Business performance
Loans and advances to customers increased 2% year-on-year in euros. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers rose 8%, underpinned by mortgages, consumer finance and corporates.
Customer deposits grew 6% year-on-year, and rose 11% excluding repurchase agreements and the exchange rate impact, reflecting the positive performance of demand deposits (+19%). Mutual funds rose 15% in a low interest rate environment.

Results
Underlying attributable profit of EUR 630 million in 2019 (6% of the Group’s total operating areas), with an underlying RoTE of 18.1%.
Compared to 2018, underlying attributable profit rose 3% in euros. Excluding the exchange rate impact it was 7% higher, as follows:
•Total income rose 4%, driven by the 85% rise in gains on financial transactions due to higher income from customer treasury. Net interest income was affected by lower inflation and historically low interest rates. Net fee income fell 1%, partly due to wholesale business in the first half of the year.
•Administrative expenses and amortizations increased 2%, driven by investments in technology and branches. The efficiency ratio improved 71 bps to 40.6%.
•Net loan-loss provisions were 3% lower, with an improvement in cost of credit of 11 bps to 1.08% in the year. The NPL ratio dropped to 4.64% and the coverage ratio was 56%.
•Other gains (losses) and provisions decreased by 36% primarily from reversals of provisions.

Chile
EUR million
	2019	2018	%	% excl. FX
Underlying income statement
Net interest income	1,867	1,944	(4.0)	(0.3)
Net fee income	404	424	(4.6)	(0.9)
Gains (losses) on financial transactions A	266	149	78.4	85.2
Other operating income	2	19	(87.8)	(87.3)
Total income	2,539	2,535	0.2	4.0
Administrative expenses and amortizations	(1,031)	(1,047)	(1.6)	2.2
Net operating income	1,508	1,488	1.4	5.2
Net loan-loss provisions	(443)	(473)	(6.3)	(2.8)
Other gains (losses) and provisions	63	103	(38.5)	(36.1)
Profit before tax	1,129	1,118	0.9	4.8
Tax on profit	(210)	(219)	(4.1)	(0.5)
Profit from continuing operations	919	899	2.2	6.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	919	899	2.2	6.1
Non-controlling interests	(289)	(287)	0.7	4.6
Underlying attributable profit to the parent	630	612	2.9	6.8

Balance sheet
Loans and advances to customers	38,584	37,908	1.8	8.3
Cash, central banks and credit institutions	7,557	4,247	78.0	89.4
Debt instruments	5,062	3,106	63.0	73.4
Other financial assets	7,856	3,164	148.3	164.2
Other asset accounts	3,091	2,486	24.3	32.3
Total assets	62,151	50,911	22.1	29.9
Customer deposits	27,344	25,908	5.5	12.3
Central banks and credit institutions	8,224	5,869	40.1	49.1
Marketable debt securities	10,722	9,806	9.3	16.4
Other financial liabilities	9,662	3,535	173.3	190.9
Other liabilities accounts	1,294	919	40.8	49.8
Total liabilities	57,246	46,037	24.3	32.3
Total equity	4,905	4,874	0.6	7.1

Pro memoria:
Gross loans and advances to customers B	39,640	39,019	1.6	8.1
Customer funds	35,095	33,279	5.5	12.2
Customer deposits C	27,060	25,860	4.6	11.4
Mutual funds	8,035	7,419	8.3	15.3

Ratios (%) and operating data
Underlying RoTE	18.08	18.34	(0.26)
Efficiency ratio	40.6	41.3	(0.7)
NPL ratio	4.64	4.66	(0.03)
NPL coverage	56.0	60.6	(4.6)
Number of employees	11,580	12,008	(3.6)
Number of branches	375	381	(1.6)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Argentina
Business performance
Loans and advances to customers fell 10% year-on-year in euros. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers were 40% higher. The peso denominated portfolio increased, driven by inflation-adjusted products (mortgages, auto finance) and by cards, while dollar balances declined in the currency of origin.
Customer deposits declined 21% compared to 2018 in euros. Excluding repurchase agreements and the exchange rate impact, deposits rose 24%. Local currency deposits grew 58% (backed by demand and time deposits) and foreign currency ones declined.
Santander maintained a high dollar liquidity ratio and the excess liquidity in pesos was placed in central bank notes.
Results
Underlying attributable profit amounted to EUR 144 million in the year (1% of the Group’s total operating areas), with an underlying RoTE of 22.2%.
Compared to 2018, underlying attributable profit was 75% lower in euros. Excluding the exchange rate impact, growth was 224%. Both year’s results are affected by the high inflation adjustment, lower in 2019:
As regards business activity:
•Total income doubled, growing above inflation. Net interest income rose 127%, underpinned by higher interest rates and higher volumes of central bank notes. Net fee income rose 84%, driven by greater foreign currency transactions and income from cash deposits. Gains on financial transactions fell 12%.
•Administrative expenses and amortizations increased 88% hit by the inflationary environment and the peso’s depreciation.
•Net loan-loss provisions were higher (+89%), mainly driven by the individuals segment and the aforementioned high inflation impact. The cost of credit was 5.09% (3.45% in 2018). The NPL ratio stood at 3.39% (3.17% in 2018), and the coverage ratio at 124%. Credit quality ratios were affected by the country's situation.
•Other gains (losses) and provisions which includes greater charges for potential legal contingencies.

Argentina
EUR million
	2019	2018	%	% excl. FX
Underlying income statement
Net interest income	940	768	22.4	126.7
Net fee income	446	448	(0.5)	84.3
Gains (losses) on financial transactions A	80	170	(52.7)	(12.3)
Other operating income	(150)	(177)	(15.0)	57.4
Total income	1,316	1,209	8.8	101.6
Administrative expenses and amortizations	(762)	(751)	1.4	87.9
Net operating income	554	458	21.0	124.1
Net loan-loss provisions	(235)	(231)	2.0	88.9
Other gains (losses) and provisions	(101)	(45)	127.3	321.2
Profit before tax	217	183	19.1	120.6
Tax on profit	(72)	(100)	(27.6)	34.1
Profit from continuing operations	145	83	75.3	224.8
Net profit from discontinued operations	—	—	—	—
Consolidated profit	145	83	75.3	224.8
Non-controlling interests	(2)	(1)	150.8	364.8
Underlying attributable profit to the parent	144	82	74.7	223.7

Balance sheet
Loans and advances to customers	4,792	5,334	(10.2)	40.1
Cash, central banks and credit institutions	3,911	5,096	(23.3)	19.7
Debt instruments	429	825	(48.0)	(18.9)
Other financial assets	87	6	—	—
Other asset accounts	836	742	12.7	75.8
Total assets	10,054	12,003	(16.2)	30.7
Customer deposits	7,002	8,809	(20.5)	24.0
Central banks and credit institutions	1,033	849	21.6	89.6
Marketable debt securities	71	422	(83.2)	(73.9)
Other financial liabilities	747	743	0.4	56.6
Other liabilities accounts	392	307	27.6	99.0
Total liabilities	9,244	11,132	(17.0)	29.5
Total equity	810	871	(7.0)	45.1

Pro memoria:
Gross loans and advances to customers B	4,993	5,574	(10.4)	39.7
Customer funds	8,099	10,191	(20.5)	24.0
Customer deposits C	7,002	8,809	(20.5)	24.0
Mutual funds	1,097	1,382	(20.6)	23.8

Ratios (%) and operating data
Underlying RoTE	22.20	11.62	10.58
Efficiency ratio	57.9	62.1	(4.2)
NPL ratio	3.39	3.17	0.21
NPL coverage	124.0	135.0	(11.0)
Number of employees	9,178	9,324	(1.6)
Number of branches	438	468	(6.4)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Uruguay
Business performance
Loans and advances to customers grew 3% year-on-year in euros. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers rose 15% driven by growth in the local currency portfolio (+15%) and the target segments and products: consumer credit and cards (+12%).
Customer deposits were 8% higher in euros compared to 2018. Excluding the exchange rate impact and repurchase agreements, they increased 22%. Peso deposits grew 14% and foreign currency ones 8%.
Results
In 2019, underlying attributable profit was EUR 150 million with an underlying RoTE of 29.5%.
Compared to 2018, underlying attributable profit increased 14% in euros and 24% excluding the exchange rate impact. By line items:
•Total income grew 16% mainly driven by net interest income (+16%) and net fee income (+17%).
•Administrative expenses and amortizations rose 9%, at a slower pace than total income, improving the efficiency ratio to 42.0% (-269 bps year-on-year).
•Net loan-loss provisions fell slightly (-1%), the cost of credit improved to 2.31% and coverage was high (98%).

Uruguay
EUR million
	2019	2018	%	% excl. FX
Underlying income statement
Net interest income	333	311	7.1	16.5
Total income	447	419	6.6	16.0
Administrative expenses and amortizations	(188)	(187)	0.2	9.0
Net operating income	259	232	11.8	21.6
Net loan-loss provisions	(63)	(69)	(8.6)	(0.6)
Profit before tax	189	159	18.8	29.3
Underlying attributable profit to the parent	150	131	14.2	24.3

Balance sheet
Total assets	5,051	4,605	9.7	23.9
Gross loans and advances to customers A	2,804	2,743	2.2	15.4
Customer funds	4,197	3,893	7.8	21.8
Customer deposits B	4,162	3,861	7.8	21.7
Mutual funds	36	32	12.8	27.3

A. Excluding reverse repos.
B. Excluding repos.

Peru
Business performance
Loans and advances to customers increased 11% year-on-year in euros (+7% on a gross basis, excluding the exchange rate impact), and customer deposits remained largely unchanged (-4% excluding the exchange rate impact).
Results
Underlying attributable profit of EUR 48 million in euros in 2019 was 15% higher year-on-year, equivalent to a RoTE of 21.4%.

Excluding the exchange rate impact, underlying attributable profit increased 11%:
•Total income grew 14% driven by good performance of net interest income and gains on financial transactions.
•The efficiency ratio improved to 32.9% (-0.2 pp year-on-year).
•Net loan-loss provisions remained low, with a cost of credit of just 0.12%.
The NPL ratio was 0.78% and coverage was very high.

Colombia
Business performance
Loans and advances to customers rose 1% year-on-year in euros. In gross terms and excluding the exchange rate impact they also rose 1%, of note was the rise in auto finance.
Customer deposits rose 56% in euros and 54% excluding the exchange rate impact, driven by time deposits.
Results
Underlying attributable profit of EUR 16 million in the year compared to EUR 9 million in 2018. Underlying RoTE of 11.8%.
Excluding the exchange rate impact, underlying attributable profit rose 81%, backed by total income (+63%) spurred by growth in net fee income (+92%), net interest income (+52%) and gains on financial transactions (+53%).
Administrative costs and expenses grew less than total income, enabling the efficiency ratio to improve 4.6 pp to 50%.
Cost of credit was 0.74%.

Digital Consumer Bank
Business performance
Loans and advances to customers rose 8% compared to 2018. Gross loans excluding reverse repurchase agreements and the impact of exchange rates, also grew 7%. Almost all countries grew their business, more than 70% of lending is in countries with the highest ratings and Germany and the Nordics account for close to 50% of the portfolio.
New lending in the consumer finance business increased 5% compared to 2018 (significantly better than the performance of new car sales in the European market), with growth in almost all countries driven by commercial agreements in several of them. Of note were the increases in Germany, France and Italy.
Customer deposits amounted to EUR 50,120 million. In the year, 10% increase boosted by consumer business and Openbank.
Recourse to wholesale funding increased strongly, with EUR 19,826 million issued in the year, once again demonstrating our capacity to access the wholesale funding markets and investor confidence in its business.
Results
Underlying attributable profit was EUR 1,391 million in 2019 (14% of the Group’s total operating areas) and underlying RoTE was 14.7%.
Compared to 2018, underlying attributable profit was 1% higher in euros excluding the exchange rate impact, by lines:
•Total income rose 3%, driven by net interest income (+4%) due to higher volumes. Net fee income increased 3%, notably in Germany.
•Administrative expenses and amortizations increased 6%, impacted by investments in digital platforms and the acquisition of Hyundai Kia’s joint venture in Germany, but below business volume growth, benefiting from the efficiency projects carried out in several units.
•Net loan-loss provisions increased 30%, mainly due to lending growth, change of product mix in Spain and lower written-off portfolio sales in the Nordic countries. The cost of credit remained low for this type of business (0.43%), highlighting the good performance of portfolios. The NPL ratio and the coverage ratio stood at 2.10% and 108%, respectively, with no material change compared to December 2018.
•Other gains (losses) and provisions amounted to EUR +18 million compared to EUR -147 million in 2018, partly due to lower impairment losses on other assets and transformation costs.

Digital Consumer Bank
EUR million
	2019	2018	%	% excl. FX
Underlying income statement
Net interest income	4,221	4,084	3.4	3.7
Net fee income	843	819	3.0	3.1
Gains (losses) on financial transactions A	(10)	60	—	—
Other operating income	90	61	45.7	44.6
Total income	5,144	5,025	2.4	2.7
Administrative expenses and amortizations	(2,339)	(2,223)	5.2	5.5
Net operating income	2,805	2,802	0.1	0.4
Net loan-loss provisions	(508)	(390)	30.3	30.1
Other gains (losses) and provisions	18	(147)	—	—
Profit before tax	2,315	2,265	2.2	2.6
Tax on profit	(599)	(591)	1.4	1.8
Profit from continuing operations	1,716	1,675	2.5	2.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,716	1,675	2.5	2.9
Non-controlling interests	(326)	(292)	11.4	11.4
Underlying attributable profit to the parent	1,391	1,383	0.6	1.1

Balance sheet
Loans and advances to customers	114,504	106,047	8.0	7.3
Cash, central banks and credit institutions	17,440	14,411	21.0	20.9
Debt instruments	3,197	3,325	(3.8)	(4.2)
Other financial assets	37	36	3.8	3.0
Other asset accounts	5,095	3,746	36.0	34.4
Total assets	140,273	127,565	10.0	9.3
Customer deposits	50,120	45,646	9.8	9.5
Central banks and credit institutions	33,653	32,111	4.8	3.5
Marketable debt securities	38,662	33,507	15.4	14.8
Other financial liabilities	1,652	912	81.0	79.8
Other liabilities accounts	4,022	3,671	9.6	9.3
Total liabilities	128,108	115,847	10.6	9.9
Total equity	12,164	11,718	3.8	3.1

Pro memoria:
Gross loans and advances to customers B	117,133	108,486	8.0	7.3
Customer funds	50,570	45,963	10.0	9.8
Customer deposits C	50,120	45,597	9.9	9.7
Mutual funds	450	367	22.8	22.8

Ratios (%) and operating data
Underlying RoTE	14.73	15.19	(0.47)
Efficiency ratio	45.5	44.2	1.2
NPL ratio	2.10	2.11	(0.01)
NPL coverage	108.1	108.2	(0.1)
Number of employees	15,920	16,178	(1.6)
Number of branches	417	439	(5.0)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

5.2 CORPORATE CENTRE

Corporate Centre
Results
In 2019, underlying attributable loss of EUR 2,096 million, 24% greater than in 2018, driven by:
•Higher negative impact of net interest income, from EUR -987 million in 2018 to EUR -1,252 million in 2019, mainly due to the higher stock of wholesale market debt issuances and, to a lesser extent, IFRS 16.
•Lower gains on financial transactions (EUR 307 million less), driven by the greater cost of foreign currency hedging, the counterpart of which is in the conversion of results to euros in certain countries.
•Administrative expenses and amortizations improved 12% driven by ongoing streamlining and simplification measures, continuing actions taken in previous years, which have resulted in a reduction in the cost base of around 35% over the last five years.
•Lower net loan-loss provisions, down from EUR 115 million in 2018 to EUR 36 million in 2019.
•Other gains (losses) and provisions include very diverse charges: provisions, intangible assets, cost of the state guarantee on deferred tax assets, pensions, litigation, impairment of investments, etc. The net impact went from EUR -101 million in 2018 to EUR -237 million in 2019.

Corporate Centre
EUR million
	2019	2018	%
Underlying income statement
Net interest income	(1,252)	(987)	26.9
Net fee income	(50)	(69)	(27.8)
Gains (losses) on financial transactions A	(297)	11	—
Other operating income	(18)	(12)	49.5
Total income	(1,617)	(1,057)	53.0
Administrative expenses and amortizations	(373)	(426)	(12.5)
Net operating income	(1,990)	(1,483)	34.2
Net loan-loss provisions	(36)	(115)	(68.8)
Other gains (losses) and provisions	(237)	(101)	135.3
Profit before tax	(2,262)	(1,699)	33.2
Tax on profit	157	14	—
Profit from continuing operations	(2,105)	(1,685)	24.9
Net profit from discontinued operations	—	—	—
Consolidated profit	(2,105)	(1,685)	24.9
Non-controlling interests	9	(1)	—
Underlying attributable profit to the parent	(2,097)	(1,686)	24.4

Balance sheet
Loans and advances to customers	5,764	6,509	(11.4)
Cash, central banks and credit institutions	32,803	39,840	(17.7)
Debt instruments	840	377	122.5
Other financial assets	2,406	2,113	13.8
Other asset accounts	126,539	121,775	3.9
Total assets	168,352	170,614	(1.3)
Customer deposits	793	235	238.2
Central banks and credit institutions	12,254	30,879	(60.3)
Marketable debt securities	54,495	41,783	30.4
Other financial liabilities	636	1,334	(52.3)
Other liabilities accounts	9,810	8,208	19.5
Total liabilities	77,989	82,439	(5.4)
Total equity	90,362	88,175	2.5

Operating data
Number of employees	1,651	1,700	(2.9)

A. Includes exchange differences.

5.3 Secondary segments

Retail Banking

Results
Underlying attributable profit amounted to EUR 7,756 million in 2019 (75% of the Group’s operating areas).
Compared to 2018, underlying attributable profit rose 9% in euros. Excluding the exchange rate impact, profit delivered an 8% increase, as follows:
•Total income increased 4%, driven by the main P&L lines: net interest income increased 3%, net fee income 5% and gains on financial transactions 38%.
•Administrative expenses and amortizations were 2% higher, improving the efficiency ratio by 98 basis points to 44.5%.
•Net loan-loss provisions increased 7%, primarily due to higher volumes, maintaining good credit quality.
•Other gains (losses) and provisions improved 8% primarily driven by Consumer Finance and the UK.

Retail Banking
EUR million
	2019	2018	%	% excl. FX
Underlying income statement
Net interest income	33,308	32,411	2.8	3.3
Net fee income	8,663	8,409	3.0	5.5
Gains (losses) on financial transactions A	1,024	757	35.3	38.0
Other operating income	291	331	(12.2)	(35.2)
Total income	43,286	41,908	3.3	4.0
Administrative expenses and amortizations	(19,280)	(19,077)	1.1	2.3
Net operating income	24,006	22,832	5.1	5.3
Net loan-loss provisions	(9,132)	(8,533)	7.0	7.3
Other gains (losses) and provisions	(1,624)	(1,790)	(9.3)	(8.1)
Profit before tax	13,250	12,508	5.9	5.8
Tax on profit	(4,131)	(4,100)	0.8	1.5
Profit from continuing operations	9,119	8,409	8.4	7.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	9,119	8,409	8.4	7.9
Non-controlling interests	(1,363)	(1,272)	7.2	6.7
Underlying attributable profit to the parent	7,756	7,137	8.7	8.1

A. Includes exchange differences.

Santander Corporate & Investment Banking
Results
Underlying attributable profit in 2019 of EUR 1,713 million (17% of the Groups’ total operating areas), driven by the strength and diversification of SCIB's customer revenue (approximately 90% of total revenue).
Compared to 2018, underlying attributable profit increased 1%. Excluding the exchange rate impact, it rose 7%, as follows:
•Total income grew because of the 14% rise in net interest income. Net fee income was flat, with a better performance in the second half of the year.
Gains on financial transactions dropped 18%, despite an excellent first quarter which partially offset the worse relative performance in the second and third quarters of the year.
•Higher administrative expenses and amortizations associated with transformation projects.
•Net loan-loss provisions were significantly lower, mainly in Mexico and Brazil.
By segments, better results from Global Transaction Banking and Global Debt Financing.

Corporate & Investment Banking
EUR million
	2019	2018	%	% excl. FX
Underlying income statement
Net interest income	2,728	2,461	10.9	14.3
Net fee income	1,520	1,534	(0.9)	0.4
Gains (losses) on financial transactions A	689	898	(23.2)	(17.7)
Other operating income	289	184	57.4	58.2
Total income	5,227	5,077	3.0	6.2
Administrative expenses and amortizations	(2,281)	(2,101)	8.6	9.7
Net operating income	2,945	2,975	(1.0)	3.7
Net loan-loss provisions	(155)	(198)	(21.6)	(22.7)
Other gains (losses) and provisions	(91)	(97)	(6.4)	(6.7)
Profit before tax	2,699	2,680	0.7	6.2
Tax on profit	(815)	(832)	(2.1)	3.5
Profit from continuing operations	1,884	1,848	2.0	7.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,884	1,848	2.0	7.4
Non-controlling interests	(171)	(157)	9.2	11.1
Underlying attributable profit to the parent	1,713	1,691	1.3	7.0

A. Includes exchange differences.

Wealth Management & Insurance
Results
Underlying attributable profit was EUR 867 million in 2019, 4% growth year-on-year. Excluding the exchange rate impact growth was 6%, by lines:
•Total income rose 6% mainly driven by net interest income (+8%), backed by higher lending, and net fee income (+5%).
•Also of note was the greater contribution of the insurance business, recorded in other operating income (+15%).
•Administrative expenses and amortizations were 9% higher, due to our investments in platforms.
•Recovery in net loan-loss provisions, due to lower doubtful loan positions in Spain and Portugal.

Wealth Management & Insurance
EUR million
	2019	2018	%	% excl. FX
Underlying income statement
Net interest income	479	449	6.8	7.5
Net fee income	1,190	1,133	5.0	5.2
Gains (losses) on financial transactions A	117	132	(10.9)	(10.3)
Other operating income	339	299	13.6	15.0
Total income	2,126	2,013	5.6	6.1
Administrative expenses and amortizations	(939)	(857)	9.7	8.7
Net operating income	1,187	1,156	2.6	4.2
Net loan-loss provisions	23	(11)	—	—
Other gains (losses) and provisions	(12)	(5)	166.7	160.1
Profit before tax	1,197	1,140	5.0	6.6
Tax on profit	(280)	(258)	8.7	10.8
Profit from continuing operations	917	883	3.9	5.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	917	883	3.9	5.4
Non-controlling interests	(50)	(53)	(4.7)	(2.1)
Underlying attributable profit to the parent	867	830	4.4	5.8

A. Includes exchange differences.

Results
Underlying attributable profit was EUR 14 million in 2019, compared to EUR 92 million in 2019. There are only two income statement lines with significant amounts; net fee income and administrative expenses and amortizations.

Net fee income, mostly generated by the acquiring business, mainly Getnet, amounted to EUR 456 million and were 3% lower, excluding the exchange rate impact.

Administrative expenses and amortizations increased by 29%, excluding the exchange rate impact, to EUR 407 million, as a result of the increased investment made in the development, at its initial stage, of digital businesses.

PagoNxt
EUR million
	2019	2018	%	% excl. FX
Underlying income statement
Net interest income	20	6	211.2	219.1
Net fee income	456	477	(4.5)	(2.5)
Gains (losses) on financial transactions A	(3)	—	—	—
Other operating income	—	1	—	—
Total income	472	484	(2.5)	(0.4)
Administrative expenses and amortizations	(407)	(319)	27.3	29.2
Net operating income	66	165	(60.2)	(58.9)
Net loan-loss provisions	(21)	(15)	40.9	44.7
Other gains (losses) and provisions	0	(3)	(98.3)	(98.3)
Profit before tax	44	146	(69.7)	(68.7)
Tax on profit	(33)	(54)	(38.1)	(36.3)
Profit from continuing operations	11	92	(88.1)	(87.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	11	92	(88.1)	(87.7)
Non-controlling interests	3	—	—	—
Underlying attributable profit to the parent	14	92	(85.3)	(84.8)

A. Includes exchange differences.

6. Alternative performance measures (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (APMs) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.
The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using our financial information but are not defined or detailed in the applicable financial information framework or under IFRS and have neither been audited nor reviewed by our auditors.
We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, the way in which Santander defines and calculates these APMs and non-IFRS measures may differ from the calculations used by other companies with similar measures and, therefore, may not be comparable.
The APMs and non-IFRS measures we use in this document can be categorised as follows:
Underlying results
In addition to IFRS results measures, we present some results measures which are non-IFRS measures and which we refer to as underlying measures. These underlying measures allow in our view a better year-on-year comparability as they exclude items outside the ordinary course performance of our business which are grouped in the non-IFRS line management adjustments and are further detailed at the end of section 3.2 'Results' of the Economical and Financial Review chapter in Part 1 of the 2020 Form 20-F.
In addition, the results by business areas in 4 'Financial information by segment: 2020 vs 2019' and 5 'Financial information by segment: 2019 vs 2018' are presented only on an underlying basis in accordance with IFRS 8. The use of this information by the Group’s Governance bodies and reconciled on an aggregate basis to our IFRS consolidated results can be found in note 51.c to our consolidated financial statements.

Profitability and efficiency ratios
The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortisation costs are needed to generate revenue.

Ratio	Formula	Relevance of the metric
RoE	Attributable profit to the parent	This ratio measures the return that shareholders obtain on the funds invested in the Bank and as such measures the Bank’s ability to pay shareholders.
(Return on Equity)	Average stockholders’ equity A (excl. minority interests)
Underlying RoE	Underlying attributable profit to the parent	This ratio measures the return that shareholders obtain on the funds invested in the Bank excluding results from operations outside the ordinary course of our business.
Average stockholders’ equity A (excl. minority interests)
RoTE	Attributable profit to the parent B	This is a very common indicator, used to evaluate the profitability of the company as a percentage of its tangible equity. It’s measured as the return that shareholders receive as a percentage of the funds invested in the Bank less intangible assets.
(Return on Tangible Equity)	Average stockholders’ equity A (excl. minority interests)
Underlying RoTE	Underlying attributable profit to the parent	This indicator measures the profitability of the tangible equity of a company arising from ordinary activities, i.e. excluding results from operations outside the ordinary course of our business.
Average stockholders’ equity A (excl. minority interests) - intangible assets
RoA	Consolidated profit	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the Bank’s total assets in generating profit over a given period.
(Return on Assets)	Average total assets
Underlying RoA	Underlying consolidated profit	This metric measures the profitability of a company as a percentage of its total assets excluding results from operations outside the ordinary course of our business. It is an indicator that reflects the efficiency of the Bank’s total assets in generating profit over a given period.
Average total assets
RoRWA	Consolidated profit	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the Group’s risk weighted assets.
(Return on Risk Weighted Assets)	Average risk weighted assets
Underlying RoRWA	Underlying consolidated profit	This relates the underlying consolidated profit (excluding results from operations outside the ordinary course of our business) to the Group’s risk weighted assets.
Average risk weighted assets
RoRAC	Underlying consolidated profit	This is the return on economic capital required internally (necessary to support all risks inherent in our activity).
(Return on Risk-Adjusted Capital)	Average economic capital
Economic Value Added	Underlying consolidated profit – (average economic capital x cost of capital)	Economic value added is the profit generated in excess of the cost of economic capital employed. This measures risk adjusted returns in absolute terms, complementing the RoRAC approach.
Efficiency	Operating expenses C	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of resources used to generate the Bank’s operating income.
(Cost-to-income)	Total income
A.    Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Attributable profit to the parent + Dividends.
B.    Excluding the adjustment to the valuation of goodwill.
C.     Operating expenses = Administrative expenses + amortizations.

Profitability and efficiency A B (EUR million and %)	2020	2019	2018
RoE	-9.80%	6.62%	8.21%
Attributable profit to the parent	-8,771	6,515	7,810
Average stockholders' equity (excluding minority interests)	89,459	98,457	95,071

Underlying RoE	5.68%	8.38%	8.48%
Attributable profit to the parent	-8,771	6,515	7,810
(-) Net capital gains and provisions	-13,852	-1,737	-254
Underlying attributable profit to the parent	5,081	8,252	8,064
Average stockholders' equity (excluding minority interests)	89,459	98,457	95,071

RoTE	1.95%	11.44%	11.63%
Attributable profit to the parent	-8,771	6,515	7,810
(-) Goodwill impairment	-10,100	-1,491	46
Attributable profit to the parent (excluding goodwill impairment)	1,329	8,006	7,764
Average stockholders' equity (excluding minority interests)	89,459	98,457	95,071
(-) Average intangible assets	21,153	28,484	28,331
Average stockholders' equity (excl. minority interests) - intangible assets	68,306	69,973	66,740

Underlying RoTE	7.44%	11.79%	12.08%
Attributable profit to the parent	-8,771	6,515	7,810
(-) Net capital gains and provisions	-13,852	-1,737	-254
Underlying attributable profit to the parent	5,081	8,252	8,064
Average stockholders' equity (excl. minority interests) - intangible assets	68,306	69,973	66,740

RoA	-0.50%	0.54%	0.64%
Consolidated profit	-7,708	8,116	9,315
Average total assets	1,537,552	1,508,167	1,442,861

Underlying RoA	0.40%	0.65%	0.66%
Consolidated profit	-7,708	8,116	9,315
(-) Net capital gains and provisions	-13,866	-1,710	-231
Underlying consolidated profit	6,158	9,826	9,546
Average total assets	1,537,552	1,508,167	1,442,861

RoRWA	-1.33%	1.33%	1.55%
Consolidated profit	-7,708	8,116	9,315
Average risk weighted assets	578,517	609,170	598,741

Underlying RoRWA	1.06%	1.61%	1.59%
Consolidated profit	-7,708	8,116	9,315
(-) Net capital gains and provisions	-13,866	-1,710	-231
Underlying consolidated profit	6,158	9,826	9,546
Average risk weighted assets	578,517	609,170	598,741

RoRAC	8.51%	12.91%	12.60%
Consolidated profit	-7,708	8,116	9,315
(-) Net capital gains and provisions	-13,866	-1,710	-231
Underlying consolidated profit	6,158	9,826	9,546
Average economic capital	72,389	76,105	75,755

Economic value added	-2,529	3,509	2,835
Underlying consolidated profit	6,158	9,826	9,546
(-) Average economic capital x cost of capital	-8,687	-6,317	-6,711
Average economic capital	72,389	76,105	75,755
Cost of capital	12.00%	8.30%	8.86%

Efficiency ratio	47.0%	47.0%	47.0%
Underlying operating expenses	20,967	23,280	22,779
Operating expenses	21,130	23,280	22,779
Net capital gains and provisions impact in operating expenses C	-163	—	—
Underlying total income	44,600	49,494	48,424
Total income	44,279	49,229	48,424
Net capital gains and provisions impact in total income C	321	265	—
A. Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 13 months (from December to December).
B. The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).
C. Following the adjustments in note 51.c to the consolidated financial statements.

Efficiency ratio by business area (EUR million and %)

	2020			2019			2018
	%	Total income	Operating expenses	%	Total income	Operating expenses	%	Total income	Operating expenses
Europe	56.4	14,673	8,274	55.9	15,940	8,911	55.6	16,307	9,072
Spain	53.2	6,782	3,607	53.6	7,506	4,021	57.0	7,615	4,338
United Kingdom	63.8	3,980	2,539	62.3	4,377	2,725	56.9	4,792	2,725
Portugal	45.5	1,296	590	45.3	1,375	623	47.9	1,344	644
Poland	41.3	1,524	629	40.4	1,717	693	43.0	1,488	640
North America	42.4	11,034	4,677	43.0	11,603	4,984	42.9	10,476	4,494
US	41.8	7,360	3,079	43.3	7,605	3,297	43.4	6,949	3,019
Mexico	42.5	3,651	1,552	41.8	3,998	1,671	41.7	3,527	1,469
South America	36.0	14,868	5,357	36.2	18,425	6,673	37.1	17,674	6,564
Brazil	32.6	10,866	3,541	33.0	13,951	4,606	33.7	13,345	4,500
Chile	39.8	2,263	900	40.6	2,539	1,031	41.3	2,535	1,047
Argentina	56.0	1,128	632	57.9	1,316	762	62.1	1,209	751
Digital Consumer Bank	45.1	5,166	2,329	45.5	5,144	2,339	44.2	5,025	2,223

Underlying RoTE by business area (EUR million and %)

	2020			2019			2018
	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets
Europe	3.61	1,413	39,185	8.58	3,394	39,549	9.73	3,624	37,228
Spain	3.30	517	15,674	10.48	1,585	15,124	10.42	1,554	14,918
United Kingdom	3.02	391	12,966	6.54	921	14,096	8.42	1,147	13,624
Portugal	8.73	338	3,875	12.80	525	4,101	12.02	479	3,982
Poland	5.05	162	3,204	11.23	349	3,104	10.22	296	2,891
North America	6.95	1,472	21,182	8.43	1,653	19,618	7.58	1,298	17,127
US	4.66	731	15,690	4.78	717	14,997	4.10	549	13,403
Mexico	14.38	762	5,298	20.61	950	4,607	20.24	755	3,731
South America	17.72	2,907	16,409	20.45	3,910	19,126	18.75	3,445	18,371
Brazil	19.16	2,113	11,027	21.16	2,939	13,888	19.68	2,592	13,167
Chile	13.19	432	3,278	18.08	630	3,485	18.34	612	3,339
Argentina	26.24	179	681	22.20	144	647	11.62	82	707
Digital Consumer Bank	11.77	1,133	9,620	14.73	1,391	9,444	15.19	1,383	9,101

Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans ratio)	Non-performing loans and advances to customers, customer guarantees and customer commitments granted	The NPL ratio is an important variable regarding financial institutions’ activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be non-performing as a percentage of the total outstanding amount of customer credit and contingent liabilities.
Total Risk A
Coverage ratio	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	The coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the non-performing assets (credit risk). Therefore it is a good indicator of the entity’s solvency against client defaults both present and future.
Non-performing loans and advances to customers, customer guarantees and customer commitments granted
Cost of Credit	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers over the last 12 months
A.    Total risk = Total loans & advances and guarantees to customers (performing and non-performing) + non-performing contingent liabilities.

Credit risk (EUR million and %)	2020	2019	2018
NPL ratio	3.21%	3.32%	3.73%
Non-performing loans and advances to customers, customer guarantees and customer commitments granted	31,767	33,799	35,692
Total risk	989,456	1,016,507	958,153

Coverage ratio	76%	68%	67%
Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	24,272	22,965	24,061
Non-performing loans and advances to customers customer guarantees and customer commitments granted	31,767	33,799	35,692

Cost of credit	1.28%	1.00%	1.00%
Underlying allowances for loan-loss provisions over the last 12 months	12,173	9,321	8,873
Allowances for loan-loss provisions over the last 12 months	12,431	9,321	8,873
Net capital gains and provisions impact in allowances for loan-loss provisions	-258	—	—
Average loans and advances to customers over the last 12 months	952,358	935,488	887,028

NPL ratio by business areas (EUR million and %)

	2020			2019			2018
	%	Non-performing loans and advances to customers customer guarantees and customer commitments granted	Total risk	%	Non-performing loans and advances to customers customer guarantees and customer commitments granted	Total risk	%	Non-performing loans and advances to customers customer guarantees and customer commitments granted	Total risk
Europe	3.34	20,272	606,997	3.47	21,054	605,969	3.96	22,995	580,449
Spain	6.23	13,796	221,341	6.94	14,824	213,668	7.32	16,651	227,401
United Kingdom	1.24	3,138	252,255	1.04	2,736	264,297	1.11	2,691	242,481
Portugal	3.89	1,584	40,693	4.83	1,834	37,978	5.94	2,279	38,340
Poland	4.74	1,496	31,578	4.31	1,447	33,566	4.28	1,317	30,783
North America	2.23	2,938	131,626	2.20	3,165	143,839	2.79	3,510	125,916
US	2.04	2,025	99,135	2.20	2,331	105,792	2.92	2,688	92,152
Mexico	2.81	913	32,476	2.19	834	38,047	2.43	822	33,764
South America	4.39	5,688	129,590	4.86	6,972	143,427	4.81	6,639	138,134
Brazil	4.59	3,429	74,712	5.32	4,727	88,893	5.25	4,418	84,212
Chile	4.79	2,051	42,826	4.64	1,947	42,000	4.66	1,925	41,268
Argentina	2.11	93	4,418	3.39	171	5,044	3.17	179	5,631
Digital Consumer Bank	2.17	2,525	116,381	2.10	2,470	117,397	2.11	2,296	108,701

Coverage ratio by business areas (EUR million and %)

	2020			2019			2018
	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Non-performing loans and advances to customers customer guarantees and customer commitments granted	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Non-performing loans and advances to customers customer guarantees and customer commitments granted	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Non-performing loans and advances to customers customer guarantees and customer commitments granted
Europe	50.3	10,199	20,272	43.0	9,048	21,054	44.3	10,177	22,995
Spain	47.1	6,495	13,796	41.1	6,098	14,824	43.7	7,279	16,651
United Kingdom	44.7	1,403	3,138	33.4	914	2,736	30.0	807	2,691
Portugal	66.5	1,053	1,584	52.8	969	1,834	50.5	1,151	2,279
Poland	70.7	1,058	1,496	66.8	967	1,447	67.1	883	1,317
North America	182.6	5,364	2,938	153.0	4,842	3,165	137.4	4,822	3,510
US	210.4	4,261	2,025	161.8	3,773	2,331	142.8	3,838	2,688
Mexico	120.8	1,103	913	128.3	1,069	834	119.7	984	822
South America	97.4	5,540	5,688	88.4	6,164	6,972	94.6	6,278	6,639
Brazil	113.2	3,880	3,429	99.8	4,717	4,727	106.9	4,724	4,418
Chile	61.4	1,260	2,051	56.0	1,090	1,947	60.6	1,166	1,925
Argentina	275.1	257	93	124.0	212	171	135.0	241	179
Digital Consumer Bank	113.3	2,862	2,525	108.1	2,670	2,470	108.2	2,485	2,296

Other indicators
The market capitalisation indicator provides information on the volume of tangible equity per share. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits.

The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyse the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

Ratio	Formula	Relevance of the metric
TNAV per share (Tangible net asset value per share)	Tangible book value A	This is a very commonly used ratio used to measure the company’s accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company’s tangible assets.
Number of shares excluding treasury stock
Price / tangible book value per share (X)	Share price	Is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share
LtD (Loan-to-deposit)	Net loans and advances to customers	This is an indicator of the Bank’s liquidity. It measures the total (net) loans and advances to customers as a percentage of customer funds.
Customer deposits
Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.
Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.
PAT + After tax fees paid to SAN (in Wealth Management & Insurance)	Net profit + Fees paid from Santander Asset Management and Santander Insurance to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance’s total contribution to Group’s profits
A    Tangible book value = Stockholders’ equity - intangible assets.

Other indicators (EUR million and %)	2020	2019	2018
TNAV (tangible book value) per share B	3.79	4.18	4.01
Tangible book value	65,568	72,384	67,912
Number of shares excl. treasury stock (million) B	17,312	17,332	16,930

Price / tangible book value per share (X)	0.67	0.86	0.95
Share price (euros) B	2.538	3.575	3.807
TNAV (tangible book value) per share B	3.79	4.18	4.01

Loan-to-deposit ratio	108%	114%	113%
Net loans and advances to customers	916,199	942,218	882,921
Customer deposits	849,310	824,365	780,496

PAT + After tax fees paid to SAN (in WM&I) (Constant EUR million)	2,122	2,117
Profit after taxes	860	828
Net fee income net of tax	1,262	1,289
B. 2018 and 2019 data adjusted for the capital increase in December 2020.

Impact of exchange rate movements on profit and loss accounts
The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect, as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.
Said variations, excluding the impact of exchange rate movements, are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for 2020 to all periods contemplated in the analysis. The average exchange rates for the main currencies in which the Group operates are set out on section 1 'Economic, regulatory and competitive context' of the Economic and Financial Review chapter in Part 1 of the 2020 Form 20-F.

Impact of exchange rate movements on the balance sheet
The Group presents, at both the Group level as well as the business unit level, the real changes in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.
These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of 2020 to all periods contemplated in the analysis. The end-of-period exchange rates for the main currencies in which the Group operates are set out on section 1 'Economic, regulatory and competitive context' of the Economic and Financial Review chapter in Part 1 of the 2020 Form 20-F.

7. Other segment information
7.1 Credit risk key metrics
The tables below show the performance of the main credit risk metrics:

Main credit risk metrics
Dec. 2020 data
	Credit risk with customersA (EUR million)			Non-performing loans (EUR million)			NPL ratio (%)
	2020	2019	2018	2020	2019	2018	2020	2019	2018
Europe	606,997	605,969	580,449	20,272	21,054	22,995	3.34	3.47	3.96
Spain	221,341	213,668	227,401	13,796	14,824	16,651	6.23	6.94	7.32
UK	252,255	264,297	242,481	3,138	2,736	2,691	1.24	1.04	1.11
Portugal	40,693	37,978	38,340	1,584	1,834	2,279	3.89	4.83	5.94
Poland	31,578	33,566	30,783	1,496	1,447	1,317	4.74	4.31	4.28
North America	131,626	143,839	125,916	2,938	3,165	3,510	2.23	2.20	2.79
US	99,135	105,792	92,152	2,025	2,331	2,688	2.04	2.20	2.92
SBNA	49,862	56,640	51,049	405	389	450	0.81	0.69	0.88
SC USA	29,050	29,021	26,424	1,529	1,787	2,043	5.26	6.16	7.73
Mexico	32,476	38,047	33,764	913	834	822	2.81	2.19	2.43
South America	129,590	143,429	138,134	5,688	6,972	6,639	4.39	4.86	4.81
Brazil	74,712	88,893	84,212	3,429	4,727	4,418	4.59	5.32	5.25
Chile	42,826	42,000	41,268	2,051	1,947	1,925	4.79	4.64	4.66
Argentina	4,418	5,044	5,631	93	171	179	2.11	3.39	3.17
Digital Consumer Bank	116,381	117,398	108,701	2,525	2,470	2,296	2.17	2.10	2.11
Corporate Centre	4,862	5,872	4,953	344	138	252	7.08	2.34	5.09
Total Group	989,456	1,016,507	958,153	31,767	33,799	35,692	3.21	3.32	3.73

	Coverage ratio (%)			Net ASRB provisions (EUR million)			Cost of credit (%/risk)[c]
	2020	2019	2018	2020	2019	2018	2020	2019	2018
Europe	50.3	43.0	44.3	3,344	1,332	1,182	0.58	0.24	2.61
Spain	47.1	41.1	43.7	2,001	856	789	1.01	0.43	0.38
UK	44.7	33.4	30.0	677	223	142	0.27	0.09	0.06
Portugal	66.5	52.8	50.5	193	(8)	32	0.51	(0.02)	0.09
Poland	70.7	66.8	67.1	330	217	161	1.10	0.72	0.65
North America	182.6	153.0	137.4	3,917	3,656	3,449	2.92	2.76	3.12
US	210.4	161.8	142.8	2,937	2,792	2,618	2.86	2.85	3.27
SBNA	174.0	140.6	122.1	443	186	108	0.85	0.35	0.24
SC USA	230.2	175.0	154.6	2,413	2,614	2,501	8.09	9.42	10.01
Mexico	120.8	128.3	119.7	979	863	830	3.03	2.49	2.75
South America	97.4	88.4	94.6	3,924	3,789	3,736	3.32	2.92	2.99
Brazil	113.2	99.8	106.9	3,018	3,036	2,963	4.35	3.93	4.06
Chile	61.4	56.0	60.6	594	443	473	1.50	1.08	1.19
Argentina	275.1	124.0	135.0	226	235	231	5.93	5.09	3.45
Digital Consumer Bank	113.3	108.1	108.2	957	508	390	0.83	0.43	0.36
Corporate Centre	89.0	174.5	118.4	31	36	115	0.54	0.57	1.65
Total Group	76.4	67.9	67.4	12,173	9,321	8,873	1.28	1.00	1.00
A. Includes gross loans and advances to customers, guarantees and documentary credits.
B. Post write-off recoveries (EUR 1,221million).
C. Cost of credit is the ratio of 12-month loan-loss provisions to average lending of the same period.

Impairment of financial assets
The IFRS 9 impairment model applies to financial assets valued at amortized cost, debt instruments valued at fair value with changes in other comprehensive income, lease receivables, and commitments and guarantees granted not valued at fair value.
The portfolio of financial instruments subject to IFRS 9 is divided into three categories (or stages) depending on the status of each instrument's level of credit risk.
•Stage 1: financial instruments with no significant increase in risk since its initial recognition – the impairment provision reflects expected credit losses from defaults over twelve months from the reporting date.
•Stage 2: financial instruments with a significant increase in credit risk since the date of initial recognition but no materialised impairment event – the impairment provision reflects expected losses from defaults over the residual life of the financial instrument.
•Stage 3: financial instruments with true signs of impairment as a result of one or more events resulting in a loss – the impairment provision reflects expected losses for credit risk over the expected residual life of the financial instrument.

The following table shows the credit risk exposure for each of these stages and by geography:

Exposure by stage and by geography
EUR million
	Stage 1	Stage 2	Stage 3	TotalA
Europe	531,973	37,268	20,268	589,509
Spain	186,557	13,325	13,796	213,678
UK	230,460	18,015	3,138	251,613
Portugal	34,778	4,331	1,584	40,693
Poland	28,338	1,597	1,496	31,431
North America	107,643	15,686	2,938	126,267
US	79,410	12,767	2,025	94,202
SBNA	44,277	4,955	405	49,637
SC USA	19,723	7,795	1,529	29,047
Mexico	28,218	2,919	913	32,050
South America	113,814	10,072	5,688	129,574
Brazil	65,122	6,152	3,429	74,703
Chile	37,555	3,218	2,051	42,824
Argentina	3,966	360	93	4,419
Digital Consumer Bank	108,842	4,985	2,523	116,350
Corporate Centre	1,883	564	341	2,788
Total Group	864,155	68,575	31,758	964,488
A. Excluding EUR 24,960 million from balances not subject to impairment accounting.

7.2. Employees
The table below shows our employees by type of business:

	Number of employees
	2020	2019	2018
Retail Banking	174,991	180,295	186,836
Wealth Management & Insurance	4,712	4,268	4,034
Santander Corporate & Investment Banking (SCIB)	7,588	8,690	8,734
PagoNxt	2,206	1,515	1,409
Corporate Centre	1,692	1,651	1,700
Total	191,189	196,419	202,713

Section 2

Consolidated financial statements for the three years ended 31 December 2020, recast as a result of certain changes in the Group’s primary and secondary segments.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Auditor's
report

Annual report 2020	Contents
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Banco Santander, S.A.:
Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Banco Santander, S.A. and its subsidiaries (the “Company”) as of December 31, 2020, 2019 and 2018, and the related consolidated income statements, statements of recognised income and expense, statements of changes in total equity and statements of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 1. d. to the consolidated financial statements, the Company changed the manner in which it accounts for financial instruments in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting (not presented herein) appearing under Item 15 of the Company’s 2020 Annual Report on Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements, and (ii) involved our especially

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Estimation of impairment of financial assets at amortised cost– loans and advances to customers

As described in Notes 2, 10 and 53 to the consolidated financial statements, the Company’s financial assets at amortised cost – loans and advances to customers - were EUR 881,963 million and its estimation of impairment of financial assets at amortised cost – loans and advances to customers – was EUR 12,363 million for the year ended December 31, 2020. The Company assesses impairment by estimating the expected credit losses. Management’s models to determine the expected credit loss consider instruments with similar credit risk characteristics that are indicative of debtors’ capacity to pay. The methodology required to estimate the expected credit losses due to credit events is based on an unbiased and weighted consideration by the probability of occurrence of a series of scenarios. The estimation of expected credit losses requires expert judgment and the support of historical, current and future information, including considering post-model adjustments to recognize expected credit losses on assets deemed subject to a significant increase in credit risk. The probability of loss is measured considering past events, the present situation and future trends of macroeconomic factors.

The principal considerations for our determination that performing procedures relating to the estimation of the impairment of financial assets at amortised cost – loans and advances to customers is a critical audit matter are, (i) there was significant judgment by management to assess impairment by estimating the expected credit losses which in turn led to significant auditor judgment and effort in performing procedures to evaluate the audit evidence related to the models and assumptions used to determine the expected credit losses and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s expected credit loss estimation process, which included controls over the data, models and assumptions used in the estimation process, including post-model adjustments. These procedures also included, among others, (i) evaluating, on a test basis, models with respect to the calculation and segmentation criteria, the models utilized for the estimation of the expected loss parameters, the methodology used for the generation of the macroeconomic scenarios, the completeness and accuracy of data provided by management, and the reasonableness of management’s criteria for significant increase in credit risk and loan classification by stages; (ii) evaluating, on a test basis, payment moratoriums or government guarantees granted as a consequence of the covid-19 crisis; (iii) testing the mathematical accuracy of the impairment calculation for the credit portfolios; (iv) evaluating the reasonableness of overlay adjustments made by management; and (v) evaluating individual credit files to determine the reasonableness of management’s classification, discounted cash flows and, where appropriate, corresponding impairment. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the models used by management and evaluating the reasonableness of assumptions used in the impairment estimation for the credit portfolios.

Goodwill Impairment Assessment of Certain Cash Generating Units (CGUs)

As described in Notes 2 and 17 to the consolidated financial statements, the Company’s consolidated goodwill balance was EUR 12,471 million at December 31, 2020, which includes EUR 3,410 million of the following CGU’s: Santander Bank Polska, Santander Consumer USA, Santander Bank, National Association, Santander UK and Santander Consumer Nordics. Management assesses goodwill for impairment at the end of each annual reporting period or whenever there is any indication of impairment. Potential impairment is identified by management by comparing the value in use of a CGU to its carrying value. Value in use is estimated by management using discounted cash flow projections.
Management’s cash flow projections for the aforementioned CGU’s includes assumptions relating to earnings projections, discount rates determined as the cost of capital taking into account the risk-free rate of return plus a risk premium and constant growth rates used in order to extrapolate earnings in perpetuity. The Company recognised EUR 10,100 million of goodwill impairment on the aforementioned CGUs during the year considering the worsening of the macroeconomic environment caused by covid-19.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the aforementioned CGUs is a critical audit matter are, (i) there was significant judgment by management to develop the key assumptions in the value in use measurement of the CGUs which led to significant auditor judgment and effort in performing procedures to evaluate management’s earnings projections, discount rates and constant growth rates and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the aforementioned CGUs. These procedures also included, among others, (i) testing management’s process for developing the value in use estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) evaluating the reasonableness of the earnings projections, the discount rate and the constant growth rates assumptions used by management; and (iv) testing the mathematical accuracy of the impairment calculations and discounted cash flow projections. Evaluating the reasonableness of management’s key assumptions involved (i) performing a retrospective comparison of forecasted earnings to actual past performance and previous forecasts; and (ii) evaluating the consistency of the discount rate and constant growth rate.

Annual report 2020	Contents
Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of management’s discounted cash flow model and reasonableness of the earnings projections, discount rate and constant growth rates assumptions.

Recoverability of deferred tax assets – Spain and Brazil

As described in Notes 2 and 27 to the consolidated financial statements, the Company’s consolidated deferred tax assets as of December 31, 2020 were EUR 19,246 million, and the deferred tax assets associated with Spain and Brazil were EUR 10,026 and EUR 5,310 million, respectively. The Company recognises deferred tax assets for temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilised. The deferred tax assets are reassessed by management at each reporting date in order to ascertain whether any adjustments need to be made on the basis of the findings of the analyses performed.
Management’s analyses take into account, among other things (i) the results generated by the different entities in previous years, (ii) the projections of results of each entity or tax group, (iii) the estimation of the reversal of the different temporary differences according to their nature, and (iv) the period and limits established under the applicable legislation of each country for the recovery of the different deferred tax assets. The Company recognised a write-down of EUR 2,500 million of deferred tax assets mainly related to Spain during the year considering the changes in the key assumptions on which the projected results of its tax group are based, arising from the impact of covid-19.

The principal considerations for our determination that performing procedures relating to the recoverability of deferred tax assets in Spain and Brazil is a critical audit matter are, (i) the high degree of management judgement in determining the recoverability of deferred tax assets which led to significant auditor judgement and effort in performing procedures to estimate the recoverability of deferred tax assets in Spain and Brazil and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the assessment of the recoverability of deferred tax assets, including controls over the appropriateness and the reasonableness of the assumptions used in the recoverability assessment, including the projections of results used in the analysis, projected macroeconomic variables and the estimation of the reversal of the different temporary differences. These procedures also included, among others, (i) the evaluation of the completeness and accuracy of the assumptions used by management in their calculation of the deductible temporary differences and (ii) testing key data used by management in their estimation and monitoring of the recoverability of deferred tax assets. Evaluating management’s relevant assumptions involved testing the income projections carried out by management (considering economic forecasts and indicators used in the analysis) and evaluating the estimated reversal of the various temporary differences and the period and limits established by local legislation for the recoverability of the deferred tax assets. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the assumptions used by management to calculate and estimate the deferred tax assets.

Provisions for contingent liabilities

As described in Notes 2 and 25 to the consolidated financial statements, the Company’s consolidated provisions for contingent liabilities balance as of December 31, 2020 were EUR 4,425 million. The Company records provisions for tax and legal proceedings in which management assesses the chances of loss to be probable. Management determines the amounts to be provided for as the best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature.

The principal considerations for our determination that performing procedures relating to provisions for contingent liabilities is a critical audit matter are, the high degree of management judgement to assess the intrinsic uncertainty of the obligations for which management recognizes a provision for these proceedings based on estimates. This in turn led to significant auditor judgement and effort in procedures to test the measurement of provisions for contingent liabilities.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the assessment of provisions for contingent liabilities. These procedures also included, among others, obtaining and evaluating letters of audit inquiry with internal and external legal counsel, evaluating the recognition and reasonableness of management’s assessment in the identification of potentially omitted liabilities, evaluating management’s assessment of possible contingencies relating to compliance with the tax obligations for all the years open to inspection and evaluating the sufficiency of the Company’s contingency disclosures.

/s/ PricewaterhouseCoopers Auditores, S.L.

Madrid, Spain

February 26, 2021, except with respect to our opinion on the consolidated financial statements insofar as it relates to the change in composition of reportable segments discussed in Note 51, as to which the date is April 14, 2021

We have served as the Company’s auditor since 2016

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Consolidated
annual accounts

Annual report 2020	Contents

Grupo Santander

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2020, 2019 AND 2018
EUR million

ASSETS	Note	2020	2019	2018
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		153,839	101,067	113,663
FINANCIAL ASSETS HELD FOR TRADING		114,945	108,230	92,879
Derivatives	9 and 11	67,137	63,397	55,939
Equity instruments	8	9,615	12,437	8,938
Debt instruments	7	37,894	32,041	27,800
Loans and advances		299	355	202
Central banks	6	—	—	—
Credit institutions	6	3	—	—
Customers	10	296	355	202
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS		4,486	4,911	10,730
Equity instruments	8	3,234	3,350	3,260
Debt instruments	7	700	1,175	5,587
Loans and advances		552	386	1,883
Central banks	6	—	—	—
Credit institutions	6	—	—	2
Customers	10	552	386	1,881
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		48,717	62,069	57,460
Debt instruments	7	2,979	3,186	3,222
Loans and advances		45,738	58,883	54,238
Central banks	6	9,481	6,473	9,226
Credit institutions	6	12,136	21,649	23,097
Customers	10	24,121	30,761	21,915
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME		120,953	125,708	121,091
Equity instruments	8	2,783	2,863	2,671
Debt instruments	7	108,903	118,405	116,819
Loans and advances		9,267	4,440	1,601
Central banks	6	—	—	—
Credit institutions	6	—	—	—
Customers	10	9,267	4,440	1,601
FINANCIAL ASSETS AT AMORTIZED COST		958,378	995,482	946,099
Debt instruments	7	26,078	29,789	37,696
Loans and advances		932,300	965,693	908,403
Central banks	6	12,499	18,474	15,601
Credit institutions	6	37,838	40,943	35,480
Customers	10	881,963	906,276	857,322
HEDGING DERIVATIVES	36	8,325	7,216	8,607
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	1,980	1,702	1,088
INVESTMENTS	13	7,622	8,772	7,588

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2020, 2019 AND 2018
EUR million

ASSETS	Note	2020	2019	2018
Joint venture entities		1,492	1,325	979
Associated entities		6,130	7,447	6,609
ASSETS UNDER INSURANCE OR REINSURANCE CONTRACTS	15	261	292	324
TANGIBLE ASSETS		32,735	35,235	26,157
Property, plant and equipment	16	31,772	34,262	24,594
For own-use		13,213	15,041	8,150
Leased out under an operating lease		18,559	19,221	16,444
Investment properties	16	963	973	1,563
Of which leased out under an operating lease		793	823	1,195
INTANGIBLE ASSETS		15,908	27,687	28,560
Goodwill	17	12,471	24,246	25,466
Other intangible assets	18	3,437	3,441	3,094
TAX ASSETS		24,586	29,585	30,251
Current tax assets		5,340	6,827	6,993
Deferred tax assets	27	19,246	22,758	23,258
OTHER ASSETS		11,070	10,138	9,348
Insurance contracts linked to pensions	14	174	192	210
Inventories		5	5	147
Other	19	10,891	9,941	8,991
NON-CURRENT ASSETS HELD FOR SALE	12	4,445	4,601	5,426
TOTAL ASSETS		1,508,250	1,522,695	1,459,271

The accompanying notes 1 to 54 and appendices are an integral part of the consolidated balance sheet as of 31 December 2020.

Annual report 2020	Contents

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2020, 2019 AND 2018
EUR million

LIABILITIES	Note	2020	2019	2018
FINANCIAL LIABILITIES HELD FOR TRADING		81,167	77,139	70,343
Derivatives	9	64,469	63,016	55,341
Short positions	9	16,698	14,123	15,002
Deposits		—	—	—
Central banks	20	—	—	—
Credit institutions	20	—	—	—
Customers	21	—	—	—
Marketable debt securities	22	—	—	—
Other financial liabilities	24	—	—	—
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		48,038	60,995	68,058
Deposits		43,598	57,111	65,304
Central banks	20	2,490	12,854	14,816
Credit institutions	20	6,765	9,340	10,891
Customers	21	34,343	34,917	39,597
Marketable debt securities	22	4,440	3,758	2,305
Other financial liabilities	24	—	126	449
Memorandum items: subordinated liabilities	23	—	—	—
FINANCIAL LIABILITIES AT AMORTIZED COST		1,248,188	1,230,745	1,171,630
Deposits		990,391	942,417	903,101
Central banks	20	112,804	62,468	72,523
Credit institutions	20	62,620	90,501	89,679
Customers	21	814,967	789,448	740,899
Marketable debt securities	22	230,829	258,219	244,314
Other financial liabilities	24	26,968	30,109	24,215
Memorandum items: subordinated liabilities	23	21,880	21,062	23,820
HEDGING DERIVATIVES	36	6,869	6,048	6,363
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	286	269	303
LIABILITIES UNDER INSURANCE OR REINSURANCE CONTRACTS	15	910	739	765
PROVISIONS	25	10,852	13,987	13,225
Pensions and other post-retirement obligations		3,976	6,358	5,558
Other long term employee benefits		1,751	1,382	1,239
Taxes and other legal contingencies		2,200	3,057	3,174
Contingent liabilities and commitments		700	739	779
Other provisions		2,225	2,451	2,475
TAX LIABILITIES		8,282	9,322	8,135
Current tax liabilities		2,349	2,800	2,567
Deferred tax liabilities	27	5,933	6,522	5,568
OTHER LIABILITIES	26	12,336	12,792	13,088
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	—	—
TOTAL LIABILITIES		1,416,928	1,412,036	1,351,910

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2020, 2019 AND 2018
EUR million

EQUITY	Note	2020	2019	2018
SHAREHOLDERS´ EQUITY	30	114,620	124,239	120,597
CAPITAL	31	8,670	8,309	8,118
Called up paid capital		8,670	8,309	8,118
Unpaid capital which has been called up		—	—	—
SHARE PREMIUM	32	52,013	52,446	50,993
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		627	598	565
Equity component of the compound financial instrument		—	—	—
Other equity instruments issued		627	598	565
OTHER EQUITY	34	163	146	234
ACCUMULATED RETAINED EARNINGS	33	65,583	61,028	56,756
REVALUATION RESERVES	33	—	—	—
OTHER RESERVES	33	(3,596)	(3,110)	(1,583)
Reserves or accumulated losses in joint venture investments		1,504	1,210	972
Others		(5,100)	(4,320)	(2,555)
(-) OWN SHARES	34	(69)	(31)	(59)
PROFIT OR LOSS ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT		(8,771)	6,515	7,810
(-) INTERIM DIVIDENDS	4	—	(1,662)	(2,237)
OTHER COMPREHENSIVE INCOME OR LOSS		(33,144)	(24,168)	(24,125)
ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS	29	(5,328)	(4,288)	(2,936)
ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS	29	(27,816)	(19,880)	(21,189)
NON-CONTROLLING INTEREST	28	9,846	10,588	10,889
Other comprehensive income or loss		(1,800)	(982)	(1,292)
Other items		11,646	11,570	12,181
TOTAL EQUITY		91,322	110,659	107,361
TOTAL LIABILITIES AND EQUITY		1,508,250	1,522,695	1,459,271
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	35
Loan commitments granted		241,230	241,179	218,083
Financial guarantees granted		12,377	13,650	11,723
Other commitments granted		64,538	68,895	74,389

The accompanying notes 1 to 54 and appendices are an integral part of the consolidated balance sheet as of 31 December 2020.

Annual report 2020	Contents

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2020, 2019 AND 2018
EUR million

	(Debit) Credit
	Note	2020	2019	2018
Interest income	38	45,741	56,785	54,325
Financial assets at fair value through other comprehensive income		2,840	3,571	4,481
Financial assets at amortized cost		40,365	48,552	47,560
Other interest income		2,536	4,662	2,284
Interest expense	39	(13,747)	(21,502)	(19,984)
Interest income/(charges)		31,994	35,283	34,341
Dividend income	40	391	533	370
Income from companies accounted for using the equity method	13	(96)	324	737
Commission income	41	13,024	15,349	14,664
Commission expense	42	(3,009)	(3,570)	(3,179)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	43	1,107	1,136	604
Financial assets at amortized cost		(31)	308	39
Other financial assets and liabilities		1,138	828	565
Gain or losses on financial assets and liabilities held for trading, net	43	3,211	1,349	1,515
Reclassification of financial assets at fair value through other comprehensive income		—	—	—
Reclassification of financial assets at amortized cost		—	—	—
Other gains (losses)		3,211	1,349	1,515
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	43	82	292	331
Reclassification of financial assets at fair value through other comprehensive income		—	—	—
Reclassification of financial assets at amortized cost		—	—	—
Other gains (losses)		82	292	331
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	43	(171)	(286)	(57)
Gain or losses from hedge accounting, net	43	51	(28)	83
Exchange differences, net	44	(2,093)	(932)	(679)
Other operating income	45	1,920	1,797	1,643
Other operating expenses	45	(2,342)	(2,138)	(2,000)
Income from assets under insurance and reinsurance contracts	45	1,452	2,534	3,175
Expenses from liabilities under insurance and reinsurance contracts	45	(1,242)	(2,414)	(3,124)
Total income		44,279	49,229	48,424
Administrative expenses		(18,320)	(20,279)	(20,354)
Staff costs	46	(10,783)	(12,141)	(11,865)

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2020, 2019 AND 2018
EUR million

	(Debit) Credit
	Note	2020	2019	2018
Other general administrative expenses	47	(7,537)	(8,138)	(8,489)
Depreciation and amortisation cost	16 and 18	(2,810)	(3,001)	(2,425)
Provisions or reversal of provisions, net	25	(2,378)	(3,490)	(2,223)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes		(12,382)	(9,352)	(8,986)
Financial assets at fair value through other comprehensive income		(19)	(12)	(1)
Financial assets at amortized cost	10	(12,363)	(9,340)	(8,985)
Impairment or reversal of impairment of investments in subsidiaries, joint ventures and associates, net	17 and 18	—	—	(17)
Impairment or reversal of impairment on non-financial assets, net		(10,416)	(1,623)	(190)
Tangible assets	16	(174)	(45)	(83)
Intangible assets	17 and 18	(10,242)	(1,564)	(117)
Others		—	(14)	10
Gain or losses on non-financial assets and investments, net	48	114	1,291	28
Negative goodwill recognized in results		8	—	67
Gains or losses on non-current assets held for sale not classified as discontinued operations	49	(171)	(232)	(123)
Operating profit/(loss) before tax		(2,076)	12,543	14,201
Tax expense or income from continuing operations	27	(5,632)	(4,427)	(4,886)
Profit/(loss) from continuing operations		(7,708)	8,116	9,315
Profit/(loss) after tax from discontinued operations	37	—	—	—
Profit/(loss) for the year		(7,708)	8,116	9,315
Profit/(loss) attributable to non-controlling interests	28	1,063	1,601	1,505
Profit/(loss) attributable to the parent		(8,771)	6,515	7,810
Earnings/(losses) per share
Basic	4	(0.538)	0.347	0.430
Diluted	4	(0.538)	0.346	0.429

The accompanying notes 1 to 54 and appendices are an integral part of the consolidated income statement for the year ended 31 December 2020.

Annual report 2020	Contents

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE YEARS ENDED 31 DECEMBER 2020, 2019 AND 2018
EUR million
	Note	2020	2019	2018
CONSOLIDATED PROFIT/(LOSS) FOR THE YEAR		(7,708)	8,116	9,315
OTHER RECOGNISED INCOME AND EXPENSE		(9,794)	267	(2,298)
Items that will not be reclassified to profit or loss	29	(1,018)	(1,351)	332
Actuarial gains and losses on defined benefit pension plans		(25)	(1,677)	618
Non-current assets held for sale		—	—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		(4)	1	1
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	36	(917)	(29)	(174)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		—	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		4	44	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		(4)	(44)	—
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		31	(156)	109
Income tax relating to items that will not be reclassified		(103)	510	(222)
Items that may be reclassified to profit or loss	29	(8,776)	1,618	(2,630)
Hedges of net investments in foreign operations (effective portion)	36	2,340	(1,151)	(2)
Revaluation gains (losses)		2,340	(1,151)	(2)
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Exchanges differences		(11,040)	1,232	(2,253)
Revaluation gains (losses)		(11,040)	1,232	(2,253)
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Cash flow hedges (effective portion)	36	(53)	8	174
Revaluation gains (losses)		799	(1,104)	491
Amounts transferred to income statement		(852)	1,112	(317)
Transferred to initial carrying amount of hedged items		—	—	—
Other reclassifications		—	—	—
Hedging instruments (items not designated)	36	—	—	—
Revaluation gains (losses)		—	—	—

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE YEARS ENDED 31 DECEMBER 2020, 2019 AND 2018
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Debt instruments at fair value with changes in other comprehensive income		(100)	2,414	(591)
Revaluation gains (losses)	29	692	2,588	(29)
Amounts transferred to income statement		(1,165)	(792)	(562)
Other reclassifications		373	618	—
Non-current assets held for sale		—	—	—
Revaluation gains (losses)		—	—	—
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Share of other recognised income and expense of investments		(151)	(15)	(97)
Income tax relating to items that may be reclassified to profit or loss		228	(870)	139
Total recognised income and expenses for the year		(17,502)	8,383	7,017
Attributable to non-controlling interests		245	1,911	1,396
Attributable to the parent		(17,747)	6,472	5,621

The accompanying notes 1 to 54 and appendices are an integral part of the consolidated statement of recognised income and expense for the year ended 31 December 2020.

Annual report 2020	Contents

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED 31 DECEMBER 2020, 2019 AND 2018
EUR million

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings
Balance at 31 December 2019	8,309	52,446	598	146	61,028
Adjustments due to errors	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—
Opening balance at 1 January 2020*	8,309	52,446	598	146	61,028
Total recognised income and expense	—	—	—	—	—
Other changes in equity	361	(433)	29	17	4,555
Issuance of ordinary shares	361	(72)	—	—	—
Issuance of preferred shares	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—
Capital reduction	—	—	—	—	—
Dividends	—	(361)	—	—	—
Purchase of equity instruments	—	—	—	—	—
Disposal of equity instruments	—	—	—	—	—
Transfer from equity to liabilities	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,555
Increases (decreases) due to business combinations	—	—	—	—	—
Share-based payment	—	—	—	(53)	—
Others increases or (-) decreases of the equity	—	—	29	70	—
Balance at 31 December 2020	8,670	52,013	627	163	65,583
The accompanying notes 1 to 54 and appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2020.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

						Non-controlling interest
Revaluation reserves	Other reserves	(-) Own shares	Profit attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Others items	Total
—	(3,110)	(31)	6,515	(1,662)	(24,168)	(982)	11,570	110,659
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	(3,110)	(31)	6,515	(1,662)	(24,168)	(982)	11,570	110,659
—	—	—	(8,771)	—	(8,976)	(818)	1,063	(17,502)
—	(486)	(38)	(6,515)	1,662	—	—	(987)	(1,835)
—	70	—	—	—	—	—	5	364
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	(465)	(826)
—	—	(758)	—	—	—	—	—	(758)
—	1	720	—	—	—	—	—	721
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	298	—	(6,515)	1,662	—	—	—	—
—	—	—	—	—	—	—	(54)	(54)
—	—	—	—	—	—	—	—	(53)
—	(855)	—	—	—	—	—	(473)	(1,229)
—	(3,596)	(69)	(8,771)	—	(33,144)	(1,800)	11,646	91,322

Annual report 2020	Contents

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED 31 DECEMBER 2020, 2019 AND 2018
EUR million

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings
Balance at 31 December 2018	8,118	50,993	565	234	56,756
Adjustments due to errors	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—
Opening balance at 1 January 2019*	8,118	50,993	565	234	56,756
Total recognised income and expense	—	—	—	—	—
Other changes in equity	191	1,453	33	(88)	4,272
Issuance of ordinary shares	191	1,453	—	—	—
Issuance of preferred shares	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—
Capital reduction	—	—	—	—	—
Dividends	—	—	—	—	(1,055)
Purchase of equity instruments	—	—	—	—	—
Disposal of equity instruments	—	—	—	—	—
Transfer from equity to liabilities	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—
Transfers between equity items	—	—	—	—	5,327
Increases (decreases) due to business combinations	—	—	—	—	—
Share-based payment	—	—	—	(88)	—
Others increases or (-) decreases of the equity	—	—	33	—	—
Balance at 31 December 2019	8,309	52,446	598	146	61,028

The accompanying notes 1 to 54 and appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2020.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

						Non-controlling interest
Revaluation reserves	Other reserves	(-) Own shares	Profit attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Others items	Total
—	(1,583)	(59)	7,810	(2,237)	(24,125)	(1,292)	12,181	107,361
—	—	—	—	—	—	—	—	—
—	(391)	—	—	—	—	—	—	(391)
—	(1,974)	(59)	7,810	(2,237)	(24,125)	(1,292)	12,181	106,970
—	—	—	6,515	—	(43)	310	1,601	8,383
—	(1,136)	28	(7,810)	575	—	—	(2,212)	(4,694)
—	28	—	—	—	—	—	1	1,673
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	(2)	(2)
—	—	—	—	(1,662)	—	—	(895)	(3,612)
—	—	(928)	—	—	—	—	—	(928)
—	(6)	956	—	—	—	—	—	950
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	246	—	(7,810)	2,237	—	—	—	—
—	—	—	—	—	—	—	110	110
—	—	—	—	—	—	—	—	(88)
—	(1,404)	—	—	—	—	—	(1,426)	(2,797)
—	(3,110)	(31)	6,515	(1,662)	(24,168)	(982)	11,570	110,659

Annual report 2020	Contents

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED 31 DECEMBER 2020, 2019 AND 2018
EUR million

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings
Balance at 31 December 2017	8,068	51,053	525	216	53,437
Adjustments due to errors	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—
Opening balance at 1 January 2018*	8,068	51,053	525	216	53,437
Total recognised income and expense	—	—	—	—	—
Other changes in equity	50	(60)	40	18	3,319
Issuance of ordinary shares	50	(60)	—	—	—
Issuance of preferred shares	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—
Capital reduction	—	—	—	—	—
Dividends	—	—	—	—	(968)
Purchase of equity instruments	—	—	—	—	—
Disposal of equity instruments	—	—	—	—	—
Transfer from equity to liabilities	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,287
Increases (decreases) due to business combinations	—	—	—	—	—
Share-based payment	—	—	—	(74)	—
Others increases or (-) decreases of the equity	—	—	40	92	—
Balance at 31 December 2018	8,118	50,993	565	234	56,756

The accompanying notes 1 to 54 and appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2020.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

						Non-Controlling interest
Revaluation reserves	Other reserves	(-) Own shares	Profit attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Others items	Total
—	(1,602)	(22)	6,619	(2,029)	(21,776)	(1,436)	13,780	106,833
—	—	—	—	—	—	—	—	—
—	112	—	—	—	(160)	253	(1,545)	(1,340)
—	(1,490)	(22)	6,619	(2,029)	(21,936)	(1,183)	12,235	105,493
—	—	—	7,810	—	(2,189)	(109)	1,505	7,017
—	(93)	(37)	(6,619)	(208)	—	—	(1,559)	(5,149)
—	10	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	(2,237)	—	—	(687)	(3,892)
—	—	(1,026)	—	—	—	—	—	(1,026)
—	—	989	—	—	—	—	—	989
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	303	—	(6,619)	2,029	—	—	—	—
—	59	—	—	—	—	—	(660)	(601)
—	—	—	—	—	—	—	17	(57)
—	(465)	—	—	—	—	—	(229)	(562)
—	(1,583)	(59)	7,810	(2,237)	(24,125)	(1,292)	12,181	107,361

Annual report 2020	Contents

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 2020, 2019 Y 2018
EUR million
	Note	2020	2019	2018
A. CASH FLOWS FROM OPERATING ACTIVITIES		66,153	3,389	3,416
Profit or loss for the year		(7,708)	8,116	9,315
Adjustments made to obtain the cash flows from operating activities		37,836	23,990	21,714
Depreciation and amortisation cost		2,810	3,001	2,425
Other adjustments		35,026	20,989	19,289
Net increase/(decrease) in operating assets		51,385	64,593	51,550
Financial assets held-for-trading		12,390	15,450	(31,656)
Non-trading financial assets mandatorily at fair value through profit or loss		(275)	(6,098)	5,795
Financial assets at fair value through profit or loss		(10,314)	4,464	16,275
Financial assets at fair value through other comprehensive income		6,549	1,693	(2,091)
Financial assets at amortized cost		43,541	49,541	61,345
Other operating assets		(506)	(457)	1,882
Net increase/(decrease) in operating liabilities		90,356	38,469	27,279
Financial liabilities held-for-trading		7,880	6,968	(36,315)
Financial liabilities designated at fair value through profit or loss		(10,907)	(8,858)	8,312
Financial liabilities at amortized cost		96,561	47,622	60,730
Other operating liabilities		(3,178)	(7,263)	(5,448)
Income tax recovered/(paid)		(2,946)	(2,593)	(3,342)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(7,220)	(7,229)	3,148
Payments		11,976	14,289	12,936
Tangible assets	16	7,386	12,766	10,726
Intangible assets	18	1,134	1,377	1,469
Investments	13	525	63	11
Subsidiaries and other business units		2,931	83	730
Non-current assets held for sale and associated liabilities		—	—	—
Other payments related to investing activities		—	—	—
Proceeds		4,756	7,060	16,084
Tangible assets	16	2,014	4,091	3,670
Intangible assets	18	—	—	—
Investments	13	182	686	2,327
Subsidiaries and other business units		1,775	218	431
Non-current assets held for sale and associated liabilities	12	785	2,065	9,656
Other proceeds related to investing activities		—	—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(1,909)	(10,122)	(3,301)
Payments		6,978	12,159	7,573
Dividends	4	—	3,773	3,118
Subordinated liabilities	23	3,780	5,123	2,504
Redemption of own equity instruments		—	—	—
Acquisition of own equity instruments		758	928	1,026
Other payments related to financing activities		2,440	2,335	925
Proceeds		5,069	2,037	4,272
Subordinated liabilities	23	4,095	1,090	3,283
Issuance of own equity instruments		—	—	—
Disposal of own equity instruments		721	947	989
Other proceeds related to financing activities		253	—	—

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 2020, 2019 Y 2018
EUR million
	Note	2020	2019	2018
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(4,252)	1,366	(595)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		52,772	(12,596)	2,668
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		101,067	113,663	110,995
G. CASH AND CASH EQUIVALENTS AT END OF THE YEAR		153,839	101,067	113,663
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF THE YEAR
Cash		7,817	8,764	10,370
Cash equivalents at central banks		137,047	75,353	89,005
Other financial assets		8,975	16,950	14,288
Less, bank overdrafts refundable on demand		—	—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE YEAR		153,839	101,067	113,663
In which, restricted cash		—	—	—

The accompanying notes 1 to 54 and appendices are an integral part of the consolidated statement of cash flows for the year ended 31 December 2020.

Annual report 2020	Contents

Notes to the
consolidated
annual accounts

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Banco Santander, S.A., and Companies composing Santander Group
Notes to the consolidated financial statements (consolidated annual accounts) for the year ended
31 December 2020
1. Introduction, basis of presentation of the consolidated financial statements (consolidated annual accounts) and other information
a) Introduction
Banco Santander, S.A. ('the parent' or 'Banco Santander'), is a private-law entity subject to the rules and regulations applicable to banks operating in Spain, where it was constituted and currently maintains its legal domicile, which is paseo de Pereda, numbers 9 to 12 (39004, Santander, Spain).
The principal headquarters of Banco Santander are located in Ciudad Grupo Santander, avenida Cantabria s/n (28660, Boadilla del Monte, Madrid, Spain).
The corporate purpose of Banco Santander, S.A., mainly entails carrying out all kinds of activities, operations and services inherent to the banking business in general and permitted by current legislation, and the acquisition, holding, enjoyment and disposal of all kinds of securities.
In addition to the operations carried on directly by it, Banco Santander is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Grupo Santander ('Santander' or 'the Group'). Therefore, Banco Santander is obliged to prepare, in addition to its own separate financial statements, the Group's consolidated financial statements, which also include the interests in joint ventures and investments in associates.
At 31 December 2020, Grupo Santander consisted of 711 subsidiaries of Banco Santander, S.A.. In addition, other 164 companies are associates of the Group, joint ventures or companies of which the Group holds more than 5% (excluding the Group companies of negligible interest with respect to the fair presentation that the annual accounts must express).
Grupo Santander consolidated financial statements for 2018 were approved by the shareholders at the group´s annual general meeting on 12 April 2019.
Grupo Santander consolidated financial statements for 2019 were approved by the shareholders at the group´s annual general meeting on 3 April 2020. The Group's 2020 consolidated financial statements, the financial statements of the parent and of substantially all the Group companies have not been approved yet by their shareholders at the respective annual general meetings. However, Banco Santander board of directors considers that the aforementioned financial statements will be approved without any significant changes.

b) Basis of presentation of the consolidated financial statements
Under Regulation (EC) n.º 1606/2002 of the European Parliament and of the Council of 19 July 2002 all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January, 2005 in conformity with the International Financial Reporting Standards ('IFRS') previously adopted by the European Union ('EU-IFRS').
In order to adapt the accounting system of Spanish credit institutions with the principles and criteria established by the IFRS adopted by the European Union ('EU-IFRS'), the Bank of Spain published circular 4/2017, dated 27 November 2017, on Public and Confidential Financial Reporting Standards and Financial Statement Formats.
During 2020, the Bank of Spain has published circulars 2/2020 and 3/2020, of June 11 amending Circular 4/2017, of November 27 to credit institutions on Public and Confidential Financial Reporting Rules and Formats.
Grupo Santander consolidated financial statements for 2020 were authorised by the Bank's directors (at the board meeting on 22 February 2021) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain circular 4/2017 and subsequent modifications, and Spanish corporate and commercial law applicable to the Group, using the basis of consolidation, accounting policies and measurement bases set forth in note 2, accordingly, they present fairly the Group's equity and financial position at 31 December 2020, 2019 and 2018 and the consolidated results of its operations and the consolidated cash flows in 2020, 2019 and 2018. These consolidated financial statements were prepared from the accounting records kept by the Bank and by the other Group entities, and include the adjustments and reclassifications required to unify the accounting policies and measurement bases applied by the Group. These consolidated annual accounts have been prepared on the basis of the accounting records held by the Bank and by each of the other companies of the Group, and include the adjustments and reclassifications required to standardise the accounting policies and valuation criteria applied by Grupo Santander. The consolidated financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board (“IFRS - IASB” and together with IFRS adopted by the European Union, “IFRS”).
The notes to the consolidated financial statements contain additional information to that presented in the consolidated balance sheet, consolidated income statement, consolidated statement of recognised income and expense, consolidated statement of changes in total equity and consolidated statement of cash flows. The notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these statements.
Adoption of new standards and interpretations issued

Annual report 2020	Contents
The following modifications came into force and were adopted by the European Union in 2020:
•Modification of the IFRS Conceptual Framework: Amendments to the IFRS Conceptual Framework, which sets out the fundamental concepts of financial reporting. The revised Framework includes: a new chapter about measurement; guidance on financial reporting; improved definitions, in particular the definition of liabilities; and clarifications such as management functions, prudence and measurement uncertainty in financial reporting.
•Modification of IAS 1, Presentation of Financial Statements and IAS 8 Accounting Policies: changes in accounting estimates and errors, which use a consistent definition of materiality for the purpose of making material judgements and deciding on the information to be included in the financial statements.
•Modification of IFRS 3 Business Combinations: amendments are introduced. The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. IFRS 3 continues to adopt a market participant’s perspective to determine whether an acquired set of activities and assets is a business.
The amendments are mainly due to clarify the minimum requirements for a business; remove the assessment of whether market participants are capable of replacing any missing elements; add guidance to help entities assess whether an acquired process is substantive; narrow the definitions of a business and of outputs; and introduce an optional fair value concentration test.
•Covid-19-Related Rent Concessions - Amendments to IFRS 16 Leases: As a result of the covid-19 pandemic, IFRS 16 is amended to allow the lessee to apply a practical alternative and not to consider rental concessions as a modification of the lease agreement when the following requirements are met: the revised consideration is the same or less than the consideration before the change, the affected payments are prior to 30 June 2021, and there are no substantial changes to the remaining lease terms.
•Amendment to IFRS 9, IAS 39 and IFRS 7 on Reference Interest Rates (IBOR Reform - Phase 1). The Group applies IAS 39 for hedge accounting and, therefore, the amendments to IFRS 9 referred to in this section are not applicable to it. The contractual cash flows of the accounting hedges, both of the hedged items and of the hedging instruments, which are based on a reference interest rate that currently exists, will be modified by the substitution of said rate by an alternative interest rate or modification of its calculation methodology, in order to adapt it to the new regulatory requirements. The amendments to the standard permit the temporary application of certain exceptions to comply with hedge accounting requirements that may be directly affected by the IBOR reform.
Additional disclosures required by the amendments to IFRS 7 relating to hedging relationships are included in note 36. These exceptions will no longer be applicable when cash flow uncertainties disappear or the hedging relationship is discontinued. The amendments to IAS 39 are applicable from 1 January 2020, with the possibility of early application. In this regard, the Group chose early application in the financial statements for the year ended 31 December 2019. The main assumptions or judgements made by the Group in applying the amendments to IAS 39 are detailed below:
–For cash flow hedges, the Group has assumed that the cash flows covered (which are based on the benchmark index) are not modified as a result of the aforementioned reform, and therefore continue to comply with the highly probable future transaction requirement.
–To determine the prospective effectiveness of hedges, the Group has assessed that the economic relationship between the hedged item and the hedging instrument continues to exist since the interest rate benchmark on which the hedged item and the hedging instrument are based is not changed as a result of the IBOR reform.
•Amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16 Leases, on Reference Interest Rates - Phase 2: The amendments allow for the temporary application of certain exceptions to the requirements of (i) assessment of derecognition of financial assets, financial liabilities and lease liabilities in the event of changes in the financial assets, financial liabilities and lease liabilities, and (ii) exemptions from hedge accounting requirements directly affected by the IBOR reform, requiring additional disclosures, (iii) exemptions for lease modifications that allow the liability to be measured using the reformed interest rate curves against the right-of-use. These new exemptions require additional disclosures. The amendments will become effective as of 1 January 2021, with the possibility of early application and will cease to be applicable when the uncertainties about the hedged risks, cash flows of the financial instruments affected or the hedging relationship is terminated. In this regard, the Group has chosen to apply the amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 in the preparation of the financial statements for the year ending 31 December 2020.
The additional breakdowns required by the amendments to IFRS 7 relating to hedging relationships are included in note 36. A description of the Grupo Santander's management of the transition to alternative reference rates, as well as the changes in risk management strategy is included in note 53.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Following is a detail of the carrying amount at 31 December 2020 of financial assets, financial liabilities, derivatives and loan commitments that continue to be referenced to the indices subject to the IBOR Reform:

EUR million
Gross Carrying amount	Loans and advances	Debt securities acquired (Assets)	Deposits	Debt securities issued (Liabilities)	Derivatives (Assets)	Derivatives (Liabilities)	Loan Commitments
Referenced to EONIA	102	68	2,510	284	213	419	2
of which maturing after 2021	—	68	7	284	213	406	—
Referenced to LIBOR	64,604	2,648	10,994	10,806	24,070	22,452	38,385
of which USD	39,517	711	8,843	7,734	13,967	9,437	24,907
of which GBP	20,611	1,934	1,638	2,756	9,786	11,314	13,308
TOTAL	64,706	2,716	13,504	11,090	24,283	22,871	38,387
The application of the aforementioned amendments to accounting standards and interpretations did not have any material effects on Grupo Santander consolidated financial statements.
At the date of approved of these consolidated annual accounts, the following amendments with an effective date subsequent to 31 December 2020 were in force:
•Amendment to IFRS 4 Insurance Contracts, which is aimed at extending the expiry date of the temporary exemption from applying IFRS 9 by two years (from 1 January 2021 to 1 January 2023) for entities whose activities are predominantly insurance-related. This achieves alignment with the effective date of IFRS 17 Insurance Contracts (1 January 2023). It will apply from 1 January 2021.
Lastly, at the date of formulation of these consolidated annual accounts, the following standards which effectively come into force after 31 December 2020 had not yet been adopted by the European Union:
•Amendment to IFRS 3 Business Combinations: to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and IFRIC 21 Levies. The amendments also confirm that an acquirer should not recognize contingent assets acquired in a business combination. It will apply from 1 January 2022.
•Amendment to IAS 16 Property, Plant and Equipment: prevents an entity from deducting from the cost of an item of property, plant and equipment any revenue from the sale of finished goods while the entity is preparing the item for its intended use. It is also clear that an entity is "testing whether the asset is functioning properly" when evaluating the technical and physical performance of the asset. The financial performance of the asset should not be taken into account for this evaluation.
Additionally, entities should disclose separately the amounts of income and expenses related to finished goods that are not the product of the entity's ordinary activities. It will apply from 1 January 2022.
•Amendment to IAS 37 Provisions, Contingent Liabilities and Contingent Assets: clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognising a separate provision for an onerous contract, the entity recognises any impairment loss that has occurred on assets used in fulfilling the contract. It will apply from 1 January 2022.
•Amendment to IFRS Cycle (2018-2020): introduces minor amendments, to be applied from 1 January 2022, with early application permitted, to the following standards:
•IFRS 9 Financial Instruments: clarifies which rates must be included in the 10% test for derecognition of financial liabilities.
•IFRS 16 Leases: amendment to remove possible confusion regarding the treatment of leasing incentives in the application of IFRS 16 Leases, as illustrated in example 13.
•IFRS 1, in relation to the first-time adoption of International Financial Reporting Standards, allows entities that have measured their assets and liabilities at the carrying amounts recorded in their parent's books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment also applies to associates and joint ventures that have adopted the same exemption from IFRS 1.
•Classification of Liabilities, amendments to IAS 1 Presentation of Financial Statements, considering non-current liabilities those in which the entity has the possibility of deferring payment for more than 12 months from the closing date of the reporting period.
They must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. It will apply from 1 January 2023.

Annual report 2020	Contents
•IFRS 17 Insurance Contracts: new general accounting standard for insurance contracts, which includes the recognition, measurement, presentation and disclosure of information. Insurance contracts combine financial and service provision features that, in many cases, generate variable long-term cash flows. To properly reflect these characteristics, IFRS 17 combines the measurement of future cash flows with the recording of the result of the contract during the period in which the service is provided, presents separately the financial results from the results for the provision of the service and allows entities, through the choice of an accounting policy option, to recognize the financial results in the income statement or in other comprehensive income. It will apply from 1 January 2023.
Grupo Santander is currently analysing the possible effects of these new standards and interpretations.
All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2020 were applied in the preparation of these consolidated annual accounts.
c) Use of critical estimates
The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the consolidated financial statements.
The main accounting policies and measurement bases are set forth in note 2.
In the consolidated financial statements estimates were occasionally made by the senior management of Grupo Santander in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:
•The impairment losses on certain assets: it applies to financial assets at fair value through other comprehensive income, financial assets at amortised cost, non-current assets held for sale, investments, tangible assets and intangible assets (see notes 6, 7, 10, 12, 13, 16, 17, 18 and 53).
•The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations (see note 25).
•The useful life of the tangible and intangible assets (see notes 16 and 18).
•The measurement of goodwill arising on consolidation (see note 17).
•The calculation of provisions and the consideration of contingent liabilities (see note 25).
•The fair value of certain unquoted assets and liabilities (see notes 6, 7, 8, 9, 10, 11, 20, 21 and 22).
•The recoverability of deferred tax assets and the income tax expense (see note 27).
•The fair value of the identifiable assets acquired and the liabilities assumed in business combinations (see note 3).
To update the estimates described above, the Group's Management has taken into account the current situation as a result of covid-19, classified as a pandemic by the World Health Organization, which significantly affects the economic activity worldwide and, as a result, the Group's operations and financial results, and which generates uncertainty in the Group's estimates. Therefore, the Group's Management has made an assessment of the current situation according to the best information available to date, disclosing in the notes the main estimates made and the potential impacts of covid-19 on them for the period ended 31 December 2020 (see notes 17, 27 and 53).
Although these estimates have been made on the basis of the best information available at the end of the year 2020, and considering information updated at the date of preparation of these consolidated annual accounts, it is possible that events that may take place in the future may make it necessary to modify them (upwards or downwards) in the coming years, which would be done, if appropriate, in a prospective manner, recognising the effects of the change in estimate in the corresponding consolidated income statement.
d) Information relating to 2019 and 2018
In July 2016, the IASB published IFRS 16, Leases, which was adopted by the Group in accordance with the standard on 1 January 2019. IFRS 16 establishes the principles for the recognition, measurement, presentation and breakdown of lease contracts, with the objective of ensuring reporting information that faithfully represents the lease transactions.
The adoption of IFRS 16 has led to changes in the Group's accounting policies for the recognition, measurement, presentation and breakdown of lease contracts.
The main aspects contained in the new regulations and the breakdowns relating to the impact of the adoption of IFRS 16 in the Group are included below:
i)Lease accounting policy
Since 1 January 2019, when the Group acts as lessee, it recognises a right-of-use asset representing its right to use the underlying leased asset with a corresponding lease liability on the date on which the leased asset is available for use by the Group.
Each lease payment is allocated between the liability and the finance charge. The finance charge is allocated to the income statement during the term of the lease in such a way as to produce a constant periodic interest rate on the remaining balance of the liability for each year. The right-of-use asset is depreciated over the useful life of the asset or the lease term, whichever is shorter, on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is amortized over the useful life of the underlying asset.
Assets and liabilities arising from a lease are initially measured at present value. Lease liabilities include the net present value of the following lease payments:

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- Fixed payments (including inflation-linked payments), less any lease incentive receivable
- Variable lease payments that depend on an index or rate.
- The amounts expected to be paid by the lessee under residual value guarantees.
- The exercise price of a purchase option if the lessee is reasonably certain that it will exercise that option.
- Lease termination penalty payments, if the term of the lease reflects the lessee's exercise of that option.
Lease payments are discounted using the interest rate implicit in the lease. Given in certain situations this interest rate cannot be obtained, the discount rate used in this cases, is the lessee's incremental borrowing rate at the related date. For this purpose, the entity has calculated this incremental borrowing rate taking as reference the listed debt instruments issued by the Group; in this regard, the Group has estimated different interest rate curves depending on the currency and economic environment in which the contracts are located.
In order to construct the incremental borrowing rate, a methodology has been developed at the corporate level. This methodology is based on the need for each entity to consider its economic and financial situation, for which the following factors must be considered:
- Economic and political situation (country risk).
- Credit risk of the company.
- Monetary policy.
- Volume and seniority of the company’s debt instrument issues.
The incremental borrowing rate is defined as the interest rate that a lessee would have to pay for borrowing, given a similar period to the duration of the lease and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. The Group entities have a wide stock and variety of financing instruments issued in different currencies to that of the euro (pound, dollar, etc.) that provide sufficient information to be able to determine an "all in rate" (reference rate plus adjustment for credit spread at different terms and in different currencies). In circumstances, where the leasing company has its own financing, this has been used as the starting point for determining the incremental borrowing rate. On the other hand, for those Grupo Santander entities that do not have their own financing, the information from the financing of the consolidated subgroup to which they belong was used as the starting point for estimating the entity's curve, analysing other factors to assess whether it is necessary to make any type of negative or positive adjustment to the initially estimated credit spread.
Right-of-use assets are valued at cost which includes the following:
- The amount of the initial measurement of the lease liability.
- Any lease payment made at or before the commencement date less any lease incentive received.
- Any initial direct costs.
- Restoration costs.
The Group recognises the payments associated with short-term leases and leases of low-value assets on a straight-line basis as an expense in the income statement. Short-term leases are leases with a lease term less than or equal to 12 months (a lease that contains a purchase option is not a short term lease).
ii.Recognised effects on the adoption of the standard
With the adoption of IFRS 16, Grupo Santander recognised lease liabilities in relation to leases previously classified as "operating leases" under the principles of IAS 17 Leases, in force at 31 December 2018. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee's incremental borrowing rate at 1 January 2019. At the date of first application, the weighted average discount rate was 4.5%, mainly due to the contribution of rented properties in Spain.
For leases previously classified as finance leases, the Group recognised the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and lease liability on the initial effective date. The measurement principles in IFRS 16 apply only after that date.
Grupo Santander considered the practical expedients defined in paragraph C10 of the standard in the application of the modified retrospective method. Such application was made on a contract-by-contract basis, and not on a generalised basis.
A reconciliation between the operating lease commitments at 31 December 2018 and the lease liability recognised at 1 January 2019 is detailed below:

EUR million
Operating lease commitments at 31 December 2018	8,699
Amount of operating lease commitments discounted by the Group rate	6,550
(+) Liabilities under finance leases at 31 December 2018	96
(-) Short-term leases recognised as expenses on a straight-line basis	(20)
(-) Low-value leases recognised as expenses on a straight-line basis	(2)
(-) Contracts revalued as service contracts	—
(+)/(-) Adjustments resulting from different treatment of extension and termination options	556
(+)/(-) Adjustments related to changes in the index or rate affecting variable payments	—
Lease liability at 1 January 2019	7,180
As a result of the adoption of IFRS 16, the impact of the first application recorded by Grupo Santander corresponds, mainly, to the recognition of right-of-use for an amount of

Annual report 2020	Contents
EUR 6,693 million, financial liabilities for an amount of EUR 7,084 million and a negative impact on the Group's equity of EUR 391 million. The impact of the first application of IFRS 16 on the ordinary capital ratio (Common Equity Tier 1 - CET 1) was -20 bp.
As indicated in that standard, Grupo Santander chose not to restate the comparative financial statements, and the information relating to the year ended 31 December 2018 was not restated under those criteria, so that it is not comparative.
In 2018, Grupo Santander changed the accounting policy for recognition of non-controlling interests in equity stake reduction transactions without loss of control. In accordance with international financial reporting standards, the goodwill associated with these transactions must be kept on balance. The non-controlling interests resulting from the equity stake reduction can be accounted for by their participation in the identifiable net assets or by attributing the goodwill associated with the participation sold. In this sense, Grupo Santander opted to account for the non-controlling interests by its participation in net assets. The application of the accounting policy change, without impact on net equity, was made on 1 January 2018.
Additionally, the segment information corresponding to the year ended 31 December 2019 and 2018 were restated for comparative purposes in accordance with the Group's new organizational structure, as required by IFRS 8 (see note 51).
In addition, in July 2014, the IASB published IFRS 9 which, together with subsequent amendments, has been adopted by the Group effective 1 January 2018. IFRS 9 establishes requirements for the recognition and measurement of both financial instruments and certain types of non-financial purchase and sale contracts. The aforementioned requirements must be applied retrospectively, adjusting the opening balance at 1 January 2018, without the need to restate the 2017 comparative financial statements, including the breakdown in the statement of changes in equity, so that this information is not comparative.
Finally, based on the meeting held on 3 March 2020 by the International Financial Reporting Standards Committee (IFRIC), the Group has changed its accounting policy in relation to the presentation of exchange differences and the effects of hyperinflation of the operations generated in Argentina with retroactive effect (see note 2.a.iv).
In addition to the above, the information in note 4.a relating to the shares outstanding in 2019 and 2018 has been restated due to the capital increase described in note 31.a in accordance with IAS 33 Earnings per Share.
In order to interpret the changes in the balances with respect to 31 December 2020, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by Grupo Santander in view of its geographic diversity (see note 51.b) and the impact of the appreciation/depreciation of the various currencies against the euro in 2020, based on the exchange rates at the end of 2020: Mexican peso (-13.17%), US dollar (-8.45%) , Brazilian real (-29.15%) , Argentine peso (-34.80%), Sterling pound (-5.26%), Chilean peso (-3.00%), and Polish zloty (-6.63%); as well as the evolution of the comparable average rates: Mexican peso (-11.56%), US dollar (-1.85%), Brazilian real (-24.16%), Sterling pound (-1.33%), Chilean peso (-12.92%) and Polish zloty (-3.24%).
e) Capital management
i. Regulatory and economic capital
The financial institutions must meet a set of minimum capital and liquidity requirements. These minimum requirements are regulated in the European capital requirements regulation, better known as CRR, and in the capital requirements directive, known as CRD. In June 2019 these regulations were significantly modified, so that CRR2 and CRDV will be understood as said regulations with the latest modifications incorporated.

Among the amendments to the CRR2, it is worth highlighting the introduction of the minimum requirement of TLAC (Total Loss Absorbing Capacity) applicable only to entities of global systemic importance (G-SIB). This requirement is a minimum requirement for own funds and eligible liabilities (currently 16% and, after the transitional period, 18%).

The CRDV, as a directive, must be transposed into the national legal system to be applicable in the member States. In Spain, the transposition is expected to be developed during 2021. The CRDV includes relevant amendments such as the regulation of Pillar 2 Guidance requirements.

Regarding to the Resolution regulations, the institutions must have an adequate financing structure that allows, in the event of financial difficulties, to recover their situation or to resolve it, ensuring the protection of depositors and the financial stability. The directive that regulates the aforementioned resolution framework is the Restructuring and Resolution Directive, BRRD. Like CRR2 and CRDV, BRRD was amended in June 2019, so BRRD2 refers to all of these amendments. The transposition of this directive in Spain is also planned for 2021.

The BRRD2 has introduced important modifications to the minimum requirement for own funds and eligible liabilities (MREL). Thus, for example, the aforementioned TLAC requirement is now considered a Pillar 1 resolution requirement for G-SIB. For large banks (which are defined as those whose total assets exceed 100,000 million euros) or those that, without being large, the resolution authority considers that they may be systemic, the BRRD2 establishes a minimum subordination requirement of 13.5% of risk-weighted assets, or 5% of the exposure of the leverage ratio, whichever is higher. For the rest of the entities, the subordination requirement will be determined case by case by the resolution authority.
The severe economic disruption caused by the covid-19 pandemic in 2020 has revealed the importance of institutions' funding functions in contributing to recovery. The competent authorities (national, European and international) have acted by reducing the liquidity, capital and operational requirements so the financial institutions can continue to provide financing to the economy, while ensuring that institutions continue to act prudently because these can also be affected by the deterioration of the economic situation. As

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part of the measures of the European Central Bank, it was issued a recommendation in March 2020 urging European banks to refrain from paying dividends out of the 2019 and 2020 financial years. On 27 July, the ECB extended its recommendation until 1 January 2021.

The national governments have taken measures to address the economic and social impact of the vine population, in particular legislative moratoria that were aimed at containing NPLs and helping the population to meet liquidity needs. Throughout 2020, the EBA adopted a series of guidelines, including the Guidelines on legislative and non-legislative moratoria applied in the context of the Cov19 crisis on 2 April 2020 (EBA/GL/2020/08). These guidelines clarify the requirements for public and private moratoria to avoid classification of exposures affected by moratoria as forborne exposures.

Although these guidelines were initially going to apply to moratoria granted before 30 June 2020, the EBA decided on 2 December 2020 to reactivate the application of these guidelines (EBA/GL/2020/02) for moratoria requested before 31 March 2021.

Other measures adopted to provide flexibility in complying with the requirements have been the approval and entry into force of the 'quick fix' of the CRR (urgent and extraordinary regulatory measures aimed at making the regulatory framework more flexible in response to the covid 19), regulation by which modifies CRR2. Among the amendments introduced by the quick fix, it is worth highlighting the extension of the transitional period granted before the pandemic due to the entry into force of IFRS 9, due to the sudden and significant increase in provisions for expected credit losses that must be recognized. Additionally, the application of certain provisions of CRR2 has been delayed, such as those relating to the leverage ratio buffer (whose application date is postponed until 1 January 2023), and the possibility has been included to exclude from the calculation of said ratio exposures to central banks. In the same way, the date of application of other favourable provisions for entities such as the support factor for smes and the support factor for infrastructures has been brought forward, as well as the new treatment of software assets (applicable since the day following the publication of the Delegated Regulation where it is developed).

At 31 December 2020 Grupo Santander met the minimum capital requirements established by current legislation (see note 53).
ii. Plan for the roll-out of advanced approaches and authorisation from the supervisory authorities
Grupo Santander continues adopting, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its banks. The commitment assumed before the supervisor still implies the adoption of advanced models within the ten key markets where Santander Group operates.
Accordingly, the Group continued in 2020 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approach for regulatory capital calculation purposes at the various Group units , all in the context of the current supervisory focus on the robustness and correct adaptation of the available models, as well as the simplification strategy recently agreed with the ECB, of which a practical example carried out is the recent supervisory approval for the reversion to the standard of the sovereign model in foreign currency.
Grupo Santander has obtained authorisation from the supervisory authorities to use the AIRB approach for the calculation of regulatory capital requirements for credit risk for the Parent and the main subsidiaries in Spain, the United Kingdom and Portugal, as well as for certain portfolios in Germany, Mexico, Brazil, Chile, the nordic countries (Norway, Sweden and Finland), France and the United States.
During 2020, the authorization of the Atacado portfolio in Brazil was achieved for the use of the AIRB method.
As regards the other risks explicitly addressed under Basel Pillar I, the Group is authorised to use its internal model for market risk for its treasury trading activities in the UK, Spain, Chile, Portugal and Mexico.
For the purpose of calculating regulatory capital for operational risk, the Group uses the standardised approach provided for the CRR. On 2018 the European Central Bank authorised the use of the Alternative Standardised Approach to calculate the capital requirements at consolidated level in Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, in addition to the approval obtained in 2016 in Brazil.
f) Environmental impact
In view of the business activities carried on by the Group entities, the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated equity, financial position or results.
Therefore, no specific disclosures relating to environmental issues are included in these consolidated financial statements.

Annual report 2020	Contents
g) Events after the reporting period
No significant events occurred from 1 January 2021 to the date on which these consolidated financial statements were authorized for issue.
h) Other information
The UK's withdrawal from the European Union could have a material adverse effect on our operations, financial condition and prospects
On 31 January 2020 the UK ceased to be a member of the EU, on withdrawal terms which established a transition period until 31 December 2020, during which the UK continued to be treated as an EU member state and applicable EU legislation continued to be in force. A trade deal was agreed between the UK and the EU prior to the end of the transition period and the new regulations came into force on 1 January 2021.

The trade deal, however, did not include agreements on certain areas, such as financial services and data adequacy, although a further transitional period has been agreed with respect to rules on the transfer of personal data between the EU and the UK until the end of June 2021. Without equivalence decisions or other agreements that provide market access on a stable and widespread basis, Santander UK has, and will continue to have, a limited ability to provide cross-border services to EU customers and to trade with EU counterparties. It is uncertain whether equivalence decisions will be granted or whether a trade agreement with respect to financial services between the EU and the UK will be reached. The impact of any such trade agreement, equivalence decisions or any other cooperation mechanisms on financial markets generally, the extent of legislative and regulatory convergence and regulatory cooperation that would be required between the UK and the EU member states, as well as the level of access that may be granted to financial services firms across EU and UK markets is uncertain. The wider impact of Brexit on financial markets through market fragmentation, reduced access to finance and funding, and lack of access to certain financial market infrastructure, may affect our operations, financial condition and prospects and those of our customers and clients.

Uncertainty also remains around the effect of the current trade deal on economic growth in the UK given that it does not address services. The effect of the additional non-tariff trade barriers imposed on products is equally unknown. It is likely that growth will initially be disrupted as businesses adapt to the new cross-border procedures and rules applicable in the UK and in the EU to their activities, products, customers and suppliers.

While the longer term effects of the UK’s withdrawal from the EU are difficult to predict, there is ongoing political and economic uncertainty, which is likely to continue in the medium term and which could negatively impact Santander UK’s customers and clients and counterparties.

There are also other potential longer term impacts resulting from Brexit which could impact the UK economy and Grupo Santander’s business in the UK such as:

•Increased calls for a second referendum on Scottish independence from the UK; and

•Instability in Northern Ireland, if the current arrangements regarding the borders between the Republic of Ireland, Northern Ireland and Great Britain are called into further question.

If one or more of these risks were to materialise it could have a material adverse effect on our operations, financial condition and prospects.

We considered these circumstances in our assessment of the recoverability of the cash-generating unit that supports Santander UK's goodwill, which was impaired during 2020 and 2019 (see note 17).
2. Accounting policies
The accounting policies applied in preparing the consolidated financial statements were as follows:
a) Foreign currency transactions
i. Presentation currency
Banco Santander’s functional and presentation currency is the euro. Also, the presentation currency of the Group is the euro.
ii. Translation of foreign currency balances
Foreign currency balances are translated to euros in two consecutive stages:
▪Translation of foreign currency to the functional currency (currency of the main economic environment in which the entity operates).
▪Translation to euros of the balances held in the functional currencies of entities whose functional currency is not the euro.
Translation of foreign currency to the functional currency
Foreign currency transactions performed by consolidated entities (or entities accounted for using the equity method) not located in European Monetary Union (“EMU”) countries are initially recognised in their respective currencies. Monetary items in foreign currency are subsequently translated to their functional currencies using the closing rate.
Furthermore:
▪Non-monetary items measured at historical cost are translated to the functional currency at the exchange rate at the date of acquisition.
▪Non-monetary items measured at fair value are translated at the exchange rate at the date when the fair value was determined.
▪Income and expenses are translated at the average exchange rates for the year for all the transactions performed during the year. When applying this criterion, the Group considers whether there have been significant changes in the exchange rates in the year which, in view of their materiality with respect to the consolidated financial statements taken as a whole, would make it necessary to use the exchange rates at the transaction date rather than the aforementioned average exchange rates.

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▪The balances arising from non-hedging forward foreign currency/foreign currency and foreign currency/euro purchase and sale transactions are translated at the closing rates prevailing in the forward foreign currency market for the related maturity.
Translation of functional currencies to euros
The balances in the financial statements of consolidated entities (or entities accounted for using the equity method) whose functional currency is not the euro are translated to euros as follows:
▪Assets and liabilities, at the closing rates.
▪Income and expenses, at the average exchange rates for the year.
▪Equity items, at the historical exchange rates.
iii. Recognition of exchange differences
The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognised at their net amount under 'Exchange differences' in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognised in the consolidated income statement without distinguishing them from other changes in fair value, and for exchange differences arising on non-monetary items measured at fair value through equity, which are recognised under 'Other comprehensive income–Items that may be reclassified to profit or loss–Exchange differences' (except for exchange differences on equity instruments, where the option to irrevocably elect to be measured at fair value through changes in accumulated other comprehensive income, which are recognised in accumulated 'Other Comprehensive Income - Items not to be reclassified to profit or loss - Changes in fair value of equity instruments measured at fair value' through other comprehensive income (see note 29).
The exchange differences arising on the translation to euros of the financial statements denominated in functional currencies other than the euro are recognised in 'Other comprehensive income–Items that may be reclassified to profit or loss–Exchange differences' in the consolidated balance sheet, whereas those arising on the translation to euros of the financial statements of entities accounted for using the equity method are recognised in equity under 'Other comprehensive income–Items that may be reclassified to profit or loss and Items not reclassified to profit or loss–Other recognised income and expense' of investments in subsidiaries, joint ventures and associates (see note 29), until the related item is derecognised, at which time they are recognised in profit or loss.
Exchange differences arising on actuarial gains or losses when converting to euros the financial statements denominated in the functional currencies of entities whose functional currency is different from the euro are recognised under equity 'Other comprehensive income–Items not reclassified to profit or loss–Actuarial gains or (-) losses' on defined benefit pension plans (see note 29).
iv. Entities located in hyperinflationary economies
When a subsidiary operates in a country with hyperinflationary economy, IAS 29 Financial Information in Hyperinflationary Economies is applied, which means that:
–Historical cost of non-monetary assets and liabilities and of the various items of equity have to be adjusted to reflect the changes in the purchasing power of the currency due to inflation from their date of acquisition or incorporation into the consolidated balance sheet.
–The different items of the income statement are adjusted by the inflationary index since their generation, with a balancing entry in 'Other comprehensive income'.
–The loss on the net monetary position is recorded in the income for the year against 'Accumulated Other comprehensive income'.
–All components of the financial statements of the subsidiary are translated at the closing exchange rate.
The deterioration of the economic situation in Argentina over the last years caused, among other impacts, a significant increase in inflation, which by the end of 2018 had reached 48% per year (147% accumulated in three years). This led the Group to conclude that it was necessary to apply IAS 29 Financial Information in Hyperinflationary Economies to its activities in the country in question in its consolidated financial statements from that year on.
At that moment, according with Group’s accounting policies, exchange differences arising on the translation to the Group´s presentation currency of financial statements denominated in functional currencies other than euro for subsidiaries located in countries with high inflation rates were recorded in the consolidated statement of changes in total 'Equity-Other reserves'.
As a result, at 1 January 2018 an amount of EUR 1,716 million corresponding to exchange rate losses for 2017 and previous years was reclassified in the statement of changes in 'Equity' from the heading 'Accumulated Other Comprehensive Income - Conversion Differences' to 'Other Reserves'. Also at that date, the adjustment of the historical cost of non-monetary assets and liabilities and of the various items of equity of the companies in Argentina recognized with a credit to 'Other reserves' for an amount of EUR 131 million.
However, on the basis of the meeting held on 3 March 2020 by the International Financial Reporting Standards Committee (IFRIC), in 2020 Grupo Santander has changed its accounting policy with regard to the presentation of exchange differences and the effects of hyperinflation in the operations generated in Argentina, which at 1 January 2019 and 2018 resulted in a reclassification of EUR -1,984 million and EUR -1,585 million respectively, from the heading "Other reserves" to "Accumulated other comprehensive income", (at 31 December 2019 and 2018 the Grupo Santander restated EUR -2,136 and EUR -1,984 million, respectively, for comparability purposes), from "Other reserves" to "Accumulated other comprehensive income", corresponding to the accumulated amount of exchange differences related to foreign operations in a hyperinflationary economy and the amount corresponding to the adjustment of the historical cost of the Argentine companies reflecting the changes in the purchasing

Annual report 2020	Contents
power of the currency derived from inflation. This change in accounting policy and its consequent restatement between different equity items has no impact on the total equity of Grupo Santander.
In accordance with the provisions of the Argentine Federation of Professional Councils in Economic Sciences (Fcpce), which is the organization that issues the professional accounting standards in said country, the inflation indexes applied are the wholesale internal price index (WPI) until 30 November 2016 and the National Consumer Price Index published by the National Institute of Statistics and Censues (Indec) from 1 December 2016 on. Inflation during 2020 was 36.1% for the year. The exchange rate at 31 December 2020 has been of Argentine pesos 103.16 per euro (Argentine pesos 67.26 per euro at 31 December 2019).
The net impact on Other Comprehensive Income in 2020 of the effects derived from the exchange differences arising on the translation to the Group´s presentation currency of financial statements of the subsidiaries located in Argentina and the application of IAS 29 was a loss of EUR 202 million.
At 31 December 2020, no other country in which the consolidated and associated entities of Grupo Santander are located is considered to have a hyperinflationary economy in accordance with the criteria established in this regard by the International Financial Reporting Standards adopted by the European Union.
v. Exposure to foreign currency risk
The Group hedges a portion of its long-term foreign currency positions using foreign exchange derivative financial instruments (see note 36). Also, the Group manages foreign exchange risk dynamically by hedging its short-term position (with a potential impact on profit or loss) in order to limit the impact of currency depreciations while optimising the cost of financing the hedges.
The following tables show the sensitivity of the consolidated income statement and consolidated equity to percentage changes of ± 1% in the foreign exchange rate positions arising from investments in Grupo Santander companies with currencies other than the euro (with its hedges) and in their results (with its hedges), in which the Group maintains significant balances.
The estimated effect on the consolidated equity attributable to Grupo Santander and on consolidated profit of a 1% appreciation of the euro against the corresponding currency is as follows:

EUR million
	Effect on consolidated equity			Effect on consolidated profit
Currency	2020	2019	2018	2020	2019	2018
US dollar	(123.6)	(161.3)	(162.3)	(4.1)	(3.5)	(4.1)
Chilean peso	(20.4)	(21.8)	(22.9)	(4.4)	(2.3)	(5.1)
Pound sterling	(107.9)	(189.2)	(171.2)	(1.2)	(3.9)	(4.5)
Mexican peso	(21.7)	(22.6)	(18.3)	(2.0)	(3.3)	(1.7)
Brazilian real	(75.0)	(71.6)	(85.6)	(12.6)	(10.4)	(5.6)
Polish zloty	(26.7)	(38.3)	(36.2)	(2.2)	(1.2)	(4.2)
Argentine peso	(7.9)	(6.9)	(7.8)	(1.8)	(1.2)	(0.6)
Similarly, the estimated effect on the Group’s consolidated equity and on consolidated profit of a 1% depreciation of the euro against the corresponding currency is as follows:

EUR million
	Effect on consolidated equity			Effect on consolidated profit
Currency	2020	2019	2018	2020	2019	2018
US dollar	126.1	164.6	165.6	4.2	3.5	4.2
Chilean peso	20.8	22.2	23.4	4.5	2.4	5.2
Pound sterling	110.1	193.0	174.7	1.2	4.0	4.6
Mexican peso	22.1	23.1	18.6	2.0	3.4	1.8
Brazilian real	76.5	73.1	87.4	12.8	10.6	5.7
Polish zloty	27.2	39.0	36.9	2.2	1.2	4.2
Argentine peso	8.0	7.0	8.0	1.8	1.3	0.6
The above data were obtained as follows:
a)    Effect on consolidated equity: in accordance with the accounting policy detailed in note 2.a.iii, foreign exchange rate impact arising on the translation to euros of the financial statements in the functional currencies of the Group entities whose functional currency is not the euro are recognised in consolidated equity. The potential effect that a change in the exchange rates of the related currency would have on the Group’s consolidated equity was therefore determined by applying the aforementioned change to the net value of each unit’s assets and liabilities -including, where appropriate, the related goodwill- and by taking into consideration the offsetting effect of the hedges of net investments in foreign operations.
b)    Effect on consolidated profit: the effect was determined by applying the up and down movements in the average exchange rates of the year, as indicated in note 2.a.ii (except in the case of Argentina, which is a hyperinflationary economy and has applied the closing exchange rate), to translate to euros the income and expenses of the consolidated entities whose functional currency is not the euro, taking into consideration, where appropriate, the offsetting effect of the various hedging transactions in place.
The estimates used to obtain the foregoing data were performed considering the effects of the changes in the exchange rate in standalone basis not considering the effect of the performance of other variables whose changes would affect equity and profit or loss, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate variations were kept constant with respect to their positions at 31 December 2020, 2019 and 2018.
b) Basis of consolidation
i. Subsidiaries
Subsidiaries are defined as entities over which the Bank has the capacity to exercise control. The Bank controls an entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

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The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all balances and effects of the transactions between consolidated companies are eliminated on consolidation.
On acquisition of control of a subsidiary, its assets, liabilities and contingent liabilities are recognised at their acquisition-date fair values. Any positive differences between the acquisition cost and the fair values of the identifiable net assets acquired are recognised as goodwill (see note 17). Negative differences are recognised in profit or loss on the date of acquisition.
Additionally, the share of third parties of Grupo Santander equity is presented under 'Non-controlling interests' in the consolidated balance sheet (see note 28). Their share of the profit for the year is presented under 'Profit attributable to non-controlling interests' in the consolidated income statement.
The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries for which control is lost during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.
At 31 December 2020 Grupo Santander controls a company in which it holds an ownership interest of less than 50% of the share capital, Luri 1, S.A. apart from the structured consolidated entities.
The percentage ownership interest in the aforementioned company is 46% (see appendix I). Although Grupo Santander holds less than half the voting power, it manages and, as a result, exercises control over this entity. The company´s corporate purpose for the entity is the acquisition of real estate and other general operations relating thereto, including rental, and the purchase and sale of properties; the company object of the latter entity is the provision of payment services. The impact of the consolidation of this company on the Group's consolidated financial statements is immaterial.
The appendices contain significant information on the subsidiaries.
ii. Interests in joint ventures
Joint ventures are deemed to be entities that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more parties have interests in entities so that decisions about the relevant activities require the unanimous consent of all the parties sharing control.
In the consolidated financial statements, investments in joint ventures are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with a joint venture are eliminated to the extent of the Group’s interest therein.
The appendices contain relevant information on the joint ventures.
iii. Associates
Associates are entities over which Banco Santander is in a position to exercise significant influence, but not control or joint control. It is presumed that Banco Santander exercises significant influence if it holds 20% or more of the voting power of the investee.
In the consolidated financial statements, investments in associates are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with an associate are eliminated to the extent of the Group’s interest in the associate.
There are certain investments in entities which, although Grupo Santander owns 20% or more of their voting power, are not considered to be associates because the Group is not in a position to exercise significant influence over them. At 31 December 2020, this was the situation of the investment in Project Quasar Investments 2017, S.L., despite maintaining a 49% interest in its share capital (see appendix II). The remaining investments are not significant for the Group.
There are also certain investments in associates where the Group owns less than 20% of the voting rights, as it is determined that it has the capacity to exercise significant influence over them. The impact of these companies is immaterial in the Group's consolidated financial statements.
The appendices contain significant information on the associates.
iv. Structured entities
When Grupo Santander incorporates entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes (also called structured entities since the voting or similar power is not a key factor in deciding who controls the entity), the Group determines, using internal criteria and procedures and taking into consideration the applicable legislation, when control (as defined above) exists and, therefore, whether these entities should be consolidated. Specifically, for those entities to which this policy applies (mainly investment funds and pension funds), the Group analyses the following factors:
▪Percentage of ownership held by Grupo Santander; 20% is established as the general threshold.
▪Identification of the fund manager, and verification as to whether it is a company controlled by the Group since this could affect Grupo Santander ability to direct the relevant activities.
▪Existence of agreements between investors that might require decisions to be taken jointly by the investors, rather than by the fund manager.
▪Existence of currently exercisable removal rights (possibility of removing the manager from his position), since the existence of such rights might limit the manager’s power over the fund, and it may be concluded that the manager is acting as an agent of the investors.

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▪Analysis of the fund manager’s remuneration regime, taking into consideration that a remuneration regime that is proportionate to the service rendered does not, generally, create exposure of such importance as to indicate that the manager is acting as the principal. Conversely, if the remuneration regime is not proportionate to the service rendered, this might give rise to an exposure that would lead the Group to a different conclusion.
These structured entities also include the securitisation special purpose vehicles, which are consolidated in the case of the Special Purpose Vehicles (SPVs) over which, being exposed to variable yield, it is considered that the Group continues to exercise control.
The exposure associated with unconsolidated structured entities are not material with respect to the Group’s consolidated financial statements.
v. Business combinations
A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities.
Business combinations whereby Grupo Santander obtains control over an entity or a business are recognised for accounting purposes as follows:
▪Grupo Santander measures the cost of the business combination, which is normally the consideration transferred, defined as the acquisition-date fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity instruments issued, if any, by the acquirer. In cases where the amount of the consideration to be transferred has not been definitively established at the acquisition date, but rather depends on future events, any contingent consideration is recognised as part of the consideration transferred and measured at its acquisition-date fair value. Moreover, acquisition-related costs do not for these purposes form part of the cost of the business combination.
▪The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets identified in the business combination which might not have been recognised by the acquiree, are estimated and recognised in the consolidated balance sheet; the Group also estimates the amount of any non-controlling interests and the fair value of the previously held equity interest in the acquiree.
▪Any positive difference between the aforementioned items is recognised as discussed in note 2.m. Any negative difference is recognised under 'Negative Goodwill' recognised in the consolidated income statement.
Goodwill is only calculated and recognised once, when control of a business or an entity is obtained.
vi. Changes in the levels of ownership interests in subsidiaries
Acquisitions and disposals not giving rise to a change in control are recognised as equity transactions, and no gain or loss is recognised in the income statement and the initially recognised goodwill is not remeasured. The difference between the consideration transferred or received and the decrease or increase in non-controlling interests, respectively, is recognised in reserves.
Similarly, when control over a subsidiary is lost, the assets, liabilities and non-controlling interests and any other items recognised in 'Other Comprehensive income' of that company are derecognised from the consolidated balance sheet, and the fair value of the consideration received and of any remaining equity interest is recognised. The difference between these amounts is recognised in profit or loss.
vii. Acquisitions and sales
Note 3 provides information on the most significant acquisitions and sales in the last three years.
c) Definitions and classification of financial instruments
i. Definitions
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
An equity instrument is a contract that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.
A financial derivative is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is very small compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date.
Hybrid financial instruments are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.
Compound financial instruments are contracts that simultaneously create for their issuer a financial liability and an own equity instrument (such as convertible bonds, which entitle their holders to convert them into equity instruments of the issuer).

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The preference shares contingently convertible into ordinary shares eligible as Additional Tier 1 capital (CCPSs) -perpetual shares, which may be repurchased by the issuer in certain circumstances, the interest on which is discretionary, and would convert into variable number of newly issued ordinary shares if the capital ratio of the Bank or its consolidated group falls below a given percentage (trigger event), as those two terms are defined in the related issue prospectuses- are recognised for accounting purposes by the Group as compound instruments. The liability component reflects the issuer’s obligation to deliver a variable number of shares and the equity component reflects the issuer’s discretion in relation to the payment of the related coupons. In order to effect the initial allocation, the Group estimates the fair value of the liability as the amount that would have to be delivered if the trigger event were to occur immediately and, accordingly, the equity component, calculated as the residual amount, is zero. In view of the aforementioned discretionary nature of the payment of the coupons, they are deducted directly from equity.
Capital perpetual preference shares (CPPS), with the possibility of purchase by the issuer in certain circumstances, whose remuneration is discretionary, and which will be amortised permanently, totally or partially, in the event that the bank or its consolidated group submits a capital ratio lesser than a certain percentage (trigger event), as defined in the corresponding prospectuses, are accounted for by the Group as equity instruments.The following transactions are not treated for accounting purposes as financial instruments:
▪Investments in associates and joint ventures (see note 13).
▪Rights and obligations under employee benefit plans (see note 25).
▪Rights and obligations under insurance contracts (see note 15).
▪Contracts and obligations relating to employee remuneration based on own equity instruments (see note 34).
ii. Classification of financial assets for measurement purposes
Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as 'Non-current assets held for sale' or they relate to 'Cash, cash balances at central banks and other deposits on demand', 'Changes in the fair value of hedged items in portfolio hedges of interest rate risk (asset side)', 'Hedging derivatives and Investments', which are reported separately.
Classification of financial instruments: the classification criteria for financial assets depends on the business model for their management and the characteristics of their contractual flows.
Grupo Santander business models refer to the way in which it manages its financial assets to generate cash flows. In defining these models, the Group takes into account the following factors:
•How key management staff are assessed and reported on the performance of the business model and the financial assets held in the business model.
•The risks that affect the performance of the business model (and the financial assets held in the business model) and, specifically, the way in which these risks are managed.
•How business managers are remunerated.
•The frequency and volume of sales in previous years, as well as expectations of future sales.
The analysis of the characteristics of the contractual flows of financial assets requires an assessment of the congruence of these flows with a basic loan agreement. The Group determines if the contractual cash flows of its financial assets that are only principal and interest payments on the outstanding principal amount at the beginning of the transaction. This analysis takes into consideration four factors (performance, clauses, contractually linked products and currencies). Furthermore, among the most significant judgements used by the Group in carrying out this analysis, the following ones are included:
•The return on the financial asset, in particular in cases of periodic interest rate adjustments where the term of the reference rate does not coincide with the frequency of the adjustment. In these cases, an assessment is made to determine whether or not the contractual cash flows differ significantly from the flows without this change in the time value of money, establishing a tolerance level of 2%.
•The contractual clauses that may modify the cash flows of the financial asset, for which the structure of the cash flows before and after the activation of such clauses is analysed.
•Financial assets whose cash flows have different priority for payment due to a contractual link to underlying assets (e.g. securitisations) require a look-through analysis by the Group so as to review that both the financial asset and the underlying assets are only principal and interest payments and that the exposure to credit risk of the set of underlying assets belonging to the tranche analysed is less than or equal to the exposure to credit risk of the set of underlying assets of the instrument.
Depending on these factors, the asset can be measured at amortised cost, at fair value with changes in other comprehensive income, or at fair value with changes through profit and loss. IFRS 9 also establishes an option to designate an instrument at fair value with changes in profit or loss, when doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as 'accounting asymmetry') that would otherwise arise from measuring assets or liabilities or recognising gains and losses on different bases.
Grupo Santander uses the following criteria for the classification of financial debt instruments:

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•Amortised cost: financial instruments under a business model whose objective is to collect principal and interest flows, over which there is no significant unjustified sales and fair value is not a key element in the management of these assets and contractual conditions they give rise to cash flows on specific dates, which are only payments of principal and interest on the outstanding principal amount. In this sense, unjustified sales are considered to be those other than those related to an increase in the credit risk of the asset, unanticipated funding needs (stress case scenarios). Additionally, the characteristics of its contractual flows represent substantially a “basic financing agreement”.
•Fair value with changes in other comprehensive income: financial instruments held in a business model whose objective is to collect principal and interest cash flows and the sale of these assets, where fair value is a key factor in their management. Additionally, the contractual cash flow characteristics substantially represent a “basic financing agreement”.
•Fair value with changes in profit or loss: financial instruments included in a business model whose objective is not obtained through the above mentioned models, where fair value is a key factor in managing of these assets, and financial instruments whose contractual cash flow characteristics do not substantially represent a 'basic financing agreement'. In this section it can be enclosed the portfolios classified under 'Financial assets held for trading', 'Non-trading financial assets mandatorily at fair value through profit or loss' and 'Financial assets at fair value through profit or loss'. In this regard, the most of the financial assets presented in the category of 'Financial assets designated at value reasonable with change in results' are instruments financial services that, not being part of the portfolio of negotiation, are contracted jointly with other financial instruments that are recorded in the category of 'held for trading', and that by both are recorded at fair value with changes in results, so your record in any other category would produce accounting asymmetries.
Equity instruments will be classified at fair value under IFRS 9, with changes in profit or loss, unless the Group decides, for non-trading assets, to classify them at fair value with changes in other comprehensive income (irrevocably) at initial recognition.
iii. Classification of financial assets for presentation purposes
Financial assets are classified by nature into the following items in the consolidated balance sheet:
•Cash, cash balances at Central Banks and other deposits on demand: cash balances and balances receivable on demand relating to deposits with central banks and credit institutions.
▪Loans and advances: includes the debit balances of all credit and loans granted by the Group, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favour of the Group such as cheques drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organised markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items. They are classified, on the basis of the institutional sector to which the debtor belongs, into:
–Central banks: credit of any nature, including deposits and money market transactions received from the Bank of Spain or other central banks.
–Credit institutions: credit of any nature, including deposits and money market transactions, in the name of credit institutions.
–Customers: includes the remaining credit, including money market transactions through central counterparties.
▪Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.
▪Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, other than investments in subsidiaries, joint ventures or associates. Investment fund units are included in this item.
▪Derivatives: includes the fair value in favour of the Group of derivatives which do not form part of hedge accounting, including embedded derivatives separated from hybrid financial instruments.
▪Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts credited to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.
▪Hedging derivatives: Includes the fair value in favour of the Group of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.
iv. Classification of financial liabilities for measurement purposes
Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as 'Liabilities associated with non-current assets held for sale' or they relate to 'Hedging derivatives' or changes in the fair value of hedged items in portfolio hedges of interest rate risk (liability side), which are reported separately.
In most cases, changes in the fair value of financial liabilities designated at fair value through profit or loss, caused by the entity's credit risk, are recognized in other comprehensive income.
Financial liabilities are included for measurement purposes in one of the following categories:

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
▪Financial liabilities held for trading (at fair value through profit or loss): this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated as hedging instruments, and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements (“reverse repos”) or borrowed (short positions).
▪Financial liabilities designated at fair value through profit or loss: financial liabilities are included in this category when they provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognising the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Liabilities may only be included in this category on the date when they are incurred or originated.
Liabilities may only be included in this portfolio at the date of issue or origination.
▪Financial liabilities at amortised cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.
v. Classification of financial liabilities for presentation purposes
Financial liabilities are classified by nature into the following items in the consolidated balance sheet:
▪Deposits: includes all repayable balances received in cash by Grupo Santander, other than those instrumented as marketable securities and those having the substance of subordinated liabilities (amount of the loans received, which for credit priority purposes are after common creditors), except for the debt instruments. This item also includes cash bonds and cash consignments received the amount of which may be invested without restriction. Deposits are classified on the basis of the creditor’s institutional sector into:
–Central banks: deposits of any nature, including credit received and money market transactions received from the Bank of Spain or other central banks.
–Credit institutions: deposits of any nature, including credit received and money market transactions in the name of credit institutions.
–Customer: includes the remaining deposits, including money market transactions through central counterparties.
On 6 June 2019 the European Central Bank announced a new programme of Targeted Longer-Term Refinancing Operations (TLTRO III), additionally, the conditions of the initial programme were amended on 30 April 2020, reducing the interest rate by 25 bp to -0.5% from June 2020 to June 2021 and providing that for banks meeting a certain eligible lending volume, the interest rate may be -1% for the period from June 2020 to June 2021. These conditions were extended on 10 December 2020 for operations contracted between 1 October 2020 and 31 December 2021, including the option to cancel or reduce the amount of financing before maturity in windows that coincide with the interest rate review and adjustment periods.
The accounting policy states that in recording amortised cost an entity "shall use a shorter period when fees, basis points paid or received, transaction costs, premiums or discounts relate to it, which is the case when the variable to which the fees, basis points paid or received, transaction costs, discounts or premiums relate is adjusted to market rates before the expected maturity of the financial instrument. In this case, the appropriate amortisation period is the period to the next reset date.
In this case, the applicable interest rate of 1% from June 2020 to June 2021 (arising from the March 2020 programme amendment) and from June 2021 to June 2022 (arising from the December 2020 programme amendment) corresponds to a specific period after which the funding is adjusted to market rates (namely the average rate applied in the Eurosystem's OPLs) and should therefore be accrued until the next adjustment date. The early amortisation windows of this funding programme are substantive conditions, given that at that moment of adjustment of the cost of the funding to the market, the entity can choose to renew or cancel it and obtain new funding at more favourable conditions.
Grupo Santander has opted to accrue interest in accordance with the specific periods of adjustment to market rates, so that interest for the period from June 2020 to June 2022 will be recorded in the income statement, the interest corresponding to that period, 1% assuming compliance with the threshold of eligible loans that gives rise to the extra rate, which takes as a reference the budget for 2021 and the entity's historical information.
▪Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than those having the substance of subordinated liabilities (amount of the loans received, which for credit priority purposes are after common creditors, and includes the amount of the financial instruments issued by the Group which, having the legal nature of capital, do not meet the requirements to qualify as equity, such as certain preferred shares issued). This item includes the component that has the consideration of financial liability of the securities issued that are compound financial instruments.
▪Derivatives: includes the fair value, with a negative balance for the Group, of derivatives, including embedded derivatives separated from the host contract, which do not form part of hedge accounting.
•Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements or borrowed.
▪Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items (includes, among others, the

Annual report 2020	Contents
balance of lease liabilities that have started to be recorded in 2019 as a result of the application of IFRS 16), and liabilities under financial guarantee contracts, unless they have been classified as non-performing.
▪Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts charged to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.
▪Hedging derivatives: includes the fair value of the Group’s liability in respect of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.
d) Measurement of financial assets and liabilities and recognition of fair value changes
In general, financial assets and liabilities are initially recognised at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price.
In this regard, IFRS 9 states that regular way purchases or sales of financial assets shall be recognised and derecognised on the trade date or on the settlement date. Grupo Santander has opted to make such recognition on the trading date or settlement date, depending on the convention of each of the markets in which the transactions are carried out. For example, in relation to the purchase or sale of debt securities or equity instruments traded in the Spanish market, securities market regulations stipulate their effective transfer at the time of settlement and, therefore, the same time has been established for the accounting record to be made.
The fair value of instruments not measured at fair value through profit and loss is adjusted by transaction costs. Subsequently, and on the occasion of each accounting close, they are valued in accordance with the following criteria:
i. Measurement of financial assets
Financial assets are measured at fair value are valued mainly at their fair value without deducting any transaction cost for their sale.
The fair value of a financial instrument on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price). At 31 December 2020, there were no significant investments in quoted financial instruments that had ceased to be recognised at their quoted price because their market could not be deemed to be active.
If there is no market price for a given financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.
All derivatives are recognised in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognised as an asset and if the fair value is negative, they are recognised as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recognised in 'Gains/losses on financial assets and liabilities held for trading (net)' in the consolidated income statement. Specifically, the fair value of financial derivatives traded in organised markets included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure derivatives.
The fair value of derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (present value or theoretical close) using valuation techniques commonly used by the financial markets: net present value, option pricing models and other methods.
The amount of debt securities and loans and advances under a business model whose objective is to collect the principal and interest flows are valued at their amortised cost, as long as they comply with the 'SPPI' (Solely Payments of Principal and Interest) test, using the effective interest rate method in their determination. Amortised cost refers to the acquisition cost of a corrected financial asset or liability (more or less, as the case may be) for repayments of principal and the part systematically charged to the consolidated income statement of the difference between the initial cost and the corresponding reimbursement value at expiration. In the case of financial assets, the amortised cost includes, in addition, the corrections to their value due to the impairment. In the loans and advances covered in fair value hedging transactions, the changes that occur in their fair value related to the risk or the risks covered in these hedging transactions are recorded.
The effective interest rate is the discount rate that exactly matches the carrying amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.
Equity instruments and contracts related with these instruments are measured at fair value. However, in certain circumstances the Group estimates cost value as a suitable estimate of the fair value. This can happen if the recent event available information is not enough to measure the fair value or if there is a broad range of possible measures and the cost value represents the best estimates of fair value within this range.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The amounts at which the financial assets are recognised represent, in all material respects, the Group’s maximum exposure to credit risk at each reporting date. Also, Grupo Santander has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under finance lease and full-service lease agreements, assets acquired under repurchase agreements, securities loans and credit derivatives.
ii. Measurement of financial liabilities
In general, financial liabilities are measured at amortised cost, as defined above, except for those included under 'Financial liabilities held for trading' and 'Financial liabilities designated at fair value through profit or loss' and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value. The changes in credit risk arising from financial liabilities designated at fair value through profit or loss are recognised in accumulated other comprehensive income, unless they generate or increase an accounting mismatch, in which case changes in the fair value of the financial liability in all respects are recognised in the income statement.
iii. Valuation techniques
The following table shows a summary of the fair values, at the end of 2020, 2019 and 2018, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

EUR million
	2020			2019			2018
	Published price quotations in active markets (level 1)	Internal Models (level 2 and 3)	Total	Published price quotations in active markets (level 1)	Internal Models (level 2 and 3)	Total	Published price quotations in active markets (level 1)	Internal Models (level 2 and 3)	Total
Financial assets held for trading	46,379	68,566	114,945	44,581	63,649	108,230	37,108	55,771	92,879
Non-trading financial assets mandatorily at fair value through profit or loss	1,756	2,730	4,486	1,530	3,381	4,911	1,835	8,895	10,730
Financial assets designated at fair value through profit or loss	2,509	46,208	48,717	2,572	59,497	62,069	3,102	54,358	57,460
Financial assets at fair value through other comprehensive income	91,771	29,182	120,953	103,089	22,619	125,708	103,590	17,501	121,091
Hedging derivatives (assets)	—	8,325	8,325	—	7,216	7,216	—	8,607	8,607
Financial liabilities held for trading	9,863	71,304	81,167	9,781	67,358	77,139	16,104	54,239	70,343
Financial liabilities designated at fair value through profit or loss	2,118	45,920	48,038	1,484	59,511	60,995	987	67,071	68,058
Hedging derivatives (liabilities)	—	6,869	6,869	—	6,048	6,048	5	6,358	6,363
Liabilities under insurance or reinsurance contracts	—	910	910	—	739	739	—	765	765

The financial instruments at fair value determined on the basis of published price quotations in active markets (level 1) include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.
In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (level 2) and, in cases, they use significant inputs not observable in market data (level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.
Grupo Santander has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies).
The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.
The following subsections set forth the most important products and families of derivatives, and the related valuation techniques and inputs, by asset class:

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Fixed income and inflation
The fixed income asset class includes basic instruments such as interest rate forwards, interest rate swaps and cross currency swaps, which are valued using the net present value of the estimated future cash flows discounted taking into account basis swap and cross currency spreads determined on the basis of the payment frequency and currency of each leg of the derivative. Vanilla options, including caps, floors and swaptions, are priced using the Black-Scholes model, which is one of the benchmark industry models. More exotic derivatives are priced using more complex models which are generally accepted as standard across institutions.
These pricing models are fed with observable market data such as deposit interest rates, futures rates, cross currency swap and constant maturity swap rates, and basis spreads, on the basis of which different yield curves, depending on the payment frequency, and discounting curves are calculated for each currency. In the case of options, implied volatilities are also used as model inputs. These volatilities are observable in the market for cap and floor options and swaptions, and interpolation and extrapolation of volatilities from the quoted ranges are carried out using generally accepted industry models. The pricing of more exotic derivatives may require the use of non-observable data or parameters, such as correlation (among interest rates and cross-asset), mean reversion rates and prepayment rates, which are usually defined from historical data or through calibration.
Inflation-related assets include zero-coupon or year-on-year inflation-linked bonds and swaps, valued with the present value method using forward estimation and discounting. Derivatives on inflation indices are priced using standard or more complex bespoke models, as appropriate. Valuation inputs of these models consider inflation-linked swap spreads observable in the market and estimations of inflation seasonality, on the basis of which a forward inflation curve is calculated. Also, implied volatilities taken from zero-coupon and year-on-year inflation options are also inputs for the pricing of more complex derivatives.
Equity and foreign exchange
The most important products in these asset classes are forward and futures contracts; they also include vanilla, listed and OTC (Over-The-Counter) derivatives on single underlying assets and baskets of assets. Vanilla options are priced using the standard Black-Scholes model and more exotic derivatives involving forward returns, average performance, or digital, barrier or callable features are priced using generally accepted industry models or bespoke models, as appropriate. For derivatives on illiquid stocks, hedging takes into account the liquidity constraints in models.
The inputs of equity models consider yield curves, spot prices, dividends, asset funding costs (repo margin spreads), implied volatilities, correlation among equity stocks and indices, and cross-asset correlation. Implied volatilities are obtained from market quotes of European and American-style vanilla call and put options. Various interpolation and extrapolation techniques are used to obtain continuous volatility for illiquid stocks. Dividends are usually estimated for the mid and long term. Correlations are implied, when possible, from market quotes of correlation-dependent products. In all other cases, proxies are used for correlations between benchmark underlyings or correlations are obtained from historical data.
The inputs of foreign exchange models include the yield curve for each currency, the spot foreign exchange rate, the implied volatilities and the correlation among assets of this class. Volatilities are obtained from European call and put options which are quoted in markets as of-the-money, risk reversal or butterfly options. Illiquid currency pairs are usually handled by using the data of the liquid pairs from which the illiquid currency can be derived. For more exotic products, unobservable model parameters may be estimated by fitting to reference prices provided by other non-quoted market sources.
Credit
The most common instrument in this asset class is the credit default swap (CDS), which is used to hedge credit exposure to third parties. In addition, models for first-to-default (FTD), n-to-default (NTD) and single-tranche collateralised debt obligation (CDO) products are also available. These products are valued with standard industry models, which estimate the probability of default of a single issuer (for CDS) or the joint probability of default of more than one issuer for FTD, NTD and CDO.
Valuation inputs are the yield curve, the CDS spread curve and the recovery rate. For indices and important individual issuers, the CDS spread curve is obtained in the market. For less liquid issuers, this spread curve is estimated using proxies or other credit-dependent instruments. Recovery rates are usually set to standard values. For listed single-tranche CDO, the correlation of joint default of several issuers is implied from the market. For FTD, NTD and bespoke CDO, the correlation is estimated from proxies or historical data when no other option is available.
Valuation adjustment for counterparty risk or default risk
The Credit valuation adjustment (CVA) is a valuation adjustment to over the counter (OTC) derivatives as a result of the risk associated with the credit exposure assumed to each counterparty.
The CVA is calculated taking into account potential exposure to each counterparty in each future period. The CVA for a specific counterparty is equal to the sum of the CVA for all the periods. The following inputs are used to calculate the CVA:
•Expected exposure: including for each transaction the mark-to-market (MtM) value plus an add-on for the potential future exposure for each period. Mitigating factors such as collateral and netting agreements are taken into account, as well as a temporary impairment factor for derivatives with interim payments.
•Severity: percentage of final loss assumed in a counterparty credit event/default.
•Probability of default: for cases where there is no market information (the CDS quoted spread curve, etc.), proxies based on companies holding exchange-listed CDS, in the same industry and with the same external rating as the counterparty, are used.
•Discount factor curve.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The Debit Valuation Adjustment (DVA) is a valuation adjustment similar to the CVA but, in this case, it arises as a result of the Group’s own risk assumed by its counterparties in OTC derivatives.
The CVA at 31 December 2020 amounted to EUR 408 million (resulting in an increase of 49.8% compared to 31 December 2019) and DVA amounted to EUR 233 million (resulting in an increase of 36% compared to 31 December 2019). These impacts are due to the fact that credit spread levels are at levels above 25% compared to 2019 due to the covid-19 pandemic. During the last semester there has been a significant drop in spreads, however the markets continue to reflect levels higher than those existing prior to the start of the pandemic.
The CVA at 31 December 2019 amounted to EUR 272 million (decrease of 22.5% compared to 31 December 2018) and DVA amounted EUR 171 million (decrease of 34.6% compared to 31 December 2018). The decrease is mainly due to improvements in the credit quality of counterparties, which has led to reductions in credit spreads in percentages of around 40% in the most liquid maturities.
The CVA at 31 December 2018 amounted to EUR 351 million (increase of 8.8% compared to 31 December 2017) and DVA amounted EUR 261 million (increase of 18.9% compared to 31 December 2017). The changes were due to the increase in credit spreads of more than 30% in the most liquid terms
In addition, the Group amounts the funding fair value adjustment (FFVA) is calculated by applying future market funding spreads to the expected future funding exposure of any uncollateralised component of the OTC derivative portfolio. This includes the uncollateralised component of collateralised derivatives in addition to derivatives that are fully uncollateralised. The expected future funding exposure is calculated by a simulation methodology, where available. The FFVA impact is not material for the consolidated financial statements as of 31 December 2020, 2019 and 2018.
As a result of the first application of IFRS 9, the exposure at 1 January 2018, in level 3 financial instruments, increased by EUR 2,183 million, mainly for loans and receivables, arising from new requirements regarding the classification and measurement of amortised cost items at other fair value items whose value is calculated using unobservable market inputs.
Grupo Santander has not carried out significant reclassifications of financial instruments between levels other than those disclosed in level 3 movement table during 2020.
In 2019, the Group reclassified between levels 2 and 3 financial instruments for a net amount of EUR 708 million (mainly due to reclassifications to level 2 of positions, both derivatives as debt instruments, with maturities for that there were already observable assessment inputs or on which new sources of information have been recurring prices, and at level 3 certain bonds in Brazil that, based on the criteria of observability of the Group, did not meet the requirements to be considered as observable inputs).
In 2018, the Group reclassified at level 3 the market value of certain transactions of bonds, long-term repos and derivatives for approximately EUR 1,300 million, due to the lack of liquidity in certain significant inputs used in the calculation of the fair value.
Valuation adjustments due to model risk
The valuation models described above do not involve a significant level of subjectivity, since they can be adjusted and recalibrated, where appropriate, through internal calculation of the fair value and subsequent comparison with the related actively traded price. However, valuation adjustments may be necessary when market quoted prices are not available for comparison purposes.
The sources of risk are associated with uncertain model parameters, illiquid underlying issuers, and poor quality market data or missing risk factors (sometimes the best available option is to use limited models with controllable risk). In these situations, the Group calculates and applies valuation adjustments in accordance with common industry practice. The main sources of model risk are described below:
•In the fixed income markets, the sources of model risk include bond index correlations, basis spread modelling, the risk of calibrating model parameters and the treatment of near-zero or negative interest rates. Other sources of risk arise from the estimation of market data, such as volatilities or yield curves, whether used for estimation or cash flow discounting purposes.
•In the stock markets, the sources of model risk include forward skew modelling, the impact of stochastic interest rates, correlation and multi-curve modelling. Other sources of risk arise from managing hedges of digital callable and barrier option payments. Also worthy of consideration as sources of risk are the estimation of market data such as dividends and correlation for quanto and composite basket options.
•For specific financial instruments relating to home mortgage loans secured by financial institutions in the UK (which are regulated and partially financed by the Government) and property asset derivatives, the main input is the Halifax House Price Index (HPI). In these cases, risk assumptions include estimations of the future growth and the volatility of the HPI, the mortality rate and the implied credit spreads.
•Inflation markets are exposed to model risk resulting from uncertainty around modelling the correlation structure among various Consumer Price Index (CPI) rates. Another source of risk may arise from the bid-offer spread of inflation-linked swaps.
•The currency markets are exposed to model risk resulting from forward skew modelling and the impact of stochastic interest rate and correlation modelling for multi-asset instruments. Risk may also arise from market data, due to the existence of specific illiquid foreign exchange pairs.
•The most important source of model risk for credit derivatives relates to the estimation of the correlation between the probabilities of default of different underlying issuers. For illiquid underlying issuers, the CDS spread may not be well defined.

Annual report 2020	Contents
Set forth below are the financial instruments at fair value whose measurement was based on internal models (levels 2 and 3) at 31 December 2020, 2019 and 2018:

EUR million
	Fair values calculated using internal models at
	2020*
	Level 2	Level 3	Valuation techniques	Main assumptions
ASSETS	146,468	8,543
Financial assets held for trading	67,826	740
Credit institutions	3	—	Present value method	Yield curves, FX market prices
Customers**	296	—	Present value method	Yield curves, FX market prices
Debt and equity instruments	1,453	10	Present value method	Yield curves, FX market prices
Derivatives	66,074	730
Swaps	54,488	272	Present value method, Gaussian Copula***	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	696	22	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	3,129	241	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate futures	1,069	—	Present value method	Yield curves, FX market prices
Index and securities options	554	94	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Liquidity
Other	6,138	101	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Correlation, HPI, Credit, Others
Hedging derivatives	8,325	—
Swaps	6,998	—	Present value method	Yield curves, FX market prices, Basis
Interest rate options	25	—	Black's Model	Yield curves, FX market prices, Volatility surfaces
Other	1,302	—	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	1,796	934
Equity instruments	984	505	Present value method	Market price, Interest rates curves, Dividends and Others
Debt instruments	555	134	Present value method	Yield curves
Loans and receivables**	257	295	Present value method, swap asset model & CDS	Yield curves and Credit curves
Financial assets designated at fair value through profit or loss	45,559	649
Central banks	9,481	—	Present value method	Yield curves, FX market prices
Credit institutions	11,973	163	Present value method	Yield curves, FX market prices
Customers****	24,102	19	Present value method	Yield curves, FX market prices, HPI
Debt instruments	3	467	Present value method	Yield curves, FX market prices
Equity instruments	—	—
Financial assets at fair value through other comprehensive income	22,962	6,220
Equity instruments	75	1,223	Present value method	Market price, Yield curves, Dividends and Others
Debt instruments	18,410	206	Present value method	Yield curves, FX market prices
Loans and receivables	4,477	4,791	Present value method	Yield curves, FX market prices and Credit curves

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

EUR million
	Fair values calculated using internal models at
	2020*
	Level 2	Level 3	Valuation techniques	Main assumptions
LIABILITIES	124,098	905
Financial liabilities held for trading	71,009	295
Derivatives	63,920	295
Swaps	51,584	81	Present value method, Gaussian Copula***	Yield curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	724	1	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	4,226	49	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Index and securities options	456	97	Black-Scholes Model	Yield curves, FX market prices
Interest rate and equity futures	1,054	2	Present value method	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI, Credit, Others
Other	5,876	65	Present value method, Advanced stochastic volatility models	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI, Credit, Others
Short positions	7,089	—	Present value method	Yield curves ,FX & EQ market prices, Equity
Hedging derivatives	6,869	—
Swaps	5,821	—	Present value method	Yield curves ,FX & EQ market prices, Basis
Interest rate options	13	—	Black's Model	Yield curves , Volatility surfaces, FX market prices, Liquidity
Other	1,035	—	Present value method, Advanced stochastic volatility models and other	Yield curves , Volatility surfaces, FX market prices, Credit, Liquidity, Other
Financial liabilities designated at fair value through profit or loss	45,310	610	Present value method	Yield curves, FX market prices
Liabilities under insurance contracts	910	—	Present Value Method with actuarial techniques	Mortality tables and interest rate curves

Annual report 2020	Contents

EUR million
	Fair values calculated using internal models at		Fair values calculated using internal models at
	2019*		2018*
	Level 2	Level 3	Level 2	Level 3	Valuation techniques
ASSETS	149,711	6,651	140,659	4,473
Financial assets held for trading	63,051	598	55,033	738
Credit institutions	—	—	—	—	Present Value method
Customers**	355	—	205	—	Present Value method
Debt and equity instruments	760	65	314	153	Present Value method
Derivatives	61,936	533	54,514	585
Swaps	51,594	182	44,423	185	Present Value method, Gaussian Copula***
Exchange rate options	469	8	617	2	Black-Scholes Model
Interest rate options	3,073	177	3,778	149	Black's Model, Heath-Jarrow- Morton Model
Interest rate futures	190	—	—	—	Present Value method
Index and securities options	1,164	95	1,118	198	Black-Scholes Model
Other	5,446	71	4,578	51	Present Value method, Monte Carlo simulation and others
Hedging derivatives	7,216	—	8,586	21
Swaps	6,485	—	7,704	21	Present Value method
Interest rate options	25	—	20	—	Black’s Model
Other	706	—	862	—	N/A
Non-trading financial assets mandatorily at fair value through profit or loss	1,780	1,601	7,492	1,403
Equity instruments	1,272	550	985	462	Present Value method
Debt securities issued	498	675	5,085	481	Present Value method
Loans and receivables**	10	376	1,422	460	Present Value method, swap asset model & CDS
Financial assets designated at fair value through profit or loss	58,833	664	53,482	876
Central banks	6,474	—	9,226	—	Present Value method
Credit institutions	21,598	50	22,897	201	Present Value method
Customers****	30,729	32	21,355	560	Present Value method
Debt instruments	32	582	4	115	Present Value method
Financial assets at fair value through other comprehensive income	18,831	3,788	16,066	1,435
Equity instruments	98	407	455	581	Present Value method
Debt instruments	17,486	188	14,699	165	Present Value method
Loans and receivables	1,247	3,193	912	689	Present Value method

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

EUR million
	Fair values calculated using internal models at		Fair values calculated using internal models at
	2019*		2018*
	Level 2	Level 3	Level 2	Level 3	Valuation techniques
LIABILITIES	132,582	1,074	127,991	442
Financial liabilities held for trading	67,068	290	53,950	289
Central banks	—	—	0	—	Present Value method
Credit institutions	—	—	0	—	Present Value method
Customers	—	—	0	—	Present Value method
Derivatives	61,789	290	53,950	289
Swaps	49,927	115	43,489	111	Present Value method, Gaussian Copula***
Exchange rate options	658	1	610	7	Black-Scholes Model
Interest rate options	4,291	34	4,411	26	Black's Model, Heath-Jarrow- Morton Model
Index and securities options	1,309	88	1,233	143	Black-Scholes Model
Interest rate and equity futures	20	2	7	—	Present Value method
Other	5,584	50	4,200	2	Present Value method, Monte Carlo simulation and others
Short positions	5,279	—	0	—	Present Value method
Hedging derivatives	6,048	—	6,352	6
Swaps	4,737	—	5,868	6	Present Value method
Interest rate options	10	—	158	—	Black’s Model
Other	1,301	—	326	—	Present Value method, Advanced stochastic volatility models and other
Financial liabilities designated at fair value through profit or loss	58,727	784	66,924	147	Present Value method
Liabilities under insurance contracts	739	—	765	—	Present Value method with actuarial techniques
*Level 2 internal models use data based on observable market parameters, while level 3 internal models use significant non-observable inputs in market data.
** Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
*** Includes credit risk derivatives with a net fair value of EUR -4 million at 31 December 2020 (31 December 2019 and 2018: net fair value of EUR 6 million and EUR 0 million, respectively). These assets and liabilities are measured using the Standard Gaussian Copula Model.
****Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.

Annual report 2020	Contents
Financial Instruments (level 3)
Set forth below are the Group’s main financial instruments measured using unobservable market data as significant inputs of the internal models (level 3):
•Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth and volatility thereof, and the mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.
–HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK’s portfolio.
–HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.
–HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of shorter-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.
–Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.
•Callable interest rate derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.
•Trading derivatives on interest rates, taking as an underlying asset titling and with the amortization rate (CPR, Conditional prepayment rate) as unobservable main entry.
•Derivatives from trading on inflation in Spain, where volatility is not observable in the market.
•Derivatives on volatility of long-term interest rates (more than 30 years) where volatility is not observable in the market at the indicated term.
•Equity volatility derivatives, specifically indices and equities, where volatility is not observable in the long term.
•Derivatives on long-term interest rate and FX in some Latam units (mainly Brazil), where for certain underlyings it is not possible to demonstrate observability to these terms.
•Debt instruments in Latam units linked to certain illiquid interest rates, for which there is no reasonable market observability.
•Illiquid equity in non-trading portfolios, classified at fair value through profit or loss and at fair value through equity.
•HTC&S (Hold to collect and sale) syndicated loans classified in the fair value category with changes in other comprehensive income, where the cost of liquidity is not directly observable in the market, as well as the prepayment option in favour of the borrower.
The measurements obtained using the internal models might have been different if other methods or assumptions had been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.
The net amount recognised in profit and loss in 2020 arising from models whose significant inputs are unobservable market data (level 3) amounted to EUR 193 million profit (EUR 185 million profit in 2019 and EUR 10 million profit in 2018).
The table below shows the effect, at 31 December 2020 on the fair value of the main financial instruments classified as level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

2020
Portfolio/ Instrument					Impacts (EUR million)
(Level 3)	Valuation technique	Main unobservable inputs	Range	Weighted average	Unfavourable scenario	Favourable scenario
Financial assets held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	31.55%	(0.07)	0.05
CCS	Discounted Cash Flows	Interest rate	(0.30)% - 0.66%	0.66%	—	0.20
Convertibility curve - NDFs Offshore	Forward stimation	Price	0% - 2%	0.61%	(0.72)	0.31
EQ Options	EQ option pricing model	Volatility	7.86% - 93.67%	48.37%	(1.46)	1.81
FRAs	Asset Swap model	Interest rate	0% - 5%	2.22%	(0.78)	0.63
FX Forward	Discounted Cash Flows	Swap Rate	(0.02)% - 0.30%	0.11%	—	—
FX Options	FX option pricing model	Volatility	0% - 50%	32.14%	(0.39)	0.70
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	(100)% - 50%	83.33%	(0.63)	0.31
Inflation Derivatives	Volatility option model	Volatility	0% - 50%	16.67%	(0.47)	0.23
IR Futures	Asset Swap model	Interest rate	0% - 15%	0.94%	(0.94)	0.06
IR Options	IR option pricing model	Volatility	0% - 100%	19.05%	(0.27)	0.06
IRS	Asset Swap model	Interest rate	(6)% - 12.50%	10%	(0.08)	0.13
IRS	Discounted Cash Flows	Swap Rate	5.90% - 6.31%	2.26%	(0.01)	0.02
IRS	Discounted Cash Flows	Credit spread	78.97bps - 202.37bps	9.82bps	(2.81)	1.29
IRS	Prepayment modelling	Prepayment rate	2.47% - 6.22%	0.06%	(0.12)	0.05
Property derivatives	Option pricing model	HPI Forward growth rate and HPI Spot rate	0% - 5%	2.50%	(17.82)	17.82
Swaptions	IR option pricing model	Volatility	0% - 50%	33.33%	(0.16)	0.31
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Repos / Reverse repos	Asset Swap Repo Model	Long-term repo spread	n/a	n/a	(0.18)	0.23
Mortgage portfolio	Black Scholes model	HPI Forward growth rate	0% - 5%	2.50%	(2.23)	2.23
Other loans	Present value method	Credit spreads	0.07% - 1.55%	0.74%	(0.35)	0.35
Debt securities
Government debt	Discounted Cash Flows	Interest rate	0% - 10%	8.33%	(0.78)	3.91
Other debt securities	Price based	Market Price	90% - 110%	10%	(0.15)	0.15
Property securities	Probability weighting	HPI Forward growth rate and HPI Spot rate	0% - 5%	2.50%	(7.24)	7.24
Non-trading financial assets mandatorily at fair value through profit or loss
Equity instruments
Equities	Price Based	Price	90% - 110%	10%	(50.47)	50.47
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n/a	n/a	(6.72)	—
Loans	Discounted Cash Flows	Interest rate curve	(0.15)% - 0.15%	0.15%	(0.09)	0.09
Other loans	Present value method	Credit spreads	0.15% - 0.53%	0.19%	(0.04)	0.04
Debt securities
Government debt	Discounted Cash Flows	Interest rate	1.10% - 1.30%	0.10%	—	—
Equity instruments
Equities	Price Based	Price	90% - 110%	10%	(122.14)	122.14
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	34.61%	(0.02)	0.01
EQ Options	Option pricing model	HPI Forward growth rate and HPI Spot rate	0% - 5%	2.50%	(6.35)	6.35

Annual report 2020	Contents
Lastly, the changes in the financial instruments classified as Level 3 in 2020, 2019 and 2018 were as follows:

	01/01/2020	Changes						31/12/2020
EUR million	Fair value calculated using internal models (Level 3)	Purchases/ Issuances	Sales/Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (level 3)
Financial assets held for trading	598	52	(98)	330	—	(45)	(97)	740
Debt instruments	65	7	(27)	1	—	—	(39)	7
Equity instruments	—	3	—	—	—	—	—	3
Trading derivatives	533	42	(71)	329	—	(45)	(58)	730
Swaps	182	—	(8)	116	—	(8)	(10)	272
Exchange rate options	8	—	—	15	—	—	(1)	22
Interest rate options	177	15	(12)	61	—	—	—	241
Index and securities options	95	25	(43)	85	—	(38)	(30)	94
Other	71	2	(8)	52	—	1	(17)	101
Financial assets at fair value through profit or loss	664	280	(45)	17	—	(91)	(176)	649
Credit entities	50	164	—	(1)	—	(50)	—	163
Loans and advances to customers	32	—	(15)	3	—	—	(1)	19
Debt instruments	582	116	(30)	15	—	(41)	(175)	467
Non-trading financial assets mandatorily at fair value through profit or loss	1,601	120	(292)	(36)	—	(119)	(340)	934
Loans and advances to customers	376	104	(136)	12	—	(30)	(31)	295
Debt instruments	675	—	(144)	(63)	—	2	(336)	134
Equity instruments	550	16	(12)	15	—	(91)	27	505
Financial assets at fair value through other comprehensive income	3,788	8,795	(7,616)	—	(390)	571	1,072	6,220
TOTAL ASSETS	6,651	9,247	(8,051)	311	(390)	316	459	8,543
Financial liabilities held for trading	290	40	(14)	130	—	(96)	(55)	295
Trading derivatives	290	40	(14)	130	—	(96)	(55)	295
Swaps	115	8	—	(7)	—	(26)	(9)	81
Exchange rate options	1	—	—	2	—	—	(2)	1
Interest rate options	34	11	(2)	6	—	—	—	49
Index and securities options	88	21	(8)	95	—	(70)	(29)	97
Securities and interest rate futures	2	—	—	—	—	—	—	2
Others	50	—	(4)	34	—	—	(15)	65
Financial liabilities designated at fair value through profit or loss	784	4	(3)	(12)	—	(32)	(131)	610
TOTAL LIABILITIES	1,074	44	(17)	118	—	(128)	(186)	905

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	01/01/2019	Changes						31/12/2019
EUR million	Fair value calculated using internal models (level 3)	Purchases /Issuances	Sales/Settlements	Changes in fair value recognized in profit or loss	Changes in fair value recognized in equity	Level reclassifications	Other	Fair value calculated using internal models (level 3)
Financial assets held for trading	738	142	(80)	115	—	(317)	—	598
Debt instruments and equity instruments	153	34	(38)	4	—	(88)	—	65
Trading derivatives	585	108	(42)	111	—	(229)	—	533
Swaps	185	10	(14)	22	—	(20)	(1)	182
Exchange rate options	2	—	—	6	—	—	—	8
Interest rate options	149	—	(5)	33	—	—	—	177
Index and securities options	198	48	(18)	50	—	(182)	(1)	95
Other	51	50	(5)	—	—	(27)	2	71
Hedging derivatives (Assets)	21	—	—	—	—	(21)	—	—
Swaps	21	—	—	—	—	(21)	—	—
Financial assets at fair value through profit or loss	876	55	(16)	65	—	(261)	(55)	664
Credit entities	201	—	—	—	—	(151)	—	50
Loans and advances to customers	560	20	(9)	(1)	—	(496)	(42)	32
Debt instruments	115	35	(7)	66	—	386	(13)	582
Non-trading financial assets mandatorily at fair value through profit or loss	1,403	426	(325)	81	—	—	16	1,601
Loans and advances to customers	460	126	(252)	21	—	—	21	376
Debt instruments	481	199	(7)	(10)	—	—	12	675
Equity instruments	462	101	(66)	70	—	—	(17)	550
Financial assets at fair value through other comprehensive income	1,435	4,424	(1,698)	—	(190)	(252)	69	3,788
TOTAL ASSETS	4,473	5,047	(2,119)	261	(190)	(851)	30	6,651

Financial liabilities held for trading	289	136	(12)	45	—	(164)	(4)	290
Trading derivatives	289	136	(12)	45	—	(164)	(4)	290
Swaps	111	6	(5)	(17)	—	20	—	115
Exchange rate options	7	1	—	—	—	(7)	—	1
Interest rate options	26	—	—	8	—	—	—	34
Index and securities options	143	79	(7)	51	—	(177)	(1)	88
Securities and interest rate futures	—	3	—	—	—	—	(1)	2
Others	2	47	—	3	—	—	(2)	50
Hedging derivatives (Liabilities)	6	—	—	—	—	(6)	—	—
Swaps	6	—	—	—	—	(6)	—	—
Financial liabilities designated at fair value through profit or loss	147	298	(5)	31	—	313	—	784
TOTAL LIABILITIES	442	434	(17)	76	—	143	(4)	1,074

Annual report 2020	Contents

	01/01/2018							31/12/2018
EUR million	Fair value calculated using internal models (level 3)	Purchases/ Issuances	Sales/Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (level 3)
Financial assets held for trading	437	85	(60)	(16)	—	312	(20)	738
Debt instruments and equity instruments	32	22	(40)	2	—	141	(4)	153
Trading derivatives	405	63	(20)	(18)	—	171	(16)	585
Swaps	189	—	(8)	4	—	4	(4)	185
Exchange rate options	5	—	—	(2)	—	—	(1)	2
Interest rate options	162	—	(3)	(16)	—	8	(2)	149
Index and securities options	5	41	(1)	(35)	—	195	(7)	198
Other	44	22	(8)	31	—	(36)	(2)	51
Hedging derivatives (Assets)	18	—	—	3	—	—	—	21
Swaps	18	—	—	3	—	—	—	21
Financial assets designated at fair value through profit or loss	—	105	—	19	—	699	53	876
Credit entities	—		—	(1)	—	202	—	201
Loans and advances to customers	—	—	—	6	—	497	57	560
Debt instruments	—	105	—	14	—	—	(4)	115
Non-trading financial assets mandatorily at fair value through profit or loss	1,365	66	(35)	12	—	31	(36)	1,403
Loans and advances to customers	465	56	(22)	20	—	—	(59)	460
Debt instruments	518	—	(7)	(29)	—	1	(2)	481
Equity instruments	382	10	(6)	21	—	30	25	462
Financial assets at fair value through other comprehensive income	1,726	162	(238)	—	(269)	147	(93)	1,435
TOTAL ASSETS	3,546	418	(333)	18	(269)	1,189	(96)	4,473

Financial liabilities held for trading	182	41	(95)	9	—	161	(9)	289
Trading derivatives	182	41	(95)	9	—	161	(9)	289
Swaps	100	—	(7)	(7)	—	28	(3)	111
Exchange rate options	9	—	—	(2)	—	—	—	7
Interest rate options	19	—	(1)	(1)	—	10	(1)	26
Index and securities options	41	41	(87)	25	—	128	(5)	143
Other	13	—	—	(6)	—	(5)	—	2
Hedging derivatives (Liabilities)	7	—	—	(1)	—	—	—	6
Swaps	7		—	(1)	—	—	—	6
Financial liabilities designated at fair value through profit or loss	7	140	—	—	—	—	—	147
TOTAL LIABILITIES	196	181	(95)	8	—	161	(9)	442

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
iv. Recognition of fair value changes
As a general rule, changes in the carrying amount of financial assets and liabilities are recognised in the consolidated income statement. A distinction is made between the changes resulting from the accrual of interest and similar items, (which are recognised under Interest income or Interest expense, as appropriate), and those arising for other reasons, which are recognised at their net amount under 'Gains/losses on financial assets and liabilities'.
Adjustments due to changes in fair value arising from:
•Financial assets at fair value with changes in other comprehensive income are recorded temporarily, in the case of debt instruments in 'Other comprehensive income - Elements that can be reclassified to profit or loss - Financial assets at fair value with changes in other comprehensive income', while in the case of equity instruments are recorded in 'other comprehensive income - Elements that will not be reclassified to line item - Changes in the fair value of equity instruments valued at fair value with changes in other comprehensive income'.
Exchange differences on debt instruments measured at fair value with changes in other comprehensive income are recognised under 'Exchange Differences, net' of the consolidated income statement. Exchange differences on equity instruments, in which the irrevocable option of being measured at fair value with changes in other comprehensive income has been chosen, are recognised in 'Other comprehensive income - Items that will not be reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income'.
•Items charged or credited to 'Items that may be reclassified to profit or loss – Financial assets at fair value through other comprehensive income' and 'Other comprehensive income – Items that may be reclassified to profit or loss – Exchange differences in equity' remain in the Group's consolidated equity until the asset giving rise to them is impaired or derecognised, at which time they are recognised in the consolidated income statement.
•Unrealised gains on Financial assets classified as Non-current assets held for sale because they form part of a disposal group or a discontinued operation are recognised in Other comprehensive income under Items that may be reclassified to profit or loss – Non-current assets held for sale.
v. Hedging transactions
The consolidated entities use financial derivatives for the following purposes: i) to facilitate these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Group entities’ own positions and assets and liabilities (hedging derivatives); and iii) to obtain gains from changes in the prices of these derivatives (derivatives).
Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.
A derivative qualifies for hedge accounting if all the following conditions are met:
1.    The derivative hedges one of the following three types of exposure:
a.Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (fair value hedge).
b.Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (cash flow hedge).
c.The net investment in a foreign operation (hedge of a net investment in a foreign operation).
2.    It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:
a.At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).
b.There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (retrospective effectiveness). To this end, the Group checks that the results of the hedge were within a range of 80% to 125% of the results of the hedged item.
3.    There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this hedge was expected to be achieved and measured, provided that this is consistent with the Group’s management of own risks.
The changes in value of financial instruments qualifying for hedge accounting are recognised as follows:
a.In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items attributable to the type of risk being hedged are recognised directly in the consolidated income statement.
In fair value hedges of interest rate risk on a portfolio of financial instruments, the gains or losses that arise on measuring the hedging instruments are recognised directly in the consolidated income statement, whereas the gains or losses due to changes in the fair value of the hedged amount (attributable to the hedged risk) are recognised in the consolidated income statement with a balancing entry under Changes in the fair value of hedged items in portfolio hedges of interest rate risk on the asset or liability side of the balance sheet, as appropriate.

Annual report 2020	Contents
b.    In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognised temporarily in Other comprehensive income – under Items that may be reclassified to profit or loss – Hedging derivatives – Cash flow hedges (effective portion) until the forecast transactions occur, when it is recognised in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.
c.    In hedges of a net investment in a foreign operation, the gains or losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognised temporarily in Other comprehensive income under Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations until the gains or losses – on the hedged item are recognised in profit or loss.
d.    The ineffective portion of the gains or losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation is recognised directly under Gains/losses on financial assets and liabilities (net) in the consolidated income statement, in Gains or losses from hedge accounting, net.
If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified for accounting purposes as a trading derivative.
When fair value hedge accounting is discontinued, the adjustments previously recognised on the hedged item are amortised to profit or loss at the effective interest rate recalculated at the date of hedge discontinuation. The adjustments must be fully amortised at maturity.
When cash flow hedge accounting is discontinued, any cumulative gain or loss on the hedging instrument recognised in equity under other comprehensive income - Items that may be reclassified to profit or loss (from the period when the hedge was effective) remains in this equity item until the forecast transaction occurs, at which time it is recognised in profit or loss, unless the transaction is no longer expected to occur, in which case the cumulative gain or loss is recognised immediately in profit or loss.
vi. Derivatives embedded in hybrid financial instruments
Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as financial assets/liabilities designated at fair value through profit or loss or as Financial assets/liabilities held for trading.
e) Derecognition of financial assets and liabilities
The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:
1.    If the Group transfers substantially all the risks and rewards to third parties unconditional -sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitisation of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is derecognised and any rights or obligations retained or created in the transfer are recognised simultaneously.
2.    If the Group retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases-, the transferred financial asset is not derecognised and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognised:
a.An associated financial liability, which is recognised for an amount equal to the consideration received and is subsequently measured at amortised cost, unless it meets the requirements for classification under 'Financial liabilities designated at fair value through profit or loss'.
b.The income from the transferred financial asset not derecognised and any expense incurred on the new financial liability, without offsetting.
3.    If the Group neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitisation of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases- the following distinction is made:
a.If the transferor does not retain control of the transferred financial asset, the asset is derecognised and any rights or obligations retained or created in the transfer are recognised.
b.If the transferor retains control of the transferred financial asset, it continues to recognise it for an amount equal to its exposure to changes in value and recognises a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortised cost of the rights and obligations retained, if the transferred asset is measured at amortised cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Accordingly, financial assets are only derecognised when the rights to the cash flows they generate have expired or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognised when the obligations they generate have been extinguished or when they are acquired with the intention either to cancel them or to resell them.
Regarding contractual modifications of financial assets, Grupo Santander has differentiated them into two main categories in relation to the conditions under which a modification leads to a derecognition or disposal of the financial asset (and the recognition of a new financial asset) and those under which the accounting of the original financial instrument with the modified terms is maintained:

•Contractual modifications for commercial or market reasons, which are generally carried out at the request of the debtor to apply current market conditions to the debt. The new contract is considered a new transaction and, consequently, it is necessary to derecognize the original financial asset and recognize a new financial asset subject to the classification and measurement requirements established by IFRS 9. Also, the new financial asset will be recorded at fair value and, if applicable, the difference between the carrying amount of the asset derecognized and the fair value of the new asset will be recognized in profit or loss.
•Modifications due to refinancing or restructuring, in which the payment conditions are modified to allow a customer that is experiencing financial difficulties (current or foreseeable) to meet its payment obligations and that, if such modification had not been made, it would be reasonably certain that it would not be able to meet such payment obligations. In this case, the modification does not result in the derecognition of the financial asset, but rather the original financial asset is maintained and does not require a new assessment of its classification and measurement. When assessing credit impairment, the current credit risk (considering the modified cash flows) should be compared with the credit risk at initial recognition. Finally, the gross carrying amount of the financial asset (the present value of the renegotiated or modified contractual cash flows that are discounted at the original effective interest rate of the financial asset) should be recalculated, with a gain or loss recognized in profit or loss for the difference.

Annual report 2020	Contents
f) Offsetting of financial instruments
Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the Group entities currently have a legally enforceable right to set off the recognised amounts and intend either to settle on a net basis, or to realise the asset and settle the liability simultaneously.
Following is the detail of financial assets and liabilities that were offset in the consolidated balance sheets as of 31 December 2020, 2019 and 2018:

	31 December 2020
	EUR million
Assets	Gross amount of financial assets	Gross amount of financial assets offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	136,437	(60,975)	75,462
Reverse repurchase agreements	82,865	(16,078)	66,787
Total	219,302	(77,053)	142,249

	31 December 2019
	EUR million
Assets	Gross amount of financial assets	Gross amount of financial assets offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	126,389	(55,776)	70,613
Reverse repurchase agreements	89,465	(5,168)	84,297
Total	215,854	(60,944)	154,910

	31 December 2018
	EUR million
Assets	Gross amount of financial assets	Gross amount of financial assets offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	107,055	(42,509)	64,546
Reverse repurchase agreements	79,114	(4,031)	75,083
Total	186,169	(46,540)	139,629

	31 December 2020
	EUR million
Liabilities	Gross amount of financial liabilities	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	132,313	(60,975)	71,338
Reverse repurchase agreements	77,925	(16,078)	61,847
Total	210,238	(77,053)	133,185

	31 December 2019
	EUR million
Liabilities	Gross amount of financial liabilities	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	124,840	(55,776)	69,064
Reverse repurchase agreements	81,087	(5,168)	75,919
Total	205,927	(60,944)	144,983

	31 December 2018
	EUR million
Liabilities	Gross amount of financial liabilities	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	104,213	(42,509)	61,704
Reverse repurchase agreements	82,201	(4,031)	78,170
Total	186,414	(46,540)	139,874

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
At 31 December 2020, Grupo Santander has offset other items amounting to EUR 1,194 million (EUR 1,366 million and EUR 1,445 million at 31 December 2019 and 2018, respectively).
At 31 December 2020 the balance sheet shows the amounts EUR 130,653 million (EUR 141,201 million and EUR 128,637 million at 31 December 2019 and 2018) on derivatives and repos as assets and EUR 122,416 million (EUR 134,694 million and EUR 130,969 million at 31 December 2019 and 2018) on derivatives and repos as liabilities that are subject to netting and collateral arrangements.
g) Impairment of financial assets
i. Definition
Grupo Santander associates an impairment in the value to financial assets measured at amortised cost, debt instruments measured at fair value with changes in other comprehensive income, lease receivables and commitments and guarantees granted that are not measured at fair value.
The impairment for expected credit losses is recorded with a charge to the consolidated income statement for the period in which the impairment arises. In the event of occurrence, the recoveries of previously recognised impairment losses are recorded in the consolidated income statement for the period in which the impairment no longer exists or is reduced.
In the case of purchased or originated credit-impaired assets, the Group only recognizes at the reporting date the changes in the expected credit losses during the life of the asset since the initial recognition as a credit loss. In the case of assets measured at fair value with changes in other comprehensive income, the changes in the fair value due to expected credit losses are charged in the consolidated income statement of the year where the change happened, reflecting the rest of the valuation in other comprehensive income.
As a rule, the expected credit loss is estimated as the difference between the contractual cash flows to be recovered and the expected cash flows discounted using the original effective interest rate. In the case of purchased or originated credit-impaired assets, this difference is discounted using the effective interest rate adjusted by credit rating.
Depending on the classification of financial instruments, which is mentioned in the following sections, the expected credit losses may be along 12 months or during the life of the financial instrument:
•12-month expected credit losses: arising from the potential default events, as defined in the following sections that are estimated to be likely to occur within the 12 months following the reporting date. These losses will be associated with financial assets classified as "normal risk" as defined in the following sections.
•Expected credit losses over the life of the financial instrument: arising from the potential default events that are estimated to be likely to occur throughout the life of the financial instruments. These losses are associated with financial assets classified as "normal risk under watchlist" or 'doubtful risk'.
With the purpose of estimating the expected life of the financial instrument all the contractual terms have been taken into account (e.g. prepayments, duration, purchase options, etc.), being the contractual period (including extension options) the maximum period considered to measure the expected credit losses. In the case of financial instruments with an uncertain maturity period and a component of undrawn commitment (e.g.: credit cards), the expected life is estimated through quantitative analyses to determine the period during which the entity is exposed to credit risk, also considering the effectiveness of management procedures that mitigate such exposure (e.g. the ability to unilaterally cancel such financial instruments, etc.).
The following constitute effective guarantees:
a)    Mortgage guarantees on housing as long as they are first duly constituted and registered in favour of the entity. The properties include:
i.Buildings and building elements, distinguishing among:
•Houses.
•Offices, stores and multi-purpose premises.
•Rest of buildings such as non-multi-purpose premises and hotels.
ii.Urban and developable ordered land.
iii. Rest of properties that classify as: buildings and building elements under construction, such as property development in progress and halted development, and the rest of land types, such as rustic lands.
b)    Collateral guarantees on financial instruments in the form of cash deposits and debt securities issued by creditworthy issuers.
c)    Other types of real guarantees, including properties received in guarantee and second and subsequent mortgages on properties, as long as the entity demonstrates its effectiveness. When assessing the effectiveness of the second and subsequent mortgages on properties the entity will implement particularly restrictive criteria. It will take into account, among others, whether the previous charges are in favour of the entity itself or not and the relationship between the risk guaranteed by them and the property value.
d)    Personal guarantees, as well as the incorporation of new owners, covering the entire amount of the financial instruments and implying direct and joint liability to the entity of persons or other entities whose solvency is sufficiently proven to ensure the repayment of the loan on the agreed terms.
The different aspects that the Group considers for the evaluation of effective guarantees are set out below in relation to the individual analysis.

Annual report 2020	Contents
ii. Financial instruments presentation
For the purposes of estimating the impairment amount, and in accordance with its internal policies, the Group classifies its financial instruments (financial assets, commitments and guarantees) measured at amortised cost or fair value through other comprehensive income in one of the following categories:
•Normal Risk ('stage 1'): includes all instruments that do not meet the requirements to be classified in the rest of the categories.
•Normal risk under watchlist ('stage 2'): includes all instruments that, without meeting the criteria for classification as doubtful or default risk, have experienced significant increases in credit risk since initial recognition.
In order to determine whether a financial instrument has increased its credit risk since initial recognition and is to be classified in stage 2, the Group considers the following criteria:

Quantitative criteria	Changes in the risk of a default occurring through the expected life of the financial instrument are analysed and quantified with respect to its credit level in its initial recognition.

With the purpose of determining if such changes are considered as significant, with the consequent classification into stage 2, each Group unit has defined the quantitative thresholds to consider in each of its portfolios taking into account corporate guidelines ensuring a consistent interpretation in all units.

Within the quantitative thresholds, two types are considered: A relative threshold is those that compare current credit quality with credit quality at the time of origination in percentage terms of change. In addition, an absolute threshold compares both references in total terms, calculating the difference between the two. These absolute/relative concepts are used homogeneously (with different values) in all geographies. The use of one type of threshold or another (or both) is determined in accordance with the process described in note 54, below, and is marked by the type of portfolio and characteristics such as the starting point of the average credit quality of the portfolio.
Qualitative criteria
In addition to the quantitative criteria indicated, various indicators are used that are aligned with those used by the Group in the normal management of credit risk. Irregular positions of more than 30 days and renewals are common criteria in all Group units. In addition, each unit can define other qualitative indicators, for each of its portfolios, according to the particularities and normal management practices in line with the policies currently in force (i.e. use of management alerts, etc.).
The use of these qualitative criteria is complemented with the use of an expert judgement, under the corresponding governance.

In the case of forbearances, instruments classified as 'normal risk under watchlist' may be generally reclassified to 'normal risk' in the following circumstances: at least two years have elapsed from the date of reclassification to that category or from its forbearance date, the client has paid the accrued principal and interest balance, and the client has no other instruments with more than 30 days past due balances.
•Doubtful Risk ('stage 3'): includes financial instruments, overdue or not, in which, without meeting the circumstances to classify them in the category of default risk, there are reasonable doubts about their total repayment (principal and interests) by the client in the terms contractually agreed. Likewise, off-balance-sheet exposures whose payment is probable and their recovery doubtful are considered in stage 3. Within this category, two situations are differentiated:
–Doubtful risk for non-performing loans: financial instruments, irrespective of the client and guarantee, with balances more than 90 days past due for principal, interest or expenses contractually agreed.
This category also includes all loan balances for a client which overdue amount more than 90 days past due is greater than 20% of the loan receivable balance.
These instruments may be reclassified to other categories if, as a result of the collection of part of the past due balances, the reasons for their classification in this category do not remain and the client does not have balances more than 90 days past due in other loans.
–Doubtful risk for reasons other than non-performing loans: this category includes doubtful recovery financial instruments that are not more than 90 days past due.
Grupo Santander considers that a financial instrument to be doubtful for reasons other than delinquency when one or more combined events have occurred with a negative impact on the estimated future cash flows of the financial instrument. To this end, the following indicators, among others, are considered:
a)Negative net equity or decrease because of losses of the client's net equity by at least 50% during the last financial year.
b)Continued losses or significant decrease in revenue or, in general, in the client's recurring cash flows.
c)Generalised delay in payments or insufficient cash flows to service debts.
d)Significantly inadequate economic or financial structure or inability to obtain additional financing by the client.
e)Existence of an internal or external credit rating showing that the client is in default.
f)Existence of overdue customer commitments with a significant amount to public institutions or employees.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
These financial instruments may be reclassified to other categories if, as a result of an individualised study, reasonable doubts do not remain about the total repayment under the contractually agreed terms and the client does not have balances with more than 90 days past due.
In the case of forbearances, instruments classified as doubtful risk may be reclassified to the category of 'normal risk under watchlist' when the following circumstances are present: a minimum period of one year has elapsed from the forbearance date, the client has paid the accrued principal and interest amounts, and the client has no other loan balance with more than 90 days past due.
•Default Risk: includes all financial assets, or part of them, for which, after an individualised analysis, their recovery is considered remote due to a notorious and irrecoverable deterioration of their solvency.
In any event, except in the case of financial instruments with effective collateral covering a substantial portion of the transaction amount, the Group generally consider as remote the following:
- Those operations that, after an individualized analysis, are categorized as unsustainable debt, assuming an irrecoverability of such debt.
- Transactions classified as doubtful due to non-performing loans with recovery costs that exceed the amounts receivable.
- The operations on which the award is executed. The queue of these operations shall be included under default risk, as the recovery of the flows, provided that no further guarantees associated with the operation remain after the award of the property.
- Those operations on which a deduction is made, the portion of the operation corresponding to that deduction, will be given as a balance at the time of signature.
A financial asset amount is maintained in the balance sheet until they are considered as a "default risk", either all or a part of it, and the write-off is registered against the balance sheet.
In the case of operations that have only been partially derecognised, for forgiveness reasons or because part of the total balance is considered unrecoverable, the remaining amount shall be fully classified in the category of "doubtful risk", except where duly justified.
The classification of a financial asset, or part of it, as a 'default risk' does not involve the disruption of negotiations and legal proceedings to recover the amount.
iii. Impairment valuation assessment
Grupo Santander has policies, methods and procedures in place to hedge its credit risk, both due to the insolvency attributable to counterparties and its residence in a specific country.
These policies, methods and procedures are applied in the concession, study and documentation of financial assets, commitments and guarantees, as well as in the identification of their impairment and in the calculation of the amounts needed to cover their credit risk.
The asset impairment model in IFRS 9 applies to financial assets measured at amortised cost, debt instruments at fair value with changes in other comprehensive income, lease receivables and commitments and guarantees granted that are not measured at fair value.
The impairment represents the best estimation of the financial assets expected credit losses at the balance sheet date, assessed both individually and collectively.
•Individually: for the purposes of estimating the provisions for credit risk arising from the insolvency of a financial instrument, the Group individually assesses impairment by estimating the expected credit losses on those financial instruments that are considered to be significant and with sufficient information to make such an estimate.
Therefore, this classification mostly includes wholesale banking customers —Corporations, specialised financing— as well as some of the largest companies —Chartered and real estate developers— from retail banking. The determination of the perimeter in which the individualised estimate is applied is detailed in a later section.
The individually assessed impairment estimate is equal to the difference between the gross carrying amount of the financial instrument and the estimated value of the expected cash flows receivable discounted using the original effective interest rate of the transaction. The estimate of these cash flows takes into account all available information on the financial asset and the effective guarantees associated with that asset. This estimation process is detailed below.
•Collectively: the Group also assesses impairment by estimating the expected credit losses collectively in cases where they are not assessed on an individual basis. This includes, for example, loans with individuals, sole proprietors or businesses in retail banking subject to a standardised risk management.
For the purposes of the collective assessment of expected credit losses, the Group has consistent and reliable internal models. For the development of these models, instruments with similar credit risk characteristics that are indicative of the debtors' capacity to pay are considered.
The credit risk characteristics used to group the instruments are, among others: type of instrument, debtor's sector of activity, geographical area of activity, type of guarantee, aging of past due balances and any other factor relevant to estimating the future cash flows.
Grupo Santander performs retrospective and monitoring tests to evaluate the reasonableness of the collective estimate.

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On the other hand, the methodology required to estimate the expected credit loss due to credit events is based on an unbiased and weighted consideration by the probability of occurrence of a series of scenarios, considering a range of three to five possible future scenarios, depending on the characteristics of each unit, which could have an impact on the collection of contractual cash flows, always taking into account the time value of money, as well as all available and relevant information on past events, current conditions and forecasts of the evolution of macroeconomic factors that are shown to be relevant for the estimation of this amount (for example: GDP (Gross Domestic Product), housing price, unemployment rate, etc.).
The estimation of expected losses requires expert judgment and the support of historical, current and future information. The probability of loss is measured considering past events, the present situation and future trends of macroeconomic factors.
Grupo Santander uses forward-looking information in both internal risk management and prudential regulation processes, so that for the calculation of the impairment loss allowance, various scenarios are incorporated that take advantage of the experience with such information, thus ensuring consistency in obtaining the expected loss.
The challenge of the exercise has focused on the uncertainty of the economic outlook caused by the covid-19 crisis, coupled with a complex environment for value creation.
Grupo Santander has internally ensured the criteria to be followed for guarantees received from government bodies, both through credit lines and other public guarantees, so that when they are adequately reflected in each of the contracts, they are recognised as mitigating factors of the potential expected losses, and therefore of the provisions to be recognised, based on the provisions of the applicable standard (IFRS 9 Par. B5.5.55). Furthermore, where applicable, these guarantees are appropriately reflected in the mitigation of the significant increase in risk, considering their nature as personal guarantees.
For the estimation of the parameters used in the estimation of impairment provisions -EAD (exposure at default), PD (probability of default), LGD (loss given default)-, the Group based its experience in developing internal models for the estimation of parameters both in the regulatory area and for management purposes, adapting the development of the impairment provision models under IFRS 9.
•Exposure at default: is the amount of estimated risk incurred at the time of the counterparty's analysis.
•Probability of default: is the estimated probability that the counterparty will default on its principal and/or interest payment obligations.
•Loss given default: is the estimate of the severity of the loss incurred in the event of non-compliance. It depends mainly on the updating of the guarantees associated with the operation and the future cash flows that are expected to be recovered.
In any case, when estimating the flows expected to be recovered, portfolio sales are included. It should be noted that due to the Group's recovery policy and the experience observed in relation to the prices of past sales of assets classified as stage 3 and/or default risk, there is no substantial divergence between the flows obtained from recoveries after performing recovery management of the assets with those obtained from the sale of portfolios of assets discounting structural expenses and other costs incurred.
The definition of default implemented by the Group for the purpose of calculating the impairment provision models is based on the definition in Article 178 of Regulation 575/2013 of the European Union (CRR), which is fully aligned with the requirements of IFRS 9, which considers that a "default" exists in relation to a specific customer/contract when at least one of the following circumstances exists: the entity considers that there are reasonable doubts about the payment of all its credit obligations or that the customer/contract is in an irregular situation for more than 90 days with respect to any significant credit obligation.
In addition, the Group considers the risk generated in all cross-border transactions due to circumstances other than the usual commercial risk of insolvency (sovereign risk, transfer risk or risks arising from international financial activity, such as wars, natural catastrophes, balance of payments crisis, etc.).
IFRS 9 includes a series of practical solutions that can be implemented by entities, with the aim of facilitating its implementation. However, in order to achieve a complete and high-level implementation of the standard, and following the best practices of the industry, the Group does not apply these practical solutions in a generalised manner:
–Rebuttable presumption that the credit risk has increased significantly, when payments are more than 30 days past due: this threshold is used as an additional, but not primary, indicator of significant risk increase. Additionally, there may be cases in the Group where its use has been rebutted as a result of studies that show a low correlation of the significant risk increase with this past due threshold. The volume rebutted does not exceed 0.1% of the Group's total exposure.
–Assets with low credit risk at the reporting date: the Group assesses the existence of significant risk increase in all its financial instruments.
This information is provided in more detail in note 53 b.
iv. Detail of individual estimate of impairment
For the individual estimate of the assessment for impairment of the financial asset, the Group has a specific methodology to estimate the value of the cash flows expected to be collected:
•Recovery through the debtor's ordinary activities (going concern approach).
•Recovery through the execution and sale of the collateral guaranteeing the operations (going concern approach).

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Going concern approach:
a. Evaluation of the effectiveness of guarantees
Grupo Santander assesses the effectiveness of all the guarantees associated considering the following:
•The time required to execute these guarantees.
•Grupo Santander's ability to enforce or assert these guarantees in its favour.
•The existence of limitations imposed by each local unit´s regulation on the foreclosure of collateral.
Under no circumstances the Group considers that a guarantee is effective if its effectiveness depends substantially on the solvency of the debtor, as could be the case:
•Promises of shares or other securities of the debtor himself when their valuation may be significantly affected by a debtor's default.
•Personal cross-collateralisation: when the guarantor of a transaction is, at the same time, guaranteed by the holder of that transaction.
On the basis of the foregoing, the following types of guarantees are considered to be effective:
•Mortgage guarantees on properties, which are first charge, duly constituted and registered. Real estate includes:
–Buildings and finished building elements.
–Urban and developable land in order.
–Other real estate, including buildings under construction, developments in progress or at a standstill, and other land, such as rural properties.
•Pledges on financial instruments such as cash deposits, debt securities of reputables issuers or equity instruments.
•Other types of security interests, including movable property received as security and second and subsequent mortgages on real state , provided that they are proven to be effective under particularly restrictive criteria.
•Personal guarantees, including new holders, covering the entire amount and involving direct and joint liability to the entity, from persons or entities whose equity solvency ensures repayment of the transaction under the agreed terms.
b. Valuation of guarantees
Grupo Santander assesses the guarantees on the basis of their nature in accordance with the following:
•Mortgage guarantees on properties associated with financial instruments, using a complete individual valuations carried out by independent valuation experts and under generally accepted valuation standards. If this is not possible, alternative valuations are used with duly documented and approved internal valuation models.
•Personal guarantees are valued individually on the basis of the guarantor´s updated information.
•The rest of the guarantees are valued based of current market values.
c. Adjustments to the value of guarantees and estimation of future cash flow inflows and outflows
Grupo Santander applies a series of adjustments to the value of the guarantees in order to improve the reference values:
•Adjustments based on the historical sales experience of local units for certain types of assets.
•Individual expert adjustments based on additional management information.
Likewise, to adjust the value of the guarantees, the time value of money is taken into account based on the historical experience of each of the units, estimating:
•Period of adjudication.
•Estimated time of sale of the asset.
In addition, the Group takes into account all those cash inflows and outflows linked to that guarantee until it is sold:
•Possible future income commitments in favour of the borrower which will available after the asset is awarded.
•Estimated foreclosure costs.
•Asset maintenance costs, taxes and community costs.
•Estimated marketing or sales costs.
Finally, since it is considered that the guarantee will be sold in the future, the Group applies an additional adjustment ('index forward') in order to adjust the value of the guarantees to future valuation expectations.
v. Scope of application of the individual estimate of the assessment for impairment
Grupo Santander determines the perimeter over which it makes an estimate of the assessment for impairment on an individual basis based on a relevance threshold set by each of the geographical areas and the stage in which the operations are located. In general, the Group applies the individualised calculation of expected losses to the significant exposures classified in stage 3, although Banco Santander, S.A. has also extended its analyses to some of the exposures classified in stage 2.
It should be noted that, in any case and irrespective of the stage in which their transactions are carried out, for customers who do not receive standardised treatment, a relational risk management model is applied, with individualised treatment and monitoring by the assigned risk analyst. In addition to wholesale customers (Santander Corporate & Investment Banking or SCIB) and large companies, this relational management model also includes other segments of smaller companies for which there is information and capacity for more personalised and expert analysis and monitoring. As indicated in the Group's wholesale credit model, the individual treatment of the client facilitates the continuous updating of information. The risk assumed must be followed and monitored throughout its life cycle, enabling anticipation and action to be taken in the event of possible impairments. In this way, the customer's credit quality is analysed individually, taking into account specific aspects such as his competitive position, financial

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performance, management, etc. In the wholesale risk management model, every customer with a credit risk position is assigned a rating, which has an associated probability of customer default. Thus, individual analysis of the debtor triggers a specific rating for each customer, which determines the appropriate parameters for calculating the expected loss, so that it is the rating itself that initially modulates the necessary coverage, adjusting the severity of the possible loss to the guarantees and other mitigating factors that the customer may have available. In addition, if as a result of this individualised monitoring of the customer, the analyst finally considers that his coverage is not sufficient, he has the necessary mechanisms to adjust it under his expert judgement, always under the appropriate governance.
h) Repurchase agreements and reverse repurchase agreements
Purchases (sales) of financial instruments under a non-optional resale (repurchase) agreement at a fixed price (repos) are recognised in the consolidated balance sheet as financing granted (received), based on the nature of the debtor (creditor), under 'Loans and advances with central banks', 'Loans and advances to credit institutions' or 'Loans and advances to customers' (Deposits from central banks, Deposits from credit institutions or Customer deposits).
Differences between the purchase and sale prices are recognised as interest over the contract term.
i) 'Non-current assets' and 'liabilities associated with non-current assets held for sale'
'Non-current assets held for sale' includes the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the recovery of the carrying amount of these items -which can be of a financial nature or otherwise- will foreseeably be effected through the proceeds from their disposal.
Specifically, property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors’ payment obligations to them are deemed to be 'Non-current assets held for sale', unless the consolidated entities have decided to make continuing use of these assets. In this connection, for the purpose of its consideration in the initial recognition of these assets, the Group obtains, at the foreclosure date, the fair value of the related asset through a request for appraisal by external appraisal agencies.
Grupo Santander has in place a corporate policy that ensures the professional competence and the independence and objectivity of the external appraisal agencies, in accordance with the regulations, which require appraisal agencies to meet independence, neutrality and credibility requirements, so that the use of their estimates does not reduce the reliability of its valuations. This policy establishes that all the appraisal companies and agencies with which the Group works in Spain should be registered in the Official Register of the Bank of Spain and that the appraisals performed by them should follow the methodology established in Ministry of Economy Order ECO/805/2003, of 27 March. The main appraisal companies and agencies with which the Group worked in Spain in 2020 are as follows: Gloval Valuation, S.A.U.,Tinsa Tasaciones Inmobiliarias, S.A.U., Gesvalt Sociedad de Tasación, S.A. and Sociedad de tasación, S.A.
Also, this policy establishes that the various subsidiaries abroad work with appraisal companies that have recent experience in the area and the type of asset under appraisal and meet the independence requirements established in the corporate policy. They should verify, inter alia, that the appraisal company is not a party related to the Group and that its billings to the Group in the last twelve months do not exceed 15% of the appraisal company’s total billings.
'Liabilities associated with non-current assets held for sale' includes the balances payable arising from the assets held for sale or disposal groups and from discontinued operations.
'Non-current assets and disposal groups of items that have been classified as held for sale' are generally recognised at the date of their allocation to this category and are subsequently valued at the lower of their fair value less costs to sell or its book value. Non-current assets and disposal groups of items that are classified as held for sale are not amortised as long as they remain in this category.
At 31 December 2020 the fair value less costs to sell of non-current assets held for sale exceeded their carrying amount by EUR 560 million; however, in accordance with the accounting standards, this unrealised gain could not be recognised.
The valuation of the portfolio of non-current assets held for sale has been made in compliance with the requirements of International Financial Reporting Standards in relation to the estimate of the fair value of tangible assets and the value-in-use of financial assets.
The value of the portfolio is determined as the sum of the values of the individual elements that compose the portfolio, without considering any total or batch grouping in order to correct the individual values.
Banco Santander, in compliance with Bank of Spain Circular 4/2017, and further modifications, on public and private financial reporting standards and financial statement models, has developed a methodology that enables it to estimate the fair value and costs of sale of assets foreclosed or received in payment of debts. This methodology is based on the classification of the portfolio of foreclosed assets into different segments. Segmentation enables the intrinsic characteristics of Banco Santander's portfolio of foreclosed assets to be differentiated, so that assets with homogeneous characteristics are grouped by segment.
Thus, the portfolio is segmented into (i) finished assets of a residential and tertiary nature, (ii) developments in progress and (iii) land1.
In determining the critical segments in the overall portfolio, assets are classified on the basis of the nature of the asset and its stage of development. This segmentation is made in order to seek the liquidation of the asset (which should be carried out in the shortest possible time).

1. The assets in a situation of "stopped development" are included under "land".

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When making decisions, the situation and/or characteristics of the asset are fundamentally taken into account, as well as the evaluation of all the determining factors that favour the recovery of the debt. For them, the following aspects are analyzed, among others:
•The time that has elapsed since the adjudication.
•The transferability and contingencies of the foreclosed asset.
•The economic viability from the real estate point of view with the necessary investment estimate.
•The expenses that may arise from the marketing process.
•The offers received, as well as the difficulties in finding buyers.
In the case of real estate assets foreclosed in Spain, which represent 89% of the Group’s total non-current assets held for sale, the valuation of the portfolio is carried out by applying the following models:
•Market Value Model used in the valuation of finished properties of a residential nature (mainly homes and car parks) and properties of a tertiary nature (offices, commercial premises and multipurpose buildings). For the valuation of finished assets whose availability for sale is immediate, a market sale value provided by a third party external to Banco Santander is considered, calculated under the AVM methodology by the comparable properties method adjusted by our experience in selling similar assets, given the term, price, volume, trend in the value of these assets and the time elapsing until their sale and discounting the estimated costs of sale.
The market value is determined on the basis of the definition established by the International Valuation Standards drawn up by the IVSC (International Valuation Standards Council), understood as the estimated amount for which an asset or a liability should be exchanged on the measurement date between a willing buyer and a willing seller, in an arm's length transaction, after appropriate marketing, and in which the parties have acted with sufficient information, prudently and without coercion.
The current market value of the properties is estimated on the basis of automated valuations obtained by taking comparable properties as a reference; simulating the procedure carried out by an appraiser in a physical valuation according to Order ECO 805/2003: selection of properties and obtaining the unit value by applying homogenisation adjustments. The selection of the properties is carried out by location within the same real estate cluster and according to the characteristics of the properties, filtering by type2, surface area range and age. The model enables a distinction to be made within the municipality under study as to which areas are similar and comparable and therefore have a similar value in the property market, discriminating between which properties are good comparators and which are not.
Adjustments to homogenize the properties are made according to: (i) the age of the property according to the age of the property to be valued, (ii) the deviation of the built area from the common area with respect to the property to be valued and (iii) by age of the date of capture of the property according to the price evolution index of the real estate market.
In addition, for individually significant assets, complete individual valuations are carried out, including a visit to the asset, market analysis (data relating to supply, demand, current sale or rental price ranges and supply-demand and revaluation expectations) and an estimate of expected income and costs.
For this segmentation of assets, when they are completed, the real costs are known and the actual expenses for the marketing and sale of the asset must be taken into account. Therefore, Banco Santander uses the actual costs in its calculation engine or, failing that, those estimated on the basis of its observed experience.
•Market Value Model according to Evolution of Market Values used to update the valuation of developments in progress. The valuation model estimates the current market value of the properties based on complete individual valuations by third parties, calculated from the values of the feasibility studies and development costs of the promotion, as well as the selling costs, distinguishing by location, size and type of property. The inputs used in the valuation model for residential assets under construction are actual revenues and costs.
For this purpose, in order to calculate the investment flows, Banco Santander considers, on the basis of the feasibility studies, the expenditure required for construction, the professional fees relating to the project and to project management, the premiums for mandatory building insurance, the developer's administrative expenses, licences, taxes on new construction and fees, and urban development charges.
With respect to the calculation of income flows, Banco Santander takes into account the square metres built, the number of homes under construction and the estimated selling price over 1.5 years.
The market value will be the result of the difference between the income flows and the investment flows estimated at each moment.
2. Assets qualified as protected housing are taken into account. The maximum legal value of these assets is determined by the VPO module, obtained from the result of multiplying the State Basic Module (MBE) by a zone coefficient determined by each autonomous community. To carry out the valuation of a protected property, the useful surface area is used in accordance with current regulations

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•Land Valuation model. The methodology followed by the Group regarding land valuation consists of updating the individual reference valuation of each of the land on an annual basis, through updated valuation valuations carried out by independent professionals and following the methodology established in the OM (Ministerial Order) ECO/805/2003, of 27 March, whose main verifications in the case of land valuation, regardless of the degree of urbanisation of the land, correspond to:
–Visual verification of the assessed property.
–Registry description.
–Urban planning.
–Visible easements.
–Visible state of occupation, possession, use and exploitation.
–Protection regime.
–Apparent state of preservation.
–Correspondence with cadastral property.
–Existence of expropriation procedure, expropriation plan or project, administrative resolution or file that may lead to expropriation.
–Expiry of the urbanization or building deadlines.
–Existence of a procedure for failure to comply with obligations.
–Verification of surfaces.
For the purposes of valuation, the land will be classified in the following levels:
–Level I: It will include all the lands that do not belong to level II.
–Level II: It shall include land classified as undeveloped where building is not allowed for uses other than agriculture, forestry, livestock or linked to an economic exploitation permitted by the regulations in force. Also included are lands classified as developable that are not included in a development area of urban planning or that, in such an area, the conditions for its development have not been defined.
In those cases where the Group does not have an updated reference value through an ECO valuation for the current year, we use as a reference value the latest available ECO valuation reduced or corrected by the average annual coverage ratio of the land on which we have obtained an updated reference value, through an ECO valuation.
Grupo Santander applies a discount to the aforementioned reference values that takes into account both the discount on the reference value in the sales process and the estimated costs of marketing or selling the land:
Discount on reference value = % discount on sales + % marketing costs being:
–% discount on Sales: = 100 - (sales price / updated appraisal value).
–marketing costs: calculated on the basis of our historical experience in sales and in accordance with the marketing management fees negotiated with our suppliers of this type of service.
In this way the Group obtains the corrected market value, an amount that we compare with the net cost of each piece of land to determine its correct valuation and conclude with our valuation process.
In addition, in relation to the previously mentioned valuations, less costs to sell, are contrasted with the sales experience of each type of asset in order to confirm that there is no significant difference between the sale price and the valuation.
Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognised under 'Gains or (losses) on non-current assets held for sale not classified as discontinued operations' in the consolidated income statement.
The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognised in the consolidated income statement up to an amount equal to the impairment losses previously recognised.
j) 'Assets under insurance or reinsurance contracts' and 'Liabilities under insurance or reinsurance contracts'
Insurance contracts involve the transfer of a certain quantifiable risk in exchange for a periodic or one-off premium. The effects on the Group’s cash flows will arise from a deviation in the payments forecast and/or an insufficiency in the premium set.
The Group controls its insurance risk as follows:
•By applying a strict methodology in the launch of products and in the assignment of value thereto.
•By using deterministic and stochastic actuarial models for measuring commitments.
•By using reinsurance as a risk mitigation technique as part of the credit quality guidelines in line with the Group’s general risk policy.
•By establishing an operating framework for credit risks.
•By actively managing asset and liability matching.
•By applying security measures in processes.
Reinsurance assets includes the amounts that the consolidated entities are entitled to receive for reinsurance contracts with third parties and, specifically, the reinsurer’s share of the technical provisions recorded by the consolidated insurance entities.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
At least once a year these assets are reviewed to ascertain whether they are impaired (i.e. there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that Grupo Santander may not receive all amounts due to it under the terms of the contract and the amount that will not be received can be reliably measured), and any impairment loss is recognised in the consolidated income statement and the assets are written down.
'Liabilities under insurance contracts' includes the technical provisions recorded by the consolidated entities to cover claims arising from insurance contracts in force at year-end.
Insurers’ results relating to their insurance business are recognised, according to their nature, under the related consolidated income statement items.
In accordance with standard accounting practice in the insurance industry, the consolidated insurance entities credit to the income statement the amounts of the premiums written and charge to income the cost of the claims incurred on final settlement thereof. Insurance entities are therefore required to accrue at period-end the unearned revenues credited to their income statements and the accrued costs not charged to income.
At least at each reporting date the Group assesses whether the insurance contract liabilities recognised in the consolidated balance sheet are adequate. For this purpose, it calculates the difference between the following amounts:
•Current estimates of future cash flows under the insurance contracts of the consolidated entities. These estimates include all contractual cash flows and any related cash flows, such as claims handling costs.
•The carrying amount recognised in the consolidated balance sheet of its insurance contract liabilities (see note 15), less any related deferred acquisition costs or related intangible assets, such as the amount paid to acquire, in the event of purchase by the entity, the economic rights held by a broker deriving from policies in the entity’s portfolio.
If the calculation results in a positive amount, this deficiency is charged to the consolidated income statement. When unrealised gains or losses on assets of the Group’s insurance companies affect the measurement of liabilities under insurance contracts and/or the related deferred acquisition costs and/or the related intangible assets, these gains or losses are recognised directly in equity. The corresponding adjustment in the liabilities under insurance contracts (or in the deferred acquisition costs or in intangible assets) is also recognised in equity.
The most significant items forming part of the technical provisions (see note 15) are detailed below:
•Non-life insurance provisions:
i)    Provision for unearned premiums: relates to the portion of the premiums received at year-end that is allocable to the period from the reporting date to the end of the policy cover period.
ii)    Provisions for unexpired risks: this supplements the provision for unearned premiums to the extent that the amount of the latter is not sufficient to reflect all the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at the reporting date.
•Life insurance provisions: represent the value of the net obligations acquired vis-à-vis life insurance policyholders. These provisions include:
i)    Provision for unearned premiums and unexpired risks: this relates to the portion of the premiums received at year-end that is allocable to the period from the reporting date to the end of the policy cover period.
ii)    Mathematical provisions: these relate to the value of the insurance companies’ obligations, net of the policyholders’ obligations. These provisions are calculated on a policy-by-policy basis using an individual capitalisation system, taking as a basis for the calculation the premium accrued in the year, and in accordance with the technical bases of each type of insurance updated, where appropriate, by the local mortality tables.
•Provision for claims outstanding: this reflects the total obligations outstanding arising from claims incurred prior to the reporting date. This provision is calculated as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid and all the amounts already paid in relation to such claims.
•Provision for bonuses and rebates: this provision includes the amount of the bonuses accruing to policyholders, insureds or beneficiaries and that of any premiums to be returned to policyholders or insureds, to the extent that such amounts have not been assigned at the reporting date. These amounts are calculated on the basis of the conditions of the related individual policies.
•Technical provisions for life insurance policies where the investment risk is borne by the policyholders: these provisions are calculated on the basis of the indices established as a reference to determine the economic value of the policyholders’ rights.
k) Tangible assets
Tangible assets includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Tangible assets are classified by use as follows:

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i. Property, plant and equipment for own use
Property, plant and equipment for own use – including tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases– are presented at acquisition cost, less the related accumulated depreciation and any estimated impairment losses (carrying amount higher than recoverable amount).
Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.
The period tangible asset depreciation charge is recognised in the consolidated income statement and is calculated using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Average annual rate
Buildings for own use	2.4%
Furniture	8.3%
Fixtures	8.3%
Office and IT equipment	23.0%
Lease use rights	Less than the lease term or the useful life of the underlying asset
At the end of each reporting period, consolidated entities assess whether there is any indication that the carrying amount of an asset exceeds its recoverable amount, in which case they write down the carrying amount of the asset to its recoverable amount and adjust future depreciation charges in proportion to its adjusted carrying amount and to its new remaining useful life, if the useful life needs to be re-estimated.
Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities recognise the reversal of the impairment loss recognised in prior periods and adjust the future depreciation charges accordingly. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognised in prior years.
The estimated useful lives of the items of property, plant and equipment for own use are reviewed at least at the end of the reporting period with a view to detecting significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recognised in the consolidated income statement in future years on the basis of the new useful lives.
Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognised as an expense in the period in which they are incurred, since they do not increase the useful lives of the assets.
ii. Investment property
'Investment property' reflects the net values of the land, buildings and other structures held either to earn rentals or for obtaining profits by sales due to future increase in market prices.
The criteria used to recognise the acquisition cost of investment property, to calculate its depreciation and its estimated useful life and to recognise any impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.
In order to evaluate the possible impairment Grupo Santander determines periodically the fair value of its investment property so that, at the end of the reporting period, the fair value reflects the market conditions of the investment property at that date. This fair value is determined annually, taking as benchmarks the valuations performed by independent experts. The methodology used to determine the fair value of investment property is selected based on the status of the asset in question; thus, for properties earmarked for lease, the valuations are performed using the sales comparison approach, whereas for leased properties the valuations are made primarily using the income capitalisation approach and, exceptionally, the sales comparison approach.
In the sales comparison approach, the property market segment for comparable properties is analysed, inter alia, and, based on specific information on actual transactions and firm offers, current prices are obtained for cash sales of those properties. The valuations performed using this approach are considered as level 2 valuations.
In the income capitalisation approach, the cash flows estimated to be obtained over the useful life of the property are discounted taking into account factors that may influence the amount and actual obtainment thereof, such as: (i) the payments that are normally received on comparable properties; (ii) current and probable future occupancy; (iii) the current or foreseeable default rate on payments. The valuations performed using this approach are considered as Level 3 valuations, since significant unobservable inputs are used, such as current and probable future occupancy and/or the current or foreseeable default rate on payments.
iii. Assets leased out under an operating lease
'Property, plant and equipment' - Leased out under an operating lease reflects the amount of the tangible assets, other than land and buildings, leased out by the Group under an operating lease.
The criteria used to recognise the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to recognise the impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.
l) Accounting for leases
On 1 January 2019, Grupo Santander changed the accounting policy for leases when acting as a lessee (see note 1.d).
Until 31 December 2018, the accounting policy applied by the Group when acting as lessee was the following:

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
i. Finance leases
Finance leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.
When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term when such exercise price is sufficiently below fair value at the option date such that it is reasonably certain that the option will be exercised, is recognised as lending to third parties and is therefore included under 'Loans and receivables' in the consolidated balance sheet.
When the consolidated entities act as the lessees, they present the cost of the leased assets in the consolidated balance sheet, based on the nature of the leased asset, and, simultaneously, recognise a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise price of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.
In both cases, the finance income and finance charges arising under finance lease agreements are credited and debited, respectively, to interest and similar income and interest expense and similar charges in the consolidated income statement so as to produce a constant rate of return over the lease term.
ii. Operating leases
In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.
When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under 'Tangible assets' (see note 16).
The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use, and income from operating leases is recognised on a straight-line basis under 'Other operating income' in the consolidated income statement.
When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to Other general administrative expenses in their consolidated income statements.. .. R .
iii. Sale and leaseback transactions
In sale and leaseback transactions where the sale is at fair value and the leaseback is an operating lease, any profit or loss is recognised at the time of sale. In the case of finance leasebacks, any profit or loss is amortised over the lease term.
In accordance with IAS 17, in determining whether a sale and leaseback transaction results in an operating lease, the Group should analyse, inter alia, whether at the inception of the lease there are purchase options whose terms and conditions make it reasonably certain that they will be exercised, and to whom the gains or losses from the fluctuations in the fair value of the residual value of the related asset will accrue.
m) Intangible assets
Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by the consolidated entities.
Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognised.
Intangible assets are recognised initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortisation and any accumulated impairment losses.
i. Goodwill
Any excess of the cost of the investments in the consolidated entities and entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:
•If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognised in the acquired entities’ balance sheets.
▪If it is attributable to specific intangible assets, by recognising it explicitly in the consolidated balance sheet provided that the fair value of these assets within twelve months following the date of acquisition can be measured reliably.
▪The remaining amount is recognised as goodwill, which is allocated to one or more cash-generating units (a cash-generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). The cash-generating units represent the Group’s geographical and/or business segments.
Goodwill (only recognised when it has been acquired by consideration) represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognised.
At the end of each annual reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down with a charge to 'Impairment or reversal of impairment on non-financial assets, net - Intangible assets' in the consolidated income statement.

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An impairment loss recognised for goodwill is not reversed in a subsequent period.
ii. Other intangible assets
Other intangible assets includes the amount of identifiable intangible assets (such as purchased customer lists and computer software).
Other intangible assets can have an indefinite useful life -when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities- or a finite useful life, in all other cases.
Intangible assets with indefinite useful lives are not amortised, but rather at the end of each reporting period or whenever there is any indication of impairment the consolidated entities review the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.
Intangible assets with finite useful lives are amortised over those useful lives using methods similar to those used to depreciate tangible assets.
The intangible asset amortisation charge is recognised under Depreciation and amortisation in the consolidated income statement.In both cases the consolidated entities recognise any impairment loss on the carrying amount of these assets with a charge to 'Impairment or reversal of impairment on non-financial assets, net - Intangible assets in the consolidated' income statement. The criteria used to recognise the impairment losses on these assets and, where applicable, the reversal of impairment losses recognised in prior years are similar to those used for tangible assets (see note 2.k).
Internally developed computer software
Internally developed computer software is recognised as an intangible asset if, among other requisites (basically the Group’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.
Expenditure on research activities is recognised as an expense in the year in which it is incurred and cannot be subsequently capitalised into the carrying amount of the intangible asset.
n) Other assets
'Other assets' in the consolidated balance sheet includes the amount of assets not recorded in other items, the breakdown being as follows:
▪Inventories: this item includes the amount of assets, other than financial instruments, that are held for sale in the ordinary course of business, that are in the process of production, construction or development for such purpose, or that are to be consumed in the production process or in the provision of services. Inventories include land and other property held for sale in the property development business.
Inventories are measured at the lower of cost and net realisable value, which is the estimated selling price of the inventories in the ordinary course of business, less the estimated costs of completion and the estimated costs required to make the sale.
Any write-downs of inventories -such as those due to damage, obsolescence or reduction of selling price- to net realisable value and other impairment losses are recognised as expenses for the year in which the impairment or loss occurs. Subsequent reversals are recognised in the consolidated income statement for the year in which they occur.
The carrying amount of inventories is derecognised and recognised as an expense in the period in which the revenue from their sale is recognised.
▪Other: this item includes the balance of all prepayments and accrued income (excluding accrued interest, fees and commissions), the net amount of the difference between pension plan obligations and the value of the plan assets with a balance in the entity’s favour, when this net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.
Additionally, Other Assets at 31 December 2019 included the right of collection acquired from Enagás Transporte charged to the gas system conferred by Royal Decree Law 13/2004 (for which urgent measures were adopted in relation to with the gas system and due to the extraordinary and urgent need to find a solution to the complex technical situation existing in the underground storage of natural gas Castor, especially after the resignation of the concession presented by its owner).
In the aforementioned Royal Decree Law, it was agreed the hibernation of the Castor gas submarine storage facilities and the assignation of the operations required for its maintenance and operability to Enagás Transporte. It also recognised the value of the investment at EUR 1,350 million and an obligation to pay this amount to the holder of the extinguished concession by Enagás Transporte, recognising a collection right, charged to the monthly billing for access tolls and gas system fees during 30 years, for the amount paid to the holder of the extinguished concession plus the financial remuneration recognised by the Royal Decree Law.
Banco Santander acquired, along with other financial entities, the collection right for its nominal redemption value under a contract with full legal effectiveness and protected, in good faith, in the full constitutionality of the Royal Decree Law that created it, set its amount, established the legal mechanism for its payment from the gas system and allowed its transfer with full effect against it.
On 21 December 2017 the Constitutional Court gave a judgement declaring unconstitutional certain provisions of Royal Decree Law 13/2014 and cancelling them due to procedural defect, considering that the urgency reasons for which said provisions had to be excluded from the ordinary legislative procedure were not proven. Among others, the recognition of the costs accrued until the entry into force of the Royal Decree by the concessionaire waiving the investment and, therefore, the compensation of EUR 1,350 million, and the recognition of Enagás Transporte's right of

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collection from the gas system for the amount of this compensation were cancelled.
Due to the termination of the payment of the collection right and the obligation to reimburse the amounts received as a result of the declaration of unconstitutionality of the Royal DL, Banco Santander initiated in 2018 the administrative and judicial proceedings that considered appropriate to defend its rights. Regarding the claim for liability of the legislating State (the most relevant by amount) was resolved favourably for the parent by Supreme Court Ruling of 27 October 2020. In execution of this sentence, on 31 December 2020, a payment of EUR 740.7 million was received from the Public Treasury (comprising the principal amount of the claim plus the appropriate legal interest), while proceedings for an aggregate amount of nearly EUR 56 million corresponding to interest collected by Banco Santander and returned to the administration, and which, in view of the decision of the Supreme Court, is expected to be resolved in an equally favourable manner for Banco Santander.
This compensation asset, since it does not arise as a consequence of a contract, but rather from the liability of the State legislator, does not meet the definition of a financial asset. Consequently, and since it has the characteristic of certain, it also does not meet the definition of a contingent asset, it was classified as a non-financial asset.
o) Other liabilities
'Other liabilities' includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.
p) Provisions and contingent assets and liabilities
When preparing the financial statements of the consolidated entities, Banco Santander’s directors made a distinction between:
•Provisions: credit balances covering present obligations at the reporting date arising from past events which could give rise to a loss for the consolidated entities, which is considered to be likely to occur and certain as to its nature but uncertain as to its amount and/or timing.
▪Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them. The Group does not recognise the contingent liability. The Group will disclose a contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote.
Santander UK plc is cooperating with an FCA civil regulatory investigation which commenced in July 2017 into its compliance with the Money Laundering Regulations 2007 and potential breaches of FCA principles and rules relating to anti-money laundering and financial crime systems and controls. The FCA’s investigation focuses primarily on the period 2012 to 2017 and includes consideration of high risk customers including Money Service Businesses. It is not currently possible to make a reliable assessment of any liability resulting from the investigation including any financial penalty.
▪Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. Contingent assets are not recognised in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.
Grupo Santander’s consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not the obligation will have to be settled. In accordance with accounting standards, contingent liabilities must not be recognised in the consolidated financial statements, but must rather be disclosed in the Notes.
Provisions (which are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year) are used to cater for the specific obligations for which they were originally recognised. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.
Provisions are classified according to the obligations covered as follows (see note 25):
▪Provision for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to pre-retirees and similar obligations.
▪Provisions for contingent liabilities and commitments: include the amount of the provisions made to cover contingent liabilities -defined as those transactions in which the Group guarantees the obligations of a third party, arising as a result of financial guarantees granted or contracts of another kind- and contingent commitments -defined as irrevocable commitments that may give rise to the recognition of financial assets.
▪Provisions for taxes and other legal contingencies and Other provisions: include the amount of the provisions recognised to cover tax and legal contingencies and litigation and the other provisions recognised by the consolidated entities. Other provisions includes, inter alia, any provisions for restructuring costs and environmental measures.
q) Court proceedings and/or claims in process
At the end of 2020 certain court proceedings and claims were in process against the consolidated entities arising from the ordinary course of their operations (see note 25).

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r) Own equity instruments
Own equity instruments are those meeting both of the following conditions:
▪The instruments do not include any contractual obligation for the issuer (i) to deliver cash or another financial asset to a third party; or (ii) to exchange financial assets or financial liabilities with a third party under conditions that are potentially unfavourable to the issuer.
▪The instruments will or may be settled in the issuer’s own equity instruments and are: (i) a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or (ii) a derivative that will be settled by the issuer through the exchange of a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.
Transactions involving own equity instruments, including their issuance and cancellation, are charged directly to equity.
Changes in the value of instruments classified as own equity instruments are not recognised in the consolidated financial statements. Consideration received or paid in exchange for such instruments, including the coupons on preference shares contingently convertible into ordinary shares and the coupons associated with CCPP, is directly added to or deducted from equity.
s) Equity-instrument-based employee remuneration
Own equity instruments delivered to employees in consideration for their services, if the instruments are delivered once the specific period of service has ended, are recognised as an expense for services (with the corresponding increase in equity) as the services are rendered by employees during the service period. At the grant date the services received (and the related increase in equity) are measured at the fair value of the equity instruments granted. If the equity instruments granted are vested immediately, Grupo Santander recognises in full, at the grant date, the expense for the services received.
When the requirements stipulated in the remuneration agreement include external market conditions (such as equity instruments reaching a certain quoted price), the amount ultimately to be recognised in equity will depend on the other conditions being met by the employees (normally length of service requirements), irrespective of whether the market conditions are satisfied. If the conditions of the agreement are met but the external market conditions are not satisfied, the amounts previously recognised in equity are not reversed, even if the employees do not exercise their right to receive the equity instruments.
t) Recognition of income and expenses
The most significant criteria used by Grupo Santander to recognise its income and expenses are summarised as follows:
i. Interest income, interest expenses and similar items
Interest income, interest expenses and similar items are generally recognised on an accrual basis using the effective interest method. Dividends received from other companies are recognised as income when the consolidated entities’ right to receive them arises.
ii. Commissions, fees and similar items
Fee and commission income and expenses are recognised in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:
▪Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognised when paid.
▪Those arising from transactions or services that are performed over a period of time are recognised over the life of these transactions or services.
▪Those relating to services provided in a single act are recognised when the single act is carried out.
iii. Non-finance income and expenses
They are recognised for accounting purposes when the good is delivered or the non-financial service is rendered. To determine the amount and timing of recognition, a five-step model is followed: identification of the contract with the customer, identification of the separate obligations of the contract, determination of the transaction price, distribution of the transaction price among the identified obligations and finally recording of income as the obligations are satisfied.
iv. Deferred collections and payments
These are recognised for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.
v. Loan arrangement fees
Loan arrangement fees, mainly loan origination, application and information fees, are accrued and recognised in income over the term of the loan.
u) Financial guarantees
Financial guarantees are defined as contracts whereby an entity undertakes to make specific payments on behalf of a third party if the latter fails to do so, irrespective of the various legal forms they may have, such as guarantees, insurance policies or credit derivatives.

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Grupo Santander initially recognises the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and simultaneously the Group recognises the amount of the fees, commissions and similar interest received at the inception of the transactions and a credit on the asset side of the consolidated balance sheet for the present value of the fees, commissions and interest outstanding.
Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments carried at amortised cost (described in note 2.g above).
The provisions made for these transactions are recognised under 'Provisions - Provisions for commitments and guarantees given in the consolidated balance sheet' (see note 25). These provisions are recognised and reversed with a charge or credit, respectively, to 'Provisions or reversal of provisions', net, in the consolidated income statement.
If a specific provision is required for financial guarantees, the related unearned commissions recognised under 'Financial liabilities at amortised cost - Other financial liabilities in the consolidated balance sheet', are reclassified to the appropriate provision.
v) Assets under management and investment and pension funds managed by the Group
Assets owned by third parties and managed by the consolidated entities are not presented on the face of the consolidated balance sheet. Management fees are included in 'Fee and commission income' in the consolidated income statement.
The investment funds and pension funds managed by the consolidated entities are not presented on the face of the Group’s consolidated balance sheet since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Group entities to these funds (asset management and custody services) are recognised under Fee and 'Commission income' in the consolidated income statement.
Note 2.b.iv describes the internal criteria and procedures used to determine whether control exists over the structured entities, which include, inter alia, investment funds and pension funds.
w) Post-employment benefits
Under the collective agreements currently in force and other arrangements, the Spanish banks included in the Group and certain other Spanish and foreign consolidated entities have undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death, and the post-employment welfare benefits.
Grupo Santander's post-employment obligations to its employees are deemed to be defined contribution plans when the Group makes pre-determined contributions (recognised under Personnel expenses in the consolidated income statement) to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as defined benefit plans (see note 25).
Defined contribution plans
The contributions made in this connection in each year are recognised under Personnel expenses in the consolidated income statement.
The amounts not yet contributed at each year-end are recognised, at their present value, under 'Provisions - Provision for pensions' and similar obligations on the liability side of the consolidated balance sheet.
Defined benefit plans
Grupo Santander recognises under 'Provisions - Provision for pensions and similar obligations on the liability side of the consolidated balance sheet' (or under 'Other assets' on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets.
Plan assets are defined as those that will be directly used to settle obligations and that meet the following conditions:
▪They are not owned by the consolidated entities, but by a legally separate third party that is not a party related to the Group.
▪They are only available to pay or fund post-employment benefits and they cannot be returned to the consolidated entities unless the assets remaining in the plan are sufficient to meet all the benefit obligations of the plan and of the entity to current and former employees, or they are returned to reimburse employee benefits already paid by Grupo Santander.
If Grupo Santander can look to an insurer to pay part or all of the expenditure required to settle a defined benefit obligation, and it is practically certain that said insurer will reimburse some or all of the expenditure required to settle that obligation, but the insurance policy does not qualify as a plan asset, the Group recognises its right to reimbursement -which, in all other respects, is treated as a plan asset- under 'Insurance contracts linked to pensions' on the asset side of the consolidated balance sheet.
Grupo Santander will recognise the following items in the income statement:
•Current service cost, (the increase in the present value of the obligations resulting from employee service in the current period), is recognised under 'Staff costs'.
•The past service cost, which arises from changes to existing post-employment benefits or from the introduction of new benefits and includes the cost of reductions, is recognised under 'Provisions or reversal of provisions'.

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•Any gain or loss arising from a liquidation of the plan is included in the Provisions or reversion of provisions.
•Net interest on the net defined benefit liability (asset), i.e. the change during the period in the net defined benefit liability (asset) that arises from the passage of time, is recognised under 'Interest expense' and similar charges ('Interest and similar income' if it constitutes income) in the consolidated income statement.
The remeasurement of the net defined benefit liability (asset) is recognised in Other comprehensive income under Items not reclassified to profit or loss and includes:
▪Actuarial gains and losses generated in the year, arising from the differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions.
▪The return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset).
▪Any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).
x) Other long-term employee benefits
Other long-term employee benefits, defined as obligations to pre-retirees -taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree-, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that actuarial gains and losses are recognised under 'Provisions or reversal of provisions', net, in the consolidated income statement (see note 25).
y) Termination benefits
Termination benefits are recognised when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.
z) Income tax
The expense for spanish income tax and other similar taxes applicable to the foreign consolidated entities is recognised in the consolidated income statement, except when they arise from a transaction whose results are recognised directly in equity, in which case the related tax effect is recognised in equity - Amendment to IFRS Cycle 2015-2017.
The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognised in the consolidated income statement.
'Deferred tax assets' and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled.
'Tax assets' include the amount of all tax assets, which are broken down into current -amounts of tax to be recovered within the next twelve months- and deferred -amounts of tax to be recovered in future years, including those arising from tax loss or tax credit carryforwards.
'Tax liabilities' includes the amount of all tax liabilities (except provisions for taxes), which are broken down into current -the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months- and deferred -the amount of income tax payable in future years.
Deferred tax liabilities are recognised in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Group is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future. In this regard, no deferred tax liabilities of EUR 568.8 million were recognised in relation to the taxation that would arise from the undistributed earnings of certain Group holding companies, in accordance with the legislation applicable in those jurisdictions.
Deferred tax assets are only recognised for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilised, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognised if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilised.
Income and expenses recognised directly in equity are accounted for as temporary differences.
The deferred tax assets and liabilities are reassessed at the reporting date in order to ascertain whether any adjustments need to be made on the basis of the findings of the analyses performed.
aa) Residual maturity periods and average interest rates
The analysis of the maturities of the balances of certain items in the consolidated balance sheet and the average interest rates at the end of the reporting periods is provided in note 50.
ab) Consolidated statement of recognised income and expense
This statement presents the income and expenses generated by the Group as a result of its business activity in the year, and

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a distinction is made between the income and expenses recognised in the consolidated income statement for the year and the other income and expenses recognised directly in consolidated equity.
Accordingly, this statement presents:
a.    Consolidated profit for the year.
b.    The net amount of the income and expenses recognised in 'Other comprehensive income' under items that will not be reclassified to profit or loss.
c.    The net amount of the income and expenses recognised in Other comprehensive income under items that may be reclassified subsequently to profit or loss.
d.    The income tax incurred in respect of the items indicated in b and c above, except for the valuation adjustments arising from investments in associates or joint ventures accounted for using the equity method, which are presented net.
e.    Total consolidated recognised income and expense, calculated as the sum of a) to d) above, presenting separately the amount attributable to the parent company and the amount relating to non-controlling interests.
The statement presents the items separately by nature, grouping together items that, in accordance with the applicable accounting standards, will not be reclassified subsequently to profit and loss since the requirements established by the corresponding accounting standards are met.
ac) Statement of changes in total equity
This statement presents all the changes in equity, including those arising from changes in accounting policies and from the correction of errors. Accordingly, this statement presents a reconciliation of the carrying amount at the beginning and end of the year of all the consolidated equity items, and the changes are grouped together on the basis of their nature into the following items:
a.    Adjustments due to changes in accounting policies and to errors: include the changes in consolidated equity arising as a result of the retrospective restatement of the balances in the consolidated financial statements, distinguishing between those resulting from changes in accounting policies and those relating to the correction of errors.
b.    Income and expense recognised in the year: includes, in aggregate form, the total of the aforementioned items recognised in the consolidated statement of recognised 'Income and expense'.
c.    Other changes in equity: includes the remaining items recognised in equity, including, inter alia, increases and decreases in capital, distribution of profit, transactions involving own equity instruments, equity-instrument-based payments, transfers between equity items and any other increases or decreases in consolidated equity.
ad) Consolidated statement of cash flows
The following terms are used in the consolidated statements of cash flows with the meanings specified:
•Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.
Grupo Santander classifies as cash and cash equivalents the balances recognised under 'Cash, cash balances at central banks' and 'Other deposits on demand' in the consolidated balance sheet.
•Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.
•Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
•Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.
During 2020 Grupo Santander received interest amounting to EUR 43,953 million (EUR 55,269 million and EUR 50,685 million in 2019 and 2018, respectively) and paid interest amounting to EUR 13,690 million (EUR 20,671 and EUR 19,927 million in 2019 and 2018, respectively).
Also, dividends received and paid by the Group are detailed in notes 4, 28 and 40, including dividends paid to minority interests (non-controlling interests).
3. Grupo Santander
a) Banco Santander, S.A., and international Group structure
The growth of Grupo Santander in the last decades has led Banco Santander to also act, in practice, as a holding entity of the shares of the various companies in its Group, and its results are becoming progressively less representative of the performance and earnings of the Group. Therefore, each year the bank determines the amount of the dividends to be distributed to its shareholders on the basis of the consolidated net profit, while maintaining the Group’s objectives of capitalisation and taking into account that the transactions of the Bank and of the rest of the Group are managed on a consolidated basis (notwithstanding the allocation to each company of the related net worth effect).
At the international level, the various banks and other subsidiaries, joint ventures and associates of the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad.

Annual report 2020	Contents
The purpose of this structure, all of which is controlled Banco Santander, is to optimise the international organisation from the strategic, economic, financial and tax standpoints, since it makes it possible to define the most appropriate units to be entrusted with acquiring, selling or holding stakes in other international entities, the most appropriate financing method for these transactions and the most appropriate means of remitting the profits obtained by the group’s various operating units to Spain.
The Appendices provide relevant data on the consolidated group companies and on the companies accounted for using the equity method.
b) Acquisitions and disposals
Following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions performed by the Group in the last three years:
i. Agreement for the acquisition of a significant stake in Ebury
On 28 April 2020, the investment in Ebury, a payments and currencies platform for SMEs, announced on 4 November 2019, was completed. The transaction involved a total outlay of GBP 357 million (EUR 409 million) of which GBP 70 million (approximately EUR 80 million) was for new shares. At 2019 year-end the Group had already acquired 6.4% of the company for GBP 40 million (approximately EUR 45 million). Following the disbursement made in April 2020, the Group is entitled to receive 50.38% of the dividends distributed by the company. This interest is recognized under 'Investments in Joint Ventures and Associates - Associates' in the consolidated balance sheet.
ii. Reorganization of the banking insurance business, asset management and pension plans in Spain
On 24 June 2019, Banco Santander, S.A., reached an agreement with the Allianz Group to terminate the agreement that Banco Popular Español, S.A.U. ('Banco Popular') held in Spain with the Allianz Group for the exclusive distribution of certain life insurance products, non-life insurance products, collective investment institutions (IIC), and pension plans through the Banco Popular network (the 'Agreement'). Under this Agreement, the Group held a 40% stake in the capital of Popular Spain Holding de Inversiones, S.L.U., classified as investments in joint ventures and associated entities for an overall amount of EUR 409 million on 31 December 2019.
The Agreement was executed on 15 January 2020 for the non-life business and on 31 January 2020 for the remaining businesses, once the regulatory authorisations were obtained in the first half of 2020. The execution of the Termination Agreement entailed the payment by Banco Santander of a total consideration of EUR 859 million (after deducting the dividends paid until the end of the operation) and the acquisition of the remaining 60% of the capital of Popular Spain Holding de Inversiones, S.L.U.
On 10 July, 51% of the life-risk insurance business held by Banco Santander and the 51% of the new General Insurance business from Banco Popular's network not transferred to Mapfre (in accordance with the agreement indicated below)
was acquired by Aegon, valuing these businesses at a total of approximately EUR 557 million.
The total amount of the life-savings business, collective investment institutions and pension plans is EUR 711 million and has resulted in the recognition of EUR 271 million of goodwill.
In addition, under the agreement reached between Banco Santander and Mapfre on 21 January 2019, 50.01% of the car, commercial multi-risk, SME multi-risk and corporate liability insurance business in the whole network of Banco Santander in Spain was acquired by Mapfre on 25 June 2019 amounting to EUR 82 million.
iii. Agreement with Crédit Agricole S.A. on the depositary and custody business
On 17 April 2019, Banco Santander, S.A., announced that it had signed a memorandum of understanding with Crédit Agricole S.A. with the purpose of combining CACEIS and its subsidiaries (the 'CACEIS Group'), which is wholly-owned by Crédit Agricole S.A., with Santander Securities Services, S.A.U. and its subsidiaries (the 'S3 Group'), which is wholly-owned by Banco Santander, S.A.
The operation consisted of the contribution by the Santander Group to the CACEIS Group of 100% of the S3 Group in Spain and 50% of the S3 Group's business in Latin America in exchange for a 30.5% stake in the CACEIS Group Capital and voting rights. The remaining 69.5% remained the property of Crédit Agricole, SA. The S3 Group's Latin American business is under the joint control of the CACEIS Group and the Santander Group.
On 27 June 2019, the signing of the final contracts took place after having carried out the precise prior consultations with the representative bodies of Crédit Agricole, SA employees and the CACEIS Group. The closing of the operation took place on 20 December, 2019 once the relevant regulatory authorizations were obtained.
The operation generated a net capital gain of EUR 693 million recorded for its gross amount under the heading of `'Non-classified assets as non-current assets for sale' of the consolidated profit and loss account, of which EUR 219 million correspond to the recognition at fair value of the investment of 49.99% retained by the Group in S3 Latin America. The 30.5% interest in the CACEIS Group was recorded under the heading of 'Investments - Associates' of the consolidated balance sheet for an amount of EUR 1,010 million.
iv. Offer to acquire shares of Banco Santander Mexico, S.A., Institución de Banca Multiple, Grupo Financiero Santander México.
On 12 April 2019, Banco Santander, S.A., announced its intention to make an offer to acquire all the shares of Banco Santander Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México ('Santander México') which are not owned by Grupo Santander, representing approximately 25% of the share capital of Santander México.
The shareholders who have accepted the offer have received 0.337 newly issued shares of Banco Santander, S.A., per share of Santander México and 1.685 American Depositary Shares

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
(ADSs) of Banco Santander, S.A., per ADS of Santander México.
The offer was accepted by holders of shares representing 16.69% of the capital stock of Santander Mexico, so the Group's participation in Santander Mexico became 91.65% of its share capital. To meet the exchange, the Bank proceeded to issue, in execution of the agreement adopted by the extraordinary general meeting held on 23 July 2019, 381,540,640 shares, which represented approximately 2.35% of the Bank's share capital in the date of issue. This operation meant an increase of EUR 191 million in Capital, EUR 1,491 million in issue premium and a decrease of EUR 670 million in Reserves and EUR 1,012 million in minority interests.
v. Sale of the 49% stake in WiZink
Once the relevant regulatory authorizations were obtained, on 6 November 2018, the operations related to the agreement reached with entities managed by Värde Partners, Inc (“Varde") and with WiZink Bank, S.A. (“WiZink”) communicated by the Group on 26 March 2018 by virtue of which:
i. Banco Santander, S.A. sold its 49% stake in WiZink to Varde for EUR 1,043 million, with no significant impact on the Group's results and,
ii. Banco Santander, S.A. and Banco Santander Totta, S.A. acquired the business of credit and debit cards marketed by Grupo Banco Popular in Spain and Portugal that WiZink had acquired in 2014 and 2016. As a result of this transaction, the Group paid a total of EUR 681 million, receiving net assets worth EUR 306 million (mainly customer loans worth EUR 315 million), with the business combination generating a goodwill of EUR 375 million, managed by the businesses in Spain.
With these transactions, the Group resumed Grupo Banco Popular's debit and credit card business, which improves the commercial strategy.
vi. Acquisition of the retail banking and private banking business of Deutsche Bank Polska S.A.
On 14 December 2017, the Group announced that its subsidiary Santander Bank Polska S.A. (previously Bank Zachodni WBK S.A.) together with Banco Santander, S.A., had reached an agreement with Deutsche Bank, A.G., for the acquisition (through a carve out) of the retail and private banking business of Deutsche Bank Polska S.A., excluding the foreign currency mortgage portfolio and the CIB (Corporate & Investment Banking) business, and including the asset management company DB Securities, S.A. (Poland).
In November 2018, once the regulatory authorisations had been received and approved by the general shareholders' meetings of Santander Bank Polska S.A. and Deutsche Bank Polska, S.A. the acquisition of EUR 298 million in cash and newly issued shares of Santander Bank Polska S.A. subscribed in full by Deutsche Bank, A.G., was closed. As a result of this transaction, the Group has acquired net assets worth EUR 365 million, mainly loans and deposits to customers and credit institutions amounting to EUR 4,304 million and EUR 4,025 million, respectively, and negative value adjustments amounting to EUR 82 million (mainly under line 'Loans and advances').
The difference between the fair value of the net assets acquired and the transaction value resulted in a gain of EUR 67 million which was recognised under "Negative Goodwill Recognised in Income" in the Group's consolidated income statement.
vii. Sale agreement of Banco Popular, S.A.U.’s real estate business
In relation with Banco Popular Español, S.A.U.’s ('Banco Popular') real estate business, on 8 August 2017, Banco Santander, S.A., announced the agreement with a Blackstone fund for the acquisition by the fund of 51% of, and hence the assignment of control over, part of Banco Popular's real estate business (the “Business”), which comprises a portfolio of foreclosed properties, real estate companies, non-performing loans relating to the sector and other assets related to these activities owned by Banco Popular and its affiliates (including deferred tax assets allocated to specific real estate companies which are part of the transferred portfolio) registered on certain specified dates (31 March 2017 or 30 April 2017).
The signing took place after the European Commission authorized, without imposing any restrictions, the acquisition of Banco Popular Español, S.A.U., by Banco Santander, S.A., for the purposes of competition law. The Group closed its valuation exercise of the assets and liabilities assumed at fair value during 2018 without any change with respect to what was recorded at the end of 2017.
The transaction closed on 22 March 2018 following receipt of the required regulatory authorizations and other usual conditions in this type of transactions. The transaction consisted of the creation of various companies, being the parent company Project Quasar Investments 2017, S.L., in which Banco Santander, S.A., maintains 49% of the share capital and Blackstone the remaining 51%, and to which Banco Popular and some subsidiaries transferred the business constituted by the indicated assets, and its participation in the capital of Aliseda Servicios de Gestión Inmobiliaria, S.L. The value attributed to the contributed assets is approximately EUR 10,000 million euros, of which approximately 70% was financed with third party bank debt. After the contribution to the vehicle by its shareholders of the necessary liquidity for the transaction of the business, the 49% stake in the capital of the vehicles was recorded in the consolidated balance sheet of the Group for EUR 1,701 million in the 'Investments in joint ventures and associates - entities' section, without impact in the Group´s income statement.
viii. Merger by absorption of Banco Santander, S.A., with Banco Popular Español, S.A.U.
On 23 April 2018 the boards of directors of Banco Santander, S.A. and Banco Popular Español, S.A.U. agreed to approve and sign the merger project by absorption of Banco Popular Español, S.A.U. by Banco Santander, S.A.
On 28 September 2018 the merger certificate of Banco Popular Español, S.A.U., by Banco Santander, S.A. was registered in the Mercantile Registry of Cantabria. After the merger, Banco Santander, S.A. acquired, by universal succession, all the rights and obligations of Banco Popular Español, S.A.U., including those that had been acquired from Banco Pastor, S.A.U. and Popular Banca Privada, S.A.U., by virtue of the merger of Banco Pastor and Popular Banca

Annual report 2020	Contents
Privada with Banco Popular Español, S.A.U., that was also approved on 23 April 2018 by the respective board of directors. This transaction had no impact on the Group's income statement.
c) Offshore entities
According to current Spanish regulation (Royal Decree 1080/1991, of 5 July), Santander has two subsidiaries and three branches in the offshore territories of Jersey, the Isle of Man and the Cayman Islands. Santander also has three other offshore subsidiaries that are tax resident in the UK and subject to British tax law.
I) Offshore subsidiaries
A subsidiary resident in Jersey was liquidated in 2020 so at the reporting date, Grupo Santander has two subsidiaries resident in these territories: Abbey National International Limited in Jersey and ALIL Services Limited (in liquidation) on the Isle of Man. In 2020, those subsidiaries’ contribution to Santander’s consolidated profit was insubstantial.
II) Offshore branches
Grupo Santander also has three operative offshore branches. One is found in the Cayman Islands, one is on the Isle of Man and another is in Jersey. They report to, and consolidate balance sheets and income statements with, their foreign headquarters. They are taxed either with their headquarters (the Cayman Islands branch in Brazil) or in the territories they are located in (the Jersey and Isle of Man branches pertain to the UK). There was a fourth branch in the Cayman Islands, pertain to the US, which was closed in 2020.
The entities mentioned in Sections I and II had 141 employees as of December 2020.
III) Offshore subsidiaries that are tax resident in other jurisdictions
Grupo Santander also has three subsidiaries that were incorporated in offshore territories but are not deemed offshore entities. They only operate from, and are tax resident in, the UK and, thus, are subject to British tax law (one is expected to be wound up in 2021). In 2020, a subsidiary incorporated in Jersey but tax resident in Spain transferred legal residence to Spain.
IV) Other offshore holdings
From Brazil, Grupo Santander manages Santander Brazil Global Investment Fund SPC, a segregated portfolio company located in the Cayman Islands. From the UK, it manages Guaranteed Investment Products 1 PCC Limited, a protected cell company found in Guernsey. It also has two small holdings in entities located in the Cayman Islands.
Organization for Economic Cooperation and Development (OECD)
Grupo Santander is not in any of the uncooperative tax havens the OECD released in December 2020. Furthermore, Jersey, the Isle of Man and the Cayman Islands satisfy OECD standards on transparency and exchange of information for tax purposes.
The European Union (EU)
As of October 2020, the EU’s blacklist comprises 12 jurisdictions where Santander is not present. Santander is also not present in the 10 jurisdictions on the EU’s grey list, which have sufficiently committed to adapt legislation to international standards, subject to monitoring by the EU.
The Group's presence in offshore territories at the end of 2020 is as follows:

Presence of the Group in Tax Havens/Non-cooperative jurisdictions	Spanish legislation		OECD		European Commission Blacklist
	Sub.	Branch	Sub.	Branch	Sub.	Branch
Jersey	1	1
Isle of Man	1	1
Guernsey*
Bermuda*
Cayman Islands		1
2020	2	3	—	—	—	—
2019**	3	4	—	—	1	2
*Additionally, there are 2 entities constituted in Guernsey and 1 in Bermuda, but resident for tax purposes in the United Kingdom.
** Since December 31st 2019, the number of subsidiaries has been decreased in Jersey (1) and Panama (1), this last territory is currently included in the EU blacklist. Additionally, the Cayman Islands (1 operative branch and 1 branch closed in 2020) left the EU blacklist in October 2020.

Forthcoming changes to Spain's tax law
On 23 October 2020, the Draft Law on measures to prevent and fight against tax fraud was published in the Official Bulletin of the Spanish Parliament. The law expands the meaning of tax havens, which it renames “non-cooperative jurisdictions”. It also allows government to update the non-cooperative jurisdictions list. Nonetheless, until that list conforms to the new criteria, the former list set out in Royal Decree 1080/1991 of 5 July will remain in effect.
Grupo Santander has the right mechanisms (risk management, supervision, verification and review plans, and regular reporting) to prevent reputational, tax and legal risk with those entities. Grupo Santander also maintains its policy of reducing the number of these units.
PwC (PricewaterhouseCoopers) member firms audited the financial statements of Grupo Santander’s offshore units in 2020, 2019 and 2018.
4. Distribution of Banco Santander's profit, shareholder remuneration scheme and earnings per share
a) Distribution of Banco Santander's profit and shareholder remuneration scheme
The board of directors proposes to the shareholders to approve at the 2021 general shareholders' meeting the application of the results of Banco Santander, S.A., for 2020, which consisted in losses amounting to EUR 3,557 million, by charging them against:
i) To share premium account to the extent that the indicated charge against the share premium reserve is approved by the European Central Bank under Articles 77 and 78 of

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Regulation (EU) No. 575/2013 of the European Parliament and of the Council of 26 June 2013.
ii) The voluntary reserve account, to the amount by which the referred losses are not applied in accordance with the provisions of paragraph (i) above.

•In September 2019, the board of directors approved an interim cash dividend against 2019 results in the amount of 0.10 euros per share (EUR 1,662 million), which was paid on 1 November.
•On 27 March 2020, the ECB issued a recommendation urging all European banks under its supervision to abstain from paying dividends out of 2019 and 2020 results at least until 1 October 2020 in order to preserve capital (ECB Recommendation I).

Taking into consideration ECB Recommendation I and in line with Santander's mission to help people and companies to progress, on 2 April 2020 the Board of Directors decided to cancel the payment of the 2019 final dividend and the dividend policy for 2020, to withdraw the proposals relating to the Final Cash Dividend and the SDE Program from the agenda of the aforementioned General Meeting of April 2020, which had already been convened, and to postpone the decision on the application of the results obtained in the financial year 2019 to a meeting to be held no later than 31 October 2020.
•On 27 July 2020, the ECB issued a second recommendation in which it extended the effects of ECB Recommendation I requiring all European credit institutions under its supervision to abstain, until 1 January 2021, from distributing dividends out of the results of the financial years 2019 and 2020 or from entering into irrevocable commitments to distribute them (ECB Recommendation II).
In September 2020, the board of directors convened the general shareholders' meeting of October 2020, at which it proposed (a) in compliance with ECB Recommendation II, to allocate all of the profit obtained by Banco Santander in 2019 to increase the Voluntary Reserve, except for the amount already allocated to the payment of the interim dividend that had been paid prior to the issuance of ECB Recommendation I, and (b) to increase the capital charged to reserves to allow the payment of a total remuneration for the 2019 financial year, in addition to the interim dividend, for an amount equivalent to 0.10 euros per share through the delivery of new shares and with no cash alternative.
Both proposals were approved at the general shareholders' meeting in October 2020.
•Following the ECB Recommendation II extending the effects of the previous recommendation until 1 January 2021, the board of directors decided to propose to the annual general meeting in October 2020 a resolution allowing the payment in 2021 of up to 0.10 per share as remuneration out of the results of the financial year 2020 from the share premium reserve and conditional on the ECB's recommendations permitting it and obtaining its authorization, on the condition that after the payment the CET 1 capital ratio remains within the target of 11—12%
or above and on the condition that the payment does not exceed 50% of the consolidated ordinary (underlying) profit.
The proposal was approved at the general shareholders' meeting in October 2020.
•On 15 December 2020, the ECB recommended that banks under its supervision limit shareholder remuneration until 30 September 2021 to an amount not exceeding either 15% of adjusted profits earned in 2020 (and in 2019, but only for those banks that, unlike Banco Santander, S.A., had not paid dividends in 2019) or the equivalent of 20 basis points of the CET 1 ratio.
•On 3 February 2021, Banco Santander made public its 2020 results and the board's intention to pay a cash dividend of EUR 2.75 cents per share as shareholder remuneration for 2020, the maximum allowed in accordance with the limits set by the last ECB recommendation. This payment will be made in execution of the share premium distribution agreement approved at the aforementioned October 2020 general meeting.
The board aims to restore a payout ratio of 40—50% of underlying profit, in cash, in the medium term. With respect to the remuneration against the 2021 earnings, the intention is to resume payments once the ECB recommendations so allow. The ECB has said it intends to repeal the recommendation in September 2021 in the absence of materially adverse developments. In the meantime, and in line with the announcement of April 2020, the dividend policy will remain suspended.

Annual report 2020	Contents
b) Earnings/loss per share from continuing and discontinued operations
i. Basic earnings / loss per share
Basic earnings/loss per share are calculated by dividing the net profit attributable to the Group, adjusted by the after-tax amount of the remuneration of contingently convertible preference shares recognised in equity (see note 23) and the capital perpetual preference shares, if applicable, by the weighted average number of ordinary shares outstanding during that period, excluding the average number of own shares held through that period.
Accordingly:

	2020	2019	2018
Profit (Loss) attributable to the Parent (EUR million)	(8,771)	6,515	7,810
Remuneration of contingently convertible preference shares (CCP) (EUR million) (Note 23)	(552)	(595)	(560)
	(9,323)	5,920	7,250
Of which:
Profit (Loss) from discontinued operations (non controlling interest net) (EUR million)	—	—	—
Profit (Loss) from continuing operations (PPC net) (EUR million)	(9,323)	5,920	7,250
Weighted average number of shares outstanding	17,316,288,908	16,348,415,883	16,150,090,739
Impact factor correction*	Not applicable	710,800,691	702,177,858
Adjusted number of shares	17,316,288,908	17,059,216,574	16,852,268,597
Basic earnings (Loss) per share (euros)	(0.538)	0.347	0.430
Of which, from discounted operations (euros)	—	—	—
Basic earnings (Loss) per share from continuing operations (euros)	(0.538)	0.347	0.430
*    Correction factor for the capital increase released on 3 December 2020 (see notes 1.d and 31.a).
ii. Diluted earnings / loss per share
Diluted earnings/loss per share are calculated by dividing the net profit attributable to the Group, adjusted by the after-tax amount of the remuneration of contingently convertible preference shares recognised in equity (see note 23) and the capital perpetual preference shares, if applicable, by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, and convertible debt instruments).
Accordingly, diluted earnings/loss per share were determined as follows:

	2020	2019	2018
Profit (Loss) attributable to the Parent (EUR million)	(8,771)	6,515	7,810
Remuneration of contingently convertible preference shares (CCP) (EUR million) (Note 23)	(552)	(595)	(560)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	—	—	—
	(9,323)	5,920	7,250
Of which:
Profit (Loss) from discontinued operations (net of non-controlling interests) (EUR million)	—	—	—
Profit (Loss) from continuing operations (net of non-controlling interests and CCP) (EUR million)	(9,323)	5,920	7,250
Weighted average number of shares outstanding	17,316,288,908	16,348,415,883	16,150,090,739
Dilutive effect of options/rights on shares	Not applicable	35,891,644	42,873,078
Impact factor correction*	Not applicable	712,361,197	704,041,905
Adjusted number of shares	17,316,288,908	17,096,668,724	16,897,005,722
Diluted earnings (Loss) per share (euros)	(0.538)	0.346	0.429
Of which, from discounted operations (euros)	—	—	—
Diluted earnings (Loss) per share from continuing operations (euros)	(0.538)	0.346	0.429
*    Correction factor for the capital increase released on 3 December 2020 (see notes 1.d and 31.a).

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
5. Remuneration and other benefits paid to the Bank’s directors and senior managers
The following section contains qualitative and quantitative disclosures on the remuneration paid to the members of the board of directors —both executive and non-executive directors— and senior managers for 2020 and 2019:
a) Remuneration of Directors
i. Bylaw-stipulated emoluments
The annual General Meeting held on 22 March 2013 approved an amendment to the Bylaws, whereby the remuneration of directors in their capacity as board members became an annual fixed amount determined by the annual General Meeting. This amount shall remain in effect unless the shareholders resolve to change it at a general meeting. However, the board of directors may elect to reduce the amount in any years in which it deems such action justified.

The remuneration established by the Annual General Meeting was EUR 6 million in 2020 (same amount as in 2019), with two components: (a) an annual emolument and (b) attendance fees.

As a gesture of responsibility in view of the situation created by the health emergency the board of directors agreed on 5 May 2020 to reduce their allotments by 20% for the balance of 2020, with effect from 1 April 2020, and propose that amounts saved thereby be used to finance the initiatives of the Bank to fight against the covid-19 pandemic.

The specific amount payable for the above-mentioned items to each of the directors is determined by the Board of Directors. For such purpose, it takes into consideration the positions held by each director on the Board, their membership of the Board and the board committees and their attendance to the meetings thereof, and any other objective circumstances considered by the Board.

The total bylaw-stipulated emoluments earned by the Directors in 2020 amounted to EUR 4.1 million (4.9 million in 2019).

Annual emolument
The annual amounts received individually by the directors in 2020 and 2019 based on the positions held by them on the board and their membership of the board committees were as follows:

	2020		2019
Amount per director in euros	1 Apr to 31 Dec	1 Jan to 31 Mar
Members of the board of directors	49,500	22,500	90,000
Members of the executive committee	93,500	42,500	170,000
Members of the audit committee	22,000	10,000	40,000
Members of the appointments committee	13,750	6,250	25,000
Members of the remuneration committee	13,750	6,250	25,000
Members of the risk supervision, regulation and compliance committee	22,000	10,000	40,000
Members of the responsible banking, sustainability and culture committee	8,250	3,750	15,000
Chairman of the audit committee	38,500	17,500	70,000
Chairman of the appointments committee	27,500	12,500	50,000
Chairman of the remuneration committee	27,500	12,500	50,000
Chairman of the risk supervision, regulation and compliance committee	38,500	17,500	70,000
Chairman of the responsible banking, sustainability and culture committee	27,500	12,500	50,000
Lead director	60,500	27,500	110,000
Non-executive vice chairmen	16,500	7,500	30,000
*Mr. Bruce Carnegie-Brown, in view of the positions held on the board and its committees, in particular as chairman of the appointments and remuneration committees and as coordinating director, and the time and dedication required to properly perform such positions, has been assigned a minimum total annual remuneration of EUR 700,000 since 2015, including the annual allowance for the items corresponding to him of those indicated above and attendance fees. However, in line with the decision taken by the board of directors to reduce his fees by 20% with effect from April 1, 2020, which is shared by Mr. Bruce Carnegie-Brown, the same reduction shall be applied to this amount. Accordingly, the amount assigned for 2020 will be EUR 595,000.
Attendance fees
The directors receive fees for attending board and committee meetings, excluding executive committee meetings, since no attendance fees are received for this committee.
By resolution of the board of directors, at the proposal of the remuneration committee, the fees for attending board and committee meetings —excluding, as mentioned above, executive committee meetings— for 2020 were set at the same amounts as in 2019.
However, on 5 May 2020, as a gesture of responsibility in
view of the situation created by the health emergency, the
board of directors agreed to reduce their attendance fees by
20% for the balance of 2020, with effect from 1 April 2020,
and propose that the amounts saved thereby be used to finance the initiatives of the Bank to fight against the covid-19 pandemic.

Annual report 2020	Contents
The fees for 2019 and 2020 are as follows:

	2020		2019
Attendance fees per director per meeting in euros	1 Apr to 31 Dec	1 Jan to 31 Mar
Board of directors	2,080	2,600	2,600
Audit committee and risk supervision, regulation and compliance committee	1,360	1,700	1,700
Other committees (excluding executive committee)	1,200	1,500	1,500
ii. Salaries
The executive directors receive salaries. In accordance with the policy approved by the annual general meeting, salaries are composed of a fixed annual remuneration and a variable one, which consists in a unique incentive, which is a deferred variable remuneration plan linked to multi-year objectives, which establishes the following payment scheme:
•40% of the variable remuneration amount, determined at year-end on the basis of the achievement of the established objectives, is paid immediately.
•The remaining 60% is deferred over five years, to be paid in five portions, provided that the conditions of permanence in the Group and non-concurrence of the malus clauses are met, and subject to long term metrics, taking into account the following accrual scheme:
–The accrual of the first and second portion (payment in 2022 and 2023) will be conditional on none of the malus clauses being triggered.
–The accrual of the third, fourth, and fifth portion (payment in 2024, 2025 and 2026), is linked to objectives related to the period 2020—2022 and the metrics and scales associated with these objectives. The fulfilment of the objectives determines the percentage to be paid of the deferred amount in these three annuities, which, accordingly, might not be paid, where the maximum amount is the amount determined at closing of 2020, when the total variable remuneration is approved.
•In accordance with current remuneration policies, the amounts already paid will be subject to a possible recovery (clawback) by the Bank during the period set out in the policy in force at each moment.
The immediate payment (or short-term), as well as each deferred payment (linked to long term metrics and not linked to long-term metrics) will be settled 50% in cash and the remaining 50% in Santander shares.
In the case of Sergio Rial, who was appointed director on April
2020, he has not received any remuneration for executive
duties in Banco Santander, S.A. during 2020, but he qualifies as an executive director pursuant to section 529 duodecies of the Spanish Companies Act (Ley de Sociedades de Capital),
because of his role as CEO and vice-president of Banco
Santander (Brasil) S.A., the principles herein are the same for his remuneration as CEO and vice-president of Banco Santander (Brasil) S.A.

The same policy and principles above apply to Sergio Rial's remuneration as CEO in Santander Brasil.
Voluntary Reduction of Executive Remuneration (Chairman and CEO)
On 23 March 2020, given the health crisis created by the covid-19 pandemic, Ana Botín and José Antonio Álvarez proposed to reduce their 2020 total compensation (salary and bonus) by 50% and use the amounts saved to finance the Santander covid-19 relief fund. This proposal was supported by the remuneration committee and approved by the board of directors.
To achieve the 50% reduction compared to 2019, the board of directors decided to apply an additional adjustment to Ana Botín’s and José Antonio Alvarez’s variable compensation, reducing the variable compensation by 74% in the case of Ana Botín and 79% in the case of José Antonio Álvarez.
Ana Botín’s total salary and bonus for 2019 was EUR 9,688 thousand, with EUR 3,176 thousand salary and EUR 6,512 thousand bonus (of which EUR 4,168 thousand was the sum of immediately payable and deferred -not linked to long-term objectives- variable remuneration, and EUR 2,344 thousand was deferred variable remuneration linked to long-term objectives at face value). Accordingly, the total of her salary and bonus for 2020 has been established at EUR 4,844 thousand, with EUR 3,176 thousand salary and EUR 1,668 thousand bonus (of which EUR 1,068 thousand is the sum immediately payable and deferred -not linked to long-term objectives- variable remuneration, and EUR 600 thousand is deferred variable remuneration linked to long-term objectives at face value).
José Antonio Álvarez’s total salary and bonus for 2019 was EUR 6,893 thousand, with EUR 2,541 thousand salary and EUR 4,352 thousand bonus (of which EUR 2,786 thousand was the sum of immediately payable and deferred -not linked to long-term objectives- variable remuneration, and EUR 1,566 thousand was deferred variable remuneration linked to long-term objectives at face value). Accordingly, the total of his salary and bonus for 2020 has been established at EUR 3,446.5 thousand, with EUR 2,541 thousand salary and EUR 906 thousand bonus (of which EUR 580 thousand is immediately payable and deferred -not linked to long-term objectives- variable remuneration, and EUR 326 thousand is deferred variable remuneration linked to long-term objectives at face value).
The chart below shows the comparison between the amounts received in 2019 and those received in 2020:

	2019			2020			% Var. 2020 vs 2019
	Salary	Bonus	Total	Salary	Bonus	Total
Chairman	3,176	6,512	9,688	3,176	1,668	4,844	(50)%
CEO	2,541	4,352	6,893	2,541	906	3,447	(50)%
Additionally, Ana Botin has made a personal decision to donate the full amount of the cash bonus paid this year for 2020 to Banco Santander's Euros de tu nómina program, through which employees can give up part of their pay to projects sponsored by a group of charities voted for by employees and the bank matches the employee's donation, and to Empieza por Educar, the Spanish affiliate of Teach for All.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
iii. Detail by director

The detail, by bank director, of the short-term (immediate) and deferred (not subject to long-term goals) remuneration for 2020 and 2019 is provided below:

EUR thousand
	2020
	Bylaw-stipulated emoluments
	Annual emolument							Attendance fees and commissions
	BoardN	Executive committee	Audit committee	Appointments committee	Remuneration committee	Risk supervision, regulation and compliance oversight committee	Responsible banking, sustainability and culture committee
Ms Ana Botín-Sanz de Sautuola y O’Shea	77	145	—	—	—	—	13	55
Mr José Antonio Álvarez Álvarez	77	145	—	—	—	—	—	49
Mr Bruce Carnegie-Brown	326	145	—	21	21	—	—	82
Ms Homaira Akbari	77	—	34	—	—	—	13	79
Mr Francisco Javier Botín-Sanz de Sautuola y O’SheaA	77	—	—	—	—	—	—	45
Mr Álvaro Antonio Cardoso de SouzaB	136	—	—	—	—	34	13	60
Mr Ramón Martín Chávez MárquezC	8	—	—	1	5	8	—	15
Ms Sol Daurella Comadrán	77	—	—	21	21	—	13	82
Mr Henrique Manuel Drummond Borges Cirne de CastroD	77	—	34	—	21	—	—	85
Ms Gina Díez BarrosoE	2	—	—	—	—	—	—	2
Mr Luis Isasi Fernández de BobadillaF	44	84	—	—	12	20	—	43
Mr Ramiro Mato García-Ansorena	119	145	34	—	—	34	13	86
Mr Sergio RialG	42	—	—	—	—	—	—	21
Ms Belén Romana García	98	145	34	—	—	34	13	94
Mrs Pamela Ann WalkdenH	114	—	34	—	—	—	—	66
Mr Rodrigo Echenique GordilloI	75	—	—	21	—	—	—	60
Mr Ignacio Benjumea Cabeza de VacaJ	35	65	—	—	10	15	6	43
Mr Guillermo de la Dehesa RomeroK	23	44	—	6	6	—	—	28
Ms Esther Giménez-Salinas i ColomerL	64	—	—	18	—	28	11	71
Mr Carlos Fernández GonzálezM	—	—	—	—	—	—	—	—
Total 2020	1,548	918	170	88	96	173	95	1,066
Total 2019	1,794	1,247	168	117	125	200	120	1,094
A.    All amounts received were reimbursed to Fundación Botín.
B.    Director since 1 April 2018.
C.    Director since 27 October 2020.
D.    Director since 17 July 2019.
E.    Director since 22 December 2020.
F.     Director since 19 May 2020.
G.     Executive director since 30 May 2020.
H.    Director since 29 October 2019.
I.    Stepped down as executive director on 30 April 2019. Non-executive director from 1 May 2019 to 22 December 2020.
J.    Stepped down as director on 5 May 2020.
K.    Stepped down as director on 3 April 2020.
L.    Stepped down as director on 27 October 2020.
M.    Stepped down as director on 28 October 2019.
N    Includes emoluments for chairing committees and other roles.

Annual report 2020	Contents

2020									2019

Short-term and deferred (not subject to long-term goals) salaries of executive directors

Fixed	Variable - immediate payment		Deferred variable
	In cash	In shares	In cash	In shares	Total	Pension contribution	Other remuneration[7]	Total	Total
3,176	333	334	200	200	4,243	1,155	1,131	6,819	9,954
2,541	181	181	108	109	3,120	864	1,764	6,019	8,270
—	—	—	—	—	—	—	—	595	700
—	—	—	—	—	—	—	—	203	226
—	—	—	—	—	—	—	—	122	137
—	—	—	—	—	—	—	—	243	276
—	—	—	—	—	—	—	—	37	—
—	—	—	—	—	—	—	—	214	240
—	—	—	—	—	—	—	—	217	86
—	—	—	—	—	—	—	—	4	—
—	—	—	—	—	—	—	740	943	—
—	—	—	—	—	—	—	—	431	500
—	—	—	—	—	—	—	—	63	—
—	—	—	—	—	—	—	—	418	525
—	—	—	—	—	—	—	—	214	34
—	—	—	—	—	—	—	1,800	1,956	4,874
—	—	—	—	—	—	—	102	276	524
—	—	—	—	—	—	—	—	107	399
—	—	—	—	—	—	—	—	192	228
—	—	—	—	—	—	—	—	—	214
5,717	514	515	308	309	7,363	2,019	5,537	19,073	—
6,317	2,572	2,572	1,543	1,543	14,547	2,003	5,772	—	27,187

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Following is the detail, by executive director, of the salaries linked to multi-year objectives at their fair value, which will only be received if the conditions of permanence in the group, non-applicability of malus clauses and achievement of the established objectives are met (or, as the case may be, of the minimum thresholds thereof, with the consequent reduction of amount agreed-upon at the end of the year) in the terms described in note 46.

EUR thousand
	2020			2019
	Variable subject to Long-term objectives[1]
	In cash	In shares	Total	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea	210	210	420	1,642
Mr José Antonio Álvarez Álvarez	114	114	228	1,096
Mr Rodrigo Echenique Gordillo	—	—	—	504
Total	324	324	648	3,242
1. Corresponds with the fair value of the maximum amount they are entitled to in a total of 3 years: 2024, 2025 and 2026, subject to conditions of continued service, with the exceptions provided, and to the non-applicability of malus clauses and achievement of the objectives established.
The fair value has been determined at the grant date based on the valuation report of an independent expert, Willis Towers Watson. Based on the design of the plan for 2020 and the levels of achievement of similar plans in comparable entities, the expert concludes that the reasonable range for estimating the initial achievement ratio is around 60% - 80%. Accordingly, it has been considered that the fair value is 70% of the maximum (see note 46).
Note 5.e below includes disclosures on the shares delivered from the deferred remuneration schemes in place in previous years and for which delivery conditions were met, as well as on the maximum number of shares that may be received in future years in connection with the aforementioned 2020 and 2019 variable remuneration plans.
In the case of Sergio Rial, as mentioned above, he has not received any remuneration for executive duties in Banco Santander, S.A. during 2020. The remuneration he has received in his role as CEO and vice-president of Banco Santander (Brasil) (Santander Brasil) is:

2020	BRL thousand	EUR thousand
Base salary	12,645	2,175
Other fixed benefits	39	7
Pensions	5,041	867
Variable remuneration	30,240	5,201
Total	47,965	8,250
b) Remuneration of the Board members as representatives of the Bank
By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake, paid by those companies and relating to appointments made on or after 18 March, 2002, accrues to the Group. In 2020 and 2019 the Bank’s directors did not receive any remuneration in respect of these representative duties.
On the other hand, Mr. Álvaro Cardoso de Souza, in his role as non-executive Chairman of Banco Santander (Brasil) S.A., received a remuneration in 2020 of 1,947 thousand Brazilian reales (EUR 335 thousand), Ms. Homaira Akbari was paid USD 190 thousand (EUR 156 thousand) as member of the board of Santander Consumer USA (SCUSA) and EUR 17,200 as member of the Board of PagoNxt), and Mr. Henrique Manuel Drummond Borges Cirne de Castro and Mr. Ramón Martín Chávez Márquez, were also each paid paid EUR 17,200 as members of the board of PagoNxt.
Likewise, Luis Isasi was paid EUR 740 thousand as chairman of the board of Santander Spain (amount included in the chart below as "other remuneration" as it is paid by Banco Santander, S.A.)
c) Post-employment and other long-term benefits
In 2012, the contracts of Ms. Ana Botín and Mr. José Antonio Alvarez (and other members of the Bank's senior management) with defined benefit pension commitments were modified to transform these commitments into a defined contribution system, which covers the contingencies of retirement, disability and death. From that moment on, the Bank makes annual contributions to their pension system for their benefit.
This system gives them the right to receive benefits upon retirement, regardless of whether or not they are active at the Bank at such time, based on contributions to the system, and replaced their previous right to receive a pension supplement in the event of retirement. In the event of pre-retirement and up until the retirement date, Ms Ana Botín and Mr José Antonio Alvarez, have the right to receive an annual allotment.
The initial balance for each of them in the new defined benefits system corresponded to the market value of the assets from which the provisions corresponding to the respective accrued obligations had materialised on the date on which the old pension commitments were transferred into the new benefits system.
Since 2013, the Bank has made annual contributions to the benefits system for executive directors and senior executives, in proportion to their respective pensionable bases, until they leave Grupo Santander or until their retirement within the Group, death, or disability (including, if applicable, during pre-retirement).

Annual report 2020	Contents
The benefit plan system is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A., and the economic rights of the foregoing directors under this plan belong to them regardless of whether or not they are active at the Bank at the time of their retirement, death or disability.
In accordance with the provisions of the remuneration regulations, contributions made calculated on variable remuneration are subject to the discretionary pension benefits regime. Under this regime, contributions are subject to malus clauses and clawback according to the policy in force at any given time and during the same period in which the variable remuneration is deferred.
Furthermore, they must be invested in bank shares for a period of five years from the date when the executive director leaves the Group, regardless of whether or not they leave to retire. Once that period has elapsed, the amount invested in shares will be reinvested, along with the remainder of the cumulative balance corresponding to the executive director, or it will be paid to the executive director or to their beneficiaries in the event of a contingency covered by the benefits system.
Until March 2018, the system also included a supplementary benefits scheme for cases of death (death of spouse and death of parent) and permanent disability of serving directors envisaged in the contracts of Ms Ana Botín and Mr José Antonio Álvarez.
As per the director´s remuneration policy approved at the 23 March 2018 general shareholder´s meeting, the system was changed with a focus on:
•Aligning the annual contributions with practices of comparable institutions.
•Reducing future liabilities by eliminating the supplementary benefits scheme in the event of death (death of spouse or parent) and permanent disability of serving directors.
•Not increasing total costs for the Bank.
The changes to the system were the following:
•Fixed and variable pension contributions were reduced to 22% of the respective pensionable bases. The gross annual salaries and the benchmark variable remuneration were increased in the corresponding amount with no increase in total costs for the Bank. The pensionable base for the purposes of the annual contributions for the executive directors is the sum of fixed remuneration plus 30% of the average of their last three variable remuneration amounts (or, in the event of Mr José Antonio Álvarez’s pre-retirement, his fixed remuneration as a senior executive vice president).
•The death and disability supplementary benefits were eliminated since 1 April 2018. A fixed remuneration supplement (included in other remuneration in section a.iii in this note) was implemented the same date.
•The total amount insured for life and accident insurance was increased.
The provisions recognised in 2020 and 2019 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability) were as follows:

EUR thousand
	2020	2019
Ms Ana Botín-Sanz de Sautuola y O’Shea	1,155	1,145
Mr José Antonio Álvarez Álvarez	864	858
Total	2,019	2,003
Following is a detail of the balances relating to each of the executive directors under the welfare system as of 31 December 2020 and 2019:

EUR thousand
	2020	2019
Ms Ana Botín-Sanz de Sautuola y O’Shea	49,444	48,104
Mr José Antonio Álvarez Álvarez	18,082	17,404
Mr Rodrigo Echenique Gordillo[1]	—	13,268
Total	67,526	78,776
1.    Mr Rodrigo Echenique has not participated in the defined contribution pension scheme described in the preceding paragraphs. However, for reference purposes, this year’s table details his rights before he was named an executive director. Mr. Rodrigo Echenique's accrued obligation as of December 2020 is zero, since he received the benefit in the form of capital in 2020. Therefore, there is no pending commitment in this regard in respect of Rodrigo Echenique.
d) Insurance
The Group pays for life insurance policies for the Bank’s directors, who will be entitled to receive benefits if they are declared disabled; in the event of death, the benefits will be payable to their heirs. The premiums paid by the Group are included in the 'Other remuneration' column of the table shown in Note 5.a.iii above. Also, the following table provides information on the sums insured for the Bank’s executive directors:

Insured capital
EUR thousand
	2020	2019
Ms Ana Botín-Sanz de Sautuola y O’Shea	21,984	22,475
Mr José Antonio Álvarez Álvarez	18,703	19,373
Mr Rodrigo Echenique Gordillo	—	5,400
Total	40,687	47,248

The insured capital has been modified in 2018 for Ms Ana Botín and Mr José Antonio Alvarez as part of the pension systems transformation set out in note 5.c) above, which has encompassed the elimination of the supplementary benefits systems (death of spouse and death of parent) and the increase of the life insurance annuities.
During 2020 and 2019, the Group has disbursed a total amount of 19.5 million euros and 11.6 million euros, respectively, for the payment of civil-liability insurance premiums. These premiums correspond to several civil-liability insurance policies that hedge, among others, directors, senior executives and other managers and employees of the Group and the Bank itself, as well as its subsidiaries, in light of certain types of potential claims. For

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
this reason, it is not possible to disaggregate or individualize the amount that correspond to the directors and executives.
As of 31 December 2020 and 2019, no life insurance commitments exist for the Group in respect of any other directors.
e) Deferred variable remuneration systems
The following information relates to the maximum number of shares to which the executive directors are entitled at the beginning and end of 2020 and 2019 due to their participation in the deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to 2020 and prior years, as well as on the deliveries, in shares or in cash, made to them in 2020 and 2019 once the conditions for the receipt thereof had been met (see note 46):
i) Deferred conditional variable remuneration plan
From 2011 to 2015, the bonuses of executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration that puts them on the same remuneration level as senior executives and employees who assume risk (all of whom are referred to as identified staff) have been approved by the Board of Directors and instrumented, respectively, through various cycles of the deferred conditional variable remuneration plan. Application of these cycles, insofar as they entail the delivery of shares to the plan beneficiaries, was authorized by the related Annual General Meetings.
The purpose of these plans is to defer a portion of the bonus of the plan beneficiaries (60% in the case of executive directors) over a period of five years (three years for the plans approved up to 2014) for it to be paid, where appropriate, in cash and in Santander shares. The remaining 40% portion of the bonus is paid in cash and Santander shares (in equal parts), upon commencement of this plan, in accordance with the rules set forth below.
In addition to the requirement that the beneficiary remains in Santander Group’s employ, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing in the opinion of the Board of Directors -following a proposal of the remuneration committee-, in relation to the corresponding year, in the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s consolidated financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or its risk profile. All the foregoing shall be subject in each case to the regulations of the relevant plan cycle.
On each delivery, the beneficiaries will be paid an amount in cash equal to the dividends paid for the amount deferred in shares and the interest on the amount deferred in cash. If the Santander Dividendo Elección scrip dividend scheme is applied, payment will be based on the price offered by the Bank for the bonus share rights corresponding to those shares.
The maximum number of shares to be delivered is calculated taking into account the daily volume-weighted average prices for the 15 trading sessions prior to the date on which the board of directors approves the bonus for the Bank’s Executive Directors for each year.
This plan and the Performance Shares (ILP) plan described below have been integrated for the executive directors and other senior managers in the deferred variable compensation plan linked to multiannual objectives, in the terms approved by the General Meeting of Shareholders held on March 18, 2016.
In the case of Sergio Rial, who does not receive any remuneration for executive duties in Banco Santander, S.A., the same policy principles, deferrals, multi year targets linked to the payment of deferred amounts and malus and clawback principles described herein apply to his variable remuneration in the subsidiary where he is the CEO.
ii) Deferred variable compensation plan linked to multiannual objectives
In the annual shareholders meeting of 12 March 2016, with the aim of simplifying the remuneration structure, improving the ex-ante risk adjustment and increasing the incidence of long-term objectives, the bonus plan (deferred and conditioned variable compensation plan) and ILP were replaced by one single plan, the deferred multiyear objectives variable remuneration plan.
The variable remuneration of executive directors and certain executives (including senior management) corresponding to 2020 has been approved by the Board of Directors and implemented through the fifth cycle of the deferred variable remuneration plan linked to multi-year objectives. The application of the plan was authorised by the annual general meeting of shareholders, as it entails the delivery of shares to the beneficiaries.
As indicated in section a.ii of this note, 60% of the variable remuneration amount is deferred over five years (three years for certain beneficiaries, not including executive directors), to be paid, where appropriate, in five portions, provided that the conditions of permanence in the group and non-concurrence of malus clauses are met, and subject to long term metrics, according to the following accrual scheme:
•The accrual of the first and second parts (instalments in 2022 and 2023) is conditional on none of the malus clauses being triggered.
•The accrual of the third, fourth and fifth parts (instalments in 2024, 2025 and 2026) is linked to the fulfilment of certain objectives related to the 2020‑2022 period and the metrics and scales associated with those objectives, as well as to non-concurrence of malus clauses. These objectives are:
–The growth of consolidated earnings per share in 2022 compared to 2019;
–the relative performance of the Bank’s total shareholder return (RTA) in the 2020-2022 period in relation to the weighted RTAs of a reference group of 9 credit institutions;

Annual report 2020	Contents
–compliance with the fully loaded ordinary level 1 capital objective for the year 2022.
The degree of compliance with the above objectives determines the percentage to be applied to the deferred amount in these three annuities, the maximum being the amount determined at the end of the year 2020 when the total variable remuneration is approved.
Both the immediate (short-term) and each of the deferred (long-term and conditioned) portions are paid 50% in cash and the remaining 50% in Santander shares.
The accrual of deferred amounts (whether or not subject to performance measures) is conditioned, in addition to the permanence of the beneficiary in the Group, to non-occurrence, during the period prior to each of the deliveries, of any the circumstances giving rise to the application of malus as set out in the Group’s remuneration policy in its chapter related to malus and clawback. Likewise, the amounts already paid of the incentive will be subject to clawback by the Bank in the cases and during the term foreseen in said policy, and in accordance with the terms and conditions foreseen in it.
The application of malus and clawback is activated in cases in which there is poor financial performance of the entity as a whole or of a specific division or area of the entity or of the exposures generated by the personnel, and at least the following factors must be considered:
(i)Significant failures in risk management committed by the entity, or by a business unit or risk control.
(ii)The increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures.
(iii)Regulatory sanctions or judicial sentences from events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity.
(iv)Irregular conduct, whether individual or collective. In this regard, the negative effects derived from the marketing of inappropriate products and the responsibilities of the people or bodies that made those decisions will be specially considered.
The maximum number of shares to be delivered is calculated by taking into account the average weighted daily volume of the average weighted listing prices corresponding to the fifteen trading sessions prior to the previous Friday (excluded) to the date on which the bonus is agreed by the board of executive directors of the Bank.
In the case of Mr. Sergio Rial, although as stated above he does not receive any remuneration for executive duties in Banco Santander, S.A., he is included as CEO of Santander Brasil in the deferred variable compensation plan linked to multiannual objectives and thus subject to the same conditions and principles of deferral, multiannual objectives, deferrals and malus and clawback herein in respect of the remuneration he receives in his role as CEO of this subsidiary.
iii) Shares assigned by deferred variable remuneration plans
The following table shows the number of Santander shares assigned to each executive director and pending delivery as of 1 January 2019, 31 December 2019 and 31 December 2020, as well as the gross shares that were delivered to them in 2019 and 2020, either in the form of an immediate payment or a deferred payment. In this case after having been appraised by the board, at the proposal of the remuneration committee, that the corresponding one-fifth of each plan had accrued. They come from each of the plans through which the variable remunerations of deferred conditional variable remuneration plans in 2015 and of the deferred conditional and linked to multiannual objectives in 2016, 2017, 2018, 2019 and 2020.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Share-based variable remuneration
	Maximum number of shares to be delivered at January 1,2019	Shares delivered in 2019 (immediate payment 2018 variable remuneration)	Shares delivered in 2019 (deferred payment 2017 variable remuneration)	Shares delivered in 2019 (deferred payment 2016 variable remuneration)	Shares delivered in 2019 (deferred payment 2015 variable remuneration)	Variable remuneration 2019 (Maximum number of shares to be delivered)
2015 variable remuneration[4]
Ms Ana Botín-Sanz de Sautuola y O’Shea	193,213	—	—	—	(64,404)	—
Mr José Antonio Álvarez Álvarez	128,431	—	—	—	(42,811)	—
Mr Rodrigo Echenique Gordillo[3]	95,134	—	—	—	(31,712)	—
	416,778				(138,927)
2016 variable remuneration
Ms Ana Botín-Sanz de Sautuola y O’Shea	288,410	—	—	(72,102)	—	—
Mr José Antonio Álvarez Álvarez	194,665	—	—	(48,667)	—	—
Mr Rodrigo Echenique Gordillo[3]	144,180	—	—	(36,046)	—	—
	627,255			(156,815)
2017 variable remuneration
Ms Ana Botín-Sanz de Sautuola y O’Shea	344,625	—	(68,925)	—	—	—
Mr José Antonio Álvarez Álvarez	230,471	—	(46,094)	—	—	—
Mr Rodrigo Echenique Gordillo[3]	179,608	—	(35,922)	—	—	—
	754,704		(150,941)
2018 variable remuneration
Ms Ana Botín-Sanz de Sautuola y O’Shea	860,865	(344,346)	—	—	—	—
Mr José Antonio Álvarez Álvarez	575,268	(230,107)	—	—	—	—
Mr Rodrigo Echenique Gordillo[3]	456,840	(182,736)	—	—	—	—
	1,892,973	(757,189)
2019 variable remuneration
Ms Ana Botín-Sanz de Sautuola y O’Shea	—	—	—	—	—	887,193
Mr José Antonio Álvarez Álvarez	—	—	—	—	—	592,915
Mr Rodrigo Echenique Gordillo[3]	—	—	—	—	—	272,480
						1,752,588
2020 variable remuneration[1]
Ms Ana Botín-Sanz de Sautuola y O’Shea	—	—	—	—	—	—
Mr José Antonio Álvarez Álvarez	—	—	—	—	—	—
Mr Sergio Rial[2]	—	—	—	—	—	—

1.For each director, 40% of the shares indicated correspond to the short-term variable (or immediate payment). The remaining 60% is deferred for delivery, where appropriate, by fifths in the next five years, the last three being subject to the fulfilment of multiannual objectives.
2.Mr. Sergio Rial's share-based variable remuneration awarded in shares of Banco Santander (Brasil). He has the right to a maximum of 51,483 Santander shares and 269,148 options over Santander shares for his participation in the 2019 Digital Transformation Award.
3.Mr. Rodrigo Echenique stepped down as executive director on 30 April 2019. Non-executive director from 1 May 2019 to 22 December 2020.
4.In addition, Mr. Ignacio Benjumea Cabeza de Vaca received 35,372 shares during 2020 and maintains the right to a maximum of 35,369 shares arising from his participation in the corresponding plans during his term as executive vice president.

Annual report 2020	Contents

Maximum number of shares to be delivered at December 31, 2019	Instruments matured but not consolidated at January 1, 2020	Shares delivered in 2020 (immediate payment 2019 variable remuneration)	Shares delivered in 2020 (deferred payment 2018 variable remuneration)	Shares delivered in 2020 (deferred payment 2017 variable remuneration)	Shares delivered in 2020 (deferred payment 2016 variable remuneration)	Shares delivered in 2020 (deferred payment 2015 variable remuneration)	Variable remuneration 2020 (Maximum number of shares to be delivered)	Maximum number of shares to be delivered at December 31, 2020

128,809	—	—	—	—	—	(64,404)	—	64,405
85,620	—	—	—	—	—	(42,811)	—	42,809
63,422	—	—	—	—	—	(31,712)	—	31,710
277,851						(138,927)		138,924

216,308	(51,265)	—	—	—	(55,014)	—	—	110,029
145,998	(34,602)	—	—	—	(37,133)	—	—	74,263
108,134	(25,628)	—	—	—	(27,503)	—	—	55,003
470,440	(111,495)				(119,650)			239,295

275,700	—	—	—	(68,925)	—	—	—	206,775
184,377	—	—	—	(46,094)	—	—	—	138,283
143,686	—	—	—	(35,922)	—	—	—	107,764
603,763				(150,941)				452,822

516,519	—	—	(103,304)	—	—	—	—	413,215
345,161	—	—	(69,032)	—	—	—	—	276,129
274,104	—	—	(54,821)	—	—	—	—	219,283
1,135,784			(227,157)					908,627

887,193	—	(354,877)	—	—	—	—	—	532,316
592,915	—	(237,166)	—	—	—	—	—	355,749
272,480	—	(108,992)	—	—	—	—	—	163,488
1,752,588		(701,035)						1,051,553

—	—	—	—	—	—	—	310,615	310,615
—	—	—	—	—	—	—	168,715	168,715
—	—	—	—	—	—	—	355,263	355,263
							834,593	834,593

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
In addition, the table below shows the cash delivered in ###2020 and 2019, by way of either immediate payment or deferred payment, in the latter case once the Board had determined, at the proposal of the remuneration committee, that one-fifth relating to each plan had accrued:

EUR thousand
	2020		2019
	Cash paid (immediate payment 2019 variable remuneration)	Cash paid (deferred payments from 2018, 2017, 2016 and 2015 variable remuneration)	Cash paid (immediate payment 2018 variable remuneration)	Cash paid (deferred payments from 2017, 2016 and 2015 variable remuneration)
Ms. Ana Botín-Sanz de Sautuola y O’Shea	1,302	1,383	1,480	1,025
Mr. José Antonio Álvarez Álvarez	870	925	989	686
Mr. Rodrigo Echenique Gordillo	400	712	785	519
	2,572	3,020	3,254	2,230
iv) Information on former members of the Board of Directors
The chart below includes information on the maximum number of shares to which former members of the Board of Directors who ceased in office prior to 1 January 2019 are entitled for their participation in the various deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to the years in which they were Executive Directors. Also set forth below is information on the deliveries, whether in shares or in cash, made in 2020 and 2019 to former board members, upon achievement of the conditions for the receipt thereof (see note 46):

Maximum number of shares to be delivered
	2020	2019
Deferred conditional variable remuneration plan (2015)	60,847	121,694
Deferred conditional variable remuneration plan and linked to objectives (2016)	65,502	98,253
Deferred conditional variable remuneration plan and linked to objectives (2017)	47,956	140,531

Number of shares delivered
	2020	2019
Deferred conditional variable remuneration plan (2015)	60,847	60,847
Performance shares plan ILP (2015)	0	129,612
Deferred conditional variable remuneration plan and linked to objectives (2016)	32,751	42,924
Deferred conditional variable remuneration plan and linked to objectives (2017)	35,132	35,132
In addition, EUR 612 thousand and EUR 663 thousand relating to the deferred portion payable in cash of the aforementioned plans were paid each in 2020 and 2019.

Annual report 2020	Contents
f) Loans
Grupo Santander’s direct risk exposure to the bank’s directors and the guarantees provided for them are detailed below. These transactions were made on terms equivalent to those that prevail in arm’s-length transactions or the related compensation in kind was recognized:

EUR thousand
	2020			2019
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total
Mrs. Ana Patricia Botín	14	—	14	18	—	18
Mr. José Antonio Álvarez Álvarez	5	—	5	27	—	27
Mr. Bruce Carnegie-Brown	—	—	—	—	—	—
Mr. Rodrigo Echenique Gordillo**	—	—	—	33	—	33
Mr. Javier Botín-Sáenz de Sautuola	2	—	2	21	—	21
Mrs. Sol Daurella Comadrán	22	—	22	55	—	55
Mrs. Esther Gimenéz-Salinas i Colomer****	—	—	—	1	—	1
Mr. Ignacio Benjumea Cabeza de Vaca*	—	—	—	1	—	1
Mrs. Belén Romana García	—	—	—	21	—	21
Mr. Guillermo de la Dehesa Romero***	—	—	—	56	—	56
Mr. Ramiro Mato García-Ansorena	—	—	—	—	—	—
Mrs. Homaira Akbari	—	—	—	—	—	—
Mr. Álvaro Antonio Cardoso de Souza	—	—	—	—	—	—
Mr. Henrique Manuel Drummond Borges Cirne de Castro	—	—	—	—	—	—
Mrs. Pamela Ann Walkden	—	—	—	—	—	—
Mr. Luis Isasi Fernández de Bobadilla	—	—	—	—	—	—
Mr. Sergio Agapito Lires Rial	—	—	—	—	—	—
Mr. R. Martín Chávez	—	—	—	—	—	—
Mrs. Gina Lorenza Díez Barroso Arcárraga	6	—	6	—	—	—
	49	—	49	233	—	233
*    Mr. Ignacio Benjumea Cabeza de Vaca resigns as a member of the Board in June 2020.
**    Mr. Rodrigo Echenique Gordillo resigns as a member of the Board in December 2020.
***    Mr. Guillermo de la Dehesa resigns as a member of the Board in June 2020.
****    Ms. Esther Gimenez-Salinas i Colomer resigns as a member of the Board in December 2020.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
g) Senior managers
The table below includes the amounts relating to the short-term remuneration of the members of senior management at 31 December 2020 and those at 31 December 2019, excluding the remuneration of the executive directors, which is detailed above:

EUR thousand
		Short-term salaries and deferred remuneration
			Variable remuneration (bonus) - Immediate payment		Deferred variable remuneration
Year	Number of persons	Fixed	In cash	In shares[2]	In cash	In shares	Pensions	Other remuneration[1]	Total [3]
2020	18	21,642	5,739	5,740	2,470	2,471	6,039	6,312	50,413
2019	18	22,904	7,668	7,669	3,336	3,337	6,282	15,337	66,532
1.    Includes other remuneration items such as life and medical insurance premiums and localization aids.
2.    The amount of immediate payment in shares for 2020 is 2,135,700 shares (2,090,536 Santander shares in 2019).
3.    The deferred amount in shares not linked to long-term objectives for 2020 is 919,308 shares (909,534 Santander shares in 2019).
At the annual general meeting on 3 April 2020, shareholders approved the 2020 Digital Transformation Incentive, a variable remuneration scheme that delivers Santander shares and share options if the group hits major milestones on its digital roadmap.
Three senior executives are included within this plan (aimed at a group of up to 250 employees whose functions are deemed essential to Santander Group’s growth and digital transformation) and, thus, can receive a total of EUR 1,700 thousand to be paid in thirds on the third, fourth and fifth anniversary of the authorisation date (2024, 2025 and 2026). This amount is implemented in 316,574 Santander shares and 944,445 options over Santander shares, using for these purposes the fair value of the options at the moment of their grant (EUR 0.90).
Of the EUR 30,000 thousand approved by the 2020 general meeting as maximum amount for the 2020 Digital Transformation Award, a total overall cost of EUR 17,800 thousand has been approved, based on the final number of participants and the level of achievement of milestones.
The milestones for the 2020 Digital Transformation Award were: (i) rolling out the global merchant services (GMS) platform in 3 new geographies, enhancing the platform functionality and achieving volume targets for transactions and participating merchants; (ii) doing the commercial rollout of the global trade services (GTS) platform in 8 new geographies, enhancing platform functionality, and achieving volume targets for on-boarded clients and monthly active users; (iii) launching OpenBank in a new market and migrating the retail banking infrastructure to “new-mode” bank; (iv) launch the global platform SuperDigital in at least 4 countries, driving target active user growth; (v) deploying machine learning across pre-defined markets for 4 priority use cases, rolling out Conversion Rate Optimization (Digital marketing) for at least 40 sales programs, delivering profit targets, and driving reduction of agent handled calls in contact centers; (vi) successfully implementating initiatives related to on-board and identity services, common API

(application programming interface) layer, payment hubs, mobile app for SMEs and virtual assistant services; and (vii) launching the PagoFX global platform in at least 4 countries.
The 2019 Digital Transformation Incentive, which terms are substantially the same as those of the 2020 one, included three senior executives, who may receive up to a total of EUR 2,100 thousand.
See note 46 to the 2020 Group's consolidated financial statements for further information on the Digital Transformation Incentive.
In 2020, the ratio of variable to fixed pay components was 80% of the total for senior managers, well within the maximum limit of 200% set by shareholders.
Also, the detail of the breakdown of the remuneration linked to long-term objectives of the members of senior management at 31 December 2020 and 31 December 2019 is provided below. These remuneration payments shall be received, as the case may be, in the corresponding deferral periods, upon achievement of the conditions stipulated for each payment (see note 46):

EUR thousand
		Variable remuneration subject to long-term objectives[1]
Year	Number of people	Cash payment	Share payment	Total
2020	18	2,594	2,594	5,188
2019	18	3,503	3,504	7,007
1.    Relates to the fair value of the maximum annual amounts for years 2024, 2025 and 2026 of the fifth cycle of the deferred conditional variable remuneration plan (2022, 2024 and 2025 for the fourth cycle of the deferred variable compensation plan linked to annual objectives for the year 2019).

Annual report 2020	Contents
Senior executive vice presidents who retired in 2020 and, therefore, were not members of senior management at year-end, received in 2020 salaries and other remuneration relating to their termination amounting to EUR 5,984 thousand (EUR 6,789 thousand in 2019). Likewise, these same individuals have generated as senior managers the right to obtain variable remuneration linked to long-term objectives for a total amount of EUR 133 thousand (this right has been generated in 2019 for a total amount of EUR 615 thousand). The average total remuneration awarded to women who were part of the senior management during 2020, excluding executive directors, is 37% lower than the average remuneration of men senior managers.
The maximum number of Santander shares that the members of senior management at each plan grant date (excluding executive directors) were entitled to receive as of 31 December 2020 and 31 December 2019 relating to the deferred portion under the various plans then in force is the following (see note 46):

Maximum number of shares to be delivered
	2020	2019
Deferred conditional variable remuneration plan (2015)	179,617	391,074
Deferred conditional variable remuneration plan (2017)	2,786	—
Deferred conditional variable remuneration plan (2018)	6,949	—
Deferred conditional variable remuneration plan and linked to objectives (2016)	417,818	660,205
Deferred conditional variable remuneration plan and linked to objectives (2017)	791,360	1,115,570
Deferred conditional variable remuneration plan and linked to objectives (2018)	1,512,992	1,986,754
Deferred conditional variable remuneration plan and linked to objectives (2019)	2,154,312	2,273,859
Since the conditions established in the corresponding deferred share-based remuneration schemes for prior years had been met, the following number of Santander shares was delivered in 2020 and 2019 to the senior management, in addition to the payment of the related cash amounts:

Number of shares delivered
	2020	2019
Deferred conditional variable remuneration plan (2015)	179,614	257,187
Performance shares plan ILP (2015)	—	515,456
Deferred conditional variable remuneration plan (2017)	2,786	—
Deferred conditional variable remuneration plan (2018)	3,474	—
Deferred conditional variable remuneration plan and linked to objectives (2016)	170,185	215,868
Deferred conditional variable remuneration plan and linked to objectives (2017)	219,363	245,575
Deferred conditional variable remuneration plan and linked to objectives (2018)	342,884	—
As indicated in note 5.c above, senior management participate in the benefit system created in 2012, which covers the contingencies of retirement, disability and death. Banco Santander makes annual contributions to the benefit plans of its senior managers. In 2012, the contracts of the senior managers with benefit pension commitments were amended to transform them into a contribution system. The system, which is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A., gives senior managers the right to receive benefits upon retirement, regardless of whether or not they are active at Banco Santander at such time, based on contributions to the system. This new system replaced their previous right to receive a pension supplement in the event of retirement. In the event of pre-retirement, and up to the retirement date, senior managers appointed prior to September 2015 are entitled to receive an annual allowance.
In addition, further to applicable remuneration regulations, from 2016 (inclusive), a discretionary pension benefit component of at least 15% of total remuneration in contributions to the pension system has been included. Under the regime corresponding to these discretionary benefits, the contributions that are calculated on variable remunerations are subject to malus and clawback clauses, subject to policies applicable at each time, and during the same period in which the variable remuneration is deferred.
Likewise, the annual contributions calculated on variable remunerations must be invested in Bank shares for a period of five years from the date that the senior manager leaves the Group, regardless of whether or not they leave to retire. Once that period has elapsed, the amount invested in shares will be reinvested, along with the remainder of the cumulative balance corresponding to the senior manager, or it will be paid to the senior manager or to their beneficiaries in the event of a contingency covered by the benefits system.
The contracts of some senior executives were modified at the beginning of 2018 with the same objective and changes indicated in section c of this note for Ms Ana Botín and Mr José Antonio Álvarez. The modifications, which are aimed at aligning the annual contributions with the practices of comparable institutions and reducing the risk of future obligations by eliminating the supplementary scheme for death (widowhood and orphanhood) and permanent disability in service without increasing the costs to the bank, are as follows
•Contributions to the pensionable bases were reduced. Gross annual salaries were increased in the corresponding amount.
•The death and disability supplementary benefits were eliminated since January 1, 2018. A fixed remuneration supplement reflected in other remuneration in the table above was implemented on the same date.
•The amounts insured for life and accident insurance were increased.
All of the above was done without an increase in total cost for the Bank.
The balance as of 31 December 2020 in the pension system for those who were part of senior management during the year amounted to EUR: 59.4 million (EUR 69.8 million at 31 December 2019).
The net charge to income corresponding to pension and supplementary benefits for widows, orphans and permanent invalidity amounted to EUR 6.4 million in 2020 (EUR 6.3 million in 31 December 2019).

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
In 2020 and 2019 there have been no payments in the form of a single payment of the annual voluntary pre-retirement allowance.
Additionally, the capital insured by life and accident insurance at 31 December 2020 of this group amounts to EUR 135.1 million (EUR 134.1 million at 31 December 2019).
h) Post-employment benefits to former Directors and former senior executive vice presidents
The post-employment benefits and settlements paid in 2020 to former directors of the Bank, other than those detailed in note 5.c amounted to EUR 11.2 million and EUR 6.3 million in 2019, respectively. Also, the post-employment benefits and settlements paid in 2020 to former executive vice presidents amounted to EUR 10.26 million and EUR 6.5 million in 2019, respectively.
Contributions to insurance policies that hedge pensions and complementary widowhood, orphanhood and permanent disability benefits to previous members of the Bank’s board of directors, amounted to EUR 0.17 million in 2020 (EUR 0.2 million in 2019). Likewise, contributions to insurance policies that hedge pensions and complementary widowhood, orphanhood and permanent disability benefits for previous senior managers amounted to EUR 5.8 million in 2020 (EUR 5.5 million in 2019).
During the 2020 financial year, a release of 5 million euros was recorded in the consolidated income statement for pension commitments and similar obligations held by the Group with previous former members of the bank's board of directors (in 2019, no provisions/releases were recorded), and no provisions/releases has been recorded in respect of former senior managers in 2020 and 2019.
In addition, 'Provisions - Pension Fund and similar obligations' in the consolidated balance sheet as at 31 December 2020 included EUR 52 million in respect of the post-employment benefit obligations to former Directors of the Bank (EUR 65.7 million at 31 December 2019) and EUR 159 million corresponding to former senior managers (EUR 172 million at 31 December 2019).
i) Pre-retirement and retirement
The board of directors has approved, subject to the condition that the remuneration policy be approved at the annual general shareholders' meeting, an amendment to the contracts of the executive directors whereby:
•Ms Ana Botín ceases to have the right to pre-retire if she leaves the Bank out of her own volition, keeping this right in case of termination by the Bank until 1 September 2022. After this date, she does not have the right to pre-retire. While she keeps this right she will be entitled to an annual allotment equal to the sum of her fixed remuneration and 30% of the average amount of her last variable remuneration, to a maximum of three. This allotment is subject to the malus and clawback provisions in place for a period of five years.
•Mr. José Antonio Álvarez ceases to have the right to pre-retire in case of termination of his contract.
j) Contract termination
The executive directors and senior managers have indefinite-term employment contracts. Executive directors or senior managers whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. If Banco Santander terminates the contract for any other reason, they will be entitled to the corresponding legally-stipulated termination benefit, without prejudice to any compensation that may for non-competition obligations, as detailed in the directors' remuneration policy.
If Banco Santander were to terminate her contract, Ms. Ana Botín-Sanz de Sautuola y O'Shea would have to remain at Banco Santander’s disposal for a period of 4 months in order to ensure an adequate transition, and would receive her fixed salary during that period.
k) Information on investments held by the directors in other companies and conflicts of interest
None of the members of the board of directors have declared that they or persons related to them may have a direct or indirect conflict of interest with the interests of Banco Santander, S.A., as set forth in Article 229 of the Corporate Enterprises Act.

Annual report 2020	Contents
6. Loans and advances to central banks and credit institutions
The detail, by classification, type and currency, of Loans and advances to central banks and credit institutions in the consolidated balance sheets is as follows:

EUR million
	2020	2019	2018
CENTRAL BANKS
Classification
Financial assets held for trading	—	—	—
Non-trading financial assets mandatorily at fair value through profit or loss	—	—	—
Financial assets designated at fair value through profit or loss	9,481	6,473	9,226
Financial assets designated at fair value through other comprehensive income	—	—	—
Financial assets at amortised cost	12,499	18,474	15,601
	21,980	24,947	24,827
Type
Time deposits	11,757	17,533	15,601
Reverse repurchase agreements	10,223	7,414	9,226
Impaired assets	—	—	—
Valuation adjustments for impairment	—	—	—
	21,980	24,947	24,827
CREDIT INSTITUTIONS
Classification
Financial assets held for trading	3	—	—
Non-trading financial assets mandatorily at fair value through profit or loss	—	—	2
Financial assets designated at fair value through profit or loss	12,136	21,649	23,097
Financial assets designated at fair value through other comprehensive income	—	—	—
Financial assets at amortised cost	37,838	40,943	35,480
	49,977	62,592	58,579
Type
Time deposits	7,338	9,699	10,759
Reverse repurchase agreements	20,862	31,180	33,547
Non- loans advances	21,784	21,726	14,283
Impaired assets	1	1	2
Valuation adjustments for impairment	(8)	(14)	(12)
	49,977	62,592	58,579
CURRENCY
Euro	22,260	32,248	24,801
Pound sterling	4,127	3,659	4,073
US dollar	13,209	14,442	19,238
Brazilian real	26,437	30,919	28,310
Other currencies	5,924	6,271	6,984
TOTAL	71,957	87,539	83,406

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The loans and advances classified under 'Financial assets designated at fair value through profit or loss' consist of assets of Spanish and foreign institutions acquired under reverse repurchase agreements.
The loans and advances to credit institutions classified under 'Financial assets at amortised' cost are mainly time accounts and deposits.
Note 50 contains a detail of the residual maturity periods of 'Financial assets at amortised cost' and of the related average interest rates.
At 31 December 2020 the exposure by impairment stage of the assets accounted for amounts to EUR 50,344, EUR 0 and EUR 1 million (EUR 59,430, EUR 0 and EUR 1 million in 2019 and EUR 51,090, EUR 1 and EUR 2 million in 2018), and the loan loss provision by impairment stage amounts to EUR 8, EUR 0 and EUR 0 million (EUR 14, EUR 0 and EUR 0 million in 2019 and EUR 12, EUR 0 and EUR 0 million in 2018) in stage 1, stage 2 and stage 3, respectively.
7. Debt instruments
a) Detail
The detail, by classification, type and currency, of Debt instruments in the consolidated balance sheets is as follows:

EUR million
	2020	2019	2018
Classification
Financial assets held for trading	37,894	32,041	27,800
Non-trading financial assets mandatorily at fair value through profit or loss	700	1,175	5,587
Financial assets designated at fair value through profit or loss	2,979	3,186	3,222
Financial assets designated at fair value through other comprehensive income	108,903	118,405	116,819
Financial assets at amortised cost	26,078	29,789	37,696
	176,554	184,596	191,124
Type
Spanish government debt securities	30,397	42,054	50,488
Foreign government debt securities	110,570	107,434	99,959
Issued by financial institutions	10,133	9,670	10,574
Other fixed-income securities	25,337	25,265	29,868
Impaired financial assets	401	647	870
Impairment losses	(284)	(474)	(635)
	176,554	184,596	191,124
Currency
Euro	58,850	70,357	76,513
Pound sterling	7,372	15,713	19,153
US dollar	29,009	29,846	22,864
Brazilian real	35,139	38,316	40,871
Other currencies	46,468	30,838	32,358
Total gross	176,838	185,070	191,759
Impairment losses	(284)	(474)	(635)
	176,554	184,596	191,124
In the last quarter of 2019, debt securities were transferred from the 'Financial asset at amortised cost' to the 'Financial asset at fair value through other comprehensive income'. The fair value of these assets at the date of the transfer being EUR 6,359 million.
As established in IFRS 9, the aforementioned transfer was made prospectively, recognising the difference between the previous amortised cost of the transferred financial assets and their fair value in 'Other comprehensive income'. In application of this standard, the effective interest rate and the measurement of expected credit losses were not adjusted as a result of the reclassification.
The context of adapting the Group´s commercial strategy to the changes in business models, in order to favour a greater alignment of the sensitivity of the Bank's balance sheet masses to interest rates, has led to a change in the assets related to these liabilities from a business model whose objective is to collect the principal and interest flows to a business model whose objective is achieved through the collection of the principal and interest flows and the sale of these assets.

Annual report 2020	Contents
At 31 December 2020, 2019 and 2018 the exposure by impairment stage of the book assets under IFRS 9 amounted to EUR 134,792 million, EUR 147,575 million and EUR 154,164 million in stage 1; EUR 72 million, EUR 446 million and EUR 117 million in stage 2, and EUR 401 million, EUR 647 million and EUR 870 million in stage 3, respectively.
b) Breakdown
The breakdown, by origin of the issuer, of debt instruments at 31 December 2020, 2019 and 2018, net of impairment losses, is as follows:

EUR million
	2020				2019				2018
	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%
Spain	1,588	30,397	31,985	18.12%	3,634	42,054	45,688	24.75%	4,748	50,488	55,236	28.90%
United Kingdom	3,099	2,795	5,894	3.34%	3,806	11,479	15,285	8.28%	5,615	9,512	15,127	7.91%
Portugal	3,095	6,462	9,557	5.41%	2,979	7,563	10,542	5.71%	3,663	6,943	10,606	5.55%
Italy	1,047	4,688	5,735	3.25%	1,384	3,620	5,004	2.71%	857	3,134	3,991	2.09%
Ireland	2,924	2	2,926	1.66%	2,387	2	2,389	1.29%	4,543	2	4,545	2.38%
Poland	3,126	11,400	14,526	8.23%	460	9,361	9,821	5.32%	683	10,489	11,172	5.85%
Other European countries	8,211	2,891	11,102	6.29%	7,186	1,784	8,970	4.86%	6,101	1,518	7,619	3.99%
United States	6,386	14,645	21,031	11.91%	5,915	15,609	21,524	11.66%	6,833	10,362	17,195	9.00%
Brazil	5,179	33,316	38,495	21.80%	5,808	35,036	40,844	22.13%	5,285	36,583	41,868	21.91%
Mexico	435	19,053	19,488	11.04%	708	13,234	13,942	7.55%	520	11,325	11,845	6.20%
Chile	41	8,082	8,123	4.60%	50	4,819	4,869	2.64%	79	2,729	2,808	1.47%
Other American countries	274	3,098	3,372	1.91%	605	1,095	1,700	0.92%	1,111	1,375	2,486	1.30%
Rest of the world	182	4,138	4,320	2.44%	186	3,832	4,018	2.18%	639	5,987	6,626	3.47%
	35,587	140,967	176,554	100%	35,108	149,488	184,596	100%	40,677	150,447	191,124	100%
The detail, by issuer rating, of Debt instruments at 31 December 2020, 2019 and 2018 is as follows:

EUR million
	2020				2019				2018
	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%
AAA	14,088	2,099	16,187	9.17%	14,737	1,085	15,822	8.57%	18,901	834	19,735	10.33%
AA	1,714	18,784	20,498	11.61%	5,133	28,325	33,458	18.13%	2,715	20,966	23,681	12.39%
A	6,228	53,655	59,883	33.92%	3,238	59,744	62,982	34.12%	3,464	69,392	72,856	38.12%
BBB	6,515	31,204	37,719	21.36%	4,889	24,766	29,655	16.06%	5,093	21,837	26,930	14.09%
Below BBB	3,431	35,164	38,595	21.86%	1,244	35,466	36,710	19.89%	668	37,412	38,080	19.92%
Unrated	3,611	61	3,672	2.08%	5,867	102	5,969	3.23%	9,836	6	9,842	5.15%
	35,587	140,967	176,554	100%	35,108	149,488	184,596	100%	40,677	150,447	191,124	100%

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
During 2020 and 2019, the distribution of the exposure by rating level of the previous table has not been affected by ratings reviews of the sovereign issuers. In 2018, Spain and Poland went from BBB to A.
The detail, by type of financial instrument, of private fixed-income securities at 31 December 2020, 2019 and 2018, net of impairment losses, is as follows:

EUR million
	2020	2019	2018
Securitised mortgage bonds	5,926	5,494	7,803
Other asset-backed bonds	5,479	6,388	9,805
Floating rate debt	7,829	10,348	13,721
Fixed rate debt	16,353	12,878	9,348
Total	35,587	35,108	40,677
c) Impairment losses
The changes in the impairment losses on debt instruments are summarised below:

EUR million
	2020	2019	2018
Balance at beginning of year	474	635	704
Net impairment losses for the year*	79	(170)	43
Of which:
Impairment losses charged to income	91	77	138
Impairment losses reversed with a credit to income	(12)	(247)	(95)
Exchange differences and other items	(269)	9	(112)
Balance at end of year	284	474	635
Of which:
By geographical location of risk:
European Union	21	14	22
Latin America	263	460	613
*Of the EUR 79 million corresponding to net provisions for the year ended 31 December 2020 (EUR -170 million and EUR 43 million at 31 December 2019 and 2018, respectively), EUR 77 million relates to financial assets at amortized cost (EUR -176 million and EUR 43 million at 31 December 2019 and 2018, respectively) and EUR 2 million relates to financial assets designated at fair value through other comprehensive income (EUR 6 million and EUR 0 million at 31 December 2019 and 2018, respectively).
At 31 December 2020, 2019 and 2018 the loan loss provision by impairment stage of the assets accounted for under IFRS9 amounted to EUR 25 million, EUR 22 million and EUR 30 million in stage 1, EUR 2 million, EUR 6 million and EUR 9 million in stage 2, and EUR 257 million, EUR 446 million and EUR 596 million in stage 3, respectively.

8. Equity instruments
a) Breakdown
The detail, by classification and type, of Equity instruments in the consolidated balance sheets is as follows:

EUR million
	2020	2019	2018
Classification
Financial assets held for trading	9,615	12,437	8,938
Non-trading financial assets mandatorily at fair value through profit or loss	3,234	3,350	3,260
Financial assets designated at fair value through other comprehensive income	2,783	2,863	2,671
	15,632	18,650	14,869
Type
Shares of Spanish companies	3,364	3,711	3,448
Shares of foreign companies	10,437	12,682	9,107
Shares of investment funds	1,831	2,257	2,314
	15,632	18,650	14,869
Note 29 contains a detail of the 'Other comprehensive income', recognised in equity, on 'Financial assets designated at fair value through other comprehensive income'.
b) Changes
The changes in 'Financial assets at fair value through other comprehensive income' were as follows:

EUR million
	2020	2019	2018
Balance at beginning of the year	2,863	2,671	3,169
Net additions (disposals)	837	221	(324)
Valuation adjustment and other items	(917)	(29)	(174)
Balance at end of year	2,783	2,863	2,671
c) Notifications of acquisitions of investments
The notifications of the acquisitions and disposals of holdings in investees made by the Bank in 2020, in compliance with Article 155 of the Spanish Limited Liability Companies Law and Article 125 of Spanish Securities Market Law 24/1998, are listed in appendix IV.

Annual report 2020	Contents
9. Trading Derivatives (assets and liabilities) and short positions
a) Trading Derivatives
The detail, by type of inherent risk, of the fair value of the trading derivatives arranged by the Group is as follows (see note 11):

EUR million
	2020		2019		2018
	Debit balance	Credit balance	Debit balance	Credit balance	Debit balance	Credit balance
Interest rate risk	43,832	41,085	42,614	40,956	36,087	36,487
Currency risk	21,162	22,028	18,085	19,870	16,912	17,025
Price risk	1,931	944	2,329	1,772	2,828	1,673
Other risks	212	412	369	418	112	156
	67,137	64,469	63,397	63,016	55,939	55,341
b) Short positions
Following is a breakdown of the short positions (liabilities):

EUR million
	2020	2019	2018
Borrowed securities
Debt instruments	625	390	1,213
Of which:
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	625	390	1,213
Equity instruments	289	393	1,087
Of which:
Banco Santander, S.A.	289	308	987
Short sales
Debt instruments	15,784	13,340	12,702
Of which:
Banco Santander, S.A.	8,645	7,980	5,336
Banco Santander (Brasil) S.A.	7,085	5,194	7,300
	16,698	14,123	15,002

10. Loans and advances to customers
a) Detail
The detail, by classification, of Loans and advances to customers in the consolidated balance sheets is as follows:

EUR million
	2020	2019	2018
Financial assets held for trading	296	355	202
Non-trading financial assets mandatorily at fair value through profit or loss	552	386	1,881
Financial assets designated at fair value through profit or loss	24,121	30,761	21,915
Financial assets at fair value through other comprehensive income	9,267	4,440	1,601
Financial assets at amortized cost	881,963	906,276	857,322
Of which:
Impairment losses	(23,595)	(22,242)	(23,307)
	916,199	942,218	882,921
Loans and advances to customers disregarding impairment losses	939,794	964,460	906,228
Note 50 contains a detail of the residual maturity periods of 'Financial assets at amortised cost' and of the related average interest rates.
Note 53 shows the Group’s total exposure, by geographical origin of the issuer.
There are no loans and advances to customers for material amounts without fixed maturity dates.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
b) Breakdown
Following is a breakdown of the loans and advances granted to the Group's customers, which reflect the Group's exposure to credit risk in its main activity, without considering the balance of value adjustments for impairment, taking into account the type and situation of the transactions, the geographical area of their residence and the type of interest rate on the transactions:

EUR million
	2020	2019	2018
Loan type and status
Commercial credit	37,459	37,753	33,301
Secured loans	503,014	513,929	478,068
Reverse repurchase agreements	35,702	45,703	32,310
Other term loans	269,143	267,154	265,696
Finance leases	36,251	35,788	30,758
Receivable on demand	7,903	7,714	8,794
Credit cards receivables	19,507	23,876	23,083
Impaired assets	30,815	32,543	34,218
	939,794	964,460	906,228
Geographical area
Spain	215,330	204,810	215,764
European Union (excluding Spain)*	192,988	460,338	411,550
United States and Puerto Rico	93,405	100,152	89,325
Other OECD countries*	338,362	86,327	82,607
South America (non - OECD)	79,629	92,145	87,406
Rest of the world	20,080	20,688	19,576
	939,794	964,460	906,228
Interest rate formula
Fixed rate	550,883	546,619	497,365
Floating rate	388,911	417,841	408,863
	939,794	964,460	906,228
*    The amounts referring to the year 2020 for the United Kingdom have been considered in the line Other OECD countries, instead of in the line European Union (excluding Spain) due to the leaving of the United Kingdom from the European Union (see Note 1.h).
At 31 December 2020, 2019 and 2018 the Group had granted loans amounting to EUR 12,104, 9,993 and 13,615 million to spanish public sector agencies which had a rating at 31 December 2020 of A (ratings of A at 31 December 2019 and 31 December 2018), and EUR 10,779, 12,218, and 10,952 million to the public sector in other countries (at 31 December 2020, the breakdown of this amount by issuer rating was as follows: 0.9% AAA, 15.0% AA, 4.3% A, 69.5% BBB and 10.3% below BBB).
Without considering the public administrations, the amount of the loans and advances at 31 December 2020, 2019 and 2018 amounts to EUR 916,911 million, EUR 942,249 million and EUR 881,661 million, of which, EUR 886,118 million, EUR 909,741 million and EUR 847,443 million are classified as performing, respectively.

Annual report 2020	Contents
Following is a detail, by activity, of the loans to customers at 31 December 2020, net of impairment losses:

EUR million
			Secured loans
			Net exposure		Loan-to-value ratio***
	Total	Without collateral	Of which property collateral	Of which other collatera	Less than or equal to 40%	More than 40% and less than or equal to 60%	More than 60% and less than or equal to 80%	More than 80% and less than or equal to 100%	More than 100%
Public sector	21,227	20,510	216	501	95	78	41	483	20
Other financial institutions (financial business activity)	62,827	20,795	1,291	40,741	845	842	427	39,371	547
Non-financial corporations and individual entrepreneurs (non-financial business activity) (broken down by purpose)	319,853	182,861	63,463	73,529	25,175	24,194	21,678	45,270	20,675
Of which:
Construction and property development	16,804	2,620	9,375	4,809	5,340	4,713	1,538	1,180	1,413
Civil engineering construction	3,300	1,963	280	1,057	113	230	162	731	101
Large companies	167,390	110,387	20,994	36,009	8,775	7,358	9,025	23,111	8,734
SMEs and individual entrepreneurs	132,359	67,891	32,814	31,654	10,947	11,893	10,953	20,248	10,427
Households – other (broken down by purpose)	497,987	92,157	331,210	74,620	84,449	104,187	116,586	61,532	39,076
Of which:
Residential	324,152	1,563	322,100	489	77,764	98,134	108,699	33,426	4,566
Consumer loans	157,118	88,232	1,621	67,265	3,401	3,529	4,837	23,897	33,222
Other purposes	16,717	2,362	7,489	6,866	3,284	2,524	3,050	4,209	1,288
Total*	901,894	316,323	396,180	189,391	110,564	129,301	138,732	146,656	60,318
Memorandum item
Refinanced and restructured transactions**	20,997	5,278	12,327	3,392	2,965	2,640	2,430	2,560	5,124
*    In addition, the Group has granted advances to customers amounting to EUR 14,305 million, bringing the total of loans and advances to EUR 916,199 million.
**    Includes the net balance of the impairment of the accumulated value or accumulated losses in the fair value due to credit risk.
***    The ratio is the carrying amount of the transactions at 31 December 2020 provided by the latest available appraisal value of the collateral.
Note 53 contains information relating to the refinanced/restructured loan book.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Following is the movement of the gross exposure broken down by impairment stage of loans and advances to customers recognised under "Financial assets at amortised cost" and “Financial assets at fair value through other comprehensive income” during 2020, 2019 and 2018:

2020
EUR million
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of year	849,939	50,476	31,837	932,252
Movements
Transfers
Transfer to stage 2 from stage 1	(43,170)	43,170		—
Transfer to stage 3 from stage 1	(5,120)		5,120	—
Transfer to stage 3 from stage 2		(8,734)	8,734	—
Transfer to stage 1 from stage 2	13,459	(13,459)		—
Transfer to stage 2 from stage 3		1,831	(1,831)	—
Transfer to stage 1 from stage 3	578		(578)	—
Net changes on financial assets	53,555	(2,951)	(659)	49,945
Write-offs	—	—	(8,930)	(8,930)
Exchange differences and others	(51,335)	(4,229)	(3,375)	(58,939)
Balance at the end of the year	817,906	66,104	30,318	914,328

2019
EUR million
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of year	795,829	52,183	33,461	881,473
Movements
Transfers
Transfer to stage 2 from stage 1	(28,369)	28,369		—
Transfer to stage 3 from stage 1	(4,101)		4,101	—
Transfer to stage 3 from stage 2		(13,240)	13,240	—
Transfer to stage 1 from stage 2	12,436	(12,436)		—
Transfer to stage 2 from stage 3		2,439	(2,439)	—
Transfer to stage 1 from stage 3	488		(488)	—
Net changes on financial assets	61,581	(8,092)	(3,608)	49,881
Write-offs	—	—	(12,593)	(12,593)
Exchange differences and others	12,075	1,253	163	13,491
Balance at the end of the year	849,939	50,476	31,837	932,252

2018
EUR million
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of year	746,654	60,304	35,477	842,435
Movements
Transfers
Transfer to stage 2 from stage 1	(31,234)	31,234		—
Transfer to stage 3 from stage 1	(3,980)		3,980	—
Transfer to stage 3 from stage 2		(13,998)	13,998	—
Transfer to stage 1 from stage 2	21,795	(21,795)		—
Transfer to stage 2 from stage 3		4,103	(4,103)	—
Transfer to stage 1 from stage 3	835		(835)	—
Net changes on financial assets	79,727	(5,265)	(1,997)	72,465
Write-offs	—	—	(12,673)	(12,673)
Exchange differences and others	(17,968)	(2,400)	(386)	(20,754)
Balance at the end of the year	795,829	52,183	33,461	881,473
In addition, at 31 December 2020, the Group had EUR 497 million (EUR 706 million at 31 December 2019 and EUR 757 million at 31 December 2018) in purchased credit-impaired assets, which relate mainly to the business combinations carried out by Grupo Santander.

Annual report 2020	Contents
c) Impairment losses on loans and advances to customers at amortised cost and at fair value through other comprehensive income
The changes in the impairment losses on the assets making up the balances of financial assets at amortised cost and at fair value through other comprehensive income - Loans and advances - Customers:

EUR million
	2020	2019	2018
Amount at beginning of the year	22,242	23,307	25,936
Impairment losses charged to income for the year	13,385	11,108	10,501
Of which:
Impairment losses charged to profit or loss	20,909	19,192	17,850
Impairment losses reversed with a credit to profit or loss	(7,524)	(8,084)	(7,349)
Change of perimeter	(82)	—	—
Write-off of impaired balances against recorded impairment allowance	(8,930)	(12,593)	(12,673)
Exchange differences and other changes	(3,020)	420	(457)
Amount at end of the year	23,595	22,242	23,307
Which correspond to:
Impaired assets	13,658	13,933	14,906
Other assets	9,937	8,309	8,401
Of which:
Individually calculated	2,679	3,555	4,905
Collective calculated	20,916	18,687	18,402
In addition, additions with a debit to fixed-income results amounting to EUR 79 million were recorded in the year (releases amounting to EUR 170 million and additions amounting EUR 43 million as of 31 December 2019 and 2018, respectively), written-off assets recoveries have been recorded in the year amounting to EUR 1,221 million (EUR 1,586 million and EUR 1,558 million at 31 December 2019 and 2018, respectively) and EUR 139 million were recorded in the account for losses on renegotiation or contractual modification at 31 December 2020 (with no amount recorded at 31 December 2019 and 2018). With this, the impairment recorded in Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes: 'Financial assets at fair value through other comprehensive income' and 'Financial assets at amortised cost'; amounts EUR 12,382 million (EUR 9,352 million and EUR 8,986 million at 31 December 2019 and 2018, respectively).
Following is the movement of the loan loss provision broken down by impairment stage of loans and advances to customers during 2020, 2019 and 2018:

2020
EUR million
	Stage 1	Stage 2	Stage 3	Total
Loss allowance at the beginning of the year	3,835	4,474	13,933	22,242
Transfers
Transfer to stage 2 from stage 1	(1,040)	2,880		1,840
Transfer to stage 3 from stage 1	(255)		2,386	2,131
Transfer to stage 3 from stage 2		(971)	2,066	1,095
Transfer to stage 1 from stage 2	294	(976)		(682)
Transfer to stage 2 from stage 3		303	(727)	(424)
Transfer to stage 1 from stage 3	53		(138)	(85)
Net changes of the exposure and modifications in the credit risk	1,966	535	7,009	9,510
Write-offs	—	—	(8,930)	(8,930)
FX and other movements	(588)	(573)	(1,941)	(3,102)
Loss allowance at the end of the year	4,265	5,672	13,658	23,595

2019
EUR million
	Stage 1	Stage 2	Stage 3	Total
Loss allowance at the beginning of the year	3,658	4,743	14,906	23,307
Transfers
Transfer to stage 2 from stage 1	(964)	3,235		2,271
Transfer to stage 3 from stage 1	(214)		1,296	1,082
Transfer to stage 3 from stage 2		(3,065)	5,612	2,547
Transfer to stage 1 from stage 2	301	(1,048)		(747)
Transfer to stage 2 from stage 3		381	(817)	(436)
Transfer to stage 1 from stage 3	29		(123)	(94)
Net changes of the exposure and modifications in the credit risk	1,119	(182)	5,548	6,485
Write-offs	—	—	(12,593)	(12,593)
FX and other movements	(94)	410	104	420
Loss allowance at the end of the year	3,835	4,474	13,933	22,242

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

2018
EUR million
	Stage 1	Stage 2	Stage 3	Total
Loss allowance at the beginning of the year	4,349	5,079	16,507	25,935
Transfers
Transfer to stage 2 from stage 1	(1,173)	3,854		2,681
Transfer to stage 3 from stage 1	(279)		1,264	985
Transfer to stage 3 from stage 2		(1,971)	4,528	2,557
Transfer to stage 1 from stage 2	438	(1,656)		(1,218)
Transfer to stage 2 from stage 3		435	(1,264)	(829)
Transfer to stage 1 from stage 3	84		(173)	(89)
Net changes of the exposure and modifications in the credit risk	304	(961)	7,070	6,413
Write-offs	—	—	(12,673)	(12,673)
FX and other movements	(65)	(37)	(353)	(455)
Loss allowance at the end of the year	3,658	4,743	14,906	23,307
d) Impaired assets and assets with unpaid past-due amounts
The detail of the changes in the balance of the financial assets classified as 'Financial assets Loans to customers' considered to be impaired due to credit risk is as follows:

EUR million
	2020	2019	2018
Balance at beginning of year	32,543	34,218	36,280
Net additions	10,577	10,755	10,821
Written-off assets	(8,930)	(12,593)	(12,673)
Changes in the scope of consolidation	(39)	—	177
Exchange differences and other	(3,336)	163	(387)
Balance at end of year	30,815	32,543	34,218
This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.
At 31 December 2020, the Group’s written-off assets totalled EUR 39,087 million (EUR 46,209 million and EUR 47,751 million at 31 December 2019 and 2018, respectively).

Annual report 2020	Contents
Following is a detail of the financial assets classified as 'Financial assets at amortised cost' and considered to be impaired due to credit risk at 31 December 2020, classified by geographical location of risk and by age of the first maturity of each operation:

EUR million
	With no past-due balances or less than 90 days past due	With balances past due by
		90 to 180 days	180 to 270 days	270 days to 1 year	More than 1 year	Total
Spain	4,520	719	542	679	8,145	14,605
European Union (excluding Spain)*	1,766	353	202	317	2,136	4,774
United States and Puerto Rico	1,306	524	18	31	144	2,023
Other OECD countries*	3,084	1,038	554	140	1,097	5,913
Latin America (non-OECD)	1,766	701	444	314	275	3,500
	12,442	3,335	1,760	1,481	11,797	30,815
*    The amounts referring to the year 2020 for the United Kingdom have been considered in the line Other OECD countries, instead of in the line European Union (excluding Spain) due to the leaving of the United Kingdom from the European Union (see note 1.h).
The detail at 31 December 2019 is as follows:

EUR million
	With no past-due balances or less than 90 days past due	With balances past due by
		90 to 180 days	180 to 270 days	270 days to 1 year	More than 1 year	Total
Spain	4,018	914	686	668	8,608	14,894
European Union (excluding Spain)	2,659	1,169	723	622	2,567	7,740
United States and Puerto Rico	1,725	403	34	21	125	2,308
Other OECD countries	1,426	574	172	124	494	2,790
Latin America (non-OECD)	1,948	932	724	592	615	4,811
	11,776	3,992	2,339	2,027	12,409	32,543

The detail at 31 December 2018 is as follows:

EUR million
	With no past-due balances or less than 90 days past due	With balances past due by
		90 to 180 days	180 to 270 days	270 days to 1 year	More than 1 year	Total
Spain	5,671	780	551	656	8,724	16,382
European Union (excluding Spain)	2,940	1,213	577	519	2,662	7,911
United States and Puerto Rico	1,906	531	30	31	178	2,676
Other OECD countries	1,414	498	143	162	520	2,737
Latin America (non-OECD)	1,221	1,145	782	561	803	4,512
	13,152	4,167	2,083	1,929	12,887	34,218
.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Set forth below for each class of impaired asset are the gross amount, associated allowances and information relating to the collateral and/or other credit enhancements obtained at 31 December 2020:

EUR million
	Gross amount	Allowance recognised	Estimated collateral value*
Without associated real collateral	11,611	7,852	—
With real estate collateral	14,659	3,687	10,348
With other collateral	4,545	2,119	1,759
Total	30,815	13,658	12,107
*Including the estimated value of the collateral associated with each loan. Accordingly, any other cash flows that may be obtained, such as those arising from borrowers’ personal guarantees, are not included.
When classifying assets in the previous table, the main factors considered by the Group to determine whether an asset has become impaired are the existence of amounts past due —assets impaired due to arrears— or other circumstances may be arise which will not result in all contractual cash flow being recovered, such as a deterioration of the borrower’s financial situation, the worsening of its capacity to generate funds or difficulties experienced by it in accessing credit.
Past-due amounts receivable
In addition, at 31 December 2020, there were amounts receivable that were past due by 90 days or less, the detail of which, by age of the oldest past-due amount, is as follows:

EUR million
	Less than 1 month	1 to 2 months	2 to 3 months
Loans and advances to customers	1,232	337	311
Of which public sector	1	—	—
Total	1,232	337	311
e) Transferred credits
'Loans and advances to customers' includes, inter alia, the securitised loans transferred to third parties on which the Group has retained the risks and rewards, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognised. This is mainly due to mortgage loans, loans to companies and consumer loans in which the group retains subordinate financing and/or grants some kind of credit enhancement to new holders.
Securitisation is used as a tool for the management of regulatory capital and as a means of diversifying the Group's liquidity sources.
The breakdown of securitized loans held on the balance sheet, according to the nature of the financial instrument in which they are originated, is shown below:

EUR million
	2020	2019	2018
Retained on the balance sheet	88,662	93,553	88,767
Of which
Securitised mortgage assets	30,145	31,868	33,900
Of which: UK assets	9,034	13,002	13,519
Other securitised assets	58,517	61,685	54,867
Total*	88,662	93,553	88,767
*Note 22 details the liabilities associated with these securitisation transactions.
Additionally at 31 December 2020, there are EUR 599 million (EUR 676 million and EUR 797 million in 2019 and 2018, respectively) of off-balance sheet securitised assets that mainly come from the business combination of Banco Popular Español, S.A.U. and that were never recorded on the Group's balance sheet.
At 31 December 2020, Grupo Santander had loans that had been fully derecognised and for which it retained servicing amounting to EUR 13,999 million (EUR 16,786 million and EUR 17,645 million at 31 December 2019 and 2018, respectively).

Annual report 2020	Contents
11. Trading derivatives
The detail of the notional amounts and the market values of the trading derivatives held by the Group in 2020, 2019 and 2018 is as follows:

EUR million
	2020		2019		2018
	Notional amount	Market value	Notional amount	Market value	Notional amount	Market value
Trading derivatives
Interest rate risk
Forward rate agreements	515,889	—	218,252	(8)	308,340	(1)
Interest rate swaps	3,789,169	3,638	4,322,199	2,573	4,197,246	115
Options, futures and other derivatives	698,500	(891)	794,140	(907)	543,138	(514)
Credit risk
Credit default swaps	12,378	(133)	23,701	(71)	18,889	33
Foreign currency risk
Foreign currency purchases and sales	304,280	(45)	325,720	(441)	275,449	301
Foreign currency options	45,074	(7)	44,763	(182)	54,215	2
Currency swaps	394,178	(814)	379,176	(1,162)	334,524	(416)
Securities and commodities derivatives and other	70,861	920	61,966	579	59,932	1,078
Total	5,830,329	2,668	6,169,917	381	5,791,733	598
12. Non-current assets
The detail of Non-current assets held for sale in the consolidated balance sheets is as follows:

EUR million
	2020	2019	2018
Tangible assets	4,445	4,588	5,424
Of which:
Foreclosed assets	4,081	4,485	5,334
Of which property assets in Spain*	3,485	3,667	4,488
Other tangible assets held for sale	364	103	90
Other assets	—	13	2
Total	4,445	4,601	5,426
*    During 2019, the sale of real estate assets to Cerberus from foreclosures materialized, generating losses of EUR 180 million.
At 31 December 2020, the allowances recognised for the total non-current assets held for sale represented 48% (EUR 48% in 2019 and EUR 49% in 2018). The charges recorded in those years amounted to EUR 250 million, EUR 279 million and EUR 320 million, respectively, and the recoveries during these exercises are amounted to EUR 35 million, EUR 133 million and EUR 61 million, respectively.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
13. Investments
a) Breakdown
The detail, by company, of Investments is as follows:

EUR million
	2020	2019	2018
Associated entities
Merlin Properties, SOCIMI, S.A.	1,581	1,511	1,358
Metrovacesa, S.A.	1,157	1,226	1,255
Caceis (note 3)	1,077	1,010	—
Zurich Santander Insurance America, S.L. - Consolidated	955	1,009	961
Companies Santander Insurance - Consolidated	439	402	392
Ebury Partners Limited (note 3)	388	—	—
Popular Spain Holding de Inversiones, S.L.U. (former Allianz Popular, S.L.) (note 3)	—	409	431
Project Quasar Investment 2017 S.L.*	—	1,351	1,701
Other companies	533	529	511
	6,130	7,447	6,609
Joint Ventures entities
Santander Vida Seguros y Reaseguros (note 3)	381	170	163
Santander CACEIS Latam Holding 1, S.L. - Consolidated (former Santander Securities Services Latam Holding, S.L.)	326	349	—
U.C.I., S.A. - Consolidated	168	206	202
Other companies	617	600	614
	1,492	1,325	979
*    At 31 December 2020, the Group does not hold significant influence over this company, despite holding a 49% interest in it, since it does not meet any of the requirements established in the Standard by which an entity is considered to exercise significant influence over another.
Of the entities included above, at 31 December 2020, the entities Merlin Properties, SOCIMI, S.A, Metrovacesa S.A., Compañía Española de Viviendas en Alquiler, S.A. and Unicre - Instituição Financeira de Crédito, S.A. are the only listed companies.
b) Changes
The changes in the investments were as followed:

EUR million
	2020	2019	2018
Balance at beginning of year	8,772	7,588	6,150
Acquisitions (disposals) of companies and capital increases (reductions)	676	(123)	(1,761)
Of which:
Ebury Partners Limited (note 3)	409	—	—
Santander Vida Seguros y Reaseguros (note 3)	219	—	—
WiZink Bank, S.A.	—	—	(1,033)
Changes in the consolidation method (note 3)	(1,359)	1,368	2,967
Of which:
Project Quasar Investments 2017, S.L.	(956)	—	1,701
Popular Spain Holding de Inversiones, S.L.U. (former Allianz Popular, S.L.)	(409)	—	—
Caceis	—	1,010	—
Metrovacesa, S.A.	—	—	1,255
Santander CACEIS Latam Holding 1, S.L. - Consolidado (former Santander Securities Services Latam Holding, S.L.)	—	349	—
Effect of equity accounting	(96)	324	737
Dividends paid and reimbursements of share premium	(186)	(407)	(404)
Exchange differences and other changes	(185)	22	(101)
Balance at end of year	7,622	8,772	7,588
In 2020, 2019 and 2018 there was no evidence of material impairment on the Group’s investments.
c) Impairment adjustments
During the years 2020, 2019 and 2018 there was no evidence of significant impairment in the Group's associated interests.

Annual report 2020	Contents
d) Other information
Following is a summary of the financial information on the associated entities and joint ventures (obtained from the information available at the date of preparation of the financial statements):

EUR million
	2020	2019	2018
Total assets	183,735	164,215	74,765
Total liabilities	(167,209)	(144,602)	(58,153)
Net assets	16,526	19,613	16,612

Investments in Group joint ventures and associates in the net assets of associates	5,760	6,729	6,157
Goodwill	1,862	2,043	1,431
Of which:
Zurich Santander Insurance America, S.L. - Consolidated	526	526	526
Caceis	337	466	—
Santander Vida Seguros y Reaseguros, S.A. - Consolidated	255	73	—
Sociedades Santander Insurance - Consolidated	205	205	205
Popular Spain Holding de Inversiones, S.L.U. (former Allianz Popular, S.L.)	—	347	347
Total Group share	7,622	8,772	7,588
Total income	12,758	14,172	12,174
Total profit	703	1,375	1,867
A summary of the financial information at the end of December 2020 of the main associates and joint ventures (obtained from the information available at the date of preparation of the consolidated financial statements) is shown below:

EUR million
	Total assets	Total liabilities	Total income	Total profit
Joint ventures entities	25,179	23,045	4,127	231
Of which:
U.C.I., S.A. - Consolidated	12,032	11,696	248	(33)
Santander Vida Seguros y Reaseguros, S.A. - Consolidated	3,901	3,645	1,998	81
Santander Caceis Latam Holding, S.L. - Consolidated	517	128	81	10
Associated entities	158,556	144,164	8,631	472
Of which:
Caceis	119,533	117,109	1,990	189
Zurich Santander Insurance América, S.L. - Consolidated	13,021	12,144	4,566	315
Sociedades Santander Insurance - Consolidated	2,408	1,933	722	80
Total	183,735	167,209	12,758	703

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
14. Insurance contracts linked to pensions
The detail of Insurance contracts linked to pensions in the consolidated balance sheets is as follows:

EUR million
	2020	2019	2018
Assets relating to insurance contracts covering post-employment benefit plan obligations:
Banco Santander, S.A.	174	192	210
	174	192	210
15. Liabilities and assets under insurance contracts and reinsurance assets
The detail of Liabilities under insurance contracts and reinsurance assets in the consolidated balance sheets (see note 2.j) is as follows:

EUR million
	2020			2019			2018
Technical provisions for:	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)
Unearned premiums and unexpired risks	51	(45)	6	59	(52)	7	52	(47)	5
Life insurance	189	(137)	52	206	(151)	55	227	(163)	64
Unearned premiums and risks	126	(122)	4	139	(132)	7	140	(127)	13
Mathematical provisions	63	(15)	48	67	(19)	48	87	(36)	51
Claims outstanding	561	(59)	502	399	(55)	344	397	(86)	311
Bonuses and rebates	23	(11)	12	22	(10)	12	20	(9)	11
Other technical provisions	86	(9)	77	53	(24)	29	69	(19)	50
	910	(261)	649	739	(292)	447	765	(324)	441

Annual report 2020	Contents
16. Tangible assets
a) Changes
The changes in Tangible assets in the consolidated balance sheets were as follows:

EUR million
	Tangible assets				Of which: Right-of-use for operating lease
	For own use	Leased out under an operating lease	Investment property	Total	For own use		Leased out under an operating lease	Investment property	Total
Cost:
Balances at 1 January 2018	19,276	18,673	3,142	41,091
Additions / disposals (net) due to change in the scope of consolidation	34	44	(630)	(552)
Additions / disposals (net)	589	5,545	(182)	5,952
Transfers, exchange differences and other items	(1,164)	825	48	(291)
Balance at 31 December 2018	18,735	25,087	2,378	46,200
IFRS 16 Adoption impact	6,693	—	—	6,693	6,693		—	—	6,693
Balances at 1 January 2019	25,428	25,087	2,378	52,893	6,693		—	—	6,693
Additions / disposals (net) due to change in the scope of consolidation	(5)	—	(15)	(20)	—		—	—	—
Additions / disposals (net)	1,863	3,148	(310)	4,701	(997)	*	—	—	(997)
Transfers, exchange differences and other items	(178)	(3,781)	(603)	(4,562)	(10)		—	—	(10)
Balance at 31 December 2019	27,108	24,454	1,450	53,012	5,686		—	—	5,686
Additions / disposals (net) due to change in the scope of consolidation	(16)	1,082	7	1,073	(37)		—	—	(37)
Additions / disposals (net)	827	512	(29)	1,310	(1,339)	*	—	—	(1,339)
Transfers, exchange differences and other items	(3,023)	(1,844)	32	(4,835)	(362)		—	—	(362)
Balance at 31 December 2020	24,896	24,204	1,460	50,560	3,948		—	—	3,948

Accumulated depreciation:
Balances at 1 January 2018	(10,920)	(6,104)	(189)	(17,213)
Disposals due to change in the scope of consolidation	(12)	(34)	—	(46)
Disposals	629	413	17	1,059
Charge for the year	(1,159)	—	(13)	(1,172)
Transfers, exchange differences and other items	938	(2,679)	(14)	(1,755)
Balance at 31 December 2018	(10,524)	(8,404)	(199)	(19,127)
IFRS 16 Adoption impact	—	—	—	—	—		—	—	—
Balances at 1 January 2019	(10,524)	(8,404)	(199)	(19,127)	—		—	—	—
Disposals due to change in the scope of consolidation	3	—	6	9	—		—	—	—
Disposals	356	2,149	32	2,537	37		—	—	37
Charge for the year	(2,021)	—	(14)	(2,035)	(807)		—	—	(807)
Transfers, exchange differences and other items	212	1,045	31	1,288	5		—	—	5
Balance at 31 December 2019	(11,974)	(5,210)	(144)	(17,328)	(765)		—	—	(765)
Disposals due to change in the scope of consolidation	(40)	—	—	(40)	(3)		—	—	(3)
Disposals	527	2,387	11	2,925	167		—	—	167
Charge for the year	(1,906)	—	(8)	(1,914)	(706)		—	—	(706)
Transfers, exchange differences and other items	1,850	(2,762)	8	(904)	90		—	—	90
Balance at 31 December 2020	(11,543)	(5,585)	(133)	(17,261)	(1,217)		—	—	(1,217)
* Includes contract extensions on operating leases and repurchases.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

EIR million
	Tangible assets				Of which: Right-of-use for operating lease
	For own use	Leased out under an operating lease	Investment property	Total	For own use	Leased out under an operating lease	Investment property	Total
Impairment losses:
Balances at 1 January 2018	(77)	(198)	(629)	(904)
Impairment charge for the year	(30)	(56)	(8)	(94)
Releases	6	—	5	11
Disposals due to change in the scope of consolidation	—	—	—	—
Exchange differences and other	40	15	16	71
Balances at 31 December 2018	(61)	(239)	(616)	(916)
IFRS 16 Adoption impact	—	—	—	—	—	—	—	—
Balances at 1 January 2019	(61)	(239)	(616)	(916)	—	—	—	—
Impairment charge for the year	(14)	(12)	(36)	(62)	—	—	—	—
Releases	8	6	3	17	—	—	—	—
Disposals due to change in the scope of consolidation	—	—	—	—	—	—	—	—
Exchange differences and other	(26)	222	316	512	—	—	—	—
Balances at 31 December 2019	(93)	(23)	(333)	(449)	—	—	—	—
Impairment charge for the year	(104)	(70)	(11)	(185)	(4)	—	—	(4)
Releases	4	2	5	11	1	—	—	1
Disposals due to change in the scope of consolidation	—	—	—	—	—	—	—	—
Disposals	20	—	3	23	—	—	—	—
Exchange differences and other	33	31	(28)	36	(6)	—	—	(6)
Balances at 31 December 2020	(140)	(60)	(364)	(564)	(9)	—	—	(9)

Tangible assets, net:
Balances at 31 December 2018	8,150	16,444	1,563	26,157
IFRS 16 Adoption impact	6,693	—	—	6,693	6,693	—	—	6,693
Balances at 1 January 2019	14,843	16,444	1,563	32,850	6,693	—	—	6,693
Balances at 31 December 2019	15,041	19,221	973	35,235	4,921	—	—	4,921
Balances at 31 December 2020	13,213	18,559	963	32,735	2,722	—	—	2,722

Annual report 2020	Contents
b) Tangible assets - For own use
i. Property, plant and equipment owned
The detail, by class of asset, of 'Property, plant and equipment' which is owned by the Group in the consolidated balance sheets is as follows:

EUR million
	Tangible assets for own use				Of which: Right-of-use for operating lease
	Cost	Accumulated depreciation	Impairment losses	Carrying amount
Land and buildings	6,127	(2,056)	(61)	4,010
IT equipment and fixtures	5,605	(4,455)	—	1,150
Furniture and vehicles	6,686	(3,946)	—	2,740
Construction in progress and other items	317	(67)	—	250
Balances at 31 December 2018	18,735	(10,524)	(61)	8,150

Land and buildings	13,972	(2,889)	(93)	10,990	4,908
IT equipment and fixtures	5,995	(4,808)	—	1,187	2
Furniture and vehicles	6,952	(4,216)	—	2,736	11
Construction in progress and other items	189	(61)	—	128	—
Balances at 31 December 2019	27,108	(11,974)	(93)	15,041	4,921

Land and buildings	13,081	(3,215)	(133)	9,733	2,716
IT equipment and fixtures	5,562	(4,416)	—	1,146	1
Furniture and vehicles	6,085	(3,854)	—	2,231	5
Construction in progress and other items	168	(58)	(7)	103	—
Balances at 31 December 2020	24,896	(11,543)	(140)	13,213	2,722
The carrying amount at 31 December 2020 in the foregoing table includes the following approximate amounts EUR 6,299 million (EUR 7,737 million at 31 December 2019 and EUR 5,390 million at 31 December 2018) relating to property, plant and equipment owned by group entities and branches located abroad.
c) Tangible assets - Leased out under an operating lease
Grupo Santander has assets leased out under operating leases where the company is the lessor and do not meet the accounting requirements to be classified as finance leases. The net cost of these leases is recorded as an asset and depreciated on a straight-line basis over the contractual term of the lease to the expected residual value.
The expected residual value and, consequently, the monthly depreciation expense may change during the term of the lease. The Group estimates expected residual values using independent data sources and internal statistical models. It also assesses the estimate of the residual value of these leases and adjusts the depreciation rate in line with the change in the expected value of the asset at the end of the lease.
Grupo Santander periodically assesses its investment in operating leases for impairment in certain circumstances, such as a systemic and material decrease in the values of used vehicles. If assets leased out under operating leases are deemed to be impaired, impairment is measured as the amount by which the carrying amount of the assets exceeds the fair value as estimated by discounted cash flows. In 2020, 2019 and 2018 the Group did not recognise any material impairment in this respect.
Of the EUR 18,559 million that the Group had assigned to operating leases at 31 December 2020 (EUR 19,221 million and EUR 16,444 million at 31 December 2019 and 2018, respectively), EUR 13,455 million (EUR 14,799 million at 31 December 2019) relate to vehicles of Santander Consumer USA Holdings Inc. The variable lease payments of various items of this entity are not representative.
In addition, the maturity analysis of the payments for assets leased out under operating leases from Santander Consumer USA Holdings Inc. is as follows:

EUR million
2020
Maturity Analysis
2021	3,841
2022	4,288
2023	4,344
2024	1,593

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
d) Tangible assets - Investment property
The fair value of investment property at 31 December 2020 amounted to EUR 1,055 million (EUR 1,076 million at 31 December 2019 and EUR 1,825 million at 31 December 2018). A comparison of the fair value of investment property at 31 December 2020, with the net book value shows gross unrealised gains of EUR 92 million (EUR 103 million in 2019 and EUR 262 in 2018), attributed completely to the group.
The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2020, 2019 and 2018 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.
17. Intangible assets – Goodwill
The detail of goodwill, based on the cash-generating units giving rise thereto, is as follows:

EUR million
	2020	2019	2018
Banco Santander (Brasil)	3,109	4,388	4,459
SAM Investment Holdings Limited	1,444	1,173	1,173
Santander Consumer Germany	1,314	1,236	1,217
Santander Bank Polska	1,104	2,427	2,402
Santander Portugal	1,040	1,040	1,040
Santander España	1,027	1,027	1,023
Santander Consumer USA	904	2,143	2,102
Santander Bank, National Association	594	1,828	1,793
Santander UK	592	7,147	8,307
Banco Santander - Chile	571	589	627
Grupo Financiero Santander (México)	399	460	434
Santander Consumer Nordics	216	496	502
Other companies	157	292	387
Total Goodwill	12,471	24,246	25,466

The changes in goodwill were as follows:

EUR million
	2020	2019	2018
Balance at beginning of year	24,246	25,466	25,769
Additions (note 3)	429	41	383
Of which:
SAM Investment Holdings Limited	271	—	—
Santander España	—	4	375
Impairment losses	(10,100)	(1,491)	—
Of which:
Santander UK	(6,101)	(1,491)	—
Santander Bank Polska	(1,192)	—	—
Santander Bank, National Association	(1,177)	—	—
Santander Consumer USA	(1,153)	—	—
Santander Consumer Nordics	(277)	—	—
Disposals or changes in scope of consolidation	—	—	(130)
Exchange differences and other items	(2,104)	230	(556)
Balance at end of year	12,471	24,246	25,466
Grupo Santander has goodwill generated by cash-generating units located in non-euro currency countries (mainly Brazil, Poland, the United States, the United Kingdom, Chile, Mexico, Norway and Sweden) and, therefore, this gives rise to exchange differences on the translation to euros, at closing rates, of the amounts of goodwill denominated in foreign currencies. Accordingly, in 2020 there was a decrease of EUR 2,104 million (an increase of EUR 230 million in 2019 and a decrease of EUR 556 million in 2018), due to exchange differences and other items which, pursuant to current standards, were recognised with a change to 'Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences in other comprehensive income in the consolidated statement of recognised income and expense' (see note 29.d).
At least once per year (or whenever there is any indication of impairment), Grupo Santander performs an analysis of the potential impairment of its recorded goodwill with respect to its recoverable amount.The first step that must be taken in order to perform this analysis is the identification of the cash-generating units, which are the Group's smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash flows of other assets or groups of assets.
The amount to be recovered of each cash-generating unit is determined taking into consideration the carrying amount (including any fair value adjustment arising on the business combination) of all the assets and liabilities of all the independent legal entities composing the cash-generating unit, together with the related goodwill.
The amount to be recovered of the cash-generating unit is compared with its recoverable amount in order to determine whether there is any impairment.

Annual report 2020	Contents
Grupo Santander's directors assess the existence of any indication that might be considered to be evidence of impairment of the cash-generating unit by reviewing information including the following (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation —including banking concentration level—, among others) and (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the cash-generating unit carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital adequacy ratio, return on equity, among others).
Regardless of whether there is any indication of impairment, every year the Group calculates the recoverable amount of each cash-generating unit to which goodwill, has been allocated and, to this end, it uses price quotations, market references (multiples), internal estimates and valuations performed by internal and external experts.
Firstly, the Group determines the recoverable amount by calculating the fair value of each cash-generating unit on the basis of the quoted price of the cash-generating units, if available.
In addition, the Group performs estimates of the recoverable amounts of certain cash-generating units by calculating their value in use using discounted cash flow projections. The main assumptions used in this calculation are (i) earnings projections based on the financial budgets approved by the Group’s directors which cover between three and five year periods (unless a longer time horizon can be justified), (ii) discount rates determined as the cost of capital taking into account the risk-free rate of return plus a risk premium in line with the market and the business in which the units operate and (iii) constant growth rates used in order to extrapolate earnings in perpetuity which do not exceed the long-term average growth rate for the market in which the cash-generating unit in question operates.
The cash flow projections used by Group management to obtain the values in use are based on the financial budgets approved by both local management of the related local units and the Group’s directors. The Group’s budgetary estimation process is common for all the cash-generating units. The local management teams prepare their budgets using the following key assumptions:
a)    Microeconomic variables of the cash-generating unit: management takes into consideration the current balance sheet structure, the product mix and the business decisions taken by local management in this regard.
b)    Macroeconomic variables: growth is estimated on the basis of the changing environment, taking into consideration expected GDP growth in the unit’s geographical location and forecast trends in interest and exchange rates. These data, which are based on external information sources, are provided by the Group’s economic research service.
c)    Past performance variables: in addition, management takes into consideration in the projection the difference (both positive and negative) between the cash-generating unit’s past performance and budgets.
During the second quarter 2020, considering the worsening of the macroeconomic environment caused by covid-19, an impairment test was conducted for certain CGU. This test took into account the negative evolution forecast by various national and international organisations of magnitudes such as GDP (which could take between two and three years to recover in most countries), the unemployment rate, the growth of credit portfolios, etc. As a result, the Group recognised goodwill impairment of EUR 10,100 million. The impairment was the result of a combination of factors, mainly due to the new macroeconomic outlook mentioned above, which caused the Group to project lower earnings in some units, in addition to reducing the assumptions on perpetual growth rates and increasing the discount rates used to estimate the value in use of these CGU.
These goodwill impairment losses were recognized within 'Impairment or reversal of impairment on non-financial assets, net - Intangible assets caption', of which EUR 6,101 million correspond to Santander UK (EUR 1,491 million in 2019), EUR 1,192 million to Santander Bank Polska, EUR 1,177 million to Santander Bank, National Association, EUR 1,153 million to Santander Consumer USA, and EUR 277 million to Santander Consumer Nordics. The recoverable amount of the above cash-generating units is sensitive to changes in cash flow projections, discount rates and nominal perpetual growth rates; therefore, changes in these assumptions could result in additional impairment losses. It should be noted that goodwill is deducted from the CET1 for regulatory purposes, therefore an impairment of this intangible asset has no impact on the Group's capital ratios.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Following is a detail of the main assumptions taken into account in determining the recoverable amount, at 2020 year-end, of the most significant cash-generating units which were valued using the discounted cash flow method:

	2020
	Projected period	Discount rate*	Nominal perpetual growth rate
Santander UK	5 years	9.5%	2.3%
Santander Bank Polska	5 years	10.0%	3.5%
Santander Consumer USA	3 years	10.7%	1.5%
Santander Bank, National Association**	5 years	11.6%	2.5%
Santander Consumer Germany	5 years	9.0%	1.8%
SAM Investment Holdings Limited	5 years	10.1%	2.5%
Santander Portugal	5 years	9.8%	1.8%
Santander Consumer Nordics	5 years	10.1%	2.0%
*Post-tax discount rate.
**Weighted information of the main assumptions of the segments to which goodwill has been allocated.
The assumptions taken into account to determine the recoverable amount in the second quarter of 2020 did not vary significantly from the measurement made at the end of 2020 and no additional impairment was recognized at 31 December 2020.
The discount and nominal perpetual growth rates taken into account in 2019 and 2018 are presented below for comparison purposes:

	Discount rate*		Nominal perpetual growth rate
	2019	2018	2019	2018
Santander UK	8.5%	8.4%	2.5%	2.5%
Santander Bank Polska**	9.2%	n.a.	3.5%	n.a.
Santander Consumer USA	9.5%	11.1%	1.5%	1.5%
Santander Bank, National Association***	9.6%	10.6%	3.6%	3.8%
Santander Consumer Germany	8.2%	8.5%	2.5%	2.5%
SAM Investment Holdings Limited	10.0%	9.6%	2.5%	2.5%
Santander Portugal	8.9%	9.6%	2.0%	2.0%
Santander Consumer Nordics	8.6%	9.2%	2.5%	2.5%
*Post-tax discount rate.
**The recoverable amount has been calculated using the market price in previous years.
***Weighted information of the main assumptions of the segments to which goodwill has been allocated.

Given the degree of uncertainty of these assumptions, the Group performs a sensitivity analysis thereof using reasonable changes in the key assumptions on which the recoverable amount of the cash-generating units is based in order to confirm whether their recoverable amount still exceeds their carrying amount. The sensitivity analysis involved adjusting the discount rate by +/- 50 basis points and the perpetuity growth rate by +/- 50 basis points. Following the sensitivity analysis performed, the value in use of the cash-generating units not reflecting an impairment charge in 2020 still exceeds their recoverable amount.
The recoverable amount of Banco Santander - Chile, Grupo Financiero Santander (México) and Banco Santander (Brasil) was calculated as the fair values of the aforementioned cash-generating units obtained from the quoted market prices of their shares at year-end. This value exceeded the amount to be recovered. A significant reduction in the quoted market prices of these cash generating unit could result in an indication of impairment which in turn may lead to a goodwill impairment charge in the future.

Annual report 2020	Contents
18. Intangible assets - Other intangible assets
The detail of Intangible assets - Other intangible assets in the consolidated balance sheets and of the changes therein in 2020, 2019, and 2018 is as follows:

EUR million
	Estimated useful life	31 December 2019	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	31 December 2020
With indefinite useful life:
Brand names		42	—	—		—	(5)	37
With finite useful life:
IT developments	3 -7 years	7,945	1,123	(34)		(224)	(910)	7,900
Other		1,276	328	1		(17)	(149)	1,439
Accumulated amortisation		(5,686)	35	49	(896)	105	584	(5,809)
Development		(5,139)	—	49	(792)	88	487	(5,307)
Other		(547)	35	—	(104)	17	97	(502)
Impairment losses		(136)	—	—	(142)	136	12	(130)
Of which addition		—	—	—	(142)	—	—	—
Liberation		—	—	—	—	—	—	—
		3,441	1,486	16	(1,038)	—	(468)	3,437

EUR million
	Estimated useful life	31 December 2018	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	31 December 2019
With indefinite useful life:
Brand names		36	2	2		—	2	42
With finite useful life:
IT developments	3-7 years	7,134	1,374	(19)		(639)	95	7,945
Other		1,510	1	(24)		(248)	37	1,276
Accumulated amortisation		(5,432)	—	8	(966)	806	(102)	(5,686)
Development		(4,743)	—	4	(874)	570	(96)	(5,139)
Other		(689)	—	4	(92)	236	(6)	(547)
Impairment losses		(154)	—	—	(73)	81	10	(136)
Of which addition		—	—	—	(75)	—	—	—
liberation		—	—	—	2	—	—	—
		3,094	1,377	(33)	(1,039)	—	42	3,441

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

EUR million
	Estimated useful life	31 December 2017	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	31 December 2018
With indefinite useful life:
Brand names		35	—	—		—	1	36
With finite useful life:
IT developments	3-7 years	6,945	1,468	1		(1,102)	(178)	7,134
Other		1,560	1	12		(50)	(13)	1,510
Accumulated amortisation		(5,386)	—	(1)	(1,253)	1,035	173	(5,432)
Development		(4,721)	—	(1)	(1,153)	985	147	(4,743)
Other		(665)	—	—	(100)	50	26	(689)
Impairment losses		(240)	—	—	(117)	117	86	(154)
Of which addition		—	—	—	(118)	—	—	—
Liberation		—	—	—	1	—	—	—
		2,914	1,469	12	(1,370)	—	69	3,094
In 2020, 2019 and 2018, impairment losses of EUR 142 million, EUR 73 million and EUR 117 million, respectively, were recognised under Impairment or reversal of impairment on non-financial assets, net – intangible assets. This impairment losses are related mainly to the decline in or loss of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to adapt to the various regulatory changes and to transform or integrate businesses.
19. Other assets
The detail of 'Other assets' is as follows:

EUR million
	2020	2019	2018
Transactions in transit	88	157	143
Net pension plan assets (Note 25)	635	903	1,015
Prepayments and accrued income	2,806	3,129	3,089
Other (Note 2.n)	7,362	5,752	4,744
	10,891	9,941	8,991

Annual report 2020	Contents
20. Deposits from central banks and credit institutions
The detail, by classification, counterparty, type and currency, of Deposits from central banks and 'Deposits from credit institutions' in the consolidated balance sheets is as follows:

EUR million
	2020	2019	2018
CENTRAL BANKS
Classification
Financial liabilities held for trading	—	—	—
Financial liabilities designated at fair value through profit or loss	2,490	12,854	14,816
Financial liabilities at amortized cost	112,804	62,468	72,523
	115,294	75,322	87,339
Type
Deposits on demand	10	5	5
Time deposits	108,090	67,424	82,797
Reverse repurchase agreements	7,194	7,893	4,537
	115,294	75,322	87,339
CREDIT INSTITUTIONS
Classification
Financial liabilities held for trading	—	—	—
Financial liabilities designated at fair value through profit or loss	6,765	9,340	10,891
Financial liabilities at amortized cost	62,620	90,501	89,679
	69,385	99,841	100,570
Type
Deposits on demand	5,727	9,136	6,154
Time deposits	43,308	61,406	53,422
Reverse repurchase agreements	20,179	29,115	40,873
Subordinated deposits	171	184	121
	69,385	99,841	100,570
Currency:
Euro	104,499	79,008	97,323
Pound sterling	23,339	18,129	19,301
US dollar	26,581	53,403	45,848
Brazilian real	12,356	13,022	18,657
Other currencies	17,904	11,601	6,780
TOTAL	184,679	175,163	187,909
At 31 December 2020, the European Central Bank's targeted longer-term refinancing operations (TLTRO (Targeted Long-Term Refinancing Operation)) amounted to EUR 77,732 million, of which EUR 77,460 million correspond to TLRTO III (EUR 46,201 million at 31 December 2019 and EUR 55,382 million at 31 December 2018). Total net reliance on European Central Bank amounts to EUR 13,494 million.
In December 2020, the income recognized in the consolidated consolidated income statement corresponding to TLTRO III amounts to EUR 391 million. Note 50 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates.
21. Customer deposits
The detail, by classification, geographical area and type, of Customer deposits is as follows:

EUR million
	2020	2019	2018
Classification
Financial liabilities held for trading	—	—	—
Financial liabilities designated at fair value through profit or loss	34,343	34,917	39,597
Financial liabilities at amortized cost	814,967	789,448	740,899
	849,310	824,365	780,496
Geographical area
Spain	294,516	271,103	267,210
European Union (excluding Spain)*	106,013	334,542	309,615
United States and Puerto Rico	59,057	60,011	53,843
Other OECD countries*	306,243	71,235	67,462
South America	83,481	87,474	82,343
Rest of the world	—	—	23
	849,310	824,365	780,496
Type
Demand deposits-	642,897	588,533	548,711
Current accounts	418,752	373,146	346,345
Savings accounts	216,500	208,701	196,493
Other demand deposits	7,645	6,686	5,873
Time deposits-	171,939	196,921	199,025
Fixed-term deposits and other term deposits	170,127	194,163	195,540
Home-purchase savings accounts	43	44	40
Discount deposits	3	3	3
Hybrid financial liabilities	1,743	2,711	3,419
Subordinated liabilities	23	—	23
Repurchase agreements	34,474	38,911	32,760
	849,310	824,365	780,496
*    The amounts referring to the year 2020 for the United Kingdom have been considered in the line Other OECD countries, instead of in the line European Union (excluding Spain) due to the leaving of the United Kingdom from the European Union (see note 1.h).

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
22. Marketable debt securities
a) Breakdown
The detail, by classification and type, of Marketable debt securities is as follows:

EUR million
	2020	2019	2018
Classification
Financial liabilities held for trading	—	—	—
Financial liabilities designated at fair value through profit or loss	4,440	3,758	2,305
Financial liabilities at amortized cost	230,829	258,219	244,314
	235,269	261,977	246,619
Type
Bonds and debentures outstanding	191,577	208,455	195,498
Subordinated	21,686	20,878	23,676
Notes and other securities	22,006	32,644	27,445
	235,269	261,977	246,619
The distribution of the book value of debt securities issued by contractual maturity is shown below:

EUR million
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Subordinated debt	—	—	—	—	741	3,505	17,440	21,686
Senior unsecured debt	—	2,259	1,985	14,476	34,814	29,037	22,959	105,530
Senior secured debt	—	9,068	6,668	9,025	25,116	15,508	20,662	86,047
Promissory notes and other securities	—	3,942	9,975	8,089	—	—	—	22,006
Debt securities issued	—	15,269	18,628	31,590	60,671	48,050	61,061	235,269
The distribution by contractual maturity of the notional amounts of these debt securities issued is as follows:

EUR million
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Subordinated debt	—	—	—	—	732	3,463	17,233	21,428
Senior unsecured debt	—	2,168	1,905	13,895	33,415	27,871	22,039	101,293
Senior secured debt	—	8,982	6,605	8,939	24,878	15,361	20,466	85,231
Promissory notes and other securities	—	4,158	10,521	8,531	—	—	—	23,210
Debt securities issued	—	15,308	19,031	31,365	59,025	46,695	59,738	231,162

Annual report 2020	Contents
b) Bonds and debentures outstanding
The detail, by currency of issue, of 'Bonds and debentures outstanding' is as follows:

				2020
	EUR million
Currency of issue	2020	2019	2018	Outstanding issue amount in foreign currency (Million)	Annual interest rate (%)
Euro	89,031	89,008	85,479	89,031	1.08%
US dollar	61,174	64,952	62,021	75,064	2.92%
Pound sterling	16,569	20,178	16,616	14,880	2.16%
Brazilian real	8,398	15,292	15,778	53,522	2.99%
Chilean peso	5,624	6,848	6,460	4,903,110	4.67%
Other currencies	10,781	12,177	9,144
Balance at end of year	191,577	208,455	195,498

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The changes in 'Bonds and debentures outstanding' were as follows:

EUR million
	2020	2019	2018
Balance at beginning of year	208,455	195,498	176,719
Net inclusion of entities in the Group	785	—	—
Issues	54,905	64,184	68,306
Of which:
Santander Consumer USA Holdings Inc.	12,246	15,631	15,627
Banco Santander (Brasil) S.A.	11,036	13,227	16,422
Banco Santander, S.A.	10,220	12,066	7,683
Santander UK Group Holdings plc group	6,320	4,547	14,984
Santander Consumer Finance, S.A.	2,394	5,150	3,605
SC Germany S.A., Compartment Consumer 2020-1	1,800	—	—
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	1,770	577	560
Santander International Products, Plc.	1,588	848	249
Santander Holdings USA, Inc.	1,269	2,778	1,210
Santander Consumer Bank AS	773	1,572	1,342
Banco Santander - Chile	766	1,644	1,483
SCF Rahoituspalvelut IX DAC	650	—	—
PSA Financial Services Spain, E.F.C., S.A.	605	—	—
Santander Consumer Bank AG	500	750	—
PSA Banque France	385	1,132	716
PSA Bank Deutschland GmbH	—	1,104	600
SCF Rahoituspalvelut VIII DAC	—	799	—
Redemptions and repurchases	(62,699)	(52,462)	(48,319)
Of which:
Banco Santander (Brasil) S.A.	(14,211)	(12,817)	(14,802)
Santander UK Group Holdings plc group	(14,102)	(9,115)	(6,800)
Santander Consumer USA Holdings Inc.	(13,959)	(14,517)	(11,939)
Banco Santander, S.A.	(5,991)	(3,303)	(4,752)
Santander Consumer Finance, S.A.	(4,371)	(2,550)	(2,366)
Banco Santander - Chile	(1,974)	(848)	(204)
Santander Holdings USA, Inc.	(1,201)	(1,990)	(903)
Santander Consumer Bank AS	(936)	(1,551)	(1,268)
Banco Santander Totta, S.A.	(784)	(739)	(41)
PSA Banque France	(684)	—	—
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	(415)	(159)	(579)
Santander International Products, Plc.	(324)	(722)	(491)
PSA Bank Deutschland GmbH	—	(902)	(488)
Banca PSA Italia S.p.A.	—	—	(600)
Exchange differences and other movements	(9,869)	1,235	(1,208)
Balance at year-end	191,577	208,455	195,498

Annual report 2020	Contents
c) Notes and other securities
These notes were issued basically by Santander Consumer Finance, S.A., Santander UK plc, Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander México, Banco Santander, S.A., Santander Consumer Bank AG, PSA Banque France and Banco Santander - Chile.
d) Guarantees
Set forth below is information on the liabilities secured by assets:

EUR million
	2020	2019	2018
Asset-backed securities	35,753	38,616	38,140
Of which, mortgage-backed securities	2,274	3,819	5,197
Other mortgage securities	49,425	50,269	46,026
Of which: mortgage-backed bonds	24,736	24,736	22,023
Territorial covered bond	869	1,270	1,270
	86,047	90,155	85,436
The main characteristics of the assets securing the aforementioned financial liabilities are as follows:
1.Asset-backed securities
a.Mortgage-backed securities- these securities are secured by mortgage assets (see Note 10.e) with average maturities of more than ten years that must: be a first mortgage for acquisition of principal or second residence, be current in payments, have a loan-to-value ratio below 80% and have a liability insurance policy in force covering at least the appraisal value. The value of the financial liabilities broken down in the foregoing table is lower than the balance of the assets securing them —securitised assets retained on the balance sheet— mainly because the Group repurchases a portion of the bonds issued, and in such cases they are not recognised on the liability side of the consolidated balance sheet.
b.Other asset - backed securities: includes asset-backed securities, notes issued by securitization funds collateralized mainly by mortgage loans that do not meet the above requirements and other loans (mainly personal loans with an average maturity of five years and loans to SMEs with average maturities of seven years) and private issues of Santander Consumer Usa Holdings Inc collateralized by vehicles assigned under operating leases.
2.Other mortgage securities include mainly: (i) mortgage-backed bonds with average maturities of more than ten years that are secured by a portfolio of mortgage loans and credits (included in secured loans  —see note 10.b—) which must: not be classified as of procedural stage; have available appraisals performed by specialised entities; have a loan-to-value (LTV) ratio below 80% in the case of home loans and below 60% for loans for other assets and have sufficient liability insurance, (ii) other debt securities issued as part of the Group’s liquidity strategy in the UK, mainly covered bonds in the UK secured by mortgage loans and other assets.
The fair value of the guarantees received by the Group (financial and non-financial assets) which the Group is authorised to sell or pledge even if the owner of the guarantee has not defaulted is scantly material taking into account the Consolidated financial statements as a whole.
e) Spanish mortgage-market issues
The members of the board of directors hereby state that the Group entities operating in the Spanish mortgage-market issues area have established and implemented specific policies and procedures to cover all activities carried on and guarantee strict compliance with mortgage-market regulations applicable to these activities as provided for in Royal Decree 716/2009, of 24 April implementing certain provisions of Mortgage Market Law 2/1981, of 25 March, and, by application thereof, in Bank of Spain Circulars 7/2010 and 5/2011, and other financial and mortgage system regulations. Also, financial management defines the Grupo Santander's funding strategy.
The risk policies applicable to mortgage market transactions envisage maximum loan-to-value (LTV) ratios, and specific policies are also in place adapted to each mortgage product, which occasionally require the application of stricter limits.
Grupo Santander’s general policies in this respect require the repayment capacity of each potential customer (the effort ratio in loan approval) to be analysed using specific indicators that must be met. This analysis must determine whether each customer’s income is sufficient to meet the repayments of the loan requested. In addition, the analysis of each customer must include a conclusion on the stability over time of the customer’s income considered with respect to the life of the loan. The aforementioned indicator used to measure the repayment capacity (effort ratio) of each potential customer takes into account mainly the relationship between the potential debt and the income generated, considering on the one hand the monthly repayments of the loan requested and other transactions and, on the other, the monthly salary income and duly supported income.
Grupo Santander entities have specialised document comparison procedures and tools for verifying customer information and solvency (see note 53).
Grupo Santander entities’ procedures envisage that each mortgage originated in the mortgage market must be individually valued by an appraisal company not related to the Group.
In accordance with Article 3 of Mortgage Market Law 41/2007, any appraisal company approved by the Bank of Spain may issue valid appraisal reports. However, as permitted by this same article, the Group entities perform several checks and select, from among these companies, a small group with which they enter into cooperation agreements with special conditions and automated control mechanisms. The Group’s internal regulations specify, in detail, each of the internally approved companies, as well as the approval requirements and procedures and the controls established to uphold them. In this connection, the regulations establish the functions of an appraisal company

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
committee on which the various areas of the Group related to these companies are represented. The aim of the committee is to regulate and adapt the internal regulations and the activities of the appraisal companies to the current market and business situation (see note 2.i).
Basically, the companies wishing to cooperate with the Group must have a significant level of activity in the mortgage market in the area in which they operate, they must pass a preliminary screening process based on criteria of independence, technical capacity and solvency -in order to ascertain the continuity of their business- and, lastly, they must pass a series of tests prior to obtaining definitive approval.
In order to comply in full with the legislation, any appraisal provided by the customer is reviewed, irrespective of which appraisal company issues it, to check that the requirements, procedures and methods used to prepare it are formally adapted to the valued asset pursuant to current legislation and that the values reported are customary in the market.
The information required by Bank of Spain circulars 7/2010 and 5/2011, by application of Royal Decree 716/2009, of 24 April is as follows:

EUR million
	2020	2019	2018
Face value of the outstanding mortgage loans and credits that support the issuance of mortgage-backed and mortgage bonds pursuant to Royal Decree 716/2009 (excluding securitised bonds)	76,554	84,720	85,610
Of which:
Loans eligible to cover issues of mortgage-backed securities	57,382	59,517	60,195
Transfers of assets retained on balance sheet: mortgage-backed certificates and other securitised mortgage assets	17,610	14,569	15,807
Mortgage-backed bonds
The mortgage-backed bonds ('cédulas hipotecarias') issued by the Group entities are securities the principal and interest of which are specifically secured by mortgages, there being no need for registration in the property register, by mortgage on all those that at any time are recorded in favour of the issuer and are not affected by the issuance of mortgage bonds and / or are subject to mortgage participations, and / or mortgage transfer certificates, and, if they exist, by substitution assets eligible to be hedged and for the economic flows generated by derivative financial instruments linked to each issue, and without prejudice to the issuer’s unlimited liability.
The mortgage bonds include the credit right of its holder against the issuing entity, guaranteeing in the manner provided for in the previous paragraph, and involve the execution to claim from the issuer the payment after due date. The holders of these securities are recognised as preferred creditors, singularly privileged, with the preference, included in number 3º of article 1,923 of the Spanish Civil Code against any other creditor, in relation with the entire group of loans and mortgage loans registered in favour of the issuer, except those that act as coverage for mortgage bonds and / or are subject to mortgage participations and / or mortgage transfer certificates.
In the event of insolvency, the holders of mortgage-backed bonds, as long as they are not considered 'person especially related' to the issuing entity in accordance with Royal Legislative Decree 1/2020, of 5 May, approving the revised text of the Bankruptcy Law and Law 22/2003, of 9 July, on Bankruptcy (the Insolvency Law'), will enjoy the special privilege established in Article 270.1.1 of the aforementioned Insolvency Law. Without prejudice to the foregoing, in accordance with Article 242.10 of the Insolvency Law, during the insolvency proceedings, the payments relating to the repayment of the principal and interest of the bonds issued and outstanding at the date of the insolvency filing will be settled up to the amount of the income received by the insolvent party from the mortgage loans and credits and, where appropriate, from the replacement assets backing the bonds and from the cash flows generated by the financial instruments associated with the issues (Article 14 of Law 2/1981 of 25 March 1981 regulating the mortgage market).
If, due to a timing mismatch, the income received by the insolvent party is insufficient to meet the payments described in the preceding paragraph, the insolvency managers must settle them by realising the replacement assets set aside to cover the issue and, if this is not sufficient, they must obtain financing to meet the mandated payments to the holders of the mortgage-backed bonds, and the finance provider must be subrogated to the position of the bond-holders.
In the event that it would be necessary to proceed in accordance with the terms of Article 212.1 and, in accordance with the requirements of Article 413 of the Insolvency Law, the payments to all holders of the mortgage-backed bonds issued would be made on a pro-rata basis, irrespective of the issue dates of the bonds. If the same credit or loan is subject to the payment of bonds and a mortgage bond issue, it will be paid first to the holders of the bonds.
The outstanding mortgage-backed bonds issued by Grupo Santander totalled EUR 24,736 million at 31 December 2020 (all of which were denominated in euros), of which EUR 24,286 million were issued by Banco Santander, S.A., and EUR 450 million were issued by Santander Consumer Finance, S.A. The issues outstanding at 31 December 2020 and 2019 are detailed in the separate financial statements of each of these companies.
Mortgage-backed bond issuers have an early redemption option for the purpose of complying with the limits on the volume of outstanding mortgage-backed bonds stipulated by mortgage market regulations. In addition, the issuing entity may advance the mortgage-backed bonds, if this has been expressly established in the final conditions of the issue in question and under the conditions set out therein.
None of the mortgage-backed bonds issued by the Group entities had replacement assets assigned to them.

Annual report 2020	Contents
23. Subordinated liabilities
a) Breakdown
The detail, by currency of issue, of Subordinated liabilities, deposits and markatable debt securities, in the consolidated balance sheets is as follows:

				2020
	EUR million			Outstanding issue amount in foreign currency (million)	Annual interest rate (%)
Currency of issue	2020	2019	2018
Euro	13,570	12,542	14,001	13,570	3.86%
US dollar	5,991	6,506	7,813	7,351	5.16%
Pound sterling	565	655	628	507	8.89%
Brazilian real	—	—	—	—	—
Other currencies	1,754	1,359	1,378
Balance at end of year	21,880	21,062	23,820
Of which preference shares	196	321	345
Of which preference participations	7,425	7,709	9,717
Note 50 contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
b) Changes
The changes in Subordinated marketable debt securities in the last three years were as follows:

EUR million
	2020	2019	2018
Balance at beginning of year	20,878	23,676	21,382
Net inclusion of entities in the Group (Note 3)	—	—	—
Placements	4,075	1,056	3,266
Of which:
Banco Santander, S.A.	3,722	1,056	2,750
Banco Santander - Chile	353	—	—
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	—	—	281
Santander Bank Polska S.A.	—	—	235
Net redemptions and repurchases*	(2,838)	(4,009)	(1,259)
Of which:
Banco Santander, S.A.	(1,671)	(3,782)	(401)
Santander UK plc	(740)	(16)	(313)
Santander UK Group Holdings plc	(316)	—	—
Santander Bank, National Association	(111)	(19)	(163)
Banco Santander (Brasil) S.A.	—	(124)	(61)
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	—	(69)	(125)
Santander Holdings USA, Inc.	—	—	(195)
Exchange differences and other movements	(429)	155	287
Balance at end of year	21,686	20,878	23,676
*    The balance relating to issuances, redemptions and repurchases (EUR 1,237 million), together with the interest paid in remuneration of these issuances including PPCC (EUR 942 million), is included in the cash flow from financing activities.
c) Other disclosures
This caption includes contingent convertible or redeemable preferred participations, as well as other subordinated financial instruments issued by consolidated companies, which do not qualify as equity (preferred shares).
Preferred shares do not have voting rights and are non-cumulative. They have been subscribed by third parties outside the Group, and except for the issues of Santander UK plc mentioned below, the rest are redeemable by decision of the issuer, according to the terms of each issue.
Banco Santander's contingently convertible preferred participations are subordinated debentures and rank after common creditors and any other subordinated credit that by law and/or by their terms, to the extent permitted by Spanish law, ranks higher than the contingently convertible preferred participations. Their remuneration is conditioned to the obtainment of sufficient distributable profits, and to the limitations imposed by the regulations on shareholders' equity, and they have no voting rights. The other issues of Banco Santander S.A. mentioned in this caption are also subordinated debentures and, for credit ranking purposes, they rank behind all the common creditors of the issuing entities and ahead of any other subordinated credit that ranks pari passu with the Bank's contingently convertible preferred participations.
The main issues of subordinated debt securities issued, broken down by company, are detailed below:
Issues by Banco Santander, S.A.
In December 2020, Banco Santander, S.A. issued subordinated debentures with a ten-year term of USD 1,500 million. The issue bears interest at an annual rate of 2.749%, payable semiannually.
In October 2020, it carried out a ten-year subordinated debenture issue for an amount of EUR 1,000 million. The issue bears interest at an annual rate of 1.625%, payable annually.
In March 2020, it proceeded to redeem early and voluntarily the entire outstanding issue of Tier 1 Contingently Convertible Preferred Participations Series I/2014, for a total nominal amount of EUR 1,500 million.
In January 2020, it carried out a placement of contingently convertible preferred participations into newly issued ordinary shares of the Bank (the 'PPCCs'), excluding the pre-emptive subscription rights of its shareholders and for a nominal amount of EUR 1.5 billion (the 'Issue' and the 'PPCCs').
The Issue was made at par and the remuneration of the PPCCs, the payment of which is subject to certain conditions and is also discretionary, was set at 4.375% per annum for the first six years, revised every five years thereafter by applying a margin of 453.4 basis points over the 5-year Mid-Swap Rate (5-year Mid-Swap Rate).
On March 5, May 8 and September 2, 2014, three issues of contingently convertible preferred participations into newly issued ordinary shares of the Bank (the PPCC) were made, for a nominal amount of EUR 1,500 million, USD 1,500 million and EUR 1,500 million respectively, the payment of which is subject to certain conditions and is also discretionary. The remuneration of the issues was set at 6.25% p.a. for the first five years (revised thereafter by applying a margin of 541 basis points over the 5-year Mid-Swap Rate) for the March issue, at 6.375% p.a. for the first five years revised thereafter by applying a margin of 478.8 basis points over the 5 year Mid-Swap Rate)- for the May issue and at 6.25% p.a. for the first seven years (reviewed every five years thereafter by applying a margin of 564 basis points over the 5 year Mid-Swap Rate) for the September issue.
In April 2019, the voluntary early redemption of the preferred shares relating to the second issue made on 8 May 2014 was communicated for an amount of USD 1,500 million at the redemption date.
At 8 February 2019, Banco Santander, S.A, carried out an issue of PPCC for a nominal amount of USD 1,200 million (EUR 1,056 million). The remuneration of the issues whose payment is subject to certain conditions and is also discretionary was set at 7.50% per annum, payable quarterly, for the first seven years (revised thereafter by applying a margin of 489.9 points over the mid-swap rate).

Annual report 2020	Contents
At 19 March 2018, a "PPCC" issue was carried out, for a nominal amount of EUR 1,500 million. The remuneration of the issue, the payment of which is subject to certain conditions and is also discretionary, was set at 4.75% per annum, payable quarterly, for the first seven years (revised thereafter by applying a margin of 410 basis points over the Mid-swap rate).
At 8 February 2018, a ten-year subordinated debenture issue of EUR 1,250 million was carried out. The issue bears interest at an annual rate of 2.125% payable annually.
At 25 April and 29 September 2017, Banco Santander, S.A. carried out issues of PPCC, for a nominal amount of EUR 750 million, and EUR 1,000 million respectively. The remuneration of the PPCC, the payment of which is subject to certain conditions and is also discretionary, was set at 6.75% per annum for the first five years (revised thereafter by applying a margin of 680.3 basis points over the 5-year Mid-Swap Rate) for the issue disbursed in April, at 5.25% per annum for the first six years (revised thereafter by applying a margin of 499.9 basis points over the 5 year Mid-Swap Rate) for the issue disbursed in September.
Issues by Banco Santander - Chile
In June 2020, Banco Santander Chile issued subordinated debentures for a term of fifteen years, in the amount of UF 5 million (equivalent to USD 185 million). The issue bears annual interest at 3.5%.
In April 2020, Banco Santander Chile issued two subordinated debentures, the first for a term of fourteen years, for an amount of UF 3 million (equivalent to USD 100 million), bearing annual interest at 3%, and the second for a term of nineteen years, for an amount of UF 3 million (equivalent to USD 100 million), bearing annual interest at 3.15%.
Issues Banco Santander (Brasil) S.A.
On 29 January 2014 Banco Santander (Brasil) S.A. issued Tier 1 perpetual subordinated notes for a nominal amount of USD 1,248 million and the Group acquired 89.6% of the issue. The notes are perpetual and would be converted into common shares of Banco Santander (Brasil) S.A. if the common equity Tier 1 ratio, calculated as established by the Central Bank of Brazil, were lower than 5.125%. This issue was fully redeemed in fiscal year 2019.
Issues by Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México
At 1 October 2018, a ten-year subordinated debenture issue was made by by Banco Santander México, S.A. Institución de Banca Múltiple, Grupo Financiero Santander México for a nominal amount of USD 1,300 millions and at an interest rate of 5.95%, with the group having acquired 75% of the issue.
Additionally, at 30 December 2016, a nominal amount of USD 500 million was made, with the Group having acquired 88.2% of the issue. The perpetual debentures are automatically converted into shares when the Regulatory Capital Ratio (CET1) is equal to or less than 5.125% at the conversion price.
Issues by Santander Bank Polska S.A.
At 20 April 2018, Santander Bank Polska S.A. carried out a ten-year subordinated debenture issue with a redemption option on the fifth anniversary of the issue date in the amount of PLN 1 billion. The issue bears floating interest at Wibor (6M) + 160 basis points payable semi-annually.
The accrued interests from the subordinated liabilities during 2020 amounted to EUR 571 million (EUR 645 million and EUR 770 million during 2019 and 2018, respectively).
Interests from the PPCC during 2020 amounted to EUR 552 million (EUR 595 million and EUR 560 million in 2019 and 2018, respectively).
24. Other financial liabilities
The detail of Other financial liabilities in the consolidated balance sheets is as follows:

EUR million
	2020	2019	2018
Trade payables	1,177	1,279	1,323
Clearing houses	599	165	434
Tax collection accounts:
Public Institutions	4,122	4,122	3,968
Factoring accounts payable	222	409	263
Unsettled financial transactions	5,080	3,693	3,373
Lease liabilities (note 2.l)	3,049	5,108	190
Other financial liabilities	12,719	15,459	15,113
	26,968	30,235	24,664
Note 50 contains a detail of the residual maturity periods of other financial liabilities at each year-end.
Lease liabilities
The cash outflow of leases in 2020 was EUR 789 million (EUR 946 million in 2019).
The analysis of the maturities of lease liabilities as of 31 December 2020 is shown below:

EUR million
	2020	2019
Maturity Analysis - Discounted payments
Within 1 year	594	766
Between 1 and 3 years	981	1,254
Between 3 and 5 years	637	875
Later than 5 years	837	2,213
Total discounted payments at the end of the year	3,049	5,108
During 2020 and 2019, there were no significant variable lease payments not included in the valuation of lease liabilities.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
25. Provisions
a) Breakdown
The detail of Provisions in the consolidated balance sheets is as follows:

EUR million
	2020	2019	2018
Provision for pensions and other obligations post-employments	3,976	6,358	5,558
Other long term employee benefits	1,751	1,382	1,239
Provisions for taxes and other legal contingencies	2,200	3,057	3,174
Provisions for contingent liabilities and commitments (note 2)	700	739	779
Other provisions	2,225	2,451	2,475
Provisions	10,852	13,987	13,225
b) Changes
The changes in 'Provisions' in the last three years were as follows:

EUR million
	2020
	Post employment plans	Long term employee benefits	Contingent liabilities and commitments	Other provisions	Total
Balances at beginning of year	6,358	1,382	739	5,508	13,987
Incorporation of Group companies, net	(5)	—	(1)	(2)	(8)
Additions charged to income	(217)	782	50	1,934	2,549
Interest expense (note 39)	84	11	—	—	95
Staff costs (note 47)	69	7	—	—	76
Provisions or reversion of provisions	(370)	764	50	1,934	2,378
Addition	6	787	490	2,258	3,541
Release	(376)	(23)	(440)	(324)	(1,163)
Other additions arising from insurance contracts linked to pensions	2	—	—	—	2
Changes in value recognised in equity	547	—	—	—	547
Payments to pensioners and pre-retirees with a charge to internal provisions	(303)	(408)	—	—	(711)
Benefits paid due to settlements	(1,551)	—	—	—	(1,551)
Insurance premiums paid	(1)	—	—	—	(1)
Payments to external funds	(333)	—	—	—	(333)
Amounts used	—	—	—	(2,485)	(2,485)
Transfer, exchange differences and other changes	(521)	(5)	(88)	(530)	(1,144)
Balances at end of year	3,976	1,751	700	4,425	10,852

Annual report 2020	Contents

EUR million
	2019					2018
	Post employment plans	Long term employee benefits	Contingent liabilities and commitments	Other provisions	Total	Post employment plans	Long term employee benefits	Contingent liabilities and commitments	Other provisions	Total
Balances at beginning of year	5,558	1,239	779	5,649	13,225	6,345	1,686	814	5,841	14,686
Incorporation of Group companies, net	—	(1)	—	—	(1)	—	—	—	(30)	(30)
Additions charged to income	173	729	(31)	2,836	3,707	38	251	(49)	2,253	2,493
Interest expense (note 39)	128	17	—	—	145	165	21	—	—	186
Staff costs (note 47)	65	7	—	—	72	78	6	—	—	84
Provisions or reversion of provisions	(20)	705	(31)	2,836	3,490	(205)	224	(49)	2,253	2,223
Addition	10	713	422	4,276	5,421	7	227	455	4,612	5,301
Release	(30)	(8)	(453)	(1,440)	(1,931)	(212)	(3)	(504)	(2,359)	(3,078)
Other additions arising from insurance contracts linked to pensions	4	—	—	—	4	(7)	—	—	—	(7)
Changes in value recognised in equity	1,520	—	—	—	1,520	(482)	—	—	—	(482)
Payments to pensioners and pre-retirees with a charge to internal provisions	(331)	(612)	—	—	(943)	(332)	(625)	—	—	(957)
Benefits paid due to settlements	—	—	—	—	—	—	—	—	—	—
Insurance premiums paid	(1)	—	—	—	(1)	(2)	—	—	—	(2)
Payments to external funds	(455)	—	—	—	(455)	(368)	—	—	—	(368)
Amounts used	—	—	—	(2,907)	(2,907)	—	—	(3)	(2,548)	(2,551)
Transfer, exchange differences and other changes	(110)	27	(9)	(70)	(162)	366	(73)	17	133	443
Balances at end of year	6,358	1,382	739	5,508	13,987	5,558	1,239	779	5,649	13,225
c) Provision for pensions and other obligations post –employments and Other long term employee benefits
The detail of Provisions for pensions and similar obligations is as follows:

EUR million
	2020	2019	2018
Provisions for post-employment plans - Spanish entities	1,881	3,951	3,930
Provisions for other similar obligations - Spanish entities	1,695	1,321	1,189
Of which pre-retirements	1,676	1,303	1,172
Provisions for post-employment plans - United Kingdom	449	329	130
Provisions for post-employment plans - Other subsidiaries	1,646	2,078	1,498
Provisions for other similar obligations - Other subsidiaries	56	61	50
Provision for pensions and other obligations post -employments and Other long term employee benefits	5,727	7,740	6,797
Of which defined benefits	5,719	7,731	6,791

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
i. Spanish entities - Post-employment plans and other similar obligations
At 31 December 2020, 2019 and 2018, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. In addition, in various years some of the consolidated entities offered certain of their employees the possibility of taking pre-retirement and, therefore, provisions are recognised each year for the obligations to employees taking pre-retirement -in terms of salaries and other employee benefit costs- from the date of their pre-retirement to the agreed end date. In 2020, 443 employees benefited from the pre-retirement and incentivised retirement plan, being the provision set up to cover these commitments of EUR 84 million. In 2019 and 2018 the provisions accounted for benefit plans and contribution commitments were EUR 688 million and 209 million respectively. In December 2020, Banco Santander reached an agreement with the workers' representatives to implement an early retirement and voluntary redundancy plan to which 3,572 employees are expected to apply during 2021; additionally, a total of 64 people are expected to apply for early retirement and voluntary redundancy offers in other societies in Spain. The provision set up to cover these commitments amounts to EUR 688 million.
In December 2019 Banco Santander reached an agreement with the workers' representatives to offer during 2020 to part of its passive personnel, the possibility of receiving the pensionable rights derived from the collective bargaining agreement in the form of a single consideration or divided into a maximum of 5 equal annuities. The proposal was also extended to personnel with pensionable rights recognized under individual contracts or agreements. The number of beneficiaries who exercised the voluntary option of accepting the substitution of the life annuity for the payment of a lump sum in the form of a capital sum or in instalments of a maximum of 5 annuities amounted to 15,613 people. The effect of the reduction of the aforementioned commitments is shown in the tables below under the headings 'Benefits paid in settlement' in the amount of EUR 1,551 million and 'Effect of reduction/settlement' in the amount of EUR 362 million.
The expenses incurred by the Spanish companies in 2020, 2019 and 2018 in respect of contributions to defined contribution plans amounted to EUR 89 million, EUR 89 million and EUR 87 million, respectively.
The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques.
1.    Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.
2.    Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-employment plans			Other similar obligations
	2020	2019	2018	2020	2019	2018
Annual discount rate	0.60%	0.80%	1.55%	0.60%	0.80%	1.55%
Mortality tables	PE2020 M/F Col. Order 1	PERM/F-2000	PERM/F-2000	PE2020 M/F Col. Order 1	PERM/F-2000	PERM/F-2000
Cumulative annual CPI growth	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
Annual salary increase rate	1,25%*	1.25%*	2.00%*	N/A	N/A	N/A
Annual social security pension increase rate	1.00%	1.00%	1.00%	N/A	N/A	N/A
Annual benefit increase rate	N/A	N/A	N/A	0%	0%	From 0% to 1.50%
*    Corresponds to the group’s defined-benefit obligations.

Annual report 2020	Contents
The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in euros) matching the durations of the commitments. From the bond portfolio considered, callable, putable and sinkable bonds, which could distort the rates, are excluded.
Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2020, if the discount rate used had been decreased or increased by 50 basis points (bp), there would have been an increase or decrease in the present value of the post-employment obligations of 5.43% (-50 bp) to -5.10% (+50 bp),respectively, and an increase or decrease in the present value of the long-term obligations of 1.11% (-50 bp) to -1.08% (+50 bp), respectively.
These changes would be offset in part by increases or decreases in the fair value of the assets and insurance contracts linked to pensions.
3. The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.
The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-employment plans			Other similar obligations
	2020	2019	2018	2020	2019	2018
Expected rate of return on plan assets	0.60%	0.80%	1.55%	0.60%	0.80%	1.55%
Expected rate of return on reimbursement rights	0.60%	0.80%	1.55%	N/A	N/A	N/A
The funding status of the defined benefit obligations in 2020 and the two preceding years is as follows:

EUR million
	Post-employment plans			Other similar obligations
	2020	2019	2018	2020	2019	2018
Present value of the obligations
To current employees	60	59	60	—	—	—
Vested obligations to retired employees	3,318	5,393	5,332	—	—	—
To pre-retirees employees	—	—	—	1,688	1,317	1,187
Long-service bonuses and other benefits	—	—	—	18	18	17
Other	41	42	35	1	—	—
	3,419	5,494	5,427	1,707	1,335	1,204
Less - Fair value of plan assets	1,542	1,547	1,500	12	14	15
Provisions - Provisions for pensions	1,877	3,947	3,927	1,695	1,321	1,189
Of which:
Internal provisions for pensions	1,707	3,759	3,720	1,695	1,321	1,189
Insurance contracts linked to pensions (note 14)	174	192	210	—	—	—
Unrecognised net assets for pensions	(4)	(4)	(3)	—	—	—
The amounts recognised in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

EUR million
	Post-employment plans			Other similar obligations
	2020	2019	2018	2020	2019	2018
Current service cost	10	12	18	1	1	1
Interest cost (net)	26	53	73	9	15	18
Expected return on insurance contracts linked to pensions	(1)	(2)	(4)	—	—	—
Provisions or reversion of provisions
Actuarial (gains)/losses recognised in the year	—	—	—	(3)	7	7
Past service cost	2	3	3	—	1	5
Pre-retirement cost	—	1	1	772	687	208
Other*	(372)	(29)	(4)	(15)	(2)	—
	(335)	38	87	764	709	239
*Including reduction/settlement effect

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
In addition, in 2020 'Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans' has increased by EUR 84 million with respect to defined benefit obligations (increased of EUR 278 million and decreased of EUR 65 million in 2019 and 2018, respectively).
The changes in the present value of the accrued defined benefit obligations were as follows:

EUR million
	Post-employment plans			Other similar obligations
	2020	2019	2018	2020	2019	2018
Present value of the obligations at beginning of year	5,494	5,427	5,912	1,335	1,204	1,660
Incorporation of Group companies, net	—	—	(36)	—	(1)	—
Current service cost	10	12	18	1	1	1
Interest cost	39	72	99	9	15	18
Pre-retirement cost	—	1	1	772	687	208
Effect of curtailment/settlement	(372)	(29)	(4)	(15)	(2)	—
Benefits paid	(359)	(400)	(423)	(392)	(599)	(617)
Benefits paid due to settlements	(1,551)	—	—	—	—	—
Past service cost	2	3	3	—	1	5
Actuarial (gains)/losses	163	407	(145)	(3)	7	6
Demographic actuarial (gains)/losses	91	15	(21)	(8)	(9)	(3)
Financial actuarial (gains)/losses	72	392	(124)	5	16	9
Exchange differences and other items	(7)	1	2	—	22	(77)
Present value of the obligations at end of year	3,419	5,494	5,427	1,707	1,335	1,204
The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:

Annual report 2020	Contents

Plan Assets
EUR million
	Post-employment plans			Other similar obligations
	2020	2019	2018	2020	2019	2018
Fair value of plan assets at beginning of year	1,547	1,500	1,640	14	15	17
Incorporation of Group companies, net	—	—	—	—	—	—
Expected return on plan assets	13	19	26	—	—	—
Benefits paid	(94)	(108)	(115)	(2)	(2)	(2)
Contributions/(surrenders)	5	8	21	—	—	—
Actuarial gains/(losses)	76	128	(73)	—	—	(1)
Exchange differences and other items	(5)	—	1	—	1	1
Fair value of plan assets at end of year	1,542	1,547	1,500	12	14	15

Insurance Contracts linked to pensions
EUR million
	Post-employment plans			Other similar obligations
	2020	2019	2018	2020	2019	2018
Fair value of insurance contracts linked to pensions at beginning of year	192	210	238	—	—	1
Incorporation of Group companies, net	—	—	—	—	—	—
Expected return on insurance contracts linked to pensions	1	2	4	—	—	—
Benefits paid	(21)	(24)	(27)	—	—	(1)
Paid premiums	—	—	2	—	—	—
Actuarial gains/(losses)	2	4	(7)	—	—	—
Fair value of insurance contracts linked to pensions at end of year	174	192	210	—	—	—
In view of the conversion of the defined-benefit obligations to defined-contribution obligations, the Group has not made material current contributions in Spain in 2020 to fund its defined-benefit pension obligations.
The plan assets and the insurance contracts linked to pensions are instrumented mainly through insurance policies.
The following table shows the estimated benefits payable at 31 December 2020 for the next ten years:

EUR million
2021	1,038
2022	771
2023	660
2024	548
2025	464
2026 to 2030	1,619
ii. United Kingdom
At the end of each of the last three years, the businesses in the United Kingdom had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 91 million in 2020 (EUR 93 million in 2019 and EUR 93 million in 2018).
The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:
1.    Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
2.    Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2020	2019	2018
Annual discount rate	1.28%	2.11%	2.90%
Mortality tables	The S3 Middle tables weighted at 84% of the CMI_2018 projection with an initial addition of 0.15%, smoothing parameter 7 and improving 1.25%.	The S3 Middle tables weighted at 84% of the CMI_2018 projection with an initial addition of 0.15%, smoothing parameter 7 and improving 1.25%.	108/86 S2 Light
Cumulative annual CPI growth	2.95%	3.01%	3.22%
Annual salary increase rate	1.00%	1.00%	1.00%
Annual pension increase rate	2.85%	2.91%	2.94%
The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in pounds sterling) that coincide with the terms of the obligations.
Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2020, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of 10.25% (-50 bp) and -9.32% (+50 bp), respectively.If the inflation assumption had been increased or decreased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of 5.35% (+50 bp) and -6.73% (-50 bp), respectively. These changes would be offset in part by increases or decreases in the fair value of the assets.
The funding status of the defined benefit obligations in 2020 and the two preceding years is as follows:

EUR million
	2020	2019	2018
Present value of the obligations	15,472	14,297	12,079
Less-
Fair value of plan assets	15,575	14,755	12,887
Provisions - Provisions for pensions	(103)	(458)	(808)
Of which:
Internal provisions for pensions	449	329	130
Net assets for pensions	(552)	(787)	(938)
The amounts recognised in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

EUR million
	2020	2019	2018
Current service cost	30	27	31
Interest cost (net)	(12)	(24)	(6)
Provisions or reversal of provisions, net	(1)	—	—
Cost of services provided	—	—	—
Others	(1)	—	—
	17	3	25
In addition, in 2020 'Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans' increase by EUR 568 million with respect to defined benefit obligations (2019: increased of EUR 601 million; 2018: decreased of EUR 481 million).
The changes in the present value of the accrued defined benefit obligations were as follows:

EUR million
	2020	2019	2018
Present value of the obligations at beginning of year	14,297	12,079	13,056
Current service cost	30	27	31
Interest cost	284	352	320
Benefits paid	(445)	(441)	(489)
Contributions made by employees	17	18	24
Past service cost	—	—	—
Actuarial (gains)/losses	2,060	1,594	(766)
Demographic actuarial (gains)/losses	34	48	(21)
Financial actuarial (gains)/losses	2,026	1,546	(745)
Exchange differences and other items	(771)	668	(97)
Present value of the obligations at end of year	15,472	14,297	12,079

Annual report 2020	Contents
The changes in the fair value of the plan assets were as follows:

EUR million
	2020	2019	2018
Fair value of plan assets at beginning of year	14,755	12,887	13,239
Expected return on plan assets	296	376	326
Benefits paid	(443)	(441)	(489)
Contributions	274	244	209
Actuarial gains/(losses)	1,492	993	(285)
Exchange differences and other items	(799)	696	(113)
Fair value of plan assets at end of year	15,575	14,755	12,887
In 2021 the Group expects to make current contributions to fund these obligations for amounts similar to those made in 2020.
The main categories of plan assets as a percentage of total plan assets are as follows:

	2020	2019	2018
Equity instruments	9%	12%	17%
Debt instruments	55%	46%	50%
Properties	10%	11%	10%
Other	26%	31%	23%
The following table shows the estimated benefits payable at 31 December 2020 for the next ten years:

EUR million
2021	400
2022	343
2023	368
2024	382
2025	405
2026 to 2030	2,320
iii. Other foreign subsidiaries
Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.
At 31 December 2020, 2019 and 2018, these entities had defined-contribution and defined-benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 103 million in 2020 (EUR 110 million at 31 December 2019 and EUR 107 million at 31 December 2018).
The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.
Specifically, the discount rate used for the flows was determined by reference to high-quality corporate bonds, except in the case of Brazil where there is no extensive corporate bond market and, accordingly the discount rate was determined by reference to the series B bonds issued by the
Brazilian National Treasury Secretariat for a term coinciding with that of the obligations. In Brazil the discount rate used was between 6.82% and 7.14%, the CPI 3.25% and the mortality table the AT-2000.
Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2020, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of 5.59% and -5.10%, respectively.These changes would be offset in part by increases or decreases in the fair value of the assets.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The funding status of the obligations similar to post-employment benefits and other long-term benefits in 2020 and the two preceding years is as follows:

EUR million
	2020	Of which business in Brazil	2019	2018
Present value of the obligations	8,434	5,541	10,717	9,116
Less-
Of which: with a charge to the participants	112	112	176	167
Fair value of plan assets	7,182	5,340	8,826	7,743
Provisions - Provisions for pensions	1,140	89	1,715	1,206
Of which:
Internal provisions for pensions	1,694	617	2,129	1,541
Net assets for pensions	(83)	(57)	(116)	(77)
Unrecognised net assets for pensions	(471)	(471)	(298)	(258)
The amounts recognised in the consolidated income statements in relation to these obligations are as follows:

EUR million
	2020	2019	2018
Current service cost	35	32	34
Interest cost (net)	72	101	101
Provisions or reversion of provisions
(Actuarial gains)/losses recognised in the year	11	12	5
Past service cost	5	6	3
Pre-retirement cost	—	—	(6)
Other	(5)	(1)	(203)
	118	150	(66)
In addition, in 2020 'Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans' decreased by EUR 105 million with respect to defined benefit obligations (increased EUR 641 million and increased EUR 64 million in 2019 and 2018, respectively).
In June 2018, the Group in Brazil reached an agreement with the labour unions to modify the scheme of contributions to certain health benefits, which implied a reduction in commitments amounting to EUR 186 million, shown in the following tables under the heading 'Effect to curtailment/settlement'.
The changes in the present value of the accrued obligations were as follows:

EUR million
	2020	2019	2018
Present value of the obligations at beginning of year	10,717	9,116	9,534
Incorporation of Group companies, net	(84)	—	36
Current service cost	35	32	34
Interest cost	465	651	646
Pre-retirement cost	—	—	(6)
Effect of curtailment/settlement	(5)	(1)	(199)
Benefits paid	(544)	(666)	(634)
Benefits paid due to settlements	—	—	—
Contributions made by employees	3	5	5
Past service cost	5	6	3
Actuarial (gains)/losses	176	1,652	390
Demographic actuarial (gains)/losses	23	3	(59)
Financial actuarial (gains)/losses	153	1,649	449
Exchange differences and other items	(2,334)	(78)	(693)
Present value of the obligations at end of year	8,434	10,717	9,116

Annual report 2020	Contents
The changes in the fair value of the plan assets were as follows:

EUR million
	2020	2019	2018
Fair value of plan assets at beginning of year	8,826	7,743	7,927
Incorporation of Group companies, net	(86)	—	—
Expected return on plan assets	410	573	573
Benefits paid	(488)	(613)	(602)
Benefits paid due to settlements	—	—	—
Contributions	63	214	199
Actuarial gains/(losses)	536	1,021	308
Exchange differences and other items	(2,079)	(112)	(662)
Fair value of plan assets at end of year	7,182	8,826	7,743
In 2021 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2020.
The main categories of plan assets as a percentage of total plan assets are as follows:

	2020	2019	2018
Equity instruments	11%	8%	7%
Debt instruments	84%	84%	83%
Properties	1%	1%	1%
Other	4%	7%	9%
The following table shows the estimated benefits payable at 31 December 2020 for the next ten years:

EUR million
2021	482
2022	488
2023	494
2024	502
2025	509
2026 to 2030	2,639
d) Provisions for taxes and other legal contingencies and Other provisions
'Provisions - Provisions for taxes and other legal contingencies' and 'Provisions - Other provisions', which include, inter alia, provisions for restructuring costs and tax-related and non-tax-related proceedings, were estimated using prudent calculation procedures in keeping with the uncertainty inherent to the obligations covered. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, these obligations have no fixed settlement period and, in other cases, depend on the legal proceedings in progress.
The detail, by geographical area, of Provisions for taxes and other legal contingencies and Other provisions is as follows:

EUR million
	2020	2019	2018
Recognised by Spanish companies	1,647	1,381	1,647
Recognised by other EU companies	539	1,100	1,044
Recognised by other companies	2,239	3,027	2,958
Of which:
Brazil	1,475	2,484	2,496
	4,425	5,508	5,649
Set forth below is the detail, by type of provision, of the balance at 31 December 2020, 2019 and 2018 of Provisions for taxes and other legal contingencies and Other provisions.
The types of provision were determined by grouping together items of a similar nature:

EUR million
	2020	2019	2018
Provisions for taxes	600	759	864
Provisions for employment-related proceedings (Brazil)	437	776	859
Provisions for other legal proceedings	1,163	1,522	1,451
Provision for customer remediation	395	725	652
Regulatory framework-related provisions	69	67	105
Provision for restructuring	810	641	492
Other	951	1,018	1,226
	4,425	5,508	5,649
Relevant information is set forth below in relation to each type of provision shown in the preceding table:
The provisions for taxes include provisions for tax-related proceedings.
The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.
The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The provisions for customer remediation include mainly the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and the estimated amount related to the floor clauses of Banco Popular Español, S.A.U. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.
The regulatory framework-related provisions include mainly the provisions relating to the FSCS (Financial Services Compensation Scheme), the Bank Levy in the UK and in Poland the provision related to the Banking Tax.
The provisions for restructuring include only the costs arising from restructuring processes carried out by the various Group companies.
Qualitative information on the main litigation is provided in note 25.e to the consolidated financial statements.
The group's general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.
The main movements during the 2020 of the breakdown provisions are shown below:
With respect to provisions for labor and other legal proceedings, in Brazil, provisions of EUR 176 million and EUR 178 million were recorded, making payments of EUR 318 million and EUR 138 million, respectively. The remaining variation is mainly due to currency depreciation.
With respect to provisions for customer compensation, the decline is mainly due to the exchange rate effect and utilizations in the United Kingdom of EUR 147 million. In addition, EUR 21 million was provided in Poland to cover the CHF mortgage portfolio in the year.
On the regulatory framework side, EUR 99 million was provisioned in the United Kingdom and a utilization of EUR 97 million was made in the year (Bank Levy and FSCS). In addition, in Poland, EUR 124 million were provided for under the regulatory framework and paid during the year.
In addition, restructuring provisions amounted to EUR 299 million in Spain, EUR 182 million in the United Kingdom, EUR 41 million in Poland, EUR 66 million in Portugal and EUR 51 million in the Consumer Unit. This increase is partially offset by the use of EUR 158 million in the United Kingdom, EUR 99 million in Spain, EUR 61 million in Consumer and EUR 32 million in Portugal.
e) Litigation and other matters
i. Tax-related litigation
At 31 December 2020 the main tax-related proceedings concerning the Group were as follows:
• Legal actions filed by Banco Santander (Brasil) S.A. and other Group entities to avoid the application of Law 9.718/98, which modifies the basis to calculate PIS and COFINS social contribution, extending it to all the entities income, and not only to the income from the provision of services. In relation of Banco Santander (Brasil) S.A. process, in May 2015 the Federal Supreme Court (FSC) admitted the extraordinary appeal filed by the Federal Union regarding PIS, and dismissed the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office regarding COFINS contribution, confirming the decision of Federal Regional Court favourable to Banco Santander (Brasil) S.A. of August 2007. The appeals filed by the other entities before the Federal Supreme Court, both for PIS and COFINS, are still pending. These claims are fully provisioned.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) in relation to different administrative processes of various years on the ground that the requirements under the applicable legislation were not met. The appeals are pending decision in CARF. No provision was recognised in connection with the amount considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, actually Santander Brasil Tecnología S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (CPMF) of the years 2000 to 2002. The administrative discussion ended unfavourably for both companies, and on July 3, 2015, filed a lawsuit requesting the cancellation of both tax assessments. The lawsuit was judged unfavorably in first instance. Therefore, both plaintiffs appealed to the court of second instance. On December 2020, the appeal was decided unfavorably and is pending a motion of clarification, which could be appealed to higher courts. There is a provision recognized for the estimated loss.

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•In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brazil), currently Zurich Santander Brasil Seguros e Previdência S.A., as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005, questioning the tax treatment applied to a sale of shares of Real Seguros, S.A. The administrative discussion ended unfavourably, and the CARF decision has been appealed at the Federal Justice. As the former parent of Santander Seguros S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it is considered to be a contingent liability.
•In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to corporate income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortisation performed after the merger. Actually it is appealed before the Higher Chamber of CARF. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.
•Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A from years 2007 to 2012. No provision was recognised in connection with this matter as it was considered to be a contingent liability.
• Banco Santander (Brasil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for such amount since it is considered to be a contingent liability.
•Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices initiated by tax authorities regarding the offsetting of tax losses in the CSLL (‘Social Contribution on Net Income’) of year 2009. The appeal is pending decision in CARF. No provision was recognised in connection with this matter as it is considered to be a contingent liability.
•Brazilian tax authorities have issued infringement notices against Getnet Adquirência e Serviços para Meios de Pagamentos S.A and Banco Santander (Brasil) S.A. as jointly liable in relation to corporate income tax (IRPJ and CSLL) for 2014 to 2018 questioning the tax-deductibility of the amortization of the goodwill from the acquisition of Getnet Tecnologia Proces S.A., considering that the company would not have complied with the legal requirements for such amortization. A defense against the tax assessment notices was submitted. The notice related to the fiscal years 2014 and 2015 has already been appealed at the CARF, meanwhile the one related to the fiscal years of 2016 to 2018 is pending on judgment. No provision was recognized as it is considered to be a contingent liability.
The total amount for the aforementioned Brazil lawsuits that are fully provisioned is EUR 821 million, and for lawsuits that qualify as contingent liabilities is EUR 2,972 million.
•Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit for taxes paid outside the United States in fiscal years 2003 to 2005 as well as the related issuance and financing costs. On 17 July 2018, the District Court finally ruled against Santander Holdings USA, Inc. On September 5, 2019 the Federal District Court in Massachusetts entered a judgement resolving the Company’s tax liability for fiscal years 2003 to 2005, which had no effect on income. The Company has agreed to resolve the treatment of the same transactions for 2006 and 2007, consistent with the September 5, 2019 judgment. The Congressional Joint Committee on Taxation has completed its review of the proposed resolution of the 2006 and 2007 tax years, with no objection. The Company and the IRS are now finalizing that resolution, which will have no impact on net income
•Banco Santander has appealed before European Courts the Decisions 2011/5/CE of 28 October 2009, and 2011/282/UE of 12 January 2011 of the European Commission, ruling that the deduction of the financial goodwill regulated pursuant to Article 12.5 of the Corporate Income Tax Law constituted illegal State aid. On November 2018 the General Court confirmed these Decisions but these judgements have been appealed at the Court of justice of the European Union. The Advocate-General has issued his conclusions proposing the dismissal of the appeal. The dismissal of this appeal would not have effect on equity.
At the date of approval of these consolidated financial statements certain other less significant tax-related proceedings were also in progress.
ii. Non-tax-related proceedings
At 31 December 2020 the main non-tax-related proceedings concerning the Group were as follows:
•Payment Protection Insurance (PPI): claims associated with the sale by Santander UK plc of payment protection insurance or PPI to its customers. At 31 December 2020, the remaining provision for PPI redress and related costs was GBP 76 million – EUR 85 million - (GBP 189 million – EUR 222 million at 31 December 2019). There was no additional provision in 2020.
Cumulative complaints from the inception of the PPI complaints process to 31 December 2020, regardless of the likelihood of Santander UK incurring in liability, were 4.6 million. At 31 December 2020, there are an estimated 3,500 complaints still requiring assessment and, Santander UK has also entered into a commercial negotiation with the Official Receiver.
Although the deadline for bringing complaints has passed, customers can still commence litigation for PPI mis-selling. Provision has been made for the best estimate of any obligation to pay compensation in respect of current stock and estimated future claims. There are ongoing factual issues to be resolved regarding such litigation which may have legal consequences including the volume and quality of future litigation claims. As a result, the extent of the

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
potential liability and amount of any compensation to be paid remains uncertain.
In relation to a specific PPI portfolio of complaints, there is a legal dispute regarding allocation of liability for pre-2005 PPI policies underwritten by two affiliates (Axa France) that Axa Group acquired from Genworth Financial International Holdings, Inc. in September 2015. The dispute involves a Santander Cards UK Limited (formerly known as GE Capital Bank Limited which was acquired by Banco Santander, S.A. from GE Capital group in 2008) which was distributor of the refer pre-2005 PPI policies and Santander Insurance Services UK Limited (the Santander Entities).
In July 2017, Santander UK plc notified Axa France that the Santander Entities did not accept liability for losses on PPI policies relating to this period, but entered in a Complaints Handling Agreement –that included a standstill agreement- agreeing to handle complaints on Axa affiliates behalf, paying these latter companies redress assessed to be due to relevant policyholders on a without prejudice basis.
After the termination of the Complaints Handling Agreement, on 30 December 2020 Axa France has provided written notice to the Santander Entities to terminate the standstill agreement, and that the Santander Entities are liable to reimburse AXA France for pre-2005 PPI mis-selling losses currently estimated at GBP 631 million (EUR 706 million). This dispute is at an early stage and there are ongoing factual issues to be resolved which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is not currently practicable to reliably predict the resolution of the matter including timing or the significance of the possible impact. The provision for this dispute includes the best estimate of Santander UK’s liability to the specific portfolio.
•Delforca: dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial, S.A. Banco Santander, S.A. is claiming to Delforca before the Court of Barcelona in charge of the bankruptcy proceedings, a total of EUR 66 million from the liquidation resulting from the early termination of financial transactions due to Delforca's non-payment of the equity swaps. In the same bankruptcy proceedings, Delforca and Mobiliaria Monesa have in turn claim the Bank to repay EUR 56.8 million, which the Bank received for the enforcement of the agreed guarantee, as a result of the aforementioned liquidation. In 2009, Mobiliaria Monesa, S.A. (parent of Delforca) filed a civil procedure with the Courts of Santander against the Bank claiming damages that have not been specified to date. The procedure is suspended.
•Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) requesting the payment of a half-yearly bonus contemplated in the by-laws of Banespa in the event that Banespa obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since Banespa had not made a profit during those years. Partial payments were made from 1996 to 2000, as approved by the Board of Directors. The relevant clause was eliminated in 2001. The Regional Labor Court and the High Employment Court ordered Santander Brasil, as successor to Banespa, to pay this half-yearly bonus for the period from 1996 to the present. On 20 March 2019, the Supreme Federal Court (STF) rejected the extraordinary appeal filed by Banco Santander Brasil. The Bank filed a rescission action to nullify the decisions of the main proceedings and suspend the execution of the judgment, which was deemed inadmissible, and its execution has been suspended until the publication of the decision. At the moment we have the legal opinion of the bank's external advisers, who have classified the risk as probable. The recorded provisions are considered sufficient to cover the risks associated with the legal claims that are being substantiated as of today.
•“Planos Económicos”: like the rest of the banking system in Brasil, Santander Brasil has been the target of customer complaints and collective civil suits stemming from legislative changes and its application to bank deposits, fundamentally ('economic plans'). At the end of 2017, there was an agreement between regulatory entities and the Brazilian Federation of Banks (Febraban), already approved by the Supremo Tribunal Federal, with the purpose of closing the lawsuits. Discussions focused on specifying the amount to be paid to each affected client according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the number of endorsements they have made and the number of savers who have demonstrated the existence of the account and its balance on the date the indexes were changed. In November 2018, the STF ordered the suspension of all economic plan processes for two years from May 2018. On 29 May 2020, the Supremo Tribunal Federal approved the extension of the agreement for 5 additional years starting from 3 June 2020. Condition for this extension was to include in the agreement actions related to the “Collor I Plan”. The provisions recorded for the economic plan processes are considered to be sufficient.
•Floor clauses: in consequence of the acquisition of Banco Popular, S.A.U, the Group has been exposed to a material number of transactions with floor clauses. The so-called "floor clauses" or minimum clauses are those under which the borrower accepts a minimum interest rate to be paid to the lender, regardless of the applicable reference interest rate. Banco Popular Español, S.A.U. included "floor clauses" in certain asset transactions with customers. In relation to this type of clauses, and after several rulings made by the Court of Justice of the European Union and the Spanish Supreme Court, and the extrajudicial process established by the Spanish Royal Decree-Law 1/2017, of 2 January, Banco Popular Español, S.A.U. made extraordinary provisions that were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. Grupo Santander considered that the maximum risk associated with the floor clauses applied in its contracts with consumers, in the most severe and not probable scenario, would amount to approximately EUR 900 million, as initially measured and without considering the returns performed. At 31 December 2020, after having processed most of the customer requests, the potential residual loss associated with ongoing court proceedings is estimated at EUR 51 million, amount which is fully covered by provisions.

•Banco Popular´s acquisition: considering the declaration setting out the resolution of Banco Popular Español, S.A.U.,

Annual report 2020	Contents
the redemption and conversion of its capital instruments and the subsequent transfer to Banco Santander, S.A. of the shares resulting from this conversion in exercise of the resolution instrument involving the sale of the institution's business, in the application accordance with the single resolution framework regulation referred to in Note 3 of the 2018 consolidated annual accounts, some investors have filed claims against the EU’s Single Resolution Board decision, the FROB's resolution executed in accordance to the aforementioned decision, and claims have been filed and may be filed in the future against Banco Santander, S.A. or other Santander Group companies deriving from or related to the acquisition of Banco Popular Español, S.A.U..

At this stage, it is not possible to foresee the total number of claims that could be filed by the former holders of shares and capital instruments (arising from the acquisition by investors of such shares and capital instruments of Banco Popular prior to resolution, including in particular, without limitation, the shares acquired in the context of the capital increase with pre-emptive subscription rights carried out in 2016), and their economic implications (especially considering that the decision to resolve in application of the new regulation has no precedent, and that it may be possible that future claims do not specify a specific amount, put forward new legal interpretations or involve a large number of parties).

In this respect, on 2 September 2020, the Provincial Court of La Coruña has referred a preliminary ruling to the Court of Justice of the European Union (“CJEU”) asking for the correct interpretation of Article 60(2) of Directive 2014/59/EU of the European Parliament and of the Councill, dated 15 May 2014, which establishes a framework for the restructuring and resolution of credit institutions and investment firms. This article establishes that, in cases of redemption of capital instruments in a bank resolution, no liability shall remain in relation to the amount of the instrument that has been redeemed. The judgement given by the CJEU in this case is likely to condition the outcome on the judicial proceedings that are currently open.

The estimated cost of any compensation to shareholders and bondholders of Banco Popular recognized in the 2017 accounts amounted to EUR 680 million, of which EUR 535 million were applied to the commercial loyalty program. The provisions recorded are considered sufficient to cover the risks associated with the court claims currently being dealt with. However, if additional amounts have to be paid for claims already raised with an undetermined economic interest or for new claims, this could have a significant adverse effect on the Santander Group's results and financial situation.

Likewise, the Central Court of Instruction 4 is currently conducting preliminary proceedings 42/2017, in which, amongst other things, is being investigated the following: (i) the accuracy of the prospectus for the capital increase with pre-emptive subscription rights carried out by Banco Popular in 2016; and (ii) the alleged manipulation of the share price of Banco Popular until the resolution of the bank, in June 2017. During the course of the proceedings, on 30 April 2019, the Spanish National Court, ruled in favour of Banco Santander, S.A. declaring that Banco Santander, S.A. cannot inherit Banco Popular’s potential criminal liability. This ruling was appealed before the Supreme Court who have rejected the appeal. In this procedure, Banco Santander has the status of possible subsidiary civil liability.

•German shares investigation: the Cologne Public Prosecution Office is conducting an investigation against the Bank, and other group entities based in UK - Santander UK plc, Abbey National Treasury Services plc and Cater Allen International Limited -, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions.

Grupo Santander is cooperating with the German authorities. According to the state of the investigations, the results and the effects for the Group, which may potentially include the imposition of financial penalties, cannot be anticipated. For this reason, the Bank has not recognized any provisions in relation to the potential imposition of financial penalties.

•Attorneys General Investigation of auto loan securitisation transactions and fair lending practices: in October 2014, May 2015, July 2015 and February 2017, Santander Consumer USA Inc. (SC) received subpoenas and/or Civil Investigative Demands (CIDs) from the Attorneys General of the U.S. states of California, Illinois, Oregon, New Jersey, Maryland and Washington under the authority of each state's consumer protection statutes. These states served on behalf of a group of 33 state Attorneys General. The subpoenas and CIDs contained broad requests for information and the production of documents related to SC’s underwriting, securitization, the recovery efforts servicing and collection of nonprime vehicle loans. SC responded to these requests within the deadlines specified and has otherwise cooperated with the Attorneys General with respect to this matter. On 19 May 2020, SC entered into settlements with all the attorneys general resolving this investigation. The agreement had no significant impact for the Group.

•Financial Industry Regulatory Authority (FINRA) Puerto Rico Arbitrations: as of 31 December 2020, Santander Securities LLC (SSLLC) had received 770 FINRA arbitration cases related to Puerto Rico Bonds issued by public and public related entities, as well as Puerto Rico closed-end funds (CEFs). The statements of claims allege, among other things, fraud, negligence, breach of fiduciary duty, breach of contract, unsuitability, over-concentration of the investments and failure to supervise. There were 141 arbitration cases that remained pending as of 31 December 2020.

As a result of various legal, economic and market factors impacting or that could impact of the value Puerto Rico bonds and CEFs, it is possible that additional arbitration claims and/or increased claim amounts may be asserted against SSLLC in future periods. The provisions recorded for these matters are considered sufficient.

•IRPH Index: a portion of our Spanish mortgage loan portfolio bears interest at a rate indexed to the 'Índice de Referencia de Préstamos Hipotecarios' known as 'IRPH', which, at the time the contracts were entered into, served as reference rate for many mortgage loan agreements in Spain and was published by the Bank of Spain. Consumers in Spain have brought lawsuits against most of the Spanish

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
banking sector alleging that the use and related disclosures of such rate did not comply with the transparency requirements of European regulation. On 14 December 2017, the Supreme Court of Spain ruled that these clauses were valid, as the IRPH is an official rate and therefore non-subject to transparency requirements. The matter was referred to the Court of Justice of the European Union through a preliminary ruling procedure. On 3 March 2020 the CJEU rendered its decision.

The CJEU ruled that, being the IRPH a valid index, national courts are entitled to examine its use on each particular contract in order to verify whether the transparency requirements have been met. When carrying out the transparency control, national courts have to take into account all the circumstances surrounding the conclusion of the particular contract, including whether essential information relating to the calculation of that rate was easily accessible and the provision of data relating to past fluctuations of the index. Finally, with regards to the effects of nullity of an IRPH index clause, the CJUE entitles national courts to substitute it with another statutory index, thus not declaring the nullity of the whole contract.

On 12 November 2020, the Supreme Court has issued four judgments applying the doctrine established by the CJUE that resolve individual appeals in which the validity of the IRPH clauses was questioned. The Court understands that in those cases there is a lack of transparency because the financial institutions had not been able to prove the delivery to the client of the information on the evolution of the index in the two years prior to the contract. However, the Supreme Court reminds that the lack of transparency does not automatically imply the invalidity of the clause, but rather it is necessary to analyze whether this lack of transparency generates abusiveness. The Supreme Court resolves that in the case of the IRPH, that specific lack of transparency does not mean that the clause is abusive to the detriment of the client, so the clause is valid and fully applicable.

Currently, the balance of the relevant mortgage indexed to IRPH loans held by the Group, equals approximately EUR 3.1 billion.

•Banco Santander, S.A. has been sued in a legal proceeding in which the plaintiff alleges that a contract was concluded whereby he would be entrusted with the functions of CEO of the Bank. In the complaint, the claimant mainly requests a declaratory ruling that affirms the validity and conclusion of such contract and its enforcement together with the payment of certain amounts. If the main request is not granted, the claimant seeks compensation for a total amount of approximately EUR 112 million or, an alternative relief for other minor amounts. Banco Santander, S.A. has answered to the complaint. In this answer, it is stated that the conditions to which the appointment was subject to were not met and that the contract required by law was not concluded. Trial will take place on 10 March 2021.
•CHF Polish Mortgage Loans: On 3 October 2019, the Court of Justice of the European Union (CJEU) rendered its decision in relation to a lawsuit against an unrelated bank in Poland, with regards to unfair contractual clauses in consumer agreements, specifically the consequences of potentially unfair contractual clauses in CHF-indexed loan agreements. The CJEU has left to Polish courts the decision on whether the whole contract can be maintained once the abusive terms have been removed, which should in turn decide whether the effects of the annulment of the contract are prejudicial to the consumer. In that case, the court may only integrate the contract with default provisions of national law and decide, in accordance with those provisions, on the applicable rate.
On March 2021, the Supreme Court is expected to take a position regarding the key issues in disputes concerning loans based on foreign currency, clarifying the discrepancies and unifying the court jurisprudence.

In December 2020, the Chairman of the Financial Supervision Authority announced a high-level proposal for voluntary settlements between banks and borrowers under which active loans based on Swiss francs would be converted into PLN loans with interest at the WIBOR rate and an appropriate margin. No details of the proposal, or legal or tax considerations, were provided as at the date of publication of these financial statements. This proposal is currently under analysis within the Bank, as well as by representatives of the financial sector in consultation with the competent authorities. Depending on the results of this analysis, the Bank will decide whether to adhere to this proposal and will proceed to include additional scenarios in the models for calculating provisions and reflect the estimated impact on their level. The Group considers that the maximum risk associated to this proposal, assuming that 100% of customers choose to convert their active loans as proposed, would amount to approximately PLN 3.5bn (EUR 768 million).

While these two events could lead to significant changes in the level of expected provisions, in the opinion of the Management Board, as at the date of these financial statements it is not possible to reliably estimate the value of their impact on the financial position of the Group.

As of 31 December 2020, Santander Bank Polska and Santander Consumer Bank Poland have a portfolio of mortgage loans denominated in, or indexed to, CHF of approximately PLN 9,853 million (EUR 2,161 million). At the same date, the provision registered is PLN 603 million (EUR 132 million). This provision represents the best estimate to date given the difficulty to predict the financial impact, as it is for national courts to decide the relevant issues and the process of analysing and deciding on the proposal described above has not yet been completed. Santander Bank Polska and Santander Consumer Bank Poland will continue to monitor and assess appropriateness of those provisions in the upcoming reporting periods.

The Bank and the other group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters.

Annual report 2020	Contents
With the information available to it, Grupo Santander considers that, at 31 December 2020, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. Subject to the qualifications made, it also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the group’s business, financial position or results of operations.
26. Other liabilities
The detail of Other liabilities in the consolidated balance sheets is as follows:

EUR million
	2020	2019	2018
Transactions in transit	498	663	803
Accrued expenses and deferred income	6,309	6,909	6,621
Other	5,529	5,220	5,664
	12,336	12,792	13,088

27. Tax matters
a) Consolidated Tax Group
Pursuant to current legislation, the Consolidated Tax Group includes Banco Santander, S.A. (as the parent) and the Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups (as the controlled entities).
The other Group companies file income tax return in accordance with the tax regulations applicable to them.
b) Years open for review by the tax authorities
In 2018 the conformity and non-conformity acts relating to the corporate income tax financial years 2009 to 2011 were formalised. The adjustments signed in conformity had no significant impact on results and, in relation to the concepts signed in disconformity both in this year and in previous years (corporate income tax 2003 to 2007), Banco Santander, S.A., as the Parent of the Consolidated Tax Group, considers, in accordance with the advice of its external lawyers, that the adjustments made should not have a significant impact on the consolidated financial statements, as there are sound arguments as proof in the appeals filed against them pending at the National Appellate Court (tax years 2003 to 2007) and the Economic Administrative Court (tax years 2009-2011). Consequently, no provision has been recorded for this concept. Following the completion of these actions for 2009 to 2011, subsequent years up to and including 2020 are subject to review. At the date of approval of these accounts, the Corporate Income Tax proceedings for periods not yet prescribed up to and including 2015, and the proceedings relate to other taxes up to and including 2016 are on going.
Likewise, relating the Consolidated Tax Group of which Banco Popular Español, S.A.U. was the parent, in 2018 a certificate of conformity was drawn up in a partial proceeding, confirming the 2016 Corporate Income Tax return. During 2019, a certificate of disconformity was drawn up for 2017 corporate income tax, with no impact on profit, and the final assessment has been appealed. In relation to this Consolidated Tax Group, the years 2010 to 2017 inclusive are subject to review. On 1 January 2018 those entities that were part of the aforementioned Consolidated Tax Group were integrated in the Consolidate Tax Group which parent company is Banco Santander.
The other entities have the corresponding years open for review, pursuant to their respective tax regulations.
Because of the possible different interpretations which can be made of the tax regulations, the outcome of the tax audits of the rest of years subject to review might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Group’s tax advisers consider that it is unlikely that such tax liabilities will materialize, and that in any event the tax charge arising therefrom would not materially affect the Group’s consolidated financial statements.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
c) Reconciliation
The reconciliation of the income tax expense calculated at the tax rate applicable in Spain (30%) to the income tax expense recognised and the detail of the effective tax rate are as follows:

EUR million
	2020	2019	2018
Consolidated profit (loss) before tax:
From continuing operations	(2,076)	12,543	14,201
From discontinued operations	—	—	—
	(2,076)	12,543	14,201
Income tax at tax rate applicable in Spain (30%)	(623)	3,763	4,260
By the effect of application of the various tax rates applicable in each country*	362	243	509
Of which:
Brazil	560	502	719
United Kingdom	(43)	(80)	(99)
United States	(71)	(71)	(57)
Chile	(24)	(35)	(35)
Effect of profit or loss of associates and joint ventures	29	(97)	(221)
Effect of reassessment of deferred taxes	2,500	(612)	—
Permanent differences and other **	3,364	1,130	338
Current income tax	5,632	4,427	4,886
Effective tax rate	—	35.29%	34.40%
Of which:
Continuing operations	5,632	4,427	4,886
Discontinued operations (note 37)	—	—	—
Of which:
Current taxes	4,214	3,962	4,763
Deferred taxes	1,418	465	123
Income tax (receipts)/payments	2,946	2,593	3,342
*    Calculated by applying the difference between the tax rate applicable in Spain and the tax rate applicable in each jurisdiction to the profit or loss contributed to the Group by the entities which operate in each jurisdiction.
**    In 2020 and 2019 it includes mainly the impairment of goodwill and in 2018 the recognition of tax credits in Portugal.
d) Tax recognised in equity
In addition to the income tax recognised in the consolidated income statement, the Group recognised the following amounts in consolidated equity in 2020, 2019 and 2018:

EUR million
	2020	2019	2018
Other comprehensive income
Items not reclassified to profit or loss	(82)	500	(225)
Actuarial gains or (-) losses on defined benefit pension plans	(165)	499	(199)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	92	(42)	—
Financial liabilities at fair value with changes in results attributable to changes in credit risk	(9)	43	(26)
Items that may be reclassified to profit or loss	208	(832)	124
Cash flow hedges	5	(17)	(50)
Changes in the fair value of debt instruments through other comprehensive income	195	(811)	167
Other recognised income and expense of investments in subsidiaries, joint ventures and associates	8	(4)	7
Total	126	(332)	(101)
e) Deferred taxes
'Tax assets' in the consolidated balance sheets includes debit balances with the Public Treasury relating to deferred tax assets. 'Tax liabilities' includes the liability for the Group’s various deferred tax liabilities.
On 26 June 2013, the Basel III legal framework was included in European law through Directive 2013/36 (CRD IV) and Regulation 575/2013 on prudential requirements for credit institutions and investment firms (CRR), directly applicable in every member State as from 1 January 2014, albeit with a gradual timetable with respect to the application of, and compliance with, various requirements.

Annual report 2020	Contents
This legislation establishes that deferred tax assets, the use of which relies on future profits being obtained, must be deducted from regulatory capital.
In this regard, pursuant to Basel III, in recent years several countries have amended their tax regimes with respect to certain deferred tax assets so that they may continue to be considered regulatory capital since their use does not rely on the future profits of the entities that generate them (referred to hereinafter as 'monetizable tax assets').
Italy had a very similar regime to that described above, which was introduced by Decree-Law no. 225, of 29 December 2010, and amended by Law no. 10, of 26 February 2011. In addition, in 2013 in Brazil, by means of Provisional Measure no. 608, of 28 February 2013, that become Ordinary Law 12838/2013, and, in Spain, through Royal Decree Law 14/2013, of 29 November confirmed by Law 27/2014, of 27 November, tax regimes were established whereby certain deferred tax assets (arising from provisions to allowances for loan losses in Brazil and provisions to allowances for loan losses, provisions to allowances for foreclosed assets and provisions for pension and pre-retirement obligations in Spain) may be converted into tax receivables in specific circumstances. As a result, their use does not rely on the entities obtaining future profits and, accordingly, they are exempt from deduction from regulatory capital.
In 2015 Spain completed its regulations on monetizable tax assets with the introduction of a financial contribution which will involve the payment of 1.5% for maintaining the right to monetise which will be applied to the portion of the deferred tax assets that qualify under the legal requirements as monetizable assets generated prior to 2016.
In a similar manner, Italy, by decree of 3 May 2016 has introduced a fee of 1.5% annually to maintain the monetizable of part of the deferred tax assets.
The detail of deferred tax assets, by classification as monetizable or non-monetizable assets, and of deferred tax liabilities at 31 December 2020, 2019 and 2018 is as follows:

EUR million
	2020		2019		2018
	Monetizable* **	Other	Monetizable* **	Other	Monetizable* **	Other
Tax assets:	10,721	8,525	11,233	11,525	10,866	12,392
Tax losses and tax credits	—	1,093	—	3,428	—	4,276
Temporary differences	10,721	7,432	11,233	8,097	10,866	8,116
Of which:
Non-deductible provisions	—	2,139	—	2,751	—	2,613
Valuation of financial instruments	—	483	—	400	—	609
Loan losses	7,134	1,007	7,645	1,086	7,279	1,308
Pensions	3,587	875	3,587	1,009	3,587	632
Valuation of tangible and intangible assets	—	1,373	—	1,317	—	1,215

Tax liabilities:	—	5,933	—	6,522	—	5,568
Temporary differences	—	5,933	—	6,522	—	5,568
Of which:
Valuation of financial instruments	—	1,791	—	2,073	—	1,168
Valuation of tangible and intangible assets	—	2,311	—	1,962	—	1,503
Investments in Group companies	—	440	—	831	—	880
*Not deductible from regulatory capital.
**Banco Popular Español, S.A.U. considered that part of its monetizable assets were converted into credit against the Tax Administration in 2017 income tax return, as the circumstances of the aforementioned regulations were met at the end of that year (EUR 995 million). The Spanish tax authorities have expressly confirmed the nature of these assets as monetizable, but they consider that conditions for conversion are not met at the end of 2017, without prejudice to the conversion in future years.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Grupo Santander only recognises deferred tax assets for temporary differences or tax loss and tax credit carryforwards where it is considered probable that the consolidated entities that generated them will have sufficient future taxable profits against which they can be utilised.
The deferred tax assets and liabilities are reassessed at the reporting date in order to ascertain whether any adjustments need to be made on the basis of the findings of the analyses performed.
These analyses take into consideration all evidence, both positive and negative, of the recoverability of such deferred tax assets, among which we can find, (i) the results generated by the different entities in previous years, (ii) the projections of results of each entity or fiscal group, (iii) the estimation of the reversal of the different temporary differences according to their nature and (iv) the period and limits established under the applicable legislation of each country for the recovery of the different deferred tax assets, thus concluding on the ability of each entity or fiscal group to recover the deferred tax assets registered.
The projections of results used in this analysis are based on the financial budgets approved by both the local directions of the corresponding units and by the Group's administrators. The Group's budget estimation process is common for all units. The Group's management prepares its financial budgets based on the following key assumptions:

a)Microeconomic variables of the entities that make up the fiscal group in each location: the existing balance structure, the mix of products offered and the commercial strategy at each moment defined by local directions are taken into account, based on the competition, regulatory and market environment.
b)Macroeconomic variables: estimated growths are based on the evolution of the economic environment considering the expected evolution in the gross domestic product of each location, and the forecasts of interest rates, inflation and exchange rates fluctuations. These data is provided by the Group’s Studies Service, based on external sources of information.
Additionally, the Group performs retrospective contrasts (backtesting) on the variables projected in the past. The differential behavior of these variables with respect to the real market data is considered in the projections estimated in each fiscal year. Thus, and in relation to Spain, the deviations identified by the Directors in recent past years are due to non-recurring events outside the operation of the business, such as the impacts due to the first application of new regulations, the costs assumed for the acceleration of the restructuring plans and the changing effect of the current macroeconomic environment.
During 2020, taking into account the uncertainties about the economic impacts derived from the covid-19 health crisis, the Group has reassessed the ability to generate future taxable income in relation to the recoverability of deferred tax assets recorded in the main Group companies. Management considers that the recovery period of these assets would not be affected and that it is not necessary to make adjustments to the deferred tax assets recognised in the Group on the basis of the results of the analyses performed, except in Spain, where the Group considers that the changes in the key assumptions on which the projected results of its tax group are based, arising from the impact of covid-19, have resulted in the recognition of an impairment of EUR 2,500 million of deferred tax assets under 'Income Tax' in the income statement.

Finally, and given the degree of uncertainty of these assumption on the referred variables, the Group conducts a sensitivity analysis of the most significant assumptions considered in the deferred tax assets’ recoverability analysis, considering any reasonable change in the key assumptions on which the projections of results of each entity or fiscal group and the estimation of the reversal of the different temporary differences are based.

In relation to Spain, the sensitivity analysis has consisted of adjusting 50 basis points for growth (gross domestic product) and adjusting 50 basis points for inflation. Following the sensitivity analysis performed, the Group estimate that the maximum recovery period of the deferred tax assets recognized as of 31 December 2020 would be 15 years.

Relevant information is set forth below for the main countries which have recognised deferred tax assets:
Spain
The deferred tax assets recognised at the Consolidated Tax Group total EUR 10,026 million, of which EUR 7,420 million were for monetizable temporary differences with the right to conversion into a credit against the Public Finance, EUR 2,226 million for other temporary differences and EUR 380 million for tax losses and credits.
The Group estimates that the recognised deferred tax assets for temporary differences will be recovered in a maximum period of 15 years. This period would also apply to the recovery of the recognised tax loss and tax credit carryforwards.
Brazil
The deferred tax assets recognised in Brazil total EUR 5,310 million, of which EUR 3,131 million were for monetizable temporary differences, EUR 1,781 million for other temporary differences and EUR 398 million for tax losses and credits.
Grupo Santander estimates that the recognised deferred tax assets for temporary differences, tax losses and credits will be recovered in approximately 10 years.
United States
The deferred tax assets recognised in the United States total EUR 1,254 million, of which EUR 966 million were for temporary differences and EUR 288 million for tax losses and credits. The Group estimates that the recognised deferred tax assets for temporary differences, tax losses and credits will be recovered in a period of 15 years.

Annual report 2020	Contents
The changes in Tax assets - Deferred and Tax liabilities - Deferred in the last three years were as follows:

EUR million
	Balances at 31 December 2019	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments	Acquisition for the year (net)	Balances at 31 December 2020
Deferred tax assets	22,758	(1,016)	(2,465)	38	(69)	19,246
Tax losses and tax credits	3,427	(2,065)	(266)	—	(3)	1,093
Temporary differences	19,331	1,049	(2,199)	38	(66)	18,153
Of which monetizable	11,233	613	(1,125)	—	—	10,721
Deferred tax liabilities	(6,522)	(402)	851	156	(16)	(5,933)
Temporary differences	(6,522)	(402)	851	156	(16)	(5,933)
	16,236	(1,418)	(1,614)	194	(85)	13,313

EUR million
	Balance at 31 December 2018	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments	Acquisition for the year (net)	Balance at 31 December 2019
Deferred tax assets	23,258	215	(610)	(92)	(13)	22,758
Tax losses and tax credits	4,276	(301)	(548)	—	—	3,427
Temporary differences	18,982	516	(62)	(92)	(13)	19,331
Of which monetizable	10,866	427	(60)	—	—	11,233
Deferred tax liabilities	(5,568)	(680)	92	(366)	—	(6,522)
Temporary differences	(5,568)	(680)	92	(366)	—	(6,522)
	17,690	(465)	(518)	(458)	(13)	16,236

EUR million
	Balances at 31 December 2017	IFRS 9 Adoption impact (Balance at 1 January 2018)	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments	Acquisition for the year (net)	Balance at 31 December 2018
Deferred tax assets	23,210	680	241	(807)	149	(215)	23,258
Tax losses and tax credits	4,457	—	(128)	1	—	(54)	4,276
Temporary differences	18,753	680	369	(808)	149	(161)	18,982
Of which monetizable	11,046	273	391	(844)	—	—	10,866
Deferred tax liabilities	(4,837)	—	(364)	(114)	(315)	62	(5,568)
Temporary differences	(4,837)	—	(364)	(114)	(315)	62	(5,568)
	18,373	680	(123)	(921)	(166)	(153)	17,690
Also, the Group did not recognise deferred tax assets relating to tax losses, tax credits for investments and other incentives amounting to approximately EUR 9,800 million, the use of which EUR 400 million is subject, among other requirements, to time limits.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
f) Tax reforms
The following significant tax reforms were approved in 2020 and previous years:
In Spain, Royal Decree-Law 3-2016 was approved in December 2016, which meant the reduction of the limits both for the integration of deferred monetizable tax assets, as well as for the set-off of negative tax and deductions in order to avoid double taxation. This regulation also set out the compulsory impairment reversion for deductible participations in previous years by one fifths independently from the recovery of the participated, and the non deductibility of the losses generated from the transmission of participations performed from 1 January 2017. On the other hand, in 2020 the General State Budget Law for 2021 was approved. This law establishes, among other tax measures, in Corporation Tax the reduction of the exemption on dividends and capital gains to 95% (previously 100%) from January 1st 2021, considering that a 5% as participation management expenses is not exempt, and additionally the elimination of the exemption on dividends and capital gains from investments below 5% equity but whose acquisition value is over EUR 20 million, although in this case, investments previous to January 1st 2021 will benefit from a grandfather ruling until 2026.
In the United Kingdom, a progressive reduction was approved in 2016 regarding the tax rate of the Corporate Tax, from 20% to 17%. The applicable rate from 1 April 2017 is of 19%, and it was to be 17% from 1 April 2020. However, a change in policy in March 2020 has meant that the 19% rate remains applicable for the foreseeable future. Also in 2015, a surcharge of 8% on the standard income tax rate for bank profits was approved. This surcharge applies from 1 January 2016. In addition, from 2015 customer remediation payments are no longer considered to be tax-deductible.
In Brazil, Constitutional Amendment 103/19 modifying the social security system approved in 2019, included, among other measures, an increase in the CSLL tax rate for credit institutions from 15% to 20%, effective 1 March 2020. This increase lifted the aggregate tax rate -sum of CSLL and the corporate income tax (Imposto de Renda Pessoa Jurídica; IRPJ)- for credit institutions from 40% to 45%. In the IOF (Tax on financial operations) on credit operations, and as a measure to prevent impacts of covid-19, the applicable rate is reduced from 0.38% to 0% from 04/03/2020 to 26/11/2020.

In Argentina, the Law n.º 27541 (B.O.E. of 23 December 2019), on Social Solidarity and Production Reactivation in the Context of the Public Emergency, have introduced various modifications to the Argentinean tax system to increase tax receipts. The main amendments are the delay of previously approved lowering of the corporate tax rate from 30% to 25% (scheduled to take effect on 1 January 2020), as well as increasing in dividend withholdings from 7% to 13% (pushed back to 1 January 2021). Additionally the adjustment for tax inflation that was to be applied on a transitional basis in 1/3 of 2019, with the remaining two-thirds pending application in equal parts in 2020 and 2021, has been lowered to 1/6 in 2019, with the rest being deferred over the next five years. The same deferral rule will apply if there is an inflation adjustment in 2020.
On 27 November 2019 entered into force the Protocol amending the Convention between the United States of America and the kingdom of Spain for the Avoidance of Double Taxation (DTT). The revision of the Convention introduces substantial reductions in the withholding rates that apply to different types of income, highlighting the reduction of the withholding rate on dividends to 5% for shareholdings of more than 10%, the elimination of withholding for shareholdings greater than 80% and elimination of withholding at source on interests and royalties.
In Chile, Law n.º 21,210 on modernization of Chilean tax law was enacted in 2020. It includes several modifications to different tax laws in force in Chile. Among the aspects included, it is worth highlighting the substitute tax that on a temporary basis until 30 April 2022 allows taxing at 30% (instead of the generally applicable 35%) with a credit of the first category tax paid, the tax profits generated up to the 31 December 2016, reducing the fiscal cost of its distribution and other measures about asset depreciation and indirect taxes.
g) Other information
In compliance with the disclosure requirement established in the listing rules instrument 2005 published by the UK Financial Conduct Authority, it is hereby stated that shareholders of the Bank resident in the United Kingdom will be entitled to a tax credit for taxes paid abroad in respect of withholdings that the Bank has to pay on the dividends to be paid to such shareholders if the total income of the dividend exceeds the amount of exempt dividends of GBP 2,000 for the year 2020/21. The shareholders of the Bank resident in the United Kingdom who hold their ownership interest in the Bank through Santander Nominee Service will be informed directly of the amount thus withheld and of any other data they may require to complete their tax returns in the United Kingdom. The other shareholders of the Bank resident in the United Kingdom should contact their bank or securities broker.
Banco Santander, S.A., is part of the Large Business Forum and has adhered since 2010 to the Code of Good Tax Practices in Spain. Also Santander UK is a member of the HMRC’s Code of Practice on Taxation in the United Kingdom, actively participating in both cases in the cooperative compliance programs being developed by these Tax Administrations.

Annual report 2020	Contents
28. Non-controlling interests
Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.
a) Breakdown
The detail, by Group company, of 'Equity - Non-controlling interests' is as follows:

EUR million
	2020	2019	2018
Santander Bank Polska S.A.	1,676	1,597	1,538
Grupo PSA	1,622	1,569	1,409
Banco Santander - Chile	1,218	1,101	1,085
Banco Santander (Brasil) S.A.	1,014	1,167	1,114
Santander Consumer USA Holdings Inc.	986	1,565	1,652
Banco Santander México, S.A. Institución de Banca Múltiple, Grupo Financiero Santander México	461	333	1,093
Other companies*	1,806	1,655	1,493
	8,783	8,987	9,384

Profit/(Loss) for the year attributable to non-controlling interests	1,063	1,601	1,505
Of which:
Grupo PSA	255	266	232
Banco Santander (Brasil) S.A.	233	373	292
Santander Consumer USA Holdings Inc.	201	230	218
Banco Santander - Chile	198	283	279
Santander Bank Polska S.A.	81	162	173
Banco Santander México, S.A. Institución de Banca Múltiple, Grupo Financiero Santander México	61	195	216
Other companies	34	92	95
TOTAL	9,846	10,588	10,889
*    Includes a Santander UK plc issuance of perpetual convertible equity instruments, at the option of Santander UK plc, into preference shares of Santander UK itself for a nominal amount of GBP 2,250 million (the Group having acquired GBP 1,100 million). Carrying amount of EUR 1,275 million in 2020 (EUR 1,346 million and EUR 1,280 million in 2019 and 2018, respectively).
b) Changes
The changes in Non-controlling interests are summarised as follows:

EUR million
	2020	2019	2018
Balance at the end of the previous year	10,588	10,889	12,344
Effect of changes in accounting policies*	—	—	(1,292)
Balance at beginning of year	10,588	10,889	11,052
Other comprehensive income**	(818)	310	(109)
Other	76	(611)	(54)
Profit attributable to non-controlling interests	1,063	1,601	1,505
Modification of participation rates	(632)	(1,623)	(65)
Change of perimeter	(54)	110	(660)
Dividends paid to minority shareholders	(465)	(895)	(687)
Changes in capital and others concepts	164	196	(147)
Balance at end of year	9,846	10,588	10,889
*    See change in consolidated statements of changes in total equity.
**    Mainly due to exchange differences.
On 6 September 2019, the period for acceptance of the offer by Banco Santander, S.A., to acquire shares of Banco Santander México, SA, Institución de Banca Múltiple, Grupo Financiero Santander México ended (see note 3). The offer was accepted by securities representing 16.69% of the share capital of Banco Santander México and, consequently, the Group's interest in Banco Santander México was reduced to 91.65% of its share capital, which meant a decrease of EUR 1,012 million in minority interests, as reported in the table above under Changes in percentage of ownership.
In 2018 there was a loss of control over Metrovacesa, S.A. in the Group, which has led to a decrease of EUR 826 million in the balance of 'Minority interests' (see note 3).
The foregoing changes are shown in the consolidated statement of changes in total equity.
c) Other information
The financial information on the subsidiaries with significant non-controlling interests at 31 December 2020 is summarised below:

EUR million*
	Banco Santander (Brasil) S.A.	Banco Santander (Chile), S.A.	Grupo Financiero Santander México, S.A.B. de C.V.	Santander Bank Polska S.A.	Santander Consumer USA
Total assets	150,573	66,880	80,239	46,890	43,706
Total liabilities	138,026	61,902	73,739	41,816	37,097
Net assets	12,547	4,978	6,500	5,074	6,609
Total income	10,866	2,263	3,651	1,524	4,575
Total profit	2,352	629	823	240	806
*    Information prepared in accordance with the segment reporting criteria described in note 51 and, therefore, it may not coincide with the information published separately by each entity.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
29. Other comprehensive income
The balances of 'Other comprehensive income' include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognised in equity through the consolidated statement of recognised income and expense. The amounts arising from subsidiaries are presented, on a line by line basis, in the appropriate items according to their nature.
Respect to items that may be reclassified to profit or loss, the consolidated statement of recognised income and expense includes changes in other comprehensive income as follows:
•Revaluation gains (losses): includes the amount of the income, net of the expenses incurred in the year, recognised directly in equity. The amounts recognised in equity in the year remain under this item, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another line item.
•Amounts transferred to income statement: includes the amount of the revaluation gains and losses previously recognised in equity, even in the same year, which are recognised in the income statement.
•Amounts transferred to initial carrying amount of hedged items: includes the amount of the revaluation gains and losses previously recognised in equity, even in the same year, which are recognised in the initial carrying amount of assets or liabilities as a result of cash flow hedges.
•Other reclassifications: includes the amount of the transfers made in the year between the various valuation adjustment items.

Annual report 2020	Contents
a) Breakdown of Other comprehensive income - Items that will not be reclassified in results and Items that can be classified in results

EUR million
	2020	2019	2018
Other comprehensive income	(33,144)	(24,168)	(24,125)
Items that will not be reclassified to profit or loss	(5,328)	(4,288)	(2,936)
Actuarial gains and losses on defined benefit pension plans	(5,002)	(4,764)	(3,609)
Non-current assets held for sale	—	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(2)	1	1
Other valuation adjustments	—	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	(308)	514	597
Inefficiency of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedged item)	159	44	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	(159)	(44)	—
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	(16)	(39)	75
Items that may be reclassified to profit or loss	(27,816)	(19,880)	(21,189)
Hedges of net investments in foreign operations (Effective portion)	(3,124)	(5,464)	(4,312)
Exchange differences	(26,911)	(16,701)	(17,661)
Hedging derivatives. Cash flow hedges (Effective portion)	295	300	277
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	2,411	2,321	828
Hedging instruments (items not designated)	—	—	—
Non-current assets classified as held for sale	—	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(487)	(336)	(321)
b) Other comprehensive income- Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans
'Other comprehensive income  —Items not reclassified to profit or loss—  Actuarial gains or (-) losses on defined benefit pension plans' include the actuarial gains and losses and the return on plan assets, less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).
Its variation is shown in the consolidated statement of recognised income.
The provisions against equity in 2020 amounted to EUR 25 million - see Consolidated statement of recognised income and Note 25.b -, with the following breakdown:
•Increase of EUR 84 million in the accumulates actuarial losses relating to the Group´s entities in Spain, mainly due to the evolution experienced by the discount rate - reduction from 0.80% to 0.60%- and the change in the mortality tables.
•Increase of EUR 568 million in the cumulative actuarial losses relating to the Group´s businesses in the UK, mainly due to the evolution experienced by the discount rate– reduction from 2.11% to 1.28%.
•Decreased of EUR 194 million in accumulated actuarial losses corresponding to the Group’s business in Brazil, mainly due to the revaluation of the asset portfolio, which offset losses in the value of the obligations as a result of the decrease in the discount rate - from 7.05% to 6.82% in pension benefits and 7.22% to 7.14% in medical benefits-, as well as to inflation and variations in the other hypotheses.
The other modification in accumulated actuarial profit or losses is a decreased of the losses of EUR 433 million as a result of the evolution of exchange rates and other effects, mainly in Brazil and the United Kingdom (depreciation of the brazilian real and the pound sterling).

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
c) Other comprehensive income - Items that will not be reclassified in results - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income
Since the year started on 1 January 2018, with the entry into force of IFRS 9, no impairment analysis is performed of equity instruments recognised under 'Other comprehensive income'. IFRS 9 eliminates the need to carry out the impairment estimate on this class of equity instruments and the reclassification to profit and loss on the disposal of these assets, being recognised at fair value with changes in equity.
The following is a breakdown of the composition of the balance as of 31 December 2020 under 'Other comprehensive income - Items that will not be reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other global result' depending on the geographical origin of the issuer:

EUR million
	2020
	Capital gains by valuation	Capital losses by valuation	Net gains/losses by valuation	Fair Value
Equity instruments
Domestic
Spain	28	(849)	(821)	1,032
International
Rest of Europe	65	(76)	(11)	314
United States	7	(4)	3	25
Latin America and rest	525	(4)	521	1,412
	625	(933)	(308)	2,783
Of which:
Publicly listed	525	(31)	494	1,424
Non publicly listed	100	(902)	(802)	1,359

EUR million
	2019
	Capital gains by valuation	Capital losses by valuation	Net gains/losses by valuation	Fair Value
Equity instruments
Domestic
Spain	21	(445)	(424)	184
International
Rest of Europe	68	(72)	(4)	379
United States	15	(3)	12	44
Latin America and rest	934	(4)	930	2,256
	1,038	(524)	514	2,863
Of which:
Publicly listed	936	(14)	922	2,283
Non publicly listed	102	(510)	(408)	580

Annual report 2020	Contents

EUR million
	2018
	Capital gains by valuation	Capital losses by valuation	Net gains/losses by valuation	Fair Value
Equity instruments
Domestic
Spain	20	(216)	(196)	417
International
Rest of Europe	160	(76)	84	652
United States	9		9	42
Latin America and rest	708	(8)	700	1,560
	897	(300)	597	2,671
Of which:
Publicly listed	818	(18)	800	1943
Non publicly listed	79	(282)	(203)	728
d) Other comprehensive income - Items that may be reclassified to profit or loss - Hedge of net investments in foreign operations (effective portion) and exchange differences
The change in 2020 reflects the negative effect of the generalized depreciation of the main currencies, especially the brazilian real, the pound sterling and the US dollar, whereas the change in 2019 reflected the positive effect of the appreciation of the pound sterling and the US dollar and the negative effect of the depreciation of the brazilian real. The change in 2018 showed the negative effect of the generalised depreciation of a large part of the currencies, mainly the brazilian real and the pound sterling.
Of the change in the balance in these years, a loss of EUR 2,104 million, a profit of EUR 230 million and a loss of EUR 556 million in 2020, 2019 and 2018, respectively relate to the measurement of goodwill.
The detail, by country is as follows:

	2020	2019	2018
Net balance at end of year*	(30,035)	(22,165)	(21,973)
Of which:
Brazilian real	(17,417)	(13,579)	(12,950)
Pound sterling	(4,205)	(3,135)	(3,924)
Mexican peso	(3,091)	(2,439)	(2,312)
Argentine peso*	(2,288)	(2,094)	(1,930)
Chilean peso	(1,776)	(1,560)	(1,238)
US dollar	387	1,654	1,330
Polish zloty	(788)	(501)	(491)
Other	(857)	(511)	(458)
*Grupo Santander has changed its accounting policy in relation to the presentation of exchange differences and the effects of hyperinflation of the operations generated in Argentina, reclassifying at 1 January 2019 and 2018 an amount of EUR -1,984 million and -1,585 million from the heading 'Other reserves' to 'Accumulated other comprehensive income' (see note 2.a and 33.b).
e) Other comprehensive income -Items that may be reclassified to profit or loss - Hedging derivatives – Cash flow hedges (Effective portion)
Other comprehensive income – Items that may be reclassified to profit or loss - Cash flow hedges includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognised in the consolidated income statement in the periods in which the hedged items affect it (see note 11).
f) Other comprehensive income - Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income
Includes the net amount of unrealised changes in the fair value of assets classified as Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income (see note 7).

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The breakdown, by type of instrument and geographical origin of the issuer, of 'Other comprehensive income – Items that may be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income' at 31 December 2020, 2019 and 2018 is as follows:

EUR million
	31 December 2020
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt instruments
Government debt securities and debt Instruments issued by central banks
Spain (note 7)	693	—	693	19,314
Rest of Europe	915	(69)	846	23,116
Latin America and rest of the world	785	(73)	712	51,026
Private-sector debt securities	181	(21)	160	24,714
	2,574	(163)	2,411	118,170

EUR million
	31 December 2019
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt instruments
Government debt securities and debt Instruments issued by central banks
Spain (note 7)	947	(2)	945	32,413
Rest of Europe	664	(38)	626	19,052
Latin America and rest of the world	839	(121)	718	51,284
Private-sector debt securities	81	(49)	32	20,096
	2,531	(210)	2,321	122,845

EUR million
	31 December 2018
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt instruments
Government debt securities and debt Instruments issued by central banks
Spain (note 7)	326	(3)	323	38,550
Rest of Europe	373	(55)	318	17,494
Latin America and rest of the world	448	(117)	331	42,599
Private-sector debt securities	37	(178)	(141)	19,777
	1,184	(353)	831	118,420
As of 1 January 2018, with the entry into force of IFRS 9, the Group estimates the expected losses on debt instruments measured at fair value with changes in other comprehensive income. These losses are recorded with a charge to the consolidated income statement for the period.
At the end of the years 2020, 2019 and 2018, the Group recorded under 'Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss', net due to modification of the consolidated income statement, in the line of financial assets at fair value with changes in other comprehensive income a provision of EUR 19 million, EUR 12 million and EUR 1 million in 2020, 2019 and 2018, respectively.
g) Other comprehensive income - Items that may be reclassified to profit or loss and Items not reclassified to profit or loss - Other recognised income and expense of investments in subsidiaries, joint ventures and associates
The changes in other comprehensive income - Entities accounted for using the equity method were as follows:

EUR million
	2020	2019	2018
Balance at beginning of year	(335)	(320)	(222)
Revaluation gains/(losses)	(170)	(22)	(118)
Net amounts transferred to profit or loss	16	7	20
Balance at end of year	(489)	(335)	(320)
Of which:
Zurich Santander Insurance América, S.L.	(298)	(171)	(183)

Annual report 2020	Contents
30. Shareholders’ equity
The changes in Shareholders' equity are presented in the consolidated statement of changes in total equity. Significant information on certain items of Shareholders' equity and the changes therein in 2020 is set forth below.
31. Issued capital
a) Changes
At 31 December 2017, Banco Santander’s share capital consisted of 16,136,153,582 shares with a total par value of EUR 8,068 million.
On 7 November 2018, a capital increase of EUR 50 million was made, through which the Santander Dividendo Elección scrip dividend scheme took place, whereby 100,420,360 shares were issued (0.62% of the share capital).
At 31 December 2018, Banco Santander’s share capital consisted of 16,236,573,942 shares with a total par value of EUR 8,118 million.
On 10 September 2019, a capital increase of EUR 191 million was carried out with the issuance of 381,540,640 shares (2.35% of the Bank's share capital). to meet the takeover bid for 16.69% of the share capital of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México. (see Note 3.a).
Therefore, Banco Santander’s new capital consisted of EUR 8,309 million at 31 December 2019, represented by 16,618,114,582 shares of EUR 0.50 of nominal value each one and all of them from a unique class and series.
On 3 December 2020, a capital increase of EUR 361 million was made, with a charge to the share premium, through the issue of 722,526,720 shares (4.35% of the share capital).
Therefore, Banco Santander's share capital at 31 December 2020 was consisted of EUR 8,670 million, represented by 17,340,641,302 shares of EUR 0.50 of nominal value each and all of them of a unique class and series.
Banco Santander’s shares are listed on the Spanish Stock Market Interconnection System and on the New York, London, Mexico and Warsaw Stock Exchanges, and all of them have the same features and rights. Santander shares are listed on the London Stock Exchange under Crest Depository Interest (CDI), each CDI representing one Bank’s share. They are also listed on the New York Stock Exchange under American Depositary Receipts (BDR), each BDR representing one share. During 2019 and 2018 the number of markets where the Bank is listed was reduced; the Bank's shares was delisted from Buenos Aires, Milan, Lisboa and São Paulo's markets.
At 31 December 2020, no shareholder held more than 3% of Banco Santander’s total share capital (which is the threshold generally provided under Spanish regulations for a significant holding in a listed company to be disclosed). Even though at 31 December 2020, certain custodians appeared in our shareholder registry as holding more than 3% of our share capital, we understand that those shares were held in custody on behalf of other investors, none of whom exceeded that threshold individually. These custodians were State Street Bank (13.54%),The Bank of New York Mellon Corporation (8.25%), Chase Nominees Limited (7.74%), EC Nominees Limited (3.55%), BNP Paribas (3.07%) and Caceis Bank (3.01%).
On 24 October 2019, BlackRock Inc. reported to the CNMV its significant holding of voting rights in Banco Santander (5.426%). It also specified that it was holding shares on behalf of a number of funds or other investment entities, none of which exceeded 3% individually. No changes have been communicated since then. There may be some overlap in the holdings declared by the above mentioned custodians and asset manager.
At 31 December 2020, neither our shareholder registry nor the CNMV's registry showed any shareholder residing in a tax haven with a shareholding equal to, or greater than, 1% of our share capital (which is the other threshold applicable under Spanish regulations).
b) Other considerations
Under Spanish law, only shareholders at the general meeting have the authority to increase share capital. However, they may delegate the authority to approve or execute capital increases to the board of directors. Grupo Santander´s Bylaws are fully aligned with Spanish law and do not establish any different conditions for share capital increases.
At 31 December 2020 the shares of the following companies were listed on official stock markets: Banco Santander Río S.A.; Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México; Banco Santander - Chile; Banco Santander (Brasil) S.A., Santander Bank Polska S.A. (former Bank Zachodni WBK S.A.) and Santander Consumer USA Holdings Inc.
At 31 December 2020 the number of Bank shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) or jointly managed was 39 million shares, which represented 0.22% of the Bank’s share capital (40 and 63 million shares, representing 0.24% and 0.39% of the share capital in 2019 and 2018, respectively). In addition, the number of Bank shares owned by third parties and received as security was 237 million shares (equal to 1.37% of the Bank’s share capital).
At 31 December 2020 the capital increases in progress at Group companies and the additional capital authorised by their shareholders at the respective general meetings were not material at Group level (See appendix V).
32. Share premium
Share premium includes the amount paid up by the Bank’s shareholders in capital issues in excess of the par value.
The Corporate Enterprises Act expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognised and does not establish any specific restrictions as to its use.
The change in the balance of share premium corresponds to the capital increases detailed in note 31.a).

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The decrease produced in 2018 was a consequence of the decrease of EUR 50 million to cope with the capital increase due to Santander Dividendo Elección program.
The increased produced in 2019 is a consequence of the increase of EUR 1,491 million to cope with the capital increase for the acquisition of Banco Santander México, S.A, Institución de Banca Múltiple, Grupo Financiero Santander México shares on 10 September 2019.
The decrease in 2020 is due to the reduction of EUR 361 million to cover the capital increase on 3 December (see note 31).
Also, in 2020, and an amount of EUR 72 million was transferred from the Share premium account to the Legal reserve (EUR 38 million and EUR 10 million in 2019 and 2018, respectively) (see note 33.b.i).
33. Accumulated retained earnings
a) Definitions
The balance of 'Equity - Accumulated gains and Other reserves' includes the net amount of the accumulated results (profits or losses) recognised in previous years through the consolidated income statement which in the profit distribution were allocated in equity, the expenses of own equity instrument issues, the differences between the amount for which the treasury shares are sold and their acquisition price, as well as the net amount of the results accumulated in previous years, generated by the result of non-current assets held for sale, recognised through the consolidated income statement.
b) Breakdown
The detail of Accumulated retained earnings and Reserves of entities accounted for using the equity method is as follows:

EUR million
	2020	2019	2018
Restricted reserves	2,460	2,595	2,580
Legal reserve	1,734	1,662	1,624
Own shares	672	879	902
Revaluation reserve Royal Decree-Law 7/1996	43	43	43
Reserve for retired capital	11	11	11
Unrestricted reserves	10,422	10,664	12,099
Voluntary reserves*	6,128	4,603	5,737
Consolidation reserves attributable to the Bank	4,294	6,061	6,362
Reserves of subsidiaries	47,601	43,449	39,522
Reserves of entities accounted for using the equity method	1,504	1,210	972
	61,987	57,918	55,173
*    In accordance with the commercial regulations in force in Spain.
i. Legal reserve
Under the Consolidated Spanish Corporate Enterprises Act, 10% of net profit for each year must be transferred to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount.
In 2020 Banco Santander transferred EUR 72 million from the Share premium account to the Legal reserve (EUR 38 million and EUR 10 million in 2019 and 2018, respectively).
Consequently, once again, after the capital increases described in note 31 had been carried out, the balance of the legal reserve reached 20% of the share capital, and at 31 December 2020 the Legal reserve was of the stipulated level.
ii. Reserve for treasury shares
According to the Consolidated Text of the Corporate Enterprises Act, an unavailable reserve equivalent to the amount for which Banco Santander's shares owned by subsidiaries are recorded. This reservation shall be freely available when the circumstances which have obliged its constitution disappear. In addition, this reserve covers the outstanding balance of loans granted by the Group with Banco Santander's share guarantee and the amount equivalent to the credits granted by the Group companies to third parties for the acquisition of own shares.
iii. Revaluation reserve Royal Decree Law 7/1996, of 7 June
The balance of Revaluation reserve Royal Decree-Law 7/1996 can be used, free of tax, to increase share capital. From 1 January 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realised. The surplus will be deemed to have been realised in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognised.
If the balance of this reserve were used in a manner other than that provided for in royal decree law 7/1996, of 7 June, it would be subject to taxation.

Annual report 2020	Contents
iv. Reserves of subsidiaries
The detail, by company, of Reserves of subsidiaries, based on the companies’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

EUR million
	2020	2019	2018
Banco Santander (Brasil) S.A. (Consolidated Group)	14,067	12,400	10,755
Santander UK Group	8,447	8,079	8,207
Group Santander Holdings USA	4,793	4,528	4,260
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	4,230	3,810	3,436
Santander Consumer Finance Group	4,186	4,012	2,841
Banco Santander - Chile	3,404	3,116	2,963
Banco Santander Totta, S.A. (Consolidated Group)	2,960	2,823	2,729
Banco Santander Río S.A.	2,161	1,895	1,847
Santander Bank Polska S.A.	1,748	1,738	1,387
Santander Investment, S.A.	1,335	146	208
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	695	823	714
Banco Santander Internacional SA (former Banco Santander (Suisse) SA)	247	348	369
Other companies and consolidation adjustments*	(672)	(269)	(194)
	47,601	43,449	39,522
Of which, restricted	3,155	3,193	2,964
*    Includes the charge relating to cumulative exchange differences in the transition to International Financial Reporting Standards.
34. Other equity instruments and own shares
a) Equity instruments issued not capital and other equity instruments
Other equity instruments includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognised in other “Shareholders’ equity” items.
On 8 September 2017, Banco Santander, S.A. issued contingent redeemable perpetual bonds (the fidelity bonds) amounting to EUR 981 million nominal value -EUR 686 million fair value. On 31 December 2020 amounted to EUR 627 million.
Additionally, at 31 December 2020 the Group had other equity instruments amounting to EUR 163 million.
b) Own shares
'Shareholders’ equity - Own shares' includes the amount of own equity instruments held by all the Group entities.
Transactions involving own equity instruments, including their issuance and cancellation, are recognised directly in equity, and no profit or loss may be recognised on these transactions. The costs of any transaction involving own equity instruments are deducted directly from equity, net of any related tax effect.
The Bank’s shares owned by the consolidated companies accounted for 0.164% of issued share capital at 31 December 2020 ( 0.051% and 0.075% at 31 December 2019 and 2018, respectively).
The average purchase price of the Bank’s shares in 2020 was EUR 2.51 per share and the average selling price was EUR 2.56 per share.
The effect on equity, net of tax, arising from the purchase and sale of Bank shares is of EUR 1 million profit in 2020 (EUR 6 million loss and EUR 0 million profit in 2019 and 2018, respectively).
35. Memorandum items
Memorandum items relates to balances representing rights, obligations and other legal situations that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the consolidated entities although they may not impinge on their net assets.
a) Guarantees and contingent commitments granted
Contingent liabilities includes all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contract. The detail is as follows:

	2020	2019	2018
Loans commitment granted	241,230	241,179	218,083
Of which doubtful	274	352	298
Financial guarantees granted	12,377	13,650	11,723
Of which doubtful	124	154	181
Financial guarantees	12,358	13,619	11,557
Credit derivatives sold	19	31	166
Other commitments granted	64,538	68,895	74,389
Of which doubtful	548	747	983
Technical guarantees	33,526	33,890	35,154
Other	31,012	35,005	39,235
The breakdown as at 31 December 2020 of the exposures and the provision fund (see note 25) out of balance sheet by impairment stage is EUR 310,435 million and EUR 377 million (EUR 316,116 million and EUR 417 million in 2019 and EUR 297,409 million and EUR 382 million in 2018) in stage 1, EUR 6,764 million and EUR 182 million (EUR 6,355 million and EUR 145 million in 2019 and EUR 5,324 million and EUR 145 million in 2018) in stage 2 and EUR 946 million and EUR 141 million (EUR 1,253 million and EUR 177 million in 2019 and EUR 1,462 million and EUR 265 million in 2018) in stage 3, respectively.
Income from guarantee instruments is recognised under 'Fee and commission income' in the consolidated income statements and is calculated by applying the rate established

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
in the related contract to the nominal amount of the guarantee.
i. Loan commitments granted
Loan commitments granted: firm commitments of grating of credit under predefined terms and conditions, except for those that comply with the definition of derivatives as these can be settled in cash or through the delivery of issuance of another financial instrument. They include stand-by credit lines and long-term deposits.
ii. Financial guarantees granted
Financial guarantees includes, inter alia, financial guarantee contracts such as financial bank guarantees, credit derivatives sold, and risks arising from derivatives arranged for the account of third parties.
iii. Other commitments granted
Other contingent liabilities include all commitments that could give rise to the recognition of financial assets not included in the above items, such as technical guarantees and guarantees for the import and export of goods and services.
b) Memorandum items
i. Off-balance-sheet funds under management
The detail of off-balance-sheet funds managed by the Group and by joint ventures is as follows:

EUR million
	2020	2019	2018
Investment funds	131,965	142,988	127,564
Pension funds	15,577	11,843	11,160
Assets under management	20,712	22,079	19,131
	168,254	176,910	157,855
ii. Non-managed marketed funds
At 31 December 2020 there are non-managed marketed funds totalling EUR 38,563 million (EUR 49,490 million and EUR 42,211 million at 31 December 2019 and 2018, respectively).
c) Third-party securities held in custody
At 31 December 2020 the Group held in custody debt securities and equity instruments totalling EUR 209,269 million (EUR 229,381 million and EUR 940,650 million at 31 December 2019 and 2018, respectively) entrusted to it by third parties. The decrease in 2019 is due to the agreement to sell the deposit and custody business to Crédit Agricole S.A. (see note 3).
36. Hedging derivatives
Grupo Santander, within its financial risk management strategy, and in order to reduce asymmetries in the accounting treatment of its operations, enters into hedging derivatives on interest, exchange rate, credit risk or variation of stock prices, depending on the nature of the risk covered.
Based on its objective, Grupo Santander classifies its hedges in the following categories:
•Cash flow hedges: cover the exposure to the variation of the cash flows associated with an asset, liability or a highly probable forecast transaction. This cover the variable-rate issues in foreign currencies, fixed-rate issues in non-local currency, variable-rate interbank financing and variable-rate assets (bonds, commercial loans, mortgages, etc.).
•Fair value hedges: cover the exposure to the variation in the fair value of assets or liabilities, attributable to an identified and hedged risk. This covers the interest risk of assets or liabilities (bonds, loans, bills, issues, deposits, etc.) with coupons or fixed interest rates, interests in entities, issues in foreign currencies and deposits or other fixed rate liabilities.
•Hedging of net investments abroad: cover the exchange rate risk of the investments in subsidiaries domiciled in a country with a different currency from the functional one of the Group.
Due to the replacement of the current rates by the alternative rates defined in the note 1 of this report, in the section 'Amendments to IFRS 9, IAS 9 and IFRS 7 on reference interest rates (IBOR Reform Phase I and II)',the nominal amount of hedging instruments corresponding to the hedging relationships directly affected by the uncertainties related to the IBOR reforms is shown below. The percentage of the nominal amount of derivatives affected with a maturity date after the transition date of the reform represents 16.66% of the total hedging derivatives:

Annual report 2020	Contents

EUR million
	2020
	GBP LIBOR	USD LIBOR	CHF LIBOR	Others*	Total
Total hedging instruments affected
Fair value hedges	38,304	16,163	1,315	1,899	57,681
Interest rate risk	37,450	14,600	464	1,899	54,413
Interest rate and foreign exchange risk	854	1,563	851	—	3,268
Cash flow hedges	18,768	18,508	1,462	395	39,133
Interest rate risk	1,741	12,772	—	—	14,513
Interest rate and foreign exchange risk	16,528	4,484	378	395	21,785
Exchange rate risk	499	1,252	1,084	—	2,835
	57,072	34,671	2,777	2,294	96,814
Post-transition date agreement
Fair value hedges	16,036	14,381	1,267	1,834	33,518
Interest rate risk	15,608	13,563	416	1,834	31,421
Interest rate and foreign exchange risk	428	818	851	—	2,097
Cash flow hedges	13,883	10,912	1,371	395	26,561
Interest rate risk	980	8,023	—	—	9,003
Interest rate and foreign exchange risk	12,405	2,853	308	395	15,961
Exchange rate risk	498	36	1,063	—	1,597
	29,919	25,293	2,638	2,229	60,079
*    Includes mainly JPY Libor and EONIA.
As for the hedged items directly affected by the uncertainties related to the IBOR reforms, their nominal amount is shown below, which represents 11.75% of the total notional amount hedged:

EUR million
	2020
	GBP LIBOR	USD LIBOR	CHF LIBOR	Others*	Total
Total hedge items directly affected
Fair value hedges	33,544	411	—	1,717	35,672
Interest rate risk	33,266	384	—	1,109	34,759
Interest rate and foreign exchange risk	278	—	—	608	886
Exchange rate risk	—	27	—	—	27
Cash flow hedges	5,633	12,614	1,347	—	19,594
Interest rate risk	1,741	12,578	—	—	14,319
Interest rate and foreign exchange risk	3,892	—	169	—	4,061
Exchange rate risk	—	36	1,178	—	1,214
	39,177	13,025	1,347	1,717	55,266
Post-transition date agreement
Fair value hedges	27,508	384	—	1,717	29,609
Interest rate risk	27,508	384	—	1,109	29,001
Interest rate and foreign exchange risk	—	—	—	608	608
Cash flow hedges	3624	7947	1191	0	12762
Interest rate risk	980	7,911	—	—	8,891
Interest rate and foreign exchange risk	2,644	—	100	—	2,744
Exchange rate risk	—	36	1,091	—	1,127
	31,132	8,331	1,191	1,717	42,371
*    Includes mainly JPY Libor and EONIA.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The following tables contains details of the hedging instruments used in the Group's hedging strategies as of 31 December 2020, 2019 and 2018:

Million euros
	2020
		Carrying amount
	Nominal value	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness	Balance sheet line items
Fair value hedges	199,260	4,199	4,671	(451)
Interest rate risk	181,582	3,528	3,850	(456)
Equity swap	47	—	—	1	Hedging derivatives
Future interest rate	9,282	—	—	(48)	Hedging derivatives
Interest rate swap	94,713	2,985	2,747	(27)	Hedging derivatives
Call money swap	69,740	184	886	(486)	Hedging derivatives
Currency swap	7,404	338	205	104	Hedging derivatives
Swaption	51	11	11	—	Hedging derivatives
Collar	15	1	—	—	Hedging derivatives
Floor	330	9	1	—	Hedging derivatives
Exchange rate risk	9,037	293	47	11
Fx forward	8,422	210	47	11	Hedging derivatives
Interest rate futures	615	83	—	—	Hedging derivatives
Interest rate and exchange rate risk	8,434	378	771	(11)
Interest rate swap	426	8	1	1	Hedging derivatives
Call money swap	304	—	13	(8)	Hedging derivatives
Currency swap	7,704	370	757	(4)	Hedging derivatives
Credit risk	207	—	3	5
CDS	207	—	3	5	Hedging derivatives

Cash flow hedges	139,156	3,436	1,739	232
Interest rate risk	74,731	478	522	75
Futures	7,492	—	322	(208)	Hedging derivatives
Fx forward	3,640	—	—	(10)	Hedging derivatives
Future interest rate	46,547	237	108	135	Hedging derivatives
Interest rate swap	12,123	204	7	145	Hedging derivatives
Currency swap	2,057	15	85	—	Hedging derivatives
Floor	2,872	22	—	13	Hedging derivatives
Exchange rate risk	23,483	555	802	(401)
FX forward	9,151	265	195	(155)	Hedging derivatives
Future interest rate	499	—	—	(143)	Hedging derivatives
Interest rate swap	408	7	7	—	Hedging derivatives
Currency swap	13,425	283	600	(103)	Hedging derivatives
Interest rate and exchange rate risk	27,021	2,362	275	679
Interest rate swap	5,218	262	—	129	Hedging derivatives
Currency swap	19,682	2,100	264	550	Hedging derivatives
Call money swap	2,121	—	11	—	Hedging derivatives
Inflation risk	13,907	36	140	(129)
FX forward	3,701	10	4	(1)	Hedging derivatives
Currency swap	10,206	26	136	(132)	Hedging derivatives
Call money swap	—	—	—	4	Hedging derivatives
Equity risk	14	5	—	8
Option	14	5	—	8	Hedging derivatives

Hedges of net investments in foreign operations	22,210	690	459	3
Exchange rate risk	22,210	690	459	3
FX forward	22,210	690	459	—	Hedging derivatives
Deposits taken	—	—	—	3	Deposits
	360,626	8,325	6,869	(216)

Annual report 2020	Contents

EUR million
	2019
		Carrying amount
	Nominal value	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness	Balance sheet line items
Fair value hedges	202,548	3,570	3,649	(1,522)
Interest rate risk	183,586	3,032	3,160	(1,346)
Equity swap	78	—	1	1	Hedging derivatives
Future interest rate	12,325	—	32	(476)	Hedging derivatives
Interest rate swap	117,439	2,651	2,297	(429)	Hedging derivatives
Call money swap	44,791	91	472	(295)	Hedging derivatives
Currency swap	8,728	272	349	(126)	Hedging derivatives
Swaption	50	9	9	—	Hedging derivatives
Collar	15	1	—	—	Hedging derivatives
Floor	160	8	—	(21)	Hedging derivatives
Exchange rate risk	10,006	73	55	(60)
Curency swap	284	24	1	—	Hedging derivatives
Fx forward	9,722	49	54	(60)	Hedging derivatives
Interest rate and exchange rate risk	8,698	465	428	(116)
Interest rate swap	869	16	1	(45)	Hedging derivatives
Call money swap	277	—	4	(4)	Hedging derivatives
Currency swap	7,552	449	423	(67)	Hedging derivatives
Inflation risk	—	—	—	5
Call money swap	—	—	—	5	Hedging derivatives
Credit risk	258	—	6	(5)
CDS	258	—	6	(5)	Hedging derivatives

Cash flow hedges	135,439	3,398	1,618	(1,540)
Interest rate risk	55,810	277	261	(267)
Futures	21,655	33	147	(93)	Hedging derivatives
Future interest rate	771	—	—	(64)	Hedging derivatives
Interest rate swap	21,492	99	97	(105)	Hedging derivatives
Call money swap	6,164	30	12	8	Hedging derivatives
Currency swap	2,345	98	5	(17)	Hedging derivatives
Floor	3,383	17	—	4	Hedging derivatives
Exchange rate risk	31,803	463	660	(405)
FX forward	10,595	237	216	(145)	Hedging derivatives
Future interest rate	9,290	—	—	113	Hedging derivatives
Interest rate swap	888	12	11	(6)	Hedging derivatives
Currency swap	11,030	214	433	(365)	Hedging derivatives
Deposits borrowed	—	—	—	(2)	Deposits
Interest rate and exchange rate risk	38,938	2,625	640	(826)
Interest rate swap	7,347	133	5	201	Hedging derivatives
Currency swap	27,044	2,492	622	(1,020)	Hedging derivatives
Call money swap	4,547	—	13	(7)	Hedging derivatives
Inflation risk	8,830	33	53	(44)
FX forward	2,230	5	4	4	Hedging derivatives
Currency swap	6,511	28	42	(44)	Hedging derivatives
Call money swap	89	—	7	(4)	Hedging derivatives
Equity risk	58	—	4	2
Option	58	—	4	2	Hedging derivatives

Hedges of net investments in foreign operations	24,477	248	781	—
Exchange rate risk	24,477	248	781	—
FX forward	24,477	248	781	—	Hedging derivatives
	362,464	7,216	6,048	(3,062)

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

EUR million
	2018
		Carrying amount
	Nominal value	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness	Balance sheet line items
Fair value hedges	178,719	3,451	5,114	96
Interest rate risk	163,069	2,642	4,620	16
Equity swap	109	—	2	—	Hedging derivatives
Future interest rate	7,702	—	—	(126)	Hedging derivatives
Interest rate swap	129,045	2,339	4,172	281	Hedging derivatives
Call money swap	19,579	170	250	(32)	Hedging derivatives
Currency swap	4,957	121	45	(17)	Hedging derivatives
Inflation swap	—	—	—	9	Hedging derivatives
Swaption	51	6	6	—	Hedging derivatives
Collar	15	1	—	—	Hedging derivatives
Floor	1,611	5	145	(99)	Hedging derivatives
Exchange rate risk	3,191	17	(3)	43
Fx forward	3,191	17	(3)	43	Hedging derivatives
Interest rate and exchange rate risk	12,237	792	493	42
Interest rate swap	3,022	143	20	(15)	Hedging derivatives
Call money swap	20	—	—	—	Hedging derivatives
Currency swap	9,195	649	473	57	Hedging derivatives
Inflation risk	168	—	4	(5)
Call money swap	64	—	3	(3)	Hedging derivatives
Currency swap	104	—	1	(2)	Hedging derivatives
Credit risk	54	—	—	—
CDS	54	—	—	—	Hedging derivatives

Cash flow hedges	118,400	4,865	976	(28)
Interest rate risk	39,165	307	250	182
Fx forward	985	—	22	(22)	Hedging derivatives
Future interest rate	127	—	—	29	Hedging derivatives
Interest rate swap	33,956	240	202	159	Hedging derivatives
Currency swap	2,350	57	26	11	Hedging derivatives
Floor	1,747	10	—	5	Hedging derivatives
Exchange rate risk	38,457	971	568	(878)
Future FX and c/v term FV	4,955	—	—	(697)	Hedging derivatives
FX forward	3,283	186	15	(36)	Hedging derivatives
Future interest rate	4,946	—	—	(12)	Hedging derivatives
Interest rate swap	1,055	10	5	8	Hedging derivatives
Currency swap	23,904	775	548	(142)	Hedging derivatives
Floor	314	—	—	—	Hedging derivatives
Deposits borrowed	—	—	—	1	Deposits
Interest rate and exchange rate risk	34,383	3,542	124	665
Interest rate swap	12,572	20	97	(7)	Hedging derivatives
Currency swap	21,811	3,522	27	672	Hedging derivatives
Inflation risk	6,318	45	30	11
FX forward	414	—	9	(1)	Hedging derivatives
Currency swap	5,904	45	21	12	Hedging derivatives
Equity risk	77	—	4	(8)
Option	77	—	4	(8)	Hedging derivatives
Other risk	—	—	—	—
Future FX and c/v term RF	—	—	—	—	Hedging derivatives

Hedges of net investments in foreign operations	21,688	291	273	(1)
Exchange rate risk	21,688	291	273	(1)
FX forward	21,688	291	273	(1)	Hedging derivatives
	318,807	8,607	6,363	67

Annual report 2020	Contents
Considering within the Group the main entities or groups by the weight of their hedges, the following are the main types of hedges being carried out in Santander UK Group Holdings plc group, Banco Santander, S.A., Grupo Consumer, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México and Banco Santander (Brasil) S.A.
Santander UK Group Holdings plc group enters into fair value and cash flow hedging derivatives depending on the exposure of the underlying. Only designated risks are hedged and therefore other risks, such as credit risk, are managed but not hedged.
Within fair value hedges, Santander UK Group Holdings plc group has portfolios of assets and liabilities at fixed rate that are exposed to changes in fair value due to changes in market interest rates. These positions are managed by contracting mainly Interest Rate Swaps. Effectiveness is assessed by comparing the changes in the fair value of these portfolios generated by the hedged risk with the changes in the fair value of the derivatives contracted.
Santander UK Group Holdings plc group also has access to international markets to obtain financing by issuing fixed-rate debt in its functional currency and other currencies. As such, they are exposed to changes in interest rates and exchange rates, mainly in EUR and USD. This risk is mitigated with cross currency swaps e interest rate swaps in which they pay a fixed rate and receive a variable rate. Effectiveness is evaluated using linear regression techniques to compare changes in the fair value of the debt at interest and exchange rates with changes in the fair value of interest rate swaps o loss cross currency swaps.
Within the cash flow hedges, Santander UK Group Holdings plc group has portfolios of assets and liabilities at variable rates, normally at SONIA or LIBOR. To mitigate this risk of variability in market rates, it contracts interest rate swaps.
As Santander UK Group Holdings plc group obtains financing in the international markets, it assumes a significant exposure to currency risk mainly USD and EUR. In addition, it also holds debt securities for liquidity purposes which assume exposure mainly in JPY. To manage this exchange rate risk, spot, forward y cross currency swap are contracted to match the cash flow profile and the maturity of the estimated interest and principal repayments of the hedged item.
Effectiveness is assessed by comparing changes in the fair value of the derivatives with changes in the fair value of the hedged item attributable to the hedged risk by applying a hypothetical derivative method using linear regression techniques.
In addition, within the hedges that cover equity risk, Santander UK Group Holdings plc group offers employees the opportunity to purchase shares of the Bank at a discount under the sharesave scheme, exposing the Bank to share price risk. As such, options are purchased allowing them to purchase shares at a pre-set price. At 31 December 2020, outgoing cash flow is no longer expected to occur due to changes in Banco Santander's share price.
Banco Santander, S.A. covers the risks of its balance sheet in a variety of ways. On the one hand, documented as fair value hedges, it covers the interest rate, foreign currency and credit risk of fixed-income portfolios at a fixed rate (REPOs are included in this category). Resulting, in an exposure to changes in their fair value due to variations in market conditions based on the various risks hedged, which has an impact on Banco Santander's income statement. To mitigate these risks, Banco Santander contracts derivatives, mainly interest rate Swaps, Cross Currency Swaps, Cap&Floors, Forex Forward y Credit Default Swaps. On the other hand, the interest and exchange rate risk of loans granted to corporate clients at a fixed rate is generally covered. These coverages, are carried out through interest rate swaps, cross currency swaps, cap&floors, forex forward y credit default swaps.
In addition, Banco Santander manages the interest and exchange risk of debt issues in their various categories (issuing covered bonds, perpetual, subordinated and senior bond) and in different currencies, denominated at fixed rates, and therefore subject to changes in their fair value. These issues are covered through Interest Rate Swaps, Cross Currency Swaps or a combination of both by applying differentiated fair value hedging strategies for interest rate risk and cash flow hedging strategies to cover foreign exchange risk.
The methodology used by Banco Santander, S.A. to measure the effectiveness of fair value hedges is based on comparing the market values of the hedged items. (based on the objective risk of the hedge) and of the hedging instruments in order to analyse whether the changes in the market value of the hedged items are offset by the market value of the hedging instruments, thereby mitigating the hedged risk and minimizing volatility in the income statement. Prospectively, the same analysis is performed, measuring the theoretical market values in the event of parallel variations in the market curves of a positive basis point.
There is a macro hedge of structured loans in which the interest rate risk of fixed-rate loans (mortgage, personal or with other guarantees) granted to legal entities in commercial or corporate banking and Wealth clients in the medium-long term is hedged. This hedge is instrumented as a macro hedge of fair value, the main hedging instruments being Interest Rate Swap and Cap&Floors. In case of total or partial cancellation or early repayment, the customer is obliged to pay/receive the cost/receipt of the cancellation of the interest rate risk hedge managed by the Bank.
Regarding cash flow hedges, the objective is to hedge the cash flow exposure to changes in interest rates and exchange rates.
For retrospective purposes, the 'Hypothetical Derivative' methodology is used to measure effectiveness. By means of this methodology, the hedged risk is modeled as a derivative instrument -not real-, created exclusively for the purpose of measuring the effectiveness of the hedge, and which must comply with the fact that its main characteristics coincide with the critical terms of the hedged item throughout the period for which the hedging relationship is designated. This hypothetical derivative does not incorporate characteristics that are exclusive to the hedging instrument. Additionally, it is worth mentioning that any risk component not associated with the hedged objective risk and effectively documented at the beginning of the hedge is excluded for the purpose of

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
calculating the effectiveness. The market value of the hypothetical derivative that replicates the hedged item is compared with the market value of the hedging instrument, verifying that the hedged risk is effectively mitigated and that the impact on the income statement due to potential ineffectiveness is residual.
Prospectively, the variations in the market values of the hedging instrument and the hedged item (represented by the hypothetical derivative) are measured in the event of parallel shifts of a positive basis point in the affected market curves.
There is another macro-hedge, this time of cash flows, the purpose of which is to actively manage the risk-free interest rate risk (excluding credit risk) of a portion of the floating rate assets of Banco Santander, S.A., through the arrangement of interest rate derivatives whereby the bank exchanges floating rate interest flows for others at a fixed rate agreed at the time the transactions are arranged. The items affected by the Macro-hedging have been designated as those in which their cash flows are exposed to interest rate risk, specifically the floating rate mortgages of the Banco Santander, S.A. network referenced to Euribor 12 Months or Euribor Mortgage, with annual renewal of rates, classified as sound risk and which do not have a contractual floor (or, if not, this floor is not activated). The hedged position affecting the Macro Cash Flow Hedge at the present time is EUR 30,000 million.
Consumer Group entities mainly have loans portfolios at fixed interest rates and are therefore, exposed to changes in fair value due to movements in market interest rates. The entities manage this risk by contracting Interest Rate Swaps in which they pay a fixed rate and receive a variable rate. Interest rate risk is the only one hedged and, therefore, other risks, such as credit risk, are managed but not hedged by the entities. The interest rate risk component is determined as the change in fair value of fixed rate loans arising solely from changes in a reference rate. This strategy is designated as a fair value hedge and its effectiveness is assessed by comparing changes in the fair value of loans attributable to changes in reference interest rates with changes in the fair value of interest rate swaps.
In addition, in order to access international markets with the aim of obtaining sources of financing, some Consumer Group´s entities issue fixed rate debt in their own currency and in other currencies that differ from their functional currency. Therefore, they are exposed to changes in both interest rates and exchange rates, which they mitigate with derivatives (Interest Rate Swaps, Fx Forward and Cross Currency Swaps) in which they receive a fixed interest rate and pay a variable interest rate, implemented with a fair value hedge.
The cash flow hedges of the Santander Group´s entities hedge the foreign currency risk of loans and financing.
Finally, it has hedges of net investments abroad to hedge the foreign exchange risk of the shareholding in NOK and CNY currencies.
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México has mainly long-term loan portfolios at fixed interest rates, portfolios of short-term deposits in local currency, portfolios of Mexican Government bonds and corporate bonds in currencies other than the local currency and are therefore exposed to changes in fair value due to movements in market interest rates, as well as these latter portfolios also to variations in exchange rates. The entity manages this risk by contracting derivatives (interest rate swaps or cross currency swaps) in which they pay a fixed rate and receive a variable rate. Only the interest rate and exchange rate risk is hedged, if applicable, and therefore other risks, such as credit risk, are managed but not hedged by the entity.
The interest rate risk component is determined as the change in the fair value of fixed rate loans arising solely from changes in a reference rate. This strategy is designated as a fair value hedge and its effectiveness is assessed by comparing changes in the fair value of loans attributable to changes in benchmark interest rates with changes in the fair value of interest rate swaps.
Regarding cash flow hedges, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México has a portfolio of unsecured bonds issued at a variable rate in its local currency, which it manages with an Interest Rate Swap in which it receives a variable rate and pays a fixed rate. On the other hand, it also has different items in currencies other than the local currency: unsecured floating rate bonds, commercial bank loans at variable rates, fixed rate issues, Mexican and Brazilian government bonds at fixed rates. In all these portfolios, the Bank is exposed to exchange rate variations, which it mitigates by contracting cross currency swaps or FX forward.
Banco Santander (Brasil) S.A. has, on the one hand, fixed-rate government bond portfolios and, therefore, they are exposed to changes in fair value due to movements in market interest rates. The entity manages this risk by contracting derivatives (interest rate swaps or futures) in which they pay a fixed rate and receive a variable rate. The interest rate risk is the only one hedged and consequently other risks, such as credit risk, are managed but not hedged by the entity. This strategy is designated as a fair value hedge and its effectiveness is evaluated by comparing by linear regression the changes in the fair value of the bonds with the changes in the fair value of the derivatives.
On the other hand, as part of the fair value hedge strategy, it has corporate loans in different currencies than the local one and is therefore exposed to changes in fair value due to exchange rates. This risk is mitigated by contracting Cross Currency Swaps. Its effectiveness is evaluated by comparing changes in the fair value of loans attributable to changes subject of hedge with changes in the fair value of derivatives.

Annual report 2020	Contents
Finally, it also has a portfolio of long-term Corporate Bonds with inflation-indexed rates. With reference to what it has been mentioned before, they are exposed to variations in market value due to variations in market inflation rates. In order to achieve its mitigation, they contract futures in which they pay the indexed inflation and receive variable interest rates. Its effectiveness is assessed by comparing through lineal regression the changes in the fair value of the bonds to the changes in fair value of the derivatives.
In the hedge of cash flows, Banco Santander (Brasil) S.A. has portfolios of loans and government bonds in different currency than the entity's functional currency and, therefore, it is subject to the risk of changes in currency rates. This exposure will be mitigated by hiring cross currency swaps and futures. Its effectiveness is assessed by comparing changes in fair value of loans and bonds, caused by the hedge risk, to changes in fair value of such derivatives.
Finally, they have a portfolio of variable rate government bonds, so they are exposed to changes in the value due to changes in interest rates. In order to mitigate these changes, a future is hired in which a variable rate is paid and a fixed rate is received. Its effectiveness is assessed by comparing changes in the fair value loans and bonds to changes in the fair value of the futures.
Regarding net foreign investments hedges, basically, they are allocated in Banco Santander, S.A. and Santander Consumer Finance Group. Grupo Santander assumes as a priority risk management objective to minimize -to the limit determined by the Group's Financial Management- the impact on the calculation of the capital ratio of its permanent investments included within the Group's consolidable perimeter, and whose shares or equity interests are legally denominated in a currency other than that of the Group's parent company. For this purpose, financial instruments (generally derivatives) are contracted to hedge the impact on the capital ratio of changes in forward exchange rates. Grupo Santander mainly hedges the risk for the following currencies: BRL, CLP, MXN, CAD, COP, CNY, GBP, CHF, NOK, USD, and PLN. The instruments used to hedge the risk of these investments are forex swaps, forex forward and spot currency purchases/sales.
In the case of this type of hedges, ineffectiveness scenarios are considered to be of low probability, given that the hedging instrument is designated considering the position determined and the spot rate at which the position is located.
The following table sets out the maturity profile of the hedging instruments used in Grupo Santander non-dynamic hedging strategies:

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

EUR million
	31 December 2020
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges	7,132	14,221	44,897	95,343	37,667	199,260
Interest rate risk	5,616	9,667	39,921	90,913	35,465	181,582
Equity swap	—	11	20	16	—	47
Future interest rate	430	—	3,128	4,255	1,469	9,282
Interest rate swap	3,943	4,804	24,807	33,333	27,826	94,713
Call money swap	1,021	4,662	11,241	49,624	3,192	69,740
Currency swap	157	190	674	3,619	2,764	7,404
Swaption	—	—	51	—	—	51
Collar	—	—	—	15	—	15
Floor	65	—	—	51	214	330
Exchange rate risk	1,516	4,264	3,257	—	—	9,037
Fx forward	901	4,264	3,257	—	—	8,422
Future interest rate	615	—	—	—	—	615
Interest rate and exchange rate risk	—	282	1,711	4,239	2,202	8,434
Interest rate swap	—	—	—	370	56	426
Call money swap	—	—	—	262	42	304
Currency swap	—	282	1,711	3,607	2,104	7,704
Credit risk	—	8	8	191	—	207
CDS	—	8	8	191	—	207

Cash flow hedges	10,489	11,629	44,127	61,186	11,725	139,156
Interest rate risk	6,019	6,707	33,070	26,959	1,976	74,731
Futuros FX y c/v plazo FX	5,213	—	—	2,279	—	7,492
Future interest rate	—	—	—	3,640	—	3,640
Interest rate swap	806	4,626	29,511	11,219	385	46,547
Call money swap	—	1,502	1,550	7,890	1,181	12,123
Currency swap	—	253	338	1,056	410	2,057
Floor	—	326	1,671	875	—	2,872
Exchange rate risk	1,746	2,336	4,616	13,071	1,714	23,483
FX forward	1,532	2,243	3,040	2,336	—	9,151
Future interest rate	—	—	—	499	—	499
Interest rate swap	—	—	—	408	—	408
Currency swap	214	93	1,576	9,828	1,714	13,425
Interest rate and exchange rate risk	1,691	972	5,634	15,687	3,037	27,021
Interest rate swap	816	—	981	2,402	1,019	5,218
Currency swap	875	972	4,653	11,164	2,018	19,682
Call money swap	—	—	—	2,121	—	2,121
Inflation risk	1,033	1,614	807	5,456	4,997	13,907
FX forward	1,000	1,433	578	690	—	3,701
Currency swap	33	181	229	4,766	4,997	10,206
Equity risk	—	—	—	13	1	14
Option	—	—	—	13	1	14

Hedges of net investments in foreign operations:	2,435	5,086	12,831	1,858	—	22,210
Exchange rate risk	2,435	5,086	12,831	1,858	—	22,210
FX forward	2,435	5,086	12,831	1,858	—	22,210
	20,056	30,936	101,855	158,387	49,392	360,626

Annual report 2020	Contents

EUR million
	31 December 2019
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges	5,816	14,591	43,236	90,707	48,198	202,548
Interest rate risk	5,468	9,055	37,627	86,119	45,317	183,586
Equity swap	—	11	25	42	—	78
Future interest rate	16	—	606	6,066	5,637	12,325
Interest rate swap	734	3,532	24,382	62,474	26,317	117,439
Call money swap	4,674	5,318	12,085	14,653	8,061	44,791
Currency swap	44	194	529	2,819	5,142	8,728
Swaption	—	—	—	50	—	50
Collar	—	—	—	15	—	15
Floor	—	—	—	—	160	160
Exchange rate risk	333	4,090	5,172	411	—	10,006
Currency swap	4	—	90	190	—	284
Fx forward	329	4,090	5,082	221	—	9,722
Interest rate and exchange rate risk	15	1,432	437	3,933	2,881	8,698
Interest rate swap	—	—	—	869	—	869
Call money swap	—	—	—	21	256	277
Currency swap	15	1,432	437	3,043	2,625	7,552
Credit risk	—	14	—	244	—	258
CDS	—	14	—	244	—	258

Cash flow hedges	16,506	5,912	38,678	62,119	12,224	135,439
Interest rate risk	13,023	2,179	13,011	26,332	1,265	55,810
Futures	12,304	385	3,196	5,770	—	21,655
Future interest rate	—	—	—	771	—	771
Interest rate swap	460	864	7,441	12,585	142	21,492
Call money swap	—	398	1,253	3,925	588	6,164
Currency swap	259	354	231	966	535	2,345
Floor	—	178	890	2,315	—	3,383
Exchange rate risk	2,300	2,572	14,324	11,753	854	31,803
FX forward	2,173	1,746	3,404	3,272	—	10,595
Future interest rate	—	—	9,290	—	—	9,290
Interest rate swap	—	—	—	888	—	888
Currency swap	127	826	1,630	7,593	854	11,030
Interest rate and exchange rate risk	1,086	308	9,221	20,782	7,541	38,938
Interest rate swap	—	—	1,917	2,880	2,550	7,347
Currency swap	1,086	308	5,553	15,106	4,991	27,044
Call money swap	—	—	1,751	2,796	—	4,547
Inflation risk	97	853	2,114	3,204	2,562	8,830
FX forward	—	117	1,205	908	—	2,230
Currency swap	97	736	909	2,207	2,562	6,511
Call money swap		—	—	89	—	89
Equity risk	—	—	8	48	2	58
Option	—	—	8	48	2	58

Hedges of net investments in foreign operations	2,735	4,191	14,192	3,359	—	24,477
Exchange rate risk	2,735	4,191	14,192	3,359	—	24,477
FX forward	2,735	4,191	14,192	3,359	—	24,477
	25,057	24,694	96,106	156,185	60,422	362,464

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

EUR million
	31 December 2018
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges	9,377	17,989	23,773	78,541	49,039	178,719
Interest rate risk	8,436	12,519	21,987	73,817	46,310	163,069
Equity swap	—	27	46	36	—	109
Future interest rate	668	2,012	981	2,650	1,391	7,702
Interest rate swap	7,672	10,213	18,423	60,330	32,407	129,045
Call money swap	96	267	1,823	6,967	10,426	19,579
Currency swap	—	—	714	2,368	1,875	4,957
Swaption	—	—	—	51	—	51
Collar	—	—	—	—	15	15
Floor	—	—	—	1,415	196	1,611
Exchange rate risk	17	1,855	1,147	172	—	3,191
Fx forward	17	1,855	1,147	172	—	3,191
Interest rate and exchange rate risk	924	3,615	639	4,503	2,556	12,237
Interest rate swap	445	1,462	35	710	370	3,022
Call money swap	—	—	—	—	20	20
Currency swap	479	2,153	604	3,793	2,166	9,195
Inflation risk	—	—	—	—	168	168
Call money swap	—	—	—	—	64	64
Currency swap	—	—	—	—	104	104
Credit risk	—	—	—	49	5	54
CDS	—	—	—	49	5	54

Cash flow hedges	18,684	6,994	16,954	62,947	12,821	118,400
Interest rate risk	2,079	2,984	7,530	26,020	552	39,165
Fx forward	49	377	559	—	—	985
Future interest rate	2	—	—	125	—	127
Interest rate swap	2,028	2,161	5,957	23,593	217	33,956
Currency swap	—	446	839	730	335	2,350
Floor	—	—	175	1,572	—	1,747
Exchange rate risk	16,166	3,478	5,896	11,984	933	38,457
Future FX and c/v term FV	4,955	—	—	—	—	4,955
FX forward	1,423	—	47	1,813	—	3,283
Future interest rate	4,946	—	—	—	—	4,946
Interest rate swap	—	—	—	1,055	—	1,055
Currency swap	4,842	3,478	5,535	9,116	933	23,904
Floor	—	—	314	—	—	314
Interest rate and exchange rate risk	—	8	2,921	21,930	9,524	34,383
Interest rate swap	—	8	898	8,456	3,210	12,572
Currency swap	—	—	2,023	13,474	6,314	21,811
Inflation risk	439	524	566	2,977	1,812	6,318
FX forward	—	121	156	137	—	414
Currency swap	439	403	410	2,840	1,812	5,904
Equity risk	—	—	41	36	—	77
Option	—	—	41	36	—	77

Hedges of net investments in foreign operations	555	777	11,067	9,289	—	21,688
Exchange rate risk	555	777	11,067	9,289	—	21,688
FX forward	555	777	11,067	9,289	—	21,688
	28,616	25,760	51,794	150,777	61,860	318,807

Annual report 2020	Contents
Additionally, the profile information of maturities and the price/average rate for the most representative geographies is shown:
Santander UK Group Holdings plc group

	31 December 2020
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	2,704	8,481	30,946	53,170	9,050	104,351
Average fixed interest rate (%) GBP	0.690	0.650	0.820	0.730	3.720
Average fixed interest rate (%) EUR	1.180	0.230	3.020	0.980	2.340
Average fixed interest rate (%) USD	1.870	1.720	2.890	2.490	4.160
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal			147	776	260	1,183
Average GBP/EUR exchange rate	—	—	1.141	1.170	1.167
Average fixed interest rate (%) EUR	—	—	4.640	1.780	3.560
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	999	2,815	8,869	1,180	13,863
Average fixed interest rate (%) GBP	—	0.460	0.570	1.450	1.330
Foreign exchange risk
Exchange and interest rate instruments
Nominal	1,602	2,244	4,317	8,328	1,246	17,737
Average GBP/JPY exchange rate	—	137.977	135.607	132.271	—
Average GBP/EUR exchange rate	—	—	—	1.163	1.179
Average GBP/USD exchange rate	1.293	1.316	1.323	1.304	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	1,630	—	3,858	11,816	2,792	20,096
Average GBP/EUR exchange rate	—	—	1.354	1.253	1.197
Average GBP/USD exchange rate	1.465	—	—	1.609	1.381
Average fixed interest rate (%) GBP	2.010	—	3.180	2.480	3.390

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	31 December 2019
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	5,118	6,822	32,210	51,307	15,397	110,854
Average fixed interest rate (%) GBP	0.770	0.900	0.880	1.330	3.000
Average fixed interest rate (%) EUR	(0.410)	0.290	2.210	1.360	2.360
Average fixed interest rate (%) USD	—	1.540	1.990	2.690	4.560
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	887	—	394	738	2,019
Average GBP/EUR exchange rate	—	—	—	1.178	1.160
Average GBP/USD exchange rate	—	1.511	—	—	—
Average fixed interest rate (%) EUR	—	—	—	3.520	2.120
Average fixed interest rate (%) USD	—	2.380	—	—	—
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	398	1,253	5,490	588	7,729
Average fixed interest rate (%) GBP	—	0.760	0.820	1.460	0.400
Foreign exchange risk
Exchange and interest rate instruments
Nominal	1,395	2,491	4,417	7,019	—	15,322
Average GBP/JPY exchange rate	—	145.928	143.086	140.815	—
Average GBP/EUR exchange rate	—	1.144	1.117	1.153	—
Average GBP/USD exchange rate	1.286	1.252	1.293	1.299	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	954	—	7,626	15,089	7,291	30,960
Average GBP/EUR exchange rate	1.274	—	1.169	1.311	1.209
Average GBP/USD exchange rate	—	—	1.536	1.581	1.450
Average fixed interest rate (%) GBP	2.490	—	2.160	2.870	2.960

Annual report 2020	Contents

	31 December 2018
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	6,888	9,403	16,333	44,166	17,498	94,288
Average fixed interest rate (%) GBP	0.633	0.788	1.057	1.586	2.849
Average fixed interest rate (%) USD	(0.223)	0.670	0.911	1.085	1.261
Average fixed interest rate (%) EUR	1.513	1.314	1.337	2.684	2.179
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	877	2,894	—	1,331	585	5,687
Average GBP/EUR exchange rate	—	—	—	1.183	1.168
Average GBP/USD exchange rate	1.580	1.332	—	1.511	—
Average fixed interest rate (%) USD	—	—	—	3.888	3.923
Average fixed interest rate (%) EUR	3.615	2.500	—	2.375	7.950
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	1,917	2,225	3,466	—	7,608
Average fixed interest rate (%) GBP	—	0.726	0.733	1.334	—
Foreign exchange risk
Exchange and interest rate instruments
Nominal	4,378	2,853	3,310	7,132	—	17,673
Average GBP/JPY exchange rate	—	147.215	146.372	145.319	—
Average GBP/EUR exchange rate	—	—	1.280	1.135	—
Average GBP/USD exchange rate	1.304	1.307	1.310	1.305	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	—	2,859	21,288	9,495	33,642
Average GBP/EUR exchange rate	—	—	1.252	1.271	1.217
Average GBP/USD exchange rate	—	—	1.633	1.545	1.511
Average fixed interest rate (%) GBP	—	—	2.340	2.660	2.900

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Banco Santander, S.A.

	31 December 2020
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	2,073	409	2,165	17,430	14,294	36,371
Average fixed interest rate (%) GBP	—	—	—	1.375	4.072
Average fixed interest rate (%) EUR	0.647	0.551	0.388	0.820	1.927
Average fixed interest rate (%) CHF	—	—	—	0.800	0.403
Average fixed interest rate (%) JPY	—	—	—	0.465	—
Average fixed interest rate (%) USD	0.698	0.570	2.031	3.004	3.562
Average fixed interest rate (%) RON	—	—	—	3.610	—
Foreign exchange risk
Exchange and interest rate instruments
Nominal	833	4,149	3,008	—	—	7,990
Average fixed interest rate (%) GBP/EUR	—	0.901	0.916	—	—
Average fixed interest rate (%) USD/EUR	1.165	1.171	1.178	—	—
Average COP/USD exchange rate	3,628.140	3,603.595	—	—	—
Average CNY/EUR exchange rate	8.108	8.102	7.997	—	—
Average SAR/EUR exchange rate	4.484	4.514	—	—	—
Average PEN/USD exchange rate	—	3.609	—	—	—
Average AUD/EUR exchange rate	—	1.609	—	—	—
Average JPY/EUR exchange rate	—	124.612	—	—	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	282	818	2,621	1,083	4,804
Average fixed interest rate (%) AUD/EUR	—	—	—	4.000	4.660
Average fixed interest rate (%) CZK/EUR	—	—	—	0.860	—
Average fixed interest rate (%) EUR/COP	—	—	4.380	—	—
Average fixed interest rate (%) RON/EUR	—	—	—	4.849	—
Average fixed interest rate (%) HKD/EUR	—	—	—	2.580	—
Average fixed interest rate (%) JPY/EUR	—	—	2.195	0.568	1.281
Average fixed interest rate (%) NOK/EUR	—	—	—	—	3.605
Average fixed interest rate (%) CHF/EUR	—	—	—	—	1.243
Average fixed interest rate (%) USD/COP	—	—	8.030	6.659	7.231
Average fixed interest rate (%) COP/USD	—	—	6.000	—	—
Average fixed interest rate (%) USD/CLP	—	—	0.930	—	—
Average AUD/EUR exchange rate	—	—	—	1.499	1.508
Average COP/USD exchange rate	—	—	3,437.200	—	—
Average CZK/EUR exchange rate	—	—	—	25.539	—
Average EUR/GBP exchange rate	—	1.113	—	—	—
Average EUR/COP exchange rate	—	—	0.0002	—	—
Average EUR/USD exchange rate	—	—	—	0.891	—
Average HKD/EUR exchange rate	—	—	—	8.782	—
Average JPY/EUR exchange rate	—	—	113.370	133.840	125.883
Average MXN/EUR exchange rate	—	—	—	14.696	—
Average NOK/EUR exchange rate	—	—	—	—	9.606
Average RON/EUR exchange rate	—	—	—	4.727	—
Average CHF/EUR exchange rate	—	—	—	1.092	1.105
Average USD/COP exchange rate	—	—	0.0003	0.0003	0.0003
Average USD/CLP exchange rate	—	—	0.001	—	—
Average USD/MXN exchange rate	—	—	0.050	—	—

Annual report 2020	Contents

	31 December 2020
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Credit risk
Credit risk instruments
Nominal	—	8	8	191	—	207
Cash flow hedges
Interest rate and foreign exchange rate risk
Interest rate and foreign exchange rate instruments
Nominal	—	—	1,247	3,242	208	4,697
Average EUR/GBP exchange rate	—	—	1.080	1.102	—
Average EUR/USD exchange rate	—	—	—	0.882	—
Average AUD/EUR exchange rate	—	—	—	1.625	—
Average RON/EUR exchange rate	—	—	—	4.810	—
Average JPY/EUR exchange rate	—	—	—	120.568	—
Average CHF/EUR exchange rate	—	—	—	—	1.102
Interest rate risk
Bond Forward instruments
Nominal	3,164	5,000	23,000	4,279	—	35,443
Average fixed interest rate (%) EUR	—	(0.2580)	(0.2498)	(0.2359)	—
Hedges of net investments in foreign operations
Exchange rate risk
Exchange and interest rate instruments
Nominal	2,229	4,554	11,570	1,858	—	20,211
Average BRL/EUR exchange rate	5.270	5.308	6.332	—	—
Average CLP/EUR exchange rate	869.633	861.546	864.339	932.215	—
Average COP/EUR exchange rate	—	—	4,471.305	—	—
Average GBP/EUR exchange rate	0.909	0.916	0.907	—	—
Average MXN/EUR exchange rate	23.121	25.456	26.788	—	—
Average PLN/EUR exchange rate	4.427	4.420	4.516	—	—

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	31 December 2019
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	8	106	1,406	16,707	10,219	28,446
Average fixed interest rate (%) GBP	—	—	—	1.43	6.82
Average fixed interest rate (%) EUR	5.30	2.41	3.20	0.79	2.58
Average fixed interest rate (%) CHF	—	—	—	0.80	0.40
Average fixed interest rate (%) JPY	—	—	—	0.46	—
Average fixed interest rate (%) USD	—	—	2.05	3.12	3.93
Foreign exchange risk
Exchange and interest rate instruments
Nominal	211	3,903	4,777	—	—	8,891
Average fixed interest rate (%) GBP/EUR	—	0.86	0.87	—	—
Average fixed interest rate (%) USD/EUR	—	1.12	1.12	—	—
Average fixed interest rate (%) USD/CLP	747.72	747.90	746.70	—	—
Average CNY/EUR exchange rate	—	7.91	8.01	—	—
Average SAR/EUR exchange rate	4.16	4.18	—	—	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	14	289	346	2,599	949	4,197
Average fixed interest rate (%) AUD/EUR	—	—	—	4.00	4.66
Average fixed interest rate (%) CZK/EUR	—	—	—	0.86	—
Average fixed interest rate (%) EUR/COP	—	—	6.16	—	—
Average fixed interest rate (%) RON/EUR	—	—	—	4.85	—
Average fixed interest rate (%) HKD/EUR	—	—	2.52	2.58	—
Average fixed interest rate (%) JPY/EUR	—	—	0.54	0.66	1.28
Average fixed interest rate (%) NOK/EUR	—	—	—	—	3.61
Average fixed interest rate (%) CHF/EUR	—	—	—	—	1.24
Average fixed interest rate (%) USD/COP	7.54	—	5.67	7.62	7.22
Average AUD/EUR exchange rate	—	—	—	1.4989	1.508
Average CZK/EUR exchange rate	—	—	—	25.407	26.030
Average EUR/GBP exchange rate	—	1.1711	—	—	—
Average EUR/COP exchange rate	—	—	0.0003	—	—
Average HKD/EUR exchange rate	—	—	8.7185	8.7820	—
Average JPY/EUR exchange rate	—	—	130.4700	132.4608	125.8830
Average MXN/EUR exchange rate	—	—	—	14.6960	—
Average NOK/EUR exchange rate	—	—	—	—	9.6060
Average RON/EUR exchange rate	—	—	—	4.7271	—
Average CHF/EUR exchange rate	—	—	—	1.0924
Average USD/COP exchange rate	0.0003	—	0.0003	0.0003	0.0003
Average USD/MXN exchange rate	—	—	—	0.0520	—
Credit Risk
Credit risk instruments
Nominal	—	13	—	244	—	257
Cash flow hedges
Interest rate and foreign exchange rate risk
Interest rate and foreign exchange rate instruments
Nominal	—	—	353	4,410	207	4,970
Interest rate risk
Bond Forward instruments
Nominal	11,626	—	1,792	5,443	—	18,861

Annual report 2020	Contents

	31 December 2019
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Hedges of net investments in foreign operations
Exchange rate risk
Exchange and interest rate instruments
Nominal	2,592	3,838	13,595	3,359	—	23,384
Average BRL/EUR exchange rate	4.59	4.74	4.74	4.88	—
Average CLP/EUR exchange rate	822.13	822.32	811.64	824.36	—
Average COP/EUR exchange rate	—	—	3,828.61	—	—
Average GBP/EUR exchange rate	0.89	0.91	0.94	—	—
Average MAD/EUR exchange rate	—	10.77	10.87	—	—
Average MXN/EUR exchange rate	23.49	23.10	23.27	—	—
Average PLN/EUR exchange rate	4.37	4.38	4.39	—	—

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	31 December 2018
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	500	665	425	12,987	22,025	36,602
Average fixed interest rate (%) GBP	—	—	—	—	7.08
Average fixed interest rate (%) EUR	3.75	0.63	2.06	1.81	3.20
Average fixed interest rate (%) CHF	—	—		0.76	1.04
Average fixed interest rate (%) USD	—	—	1.38	3.43	4.11
Foreign exchange risk
Exchange and interest rate instruments
Nominal	—	1,825	771	—	—	2,596
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	41	461	120	2,083	951	3,656
Average fixed interest rate (%) AUD/EUR	—	—	—	4.00	4.80
Average fixed interest rate (%) CZK/EUR	—	—	—	0.86	—
Average fixed interest rate (%) EUR/COP	—	—	7.54	—	—
Average fixed interest rate (%) HKD/EUR	—	—	—	2.52	—
Average fixed interest rate (%) JPY/EUR	—	—	—	0.64	1.28
Average fixed interest rate (%) NOK/EUR	—	—	—	—	3.61
Average fixed interest rate (%) USD/COP	6.13	6.71	—	9.47	—
Average AUD/EUR exchange rate	—	—	—	1.50	1.50
Average CZK/EUR exchange rate	—	—	—	25.407	26.030
Average EUR/GBP exchange rate	—	1.15	—	—	—
Average EUR/COP exchange rate	—	—	0.0003	—	—
Average EUR/MXN exchange rate	—	—	—	—	—
Average HKD/EUR exchange rate	—	—	—	8.718	—
Average JPY/EUR exchange rate	—	—	—	132.014	125.883
Average MXN/EUR exchange rate	—	—	—	14.696	—
Average NOK/EUR exchange rate	—	—	—	—	9.606
Average USD/BRL exchange rate	—	—	0.269	—	—
Average USD/COP exchange rate	—	0.0003	0.0003	—	0.0003
Credit Risk
Credit risk instruments
Nominal	—	—	—	49	5	54
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	1,942	—	—	6,130	20	8,092
Average fixed interest rate (%) EUR	—	—	—	0.0051	0.0055
Hedges of net investments in foreign operations
Exchange rate risk
Exchange and interest rate instruments
Nominal	373	497	10,587	9,289	—	20,746
Average BRL/EUR exchange rate	4.46	—	4.46	4.73	—
Average CLP/EUR exchange rate	—	766.01	768.25	795.1	—
Average CNY/EUR exchange rate	—	—	8.14	—	—
Average COP/EUR exchange rate	—	3728.01	3685.8	—	—
Average GBP/EUR exchange rate	—	0.91	0.89	—	—
Average MXN/EUR exchange rate	22.98	—	24.51	24.5	—
Average PLN/EUR exchange rate	—	—	4.38	4.26	—

Annual report 2020	Contents
Santander Consumer Finance Group

	31 December 2020
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	241	501	2,052	4,744	519	8,057
Average fixed interest rate (%) EUR	—	0.004	(0.009)	(0.045)	(0.005)
Average fixed interest rate (%) CHF	(0.590)	(0.547)	(0.570)	(0.553)	—
Foreign exchange risk
Exchange and interest rate instruments
Nominal	68	88	249	—	—	405
Average DKK/EUR exchange rate	—	—	10.075	—	—
Average PLN/EUR exchange rate	—	—	1.582	—	—
Average CHF/EUR exchange rate	1.075	1.072	1.075	—	—
Average SEK/EUR exchange rate	10.341	10.426	—	—	—
Interest rate and foreign exchange rate risk
Interest rate and exchange rate instruments
Nominal	—	—	—	652	—	652
Average fixed interest rate (%) DKK	—	—	—	7.454	—
Average DKK/EUR exchange rate	—	—	—	0.006	—
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	71	125	612	1,481	—	2,289
Average fixed interest rate (%) EUR	0.135	0.172	0.175	0.181	—
Foreign exchange risk
Nominal exchange rate instruments
Nominal	11	92	112	815	48	1,078
Average NOK/EUR exchange rate	—	—	—	—	10.590
Average CHF/EUR exchange rate	—	1.084	1.116	1.123	—
Average CAD/EUR exchange rate	151.400	—	1.501	1.525	—
Average JPY/EUR exchange rate	—	—	116.990	125.071	—
Interest rate and foreign exchange rate risk
Interest rate and exchange rate instruments
Nominal	60	510	700	426	—	1,696
Average SEK/EUR exchange rate	10.302	10.556	10.381	10.446	—
Average NOK/EUR exchange rate	—	—	—	9.281	—
Average CHF/EUR exchange rate	—	1.088	—	1.089	—
Average CAD/EUR exchange rate	—		—	—	—
Average DKK/EUR exchange rate	—	7.456	7.473	—	—
Average JPY/EUR exchange rate	—	—	—	4.287	—
Average fixed interest rate (%) EUR	—	—	—	0.890	—
Average fixed interest rate (%) CHF	—	—	—	0.150	—
Hedges of net investments in foreign operations
Foreign exchange risk
Exchange and interest rate instruments
Nominal	206	501	1,260	—	—	1,967
Average NOK/EUR exchange rate	10.141	10.962	10.861	—	—
Average CNY/EUR exchange rate	—	7.639	—	—	—

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	31 December 2019
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	159	1,394	2,154	5,669	18	9,394
Average fixed interest rate (%) EUR	(0.164)	(0.027)	(0.119)	(0.110)	(0.123)
Average fixed interest rate (%) CHF	(0.700)	(0.700)	(0.630)	(0.560)	—
Foreign exchange risk
Exchange and interest rate instruments
Nominal	118	187	304	—	—	609
Average DKK/EUR exchange rate	7.458	7.465	7.458	—	—
Average PLN/EUR exchange rate	4.382	4.302	4.347	—	—
Average CHF/EUR exchange rate	1.093	1.096	—	—	—
Average SEK/EUR exchange rate	—	10.687	—	—	—
Interest rate and foreign exchange rate risk
Interest rate and exchange rate instruments
Nominal	—	249	—	499	—	748
Average fixed interest rate (%) DKK	—	7.462	—	7.443	—
Average DKK/EUR exchange rate	—	0.004	—	0.006	—
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	54	152	379	562	—	1,147
Average fixed interest rate (%) EUR	0.212	0.212	0.212	0.212	—
Foreign exchange risk
Nominal exchange rate instruments
Nominal	14	25	254	953	72	1,318
Average SEK/EUR exchange rate	—	—	10.461	10.529	10.456
Average CHF/EUR exchange rate	—	—	1.094	1.121	—
Average CAD/EUR exchange rate	1.539	1.500	1.528	1.491	—
Average DKK/EUR exchange rate	—	—	7.474	—	—
Average JPY/EUR exchange rate	—	—	131.960	123.116	—
Interest rate and foreign exchange rate risk
Interest rate and exchange rate instruments
Nominal	130	175	1,025	452	—	1,782
Average SEK/EUR exchange rate	10.415	10.362	10.448	10.318	—
Average NOK/EUR exchange rate	—	9.241	9.082	9.281	—
Average CHF/EUR exchange rate	—	1.085	1.090	1.089	—
Average CAD/EUR exchange rate	—	—	—	—	—
Average DKK/EUR exchange rate	7.468	7.466	7.460	7.457	—
Average JPY/EUR exchange rate	—	—	—	4.287	—
Average fixed interest rate (%) EUR	—	—	—	0.410	—
Average fixed interest rate (%) CHF	—	—	—	0.330	—
Hedges of net investments in foreign operations
Foreign exchange risk
Exchange and interest rate instruments
Nominal	143	352	597	—	—	1,092
Average NOK/EUR exchange rate	9.920	9.878	10.186	—	—
Average CNY/EUR exchange rate	—	7.968	—	—	—

Annual report 2020	Contents

	31 December 2018
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	253	672	3,488	6,883	63	11,359
Average fixed interest rate (%) EUR	(0.197)	(0.125)	(0.036)	(0.065)	(0.113)
Average fixed interest rate (%) CHF	(0.659)	(0.696)	(0.679)	(0.561)	—
Foreign exchange risk
Exchange and interest rate instruments
Nominal	17	30	376	—	—	423
Average DKK/EUR exchange rate	7.455	—	7.456	—	—
Average NOK/EUR exchange rate	—	—	9.687	—	—
Average CHF/EUR exchange rate	—	1.138	1.127	—	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	240	339	448	—	1,027
Average SEK/EUR exchange rate	—	—	0.104	—	—
Average DKK/EUR exchange rate	—	0.134	0.134	0.134	—
Average fixed interest rate (%) SEK	—	—	0.008	—	—
Average fixed interest rate (%) DKK	—	0.002	0.003	0.004	—
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	85	99	313	423	—	920
Average fixed interest rate (%) EUR	0.183	0.183	0.183	0.183	—
Foreign exchange risk
Exchange and interest rate instruments
Nominal	339	557	2,368	1,061	—	4,325
Average SEK/EUR exchange rate	0.101	0.098	0.099	0.099	—
Average NOK/EUR exchange rate	0.108	0.108	0.108	0.108	—
Average CHF/EUR exchange rate	0.896	0.859	0.870	0.900	—
Average CAD/EUR exchange rate	0.654	0.658	0.652	0.656	—
Average DKK/EUR exchange rate	0.134	0.134	0.134	—	—
Average PLN/EUR exchange rate	—	—	0.234	0.233	—
Average USD/EUR exchange rate	—	—	0.897	—	—
Average JPY/EUR exchange rate	—	—	0.008	0.008	—
Hedges of net investments in foreign operations
Foreign exchange risk
Exchange rate instruments
Nominal	181	282	480	—	—	943
Average NOK/EUR exchange rate	103.751	103.538	102.963	—	—
Average CNY/EUR exchange rate	—	—	121.796	—	—

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

	31 December 2020
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	9	2	49	48	1,954	2,062
Average fixed interest rate (%) MXN	—	—	—	—	—
Interest rate and foreign exchange rate
Exchange and interest rate instruments
Nominal	—	—	11	559	859	1,429
Average EUR/MXN exchange rate	—	—	—	—	—
Average GBP/MXN exchange rate	—	—	—	—	—
Average USD/MXN exchange rate	—	—	—	—	—
Average MXV/MXN exchange rate	—	—	—	—	—
Average fixed interest rate (%) USD	—	—	—	—	—
Average fixed interest rate (%) EUR	—	—	—	—	—
Average fixed interest rate (%) GBP	—	—	—	—	—
Average fixed interest rate (%) MXN	—	—	—	—	—
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	—	164	299	—	463
Average fixed interest rate (%) MXN	—	—	0.073	0.072	—
Foreign exchange risk
Exchange and interest rate instruments
Nominal	132	—	100	2,513	—	2,745
Average BRL/USD exchange rate	—	—	0.117	0.126	—
Average EUR/MXN exchange rate	0.250	—	—	0.167	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	—	—	104	37	141
Average EUR/MXN exchange rate	—	—	—	0.192	—
Average GBP/MXN exchange rate	—	—	—	0.260	—
Average USD/MXN exchange rate	—	—	—	—	0.182
Average fixed interest rate (%) USD	—	—	—	—	0.041
Average fixed interest rate (%) EUR	—	—	—	0.026	—
Average fixed interest rate (%) GBP	—	—	—	0.068	—

Annual report 2020	Contents

	31 December 2019
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	6	140	174	121	2,262	2,703
Average fixed interest rate (%) MXN	5.005	8.475	8.420	7.126	6.584
Interest rate and foreign exchange rate
Exchange and interest rate instruments
Nominal	1	5	66	423	1,195	1,690
Average EUR/MXN exchange rate	21.230	—	—	20.992	21.755
Average GBP/MXN exchange rate	—	—	—	25.196	—
Average USD/MXN exchange rate	—	13.300	—	13.300	19.278
Average MXV/MXN exchange rate	—	—	4.680	—	4.680
Average fixed interest rate (%) USD	—	3.930	—	2.460	7.077
Average fixed interest rate (%) EUR	0.500	—	—	2.076	3.012
Average fixed interest rate (%) GBP	—	—	—	6.750	—
Average fixed interest rate (%) MXN	—	—	2.500	—	4.500
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	—	—	533	—	533
Average fixed interest rate (%) MXN	—	—	—	7.182	—
Foreign exchange risk
Exchange and interest rate instruments
Nominal	890	—	103	2,793	—	3,786
Average BRL/MXN exchange rate	3.550	—	4.320	5.210	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	2	133	163	208	43	549
Average EUR/MXN exchange rate	—	—	—	—	—
Average GBP/MXN exchange rate	—	—	23.130	25.196	—
Average USD/MXN exchange rate	—	—	16.220	12.725	18.227
Average MXV/MXN exchange rate	—	—	—	—	—
Average fixed interest rate (%) USD	—	7.930	2.628	3.441	4.125
Average fixed interest rate (%) EUR	1.510	—	—	2.600	0.151
Average fixed interest rate (%) GBP	—	—	1.083	6.750	—

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	31 December 2018
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	—	1	346	80	—	427
Average fixed interest rate (%) MXN	—	5.180	6.907	5.593	—
Average fixed interest rate (%) USD	—	—	1.465	1.465	—
Interest rate and foreign exchange rate
Exchange and interest rate instruments
Nominal	—	—	41	282	1,009	1,332
Average EUR/MXN exchange rate	—	—	—	20.470	21.890
Average GBP/MXN exchange rate	—	—	—	24.870	25.310
Average USD/MXN exchange rate	—	—	13.920	13.920	18.390
Average MXV/MXN exchange rate	—	—	5.059	5.059	5.059
Average fixed interest rate (%) USD	—	—	8.000	3.980	4.125
Average fixed interest rate (%) EUR	—	—	—	2.420	2.750
Average fixed interest rate (%) GBP	—	—	—	—	6.750
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	—	—	178	—	178
Average fixed interest rate (%) MXN	—	—	—	7.258	—
Foreign exchange risk
Exchange and interest rate instruments
Nominal	1,415	44	56	2,719	103	4,337
Average EUR/MXN exchange rate	—	—	16.679	18.932	18.688
Average GBP/MXN exchange rate	—	—	—	23.127	25.947
Average USD/MXN exchange rate	18.729	20.289	17.918	16.443	18.508
Average BRL/MXN exchange rate	5.863	—	5.732	5.736	—

Annual report 2020	Contents
Banco Santander (Brasil) S.A.

	31 December 2020
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	430	—	3,129	4,254	1,469	9,282
Average fixed interest rate (%) BRL	2.000	—	2.000	2.000	2.000
Foreign exchange risk
Exchange and interest rate instruments
Nominal	614	—	—	—	—	614
Average USD/BRL exchange rate	6.260	—	—	—	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	—	—	367	—	367
Average USD/BRL exchange rate	—	—	—	6.260	—
Average fixed interest rate (%) BRL	—	—	—	—	—
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	—	—	3,640	—	3,640
Average fixed interest rate (%) BRL	—	—	—	2.000	—
Foreign exchange risk and others
Exchange rate instruments
Nominal	—	—	—	499	—	499
Average USD/BRL exchange rate	—	—	—	6.260	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	—	231	—	—	231
Average USD/BRL exchange rate	—	—	6.260	—	—
Average fixed interest rate (%) BRL	—	—	—	—	—

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	31 December 2019
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	16	—	606	6,065	5,638	12,325
Average fixed interest rate (%) BRL	7.920	—	9.250	6.880	0.040
Foreign exchange risk
Exchange and interest rate instruments
Nominal	—	1	90	193	—	284
Average USD/BRL exchange rate	—	3.730	3.750	3.830	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	—	7	—	—	7
Average EUR/MXN exchange rate	—	—	—	—	—
Average fixed interest rate (%) BRL	—	—	4.570	—	—
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	—	—	772	—	772
Average fixed interest rate (%) BRL	—	—	—	4.500	—
Foreign exchange risk and others
Exchange rate instruments
Nominal	—	—	9,290	—	—	9,290
Average USD/BRL exchange rate	—	—	4.570	—	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	—	—	389	—	389
Average EUR/MXN exchange rate	—	—	—	4.570	—
Average fixed interest rate (%) BRL	—	—	—	—	—

Annual report 2020	Contents

	31 December 2018
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	668	2,045	—	3,529	1,378	7,620
Average fixed interest rate (%) BRL	9.500	6.967	6.937	10.055	10.030
Foreign exchange rate risk and other
Exchange and interest rate instruments
Nominal	6	15	36	316	38	411
Average USD/BRL exchange rate	3.247	3.303	3.551	3.642	3.265
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	3,877	2,997	3,030	119	—	10,023
Average fixed interest rate (%) BRL	6.500	6.500	6.500	6.500	—
Foreign exchange risk and other
Exchange and interest rate instruments
Nominal	—	8	26	—	238	272
Average USD/BRL exchange rate	—	3.716	3.648	—	3.135

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The following table contains details of the hedged exposures covered by the Group's hedging strategies at 31 December 2020, 2019 and 2018:

	EUR million
	31 December 2020
	Carrying amount of hedged items		Accumulated amount of fair value adjustments on the hedged item		Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment	Cash flow reserves or conversion reserves
	Assets	Liabilities	Assets	Liabilities			Continuing hedges	Discontinued hedges
Fair value hedges	141,608	52,055	3,369	2,914		553	—	—
Interest rate risk	128,279	48,137	3,183	2,727		469	—	—
Deposits	19,000	4,406	656	15	Loans and advances/ Deposits	132	—	—
Bond	25,430	24,317	975	1,638	Debt instruments/ Debt instruments issued	(20)	—	—
Securities loans	61,898	62	1,153	—	Loans and advances	372	—	—
Repo	15,723	574	19	16	Loans and advances/ Deposits	(1)	—	—
Liquidity facilities	6,228	4,450	380	(16)	Loans and advances/ Deposits	174	—	—
Issuances assurance	—	3,190	—	25	Debt instruments/ Debt instruments issued	(21)	—	—
Securitization	—	11,138	—	1,049	Debt instruments/ Debt instruments issued	(167)	—	—
Exchange rate risk	8,718	—	40	—		(13)	—	—
Liquidity facilities	118	—	5	—	Loans and advances/ Deposits	1	—	—
Deposits	1,889	—	22	—	Loans and advances/ Deposits	(13)	—	—
Bonds	6,711	—	13	—	Loans and advances/ Deposits	(1)	—	—
Interest and Exchange rate risk	4,391	3,918	143	187		100	—	—
Borrowed deposits	1,229	—	13	—	Loans and advances/ Deposits	86	—	—
Bonds	2,333	3,130	130	84	Debt instruments	57	—	—
Securitization	—	689	—	101	Debt instruments	(40)	—	—
Repos	829	99	—	2	Loans and advances/ Deposits	(3)	—	—
Credit risk	220	—	3	—		(3)	—	—
Bonds	220	—	3	—	Debt instruments	(3)	—	—

Annual report 2020	Contents

	EUR million
	31 December 2020
	Carrying amount of hedged items		Accumulated amount of fair value adjustments on the hedged item		Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment	Cash flow reserves or conversion reserves
	Assets	Liabilities	Assets	Liabilities			Continuing hedges	Discontinued hedges
Cash flow hedges						532	420	(43)
Interest rate risk						314	(87)	(11)
Firm commitment					Other assets/liabilities	6	139	—
Deposits					Deposits and loans and advances	(28)	21	4
Government bonds					Debt instruments	382	(377)	(4)
Liquidity facilities					Loans and advances	(47)	126	(11)
Secondary market loans					Loans and advances	(1)	—	—
Equity portfolio					Equity portfolio	2	—	—
Highly likely scheduled transactions					Other assets/liabilities	—	4	—
Exchange rate risk						204	(68)	0
Deposits					Deposits and loans and advances	72	(57)	—
Bonds					Debt instruments	(228)	46	—
Issuances assurance						14	(3)	—
Secondary market loans					Loans and advances	298	(4)	—
Senior securitization					Debt instruments	48	(50)	—
Highly likely scheduled transactions					Other assets/liabilities	—	—	—
Interest and Exchange rate risk						(87)	680	—
Deposits					Deposits and loans and advances	52	(4)	—
Bonds					Debt instruments	30	108	—
Securitization					Debt instruments	(169)	576	—
Inflation risk						105	(111)	(32)
Deposits					Deposits and loans and advances	64	(86)	(32)
Bonds					Debt instruments	41	(25)	—
Equity risk						(4)	6	0
Highly likely scheduled transactions					Highly likely scheduled transactions	(4)	6	—
Net foreign investments hedges	22,150	—	—	—		—	(11)	14
Exchange rate risk	22,150	—	—	—		—	(11)	14
Equity instruments	22,150	—	—	—	Equity instruments	—	(11)	14
	163,758	52,055	3,369	2,914		1,085	409	(29)

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	EUR million
	31 December 2019
	Carrying amount of hedged items		Accumulated amount of fair value adjustments on the hedged item		Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment	Cash flow reserves or conversion reserves
	Assets	Liabilities	Assets	Liabilities			Continuing hedges	Discontinued hedges
Fair value hedges	134,958	60,487	2,768	2,298		1,583	—	—
Interest rate risk	122,560	55,538	2,764	2,099		1,370	—	—
Deposits	66,087	8,814	1,584	(5)	Loans and advances/ Deposits	578	—	—
Bond	33,202	24,145	1,150	1,302	Debt instruments/ Debt instruments issued	825	—	—
Repo	22,057	589	27	18	Loans and advances/ Deposits	—	—	—
Liquidity facilities	1,214	4,531	3	(219)	Loans and advances/ Deposits	177	—	—
Issuances assurance	—	3,171	—	12	Debt instruments/ Debt instruments issued	(4)	—	—
Securitization	—	14,288	—	991	Debt instruments/ Debt instruments issued	(206)	—	—
Exchange rate risk	8,613	—	19	—		58	—	—
Liquidity facilities	57	—	3	—	Loans and advances/ Deposits	3	—	—
Deposits	2,912	—	1	—	Loans and advances/ Deposits	37	—	—
Bonds	5,644	—	15	—	Debt instruments	18	—	—
Interest and Exchange rate risk	3,532	4,949	(21)	199		154	—	—
Borrowed deposits	460	—	—	—	Loans and advances/ Deposits	—	—	—
Bonds	2,262	3,366	(16)	51	Loans and advances/ Deposits	4	—	—
Securitization	—	1,483	—	150	Debt instruments	152	—	—
Repos	810	100	(5)	(2)	Loans and advances/ Deposits	(2)	—	—
Inflation risk	—	—	—	—		(4)	—	—
Deposits	—	—	—	—	Loans and advances/ Deposits	(1)	—	—
Bonds	—	—	—	—	Debt instruments	(3)	—	—
Credit risk	253	—	6	—		5	—	—
Bonds	253	—	6	—	Debt instruments	5	—	—

Annual report 2020	Contents

	EUR million
	31 December 2019
	Carrying amount of hedged items		Accumulated amount of fair value adjustments on the hedged item		Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment	Cash flow reserves or conversion reserves
	Assets	Liabilities	Assets	Liabilities			Continuing hedges	Discontinued hedges
Cash flow hedges						(204)	522	(79)
Interest rate risk						(128)	4	(74)
Firm commitment					Other assets/liabilities	18	(11)	—
Deposits					Deposits and loans and advances	1	(5)	14
Government bonds					Debt instruments	(24)	(22)	(63)
Liquidity facilities					Loans and advances	(121)	27	(25)
Secondary market loans					Loans and advances	(2)	3	—
Highly likely scheduled transactions					Other assets/liabilities	—	12	—
Exchange rate risk						(32)	130	(4)
Deposits					Deposits and loans and advances	(3)	140	—
Bonds					Deposits and loans and advances	(237)	4	(4)
Issuances assurance						—	(3)	—
Secondary market loans					Loans and advances	194	(9)	—
Senior securitization					Debt instruments	15	(4)	—
Highly likely scheduled transactions					Other assets/liabilities	(1)	2	—
Interest and Exchange rate risk						(169)	510	—
Deposits					Deposits and loans and advances	54	(6)	—
Bonds					Debt instruments	29	(25)	—
Securitization					Debt instruments	(252)	541	—
Inflation risk						20	(22)	0
Deposits					Deposits and loans and advances	23	(24)	—
Bonds					Debt instruments	(3)	2	—
Liquidity facilities					Loans and advances	—	—	—
Equity risk						7	(2)	(1)
Highly likely scheduled transactions					Other assets/liabilities	7	(2)	(1)
Other risks						98	(98)	—
Bonds					Other assets/liabilities	98	(98)	—
Net foreign investments hedges	1,070	—	—	—		—	—	—
Exchange rate risk	1,070	—	—	—		—	—	—
Equity instruments	1,070	—	—	—	Equity instruments	—	—	—
	136,028	60,487	2,768	2,298		1,379	522	(79)

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	EUR million
	31 December 2018
	Carrying amount of hedged items		Accumulated amount of fair value adjustments on the hedged item		Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment	Cash flow reserves or conversion reserves
	Assets	Liabilities	Assets	Liabilities			Continuing hedges	Discontinued hedges
Fair value hedges	110,669	46,830	1,915	1,765		(20)	—	—
Interest rate risk	104,393	39,251	1,886	1,478		(74)	—	—
Deposits	59,319	1,370	1,021	(1)	Deposits and loans and advances	(265)	—	—
Bond	27,235	21,759	792	791	Debt instruments	(35)	—	—
Repo	13,874	561	25	16	Other assets	18	—	—
Loans of securities	—	—	—	—	Loans and advances	—	—	—
Liquidity facilities	3,965	232	48	2	Loans and advances	35	—	—
Issuances assurance	—	2,013	—	12	Other assets/liabilities	3	—	—
Securitization	—	13,316	—	658	Debt instruments	170	—	—
Equity instruments	—	—	—	—	Equity instruments	—	—	—
Exchange rate risk	3,378	—	5	—		(3)	—	—
Deposits	1,614	—	9	—	Debt instruments	8	—	—
Bonds	1,764	—	(4)	—	Debt instruments	(11)	—	—
Interest and Exchange rate risk	2,776	7,474	21	287		53	—	—
Borrowed deposits	751	—	19	—	Deposits and loans and advances	16	—	—
Bonds	1,591	3,571	2	26	Debt instruments	(31)	—	—
Securitization	—	3,358	—	262	Debt instruments	67	—	—
Repos	434	99	—	(1)	Other assets/liabilities	1	—	—
CLO	—	446	—	—	Other assets/liabilities	—	—	—
Inflation risk	68	105	3	0		4	—	—
Deposits	—	105	—	—	Deposits and loans and advances	1	—	—
Bonds	68	—	3	—	Debt instruments	3	—	—
Credit risk	54	—	—	—		—	—	—
Bonds	54	—	—	—	Debt instruments	—	—	—
Cash flow hedges						(432)	447	(10)
Interest rate risk						(52)	111	(12)
Firm commitment					Other assets/liabilities	(24)	(75)	—
Deposits					Deposits and loans and advances	(26)	47	—
Government bonds					Debt instruments	(13)	72	—
Liquidity facilities					Loans and advances	8	65	(12)
Secondary market loans					Other assets/liabilities	4	2	—
Senior securitization					Debt instruments	(1)	—	—

Annual report 2020	Contents

Exchange rate risk						(416)	(23)	2
Deposits					Other assets/liabilities	83	(8)	—
Bonds					Deposits and loans and advances	(309)	(16)	2
Secondary market loans					Loans and advances	(179)	(21)	—
Senior securitization					Debt instruments	(11)	21	—
CLO					Other assets/liabilities	—	1	—
Interest and Exchange rate risk						4	341	—
Deposits					Deposits and loans and advances	7	2	—
Bonds					Debt instruments	(13)	(9)	—
Securitization					Debt instruments	10	348	—
Inflation risk						15	22	—
Deposits					Deposits and loans and advances	25	25	—
Bonds					Debt instruments	(3)	(3)	—
Liquidity facilities					Loans and advances	(7)	—	—
Equity risk						17	(4)	—
Highly likely scheduled transactions					Other assets/liabilities	17	(4)	—
Other risks						—	—	—
Bonds					Other assets/liabilities	—	—	—
Net foreign investments hedges	792	—	10	—		—	—	—
Exchange rate risk	792	—	10	—		—	—	—
Firm commitment	13	—	—	—	Other assets/liabilities	—	—	—
Equity instruments	779	—	10	—	Equity instruments	—	—	—
	111,461	46,830	1,925	1,765		(452)	447	(10)
The cumulative amount of adjustments of the fair value hedging instruments that remain in the balance for covered items that are no longer adjusted by profit and loss of coverage as at 31 December 2020 is EUR 729 million (EUR 340 million in 2019 and EUR 71 million in 2018).

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The net impact of the coverages are shown in the following table:

	EUR million
	31 December 2020
	Earnings/(losses) recognised in another cumulative overall result	Ineffective recognised in the income statement		Reclassified amount of reserves to the income statement due to:
			Line of the income statement that includes the ineffectiveness of cash flows	Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Fair value hedges		104
Interest rate risk		9
Deposits		(7)	Gains or losses of financial assets/liabilities
Bonds		(27)	Gains or losses of financial assets/liabilities
Repo		(3)	Gains or losses of financial assets/liabilities
Fixed-income securities loans		24	Gains or losses of financial assets/liabilities
Liquidity lines		5	Gains or losses of financial assets/liabilities
Securitizations		16	Gains or losses of financial assets/liabilities
Equity instruments		1	Gains or losses of financial assets/liabilities
Exchange rate risk		1
Fixed-income securities loans		1	Gains or losses of financial assets/liabilities
Interest rate and exchange rate risk		92
Deposits		72	Gains or losses of financial assets/liabilities
Bonds		(25)	Gains or losses of financial assets/liabilities
Securitizations		41	Gains or losses of financial assets/liabilities
Repo		4	Gains or losses of financial assets/liabilities
Credit risk		2
Bonds		2	Gains or losses of financial assets/liabilities
Cash flow hedges	(67)	(53)		851
Interest rate risk	69	7		118
Firm Commitment	149	—	Gains or losses of financial assets/liabilities	81	Interest income/(charges)
Deposits	15	—	Gains or losses of financial assets/liabilities	—
Bonds	(197)	—	Gains or losses of financial assets/liabilities	(15)	Interest income/(charges)
Liquidity lines	111	7	Gains or losses of financial assets/liabilities	51	Interest income/(charges)
Loans secondary markets	—	—	Gains or losses of financial assets/liabilities	1	Interest income/(charges)
Highly likely scheduled transactions	(9)	—	Gains or losses of financial assets/liabilities	—

Annual report 2020	Contents

	EUR million
	31 December 2020
	Earnings/(losses) recognised in another cumulative overall result	Ineffective recognised in the income statement		Reclassified amount of reserves to the income statement due to:
			Line of the income statement that includes the ineffectiveness of cash flows	Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Exchange rate risk	(194)	9		(132)
Deposits	(197)	11		7	Interest income/(charges) / Gains or losses of financial assets/liabilities
Bonds	47	—	Gains or losses of financial assets/liabilities	(39)	Interest income/(charges) / Gains or losses of financial assets/liabilities
Repo	—	—	Gains or losses of financial assets/liabilities	17	Interest income/(charges) / Gains or losses of financial assets/liabilities
Loans secondary markets	4	3	Gains or losses of financial assets/liabilities	(129)	Interest income/(charges) / Gains or losses of financial assets/liabilities
Securitizations	(48)	—	Gains or losses of financial assets/liabilities	48	Interest income/(charges) / Gains or losses of financial assets/liabilities
CLO	—	—	Gains or losses of financial assets/liabilities	14	Interest income/(charges) / Gains or losses of financial assets/liabilities
Highly likely scheduled transactions	—	(5)	Gains or losses of financial assets/liabilities	(50)	Interest income/(charges) / Gains or losses of financial assets/liabilities
Interest rate and exchange rate risk	170	(62)		844
Deposits	3	—	Gains or losses of financial assets/liabilities	(39)	Interest income/(charges)
Bonds	133	(8)		125	Interest income/(charges) / Gains or losses of financial assets/liabilities
Securitizations	34	(54)	Gains or losses of financial assets/liabilities	758	Interest income/(charges) / Gains or losses of financial assets/liabilities
Inflation risk	(121)	(7)		21
Deposits	(94)	(6)	Gains or losses of financial assets/liabilities	23	Interest income/(charges)
Asset bonds	(27)	(1)	Gains or losses of financial assets/liabilities	(2)	Interest income/(charges)
Equity risk	9	—		—
Highly probable planned transactions	9	—	Gains or losses of financial assets/liabilities	—
Net foreign investments hedges	3	—		—
Exchange rate risk	3	—		—
Equity instruments	3	—	Gains or losses of financial assets/liabilities	—
	(64)	51		851

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	EUR million
	31 December 2019
	Earnings/(losses) recognised in another cumulative overall result	Ineffective coverage recognised in the income statement		Reclassified amount of reserves to the income statement due to:
			Line of the income statement that includes the ineffectiveness of cash flows	Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Fair value hedges		58
Interest rate risk		5
Deposits		7	Gains or losses of financial assets/liabilities
Bonds		5	Gains or losses of financial assets/liabilities
Securitizationss		(7)	Gains or losses of financial assets/liabilities
Equity instruments		—	Gains or losses of financial assets/liabilities
Risk of Exchange rate		(3)
Deposits		(1)	Gains or losses of financial assets/liabilities
Bonds		(2)	Gains or losses of financial assets/liabilities
Risk of interest rate and exchange rate		56
Deposits		1	Gains or losses of financial assets/liabilities
Securitizations		55	Gains or losses of financial assets/liabilities
Inflation risks		—
Deposits		(1)	Gains or losses of financial assets/liabilities
Bonds		1	Gains or losses of financial assets/liabilities
Cash flow hedges	8	(86)		(1,112)
Interest rate risk	(263)	1		8
Firm Commitment	65	—	Gains or losses of financial assets/liabilities	(37)	Interest income/(charges)
Deposits	(37)	—	Gains or losses of financial assets/liabilities	7	Interest income/(charges)
Bonds	(254)	—	Gains or losses of financial assets/liabilities	(26)	Interest income/(charges)
Liquidity lines	(48)	1	Gains or losses of financial assets/liabilities	61	Interest income/(charges)
Loans secondary markets	(1)	—	Gains or losses of financial assets/liabilities	3	Interest income/(charges)
Highly likely scheduled transactions	12	—	Gains or losses of financial assets/liabilities	—	Interest income/(charges)

Annual report 2020	Contents

	EUR million
	31 December 2019
	Earnings/(losses) recognised in another cumulative overall result	Ineffective coverage recognised in the income statement		Reclassified amount of reserves to the income statement due to:
			Line of the income statement that includes the ineffectiveness of cash flows	Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Exchange rate risk	145	(34)		(364)
Deposits	148	(31)	Gains or losses of financial assets/liabilities	(39)	Interest income/(charges) / Gains or losses of financial assets/liabilities
Bonds	11	—	Gains or losses of financial assets/liabilities	154	Interest income/(charges) / Gains or losses of financial assets/liabilities
Repo	—	—	Gains or losses of financial assets/liabilities	(4)	Interest income/(charges) / Gains or losses of financial assets/liabilities
Loans secondary markets	12	2	Gains or losses of financial assets/liabilities	8	Interest income/(charges) / Gains or losses of financial assets/liabilities
Securitizations	(27)	(4)	Gains or losses of financial assets/liabilities	(166)	Interest income/(charges) / Gains or losses of financial assets/liabilities
CLO	(1)	—	Gains or losses of financial assets/liabilities	(13)	Interest income/(charges) / Gains or losses of financial assets/liabilities
Highly likely scheduled transactions	2	(1)	Gains or losses of financial assets/liabilities	(304)	Interest income/(charges) / Gains or losses of financial assets/liabilities
Interest rate and exchange rate risk	168	(53)		(769)
Deposits	(8)	—	Gains or losses of financial assets/liabilities	(10)	Interest income/(charges)
Bonds	(16)	(4)	Gains or losses of financial assets/liabilities	57	Interest income/(charges)
Securitizations	192	(49)	Gains or losses of financial assets/liabilities	(816)	Interest income/(charges) / Gains or losses of financial assets/liabilities
Inflation risk	(44)	—		13
Deposits	(49)	—	Gains or losses of financial assets/liabilities	9	Interest income/(charges)
Asset bonds	5	—	Gains or losses of financial assets/liabilities	4	Interest income/(charges)
Equity risk	2	—		—
Highly probable planned transactions	2	—	Gains or losses of financial assets/liabilities	—
Other risks	—	—		—
Bonds	—	—	Gains or losses of financial assets/liabilities	—
Net foreign investments hedges	—	—		—
Exchange rate risk	—	—		—
Equity instruments	—	—	Gains or losses of financial assets/liabilities	—
	8	(28)		(1,112)

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	EUR million
	31 December 2018
	Earnings/(losses) recognised in another cumulative overall result	Ineffective coverage recognised in the income statement		Reclassified amount of reserves to the income statement due to:
			Line of the income statement that includes the ineffectiveness of cash flows	Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Fair value hedges		75
Interest rate risk		(18)
Deposits		(24)	Gains or losses of financial assets/liabilities
Bonds		(61)	Gains or losses of financial assets/liabilities
Repo		1	Gains or losses of financial assets/liabilities
Loans of fixed-income securities		46	Gains or losses of financial assets/liabilities
Liquidity lines		12	Gains or losses of financial assets/liabilities
Securitizations		8	Gains or losses of financial assets/liabilities
Interest rate and exchange rate risk		95
Deposits		39	Gains or losses of financial assets/liabilities
Bonds		8	Gains or losses of financial assets/liabilities
Securitizations		49	Gains or losses of financial assets/liabilities
CLO		(1)	Gains or losses of financial assets/liabilities
Other risks		(2)
Securitizations		(2)	Gains or losses of financial assets/liabilities
Cash flow hedges	200	8		317
Interest rate risk	193	(4)		57
Firm Commitment	(2)	—	Gains or losses of financial assets/liabilities	(24)	Interest income/(charges)
Deposits	50	(21)	Gains or losses of financial assets/liabilities	16	Interest income/(charges)
Bonds	104	2	Gains or losses of financial assets/liabilities	15	Interest income/(charges)/ Gains or losses of financial assets/liabilities
Loans secondary markets	85	16	Gains or losses of financial assets/liabilities	47	Interest income/(charges)/ Gains or losses of financial assets/liabilities
Liquidity lines	2	—	Gains or losses of financial assets/liabilities	3	Interest income/(charges)
Repo	(46)	—	Gains or losses of financial assets/liabilities	—	Interest income/(charges)
Securitizations	—	(1)	Gains or losses of financial assets/liabilities	—

Annual report 2020	Contents

	EUR million
	31 December 2018
	Earnings/(losses) recognised in another cumulative overall result	Ineffective coverage recognised in the income statement		Reclassified amount of reserves to the income statement due to:
			Line of the income statement that includes the ineffectiveness of cash flows	Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Exchange rate risk	(20)	(688)		(631)
Deposits	(25)	(698)	Gains or losses of financial assets/liabilities	(563)	Interest income/(charges)/ Gains or losses of financial assets/liabilities
Asset bonds	(25)	43	Gains or losses of financial assets/liabilities	(168)	Interest income/(charges)/ Gains or losses of financial assets/liabilities
Repo	—	—	Gains or losses of financial assets/liabilities	—	Gains or losses of financial assets/liabilities
Loans secondary markets	5	4	Gains or losses of financial assets/liabilities	(75)	Interest income/(charges)/ Gains or losses of financial assets/liabilities
Securitizations	24	(37)	Gains or losses of financial assets/liabilities	150	Interest income/(charges) / Gains or losses of financial assets/liabilities
CLO	1	—	Gains or losses of financial assets/liabilities	25	Interest income/(charges) / Gains or losses of financial assets/liabilities
Interest rate and exchange rate risk	45	700		887
Deposits	1	743	Gains or losses of financial assets/liabilities	35	Interest income/(charges)
Bonds	(4)	447	Gains or losses of financial assets/liabilities	581	Interest income/(charges)/ Gains or losses of financial assets/liabilities
Securitizations	48	(490)	Gains or losses of financial assets/liabilities	271	Interest income/(charges)/ Gains or losses of financial assets/liabilities
Inflation risk	11	—		4
Deposits	14	—	Gains or losses of financial assets/liabilities	3	Interest income/(charges)
Asset bonds	(3)	—	Gains or losses of financial assets/liabilities	1	Interest income/(charges)
Equity risk	(8)	—		—
Highly probable planned transactions	(8)	—	Gains or losses of financial assets/liabilities	—
Other risks	(21)	—		—
Bonds	(21)	—	Gains or losses of financial assets/liabilities	—
Net foreign investments hedges	—	—		—
Exchange rate risk	—	—		—
Equity instruments	—	—	Gains or losses of financial assets/liabilities	—
	200	83		317

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The following table shows the movement in the impact of equity for the year:

EUR million
	2020	2019	2018
Balance at beginning of year	300	277	152
Cash flow hedges
Interest rate risk	67	(264)	172
Amounts transferred to income statements	(118)	(8)	(57)
Gain or loss in value CFE - recognized in equity	185	(256)	229
Exchange rate risk	(194)	146	(20)
Amounts transferred to income statements	132	364	631
Gain or loss in value CFE - recognized in equity	(326)	(218)	(651)
Interest rate and exchange rate risk	170	168	45
Amounts transferred to income statements	(844)	769	(887)
Gain or loss in value CFE - recognized in equity	1,014	(601)	932
Inflation risk	(121)	(44)	11
Amounts transferred to income statements	(21)	(13)	(4)
Gain or loss in value CFE - recognized in equity	(100)	(31)	15
Equity risk	9	2	(8)
Amounts transferred to income statements	—	—	—
Gain or loss in value CFE - recognized in equity	9	2	(8)
Net foreign investments hedges
Exchange rate risk	3	—	—
Amounts transferred to income statements	—	—	—
Gain or loss in value CFE - recognized in equity	3	—	—
Non-controlling interest	56	32	(25)
Taxes	5	(17)	(50)
Balance at end of year	295	300	277
37. Discontinued operations
No operations were discontinued in 2020, 2019 or 2018.
38. Interest income
Interest and similar income in the consolidated income statement comprises the interest accruing in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value; and the rectifications of income as a result of hedge accounting. Interest is recognised gross, without deducting any tax withheld at source.
The detail of the main interest and similar income items earned in 2020, 2019 and 2018 is as follows:

EUR million
	2020	2019	2018
Loans and advances, central banks	431	1,314	1,320
Loans and advances, credit institutions	894	1,785	1,555
Debt instruments	5,022	6,378	6,429
Loans and advances, customers	38,788	46,180	43,489
Other interest	606	1,128	1,532
	45,741	56,785	54,325
Most of the interest and similar income was generated by the Group’s financial assets that are measured either at amortised cost or at fair value through Other comprehensive income.
39. Interest expense
Interest expense and similar charges in the consolidated income statement includes the interest accruing in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, irrespective of measurement at fair value; the rectifications of cost as a result of hedge accounting; and the interest cost attributable to provisions recorded for pensions.
The detail of the main items of interest expense and similar charges accrued in 2020, 2019 and 2018 is as follows:

EUR million
	2020	2019	2018
Central banks deposits	366	468	421
Credit institution deposits	1,652	2,576	2,588
Customer deposits	5,599	10,137	9,062
Debt securities issued and subordinated liabilities	5,119	6,679	6,073
Marketable debt securities	4,548	6,034	5,303
Subordinated liabilities (note 23)	571	645	770
Provisions for pensions (note 25)	95	145	186
Lease Liabilities	186	273	9
Other interest expense	730	1,224	1,645
	13,747	21,502	19,984
Most of the interest expense and similar charges was generated by the Group’s financial liabilities that are measured at amortised cost.

40. Dividend income
Dividend income includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.
The detail of Income from dividends as follows:

EUR million
	2020	2019	2018
Dividend income classified as
Financial assets held for trading	272	388	241
Non-trading financial assets mandatorily at fair value through profit or loss	31	34	23
Financial assets at fair value through other comprehensive income	88	111	106
	391	533	370
41. Commission income
Commission income comprises the amount of all fees and commissions accruing in favour of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.
The detail of fee and commission income is as follows:

EUR million
	2020	2019	2018
Coming from collection and payment services
Bills	265	328	334
Demand accounts	1,284	1,382	1,371
Cards	2,986	3,858	3,514
Orders	484	478	475
Cheques and other	110	155	138
	5,129	6,201	5,832
Coming from non-banking financial products
Investment funds	888	943	1,024
Pension funds	170	180	124
Insurance	2,289	2,631	2,433
	3,347	3,754	3,581
Coming from Securities services
Securities underwriting and placement	394	364	283
Securities trading	316	281	251
Administration and custody	336	485	458
Asset management	316	293	305
	1,362	1,423	1,297
Other
Foreign exchange	500	612	546
Financial guarantees	409	521	549
Commitment fees	366	293	291
Other fees and commissions	1,911	2,545	2,568
	3,186	3,971	3,954
	13,024	15,349	14,664

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
42. Commission expense
Commission expense shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.
The detail of commission expense is as follows:

EUR million
	2020	2019	2018
Commissions assigned to third parties	1,856	2,350	1,972
Cards	1,249	1,616	1,358
By collection and return of effects	12	12	11
Other fees assigned	595	722	603
Other commissions paid	1,153	1,220	1,207
Brokerage fees on lending and deposit transactions	26	27	42
Sales of insurance and pension funds	248	232	232
Other fees and commissions	879	961	933
	3,009	3,570	3,179
43. Gains or losses on financial assets and liabilities
Gains/losses on financial assets and liabilities includes the amount of the 'Other comprehensive income of financial instruments', except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.
a) Breakdown
The detail, by origin, of Gains/losses on financial assets and liabilities:

EUR million
	2020	2019	2018
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net	1,107	1,136	604
Financial assets at amortized cost	(31)	308	39
Other financial assets and liabilities	1,138	828	565
Of which debt instruments	1,179	804	563
Gains or losses on financial assets and liabilities held for trading, net*	3,211	1,349	1,515
Gains or losses on non-trading financial assets and liabilities mandatory at fair value through profit or loss	82	292	331
Gains or losses on financial assets and liabilities measured at fair value through profit or loss, net*	(171)	(286)	(57)
Gains or losses from hedge accounting, net	51	(28)	83
	4,280	2,463	2,476
*    Includes the net result obtained by transactions with debt securities, equity instruments, derivatives and short positions included in this portfolio when the Group jointly manages its risk in these instruments.
As explained in note 44, the above breakdown should be analysed in conjunction with the 'Exchange differences, net':

EUR million
	2020	2019	2018
Exchange differences, net	(2,093)	(932)	(679)
b) Financial assets and liabilities at fair value through profit or loss
The detail of the amount of the asset balances is as follows:

EUR million
	2020	2019	2018
Loans and receivables:	46,589	59,624	56,323
Central banks	9,481	6,473	9,226
Credit institutions	12,139	21,649	23,099
Customers	24,969	31,502	23,998
Debt instruments	41,573	36,402	36,609
Equity instruments	12,849	15,787	12,198
Derivatives	67,137	63,397	55,939
	168,148	175,210	161,069
Grupo Santander mitigates and reduces this exposure as follows:
•With respect to derivatives, the Group has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment.
At 31 December 2020 the exposure to credit risk of the derivatives presented in the balance sheet is not significant because they are subject to netting and collateral agreements (see note 2.f).
•Loans and advances to credit institutions and Loans and advances to customers included reverse repos amounting to EUR 25,856 million at 31 December 2020.
Also, mortgage-backed assets totalled EUR 1,656 million.
•Debt instruments include EUR 35,789 million of Spanish and foreign government securities.
At 31 December 2020 the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material.

Annual report 2020	Contents
The detail of the amount of the liability balances is as follows:

EUR million
	2020	2019	2018
Deposits	43,598	57,111	65,304
Central banks	2,490	12,854	14,816
Credit institutions	6,765	9,340	10,891
Customer	34,343	34,917	39,597
Marketable debt securities	4,440	3,758	2,305
Short positions	16,698	14,123	15,002
Derivatives	64,469	63,016	55,341
Other financial liabilities	—	126	449
	129,205	138,134	138,401
At 31 December 2020, the amount of the change in the fair value of financial liabilities at fair value through profit or loss attributable to changes in their credit risk during the year is not material.
In relation to liabilities designated at fair value through profit or loss where it has been determined at initial recognition that the credit risk is recorded in accumulated 'Other comprehensive income' (see 'Statement of recognised income and expense') the amount that the Group would be contractually obliged to pay on maturity of these liabilities at 31 December 2020 is EUR 119 million lower than their carrying amount (EUR 26 million at 31 December 2019 and EUR 32 million at 31 December 2018).
44. Exchange differences, net
Exchange differences shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency.
The Group manages the currencies to which it is exposed together with the arrangement of derivative instruments and, accordingly, the changes in this line item should be analysed together with those recognised under 'Gains/losses on financial assets and liabilities' (see note 43).
45. Other operating income and expenses
Other operating income and Other operating expenses in the consolidated income statements include:

EUR million
	2020	2019	2018
Insurance activity	210	120	51
Income from insurance and reinsurance contracts issued	1,452	2,534	3,175
Of which:
Insurance and reinsurance premium income	1,349	2,404	3,011
Reinsurance income (note 15)	103	130	164
Expenses of insurance and reinsurance contracts	(1,242)	(2,414)	(3,124)
Of which:
Claims paid, other insurance-related expenses and net provisions for insurance contract liabilities	(1,063)	(2,183)	(2,883)
Reinsurance premiums paid	(179)	(231)	(241)
Other operating income	1,920	1,797	1,643
Non- financial services	362	379	367
Other operating income	1,558	1,418	1,276
Other operating expense	(2,342)	(2,138)	(2,000)
Non-financial services	(350)	(351)	(270)
Other operating expense:	(1,992)	(1,787)	(1,730)
Of which, credit institutions deposit guarantee fund and single resolution fund	(1,005)	(911)	(895)
	(212)	(221)	(306)
Most of Banco Santander’s insurance activity is carried on in life insurance.
The amount of the Group recognises in relation to income from sub-leases of rights of use is not material.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
46. Staff costs
a) Breakdown
The detail of Staff costs is as follows:

EUR million
	2020	2019	2018
Wages and salaries	8,095	9,020	8,824
Social Security costs	1,277	1,426	1,412
Additions to provisions for defined benefit pension plans (note 25)	76	72	84
Contributions to defined contribution pension funds	283	292	287
Other Staff costs	1,052	1,331	1,258
	10,783	12,141	11,865
b) Headcount
The average number of employees in the Group and Banco Santander, S.A., by professional category, was as follows:

Average number of employees
	2020	2019	2018
Banco Santander, S.A.:
Senior management	21	20	22
Other line personnel	26,527	29,147	30,399
	26,548	29,167	30,421
Rest of Spain	8,878	8,269	7,944
Santander UK plc	16,790	17,961	18,757
Santander Brasil	44,554	47,253	46,645
Other companies*	97,121	98,464	98,062
	193,891	201,114	201,829
*    Does not include staff affected by discontinued operations.

The number of employees, at the end of 2020, 2019 and 2018, was 191,189, 196,419 and 202,713, respectively.

Annual report 2020	Contents
The functional breakdown (final employment), by gender, at 31 December, 2020 is as follows:

Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women
Europe	1,115	365	7,350	4,290	32,937	41,998
North America	228	50	956	453	15,816	20,875
South America	320	101	3,246	2,257	26,614	32,218
	1,663	516	11,552	7,000	75,367	95,091
The same information, expressed in percentage terms at 31 December, 2020 is as follows:

Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women
Europe	75%	25%	63%	37%	44%	56%
North America	82%	18%	68%	32%	43%	57%
South America	76%	24%	59%	41%	45%	55%
	76%	24%	62%	38%	44%	56%
The labour relations between employees and the various Group companies are governed by the related collective agreements or similar regulations.
The number of employees in the Group with disabilities, distributed by professional categories, at 31 December 2020, is as follows:

Number of employees*
2020
Senior management	7
Management	110
Collaborators	3,460
3,577
*    An employee with disabilities is considered to be a person who is recognised by the State or the company in each jurisdiction where the Group operates and that entitles them to receive direct monetary assistance, or other types of aid such as, for example, reduction of their taxes. In the case of Spain, employees with disabilities have been considered to be those with a degree of disabilities greater than or equal to 33%. The amount does not include employees in Mexico.
The number of Group employees with disabilities at 2019 and 2018, was 3,584 and 3,436, respectively, (not including Mexico in 2019 and the United States in 2018).
Likewise, the average number of employees of Banco Santander, S.A. with disabilities, equal to or greater than 33%, during 2020 was 319 (318 and 241 employees during 2019 and 2018). At the end of fiscal year 2020, there were 317 employees (295 and 304 employees at 31 December, 2019 and 2018, respectively).
c) Share-based payments
The main share-based payments granted by the Group in force at 31 December, 2020, 2019 and 2018 are described below.
i. Bank
The variable remuneration policy for the Bank’s executive directors and certain executive personnel of the Bank and of other Group companies includes Bank share-based payments, the implementation of which requires, in conformity with the law and the Bank’s Bylaws, specific resolutions to be adopted by the general meeting.
Were it necessary or advisable for legal, regulatory or other similar reasons, the delivery mechanisms described below may be adapted in specific cases without altering the maximum number of shares linked to the plan or the essential conditions to which the delivery thereof is subject.
These adaptations may involve replacing the delivery of shares with the delivery of cash amounts of an equal value.
The plans that include share-based payments are as follows: (i) Deferred and Conditional Variable Remuneration Plan; (ii) Performance Shares Plan (iii) Deferred Multiyear Objectives Variable Remuneration Plan; (iv) Digital Transformation Award. The characteristics of the plans are set forth below:

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Deferred variable remuneration systems	Description and plan beneficiaries	Conditions	Calculation Base
(i) Deferred and conditional variable remuneration plan (2015, 2016, 2017, 2018, 2019 and 2020)
The purpose of these cycles is to defer a portion of the variable remuneration of the beneficiaries over a period of three years for the sixth cycles, and over three or five years for the fifth, seventh, eighth, ninth and tenth cycles, for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

Beneficiaries:
•Executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees who assume risks (fifth cycle)

•In the case of the sixth, seventh, eighth, ninth and tenth cycle, the beneficiaries are Material Risk Takers (Identified staff) that are not beneficiaries of the Deferred Multiyear Objectives Variable Remuneration Plan.

For the fifth and sixth cycles (2015 to 2016), the accrual of deferred compensation is conditioned, in addition to the requirement that the beneficiary remains in the Group's employ, with the exceptions included in the plan regulations upon none of the following circumstances existing during the period prior to each of the deliveries, pursuant to the provisions set forth in each case in the plan regulations:
i.Poor financial performance of the Group.
ii. breach by the beneficiary of internal regulations, including, in particular, those relating to risks.
iii.material restatement of the Group's consolidated financial statements, except when it is required pursuant to a change in accounting standards.
iv.Significant changes in the Group’s economic capital or risk profile
In the case of the seventh, eight, ninth and tenth cycles (2017 to 2020), the accrual of deferred compensation is conditioned, in addition to the permanence of the beneficiary in the Group, with the exceptions contained in the plan's regulations, to no assumptions in which there is a poor performance of the entity as a whole or of a specific division or area of the entity or of the exposures generated by the personnel, and at least the following factors must be considered:
v.significant failures in risk management committed by the entity , or by a business unit or risk control unit.
vi.the increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures.
vii.Regulatory sanctions or judicial sentences for events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity.
viii.Irregular behaviours, whether individual or collective, considering in particular the negative effects derived from the marketing of inappropriate products and the responsibilities of the persons or bodies that made those decisions.

Fifth cycles (2015):
•Executive directors and members of the Identified Staff with total variable remuneration higher than 2.6 million euros: 40% paid immediately and 60% deferred over 3 years (fourth cycle) or 5 years (fifth cycle).
•Division managers, country heads, other executives of the Group with a similar profile and members of the Identified Staff with total variable remuneration between 1.7 million euros (1.8 million in fourth cycle) and 2.6 million euros: 50% paid immediately and 50% deferred over 3 years (fourth cycle) or 5 years (fifth cycle)
•Other beneficiaries: 60% paid immediately and 40% deferred over 3 years.

Sixth cycle (2016):
•60% of bonus will be paid immediately and 40% deferred over a three year period.

Seventh, eight, ninth and tenth cycle (2017, 2018, 2019 and 2020):
•Beneficiaries of these plans with target total variable remuneration higher or equal to 2.7 million euros: 40% paid immediately and 60% deferred over 5 years
•Beneficiaries of these plans with target total variable remuneration between 1.7 million euros and 2.7 million euros: 50% paid immediately and 50% paid over 5 years
•Other beneficiaries of these plans: 60% paid immediately and 40% deferred over 3 years.

(ii) Performance shares plans (2014 and 2015)
The purpose is to instrument a portion of the variable remuneration of the executive directors and other members of the Identified Staff, consisting of a long-term incentive (ILP) in shares based on the Bank's performance over a multiannual period. In addition, the second cycle also applies to other Bank employees not included in the Identified Staff or Material Risk Takers, in respect of whom it is deemed appropriate that the potential delivery of Bank shares be included in their remuneration package in order to better align the employee's interests with those of the Bank.

Beneficiaries
i. Executive Directors and senior managers
ii. Other Material Risk Takers or Identified Staff
iii. Other beneficiaries

In addition to the requirement that the beneficiary remains in the Group's employ, with the exceptions included in the plan regulations, the delivery of shares to be paid on the ILP payment date based on compliance with the related multiannual target is conditional upon none of the following circumstances existing, in the opinion of the board of directors, subject to a proposal of the remuneration committee, during the period prior to each delivery:
i.Poor financial performance of the Group;
ii. breach by the beneficiary of internal regulations, including, in particular, those relating to risks.
iii.material restatement of the Group's consolidated financial statements, except when it is required pursuant to a change in accounting standards.
iv.significant changes in the Group's economic capital or risk profile.
For the second cycle (2015), based on the maximum benchmark value (20%), at the proposal of the remuneration committee, the Board of Directors will set the maximum number of shares, the value in euros of which is called the "Agreed-upon Amount of the ILP", taking into account (i) the Group's earnings per share (EPS) and (ii) the Group's return on tangible equity (RoTE) for 2015 with respect to those budgeted for the year.
For the second cycle (2015), the basis of calculation is the fulfilment of the following objectives:
Relative performance of the earning per share growth (EPS) growth of the Santander Group for the 2015-2017 period compared to a peer group of 17 credit institutions.
RoTE of the Santander Group for financial year 2017
Employee satisfaction, measured by whether or not the corresponding Group company is included in the "top 3" of the best banks to work for.
number of principal markets in which Santander is in the op 3 top the best banks on the customer satisfaction index in 2017
Retail loyal clients
SME and corporate loyal clients

As a result of the process described above the board of directors approved, further to a proposal from the remuneration committee, a 65.67% achievement for the plan. This plan terminated in 2019.

Annual report 2020	Contents

Deferred variable remuneration systems	Description and plan beneficiaries	Conditions	Calculation Base
(iii)Deferred Multiyear Objectives Variable Remuneration Plan (2016, 2017, 2018, 2019 and 2020)
The aim is simplifying the remuneration structure, improving the ex ante risk adjustment and increasing the impact of the long-term objectives on the Group’s most relevant roles. The purpose of these cycles is to defer a portion of the variable remuneration of the beneficiaries over a period of three or five years, for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below. The accrual of the last third of the deferral (in the case of 3 years deferral) of the last three fifths (in the case of 5 years deferral) is also subject to long-term objectives.

Beneficiaries
Executive directors, senior managers and certain executives of the Group’s first lines of responsibility.

In 2016 the accrual is conditioned, in addition to the permanence of the beneficiary in the Group, with the exceptions contained in the plan’s regulations that none of The following circumstances during the period prior to each of the deliveries in the terms set forth in each case in the plan’s regulations:
i.Poor performance of the Group.
ii.breach by the beneficiary of the internal regulations, including in particular that relating to risks.
iii.material restatement of the Group’s consolidated financial statements, except when appropriate under a change in accounting regulations.
iv.Significant changes in the Group’s economic capital or risk profile.
In 2017, 2018, 2019 and 2020 the accrual is conditioned, in addition to the beneficiary permanence in the Group, with the exceptions contained in the plan’s regulations, to the non-occurrence of instances of poor financial performance from the entity as a whole or of a specific division or area thereof or of the exposures generated by the personnel, at least the following factors must be considered:
v.Significant failures in risk management committed by the entity, or by a business unit or risk control unit.
vi.the increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures.
vii.Regulatory sanctions or court rulings for events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity.
viii.Irregular behaviours, whether individual or collective, considering in particular negative effects derived from the marketing of inappropriate products and responsibilities of persons or bodies that made those decisions.
Paid half in cash and half in shares.
The maximum number of shares to be delivered is calculated by taking into account the weighted average daily volume of weighted average prices for the fifteen trading sessions prior to the previous Friday (excluding) on the date on which the board decides the bonus for the Executive directors of the Bank.

First cycle (2016):
•Executive directors and members of the Identified Staff with total variable remuneration higher than or equal to 2.7 million euros: 40% paid immediately and 60% deferred over a 5 year period.
•Senior managers, country heads of countries representing at least 1% of the Group´s capital and other members of the identified staff whose total variable remuneration is between 1.7 million and 2.7 million euros: 50% paid immediately and 50% deferred over a5 year period.
•Other beneficiaries: 60% paid immediately and 40% deferred over a 3 year period.

The second, third and fourth cycles (2017, 2018 and 2019, respectively) are under the aforementioned deferral rules, except that the variable remuneration considered is the target for each executive and not the actual award.

In 2016 the metrics for the deferred portion subject to long-term objectives (last third or last three fifths, respectively, for the cases of three year and five year deferrals) are:
•Earnings per share (EPS) growth in 2018 over 2015.
•Relative Total Shareholder Return (TSR) in the 2016-2018 period measured against a group of credit institutions.
•Compliance with the fully-loaded common equity tier 1 (“CET1”) ratio target for financial year 2018.
•Compliance with Santander Group’s underlying return on risk-weighted assets (“RoRWA”) growth target for financial year 2018 compared to financial year 2015.

In the second, third and fourth cycle (2017, 2018 and 2019) the metrics for the deferred portion subject to long-term objectives (last third or last three fifths, respectively, for the cases of three year and five year deferrals) are:
•EPS growth in 2019, 2020, 2021 and 2022 (over 2016, 2017, 2018 and 2019, for each respective cycle)
•Relative Total Shareholder Return (TSR) measured against a group of 17 credit institutions (second and third cycles) in the periods 2017-2019 and 2018.-2019, respectively, and against a group of 9 entities (fourth and fifth cycle) for the 2019-2021 and 2020-2022 period.
•Compliance with the fully-loaded common equity tier 1 (“CET1”) ratio target for financial years 2019, 2020, 2021 and 2022, respectively.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Deferred variable remuneration systems	Description and plan beneficiaries	Conditions	Calculation Base
(iv) Digital Transformation Award (2019 y 2020)	The 2019 and 2020 Digital Transformation Incentive (the “Digital Incentive”) is a variable remuneration system that includes the delivery of Santander shares and share options.

The aim of the Digital Incentive is to attract and retain the critical skill sets to support and accelerate the digital transformation of the Group. By means of this program, the Group offers a remuneration element which is competitive with the remuneration systems offered by other market operators who also compete for digital talent.

The number of beneficiaries is limited to a maximum of 250 employees and the total amount of the incentive is limited to 30 million euros.
The funding of this incentive is subject to meeting important milestones that are aligned with the Group´s digital roadmap and have been approved by the board of directors, taking into account the digitalization strategy of the Group, with the aim of becoming the best open, responsible global financial services platform.

Performance of incentive shall be measured based on achievement of the following milestones:
1.Launch of a Global Trade Services (GTS) platform.
2.Launch of a Global Merchant Services (GMS) platform.
3.Migration of our fully digital bank, OpenBank, to a "next generation" platform and launch in 3 markets.
4.Extension of SuperDigital in Brazil to at least one other country.
5.Launch of our international payments app based on blockchain Pago FX to non-Santander customers.

The milestones for the 2020 Digital Transformation Award were: (i) rolling out the global merchant services (GMS) platform in 3 new geographies, enhancing the platform functionality and achieving volume targets for transactions and participating merchants; (ii) doing the commercial rollout of the global trade services (GTS) platform in 8 new geographies, enhancing platform functionality, and achieving volume targets for on-boarded clients and monthly active users; (iii) launching OpenBank in a new market and migrating the retail banking infrastructure to “new-mode” bank; (iv) launch the global platform SuperDigital in at least 4 countries, driving target active user growth; (v) deploying machine learning across pre-defined markets for 4 priority use cases, rolling out Conversion Rate Optimization (Digital marketing) for at least 40 sales programs, delivering profit targets, and driving reduction of agent handled calls in contact centers; (vi) successfully implementating initiatives related to on-board and identity services, common API (application programming interface) layer, payment hubs, mobile app for SMEs and virtual assistant services; and (vii) launching the PagoFX global platform in at least 4 countries.

Any delivery of shares, either directly or via exercise of options overs shares, will be subject generally to the Group’s general malus & clawback provisions as described in the Group’s remuneration policy and to the continuity of the beneficiary within the Santander Group. In this regard, the board may define specific rules for non-Identified Staff

The Digital Incentive is structured 50% in Santander shares and 50% in options over Santander shares, taking into account the fair value of the option at the moment in which they are granted. For Material Risk Takers subject to five year deferrals, the Digital Incentive (shares and options over shares) shall be delivered in thirds, on the third, fourth and fifth anniversary from their granting. For Material Risk Takers subject to three year deferrals and employees not subject to deferrals, delivery shall be done on the third anniversary from their granting.

Vested share options can be exercised until maturity, with all options lapsing after ten years and eight years from granting for the 2019 and 2020 incentive, respectively.

Annual report 2020	Contents
ii. Santander UK plc
The long-term incentive plans on shares of the Bank granted by management of Santander UK plc to its employees are as follows:

	Number of shares (in thousand)	Exercise price in pounds sterling*	Year granted	Employee group	Number of persons**	Date of commencement of exercise period	Date of expiry of exercise period
Plans outstanding at 01/01/2018	27.201
Options granted (sharesave)	6,210	3.46	2018	Employees	4,880	01/11/18	01/11/21
						01/11/18	01/11/23
Options exercised	(3,340)	3.16
Options cancelled (net) or not exercised	(3,233)	3.76
Plans outstanding at 31/12/2018	26,838
Options granted (sharesave)	9,594	2.83	2019	Employees	5,606	01/11/19	01/11/22
						01/11/19	01/11/24
Options exercised	(7,978)	2.83
Options cancelled (net) or not exercised	(5,081)	3.42
Plans outstanding at 31/12/2019	23,373
Options granted (sharesave)	11,642	1.65	2020	Employees	5,012	11/01/20	11/01/23
						11/01/20	11/01/25
Options exercised	(860)	2.75
Options cancelled (net) or not exercised	(12,993)	2.96
Plans outstanding at 31/12/2020	21,162
*At 31 December, 2020, 2019 and 2018, the euro/pound sterling exchange rate was EUR 1.1168 GBP 1, EUR 1.1754 GBP 1; EUR 1.1179 GBP 1, respectively.
**Number of accounts/contracts. A single employee may have more than one account/contract.
In 2008 the Group launched a voluntary savings scheme for Santander UK employees (Sharesave Scheme) whereby employees who join the scheme see deducted between GBP 5 and GBP 500 from their net monthly pay over a period of three or five years. At the end of the chosen period, the employee may choose between collecting the amount contributed, the interest accrued and a bonus (tax-exempt in the United Kingdom) or exercising options on shares of the Bank in an amount equal to the sum of such three amounts at a fixed price. The exercise price will be the result of reducing by up to 20% the average purchase and sale prices of the Bank shares in the three trading sessions prior to the approval of the scheme by the UK tax authorities (HMRC). This approval must be received within 21to 41 days following the publication of the Group’s results for the first half of the year. This scheme was approved by the Board of Directors, at the proposal of the appointments and remuneration committee, and, since it involved the delivery of Bank shares, its application was authorized by the Annual General Meeting held on June 21, 2008. Also, the scheme was authorized by the UK tax authorities (HMRC) and commenced in September 2008. In subsequent years, at the Annual General Meetings held on June 19, 2009, June 11, 2010, June 17, 2011, March 30, 2012, March 22, 2013, March 28, 2014, March 27, 2015, March 18, 2016, April 7, 2017, March 23, 2018, April 12, 2019, and April 3, 2020 respectively, the shareholders approved the application of schemes previously approved by the board and with similar features to the scheme approved in 2008.
iii. Fair value
The fair value of the performance share plans was calculated as follows:
a) Deferred variable compensation plan linked to multi-year objectives 2018, 2019 and 2020:
The Group calculates at the grant date the fair value of the plan based on the valuation report of an independent expert, Willis Towers Watson. According to the design of the plan for 2018, 2019 and 2020 and the levels of achievement of similar plans in comparable entities, the expert concludes that the reasonable range for estimating the initial achievement ratio is around 60%-80%. It has been considered that the fair value is 70% of the maximum.
b) Santander UK sharesave plans:
The fair value of each option at the date of grant is estimated using a partial differentiation equation model. This model uses assumptions on the share price, the EUR/GBP FX rate, the risk free interest rate, dividend yields, the expected volatility of the underlying shares and the expected lives of options granted. The weighted average grant-date fair value of options granted during the year was GBP 0.21 (GBP 0.49 and GBP 0.53 in 2019 and 2018, respectively).

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
47. Other general administrative expenses
a) Breakdown
The detail of Other general administrative expenses is as follows:

EUR million
	2020	2019	2018
Property, fixtures and supplies (note 2.k)	827	975	1,968
Technology and systems	2,119	2,161	1,550
Technical reports	672	677	707
Advertising	523	685	646
Taxes other than income tax	537	522	557
Communications	473	518	527
Surveillance and cash courier services	325	416	405
Per diems and travel expenses	73	226	225
Insurance premiums	88	86	76
Other administrative expenses	1,900	1,872	1,828
	7,537	8,138	8,489
The payments associated with short-term leases (leases less than or equal to 12 months) and leases of low-value assets, that the Group recognises as an expense in the income statement is not material.
b) Technical reports and other
Technical reports includes the fees paid by the various Group companies (detailed in the accompanying appendices) for the services provided by their respective auditors, the detail being as follows:

EUR million
	2020	2019	2018
Audit fees	95.8	102.4	93.9
Audit-related fees	6.0	7.8	6.8
Tax fees	0.8	0.7	0.9
All other fees	1.2	2.3	3.4
Total	103.8	113.2	105.0
The 'Audit fees' heading includes mainly, audit fees for the Banco Santander, S.A. individual and consolidated financial statements, as the case may be, of the companies forming part of the Group, the integrated audits prepared for the annual report filling in the Form 20-F required by the U.S. Securities and Exchange Commission (SEC) for those entities currently required to do so, the internal control audit (SOx) for those required entities, the audit of the consolidated financial statements as of 30 June and, the regulatory reports required by the auditor corresponding to the different locations of Grupo Santander.
The main concepts included in 'Audit-related fees' correspond to aspects such as the issuance of Comfort letters, or other reviews required by different regulations in relation to aspects such as, for example, Securitization.
The services commissioned from the Group's auditors meet the independence requirements stipulated by the Audit Law, the US SEC rules and the Public Company Accounting Oversight Board (PCAOB), applicable to the Group, and they did not involve in any case the performance of any work that is incompatible with the audit function.
Lastly, the Group commissioned services from audit firms other than PwC amounting to EUR 172.4 million in 2020 (EUR 227.6 million and EUR 173.9 million in 2019 and 2018, respectively).
The Audit fees and Audit-related fees caption includes the fees corresponding to the audit for the year, regardless of the date on which the audit was completed. In the event of subsequent adjustments, which are not significant in any case, and for purposes of comparison, they are presented in this note in the year to which the audit relates. The rest of the services are presented according to their approval by the Audit Committee.
c) Number of branches
The number of offices at 31 December 2020, 2019 and 2018 is as follows:

Number of branches
	Group
	2020	2019	2018
Spain	2,989	3,286	4,427
Group	8,247	8,666	8,790
	11,236	11,952	13,217

Annual report 2020	Contents
48. Gains or losses on non financial assets, net
The detail of Gains/ (losses) on disposal of assets not classified as non-current assets held for sale is as follow:

EUR million
	2020	2019	2018
Gains:
Tangible and intangible assets	89	131	124
Investments	60	1,219	2
Of which:
Custody Business (note 3)	—	989	—
Prisma	—	194	—
	149	1,350	126
Losses:
Tangible and intangible assets	(34)	(55)	(92)
Investments	(1)	(4)	(6)
	(35)	(59)	(98)
	114	1,291	28
49. Gains or losses on non-current assets held for sale not classified as discontinued operations
The detail of Gains/(losses) on non-current assets held for sale not classified as discontinued operations is as follows:

EUR million
Net balance	2020	2019	2018
Tangible assets	(171)	(232)	(123)
Impairment	(215)	(146)	(259)
Gain (loss) on sale	44	(86)	136
Other gains and other losses	—	—	—
	(171)	(232)	(123)

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
50. Other disclosures
a) Residual maturity periods and interest rates
The detail, by maturity, of the balances of certain items in the consolidated balance sheet and the interest rate of the outstanding balances at year-end is presented below:

	31 December 2020
	EUR million
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total	Interest rate
Assets
Cash, cash balances at Central Banks and other deposits on demand	153,839	—	—	—	—	—	—	153,839	(0.06)%
Financial assets at fair value through other comprehensive income	—	6,664	4,420	7,738	19,923	21,302	58,123	118,170
Debt instruments	—	6,664	4,244	7,019	18,365	19,969	52,642	108,903	2.96%
Loans and advances	—	—	176	719	1,558	1,333	5,481	9,267
Customers	—	—	176	719	1,558	1,333	5,481	9,267	2.05%
Financial assets at amortized cost	51,513	57,047	60,288	109,561	150,399	120,376	409,194	958,378
Debt instruments	—	2,857	1,327	5,760	3,059	5,257	7,818	26,078	2.53%
Loans and advances	51,513	54,190	58,961	103,801	147,340	115,119	401,376	932,300
Central banks	—	10,762	—	—	673	—	1,064	12,499	2.32%
Credits institutions	21,337	4,405	4,545	3,910	3,207	34	400	37,838	2.14%
Customers	30,176	39,023	54,416	99,891	143,460	115,085	399,912	881,963	3.67%
	205,352	63,711	64,708	117,299	170,322	141,678	467,317	1,230,387	3.04%
Liabilities
Financial liabilities at amortized cost	640,613	84,875	90,394	93,296	175,238	80,041	83,731	1,248,188
Deposits	632,305	64,630	67,707	61,142	109,856	32,464	22,287	990,391
Central banks	150	5,204	5,295	3,216	83,112	15,827	—	112,804	(0.44)%
Credit institutions	14,370	7,158	15,227	9,940	5,618	5,934	4,373	62,620	1.62%
Customer deposits	617,785	52,268	47,185	47,986	21,126	10,703	17,914	814,967	0.64%
Marketable debt securities* **	—	14,981	18,276	30,994	59,526	47,143	59,909	230,829	1.94%
Other financial liabilities	8,308	5,264	4,411	1,160	5,856	434	1,535	26,968
	640,613	84,875	90,394	93,296	175,238	80,041	83,731	1,248,188	0.82%
Difference (assets less liabilities)	(435,261)	(21,164)	(25,686)	24,003	(4,916)	61,637	383,586	(17,801)
*Includes promissory notes, certificates of deposit and other short-term debt issues.
**See breakdown by type of debt (subordinated debt, senior unsecured debt, senior secured debt, notes and other securities) (see note 22).
Grupo Santander’s net borrowing position with the European Central Bank (ECB) was EUR 13,494 million at 31 December 2020, mainly because in last period the Group borrowed funds under the ECB's targeted longer-term refinancing operations (LTRO, TLTRO) programme. (see note 20).
Grupo Santander has accounted as "On demand", those financial liabilities assumed, in which the counterparty may require the payments.
In addition, when Grupo Santander is committed to have amounts available in different maturity periods, these amounts have been accounted for in the first year, in which they may be required.
Additionally, for issued financial guarantee contracts, the Group has recorded the maximum amount of the financial guarantee issued, in the first year in which the guarantee could be executed.

Annual report 2020	Contents

	31 December 2019
	EUR million
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total	Interest rate
Assets
Cash, cash balances at Central Banks and other deposits on demand	101,067	—	—	—	—	—	—	101,067	0.37%
Financial assets at fair value through other comprehensive income	—	6,933	2,704	7,689	19,101	17,989	68,429	122,845
Debt instruments	—	6,879	2,699	7,554	17,489	17,063	66,721	118,405	3.07%
Loans and advances	—	54	5	135	1,612	926	1,708	4,440
Customers	—	54	5	135	1,612	926	1,708	4,440	1.84%
Financial assets at amortized cost	51,702	73,890	76,229	116,511	150,365	103,584	423,201	995,482
Debt instruments	—	1,563	1,847	3,073	2,549	3,642	17,115	29,789	3.23%
Loans and advances	51,702	72,327	74,382	113,438	147,816	99,942	406,086	965,693
Central banks	—	17,086	—	—	—	—	1,388	18,474	4.78%
Credits institutions	17,665	6,223	4,602	7,435	3,963	428	627	40,943	1.04%
Customers	34,037	49,018	69,780	106,003	143,853	99,514	404,071	906,276	4.85%
	152,769	80,823	78,933	124,200	169,466	121,573	491,630	1,219,394	4.12%
Liabilities
Financial liabilities at amortized cost	619,003	99,203	88,546	159,120	134,799	61,282	68,792	1,230,745
Deposits	607,051	76,101	61,627	111,190	64,781	14,224	7,443	942,417
Central banks	99	462	64	33,229	28,424	190	—	62,468	(0.12)%
Credit institutions	23,526	14,494	18,922	14,245	9,327	5,668	4,319	90,501	2.97%
Customer deposits	583,426	61,145	42,641	63,716	27,030	8,366	3,124	789,448	0.91%
Marketable debt securities*	—	16,008	22,569	47,808	65,545	46,577	59,712	258,219	2.38%
Other financial liabilities	11,952	7,094	4,350	122	4,473	481	1,637	30,109
	619,003	99,203	88,546	159,120	134,799	61,282	68,792	1,230,745	1.29%
Difference (assets less liabilities)	(466,234)	(18,380)	(9,613)	(34,920)	34,667	60,291	422,838	(11,351)
*Includes promissory notes, certificates of deposit and other short-term debt issues.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	31 December 2018
	EUR million
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total	Average interest rate
Assets
Cash, cash balances at Central Banks and other deposits on demand	113,663	—	—	—	—	—	—	113,663	0.11%
Financial assets at fair value through other comprehensive income	1,886	6,023	3,329	12,873	19,432	10,705	64,172	118,420
Debt instruments	487	6,022	3,328	12,830	19,415	10,661	64,076	116,819	3.11%
Loans and advances	1,399	1	1	43	17	44	96	1,601
Customers	1,399	1	1	43	17	44	96	1,601	1.41%
Financial assets at amortized cost	46,247	56,818	71,627	102,036	134,697	107,921	426,753	946,099
Debt instruments	16	1,534	1,319	6,646	2,474	1,783	23,924	37,696	3.30%
Loans and advances	46,231	55,284	70,308	95,390	132,223	106,138	402,829	908,403
Central banks	—	23	—	4	—	—	15,574	15,601	6.07%
Credit institutions	10,092	5,389	6,711	6,003	5,314	947	1,024	35,480	1.66%
Customers	36,139	49,872	63,597	89,383	126,909	105,191	386,231	857,322	4.96%
	161,796	62,841	74,956	114,909	154,129	118,626	490,925	1,178,182	4.17%
Liabilities
Financial liabilities at amortized cost	545,284	87,782	93,293	127,522	182,670	56,927	78,152	1,171,630
Deposits	536,134	74,440	67,406	91,958	107,459	18,833	6,871	903,101
Central banks	304	2,130	2,629	507	64,433	2,520	—	72,523	(0.22)%
Credit institutions	15,341	13,413	24,724	16,384	8,759	6,412	4,646	89,679	2.19%
Customer deposits	520,489	58,897	40,053	75,067	34,267	9,901	2,225	740,899	0.90%
Marketable debt securities*	237	11,347	18,817	33,536	71,805	37,919	70,653	244,314	2.59%
Other financial liabilities	8,913	1,995	7,070	2,028	3,406	175	628	24,215
	545,284	87,782	93,293	127,522	182,670	56,927	78,152	1,171,630	1.27%
Difference (assets less liabilities)	(383,488)	(24,941)	(18,337)	(12,613)	(28,541)	61,699	412,773	6,552
*Includes promissory notes, certificates of deposit and other short-term debt issues.

Annual report 2020	Contents
The detail of the undiscounted contractual maturities of the existing financial liabilities at amortised cost at 31 December 2020, 2019 and 2018 is as follows:

	31 December 2020
	EUR million
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortized cost
Deposits	629,043	62,872	67,567	60,465	108,326	32,260	22,228	982,761
Central banks	150	5,204	5,293	3,217	82,803	15,827	—	112,494
Credit institutions	14,334	7,158	15,209	9,606	5,031	5,903	4,333	61,574
Customer	614,559	50,510	47,065	47,642	20,492	10,530	17,895	808,693
Marketable debt securities	—	15,298	19,009	31,103	58,645	46,118	56,730	226,903
Other financial liabilities	8,308	5,264	4,411	1,160	5,856	434	1,535	26,968
	637,351	83,434	90,987	92,728	172,827	78,812	80,493	1,236,632

	31 December 2019
	EUR million
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortized cost
Deposits	603,126	75,899	61,107	109,747	63,013	14,027	7,228	934,147
Central banks	99	454	41	32,805	28,255	190	—	61,844
Credit institutions	23,348	14,491	18,810	14,134	8,519	5,478	4,113	88,893
Customer	579,679	60,954	42,256	62,808	26,239	8,359	3,115	783,410
Marketable debt securities	—	16,252	22,912	48,030	64,650	45,830	58,215	255,889
Other financial liabilities	11,952	7,094	4,350	122	4,473	481	1,637	30,109
	615,078	99,245	88,369	157,899	132,136	60,338	67,080	1,220,145
.

	31 December 2018
	EUR million
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortized cost
Deposits	532,915	74,320	67,169	91,766	106,935	18,439	6,540	898,084
Central banks	304	2,126	2,624	896	64,424	2,520	—	72,894
Credit institutions	15,257	13,413	24,698	16,288	8,552	6,085	4,427	88,720
Customer	517,354	58,781	39,847	74,582	33,959	9,834	2,113	736,470
Marketable debt securities	296	11,243	17,359	33,443	71,431	37,409	69,352	240,533
Other financial liabilities	8,913	1,995	7,070	2,028	3,406	175	628	24,215
	542,124	87,558	91,598	127,237	181,772	56,023	76,520	1,162,832

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Below is a breakdown of contractual maturities for the rest of financial assets and liabilities as of 31 December 2020, 2019 and 2018:

	31 December 2020
	EUR million
	Within 1 months	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL ASSETS
Financial assets held for trading	5,760	6,734	27,753	22,473	18,014	34,211	114,945
Derivatives	4,288	5,268	10,044	15,526	13,681	18,330	67,137
Equity instruments	—	—	—	—	—	9,615	9,615
Debt instruments	1,472	1,466	17,709	6,947	4,310	5,990	37,894
Loans and advances	—	—	—	—	23	276	299
Credits institutions	—	—	—	—	3	—	3
Customers	—	—	—	—	20	276	296
Financial assets designated at fair value through profit or loss	12,500	14,834	7,205	3,680	3,933	6,565	48,717
Debt instruments	181	78	162	407	719	1,432	2,979
Loans and advances	12,319	14,756	7,043	3,273	3,214	5,133	45,738
Central banks	343	9,138	—	—	—	—	9,481
Credit institutions	6,935	1,514	2,728	590	12	357	12,136
Customers	5,041	4,104	4,315	2,683	3,202	4,776	24,121
Non-trading financial assets mandatorily at fair value through profit or loss	275	—	—	—	69	4,142	4,486
Equity instruments	—	—	—	—	—	3,234	3,234
Debt instruments	85	—	—	—	—	615	700
Loans and advances	190	—	—	—	69	293	552
Central banks	—	—	—	—	—	—	—
Credits institutions	—	—	—	—	—	—	—
Customers	190	—	—	—	69	293	552
Financial assets at fair value through other comprehensive income	—	—	—	—	—	2,783	2,783
Equity instruments	—	—	—	—	—	2,783	2,783
Hedging derivatives	1,534	469	1,293	1,107	1,083	2,839	8,325
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	173	8	132	205	381	1,081	1,980
TOTAL FINANCIAL ASSETS	20,242	22,045	36,383	27,465	23,480	51,621	181,236

Annual report 2020	Contents

	31 December 2020
	EUR million
	Within 1 months	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	16,754	3,727	6,286	17,635	16,036	20,729	81,167
Derivatives	1,132	3,206	5,800	17,566	16,036	20,729	64,469
Shorts positions	15,622	521	486	69	—	—	16,698
Deposits	—	—	—	—	—	—	—
Central banks	—	—	—	—	—	—	—
Credits institutions	—	—	—	—	—	—	—
Customers	—	—	—	—	—	—	—
Marketable debt securities	—	—	—	—	—	—	—
Other financial liabilities	—	—	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	13,468	1,732	2,228	2,893	1,121	26,596	48,038
Deposits	13,459	1,709	1,954	2,497	518	23,461	43,598
Central banks	841	866	783	—	—	—	2,490
Credits institutions	3,673	112	935	1,493	171	381	6,765
Customers	8,945	731	236	1,004	347	23,080	34,343
Marketable debt securities*	9	23	274	396	603	3,135	4,440
Other financial liabilities	—	—	—	—	—	—	—
Hedging derivatives	2,619	200	588	748	641	2,073	6,869
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	3	6	40	74	64	99	286
TOTAL FINANCIAL LIABILITIES	32,844	5,665	9,142	21,350	17,862	49,497	136,360
*Includes promissory notes, certificates of deposit and other short-term debt issues (see note 22).

	31 December 2020
	EUR million
	Within 1 months	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Memorandum items
Loans commitment granted	104,725	9,496	28,207	47,876	40,458	10,468	241,230
Financial guarantees granted	1,809	852	3,732	4,134	1,169	681	12,377
Other commitments granted	39,205	4,529	10,497	5,101	3,207	1,999	64,538
MEMORANDUM ITEMS	145,739	14,877	42,436	57,111	44,834	13,148	318,145
In the Group’s experience, no outflows of cash or other financial assets take place prior to the contractual maturity date that might affect the information broken down above.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	31 December 2019
	EUR million
	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL ASSETS
Financial assets held for trading	4,864	3,522	19,740	21,603	18,083	40,418	108,230
Derivatives	3,329	2,233	6,552	15,855	14,925	20,503	63,397
Equity instruments	—	—	—	—	—	12,437	12,437
Debt instruments	1,531	1,289	13,188	5,748	3,141	7,144	32,041
Loans and advances	4	—	—	—	17	334	355
Credits institutions	—	—	—	—	—	—	—
Customers	4	—	—	—	17	334	355
Financial assets designated at fair value through profit or loss	24,110	13,167	7,602	5,175	3,878	8,137	62,069
Debt instruments	457	10	81	652	381	1,605	3,186
Loans and advances	23,653	13,157	7,521	4,523	3,497	6,532	58,883
Central banks	1,744	4,729	—	—	—	—	6,473
Credit institutions	13,186	4,946	1,534	1,015	9	959	21,649
Customers	8,723	3,482	5,987	3,508	3,488	5,573	30,761
Non-trading financial assets mandatorily at fair value through profit or loss	272	—	4	11	117	4,507	4,911
Equity instruments	—	—	—	—	—	3,350	3,350
Debt instruments	—	—	—	11	117	1,047	1,175
Loans and advances	272	—	4	—	—	110	386
Central banks	—	—	—	—	—	—	—
Credits institutions	—	—	—	—	—	—	—
Customers	272	—	4	—	—	110	386
Financial assets at fair value through other comprehensive income	—	—	—	—	—	2,863	2,863
Equity instruments	—	—	—	—	—	2,863	2,863
Hedging derivatives	807	86	601	1,646	904	3,172	7,216
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	267	1	24	112	265	1,033	1,702
TOTAL FINANCIAL ASSETS	30,320	16,776	27,971	28,547	23,247	60,130	186,991

Annual report 2020	Contents

	31 December 2019
	EUR million
	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	10,851	3,427	7,130	17,244	16,905	21,582	77,139
Derivatives	2,672	1,973	6,591	16,965	16,023	18,792	63,016
Shorts positions	8,179	1,454	539	279	882	2,790	14,123
Deposits	—	—	—	—	—	—	—
Central banks	—	—	—	—	—	—	—
Credits institutions	—	—	—	—	—	—	—
Customers	—	—	—	—	—	—	—
Marketable debt securities	—	—	—	—	—	—	—
Other financial liabilities	—	—	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	21,929	2,259	5,307	3,565	1,450	26,485	60,995
Deposits	21,904	2,225	4,909	2,429	780	24,864	57,111
Central banks	8,831	1,228	2,795	—	—	—	12,854
Credits institutions	4,133	521	1,857	2,132	11	686	9,340
Customers	8,940	476	257	297	769	24,178	34,917
Marketable debt securities	14	34	398	1,021	670	1,621	3,758
Other financial liabilities	11	—	—	115	—	—	126
Hedging derivatives	1,997	337	848	678	528	1,660	6,048
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	3	6	26	53	59	122	269
TOTAL FINANCIAL LIABILITIES	34,780	6,029	13,311	21,540	18,942	49,849	144,451

	31 December 2019
	EUR million
	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Memorandum items
Loans commitment granted	98,630	16,529	30,370	37,097	48,072	10,481	241,179
Financial guarantees granted	2,176	1,791	5,626	1,933	1,364	760	13,650
Other commitments granted	44,950	3,052	9,957	4,606	4,132	2,198	68,895
MEMORANDUM ITEMS	145,756	21,372	45,953	43,636	53,568	13,439	323,724

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	31 December 2018
	EUR million
	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL ASSETS
Financial assets held for trading	4,512	3,564	6,793	22,084	19,350	36,576	92,879
Derivatives	2,691	3,165	899	15,189	14,098	19,897	55,939
Equity instruments	—	—	—	—	—	8,938	8,938
Debt instruments	1,821	399	5,894	6,895	5,252	7,539	27,800
Loans and advances	—	—	—	—	—	202	202
Credits institutions	—	—	—	—	—	—	—
Customers	—	—	—	—	—	202	202
Financial assets designated at fair value through profit or loss	21,598	13,045	5,625	5,215	4,065	7,912	57,460
Debt instruments	604	7	304	727	348	1,232	3,222
Loans and advances	20,994	13,038	5,321	4,488	3,717	6,680	54,238
Central banks	1,211	5,433	2,582	—	—	—	9,226
Credit institutions	14,587	4,131	778	1,327	579	1,695	23,097
Customers	5,196	3,474	1,961	3,161	3,138	4,985	21,915
Non-trading financial assets mandatorily at fair value through profit or loss	3,215	346	17	125	2	7,025	10,730
Equity instruments	—	—	—	—	—	3,260	3,260
Debt instruments	1,876	20	—	—	2	3,689	5,587
Loans and advances	1,339	326	17	125	—	76	1,883
Central banks	—	—	—	—	—	—	—
Credits institutions	2	—	—	—	—	—	2
Customers	1,337	326	17	125	—	76	1,881
Financial assets at fair value through other comprehensive income	—	—	—	—	—	2,671	2,671
Equity instruments	—	—	—	—	—	2,671	2,671
Hedging derivatives	609	166	474	2,167	957	4,234	8,607
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	106	7	20	28	59	868	1,088
TOTAL FINANCIAL ASSETS	30,040	17,128	12,929	29,619	24,433	59,286	173,435

Annual report 2020	Contents

	31 December 2018
	EUR million
	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	10,473	3,351	1,104	16,123	16,457	22,835	70,343
Derivatives	2,897	2,874	822	14,323	14,956	19,469	55,341
Shorts positions	7,576	477	282	1,800	1,501	3,366	15,002
Deposits	—	—	—	—	—	—	—
Central banks	—	—	—	—	—	—	—
Credits institutions	—	—	—	—	—	—	—
Customers	—	—	—	—	—	—	—
Marketable debt securities	—	—	—	—	—	—	—
Other financial liabilities	—	—	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	29,574	7,017	864	1,497	999	28,107	68,058
Deposits	29,522	6,947	627	531	455	27,222	65,304
Central banks	9,804	4,940	72	—	—	—	14,816
Credits institutions	8,809	949	271	188	229	445	10,891
Customers	10,909	1,058	284	343	226	26,777	39,597
Marketable debt securities	13	70	237	556	544	885	2,305
Other financial liabilities	39	—	—	410	—	—	449
Hedging derivatives	485	144	321	362	651	4,400	6,363
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	3	5	23	64	60	148	303
TOTAL FINANCIAL LIABILITIES	40,535	10,517	2,312	18,046	18,167	55,490	145,067

	31 December 2018
	EUR million
	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Memorandum items
Loans commitment granted	71,860	12,436	22,749	35,632	43,205	32,201	218,083
Financial guarantees granted	2,100	1,737	4,437	1,728	1,029	692	11,723
Other commitments granted	58,431	1,486	6,174	2,650	3,503	2,145	74,389
MEMORANDUM ITEMS	132,391	15,659	33,360	40,010	47,737	35,038	304,195

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
b) Equivalent euro value of assets and liabilities
The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

Equivalent value in EUR million
	2020		2019		2018
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Cash, cash balances at central banks and other deposits on demand	76,882	—	65,205	—	61,372	—
Financial assets/liabilities held for trading	66,448	50,494	60,526	45,262	56,217	40,989
Non-trading financial assets mandatorily at fair value through profit or loss	2,248	—	2,611	—	8,231	—
Other financial assets/liabilities at fair value through profit or loss	24,015	18,347	25,938	29,593	32,244	35,997
Financial assets at fair value through other comprehensive income	79,688	—	76,402	—	67,926	—
Financial assets at amortized cost	610,152	—	656,564	—	598,629	—
Investments	1,671	—	1,355	—	1,189	—
Tangible assets	21,617	—	24,662	—	19,903	—
Intangible assets	9,609	—	21,942	—	23,016	—
Financial liabilities at amortized cost	—	726,516	—	752,188	—	694,362
Liabilities under insurance contracts	—	13	—	13	—	29
Other	26,433	22,801	25,410	23,428	24,506	20,567
	918,763	818,171	960,615	850,484	893,233	791,944

Annual report 2020	Contents
c) Fair value of financial assets and liabilities not measured at fair value
The financial assets owned by the Group are measured at fair value in the accompanying consolidated balance sheet, except for cash, cash balances at central banks and other deposits on demand, loans and advances at amortised cost.
Similarly, the Group’s financial liabilities -except for financial liabilities held for trading, those measured at fair value and derivatives other than those having as their underlying equity instruments whose market value cannot be estimated reliably- are measured at amortised cost in the accompanying consolidated balance sheet.
Following is a comparison of the carrying amounts of the Group’s financial instruments measured at other than fair value and their respective fair values at year-end:

i) Financial assets measured at other than fair value

EUR million
	2020					2019					2018
Assets	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
Loans and advances	932,300	940,258	—	65,755	874,503	965,693	975,523	—	82,045	893,478	908,403	914,013	—	88,091	825,922
Debt instruments	26,078	26,532	6,753	11,899	7,880	29,789	30,031	10,907	9,971	9,153	37,696	38,095	20,898	11,246	5,951
	958,378	966,790	6,753	77,654	882,383	995,482	1,005,554	10,907	92,016	902,631	946,099	952,108	20,898	99,337	831,873
ii) Financial liabilities measured at other than fair value

EUR million
	2020					2019					2018
Liabilities*	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
Deposits	990,391	990,807	—	263,517	727,290	942,417	942,397	—	245,143	697,254	903,101	902,680	—	302,414	600,266
Debt instruments	230,829	241,174	91,771	125,031	24,372	258,219	266,784	84,793	149,516	32,475	244,314	247,029	72,945	143,153	30,931
	1,221,220	1,231,981	91,771	388,548	751,662	1,200,636	1,209,181	84,793	394,659	729,729	1,147,415	1,149,709	72,945	445,567	631,197
*At 31 December 2020, the Group had other financial liabilities that amounted to EUR 26,968 million, EUR 30,109 million in 2019 and EUR 24,215 million in 2018.
The main valuation methods and inputs used in the estimates at 31 December 2020 of the fair values of the financial assets and liabilities in the foregoing table were as follows:
•Financial assets at amortised cost: the fair value was estimated using the present value method. The estimates were made considering factors such as the expected maturity of the portfolio, market interest rates, spreads on newly approved transactions or market spreads -when available-.
•Financial liabilities at amortised cost:
i) Deposits: the fair value of short term deposits was taken to be their carrying amount. Factors such as the expected maturity of the transactions and the Group’s current cost of funding in similar transactions are consider for the estimation of long term deposits fair value. It had been used also current rates offered for de posits of similar remaining maturities.
ii) Marketable debt securities and subordinated liabilities: the fair value was calculated based on market prices for these instruments -when available- or by the present value method using market interest rates and spreads, as well as using any significant input which is not observable with market data if applicable.
iii) The fair value of cash, cash balances at central banks and other deposits on demand was taken to be their carrying amount since they are mainly short-term balances.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
d) Exposure of the Group to Europe’s peripheral countries
The detail at 31 December 2020, 2019 and 2018, by type of financial instrument, of the Group’s sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the criteria established by the European Banking Authority (EBA) (see note 54) is as follows:

Sovereign risk by country of issuer/borrower at 31 December 2020*
	EUR million
	Debt instruments							MtM Derivatives***
	Financial assets held for trading and financial assets designated at fair value through profit or loss	Short positions	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost	Loans and advances to customers**	Total net direct exposure	Direct risk	Indirect risk (CDS)s
Spain	9,765	(5,665)	7,048	—	993	12,104	24,245	546	—
Portugal	202	(582)	4,148	—	631	4,331	8,730	—	—
Italy	556	(307)	2,468	—	1,277	21	4,015	1	(1)
Ireland	—	—	—	—	—	—	—	—	—
*Information prepared under EBA standards. Also, there are government debt instruments on insurance companies balance sheets amounting to EUR 14,241 million (of which EUR 12,571 million, EUR 1,281 million, EUR 387 million and EUR 2 million relate to Spain, Portugal, Italy and Ireland, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments– amounting to EUR 6,134 million (of which EUR 5,509 million, EUR 345 million and EUR 280 million to Spain, Portugal and Italy, respectively).
**Presented without taking into account the valuation adjustments recognised (EUR 23 million).
***Other than CDS refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. CDS refers to the exposure to CDS based on the location of the underlying.

Sovereign risk by country of issuer/borrower at 31 December 2019*
	EUR million
	Debt instruments							MtM Derivatives***
	Financial assets held for trading and financial assets designated at fair value through profit or loss	Short positions	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost	Loans and advances to customers**	Total net direct exposure	Direct risk	Indirect risk (CDS)
Spain	9,090	(3,886)	19,961	—	208	9,993	35,366	474	—
Portugal	31	(777)	5,450	—	577	3,408	8,689	—	—
Italy	1,095	(452)	1,631	—	442	19	2,735	5	(5)
Ireland	—	—	—	—	—	—	—	—	—
*Information prepared under EBA standards. Also, there are government debt securities on insurance companies' balance sheets amounting to EUR 14,517 million (of which EUR 12,756 million, EUR 1,306 million, EUR 453 million and EUR 2 million relate to Spain, Portugal, Italy and Ireland, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments– amounting to EUR 6,299 million (of which EUR 5,808 million, EUR 224 million and EUR 267 million to Spain, Portugal and Italy, respectively).
**Presented without taking into account the valuation adjustments recognised (EUR 17 million).
***Other than CDS refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. CDS refers to the exposure to CDS based on the location of the underlying.

Annual report 2020	Contents

Sovereign risk by country of issuer/borrower at 31 December 2018*
	EUR million
	Debt instruments							MtM Derivatives***
	Financial assets held for trading and financial assets designated at fair value through profit or loss	Short positions	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost	Loans and advances to customers**	Total net direct exposure	Direct risk	Indirect risk (CDS)
Spain	3,601	(2,458)	27,078	—	7,804	13,615	49,640	407	—
Portugal	72	(115)	4,794	—	277	3,725	8,753	—	—
Italy	477	(681)	—	—	385	80	261	87	—
Ireland	—	—	—	—	—	—	—	2	—
*Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 13,364 million (of which EUR 11,529 million, EUR 1,415 million and EUR 418 million and EUR 2 million relate to Spain, Portugal, Italy and Ireland, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments– amounting to EUR 5,622 million (EUR 4,870 million, EUR 366 million and EUR 386 million to Spain, Portugal and Italy, respectively).
**Presented without taking into account the Other comprehensive income recognised (EUR 34 million).
**Other than CDS refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. CDS refers to the exposure to CDS based on the location of the underlying.
The detail of the Group's other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at 31 December 2020, 2019 and 2018 is as follows:

Exposure to other counterparties by country of issuer/borrower at 31 December 2020***
	Million euros
			Debt instruments						MtM Derivatives**
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost	Loans and advances to customers*	Total net direct exposure	Other than CDS	CDS
Spain	62,023	3,837	619	943	2	24	203,226	270,674	2,581	(4)
Portugal	3,937	—	140	22	—	2,933	34,935	41,967	685	—
Italy	10	7,098	425	493	—	129	13,437	21,592	1,001	(4)
Greece	—	—	—	—	—	—	14	14	—	—
Ireland	—	—	22	2,337	556	9	10,523	13,447	153	—
*Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 76,377 million, EUR 8,591 million, EUR 4,173 million, EUR 200 million and EUR 797 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
**Presented without taking into account valuation adjustments or impairment corrections (EUR 8,129 million).
***Other than CDS refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. 'CDS' refers to the exposure to CDS based on the location of the underlying.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Exposure to other counterparties by country of issuer/borrower at 31 December 2019***
	EUR million
			Debt instruments						MtM Derivatives**
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost	Loans and advances to customers*	Total net direct exposure	Other than CDS	CDS
Spain	21,696	7,627	656	1,195	321	1,501	194,817	227,813	2,417	2
Portugal	2,814	409	190	32	—	2,956	33,403	39,804	931	—
Italy	182	6,243	625	606	—	153	12,284	20,093	512	—
Greece	—	—	—	—	—	—	12	12	—	—
Ireland	—	—	55	1,718	592	22	11,875	14,262	232	—
*Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 77,468 million, EUR 7,749 million, EUR 4,948 million, EUR 201 million and EUR 996 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
**Presented without taking into account valuation adjustments or impairment corrections (EUR 7,322 million).
***Other than CDS refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. 'CDS' refers to the exposure to CDS based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at 31 December 2018*
	EUR million
			Debt instruments						Derivatives***
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost	Loans and advances to customers	Total net direct exposure****	Other than CDS	CDS
Spain	42,655	8,117	412	1,760	320	2,662	202,149	258,075	3,880	(6)
Portugal	1,369	—	11	90	—	3,821	33,596	38,887	1,132	—
Italy	51	6,296	84	635	—	—	10,830	17,896	253	—
Greece	—	—	—	—	—	—	80	80	28	—
Ireland	—	—	21	1,093	16	25	10,633	11,788	127	—
*Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 76,691 million, EUR 8,158 million, EUR 5,193 million, EUR 200 million and EUR 850 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
**Presented excluding Other comprehensive income and impairment losses recognised (EUR 9,385 million).
***Other than CDS refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. 'CDS' refers to the exposure to CDS based on the location of the underlying.

Annual report 2020	Contents
Following is certain information on the notional amount of the CDS at 31 December 2020, 2019 and 2018 detailed in the foregoing tables:

2020
EUR million
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	546	273	273	(13)	9	(4)
Portugal	Sovereign	—	—	—	—	—	—
	Other	52	—	52	—	—	—
Italy	Sovereign	326	206	120	(3)	2	(1)
	Other	220	11	209	(4)	—	(4)

2019
EUR million
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	127	340	(213)	(2)	4	2
Portugal	Sovereign	27	27	—	—	—	—
	Other	—	—	—	—	—	—
Italy	Sovereign	314	9	305	(5)	—	(5)
	Other	60	60	—	(2)	2	—

2018
EUR million
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	151	382	(231)	(2)	(4)	(6)
Portugal	Sovereign	26	26	—	—	—	—
	Other	—	—	—	—	—	—
Italy	Sovereign	—	265	(265)	—	—	—
	Other	205	75	130	(5)	5	—

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
51. Primary and secondary segments reporting
We base segment reporting on financial information presented to the chief operating decision maker, which excludes certain statutory results items that distort year-on-year comparisons and are not considered for management reporting. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g. capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business.
Grupo Santander has aligned the information in this note with the underlying information used internally for management reporting and with that presented in Grupo Santander's other public documents.
Grupo Santander executive committee has been determined to be its chief operating decision maker. Grupo Santander's operating segments reflect its organizational and managerial structures. Grupo Santander 's executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by geographic area in which profits are earned and type of business. We prepare the information by aggregating the figures for Grupo Santander’s various geographic areas and business units, relating it to both the accounting data of the units integrated in each segment and that provided by management information systems. The general principles applied are the same as those used in Grupo Santander.
On 9 April 2021, we announced that, starting and effective with the financial information for the first quarter of 2021, we will carry out a change in our reportable segments to reflect our new reporting structure.
This change in our reportable segments aims to align the segment information to how segments and units are managed and has no impact at the Group level. The main changes, which have been applied to segment information for all periods included in the consolidated financial statements, are the following:
Primary segments
(i) Creation of the new Digital Consumer Bank (DCB) segment, which includes:
•Santander Consumer Finance (SCF) and the consumer finance business in the United Kingdom, both of which were previously included in the Europe segment.
•Our fully digital bank Openbank and the Open Digital Services (ODS) platform, which were previously included in the Santander Global Platform segment.
(ii) Santander Global Platform (SGP), which incorporated our global digital services under a single unit, is no longer a primary segment. Its activities have been distributed as follows:
•Openbank and Open Digital Services (ODS), which, as mentioned above, are now included under the new Digital Consumer Bank reporting segment.
•The business recorded in Global Payment Services - Merchant solutions (GMS), Trade solutions (GTS) and Consumer solutions (Superdigital and Fx Payment) - has been allocated to the three main geographic segments, Europe, North America and South America.
Secondary segments
(i) Creation of the PagoNxt segment, which incorporates simple and accessible digital payment solutions to drive customer engagement and allows us to combine our most disruptive payment businesses into a single autonomous company, providing global technology solutions for our banks and new customers in the open market, and which has been structured into three businesses, previously included in SGP:
•Merchant solutions (GMS): acquiring solutions for merchants.
•Trade solutions (GTS): Solutions for SMEs and companies operating internationally.
•Consumer solutions: Payment solutions for individuals, including the Superdigital platform, aimed at non-fully banked populations, and Pago FX, an international payment service in the open market
(ii) Annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Santander Corporate & Investment Banking and between Retail Banking and Wealth Management & Insurance.
(iii) Elimination of the Santander Global Platform reporting segment:
•Openbank and ODS, now recorded in the Retail Banking segment.
•GMS, GTS, Superdigital and Pago FX form the new PagoNxt reporting segment.
The Group recasted the corresponding information of earlier periods to reflect these changes in the structure of its internal organization.
After these changes, the operating business areas are structured in two levels:
a) Primary segments
This main level of segmentation, which is based on the Group's management structure, comprises five reportable segments: four operating areas plus the Corporate Centre. The operating areas are:
•Europe: which comprises all the business activities carried out in the region, except for the business included in Digital Consumer Bank. Mainly in Spain, the United Kingdom, Portugal and Poland.
•North America: which comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of

Annual report 2020	Contents
Santander Bank, Santander Consumer USA, the specialized unit Banco Santander International, Santander Investment Securities (SIS) and the New York branch. The sale of Banco Santander Puerto Rico was completed in September 2020, which was previously included in the US.
•South America: includes all the financial activities carried out by Grupo Santander through its banks and subsidiary banks in the region, mainly in Brazil, Chile and Argentina.
•Digital Consumer Bank: includes Santander Consumer Finance, which incorporates the entire consumer finance business in Europe, Openbank and ODS.
In addition to these operating units, which report by geographic area and businesses, Grupo Santander continues to maintain the area of Corporate Centre, that includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of Grupo Santander’s assets and liabilities committee, as well as management of liquidity and of shareholders’ equity via issuances.
As Grupo Santander’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortization of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.
With regard to the balance sheet, due to the required segregation of the various business units (included in a single consolidated balance sheet), the amounts lent and borrowed between the units are shown as increases in the assets and liabilities of each business. These amounts relating to intra-Group liquidity are eliminated and are shown in the Intra-Group eliminations column in the table below in order to reconcile the amounts contributed by each business unit to the consolidated Group's balance sheet.
There are no customers located in any of the areas that generate income exceeding 10% of Total income.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The condensed balance sheets and income statements of the various primary segments are as follows:

EUR million
	2020
Balance sheet (condensed)	Europe	North America	South America	Digital Consumer Bank	Corporate Centre	Intra-Group eliminations	Total
Total assets	942,620	223,797	238,746	146,851	182,587	(226,351)	1,508,250
Loans and advances to customers	563,581	120,571	113,745	113,258	5,044	—	916,199
Cash, balances at central banks and credit institutions and other deposits on demand	213,561	28,666	43,154	21,754	61,174	(142,513)	225,796
Debt instruments	81,271	38,403	49,304	5,659	1,917	—	176,554
Other financial assets	48,313	15,439	17,342	30	1,645	—	82,769
Other asset accounts	35,894	20,718	15,201	6,150	112,807	(83,838)	106,932
Total liabilities	899,990	199,735	218,918	134,241	106,557	(142,513)	1,416,928
Customer deposits	582,353	102,924	111,808	51,399	826	—	849,310
Central banks and credit institutions	167,014	38,017	42,040	41,567	38,554	(142,513)	184,679
Marketable debt securities	84,201	36,583	21,280	35,965	57,240	—	235,269
Other financial liabilities***	54,634	16,182	35,456	1,370	493	—	108,135
Other liabilities accounts****	11,788	6,029	8,334	3,940	9,444	—	39,535
Total equity	42,630	24,062	19,828	12,610	76,030	(83,838)	91,322
Other customer funds under management	86,899	16,504	49,850	—	12	—	153,265
Investment funds	71,238	10,864	49,850	—	12	—	131,964
Pension funds	15,487	89	—	—	—	—	15,576
Assets under management	174	5,551	—	—	—	—	5,725
Other non-managed marketed customer funds	34,313	11,915	6,187	1,134	—	—	53,549
*Including Trading derivatives and Equity instruments.
**Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Non-current assets held for sale, Assets under insurance or reinsurance contracts, tangible assets, intangible assets, tax assets, other assets and non-current assets held for sale.
***Including Trading derivatives, Short positions and Other financial liabilities.
****Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Liabilities under insurance or reinsurance contracts, provisions, tax liabilities, other liabilities and liabilities associated with non-current assets held for sale.

Annual report 2020	Contents

EUR million
	2019
Balance sheet (condensed)	Europe	North America	South America	Digital Consumer Bank	Corporate Centre	Intra-Group eliminations	Total
Total assets	926,768	223,972	253,919	140,273	168,352	(190,589)	1,522,695
Loans and advances to customers	563,101	133,727	125,122	114,504	5,764	—	942,218
Cash, balances at central banks and credit institutions and other deposits on demand	171,974	22,904	51,379	17,440	32,804	(107,895)	188,606
Debt instruments	101,189	33,749	45,622	3,196	840	—	184,596
Other financial assets*	53,918	10,822	14,864	37	2,406	—	82,047
Other asset accounts**	36,586	22,770	16,932	5,096	126,538	(82,694)	125,228
Total liabilities	882,479	199,993	231,361	128,107	77,991	(107,895)	1,412,036
Customer deposits	559,720	98,915	114,817	50,120	793	—	824,365
Central banks and credit institutions	156,201	38,952	41,999	33,652	12,254	(107,895)	175,163
Marketable debt securities	94,882	44,097	29,840	38,661	54,497	—	261,977
Other financial liabilities***	59,241	11,773	34,072	1,652	636	—	107,374
Other liabilities accounts****	12,435	6,256	10,633	4,022	9,811	—	43,157
Total equity	44,289	23,979	22,558	12,166	90,361	(82,694)	110,659
Other customer funds under management	86,558	14,319	76,023	—	11	—	176,911
Investment funds	62,203	11,703	69,071	—	11	—	142,988
Pension funds	11,746	98	—	—	—	—	11,844
Assets under management	12,609	2,518	6,952	—	—	—	22,079
Other non-managed marketed customer funds	32,706	15,872	60	850	—	—	49,488
*Including Trading derivatives and Equity instruments.
**Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Non-current assets held for sale, Assets under insurance or reinsurance contracts, tangible assets, intangible assets, tax assets, other assets and non-current assets held for sale.
***Including Trading derivatives, Short positions and Other financial liabilities.
****Including' Hedging derivatives', Changes in the fair value of hedged items in portfolio hedges of interest risk, Liabilities under insurance or reinsurance contracts, provisions, tax liabilities, other liabilities and liabilities associated with non-current assets held for sale.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

EUR million
	2018
Balance sheet (condensed)	Europe	North America	South America	Digital Consumer Bank	Corporate Centre	Intra-Group eliminations	Total
Total assets	901,824	200,985	237,545	127,564	170,614	(179,261)	1,459,271
Loans and advances to customers	534,257	116,196	119,912	106,047	6,509	—	882,921
Cash, balances at central banks and credit institutions and other deposits on demand	166,035	28,856	48,327	14,411	39,840	(100,400)	197,069
Debt instruments	114,896	27,302	45,225	3,324	377	—	191,124
Other financial assets*	49,277	10,023	9,359	36	2,113	—	70,808
Other asset accounts**	37,359	18,608	14,722	3,746	121,775	(78,861)	117,349
Total liabilities	859,299	179,083	215,642	115,847	82,439	(100,400)	1,351,910
Customer deposits	534,472	91,896	108,247	45,646	235	—	780,496
Central banks and credit institutions	160,628	26,077	38,614	32,111	30,879	(100,400)	187,909
Marketable debt securities	96,067	43,758	31,504	33,507	41,783	—	246,619
Other financial liabilities***	52,810	11,380	28,571	912	1,334	—	95,007
Other liabilities accounts****	15,322	5,972	8,706	3,671	8,208	—	41,879
Total equity	42,525	21,902	21,903	11,717	88,175	(78,861)	107,361
Other customer funds under management	76,524	12,785	68,172	367	7	—	157,855
Investment funds	55,239	10,436	61,515	367	7	—	127,564
Pension funds	11,062	98	—	—	—	—	11,160
Assets under management	10,223	2,251	6,657	—	—	—	19,131
Other non-managed marketed customer funds	28,555	13,529	128	—	—	—	42,212
*Including 'Trading derivatives' and 'Equity instruments'.
**Including 'Hedging derivatives', 'Changes in the fair value of hedged items in portfolio hedges of interest risk', 'Non-current assets held for sale', 'Assets under insurance or reinsurance contracts', 'Tangible assets', 'Intangible assets', 'Tax assets', other assets and non-current assets held for sale.
***Including Trading derivatives, Short positions and Other financial liabilities.
****Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Liabilities under insurance or reinsurance contracts, provisions, tax liabilities, other liabilities and liabilities associated with non-current assets held for sale.

Annual report 2020	Contents
The condensed income statements for the main segments are as follows:

EUR million
	2020
Underlying income statement (condensed)	Europe	North America	South America	Digital Consumer Bank	Corporate centre	Total
Net interest income	9,912	8,470	10,723	4,263	(1,374)	31,994
Net fee income	4,000	1,684	3,589	771	(29)	10,015
Gains (losses) on financial transactions*	868	251	765	16	287	2,187
Other operating income**	(106)	628	(209)	116	(25)	404
Total income	14,674	11,033	14,868	5,166	(1,141)	44,600
Administrative expenses, depreciation and amortisation	(8,275)	(4,677)	(5,357)	(2,329)	(329)	(20,967)
Net operating income***	6,399	6,356	9,511	2,837	(1,470)	23,633
Net loan-loss provisions****	(3,345)	(3,917)	(3,924)	(957)	(31)	(12,174)
Other gains (losses) and provisions*****	(970)	(132)	(320)	49	(412)	(1,785)
Operating profit/(loss) before tax	2,084	2,307	5,267	1,929	(1,913)	9,674
Tax on profit	(593)	(574)	(1,923)	(495)	69	(3,516)
Profit from continuing operations	1,491	1,733	3,344	1,434	(1,844)	6,158
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,491	1,733	3,344	1,434	(1,844)	6,158
Non-controlling interests	78	261	437	301	—	1,077
Attributable profit to the parent	1,413	1,472	2,907	1,133	(1,844)	5,081
*Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
**Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
***'Net Operating Income' is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****'Net loan-loss provisions' refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 50 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
*****Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release EUR 50 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

EUR million
	2019
Underlying income statement (condensed)	Europe	North America	South America	Digital Consumer Bank	Corporate Centre	Total
Net interest income	10,072	8,926	13,316	4,221	(1,252)	35,283
Net fee income	4,423	1,776	4,787	843	(50)	11,779
Gains (losses) on financial transactions*	1,045	229	564	(10)	(297)	1,531
Other operating income**	399	673	(242)	90	(19)	901
Total income	15,939	11,604	18,425	5,144	(1,618)	49,494
Administrative expenses, depreciation and amortisation	(8,912)	(4,983)	(6,673)	(2,339)	(373)	(23,280)
Net operating income***	7,027	6,621	11,752	2,805	(1,991)	26,214
Net loan-loss provisions****	(1,333)	(3,656)	(3,789)	(508)	(35)	(9,321)
Other gains (losses) and provisions*****	(792)	(203)	(749)	18	(238)	(1,964)
Operating profit/(loss) before tax	4,902	2,762	7,214	2,315	(2,264)	14,929
Tax on profit	(1,340)	(681)	(2,640)	(599)	157	(5,103)
Profit from continuing operations	3,562	2,081	4,574	1,716	(2,107)	9,826
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	3,562	2,081	4,574	1,716	(2,107)	9,826
Non-controlling interests	167	426	664	326	(9)	1,574
Attributable profit to the parent	3,395	1,655	3,910	1,390	(2,098)	8,252
*Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
**Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
***'Net Operating Income' is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****'Loan loss provisions' refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 31 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
*****Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 31 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Annual report 2020	Contents

EUR million
	2018
Underlying income statement (condensed)	Europe	North America	South America	Digital Consumer Bank	Corporate Centre	Total
Net interest income	10,199	8,154	12,891	4,084	(987)	34,341
Net fee income	4,623	1,615	4,497	819	(69)	11,485
Gains (losses) on financial transactions*	1,055	173	498	60	11	1,797
Other operating income**	431	534	(212)	61	(13)	801
Total income	16,308	10,476	17,674	5,024	(1,058)	48,424
Administrative expenses, depreciation and amortisation	(9,072)	(4,494)	(6,564)	(2,223)	(426)	(22,779)
Net operating income***	7,236	5,982	11,110	2,801	(1,484)	25,645
Net loan-loss provisions****	(1,183)	(3,449)	(3,736)	(390)	(115)	(8,873)
Other gains (losses) and provisions*****	(882)	(202)	(663)	(147)	(101)	(1,995)
Operating profit/(loss) before tax	5,171	2,331	6,711	2,264	(1,700)	14,777
Tax on profit	(1,414)	(598)	(2,641)	(591)	14	(5,230)
Profit from continuing operations	3,757	1,733	4,070	1,673	(1,686)	9,547
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	3,757	1,733	4,070	1,673	(1,686)	9,547
Non-controlling interests	133	433	624	292	1	1,483
Attributable profit to the parent	3,624	1,300	3,446	1,381	(1,687)	8,064
*Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
**Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
***'Net Operating Income' is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****'Net loan-loss provisions' refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 113 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
*****Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 113 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
b) Secondary segments
At this secondary level, Grupo Santander is structured into Retail Banking, Santander Corporate & Investment Banking, Wealth Management & Insurance and PagoNxt.
•Retail Banking: this covers all customer banking businesses, including consumer finance, except those of corporate banking which are managed through Santander Corporate & Investment Banking, asset management, private banking and insurance, which are managed by Wealth Management & Insurance. The results of the hedging positions in each country are also included, conducted within the sphere of their respective assets and liabilities committees.
•Santander Corporate & Investment Banking (SCIB): this business reflects revenue from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equity business.
•Wealth Management & Insurance: includes the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland and the insurance business (Santander Insurance).
•PagoNxt: this includes digital payment solutions, providing global technology solutions for our banks and new customers in the open market. It is structured in three businesses: Merchant solutions, Trade solutions and Consumer solutions.
Although PagoNxt and Wealth Management & Insurance do not meet the quantitative thresholds defined in IFRS 8, these segments are considered reportable by Grupo Santander and are disclosed separately because Grupo Santander's management believes that information about these segments is useful to users of the financial statements.
There are no customers located in a place different from the location of the Group's assets that generate revenues in excess of 10% of ordinary revenues.
The condensed income statements are as follows:

Annual report 2020	Contents

EUR million
	2020
Underlying income statement (condensed)	Retail Banking	Santander Corporate & Investment Banking	Wealth Management & Insurance	PagoNxt	Corporate centre	Total
Net interest income	30,056	2,918	394	(1)	(1,373)	31,994
Net fee income	6,986	1,543	1,154	362	(30)	10,015
Gains (losses) on financial transactions*	1,133	670	98	(1)	287	2,187
Other operating income**	(153)	201	384	(3)	(25)	404
Total income	38,022	5,332	2,030	357	(1,141)	44,600
Administrative expenses, depreciation and amortisation	(17,285)	(2,038)	(872)	(443)	(329)	(20,967)
Net operating income***	20,737	3,294	1,158	(86)	(1,470)	23,633
Net loan-loss provisions****	(11,633)	(470)	(29)	(12)	(30)	(12,174)
Other gains (losses) and provisions*****	(1,237)	(135)	—	(2)	(411)	(1,785)
Operating profit/(loss) before tax	7,867	2,689	1,129	(100)	(1,911)	9,674
Tax on profit	(2,525)	(773)	(270)	(15)	67	(3,516)
Profit/(loss) from continuing operations	5,342	1,916	859	(115)	(1,844)	6,158
Net profit/(loss) from discontinued operations	—	—	—	—	—	—
Consolidated profit/(loss)	5,342	1,916	859	(115)	(1,844)	6,158
Non-controlling interests	921	118	37	1	—	1,077
Attributable profit/(loss) to the parent	4,421	1,798	822	(116)	(1,844)	5,081
*Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
**Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
***Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes an addition of EUR 50 million mainly corresponding to the results by commitments and contingent risks included in the line provisions or reversal of provisions, net of the statutory income statement.
*****Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except an addition of EUR 50 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

EUR million
	2019
Underlying income statement (condensed)	Retail Banking	Santander Corporate & Investment Banking (SCIB)	Wealth Management & Insurance	PagoNxt	Corporate Centre	Total
Net interest income	33,308	2,728	479	20	(1,252)	35,283
Net fee income	8,663	1,520	1,190	456	(50)	11,779
Gains (losses) on financial transactions*	1,025	689	117	(3)	(297)	1,531
Other operating income**	291	289	340	—	(19)	901
Total income	43,287	5,226	2,126	473	(1,618)	49,494
Administrative expenses, depreciation and amortisation	(19,280)	(2,281)	(939)	(407)	(373)	(23,280)
Net operating income***	24,007	2,945	1,187	66	(1,991)	26,214
Net loan-loss provisions****	(9,132)	(155)	23	(21)	(36)	(9,321)
Other gains (losses) and provisions*****	(1,623)	(91)	(13)	—	(237)	(1,964)
Operating profit/(loss) before tax	13,252	2,699	1,197	45	(2,264)	14,929
Tax on profit	(4,132)	(815)	(280)	(33)	157	(5,103)
Profit/(loss) from continuing operations	9,120	1,884	917	12	(2,107)	9,826
Net profit/(loss) from discontinued operations	—	—	—	—	—	—
Consolidated profit/(loss)	9,120	1,884	917	12	(2,107)	9,826
Non-controlling interests	1,364	171	50	(2)	(9)	1,574
Attributable profit/(loss) to the parent	7,756	1,713	867	14	(2,098)	8,252
*Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
**Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
***Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 31 million mainly corresponding to the results by commitments and contingent risks included in the line provisions or reversal of provisions, net of the statutory income statement.
*****Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 31 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Annual report 2020	Contents

EUR million
	2018
Underlying income statement (condensed)	Retail Banking	Santander Corporate & Investment Banking (SCIB)	Wealth Management & Insurance	PagoNxt	Corporate Centre	Total
Net interest income	32,412	2,461	449	6	(987)	34,341
Net fee income	8,410	1,534	1,133	477	(69)	11,485
Gains (losses) on financial transactions*	756	898	132	—	11	1,797
Other operating income**	329	184	299	1	(12)	801
Total income	41,907	5,077	2,013	484	(1,057)	48,424
Administrative expenses, depreciation and amortisation	(19,076)	(2,101)	(857)	(319)	(426)	(22,779)
Net operating income***	22,831	2,976	1,156	165	(1,483)	25,645
Net loan-loss provisions****	(8,534)	(198)	(11)	(15)	(115)	(8,873)
Other gains (losses) and provisions*****	(1,790)	(97)	(4)	(3)	(101)	(1,995)
Operating profit/(loss) before tax	12,507	2,681	1,141	147	(1,699)	14,777
Tax on profit	(4,100)	(832)	(258)	(54)	14	(5,230)
Profit/(loss) from continuing operations	8,407	1,849	883	93	(1,685)	9,547
Net profit/(loss) from discontinued operations	—	—	—	—	—	—
Consolidated profit/(loss)	8,407	1,849	883	93	(1,685)	9,547
Non-controlling interests	1,271	158	53	—	1	1,483
Attributable profit/(loss) to the parent	7,136	1,691	830	93	(1,686)	8,064
*Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
**Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
***Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 113 million mainly corresponding to the results by commitments and contingent risks included in the line provisions or reversal of provisions, net of the statutory income statement.
*****Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 113 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

c) Reconciliations of reportable segment results
The tables below reconcile the underlying basis results to the statutory results for each of the periods presented as required by IFRS 8. For the purposes of these reconciliations, all material reconciling items are separately identified and described.
Grupo Santander assets and liabilities for management reporting purposes do not differ from the statutory reported figures and therefore are not reconciled.

EUR million
2020
Reconciliation of underlying results to statutory results	Underlying results	Adjustments	Statutory results
Net interest income	31,994	—	31,994
Net fee income	10,015	—	10,015
Gains (losses) on financial transactions*	2,187	—	2,187
Other operating income**	404	(321)	83
Total income	44,600	(321)	44,279
Administrative expenses, depreciation and amortisation	(20,967)	(163)	(21,130)
Net operating income***	23,633	(484)	23,149
Net loan-loss provisions****	(12,174)	(258)	(12,432)
Other gains (losses) and provisions*****	(1,785)	(11,008)	(12,793)
Operating profit/(loss) before tax	9,674	(11,750)	(2,076)
Tax on profit	(3,516)	(2,116)	(5,632)
Adjusted profit for the year from continuing operations	6,158	(13,866)	(7,708)
Profit from discontinued operations (net)	—	—	—
Consolidated profit/(loss)	6,158	(13,866)	(7,708)
Non-controlling interests	1,077	(14)	1,063
Attributable profit/(loss) to the parent	5,081	(13,852)	(8,771)
*Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
**Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
***Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes an addition of EUR 50 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
*****Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except for an addition of EUR 50 million mainly corresponding to results from commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.
Explanation of adjustments:
•Adjustment to the valuation of goodwill arising from the Group's acquisitions in the amount of EUR -10,100 million, which is included in the line 'Other gains (losses) and provisions'.
•Adjustment to the valuation of the deferred tax assets of the consolidated tax group in Spain in the amount of EUR -2,500 million, which is included in the 'Tax on profit' line.

•Restructuring costs with a net impact of EUR -1,114 million, which are included for their gross amount mainly in the line 'Other gains (losses) and provisions'.
•Other charges of EUR -138 million (related to sales of non-performing loans in Spain, cancellation of pension commitment costs and other expenses), which are recorded gross in 'Other gains (losses) and provisions', 'Net loan-loss provision' and 'Administrative expenses and depreciation and amortization'.

Annual report 2020	Contents

EUR million
2019
Reconciliation of underlying results to statutory results	Underlying results	Adjustments	Statutory results
Net interest income	35,283	—	35,283
Net fee income	11,779	—	11,779
Gains (losses) on financial transactions*	1,531	—	1,531
Other operating income**	901	(265)	636
Total income	49,494	(265)	49,229
Administrative expenses, depreciation and amortisation	(23,280)	—	(23,280)
Net operating income***	26,214	(265)	25,949
Net loan-loss provisions****	(9,321)	—	(9,321)
Other gains (losses) and provisions*****	(1,964)	(2,121)	(4,085)
Operating profit/(loss) before tax	14,929	(2,386)	12,543
Tax on profit	(5,103)	676	(4,427)
Consolidated profit/(loss)	9,826	(1,710)	8,116
Non-controlling interests	1,574	27	1,601
Attributable profit/(loss) to the parent	8,252	(1,737)	6,515
*Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
**Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
***Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 31 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
*****Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except for a release of EUR 31 million mainly corresponding to results from commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations
Explanation of adjustments:
•Impairment of the goodwill assigned to Santander UK and provisions for PPI in the UK, with a net impact of EUR -1,491 million and EUR -183 million, respectively, reflected in the line 'Other gains (losses) and provisions'.
•Restructuring costs with a net impact of EUR -864 million, which are included in the line 'Other gains (losses) and provisions'.
•Losses related to real estate assets and holdings in Spain with a net impact of EUR -405 million, which are included in the 'Other operating income' and 'Other gains (losses) and provisions' lines.

•Provisions related to intangible assets and others, amounting to EUR -174 million, which are included for their gross amount in the line 'Other gains (losses) and provisions'.
•Capital gains on the sale of holdings in Prisma and on the integration of the custody business, with a net impact of EUR 136 million and EUR 693 million respectively, which are reflected at their gross amount in the line 'Other gains (losses) and provisions'.
•Positive impact due to changes in tax regulations in Brazil for a net amount of EUR 551 million, which is included in the line "Tax on profit'.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

EUR million
2018
Reconciliation of underlying results to statutory results	Underlying results	Adjustments	Statutory results
Net interest income	34,341	—	34,341
Net fee income	11,485	—	11,485
Gains (losses) on financial transactions*	1,797	—	1,797
Other operating income**	801	—	801
Total income	48,424	—	48,424
Administrative expenses, depreciation and amortisation	(22,779)	—	(22,779)
Net operating income***	25,645	—	25,645
Net loan-loss provisions****	(8,873)	—	(8,873)
Other gains (losses) and provisions*****	(1,995)	(576)	(2,571)
Operating profit/(loss) before tax	14,777	(576)	14,201
Tax on profit	(5,230)	344	(4,886)
Consolidated profit/(loss)	9,547	(232)	9,315
Non-controlling interests	1,483	22	1,505
Attributable profit/(loss) to the parent	8,064	(254)	7,810
*Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
**Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
***Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 113 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
*****Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 113 million mainly corresponding to results from commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.
Explanation of adjustments:
•Restructuring costs: The net impact of EUR -300 million on Profit attributable to the Parent, relates to restructuring costs in connection with the integration of Banco Popular, S.A.U., as follows EUR -280 million in Spain, EUR -40 million in corporate center and EUR 20 million in Portugal. The corresponding gross impacts are reflected on the “Other gains (losses) and provisions” line above.
•Negative goodwill in Poland: The negative goodwill of EUR 45 million, relates to the acquisition of the banking and private banking business of Deutsche Bank Polska, S.A.

Annual report 2020	Contents
52. Related parties
The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and joint ventures, the Bank's key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.
Following below is the balance sheet balances and amounts of the Group's income statement corresponding to operations with the parties related to it, distinguishing between associates and joint ventures, members of the Bank's board of directors, the Bank's executive vice presidents, and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm's-length transactions or, when this was not the case, the related compensation in kind was recognized.

EUR million
	2020
	Associates and joint ventures	Members of the board of directors	Executive vicepresident	Other related parties
Assets	8,473	—	24	95
Cash, cash balances at central banks and other deposits on demand	151	—	—	—
Loans and advances: credit institutions	562	—	—	—
Loans and advances: customers	6,934	—	24	95
Debt instruments	423	—	—	—
Others	403	—	—	—

Liabilities	3,593	4	16	159
Financial liabilities: credit institutions	944	—	—	—
Financial liabilities: customers	2,557	4	16	159
Marketable debt securities	12	—	—	—
Others	80	—	—	—

Income statement	1,269	—	—	3
Interest income	106	—	—	2
Interest expense	(8)	—	—	—
Gains/losses on financial assets and liabilities and others	49	—	—	—
Commission income	1,154	—	—	1
Commission expense	(32)	—	—	—

Other	4,097	1	1	52
Financial guarantees granted and Others	14	—	—	3
Loan commitments and Other commitments granted	253	1	1	13
Derivative financial instruments	3,830	—	—	36

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

EUR million
	2019
	Associates and joint ventures	Members of the board of directors	Executive vicepresident	Other related parties
Assets	9,659	—	26	104
Cash, cash balances at central banks and other deposits on demand	740	—	—	—
Loans and advances: credit institutions	961	—	—	—
Loans and advances: customers	6,950	—	26	104
Debt instruments	848	—	—	—
Others	160	—	—	—

Liabilities	2,689	41	12	57
Financial liabilities: credit institutions	563	—	—	—
Financial liabilities: customers	2,064	41	12	57
Marketable debt securities	—	—	—	—
Others	62	—	—	—

Income statement	1,386	—	—	2
Interest income	111	—	—	1
Interest expense	(15)	—	—	—
Gains/losses on financial assets and liabilities and others	47	—	—	—
Commission income	1,269	—	—	1
Commission expense	(26)	—	—	—

Other	4,219	7	3	49
Financial guarantees granted and Others	17	5	2	38
Loan commitments and Other commitments granted	197	1	1	6
Derivative financial instruments	4,005	1	—	5

EUR million
	2018
	Associates and joint ventures	Members of the board of directors	Executive vicepresident	Other related parties
Assets	7,202	—	30	256
Cash, cash balances at central banks and other deposits on demand	—	—	—	—
Loans and advances: credit institutions	704	—	—	—
Loans and advances: customers	6,142	—	30	256
Debt instruments	295	—	—	—
Others	61	—	—	—

Liabilities	1,650	19	12	363
Financial liabilities: credit institutions	8	—	—	—
Financial liabilities: customers	1,596	19	12	363
Marketable debt securities	8	—	—	—
Others	38	—	—	—

Income statement	993	—	—	31
Interest income	73	—	—	14
Interest expense	(3)	—	—	(1)
Gains/losses on financial assets and liabilities and others	82	—	—	—
Commission income	853	—	—	18
Commission expense	(12)	—	—	—

Other	4,707	9	3	782
Financial guarantees granted and Others	21	7	1	508
Loan commitments and Other commitments granted	393	1	2	64
Derivative financial instruments	4,293	1	—	210
The remaining required information is detailed in notes 5, 14 and 46.c.

Annual report 2020	Contents
53. Risk management
a) Cornerstones of the risk function
Grupo Santander´s risk principles below are compulsory. They comply with regulatory requirements and are inspired by best market practices:
1.All employees are risk managers. Employees must understand the risks inherent in their jobs, avoiding them wherever the impact is unknown or exceeds our risk appetite.
2.Engagement of top management, who must act and communicate to manage risks consistently, supervise our risk culture and make sure we keep our risk profile within our risk appetite.
3.Independent risk management and control functions, consistent with our model of three lines of defence.
4.A forward-looking, comprehensive approach to risk management and control for all businesses and risk types.
5.Detailed, timely information to detect, assess, manage and report risks to the appropriate level of management.
Grupo Santander’s holistic control structure stands on these principles, plus a series of strategic tools and procedures embedded in group´s risk appetite statement, such as the risk profile assessment, scenario analysis, the risk reporting structure and the annual planning and budget process.
1. Main risks of the group's financial instruments
Grupo Santander's classification of risks ensures effective risk management, control and reporting. Our risk framework distinguishes these key risk types:
•Credit risk relates to financial loss arising from the default or credit quality deterioration of a customer or counterparty, to which Santander has directly provided credit or assumed a contractual obligation.
•Market risk results from changes in interest rates, exchange rates, equities, commodities and other market factors, and from their effect on profit or capital.
•Liquidity risk occurs if liquid financial resources are not enough to meet due obligations or can only be obtained at a high cost.
•Structural risk relates to the changing value or margin of assets or liabilities in the banking book owing to changes in market factors and balance sheet behaviour. It includes risks from insurance, pension activities or an inadequate quantity or quality of capital to fulfil internal business objectives, regulatory requirements or market expectations.
•Operational risk is the possibility of losses from inadequate or failed internal processes, people and systems or from external events. It includes legal risk and conduct risk.
•Regulatory compliance risk is the risk of not fulfilling legal and regulatory requirements and supervisors´expectations, and may lead to fines, financial penalties or other sanctions.
•Model risk involves potential losses resulting from inaccurate predictions that lead to sub-optimal decision-making, or from a misuse or inadequate implementation of a model.
•Reputational risk consists of potential losses from damage to its reputation amongst employees, customers, shareholders/investors and the wider community.
•Strategic risk relates to losses or damage to the medium- and long-term interests of key stakeholders owing to strategic decision-making, poor execution of strategy or failure to adapt to external developments.
Grupo Santander also considers environmental and climate-related risk drivers (whether physical or transition-led) as factors that could impact the exiting risks in the medium and long-term.
2. Risk governance
Grupo Santander has a robust risk governance structure, aimed at ensuring the effective control of its risk profile in accordance with the risk appetite defined by the board of directors.
The board of directors is responsible for approving the general framework for risk management and control.
This governance structure is underpinned by the distribution of roles among the three lines of defence, a robust structure of committees and a strong relationship between the Group and its subsidiaries. All led by the Group-wide risk culture, Risk Pro.
2.1 Lines of defense
At Santander, we follow a three lines of defence model to ensure effective risk management and control:
•First line: Businesses and functions that originate risks make up the first line of defence, which identifies, measures, controls, monitors and reports risks. It adheres to all risk management policies and procedures, making sure risks fit within risk appetite and other limits.
•Second line: The Risk and Compliance & Conduct functions form the second line of defence to provide independent oversight and challenge to risk management decisions from the first line. The second line of defence ensures risks are managed according to risk appetite, strenghtening our risk culture across Grupo Santander.
•Third line: The Internal Audit function is independent to assure senior management about the quality and effectiveness of internal controls, risk management. governance and systems, helping to safeguard our value, solvency and reputation.
The Risk, Compliance & Conduct and Internal Audit functions are separate and independent. Each has its own direct access to the board of directors and its committees.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
2.2 Risk and Compliance committee structure
The board of directors' duties include risk and compliance management and control. It regularly revises and approves risk appetite and frameworks, strengthening and promoting our risk culture. In its duties, the board is supported by the risk supervision, regulation and compliance committee and the Grupo Santander executive committee.
The Group chief risk officer (Group CRO) is responsible for devising risk strategy, overseeing all risks, and challenging and advising business lines on their risk management.
The Group chief compliance officer (Group CCO) promotes the adherence to rules, supervisory requirements, principles of good conduct and values. This role determines the compliance and conduct strategy, and independently oversees and challenges the compliance and conduct risk management of the first line of defence.
Both the Group CRO and CCO have direct access, and report to, the risk supervision, regulation and compliance committee and the board of directors.
The executive risk, risk control and general compliance committees are also at the top of Grupo Santander's risk and compliance governance, with authority delegated by the board of directors. Further detail is provided in the table below:

	Executive risk committee (ERC)	Risk control committee (RCC)	General compliance committee

Duties:

This committee is responsible for risk management duties delegated by the board, being authorized to accept, modify or scale those actions or transactions that may expose the entity to a relevant risk as well as the most significant models. It takes the highest-level risk-related decisions within the group’s risk appetite.

This committee is responsible for risk control and for providing a holistic view of all risks. It determines if the risks business lines are being managed according to risk appetite. It also identifies, monitors and evaluates the impact of current and emerging risks on the group's risk profile.

The committee is responsible for reviewing significant compliance and conduct risk events, and evaluating related measures. It devises and assesses corrective actions for compliance risks owing to shortcomings in management and control or new risks.

Chair:	CEO	Group CRO	Group CCO

Composition:	Nominated executive directors and other senior managers from the Risk, Finance and Compliance & Conduct functions (the Group CRO has veto power over committee resolutions).	Senior managers from the Risk, Compliance & Conduct, Finance, Accounting and Management Control functions (CRO from subsidiaries regularly report on their own risk profiles).	Senior managers from the Compliance & Conduct, Risk, Accounting and Management functions. The committee chair has a casting vote over committee resolutions.
Risk functions have forums and regular meetings to manage and control the risks under their scope. Their responsibilities include:
•Reporting to the Group CRO, Group CCO, the risk control committee and general compliance committee on risk management according to risk appetite.
•Monitoring each risk factor regularly.
•Overseeing measures to meet supervisor and auditor expectations.
Grupo Santander may set up additional governance for special cases.
•Amid the covid-19 pandemic, coordination and communication with our subsidiaries is essential to making sure our actions were effective, underpinned by written communication, meetings, reporting and enhanced governance. In early March, we implemented specific weekly reporting mechanisms so all units could provide detailed, standardized information.
Grupo Santander monitored the pandemic intensively through special situation forums such as the credit risk war room, in addition to our regular governance framework. Close coordination between our subsidiaries and Group-wide and local contingency plans (including scenario analysis) strengthened resources and governance. As the crisis developed, it became a multidisciplinary task force composed of members from relevant functions to steer units in managing credit risk with these special work streams in place: i) monitoring and reporting; ii) sectorial intelligence; iii) portfolio management; iv) credit strategy; v) regulatory assurance; vi) credit forecasting and vii) collections and recoveries.

Annual report 2020	Contents
•Furthermore, in view of Brexit, Grupo Santander and Santander UK set up steering committees and separate working groups to monitor the transition; develop contingency plans; and escalate and make decisions to minimise impact on our business and customers.
2.3 The Group’s relationship with subsidiaries regarding risk management
In all Grupo Santander's subsidiaries, the risk and compliance management and control models are aligned with the frameworks established by the group’s board of directors. The local units adhere to them through their respective boards and adapt them to their own market conditions and regulation.
As part of the aggregate supervision function for all risks, Grupo Santander challenges and validates subsidiaries’ policies and transactions. This creates a common risk management and control model across the group.
In 2020, a new approach was taken in the relationship with the Group´s subsidiaries with the creation of three regions (Europe, North America and South America) and the appointment of three risk regional leaders. The aim is to enhance the identification of synergies under a common operating model and common platforms, leveraging the Group's global and regional scale, as well as simplifying processes and strengthening control mechanisms to support business growth while optimizing capital allocation and better serving Group´s customers.
In this sense, each local CRO must regularly interact with, and report to, the risk regional leaders, the Group CRO and the Group CCO. Additionally, periodic follow-up meetings are held between the different risk areas and the local counterparts.
Furthermore, the Group CRO, the Group CCO, and Risk Regional Leaders take part in appointments, target setting and local CRO evaluations and remuneration to make sure risks are appropriately controlled.

Grupo Santander undertook various initiatives to enhance the relationship between the Group and its subsidiaries and apply an advanced risk management mode:
•It is worth highlighting, the close collaboration in relation to covid-19 to share best practices, experiences, provide support in scenario analysis, additional provision estimations, etc.
•Development of organizational structures, subsidiary benchmarks and a strategic vision of the Risk and Compliance function to promote the most advanced and efficient risk management infrastructures and practices.
•Cooperation to share best practices, strengthen processes and drive innovation for a quantitative impact.
•Identification of talent in the Risk and Compliance teams, encouraging international mobility through the global risk talent programme.
•Risk Subject Matter Experts to bring together a community of specialists.
3. Management processes and tools
Grupo Santander has these effective risk management processes and tools:
3.1 Risk appetite and structure of limits
Risk appetite is the volume and type of risks deemed prudent to assume for the business strategy of the Group, even under unexpected circumstances. It considers adverse scenarios that could have a negative impact on capital and liquidity, profitability and/or the share price.
The board sets the group's risk appetite statement (RAS) every year. The boards of Grupo Santander's subsidiaries also set their own risk appetites annually, in line with the consolidated Group-wide RAS. Each of those risk appetites cascades down into specific, detailed limits and policies based on risk type, portfolio and segment.
Business model and risk appetite fundamentals
Grupo Santander's risk appetite is consistent with the risk culture and its unique business model built on customer focus, scale and diversification. At the core of our risk appetite are:
•A medium-low target risk profile that is predictable, centred on retail and commercial banking, internationally diversified operations and strong market share;
•stable, recurrent earnings and shareholder remuneration, sustained by sound capital, liquidity and sources of funding;
•self-run subsidiaries with their own sources of capital and liquidity and risk profiles that do not compromise Grupo Santander’s solvency;
•an independent risk function with active senior management that embeds a strong risk culture and drives a sustainable return on capital;
•a global, holistic view through extensive control and monitoring of risks, businesses and markets;
•a focus on products the Group knows well;
•A conduct model that protects Grupo Santander's customers;
•A remuneration policy that reconciles employees and executives' interests to risk appetite and long-term results.
Santander risk appetite principles
The principles informing our risk appetite are:
•The board and senior management's responsibility for risk appetite.
•An enterprise-wide view, risk profile back-testing and challenge, using quantitative metrics and qualitative indicators.
•A forward-looking approach based on plausible assumptions and adverse/stress scenarios to reflect our desired risk profile in the short and medium term.
•Strategic and business plans embedded in daily management by policies and limits.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
•Common standards aligning each subsidiary with Grupo Santander.
•Regular reviews, regulatory requirements and best practices with mechanisms in place to keep the risk profile stable and mitigate non-compliance.
Limits structure, monitoring and control
Grupo Santander risk appetite is expressed in qualitative terms and limits structured on these five core elements.

1	Earnings volatility The maximum loss Grupo Santander can tolerate in an acute stress scenario.

2	Solvency •The minimum capital position Grupo Santander can tolerate in an acute stress scenario. •The maximum leverage we can accept in an acute scenario.

3	Liquidity •Minimum structural liquidity position. •Minimum liquidity horizon Grupo Santander is willing to accept in an acute stress scenario. •Minimum liquidity coverage position.

4	Concentration •Concentration in single names, sectors and portfolios. •Concentration in non-investment grade counterparties. •Concentration in large exposures.

5	Non-financial risks •Maximum operational risk losses. •Maximum risk profile. •Qualitative non-financial risk indicators: ◦Fraud ◦Technological ◦Security and cyberrisk ◦Reputational ◦Others
While risk appetite limits are regularly monitored, specialized control functions report on risk profile and compliance with limits to the board and its committees every month.
Risk appetite limits cascade down to business units, risk types and portfolios. This makes risk appetite an effective tool for managing risks. Management policies and limits are directly based on the principles and limits in the risk appetite statement.
Key 2020 developments
Grupo Santander thoroughly reviewed the impact of covid-19 and the adequacy of our risk appetite to cope with the new environment. Risk appetite limits remained broadly unchanged despite extraordinarily challenging conditions. Management focused on enhancing control over market volatility, better representation and visibility of emerging risks such as cyber security and other non-financial risks.
Grupo Santander´s risk appetite statement also strengthened its commitment to corporate social responsibility (CSR), the environment and the Paris Agreement's transition to a low-carbon and climate-resilient economy.
3.2. Risk profile assessment (RPA)
Grupo Santander routinely identifies risk types to systematically and objectively evaluate its risk profile. This helps address major threats to is business plan and strategic objectives.
Risk identification results inform Group´s risk profile assessment (RPA), which involves all lines of defence. It reinforces Group´s risk culture in analysing how risks evolve and identifying improvement areas. Grupo Santander´s RPA methodology covers these areas:
•Risk performance, to understand residual risks by type with international standard and indicators.
•Control environment, to measure the target-operating model of Grupo Santander's advanced risk management according to regulatory requirements and best market practices.
•Forward-looking, based on stress metrics and top risks to the strategic plan.
In 2020, Grupo Santander upgraded its control environment standards and reviewed risk performance metrics, focusing on strategic, compliance and conduct metrics. The inclusion of the 'control score' in the non-financial risks control environment enabled the Group to better capture its risk profile.
Covid-19 had a negative impact on Grupo Santander's risk performance. In triggering all scenarios the Group consider (including those most severe), it led to a higher risk profile, driven by higher provisions and budgetary deviations with respect to profits. Non-financial risk profile remained stable, with operational losses below 2019 figures, and better liquidity performance.
The impact of covid-19 as a catalyst for relevant and emerging risks was also key in the deterioration of our risk profile in 2020. This deterioration has been contained by a solid control environment, especially in credit risk, driven by ATOMiC and collections and recovery preparation plans. All of this has allowed us to maintain our risk profile at a 'medium-low' level.
3.3. Scenario analysis
The scenarios that Grupo Santander analyse include macroeconomic and other variables that can affect the risk profile in those markets in which Grupo Santander operate. Scenario analysis is a useful tool for managing risks at all levels, so Grupo Santander can gauge our resilience under stressed conditions and formulate mitigating actions on income, capital and liquidity if needed. For this, the Research and Public Policy team is key in defining scenarios, as well as our governance and control, including the review of our top management and the three lines of defence.
Grupo Santander's scenario analyses are consistent and robust because the Group:
•Creates and runs models that estimate how metrics such as credit losses will perform in the future.
•Back-tests and regularly challenges model results.

Annual report 2020	Contents
•Relies on expert opinions and a vast understanding of our portfolios.
•Exerts robust control over models, scenarios, assumptions, results and mitigating management actions.
Grupo Santander has recurrently achieved excellent quantitative and qualitative results in the European Banking Authority (EBA) stress tests.
The global economic uncertainty caused by the covid-19 crisis made it exceptionally difficult for businesses to plan ahead. Our scenario analyses were key in identifying new action points, developing business responses, adjusting our risk strategy and preserving our strength and solvency.
Applications of scenario analysis
Grupo Santander run scenario analysis at all levels under a forward-looking approach that helps Grupo Santander anticipate potential impacts on its solvency or liquidity. Grupo Santander run a systematic review of our risk exposure under a baseline scenario and various adverse and favourable scenarios.
Scenario analysis forms an integral part of several key Group processes:
•Regulatory exercises under the guidelines of the EU supervisor and national supervisors.
•Internal capital adequacy assessment (ICAAP) and liquidity assessment (ILAAP), for which Grupo Santander follows its own methodology to assess capital and liquidity under stress scenarios and support planning and management.
•Risk appetite, which includes stressed metrics to set the maximum risk we can assume. The risk appetite and capital and liquidity scenario exercises are closely interrelated but have different frequencies and granularity.
•Climate change analyses to identify scenarios of risks and opportunities. Pilot analyses are covering the wholesale portfolio.
•Recurrent risk management:
- Budget and strategic planning: when implementing a new risk approval policy, in Grupo Santander’s risk profile assessment by senior management or when monitoring specific portfolios or lines of business
- The systematic process of identifying and analysing our top risks, each of which is associated with a macroeconomic or idiosyncratic scenario to assess their potential impact.
- The recovery plan, which is drawn up every year to determine Grupo Santander’s tools to overcome an extremely severe financial crisis. The plan provides financial and macroeconomic stress scenarios with degrees of severity as well as idiosyncratic and systemic events.
- IFRS 9. Since 1 January 2018, regulatory provision requirements have included scenario analyses in related processes, models and methodologies.
- Credit and market risk stress test exercises not only as a response to regulatory exercises but also as a key tool integrated in Grupo Santander’s risk management.
Amid the covid-19 pandemic and following supervisory guidelines, the Research department created a set of additional macroeconomic scenarios under a long-term stable outlook approach to account for the observed worsening in most indicators and assess expected losses. Grupo Santander developed the scenarios through a robust process with great effort from the teams involved, ensuring their consistency.
3.4. Risk Reporting Structure (RRS)
Grupo Santander´s reporting continues to streamline processes, controls and reports to senior management. The Enterprise Wide Risk Management team updates and compiles the risk profile overview under a forward-looking approach so senior management can assess actual and future risks and take appropriate actions.
There are three main types of risk reports: the weekly and monthly risk reports distributed to senior management; subsidiaries’ risk reports; and reports on each risk factor identified in the risk framework.
Grupo Santander's strong risk reporting structure is characterized by:
•Balancing data, analysis and qualitative comments, including forward-looking measures, risk appetite alerts, limits and emerging risks.
•Covering all risk factors in the risk framework.
•Combining a holistic and reliable view with deeper analysis of each risk factor, our subsidiaries and markets.
•Following the same structure and criteria and provides a consolidated view to analyse all risks.
•Following risk data aggregation (RDA) criteria to report on metrics, ensuring data quality and consistency.
To respond to the covid-19 crisis, the reporting function, as acknowledged by the ECB's Single Supervisory Mechanism (SSM), increased the frequency, customized reports and produced new ones for the board and senior committees. It focused on critical topics such as macroeconomic conditions, health indicators, customer support measures and risk areas to enable close monitoring and easier decision-making.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
b) Credit risk
1. Introduction to the credit risk treatment
Credit risk refers to a potential financial loss from the default or credit quality deterioration of a customer or other third party with whom Grupo Santander has a contractual obligation. It is our most important risk, both in terms of exposure and capital consumption. It also includes counterparty risk, country risk and sovereign risk.
Credit risk management
Grupo Santander identifies, analyses, controls and decides on credit risk based on holistic view of the credit risk cycle, which includes the transaction, the customer and the portfolio. Business and risk areas and top managers are part of this process.
Credit risk identification is key to managing and controlling Grupo Santander's portfolios effectively. Grupo Santander classify external and internal risks in each business and adopt corrective and mitigating measures when needed through these processes:
1.1. Planning
Grupo Santander´s planning helps to set business targets and define specific action plans within our risk appetite framework.
Strategic commercial plans (SCP) are a management and control tool the business and risk areas prepare for Grupo Santander's credit portfolios. They determine commercial strategies, risk policies, resources and infrastructure, ensuring a holistic view of the portfolios. They provide managers with an updated view of credit portfolio quality to measure credit risk, run internal controls over the defined strategy coupled with regular monitoring, detect significant deviations in risk and potential impacts, and take corrective actions when necessary. They also align with Grupo Santander's risk appetite and its subsidiaries’ capital targets, and are approved and monitored by senior managers at each subsidiary before being reviewed and validated by Grupo Santander.
1.2. Risk assessment and credit rating
To analyse customers’ ability to meet contractual obligations, Grupo Santander uses valuation and parameter estimation models in each of the segments. Grupo Santander's credit quality valuation models are based on credit rating drivers, which Grupo Santander monitors to calibrate and adjust the decisions and ratings they assign. Depending on each segment, drivers can be:
•Rating: from mathematical algorithms that have a quantitative model based on balance sheet ratios or macroeconomic variables, and a qualitative module supplemented by the credit analyst’s expert judgement. It is used for SCIB, corporate, institutional and SME segments (with individualised treatment).
•Scoring: an automatic system to evaluate credit applications that assigns an individual score to customers for subsequent decision-making, generally in the retail and smaller SME segments.
Grupo Santander's parameter estimation models follow econometric models built on Grupo Santander's portfolios' historical defaults and losses. Grupo Santander uses them to calculate economic and regulatory capital as well as IFRS 9 provisions for each portfolio.
Grupo Santander regularly monitoring and evaluate models' appropriateness, predictive capacity, performance, granularity, compliance with policies and other related factors. Grupo Santander reviews ratings with the latest available financial and economic information. Grupo Santander has also increased the reviews for customers who are under closer observation or have automatic warnings in the risk management systems.
1.3. Credit risk mitigation techniques
We approve risks generally on the basis of borrowers’ ability to pay in fulfilment of financial obligations, notwithstanding any additional collateral or personal guarantees we can require from them. To determine this, we analyse funds or net cash flows from their businesses or income with no guarantors or the assets pledged as collateral. We always consider guarantors and collateral when deciding to approve a loan as a secondary means of recourse if the first channel fails.
In general, a guarantee is as a reinforcement measure added to a credit transaction to mitigate a loss due to a failure to meet a payment obligation.
Grupo Santander has credit risk mitigation techniques for various types of customer and products. Some are for specific transactions (e.g., property) while others apply to a series of transactions (e.g., derivatives netting and collateral). Grupo Santander can be grouped into personal guarantees, guarantees in the form of credit derivatives or collateral.
1.4. Definition of limits, pre-classifications and pre-approvals
Grupo Santander uses SCPs to manage credit portfolios, defining limits for each of them and for new originations, in line with the Group´s credit risk appetite and its target risk profile. Transposing the risk appetite to portfolio management strengthens controls over our credit portfolios.
Grupo Santander´s limits, pre-classifications and pre-approvals processes determine the risk we can assume with each customer. The business and risk areas set risk limits that are approved by the executive risk committee (or delegated committees) and should reflect a transaction’s expected risk-return
Grupo Santander applies various limits models to each segment:
•Large corporate groups: are subject to a pre-classification model based on a system for measuring and monitoring economic capital. Pre-classification models express the level of risk Grupo Santander is willing to assume in transactions with customers/groups in terms of capital at risk, nominal cap and maximum tenors. To manage limits with financial entities, Grupo Santander uses Credit Equivalent Risk (CER), which includes actual and expected

Annual report 2020	Contents
risks with customers according to risk appetite and credit policies.
•Corporates and institutions: that meet certain requirements (strong relationships, rating, etc.): Grupo Santander uses simpler pre-classification model with an internal limit. It establishes a reference point in a customer's level of risk based on repayment capacity, overall indebtedness and a pool of banks.
Transactions with large corporates, corporates and institutions above certain limits or with special characteristics could require approval from a senior credit analyst or a committee.
•For individual customers and SMEs with low turnover, Grupo Santander manages large volumes of credit transactions with automatic decision models to classify customers and transactions.
1.5. Scenario analysis
Grupo Santander´s scenario analyses determine the potential risks in its credit portfolios and provide a better understanding of our portfolios' performance under various macroeconomic conditions. They allow us to anticipate management strategies that will avoid future deviations from defined plans and targets. They simulate the impact of alternative scenarios in portfolios’ credit parameters (PD, LGD) and expected credit losses. We compare findings with portfolios’ credit profile indicators to find the right measures for managers to take. Credit risk management of portfolios and SCPs incorporate scenario analyses.
1.6. Monitoring
Regularly monitoring business performance and comparing it to pre-defined plans is key to our management of risk. Grupo Santander's holistic monitoring of customers helps detect impacts on risk performance and credit quality early. Grupo Santander assigns customers a classification with a pre-defined course of action and ad hoc measures to correct any deviations. Monitoring, which considers transaction forecasts and characteristics, in addition to changes in classification, is performed by local and global risk teams supported by the Internal Audit unit and is based on customer segmentation:

•For SCIB, monitoring is initially a function of business managers and risk analysts who maintain direct relationships with customers, manage portfolios and provide Grupo Santander with an up-to-date view of customers’ credit quality to anticipate concerning situations.
•For commercial banking, institutions and SMEs assigned a credit analyst, Grupo Santander tracks customers requiring closer monitoring and review their ratings based on relevant indicators.
•Monitoring of individual customers, businesses and smaller SMEs follows a system of automatic alerts to detect shifts in portfolios’ performance.
Monitoring uses the Santander Customer Assessment Note (SCAN) tool. Grupo Santander fully rolled it out in our subsidiaries in 2019. It helps set individual monitoring levels and frequencies, policies, and actions for customers based on credit quality and particular circumstances.
In addition to monitoring customer credit quality, Grupo Santander defines control procedures to analyse portfolios and performance, as well as any deviations from planning or approved alert levels.
1.7. Recovery and collections management
The Collections & Recoveries area carries out recoveries, which are important to risk management. It defines a global, enterprise-wide management strategy with guidelines and general lines of action for Grupo Santander's subsidiaries based on the economic environment. business model and other local recovery conditions. Recovery management follows regulatory requirements set out in the EBA Guidelines on the management of non-performing and forborne exposures. In addition, Grupo Santander applies specific policies on recovery management that include the principles of the different strategies.
The Collections & Recoveries areas directly manage customers. As sustained value creation is based on effective and efficient collections, digital channels that develop new customer relations are gaining importance. Grupo Santander diverse customer base requires segmentation to manage recoveries appropriately. The highly technological and digital processes Grupo Santander follows help us attend to large groups of customers with similar profiles and products. Grupo Santander's personalized management, however, focuses on customer profiles that require a special manager and approach.
Grupo Santander splits recovery management into four phases: arrears, non-performing loans, write-offs and foreclosed assets. Grupo Santander may uses mechanisms to rapidly reduce assets like sales of foreclosed assets or non-performing loans pool sales. Grupo Santander constantly seeks alternatives to legal action in order to collect debt.
Grupo Santander includes debt instruments as written-off loans (even if they are not past-due) if an individual analysis of the solvency of a transaction and the borrower leads us to believe recovery is remote due to a notorious and unrecoverable impairment. Though this may lead to full or partial cancellation and de-recognition of the gross carrying amount of debt, it does not mean we interrupt negotiations and legal proceedings to recover debt. In countries with high exposure to real estate risk, we have efficient sales management instruments that help maximize recovery and optimize balance sheet stocks.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
2. Main aggregates and variations
Following are the main aggregates relating to credit risk from our activities with customers:

Main credit risk performance metrics from activity with customers
December 2020 data
	Credit risk with customers * (EUR million)			Non-performing loans (EUR million)			NPL ratio (%)
	2020	2019	2018	2020	2019	2018	2020	2019	2018
Europe	606,997	605,969	580,449	20,272	21,054	22,995	3.34	3.47	3.96
Spain	221,341	213,668	227,401	13,796	14,824	16,651	6.23	6.94	7.32
UK	252,255	264,297	242,481	3,138	2,736	2,691	1.24	1.04	1.11
Portugal	40,693	37,978	38,340	1,584	1,834	2,279	3.89	4.83	5.94
Poland	31,578	33,566	30,783	1,496	1,447	1,317	4.74	4.31	4.28
North America	131,626	143,839	125,916	2,938	3,165	3,510	2.23	2.20	2.79
US	99,135	105,792	92,152	2,025	2,331	2,688	2.04	2.20	2.92
SBNA	49,862	56,640	51,049	405	389	450	0.81	0.69	0.88
SC USA	29,050	29,021	26,424	1,529	1,787	2,043	5.26	6.16	7.73
Mexico	32,476	38,047	33,764	913	834	822	2.81	2.19	2.43
South America	129,590	143,429	138,134	5,688	6,972	6,639	4.39	4.86	4.81
Brazil	74,712	88,893	84,212	3,429	4,727	4,418	4.59	5.32	5.25
Chile	42,826	42,000	41,268	2,051	1,947	1,925	4.79	4.64	4.66
Argentina	4,418	5,044	5,631	93	171	179	2.11	3.39	3.17
Digital Consumer Bank	116,381	117,398	108,701	2,525	2,470	2,296	2.17	2.10	2.11
Corporte Centre	4,862	5,872	4,953	344	138	252	7.08	2.34	5.09
Total Group	989,456	1,016,507	958,153	31,767	33,799	35,692	3.21	3.32	3.73
* Includes gross lending to customers, guarantees and documentary credits.
Key figures by geographic region are described below:
•Europe: the NPL ratio fell 13 bps to 3.34% from 2019 due to a significant reduction in non-performing loans in Spain and Portugal, offsetting the increase observed in the UK.
•North America: the NPL ratio slightly increased 3 bps to 2.23% from 2019, due to the decline in total lending both in Mexico and SBNA, although the ratio declined in Santander US by 16 bps due to good performance in SC USA. In terms of NPL stock, a decrease of 7.2% was observed in the year.
•South America: the NPL ratio decreased by 47 bps to 4.39%. In Brazil and Argentina, they dropped 73 bps and 128 bps respectively from 2019. However, they slightly increased in Chile (+15 bps vs 2019).

Annual report 2020	Contents
Information on the estimation of impairment losses
Estimation of expected credit losses:
The covid-19 health crisis has been unexpected, unpredictable and severe, but it is estimated to be of a temporary nature. Grupo Santander priority in these circumstances has been to look after the health of its employees, customers and shareholders, but also to help reduce the economic impact of the pandemic. This includes trying to offer the best solutions to help customers.
Conceptually, the phases in managing the effects of covid-19 have been:
–Identification of customers or groups affected or potentially affected by the pandemic.
–Early relief of temporary financial difficulties caused by covid-19 through measures promoted by governments, central banks, and financial institutions.
–Monitoring the evolution of customers, to ensure that they continue to be provided with the best solution for their situation, and also to guarantee that their potential impairment is correctly reflected in the risk management and accounting. This point is particularly relevant at the expiry of any moratorium or liquidity support measures to which customers may have availed themselves.
–Monitoring is accompanied by recovery management activities when necessary.
These conceptual phases do not occur sequentially but overlap in time. Additionally, the continuous interaction and coordination between the different subsidiaries is proving to be a fundamental asset in the management of this crisis. The experience obtained in the fight against the health crisis and its financial consequences in our different geographies, and the different speeds at which it has been developing in each of them, allow us to share the best practices identified and to implement in an agile and efficient manner those strategies and concrete actions that have been most successful, always adapted to the local reality of each market.
Measures to support the economy
In accordance with the comments made earlier regarding the relief of our clients' temporary financial difficulties caused by the pandemic, Grupo Santander has adopted measures to foster the economic resilience of our clients during the crisis in all regions. The most outstanding of these include the following:
–Providing liquidity and credit facilities to companies facing difficulties.
–Facilitate grace periods or moratoriums in many of their markets.
–Optional, temporary increase of the limit on credit cards and overdrafts.
–Support customers with potential difficulties (elderly, SMEs, etc.) by being proactive and trying to cover their needs.
–Temporary reduction or suspension of commissions (when withdrawing money from ATMs, on interest-free online purchases, on bank transfers...).
–Guaranteeing covid-19 coverage in health insurance.
–Advising clients in financial difficulties through specialised teams.
Regarding the covid-19 pandemic, Grupo Santander has implemented measures in all its subsidiaries to provide liquidity and credit facilities, as well as to facilitate payment deferrals for people and businesses facing hardship.
In relation to the specific liquidity measures, shortages or moratoriums, a series of support programmes have been implemented in accordance with the guidelines set by regulatory and supervisory authorities, as well as by governments, central banks and supranational entities. The main objective is to mitigate the temporary impact on the activity of customers. The absence of appropriate measures and their adequate prudential and accounting treatment could worsen the economic consequences of the crisis, generating procyclical effects that would lengthen its duration and impact.
The different measures offered can be grouped into the following categories:
–Government liquidity measures: Generally speaking, these are lending facilities provided by the bank to legal entities, which have government guarantees on a specific percentage of the exposure generated in the event of default. Examples of this type of measure include ICO (Instituto de Crédito Oficial) loans in Spain or the Paycheck Protection Program (PPP) in the United States.
–Government moratorium measures: In this case, the government authorities define a series of requirements, which, in the event that they are met by the beneficiary, involve the granting of moratoriums by the bank on the payment of capital and/or interest on the various credit operations that customers may have contracted. The general expiration of the moratorium measures is short term. Some governments and institutions have re-extended the terms of the initial moratoriums, especially those that were launched in the very short term in the initial phase, with less visibility of the potential duration of the crisis, but re-extensions are also being short term.
The specific characteristics of these programs vary depending on how they are defined by the national governments of the countries in which Grupo Santander operates. The criteria used to grant these loans also depend on the requirements established by the authorities of each country in accordance with the legislation in force in each case.
–Internal/sectoral moratorium measures: This is, broadly speaking, the granting of moratoriums by the bank on the payment of capital and/or interest on the various credit operations that customers may have contracted. In this case, the specific characteristics of these measures, in terms of terms, amounts, etc., vary

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
according to each geography, product or customer segment in order to adapt them as best as possible to the reality of the local market and its regulation, as well as to the needs of the customer and the product contracted. In many cases, the general conditions of application have been agreed on a sectoral basis, for example through the national banking associations.
–Other internal measures: This category includes all those measures not included in the previous sections.
As regards the moratorium measures granted, it should be noted, as detailed below, that the amount amounted to EUR 112,000 million. Of these, around 63% corresponded to residential mortgages, mainly in the UK where the portfolio has a low average loan to value (<50%). The moratoriums granted on consumer loans (EUR 20bn; 18% of total) are mainly car loans . The granting of new moratoriums has slowed down in the second half of the year.
The 79% of total moratoriums (EUR 89,000 million) have already expired by the end of December 2020, showing a good performance, with only 3% of them classified as stage 3 in accordance with IFRS 9.
Estimation of expected loss
In the context described in the previous sections, many regulators and supervisors have highlighted the uncertainties surrounding the economic impacts of the health crisis. This is also evident in the frequent updates of macroeconomic forecasts, with different perspectives and views on the depth and duration of the crisis. Thus, the guidance (including IASB, ESMA, EBA and ECB) does not set a mechanistic approach to estimating expected credit losses under IFRS 9, in order to prevent this variability in economic conditions from translating into volatility in results, with its potential pro-cyclical effects on the economy.
Thus, Grupo Santander analyses losses under IFRS 9 on the basis of three types of elements:
1.Continuous monitoring of customers
Monitoring the credit quality of customers may be more complex in the current circumstances, in the absence of certain contractual payments on transactions subject to a moratorium, however, the total amount of loans still subject to these measures has been significantly reduced during the year. This amount was around EUR 23,000 million at the end of December 2020, of which approximately 78% is secured. For such monitoring, and in addition to the application of internal customer monitoring policies, all available information should be used. The availability of information and its relevance is different in the various portfolios of the different countries in which Grupo Santander operates, but it may include, but is not limited to the following:
–The payment of interest in the case of principal-only shortfalls.
–The payment of other operations of the same client in the institution (not subject to moratorium).
–Information on payment of loans in other entities (through credit bureaus).
–Customer financial information: average balances in current accounts, availability/use of limits, etc.
–Available behavioural elements (variables that feed the behavioural scores, etc.).
–Information gathered from customer contacts (surveys, calls, questionnaires, etc.). This may include: customers who have taken up furlough programs, direct government aid, etc.
2. Forward-looking vision
As reflected by the IASB, macroeconomic uncertainty makes the usual application of IFRS 9 expected loss calculation models difficult but does not exempt the incorporation of the prospective feature of the standard. To this end, the European Central Bank has recommended the use of a stable, long-term view (long-run) of the macroeconomic forecasts, which takes into account in the assessment the multiple support measures explained above.
3. Additional elements
Additional elements will be required when necessary because they have not been captured under the two previous elements. This includes, among others, the analysis of sectors most affected by the pandemic if their impacts are not sufficiently captured by the macroeconomic scenarios. Also collective analysis techniques, when the potential impairment in a group of clients cannot be identified individually.
With the elements indicated above, Grupo Santander evaluates in each of the geographical areas the evolution of the credit quality of its customers, for the purposes of their classification in Grupo Santander financial statements.
In terms of classification, Grupo Santander has generally maintained the criteria and thresholds for classification during the pandemic, incorporating the regulatory interpretations of the effect of moratoria on classification (in particular, the European Banking Authority's 'Guidelines on legislative and non-legislative moratoria on loan repayments applied in covid-19 crisis'). In this way, moratoriums that meet the specifications of these guidelines are not considered as automatic indicators for identifying these contractual changes as forbearances or classifying them in stage 2. However, this does not exempt the rigorous application of IFRS 9 in the monitoring of customer credit quality and, using individual or collective analysis techniques, the timely detection of significant increases in risk in certain transactions or groups of transactions.
Sound and accurate assessment of SICR has been one of the key areas of focus of the Group to identify and record any material increase in credit risk at an early stage. With that purpose, the SICR framework has not been relaxed due to covid-19 crisis. Not relying solely on conventional qualitative and quantitative triggers (e.g. days past due as a trigger), the determination of SICR has also been strengthened through collective assessments. This was done with the aim to responsibly anticipate the expected additional deterioration inherent to specific sector and client clusters, whose credit risk deemed to have increased, without the need to identify which individual client has suffered a SICR, avoiding “wait and see” approaches and ensuring that risks are adequately assessed,

Annual report 2020	Contents
classified and measured in the balance sheet. Different assessments have been carried out for this purpose: (i) Top-down Unlikeliness to Pay analysis; (ii) Identification of high risk segments or vulnerable sectors; (iii) Stress on payment holidays; (iv) Surveys on payment capacity and (v) Stress of roll rates based on past delinquency indicators.
Regarding moratoria measures, a rigorous identification and regular monitoring of customer credit quality and payment behavior have been performed and through specific individual or collective assessment, the timely detection of SICR have been assured.
Grupo Santander, within its governance processes, deployed guidelines across all our subsidiaries to assure a coherent and homogeneous criteria and governance to manage the new treatment and specific impacts on provisions derived from the pandemic. Directions were provided regarding the calculation of the macroeconomic impact of the crisis through an overlay and potential collective assessments, considering incurred deterioration, as result of the covid-19 contingency. These documents also include monitoring guide in order to ensure the adequacy of the overlay and to anticipate any update if required.
Details of the exposure by stage can be found in Notes 6, 7, 10, as well as in this note of these consolidated annual accounts. These Notes shows the levels of provisions for the year, which amount to EUR 12,173 million, including the provisions to cover the impact to date on expected losses resulting from the pandemic.
Grupo Santander estimates the impairment losses by calculating the expected loss at 12 months or for the entire life of the transaction, based on the stage in which each financial asset is classified in accordance with IFRS 9.
Then, considering the most relevant units of the Group (United Kingdom, Spain, United States, Brazil, also Chile, Mexico, Portugal, Poland, Argentina and Santander Consumer Finance), which represent approximately 96% of the total Group's provisions. The table below shows the impairment losses associated with each stage as of 31 December 2020, 2019 and 2018.
In addition, depending on the transactions credit quality, the exposure is divided into three categories according to Standard and Poor's ratings:

Exposure and impairment losses by stage
EUR million
	2020
Credit quality **	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	489,518	9,124	—	498,642
From BB- to CCC	276,516	55,838	—	332,354
Default	—	—	30,436	30,436
Total exposure **	766,034	64,962	30,436	861,432
Impairment losses***	4,458	5,461	13,503	23,422
*    Detail of credit quality ratings calculated for Group management purposes.
**    Credit to customers (amortized cost and FV through OCI) + off balance sheet with customers (financial guarantees,technical guarantees and letters of credit), (including temporary asset acquisitions).
***    Includes provisions for undrawn authorized lines (loan commitments).

Exposure and impairment losses by stage
EUR million
	2019
Credit quality **	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	552,763	5,532	—	558,295
From BB- to CCC	306,880	47,365	—	354,245
Default	—	—	31,363	31,363
Total exposure **	859,643	52,897	31,363	943,903
Impairment losses***	3,980	4,311	13,276	21,567
*    Detail of credit quality ratings calculated for Group management purposes.
**    Credit to customers (amortized cost and FV through OCI) + off balance sheet with customers (financial guarantees,technical guarantees and letters of credit), (including temporary asset acquisitions).+ loan commitments granted.
***    Includes provisions for undrawn authorized lines (loan commitments).

Exposure and impairment losses by stage
EUR million
	2018
Credit quality **	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	685,507	7,176	—	692,683
From BB- to CCC	222,495	47,439	—	269,935
Default	—	—	30,795	30,795
Total exposure **	908,002	54,616	30,795	993,412
Impairment losses	3,823	4,644	12,504	20,970
*    Detail of credit quality ratings calculated for Group management purposes.
**    Amortised cost assets + loans and advances + loan commitments granted.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The remaining units that form the totality of the Group exposure, contributed EUR 98,121 million in stage 1, EUR 3,613 million in stage 2, and EUR 1,322 in stage 3 (In 2019 EUR 38,174 million in stage 1, EUR 442 million in stage 2, and EUR 1,056 million in stage 3 and in 2018 EUR 151,906 million in stage 1, EUR 700 million in stage 2, and EUR 1,743 million in stage 3), and impairment losses of EUR 180 million in stage 1, EUR 393 million for stage 2, and EUR 277 million in stage 3 (In 2019 EUR 264 million, EUR 306 million and EUR 91 and in 2018 EUR 152 million, EUR 163 million and EUR 1,145 million in stage 1, stage 2 and stage 3, respectively).
The rest of the exposure, including all financial instruments not included before, amounts to EUR 478,093 (EUR 507,479 million in 2019), as this includes all undrawn authorized lines (loan commitments). In 2018, the rest of the exposure amounted to EUR 242,867 million, due to the fact that the undrawn authorized lines were included in the "Total Risk" reported in the previous tables. The reporting criterion was updated in 2019 with regards to the undrawn authorized lines in order to align the exposure figures reported in this section to the rest of the report.
As of 31 December 2020, the Group had EUR 497 million net of provisions (EUR 706 million and EUR 757 million at 31 December 2019 and 2018, respectively) of purchased credit-impaired assets, which relate mainly to the business combinations carried out by the Group.
Regarding the evolution of credit risk provisions, the Group, in collaboration with the main geographical areas, monitors them by carrying out sensitivity analyses considering changes in macroeconomic scenarios and main variables that have an impact on the financial assets distribution in the different stages and calculating credit risk provisions.
Additionally, based on similar macroeconomic scenarios, the Group also performs stress tests and sensitivity analysis in a regular basis, such as ICAAP, strategic plans, budgets and recovery and resolution plans. In this sense, a prospective view of the sensitivity of each of the Group’s loan portfolio is created in relation to the possible deviation from the base scenario, considering both the macroeconomic developments in different scenarios and the three year evolution of the business. These tests include potentially adverse and favourable scenarios.
The transactions classification into the different IFRS 9 stages is carried out in accordance with the regulation through the risk management policies of our subsidiaries, which are consistent with the risk management policies defined by the Group. In order to determine the classification in stage 2, the Group assesses whether there has been a significant increase in credit risk (SICR) since the initial recognition of the transactions, considering a series of common principles throughout the Group that guarantee that all financial instruments are subject to this assessment, which considers the particularities of each portfolio and type of product on the basis of various quantitative and qualitative indicators. Furthermore, transactions are subject to the expert judgement of the analysts, who set the thresholds under an effective integration in management. All is implemented according to the approved governance.
The establishment of judgements and criteria thresholds used by the Group are based on a series of principles, and develop a set of techniques. The principles are as follows:
•Universality: all financial instruments subject to a credit rating must be assessed for their possible Significant Increment Credit Risk (SICR).
•Proportionality: the definition of the SICR must take into account the particularities of each portfolio.
•Materiality: its implementation must be also consistent with the relevance of each portfolio so as not to inclur in unnecessary costs or efforts.
•Holistic vision: the approach selected must be a combination of the most relevant credit risk aspects (e.g. quantitative and qualitative).
•Application of IFRS 9: the approach must take into consideration IFRS 9 characteristics, focusing on a comparison with credit risk at initial recognition, as well as considering forward-looking information.
•Risk management integration: the criteria must be consistent with those metrics considered in the day-to-day risk management.
•Documentation: Appropriate documentation must be prepared.
The techniques are summarised below:
•Stability of stage 2: in the absence of significant changes in the portfolios credit quality, the volume of assets in stage 2 should maintain a certain stability as a whole.
•Economic reasonableness: at transaction level, stage 2 is expected to be a transitional rating for exposures that could eventually move to a deteriorating credit status at some point or stage 3, as well as for exposures that have suffered credit deterioration and whose credit quality is improving. .
•Predictive power: it is expected that the SICR definition avoids, as fas as possible, direct migrations from stage 1 to stage 3 without having been previously classified in stage 2.
•Time in stage 2: it is expected that the exposures do not remain categorized as stage 2 for an excessive time.
The application of the aforementioned techniques, conclude in the setting of one or several thresholds for each portfolio in each geography. Likewise, these thresholds are subject to a regular review by means of calibration tests, which may entail updating the thresholds types or their values.
Covid-19 credit risk management and customer support programmes
In the context of the general response of Santander to the covid-19 pandemic, and specifically with the purpose to help the customers from the credit perspective and foster their economic resilience during the crisis, Grupo Santander implemented several actions in addition to those listed above, the following:

Annual report 2020	Contents
• The severity of the pandemic's effects was significantly different depending on the economic sector. Consequently, Santander launched a process to identify those that could be more affected in order to focus credit risk management on them.
• Due to the covid-19 crisis, great focus was placed on collections & recoveries readiness across Grupo Santander to deal with the impact expected on its portfolios once the support measures granted have expired.
At 31 December 2020, Grupo Santander had granted payment moratoria to 4.8 million customers for an overall amount of EUR 112,000 million, which represents 12% of the lending portfolio.
The payment moratoria distribution by business line can be observed in the following table:

	Clients (Million)	Total amount (EUR million)	% Lending portfolio
	Of which government programmes	Of which government programmes
Mortgages	0.7	69,938	22%
	0.5	56,936
Consumer	3.9	19,951	9%
	1.0	4,060
SME & Corporates	0.2	21,948	7%
	0.1	9,182
Total	4.8	111,837	12%
	1.6	70,178
At the end of 2020, 79% of total moratoria granted by the Group had expired and only 3% of the total was classified in stage 3.
The following table shows the distribution by business line:

EUR million
	Total moratoria	Total portfolio	Of which expired
Individuals	89,889	543,321	72,662
Mortgages	69,938	312,949	55,020
Consumer	19,951	230,372	17,642
SME & corporates	21,948	336,489	15,847
Total*	111,837	879,810	88,509
* Total portfolio includes segmented exposure and excludes off-balance
Over 60% of the outstanding loans under moratoria are mortgages.
Total loans granted under government liquidity programmes amounted to EUR 38,314 million, with an average government guarantee coverage of 81%.
Covid-19 overlay quantification
Numerous international organizations and supervisors have underlined the importance of responsibly adapting and applying the accounting and prudential policies to the containment measures put in place to combat the effects of the covid-19 health crisis, which are of a temporary and exceptional nature.
Some policies disclosed by supervisors include the Bank of England measures to respond to the economic shock from Covid-19; EBA's Statement on the application of the prudential framework regarding Default, Forbearance and IFRS9 in light of Covid-19 measures; and the Federal Reserve's SR 20-4 / CA 20-3 - Supervisory Practices Regarding Financial Institutions Affected by Coronavirus.
In light of these statements, we accounted for deviations in local books based on stable long-term macroeconomic forecasts with a post model adjustment and a collective and/or individual assessment to reflect reality and recognize expected credit losses on assets deemed subject to a significant increase in credit risk, without the need to identify individual financial instruments.
The overlay was considered as the best option to recognize the increase in expected loss, as a mechanistic application of the Expected Credit Loss (ECL) methodology, which in the current context may have led to unpredictable results. The additional provisions associated to different macroeconomic scenarios were calculated using internal models; however an overlay over the monthly IFRS 9 calculation was considered, in order to enhance the oversight and control of the ECL estimation accuracy.
In addition, the aforementioned scenarios considered to support the overlay calculation were based on a long-run approach, following the indications of numerous international organizations and supervisors.
Amid maximum uncertainty, this long-term approach is to avoid volatility in provisions as a result of the sharp economic downturn, on account of the exceptional nature of the overlay and the battery of support economic measures taken by central banks and governments.
In this regard, at the end of 2020, the Group has recorded an additional provision for impairment of financial assets at amortized cost the allowance for credit losses of EUR 3,105 million due to the effect of the covid-19 pandemic (EUR 622 million in stage 1, EUR 1,663 million in stage 2 and EUR 820 million in stage 3).

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
3.Detail of the main geographical areas
Following is the risk information related to the most relevant geographies in exposure and credit risk allowances.
This information includes sensitivity analysis, consisting on simulations of +/-100 bp in the main macroeconomic variables. A set of specific and complete scenarios is used in each geography, where different shocks that affect both the reference variable as well as the rest of the parameters is simulated. These shocks may be originated by productivity, tax, wages or exchange and interest rates factors. Sensitivity is measured as the average variation on expected loss corresponding to the aforementioned scenarios. Following a conservative approach, the negative movements take into account one additional standard deviation in order to reflect the potential higher variability of losses.

Annual report 2020	Contents
3.1. United Kingdom
Credit risk with customers in the UK (excluding Santander Consumer UK) decreased by 4.6% (+0.7% in local currency) year-on-year to EUR 252,255 million. Mortgage lending and loans to SME, supported by government-backed covid-19 measures were the key drivers of this YoY increase. UK portfolio accounts for 27% of Santander's loan portfolio.
More than 320,000 customers (excluding SCF UK) benefited from payment holidays, in line with the guidance issued by the Financial Conduct Authority (FCA). Customers applied for this facility generally for a three-month period, with the option of extending it for a further three months, if needed.
The NPL ratio increased in 2020, to 1.24% (+20 bps vs year-end 2019), driven by adjustments made in the corporate and commercial banking segment to account for covid-19 effects.
Mortgage portfolio
Because of its size, we closely monitor Santander UK’s mortgage portfolio for the entity itself and Grupo Santander. As of December 2020, it amounted to EUR 189,076 million, growing by +2.7% in local currency. It consists of first lien residential mortgages (no mortgages involve second or successive liens on properties).
Mortgage lending growth was resilient after the market reopened in May. In the third quarter, the mortgage market was particularly active, due to pent up demand from the covid-19 lockdown and the temporary reduced stamp duty rates, which have led to improved new mortgage pricing.
In accordance with Grupo Santander's risk management principles, all properties are appraised independently before new mortgages are approved. Property values used as collateral for granted mortgages are updated quarterly by an independent agency with an automatic appraisal system in line with market practices and legislation.
Geographically, credit exposures are predominantly in the South East of the UK and the London metropolitan area.
Information on the estimation of impairment losses
The detail of Santander's UK exposure and impairment losses associated with each of the stages at 31 December, 2020, 2019 and 2018, is shown below.
In addition, depending on the current operations credit quality, the exposure is divided in three categories according to Standard and Poor's ratings:

Exposure and impairment losses by stage
EUR million
	2020
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	179,612	2,450	—	182,062
From BB- to CCC	31,067	16,146	—	47,213
Default	—	—	3,118	3,118
Total exposure **	210,679	18,596	3,118	232,393
Impairment losses***	173	515	628	1,316
*    Detail of credit quality ratings calculated for Group management purposes.
**    Credit to Customers (amortized cost and FV through OCI) + off balance sheet with customers (financial guarantees, technical guarantees and letters of credit), (including temporary asset acquisitions).

Exposure and impairment losses by stage
EUR million
	2019
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	233,696	1,679	—	235,375
From BB- to CCC	36,991	12,190	—	49,181
Default	—	—	2,821	2,821
Total exposure **	270,687	13,869	2,821	287,377
Impairment losses***	83	437	552	1,072
*     Detail of credit quality ratings calculated for Group management purposes.
**     Credit to customers (amortized cost and FV through OCI) + off balance sheet with customers (financial guarantees, technical guarantees and letters of credit), (including temporary asset acquisitions and undrawn exposure) + loan commitments granted.
***     Includes provisions for undrawn authorized lines (loan commitments).

Exposure and impairment losses by stage
EUR million
	2018
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	220,129	1,900	—	222,029
From BB- to CCC	32,055	11,114	—	43,169
Default	—	—	2,795	2,795
Total exposure **	252,184	13,014	2,795	267,993
Impairment losses	192	306	302	800
*    Detail of credit quality ratings calculated for Group management purposes.
**    Amortised cost assets + loans and advances + loan commitments granted.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The Government support measures taken in the United Kingdom in response to the covid-19 pandemic are detailed below:
•The moratoriums granted initially had a term of 3 months.
•In June the majority of the moratoriums started to expire and between June and July there were extensions of another 3 months worth some 11 billion euros so that from August onwards almost all that remained in force were extensions.
•The government approved in October that moratoriums could continue to be applied for until March 31, 2021, as long as a client had not already exceeded 6 months of moratoriums in total.
•The moratoriums granted entailed a deferral of principal and interest.
At 31 December 2020, moratoriums had been granted to 323,265 customers, for a total amount of EUR 43,944 million, equivalent to 19.05% of the loan portfolio. The distribution of moratoriums by portfolio is shown below:

EUR million
	Total moratoria	Total portfolio	Of which expired
Individuals	41,626	194,783	38,850
Mortgages	41,274	188,255	38,544
Consumer	352	6,528	306
SME & corporates	2,318	28,918	2,253
Total*	43,944	223,701	41,103
* Total portfolio includes segmented exposure and excludes off-balance
Of the total moratoriums expired at December 31, 2020, EUR 34,365 million were classified in stage 1, EUR 6,052 million in stage 2 and EUR 686 million in stage 3.
At the end of 2020, 93.54% of total moratoria granted by the Group had expired and only 1.67% of those was classified in stage 3.
Total loans granted under government liquidity programmes amounted to EUR 5,515 million, at 31 December 2020. The UK represents 13% of the total exposure in Bounce Back Loans (BBLS) that are 100% covered by the government's guarantee scheme.
In relation to the overlay calculated to recognize the increase in expected loss due to the current situation of uncertainty, it has been calculated taking into account the adequate and accurate identification of those significant increases in risk (SICR) that may have occurred, not only based on quantitative and qualitative indicators but also through collective assessments as explained above in the section on estimation of expected loss in Grupo Santander.
Of the total impairment credit losses, mainly EUR 505 million corresponds to the overlay calculated as of December 31, 2020 (EUR 17 million in stage 1, EUR 275 million in stage 2 and EUR 213 million in stage 3).

Annual report 2020	Contents
For the estimation of expected losses, prospective information is taken into account. Specifically, Santander UK considers five macroeconomic scenarios, which are updated periodically. The evolution forecasted in 2020 for the next five years of the main macroeconomic indicators used by Santander UK to estimate expected losses is presented below:

	2021 - 2025
Variables	Pessimistic scenario 3	Pessimistic scenario 2	Pessimistic scenario 1	Base scenario	Optimistic scenario 1
Interest rate	-0.10%	2.10%	0.26%	0.26%	1.20%
Unemployment rate	8.42%	7.20%	5.98%	6.04%	4.79%
Housing price change	0.86%	0.89%	1.00%	1.14%	1.08%
GDP growth	0.28%	1.79%	1.71%	3.62%	3.07%
The five-year projected development generated in 2019 to estimate the expected loss is shown below:

	2020 - 2024
Variables	Pessimistic scenario 2	Pessimistic scenario 1	Base scenario	Optimistic scenario 1	Optimistic scenario 2
Interest rate	2.60%	1.80%	0.85%	1.75%	1.90%
Unemployment rate	7.29%	5.08%	4.03%	3.14%	2.57%
Housing price change	-0.07%	-0.01%	0.02%	0.04%	0.06%
GDP growth	0.01%	0.01%	0.02%	0.02%	0.03%
Each of the macroeconomic scenarios is associated with a given probability of occurrence. In terms of allocation, Santander UK associates the highest weighting to the base scenario, while it associates the lowest weightings to the most extreme or severe scenarios. In addition, at 31 December 2020, the weights used by Santander UK reflect the future prospects of the British economy in relation to its current political and economic position so that higher weights are assigned for negative scenarios:

	2020	2019	2018
Pessimistic scenario 3	10%	0%	0%
Pessimistic scenario 2	25%	15%	10%
Pessimistic scenario 1	15%	30%	30%
Base scenario	45%	40%	40%
Optimistic scenario 1	5%	10%	15%
Optimistic scenario 2	—%	5%	5%
In the case of Santander UK, the additional provisions for covid-19 were calculated using the own model.
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios is as follows:

	Change in provision
	Mortgages	Corporates
GDP Growth
-100 bp	15.31%	7.48%
100 bp	-2.06%	-9.59%
Housing price change
-100 bp	15.84%	10.16%
100 bp	-2.72%	-9.88%
Unemployment rate
-100 bp	-5.79%	-9.64%
100 bp	28.93%	10.02%
With regards to the determination of classification in stage 2, the quantitative criteria applied by Santander UK are based on identifying whether any increase in PD for the expected life of the transaction is greater than both an absolute and a relative threshold (the PD used in that assessment are adjusted to the transaction's remaining term and also annualised in order to facilitate that the thresholds defined cover the whole range of the transactions maturity dates). The relative threshold established is common to all portfolios and a transaction is considered to exceed this threshold when the PD for the entire life of the transaction increases by 100% with respect to the PD at the time of initial recognition. The absolute threshold, on the other hand, is different for each portfolio depending on the characteristics of the transactions, ranging between 360 bp and 30 bp.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
In addition, for each portfolio, a series of specific qualitative criteria is defined to indicate that the exposure has had a significant increase in credit risk, regardless of the evolution of its PD since the time of initial recognition. Santander UK, among other criteria, considers that an operation presents a significant increase in risk when it presents irregular positions for more than 30 days. These criteria depend on the risk management practices of each portfolio.
3.2. Spain
Portfolio overview
Santander España’s credit risk totalled EUR 221,341 million (22% of Grupo Santander’s total). It is appropriately diversified in terms of products and customer segments.
In a backdrop of lower economic and credit growth, with a significant deterioration in macroeconomic figures after the covid-19 lockdown from March to May, new lending to consumers, SMEs and corporates increased, helped by Instituto de Crédito Oficial (ICO) financing lines and other liquidity programmes. Total credit risk increased by +3.6% compared to December 2019, including ICO loans by EUR 25.510 million.
The total portfolio’s NPL ratio was 6.23%, 71 bp less than in December 2019, Fewer defaults reduced the ratio by 48 bp, due to overall better performance driven by customer support programmes, the cure of several restructured debts and portfolio sales. Additionally, this positive effect was helped by the aforementioned growth in the loan portfolio, which decreased the ratio by 21 bps.
Additional provisions related to covid-19 increased the coverage rate to 47% (+6 p.p. vs. December 2019). Moreover, NPL reduction was mostly with loans with higher expected loss.
Cost of credit reflects the higher provisions due to the pandemic.
Information on the estimation of impairment losses
The detail of Santander Spain exposure and impairment losses associated with each of the stages at 31 December, 2020, 2019 and 2018, is shown below. In addition, depending on the current credit quality of the operations, the exposure is divided in three categories according to Standard and Poor's ratings:

Exposure and impairment losses per stage
EUR million
	2020
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	146,992	1,517	—	148,509
From BB- to CCC	40,630	11,541	—	52,171
Default	—	—	13,762	13,762
Total exposure **	187,622	13,058	13,762	214,442
Impairment losses***	479	732	5,277	6,488
*    Detail of credit quality ratings calculated for Group management purposes.
**    Credit to Customers (amortized cost and FV through OCI) + off balance sheet with customers (financial guarantees, technical guarantees and letters of credit), (including temporary asset acquisitions).
***    Includes provisions for undrawn authorized lines (loan commitments).

Exposure and impairment losses per stage
EUR million
	2019
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	139,673	1,315	—	140,988
From BB- to CCC	42,603	9,115	—	51,718
Default	—	—	14,587	14,587
Total exposure **	182,276	10,430	14,587	207,293
Impairment losses***	296	503	5,195	5,994
*    Detail of credit quality ratings calculated for Group management purposes.
**    Credit to Customers (amortized cost and FV through OCI) + off balance sheet with customers (financial guarantees, technical guarantees and letters of credit), (including temporary asset acquisitions).
***    Includes provisions for undrawn authorized lines (loan commitments).

Exposure and impairment losses per stage
EUR million
	2018
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	171,266	289	—	171,555
From BB- to CCC	25,108	12,603	—	37,711
Default	—	—	14,941	14,941
Total exposure **	196,374	12,892	14,941	224,207
Impairment losses	366	768	5,565	6,699

*    Detail of credit quality calculated for the purposes of Grupo Santander’s management
**    Amortised cost assets + loans and advances + loan commitments granted.
The remaining legal entities to reach the entire portfolio in Spain contribute another EUR 5,693 million, EUR 445 million and EUR 237 million of exposure in 2019 and, EUR 125,544, EUR 66 and EUR 1,657 million in 2018 of exposure in stage 1, stage 2 and stage 3 respectively, and impairment losses in the amount of EUR 55 million, EUR 41 million and EUR 8 million in 2019 and EUR 132 million, EUR 48 million and EUR 957 million in 2018, in stage 1, stage 2 and stage 3, respectively.
The real estate unit in Spain (UAI) was consolidated within Santander Spain in 2019, (this process was completed in

Annual report 2020	Contents
2020). Consequently, unlike in 2019 and 2018, in 2020 the perimeter is aligned.
The Government support measures taken in Spain in response to the covid-19 pandemic are detailed below:
•Moratoriums on mortgages were granted with moratoriums of up to 12 months, 25% of which were legislative moratoriums of 3 months, some of which were extended in the last quarter of the year.
•The legal moratoriums granted entailed a deferral of principal and interest, unlike the sectoral moratoriums which only involved a deferral for principal.
•In the consumer portfolio, moratoriums of up to 6 months were granted.
At 31 December 2020, moratoriums had been granted to 248,336 customers, for a total amount of EUR 9,438 million, equivalent to 4.70% of the loan portfolio. The distribution of moratoriums by portfolio is shown below:

EUR million
	Total moratoria	Total portfolio	Of which expired
Individuals	9,267	71,577	2,476
Mortgages	7,828	43,919	1,346
Consumer	1,439	17,658	1,130
SME & corporates	171	126,568	12
Total*	9,438	198,145	2,488
* Total portfolio includes segmented exposure and excludes off-balance
Of the total moratoriums expired at 31 December 2020, EUR 1,921 million were classified in stage 1, EUR 374 million in stage 2 and EUR 193 million in stage 3.
At the end of 2020, 26.36% of total moratoria granted by the Group had expired and only 7.74% of these was classified in stage 3.
Total loans granted under government liquidity programmes amounted to EUR 25,510 million. Spain represents 67% of the Group's total exposure to government liquidity programs. It has the longest maturities (in both the SME and corporate segments) due to the nature of these legislative programs.
In relation to the overlay calculated to recognize the increase in expected loss due to the current situation of uncertainty, it has been calculated taking into account the adequate and accurate identification of those significant increases in risk (SICR) that may have occurred, not only based on quantitative and qualitative indicators but also through collective assessments as explained above in the section on estimation of expected loss in Grupo Santander.
Of the total impairment credit losses, EUR 466 million corresponds to the overlay calculated as of December 31, 2020 (EUR 37 million in stage 1, EUR 261 million in stage 2 and EUR 168 million in stage 3).

For the estimation of the expected losses, the prospective information is taken into account. Specifically, Santander Spain considers three macroeconomic scenarios, which are updated periodically. The projected evolution for a period of five years of the main macroeconomic indicators used by Santander Spain for estimating expected losses is presented below:

	2020 - 2024
Variables	Pessimistic scenario	Base scenario	Optimistic scenario
Interest rate	-0.12%	-0.12%	0.80%
Unemployment rate	13.71%	11.65%	9.59%
Housing price change	-0.26%	1.62%	3.22%
GDP growth	0.77%	1.61%	2.34%
In the case of Santander Spain, the previously projected macroeconomic scenarios up to 2024 have been complemented with an additional scenario, the 'long-run' scenario, as indicated below.
Each macroeconomic scenarios is associated with a given probability of occurrence. As for its allocation, Santander Spain associates the Base scenario with the highest weight, while associating the lower weights to the most extreme scenarios:

	2020	2019	2018
Pessimistic scenario	30%	30%	30%
Base scenario	40%	40%	40%
Optimistic scenario	30%	30%	30%
Regarding the the long-run scenario used to calculate the post-model adjustment, the projected evolution of the main macroeconomic indicators for a period of five years is shown below:

Variables	Long-run scenario
Interest rate	-0.29%
Unemployment rate	14.35%
Housing price change	1.20%
GDP growth	0.79%
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios is as follows:

	Change in provision
	Mortgages	Corporate	Rest
GDP Growth
-100 bp	6.24%	8.17%	8.63%
100 bp	-2.63%	-4.50%	-5.48%
Housing price change
-100 bp	1.42%	8.14%	7.73%
100 bp	-1.12%	-3.12%	-3.74%

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
With regards to the stage 2 classification determination, the quantitative criteria applied in Santander Spain are based on identifying whether any increase in the PD for the expected lifetime of the transaction is greater than an absolute threshold. The threshold established is different for each portfolio based on the transactions characteristics, considering that a transaction is above this threshold when the PD for the life of the transaction increases by a certain quantity over the initial recognized PD. The values of these thresholds depend on their calibration, carried out periodically as indicated in the preceding paragraphs, which currently ranges from 25% to 1%, depending on the type of product and estimated sensitivity.
In the case of non-retail portfolios, Santander Spain uses the transaction's rating as a reference for its PD, taking into account its rating at the time of origination and its current rating, setting absolute thresholds for the different rating bands that depend on each portfolio characteristics. A SICR implies changes in the rating value between 0.1 and 4, depending on the portfolio and the estimated sensitivity (from lower to higher credit quality, the rating range goes from 1 to 9.3).
In addition, for each portfolio, a series of specific qualitative criteria are defined indicating that the exposure has had a significant increase in credit risk, regardless of the evolution of its PD since the time of initial recognition. Santander Spain, among other criteria, considers that an operation presents a significant increase in risk when positions have been past due for more than 30 days. These criteria depend on the risk management practices of each portfolio.

Residential mortgage portfolio
Residential mortgages in Spain, including Santander Consumer Finance business, amounted to EUR 59,605 million in 2020 (EUR 62,236 million and EUR 63,290 million in 2019 and 2018,respectively), 99.35% of which have a mortgage guarantee (99.51% and 99.14% in 2019 and 2018, respectively).

	2020
EUR million	Gross amount	Of which, non - performing
Home purchase loans to families	59,605	1,850
Without mortgage guarantee	387	75
With mortgage guarantee	59,218	1,775

	2019
EUR million	Gross amount	Of which, non - performing
Home purchase loans to families	62,236	2,649
Without mortgage guarantee	306	14
With mortgage guarantee	61,930	2,635

	2018
EUR million	Gross amount	Of which, non - performing
Home purchase loans to families	63,290	2,493
Without mortgage guarantee	545	54
With mortgage guarantee	62,745	2,439
The mortgage portfolio for the acquisition of homes in Spain is characterised by its medium-low risk profile, which limits expectations of any potential additional impairment:
•Principal is repaid on all mortgages from the start.
•Early repayment is common so the average life of the transaction is well below that of the contract.
•High quality of collateral, concentrated almost exclusively in financing for first homes.
•The average affordability rate stood at 27% (26% and 28% in 2019 and 2018, respectively).
•The 86% of the portfolio has a LTV below 80% calculated as total risk/latest available house appraisal.

Annual report 2020	Contents
Breakdown of the credit with mortgage guarantee to households for house acquisition, according to the percentage that the total risk represents on the amount of the latest available valuation (loan to value):

	2020
	Loan to value ratio
EUR million	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total
Gross amount	15,570	18,028	17,585	5,205	2,830	59,218
Of which, watchlist /non-performing	170	222	318	305	760	1,775
Businesses portfolio
Credit risk with SME and corporates amounted to EUR 149,646 million. Accounting for 68% of total credit risk, this is Santander Spain's main lending segment. Most of the portfolio corresponds to customers with an assigned credit analyst to monitor their loans throughout the risk cycle.
The portfolio is highly diversified and not concentrated in any sector.
The portfolio’s NPL ratio stood at 7.04% in December 2020. Even though total risk decreased, the NPL ratio fell by 21 bp compared to December 2019 owning to better performance driven by customer support programmes, the cure of several restructured exposures in corporates and portfolio sales. 2020 growth was mainly focused in liquidity support programs (ICO).
Real estate activity
The Real Estate Unit in Spain (UAI) was consolidated within Santander Spain in 2019, (this process was completed in 2020). The part of the portfolio resulting from the past financial crisis and the new business that is identified as viable should be differentiated. In both cases, Santander has specialized teams that are not only part of the Risk function but that supplement the management of this exposure and cover the whole life-cycle of these transactions: commercial management, legal treatment and eventually, collections and recoveries.
In recent years the Group's strategy has been geared towards reducing these assets. The changes in gross property development loans to customers were as follows:

EUR million
	2020	2019	2018
Balance at beginning of year	2,939	4,812	6,472
Foreclosed assets	(6)	(29)	(100)
Reductions*	(24)	(1,685)	(1,267)
Written-off assets	(38)	(159)	(293)
Balance at end of year	2,871	2,939	4,812
*    Includes portfolio sales, cash recoveries and third-party subrogations and new production.
The NPL ratio of this portfolio ended the year at 6.13% (compared with 9.73% and 27.58% at December 2019 and 2018, respectively) due to the decrease of non-performing assets in the troubled loan portfolio and, in particular, to the sharp reduction in lending in this segment. The table below shows the distribution of the portfolio. The coverage ratio of the real estate doubtful exposure in Spain stands at 32.95% (35.31% and 35.27% in 2019 and 2018, respectively).

	2020
EUR million	Gross amount	Excess of gross exposure over maximum recoverable amount of effective collateral	Specific allowance
Financing for construction and property development recognised by the Group's credit institutions (including land) (business in Spain)	2,871	397	70
Of which, watchlist/ non-performing	176	20	58
Memorandum items written-off assets	924

Memorandum items: Data from the public consolidated balance sheet
EUR million	2020
Carrying amount
Total loans and advances to customers excluding the Public sector (business in Spain) (Book value)	237,165
Total consolidated assets (Total business) (Book value)	1,508,250
Impairment losses and credit risk allowances. Coverage for unimpaired assets (business in Spain)	1,591

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
At year-end, the concentration of this portfolio was as follows:

Loans: gross amount
EUR million	2020
1. Without mortgage guarantee	164
2. With mortgage guarantee	2,707
2.1 Completed buildings	1,454
2.1.1 Residential	844
2.1.2 Other	610
2.2 Buildings and other constructions under construction	1,185
2.2.1 Residential	1,124
2.2.2 Other	61
2.3 Land	68
2.3.1 Developed consolidated land	44
2.3.2 Other land	24
Total	2,871
Policies and strategies in place for the management of these risks
The policies in force for the management of this portfolio, which are reviewed and approved on a regular basis by senior management, are currently geared towards reducing and securing the outstanding exposure, albeit without neglecting any viable new business that may be identified.
As has already been disclosed in this section, the Group’s anticipatory management of these risks enabled it to significantly reduce its exposure, and it has a granular, geographically diversified portfolio in which the financing of second residences accounts for a very small proportion of the total.
Mortgage lending on non-urban land represents a low percentage of mortgage exposure to land, while the remainder relates to land already classified as urban or approved for development.
The significant reduction of exposure in the case of residential financing projects in which the construction work has already been completed was based on various actions. As well as the specialised marketing channels already in existence, campaigns were carried out with the support of specific teams of managers for this function who, in the case of the Santander network, were directly supervised by the recoveries business area. These campaigns, which involved the direct management of the projects with property developers and purchasers, reducing sale prices and adapting the lending conditions to the buyers’ needs, enabled loans already in force to be subrogated. These subrogations enable the Group to diversify its risk in a business segment that displays a clearly lower non-performing loans ratio.
In the case of construction-phase projects that are experiencing difficulties of any kind, the policy adopted is to ensure completion of the construction work so as to obtain completed buildings that can be sold in the market. To achieve this aim, the projects are analysed on a case-by-case basis in order to adopt the most effective series of measures for each case (structured payments to suppliers to ensure completion of the work, specific schedules for drawing down amounts, etc.).
For the new post-crisis real estate business production, the admission processes are managed by specialized teams that work in direct coordination with the commercial teams, with clearly defined policies and criteria:
The loan approval processes are managed by specialist teams which, working in direct coordination with the sales teams, have a set of clearly defined policies and criteria:
•Property developers with a robust solvency profile and a proven track record in the market.
•Medium-high level projects, conducting to contracted demand and significant cities.
•Strict criteria regarding the specific parameters of the transactions: exclusive financing for the construction cost, high percentages of accredited sales, principal residence financing, etc.
•Support of financing of government-subsidised housing, with accredited sales percentages.
•Restricted financing of land purchases dealt with exceptional nature.
In addition to the permanent control performed by its risk monitoring teams, the Group has a specialist technical unit that monitors and controls this portfolio with regard to the stage of completion of construction work, planning compliance and sales control, and validates and controls progress billing payments. The Group has created a set of specific tools for this function. All mortgage distributions, amounts drawn down of any kind, changes made to the grace periods, etc. are authorised on a centralised basis.
Foreclosed properties
At 31 December 2020, the net balance of these assets amounted to EUR 3,962 million (gross amount: EUR 7,937 million; recognised allowance: EUR 3,975 million, of which EUR 2,834 million related to impairment after the foreclosure date).

Annual report 2020	Contents
The following table shows the detail of the assets foreclosed by the businesses in Spain at the end of 2020:

	2020
EUR million	Gross carrying amount	Valuation adjustments	Of which impairment losses on assets since time of foreclosure	Carrying amount
Property assets arising from financing provided to construction and property development companies	6,810	3,568	2,563	3,242
Of which:
Completed buildings	2,140	846	644	1,294
Residential	527	171	130	356
Other	1,613	675	514	938
Buildings under construction	178	70	36	108
Residential	178	70	36	108
Other	—	—	—	—
Land	4,492	2,652	1,883	1,840
Developed land	1,656	888	559	768
Other land	2,836	1,764	1,324	1,072
Property assets from home purchase mortgage loans to households	892	305	200	587
Other foreclosed property assets	235	102	71	133
Total property assets	7,937	3,975	2,834	3,962
In addition, the Group has shareholdings in entities holding foreclosed assets amounting to EUR 961 million (mainly Project Quasar Investment 2017, S.L.), and equity instruments foreclosed or received in payment of debts amounting to EUR 66 million.
In recent years, the Group has considered foreclosure to be a more efficient method for resolving cases of default than legal proceedings. The Group initially recognises foreclosed assets at the lower of the carrying amount of the debt (net of provisions) and the fair value of the foreclosed asset (less estimated costs to sell).Subsequent to initial recognition, the assets are measured at the lower of fair value (less costs to sell) and the amount initially recognised.
The fair value of this type of assets is determined by the Group’s directors based on evidence obtained from qualified valuers or evidence of recent transactions.
The management of real estate assets on the balance sheet is carried out through companies specializing in the sale of real estate that is complemented by the structure of the commercial network. The sale is realised with levels of price reduction in line with the market situation.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The gross movement in foreclosed properties were as follows (EUR billion):

	EUR billion
	2020	2019	2018
Gross additions	0.5	0.7	0.8
Disposals	(0.9)	(2.7)	(1.8)
Difference	(0.4)	(2.0)	(1.0)
3.3. United States
Santander US’s credit risk increased to EUR 99,135 million by the end of 2020. It represents 10% of Grupo Santander's total credit risk and includes these subsidiaries:
Santander Bank National Association (SBNA)
Santander Bank N.A.’s business is mainly retail and commercial banking. It accounts for 84% of Santander US's total credit risk, of which 39% is with individuals and approximately 61% with corporates. Its primary goals include increasing the SCIB business (16% of the portfolio) by enhancing customer experience and growing core customers and deposits through digital, branch and commercial transformation initiatives; leveraging its deposit base to support its commercial real estate businesses; and strengthening its auto finance partnership.
The 12% decrease in lending in 2020 affected all segments. Minus the exchange rate effect, the drop was lower, standing at 4%.
The NPL ratio increased to 0.81% (12 bp in the year) as of December 2020 and credit increased to 0.85% due to provisions stemming from the covid-19 pandemic.
Information on the estimation of impairment losses
The detail of Santander Bank, National Association exposure and impairment losses associated with each of the stages at 31 December, 2020, 2019 and 2018, is shown below. In addition, depending on the current credit quality of the operations, the exposure is divided in three categories according to Standard and Poor's ratings:

Exposure and impairment losses by stage
EUR million
	2020
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	18,105	1,778	—	19,883
From BB- to CCC	24,380	2,977	—	27,357
Default	—	—	403	403
Total exposure**	42,485	4,755	403	47,643
Impairment losses***	344	316	42	702
*    Detail of credit quality ratings calculated for Group management purposes.
**    Credit to customers (amortized cost and FV through OCI) +off balance sheet with customers (financial guarantees, technical guarantees and letters of credit), (including temporary asset acquisitions). Excludes portfolio not segmented by rating (0.9%)
***    Includes provisions for undrawn authorized lines (loan commitments).

Exposure and impairment losses by stage
EUR million
	2019
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	27,078	763	—	27,841
From BB- to CCC	32,273	3,964	—	36,237
Default	—	—	419	419
Total exposure**	59,351	4,727	419	64,497
Impairment losses***	265	208	71	544
*    Detail of credit quality ratings calculated for Group management purposes.
**    Credit to customers (amortized cost and FV through OCI) +off balance sheet with customers (financial guarantees, technical guarantees and letters of credit), (including temporary asset acquisitions and undrawn exposures) + loan commitments granted.
***    Includes provisions for undrawn authorized lines (loan commitments).

Exposure and impairment losses by stage
EUR million
	2018
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	5,149	—	—	5,149
From BB- to CCC	60,391	3,784	—	64,175
Default	—	—	448	448
Total exposure**	65,540	3,784	448	69,772
Impairment losses	233	204	105	542
*    Detail of credit quality ratings calculated for Group management purposes.
**    Amortised cost assets + loans and advances + loan commitments granted.
The Government support measures taken in the United States in response to the covid-19 pandemic are detailed below:
•There were no legislative moratoriums, all were sectoral. Mortgage moratoriums were granted for up to 12 months, while consumer moratoriums were granted for 1-3 months.
•Once the latter expired, a new round of moratoriums of 1-3 months was granted.
•The moratoriums granted entailed a deferral of principal and interest.
As of 31 December 2020, SBNA had granted moratoriums to 39,235 customers, for a total amount of EUR 5,333 million, equivalent to 11.09% of the loan portfolio. The distribution of moratoriums by portfolio is shown below:

EUR million
	Total moratoria	Total portfolio	Of which expired
Individuals	1,618	16,332	1,369
Mortgages	850	7,466	677
Consumer	768	8,866	692
SME & corporates	3,715	29,411	3,428
Total*	5,333	45,743	4,797
* Total portfolio includes segmented exposure and excludes off-balance.

Annual report 2020	Contents
Of the total moratoriums expired at December 31, 2020, EUR 2,980 million were classified in stage 1, EUR 1,694 million in stage 2 and EUR 123 million in stage 3.
At the end of 2020, 89.96% of total moratoria granted by the Group had expired and only 2.56% of these was classified in stage 3.
Total loans granted under government liquidity programmes in SBNA amounted to EUR 967 million.
In relation to the overlay calculated to recognize the increase in expected loss due to the current situation of uncertainty, it has been calculated taking into account the adequate and accurate identification of those significant increases in risk (SICR) that may have occurred, not only based on quantitative and qualitative indicators but also through collective assessments as explained above in the section on estimation of expected loss in Grupo Santander.
Of the total impairment credit losses, EUR 220 million corresponds to the overlay calculated as of December 31, 2020 (EUR 175 million in stage 1, EUR 30 million in stage 2 and EUR 15 million in stage 3).
For the estimation of expected losses, prospective information is taken into account. Specifically, Santander Bank, National Association considers four macroeconomic scenarios, which are updated periodically. The evolution projected in 2020 for a period of five years of the main macroeconomic indicators used Santander Bank, National Association to estimate expected losses is presented below:

		2021 - 2025
Variables	Unfavourable scenario 2	Unfavourable scenario 1	Base scenario	Favourable scenario
Interest rate (annual averaged)	0.78%	0.27%	0.63%	0.99%
Unemployment rate	5.83%	7.34%	5.21%	4.36%
House price change	2.67%	2.17%	3.40%	3.79%
GDP growth	3.05%	2.76%	2.60%	3.40%
The five-year projected development generated in 2019 to estimate the expected loss is shown below:

	2020 - 2024
Variables	Unfavourable scenario 2	Unfavourable scenario 1	Base scenario	Favourable scenario
Interest rate (annual averaged)	1.06%	2.22%	2.29%	2.70%
Unemployment rate	7.71%	2.68%	-0.87%	-2.10%
House price change	2.60%	3.68%	4.53%	4.69%
GDP growth	1.60%	2.05%	2.07%	2.75%

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Each of the macroeconomic scenarios is associated with a given probability of occurrence. As for its allocation, Santander Bank, National Association associates the highest weighting to the Base scenario, while associates the lowest weightings to the most extreme scenarios:

	2020	2019	2018
Pessimistic scenario 2	17.5%	17.5%	20%
Pessimistic scenario 1*	20%	20%	n.a.
Base scenario	32.5%	32.5%	60%
Optimistic scenario	30%	30%	20%
*    The exercise carried out in 2019 includes two adverse scenarios compared to one in 2018, due to the evolution of the local methodology.
In the case of SBNA, no additional 'long-run' scenario was generated for the calculation of the post model adjustment, but the additional provisions for covid-19 were calculated using the own model.
In relation to the Stage 2 classification determination, the quantitative criteria applied at SBNA for retail portfolios uses the FICO (Fair Isaac Corporation) score at the time of origination and its current value, establishing different absolute threshold for each portfolio according to their characteristics. A SICR implies changes in that score ranging from 120 b.p. to 20 bp In the case of some portfolios, the behaviour score supplements this criterion.
In the case of non-retail portfolios, SBNA uses the transaction's rating as a reference for its PD, taking into account its rating at the time of origination and its current rating, setting absolute thresholds for the different rating bands that depend on each portfolio characteristics. A SICR implies changes in the rating value between 2 and 0.1, depending on the portfolio and the estimated sensitivity (from lower to higher credit quality, the rating range goes from 1 to 9.3).
Additionally, for each portfolio, a series of specific qualitative criteria are defined, which indicate that the exposure has had a significant increase in credit risk, regardless of the evolution of its PD since the initial recognition. Santander Bank, National Association, among other criteria, considers that a transaction presents a significant increase in risk when it has arrears positions for more than 30 days. These criteria depend on the risk management practices of each portfolio.
Santander Consumer USA
SC USA presents higher risk indicators than other Santander US units due to the nature of its business. Its automobile financing business through loans and leases represents 97% of its revenues. It also has a smaller personal lending portfolio (3%).
SC USA's focus remains on managing the relationship between profitability and risk through pricing while improving the dealer experience.
In 2020, loan originations grew by more than 20% from 2019, mainly in the prime segment on the back of the commercial relationship we have had with Fiat Chrysler Automobiles (FCA Group) since 2013 (renewed in July 2019). Auto originations improved particularly in the third quarter as covid-19 restrictions were lifted and dealership activity returned to normal. Prime loans remained elevated from the prior year due to FCA Group incentive programmes.
The NPL ratio dropped to 5.26% (-90 bp in the year). Cost of credit at the end of December stood at 8.09% (-133 bp in the year). Annual net credit losses decreased from last year due to the lower charge-offs resulting from covid-19 loan extensions, federal stimulus and higher recoveries driven by the higher auction prices. Furthermore, due to the decrease in NPL, the coverage ratio grew to 230% (+55 bp in the year).
Leases carried out exclusively under the FCA Group agreement, primarily with highly creditworthy customers, decreased by 6% to EUR 13,903 million, providing stable and recurring earnings. The management and mitigation of residual value remains a priority.
Information on the estimation of impairment losses
The detail of Santander Consumer USA Holding Inc. exposure and impairment losses associated with each of the stages at 31 December 2020, 2019 and 2018, is shown below. In addition, depending on the current credit quality of the operations, the exposure is divided in three categories according to Standard and Poor's ratings:

Exposure and impairment losses by stage
EUR million
	2020
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	1,689	12	—	1,701
From BB- to CCC	21,491	4,831	—	26,322
Default	—	—	1,019	1,019
Total exposure **	23,180	4,843	1,019	29,042
Impairment losses***	911	1,820	726	3,457
*Detail of credit quality ratings calculated for Group management purposes.
**    Credit to customers (amortized cost and FV through OCI) + off balance sheet with customers (financial guarantees, technical guarantees and Letters of credit), (including temporary asset acquisitions).
***    Includes provisions for undrawn authorized lines (loan commitments).

Exposure and impairment losses by stage
EUR million
	2019
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	1,029	14	—	1,043
From BB- to CCC	20,083	6,277	—	26,360
Default	—	—	1,600	1,600
Total exposure **	21,112	6,291	1,600	29,003
Impairment losses***	859	1,503	731	3,093
*    Detail of credit quality ratings calculated for Group management purposes.
**    Credit to customers (amortized cost and FV through OCI) + off balance sheet with customers (financial guarantees, technical guarantees and Letters of credit), (including temporary asset acquisitions) + loan commitments granted.
***    Includes provisions for undrawn authorized lines (loan commitments).

Annual report 2020	Contents

Exposure and impairment losses by stage
EUR million
	2018
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	224	—	—	224
From BB- to CCC	20,313	6,600	—	26,913
Default	—	—	2,218	2,218
Total exposure **	20,537	6,600	2,218	29,355
Impairment losses	824	1,720	667	3,211
* Detail of credit quality ratings calculated for Group management purposes.
** Amortised cost assets + loans and advances + loan commitments granted.
As of December 31, 2020, SC USA had granted moratoriums to 600,899 customers, for a total amount of EUR 8,912 million, equivalent to 30.68% of the loan portfolio. The distribution of moratoriums by portfolio is shown below:

EUR million
	Total moratoria	Total portfolio	Of which expired
Individuals	8,912	29,050	8,005
Mortgages	—	—	—
Consumer	8,912	29,050	8,005
SME & corporates	—	—	—
Total	8,912	29,050	8,005
Of the total moratoriums expired at December 31, 2020, EUR 6,280 million were classified in stage 1, EUR 1,770 million in stage 2 and EUR 554 million in stage 3.
At the end of 2020, 89.82% of total moratoria granted by the SC USA had expired and only 6.92% of these was classified in stage 3.
Given the nature of its business focused on auto financing for individuals, no loans were granted by liquidity programs in SC USA.
In relation to the overlay calculated to recognize the increase in expected loss due to the current situation of uncertainty, it has been calculated on the basis of a macroeconomic effect, and taking into account the adequate and accurate identification of those significant increases in risk (SICR) that may have occurred, not only based on quantitative and qualitative indicators but also through collective assessments as explained above in the section on estimation of expected loss in Grupo Santander.
Of the total impairment credit losses, EUR 702 million corresponds to the overlay calculated as of December 31, 2020 (EUR -104 million in stage 1, EUR 578 million in stage 2 and EUR 228 million in stage 3).
In SC USA, better performance than initially expected has been observed in the used car price indices (Manheim index) and customer impairment resulting from government assistance programs, thus counteracting this effect through an overlay reflecting possible reductions in the Manheim index and a levelling effect of impairment by applying historical levels of distribution by stage, which incorporates migrations of exposure and their respective reserves from stage 1 to stage 2 and stage 3.
In relation to the methodology used to calculate impairment losses, Santander Consumer USA uses a method for calculating expected losses based on the use of risk parameters: EAD (exposure at default), PD (probability of default) and LGD (loss given default). The expected loss is calculated by adding the estimated monthly expected losses for the entire life of the operation, unless the operation is classified in Stage 1 (on those used for the Santander Corporate Investment Banking portfolios see section 3.5) which will correspond to the sum of the estimated monthly expected losses during the following 12 months.
In general, there is an inverse relationship between the transactions credit quality and the impairment losses projections so that transactions with better credit quality require a lower expected loss. Transactions credit quality, which is reflected in the internal rating associated to each transaction or client, is shown in the probability of default odf the transactions.
For the expected losses estimation, prospective information should be taken into account. Specifically, Santander Consumer USA Holdings Inc. considers four macroeconomic scenarios, periodically updated over a 5-year time horizon.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The evolution forecasted in 2020 for a period of five years of the main macroeconomic indicators used by in Santander Consumer USA Holdings Inc in the estimation of expected losses is shown below:

		2021 - 2025
Variables	Unfavourable scenario 1	Unfavourable scenario 2	Base scenario	Favourable scenario
Interest rate (year averaged)	0.78%	0.27%	0.63%	0.99%
Unemployment rate	5.83%	7.34%	5.21%	4.36%
Housing price growth	2.67%	2.17%	3.40%	3.79%
GDP Growth	3.05%	2.76%	2.60%	3.40%
ManheimA index	1.60%	1.57%	1.61%	1.64%
A. US used vehicle price car index.
The five-year projected development generated in 2019 to estimate the expected loss is shown below:

	2020 - 2024
Variables	Unfavourable scenario 1	Unfavourable scenario 2	Base scenario	Favourable scenario
Interest rate (year averaged)	1.06%	2.22%	2.29%	2.70%
Unemployment rate	7.71%	2.68%	-0.87%	-2.10%
Housing price growth	2.60%	3.68%	4.53%	4.69%
GDP Growth	1.60%	2.05%	2.07%	2.75%
ManheimA index	-1.20%	0.50%	1.60%	3.10%
A. US used vehicle price car index
Each of the macroeconomic scenarios is associated with a given probability of occurrence. Santander Consumer USA Inc. associates the highest weighting to the Base scenario, whereas it associates the lowest weightings to the most extreme or acid scenarios:

	2020	2019	2018
Pessimistic scenario 2	17.5%	17.5%	20.0%
Pessimistic scenario 1*	20.0%	20.0%	n.a.
Base scenario	32.5%	32.5%	60.0%
Optimistic scenario	30.0%	30.0%	20.0%
*     The exercise carried out in 2019 includes two adverse scenarios compared to one in 2018, due to the evolution of the local methodology.
In the case of SC USA, no additional 'long-run' scenario was generated for the calculation of the post model adjustment, but the additional provisions for covid-19 were calculated using the own model.

The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios is as follows:

Change in provision
SC Auto
Manheim index
-0.01	1.91%
0.01	-1.21%
Unemployment Rate
-0.01	-4.29%
0.01	6.48%
House Price Change
-0.01	3.22%
0.01	-2.06%
GDP growth
-0.01	3.11%
0.01	-1.94%
In relation to the stage 2 classification determination, the quantitative criteria applied at SC USA uses the FICO (Fair Isaac Corporation) score at the time of origination and its current value, establishing different absolute threshold for each portfolio according to their characteristics. A SICR implies changes in that score ranging from 100 bp to 60 bp.

Annual report 2020	Contents
Additionally, for each portfolio, a series of specific qualitative criteria are defined, which indicate that the exposure has had a significant increase in credit risk, regardless of the evolution of its PD since the initial recognition. Santander Consumer USA Holdings Inc. among other criteria, considers that a transaction presents a significant increase in risk when it has irregular positions for more than 30 days. These criteria depend on the risk management practices of each portfolio.
3.4. Banco Santander (Brasil) S.A.
Economic growth had one of the most moderate declines in Latin America between March and April. Recovery started in May, owing to relaxed confinement measures, the reopening of businesses, fiscal and monetary stimuli, low inflation (4.5% in December vs 4% target), and an expansive monetary policy, with the official rate of interest at 2% from 4.50% at the end of 2019.
Santander Brasil's credit risk amounted to EUR 74,712 million. It decreased by 16% from 2019. Minus the exchange rate effect, it grew by 19%. As of December 2020, Santander Brasil accounts for 8% of Grupo Santander's loan book.
In line with strategy, growth was prominent in retail segments with a more conservative risk profile, driven by customer engagement and loyalty and by new business on digital channels, which significantly increased last year.
The profitability of the SME portfolio increased significantly, boosted by an active loan origination under government programmes (EUR 1,790 million) to combat the pandemic that provided SMEs with liquidity to adapt to the new environment.
A proactive credit risk management approach was key to achieving a profitable increase in market share, while credit quality indicators remained at moderate levels.
Net loan-loss provisions stood almost flat at EUR 3,018 million (-0.6% compared to 2019), favoured by the exchange rate effect. In local currency, provisions grew +31% mainly driven by additional provisions related to covid-19.
Cost of credit rose to 4.35% from 3.93% at the end of 2019, driven by the current convid-19 pandemic context, as well as the aforementioned provisions performance.
Information on the estimation of impairment losses
The detail of Banco Santander (Brasil) S.Al exposure and impairment losses associated with each of the stages at 31December, 2020, 2019 and 2018, is shown below. In addition, depending on the current credit quality of the operations, the exposure is divided in three categories according to Standard and Poor's ratings:

Exposure and impairment losses
EUR million	2020
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	38,686	210	—	38,896
From BB- to CCC	26,166	5,942	—	32,108
Default	—	—	3,428	3,428
Total exposure **	64,852	6,152	3,428	74,432
Impairment losses***	971	777	2,132	3,880
*    Detail of credit quality ratings calculated for Group management purposes.
**    Credit to customers (amortized cost and FV through OCI) + off balance sheet with customers (financial guarantees, technical guarantees and letters of credit), (including temporary asset acquisitions).
***    Includes provisions for undrawn authorized lines (loan commitments).

Exposure and impairment losses
EUR million	2019
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	45,765	308	—	46,072
From BB- to CCC	32,698	5,393	—	38,091
Default	—	—	4,727	4,727
Total exposure **	78,463	5,701	4,727	88,891
Impairment losses***	1,054	732	2,931	4,717
*    Detail of credit quality ratings calculated for Group management purposes.
**    Credit to customers (amortized cost and FV through OCI) + off balance sheet with customers (financial guarantees, technical guarantees and letters of credit), (including temporary asset acquisitions).
***    Includes provisions for undrawn authorized lines (loan commitments).

Exposure and impairment losses
EUR million	2018
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	51,150	472	—	51,622
From BB- to CCC	56,884	5,334	—	62,218
Default	—	—	4,223	4,223
Total exposure **	108,034	5,806	4,223	118,063
Impairment losses	997	768	2,889	4,654
*  Detail of credit quality ratings calculated for Group management purposes.
** Amortised cost assets + loans and advances + loan commitments granted.
The Government support measures taken in the Brazil in response to the covid-19 pandemic are detailed below:
•The moratoriums for individuals were granted for a term of 2 months with an additional extension of one month.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
•In the case of legal entities, the moratoriums were for up to 6 months in line with BNDES (Banco Nacional de Desenvolvimento Econômico e Social) programs. These were granted slightly later than those granted to individuals.
•The moratoriums granted entailed a deferral of principal and interest.
As of 31 December 2020, moratoriums had been granted to 1,728,197 customers, for a total amount of EUR 6,369 million, equivalent to 9.45% of the loan portfolio. The distribution of moratoriums by portfolio is shown below:

EUR million
	Total moratoria	Total portfolio	of which: Expired
Individuals	4,518	35,182	4,451
Mortgages	2,177	7,196	2,129
Consumer	2,341	27,987	2,321
SME & Corporates	1,851	29,874	1,437
Total*	6,369	65,056	5,888
* Total portfolio includes segmented exposure and excludes off-balance
Of the total moratoriums expired at 31 December 2020, EUR 4,448 million were in stage 1, EUR 1,037 million in stage 2 and EUR 403 million in stage 3.
At the end of 2020, 92.44% of the total moratoriums granted by Brazil had expired and only 6.84% of these was classified in stage 3.
Total loans granted by liquidity programmes in Brazil amounted to EUR 2,019 million as of 31 December 2020.
In relation to the overlay calculated to recognize the increase in expected loss due to the current situation of uncertainty, it has been calculated on the basis of a macroeconomic effect, and taking into account the adequate and accurate identification of those significant increases in risk (SICR) that may have occurred, not only based on quantitative and qualitative indicators but also through collective assessments as explained above in the section on estimation of expected loss in Grupo Santander.
Of the total impairment losses, EUR 523 million related to the overlay calculated at 31 December 2020 (EUR 243 million in stage 1, EUR 193 million in stage 2 and EUR 87 million in stage 3).

For the expected losses estimation, prospective information is taken into account. Particularly, Santander Brazil considers three macroeconomic scenarios, periodically updated. The evolution for a period of five years of the main macroeconomic indicators used to estimate the expected losses in Santander Brazil is as follows:

	2020 - 2024
Variables	Pessimistic scenario	Base scenario	Optimistic scenario
Interest rate	8.70%	5.60%	4.45%
Unemployment rate	16.48%	9.58%	8.04%
Housing price change	-1.24%	2.69%	6.39%
GDP Growth	-1.40%	2.38%	4.41%
Burden income	21.70%	20.39%	19.02%
In the case of Santander Brazil, the scenarios projected up to 2024 have been complemented with an additional scenario that counts with the appropriate extension to reflect loss materialization, taking into account the loan portfolios shorter average terms and the expected deterioration in the following periods.
Each macroeconomic scenario is associated with a determined likelihood of occurrence. Regarding its assignation, Brazil links the highest weight to the base scenario whilst links the lowest weights to the most extreme scenarios:

	2020	2019	2018
Pessimistic scenario	10%	10%	10%
Base scenario	80%	80%	80%
Optimistic scenario	10%	10%	10%
Regarding the the additional scenario used to calculate the post-model adjustment, the projected evolution of the main macroeconomic indicators for a period of five years is shown below:

	2020-2024
Variables	Pessimistic scenario	Base scenario	Optimistic scenario
Interest rate	5.97%	4.25%	4.25%
Unemployment rate	18.00%	12.34%	12.34%
Housing price change	-0.88%	1.84%	1.84%
GDP Growth	-1.62%	1.40%	1.40%
Burden income	22.30%	20.80%	20.80%

Annual report 2020	Contents
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios is as follows:

	Change in provision
	Consumer	Corporate	Rest
GDP Growth
-100 bp	0.89%	1.66%	0.75%
100 bp	-0.91%	-1.49%	-0.41%
Burden income
-100 bp	-0.82%	1.56%	-0.43%
100 bp	1.61%	0.69%	1.49%
Interest rate (Selic)
-100 bp	-1.43%	0.55%	-0.29%
100 bp	2.11%	8.42%	1.54%
Regarding the stage 2 classification determination, Santander Brazil uses the transaction's rating as a reference for its PD, taking into account its rating at the time of origination and its current rating, setting different thresholds that depend on each portfolio characteristics. SICR is determined by observing the rating's evolution, considering that a significant reduction has occurred when this decrease reaches values between 3.2 and 1, depending on the rating's value at the time of origination.
In addition, for every portfolio, a set of specific qualitative criteria are defined to indicate that the exposure to credit risk has significantly risen, regardless of the evolution of its PD since the initial recognition. Santander Brazil, among other criteria, considers that an operations involves a significant increase in risk when it presents irregular positions for more than 30 days, but in Real State, Consigned and Financial portfolios, where, due to their particular attributes, they use a 60 days threshold. Such criteria depend upon each portfolio’s risk management practices.
3.5. Santander Corporate & Investment Banking
The exposure detail and impairment losses presented for the main geographies includes the Santander Corporate & Investment Banking portfolios. In this sense, due to the type of customers managed in these portfolios, large multinational companies, the Group uses its own credit risk models. These models are common to different geographies using their own macroeconomic scenarios.

The average evolution forecasted in 2020 for a period of five years of the GDP projected for the next few years is presented, which has been used for the estimation of the expected losses, together with the weighting of each scenario:

	2021 - 2025
Variable	Pessimistic scenario	Base scenario	Optimistic scenario
Global GDP growth	3.03%	3.39%	3.56%
The five-year projected development generated in 2019 to estimate the expected loss is shown below:

	2020 - 2024
Variable	Pessimistic scenario	Base scenario	Optimistic scenario
Global GDP growth	3.04%	3.55%	3.83%
Regarding the the long-run scenario used to calculate the post-model adjustment, the projected evolution of the main macroeconomic indicators for the next five years is shown below:

Variable	Long-run scenario
Global GDP growth	1.54%
Each macroeconomic scenarios is associated with a determined likelihood of occurrence. As for its allocation, Santander Corporate & Investment Banking associates the highest weight with the Base Scenario, while associating the lower weights with the more extreme scenarios.

	2020	2019	2018
Pessimistic scenario	30%	30%	20%
Base scenario	40%	40%	60%
Optimistic scenario	30%	30%	20%
With regards to the stage 2 classification determination, SCIB uses the customer's rating as a reference for its PD, taking into account its rating at the time of origination and its current rating for each transaction, setting absolute thresholds for the different rating bands. A SICR implies changes in the rating value between 3.6 and 0.1, depending on the estimated sensitivity of each rating band (from lower to higher credit quality, the rating range goes from 1 to 9.3).
4. Other credit risk aspects
4.1. Credit risk by activity in the financial markets
This section covers credit risk generated in treasury activities with customers, mainly with credit institutions. Transactions are undertaken through money market financial products with different financial institutions and through counterparty risk products, which serve the Group’s customer needs.
According to regulation (EU) n.º 575/2013, counterparty credit risk, which includes derivative instruments, transactions with a repurchase obligation, stock and commodities lending, transactions with deferred repayment and financing of guarantees, arises from the likelihood that a

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
counterparty will default before the final settlement of the transaction's cash flows.
There are two methodologies for measuring this exposure: (i) mark-to-market (MtM) methodology (replacement value of derivatives) plus potential future exposure (add-on); and the Montecarlo simulation to calculate exposures for some countries and products. We also calculate capital at risk and unexpected loss, which is the difference between the economic capital, net of guarantees and recoveries, and expected loss.
After market close, the exposures are recalculated by adjusting transactions to their new time frame, adapting potential future exposure and applying mitigation measures (netting, collateral, etc.) to control exposures directly against the limits approved by senior management. Grupo Santander runs risk control with an integrated system in real time that enables us to know the exposure limit with any counterparty, product and maturity and in any of Santander’s subsidiaries at any time.
4.2. Concentration risk
Concentration risk control is a vital part of our management. The Group continuously monitors the degree of concentration of its credit risk portfolios using various criteria: geographic areas and countries, economic sectors and groups of customers.
The board, via the risk appetite framework, determines the maximum levels of concentration.

In line with these maximum levels and limits, the executive risk committee establishes the risk policies and reviews the appropriate exposure levels for the effective management of the degree of concentration in Santander’s credit risk portfolios.
Grupo Santander must adhere to the regulation on large risks contained in the CRR, according to which the exposure contracted by an entity with a customer or group of associated customers will be considered a large exposure when its value is equal to or greater than 10% of eligible capital.
In addition, in order to limit large exposures, no entity may assume exposures exceeding 25% of its eligible capital with a single customer or group of associated customers, having factored in the credit risk mitigation effect contained in the regulation.
At the end of December, after applying risk mitigation techniques, no group reaches the above-mentioned thresholds.
Regulatory credit exposure with the 20 largest groups within the scope of large risks represented 4.65% of the outstanding credit risk with customers (lending to customers plus off-balance sheet risks) as of December 2020.
The detail, by activity and geographical area of the Group's risk concentration at 31 December 2020 is as follows:

EUR million
	31 December 2020
	Total	Spain	Other EU countries	America	Rest of the world
Central banks and Credit institutions	278,343	69,467	49,359	75,831	83,686
Public sector	166,114	43,121	30,571	83,960	8,462
Of which:
Central government	143,003	32,070	28,988	74,032	7,913
Other central government	23,111	11,051	1,583	9,928	549
Other financial institutions (financial business activity)	113,569	14,882	37,661	27,883	33,143
Non-financial companies and individual entrepeneurs (non-financial business activity) (broken down by purpose)	400,329	125,608	85,897	131,578	57,246
Of which:
Construction and property development	19,105	3,921	3,531	5,631	6,022
Civil engineering construction	5,723	2,924	1,864	798	137
Large companies	232,469	59,037	48,120	86,515	38,797
SMEs and individual entrepreneurs	143,032	59,726	32,382	38,634	12,290
Households – other (broken down by purpose)	501,901	86,076	93,301	112,954	209,570
Of which:
Residential	324,193	60,556	34,102	38,762	190,773
Consumer loans	160,037	17,881	57,033	69,263	15,860
Other purposes	17,671	7,639	2,166	4,929	2,937
Total	1,460,256	339,154	296,789	432,206	392,107
* For the purposes of this table, the definition of risk includes the following items in the public balance sheet: 'Loans and advances to credit institutions', 'Loans and advances to Central Banks', 'Loans and advances to Customers', 'Debt Instruments', 'Equity Instruments', 'Trading Derivatives', 'Hedging derivatives', 'Investments and financial guarantees given'.

Annual report 2020	Contents
4.3. Sovereign risk and exposure to other public sector entities
Sovereign risk occurs in transactions with a central bank. It includes the regulatory cash reserve, issuer risk with the Treasury (public debt portfolio) and risk from transactions with government institutions whose funding only come from the state’s budgetary revenue and not commercial operations.
The historic criteria of Grupo Santander can differ from regular EBA stress test standards. Though the EBA does include national, regional and local government institutions, it does not include deposits with central banks, exposures with insurance companies, indirect exposures via guarantees and other instruments.
According to our management criteria, local sovereign exposure in currencies other than the official currency of the country of issuance is not significant (EUR 12,080 million, 3.8% of total sovereign risk). Furthermore, exposure to non-local sovereign issuers involving cross-border risk3 is even less significant (EUR 7,168 million, 1.8% of total sovereign risk).
Sovereign exposure in Latin America is mostly in local currency, and is recognised in the local accounts and concentrated in short- term maturities.
Over the past few years, total exposure to sovereign risk has remained in line with regulatory requirements and our strategy to manage this portfolio.
The shifts in our sovereign risk in our countries is due to our liquidity management strategy and the hedging of interest and exchange rates risks. Santander's exposure spreads among countries with varied macroeconomic outlooks and dissimilar growth, interest and exchange rate scenarios.
The shifts observed in the different countries exposure is due to our liquidity management strategy and the hedging of interest and exchange rates risks. Santander's exposure spreads among countries with varied macroeconomic outlooks and dissimilar scenarios in terms of growth, interest and exchange rates.
Our investment strategy for sovereign risk considers country’s credit quality to set the maximum exposure limits:

	2020	2019	2018
AAA	18%	20%	11%
AA	25%	24%	20%
A	25%	18%	31%
BBB	14%	15%	13%
Less than BBB	18%	23%	25%
The exposure in the table below is disclosed following the latest amendments of the regulatory reporting framework carried out by the EBA, which entered into force in 2020:

	2020					2019	2018
	Portfolio
Country	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Non-trading financial assets mandatorily at fair value through profit or loss	Total net direct exposure	Total net direct exposure
Spain	4,100	7,048	13,097	—	24,245	35,366	49,640
Portugal	(380)	4,148	4,962	—	8,730	8,689	8,753
Italy	249	2,468	1,298	—	4,015	2,735	261
Greece	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	—
Rest Eurozone	(29)	1,687	2,396	—	4,054	1,809	2,778
UK	(1,672)	612	963	—	(97)	10,363	10,869
Poland	16	10,263	668	—	10,947	8,366	11,229
Rest of Europe	7	121	942	—	1,070	777	329
US	589	9,501	5,458	—	15,548	16,299	8,682
Brazil	5,127	17,281	5,309	—	27,717	28,998	27,054
Mexico	8,005	10,256	2,768	—	21,029	13,673	10,415
Chile	148	6,732	75	—	6,955	3,460	1,776
Rest of America	19	397	542	—	958	1,029	893
Rest of the world	—	3,776	976	—	4,752	4,813	6,222
Total	16,179	74,290	39,454	—	129,923	136,377	138,901
3 Countries that are not considered low risk by Banco de España.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
5. Forborne loan portfolio
Grupo Santander's internal forbearance policy acts as a reference for our subsidiaries locally. It shares the principles of regulations and supervisory expectations. It includes the requirements of the EBA guidelines on management of non performing and forborne exposures. It defines forbearance as the modification of the payment conditions of a transaction to allow a customer experiencing financial difficulties (current or foreseeable) to fulfil their payment obligations. If forbearance is not allowed, there would be reasonable certainty that the customer would not be able to meet their financial obligations.
In addition, this policy also sets down rigorous criteria for evaluating, classifying and monitoring forbearances to ensure the strictest possible care and diligence in recovering due amounts. Thus, it dictates that we must adapt payment obligations to customers' current circumstances. Our forbearance policy also defines classification criteria to ensure we recognize risks appropriately. They must remain classified as non-performing or in watch-list for a prudential period for reasonable certainty of repayment.
Forbearances may never be used to delay the immediate recognition of losses or hinder the appropriate recognition of risk of default. Thus, we must recognize losses as soon as we deem any amounts irrecoverable.
The forborne portfolio stood at EUR 29,159 million at the end of December 2020. In terms of credit quality, 51% of the loans are classified as non-performing loans, with average coverage of 43%.
The following terms are used in Bank of Spain Circular 4/2017 of Bank of Spain with the meanings specified:
•Refinancing transaction: transaction that is granted or used, for reasons relating to current or foreseeable financial difficulties of the borrower, to repay one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of the cancelled or refinanced transactions to repay their debt (principal and interest) because they are unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.
•Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.

Annual report 2020	Contents

CURRENT REFINANCING AND RESTRUCTURING BALANCES
Amounts in EUR million, except number of transactions that are in units

	Total
	Without real guarantee		With real guarantee
					Maximum amount of the actual collateral that can be considered		Impairment of accumulated value or accumulated losses in fair value due to credit risk
	Number of transactions	Gross amount	Number of transactions	Gross amount	Real estate guarantee	Rest of real guarantees
Credit entities	—	—	—	—	—	—	—
Public sector	40	21	17	9	7	—	1
Other financial institutions and: individual shareholder	615	22	565	123	38	55	29
Non-financial institutions and individual shareholder	176,310	4,936	45,872	9,872	6,444	828	4,475
Of which financing for constructions and property development	6,395	131	1,557	802	599	38	246
Other warehouses	2,569,758	4,059	427,282	10,117	6,239	1,561	3,657
Total	2,746,723	9,038	473,736	20,121	12,728	2,444	8,162
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	—	—	—	—	—	—	—
In 2020, the amortised cost of financial assets whose contractual cash flows were modified during the year when the corresponding loss adjustment was valued at an amount equal to the expected credit losses over the life of the asset amounted to EUR 4,454 million, without these modifications having a material impact on the income statement. Also, during 2020, the total of financial assets that have been modified since the initial recognition, and whose correction for expected loss has gone from being valued during the entire life of the asset to the following twelve months, amounts to EUR 1,478 million.
The transactions presented in the foregoing tables were classified at 31 December 2020 by nature, as follows:
•Non-performing: Operations that rest on an inadequate payment scheme will be classified within the non-performing category, regardless they include contract clauses that delay the repayment of the operation throughout regular payments or present amounts written off the balance sheet for being considered irrecoverable.
•Performing: Operations not classifiable as non-performing will be classified within this category. Operations will also will be classified as normal if they have been reclassified from the non-performing category for complying with the specific criteria detailed below:
a)A period of a year must have expired from the refinancing or restructuring date.
b)The owner must have paid for the accrued amounts of the capital and interests, thus reducing the rearranged capital amount, from the date when the restructuring of refinancing operation was formalised.
c)The owner must not have any other operation with amounts past due by more than 90 days on the date of the reclassification to the normal risk category.
Attending to the credit attention 49% of the forborne loan transactions are classified as other than non-performing. Particularly noteworthy are the level of existing guarantees (52% of transactions are secured by collateral) and the coverage provided by specific allowances (representing 28% of the total forborne loan portfolio and 43% of the non-performing portfolio)
The table below shows the changes in 2020 in the forborne loan portfolio (net of provisions):

EUR million
2020
Beginning balance	23,430
Refinancing and restructuring of the period	8,351
Memorandum item: impact recorded in the income statement for the period	2,249
Debt repayment	(5,449)
Foreclosure	(293)
Derecognised from the consolidated balance sheet	(1,314)
Others variations	(3,728)
Balance at end of year	20,997

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

2020
Of which, non-performing/Doubtful
Without real guarantee		With real guarantee
				Maximum amount of the actual collateral that can be considered		Impairment of accumulated value or accumulated losses in fair value due to credit risk
Number of transactions	Gross amount	Number of transactions		Real estate guarantee	Rest of real guarantees
—	—	—	—	—	—	—
19	1	9	3	3	—	1
323	12	358	79	26	49	27
103,692	3,160	31,861	6,147	3,944	355	4,091
3,838	50	1,023	509	255	14	225
1,299,317	1,762	148,862	3,831	2,703	241	2,272
1,403,351	4,935	181,090	10,060	6,676	645	6,391
—	—	—	—	—	—	—
c) Market, structural and liquidity risk
1. Activities subject to market risk and types of market risk
Activities subject to market risk encompass transactions where risk is assumed as a consequence of potential changes in interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices, volatility and other market factors; the liquidity risk from our products and markets, and the balance sheet liquidity risk. Therefore, they include trading risks and structural risks.
•Interest rate risk arises from changes in interest rates that could adversely affect the value of a financial instrument, a portfolio or the group as a whole. It affects loans, deposits, debt securities and most assets and liabilities in trading books and derivatives.
•Inflation rate risk originates from changes in inflation rates that could adversely affect the value of a financial instrument, a portfolio or the entire group. It affects instruments such as loans, debt securities and derivatives, where returns are linked to future inflation values or a change in the current rate.

•Exchange rate risk is the sensitivity to movements in exchange rates of a position’s value not denominated in the base currency. A long or open position in a foreign currency may produce a loss if it depreciates against the base currency. Exposures affected by this risk include non-euro investments in subsidiaries and transactions in foreign currency.

•Equity risk is the sensitivity of the value of an open positions in equities to adverse movements in their market prices or future dividend expectations. This affects positions in shares, stock market indexes, convertible bonds and derivatives with shares as the underlying asset (put, call, equity swaps, etc.).
•Credit spread risk is the sensitivity of the value of an open positions in fixed income securities or credit derivatives to movements in the credit spread curves or recovery rates associated with specific issuers and types of debt. The spread is the difference between financial instruments with a quoted margin over other benchmark instruments, mainly the internal rate of return (IRR) of government bonds and interbank interest rates.

Annual report 2020	Contents
•Commodity price risk is the risk from changes in commodity prices. Our exposure to this risk is not significant, mainly coming from our customers’ derivative transactions in commodities.
•Volatility risk is the sensitivity of the value of a portfolio to changes in the volatility of risk factors such as interest rates, exchange rates, shares and credit spreads. This risk is incurred by all financial instruments, in which volatility is a variable in valuation. The most significant case is the financial options portfolio.
All these market risks can be partly or fully mitigated with derivatives such as options, futures, forwards and swaps.
There are other types of market risk that require more complex hedging:
•Correlation risk is the sensitivity of the portfolio to changes in the relationship between risk factors (correlation) of the same type (e.g., two exchange rates) or different types (e.g., an interest rate and the price of a commodity).
•Market liquidity risk originates when Grupo Santander or a subsidiary cannot reverse or close a position without an impact on the market price or the transaction cost. Market liquidity risk can be caused by a reduction in the number of market makers or institutional investors, the execution of a large volume of transactions or market instability. This risk could also increase depending on how exposures are distributed among products and currencies.
•Pre-payment or cancellation risk originates when on-balance- sheet instruments (such as mortgages or deposits) may have options that allow holders to buy or sell them or alter future cash flows. Potential mismatches on the balance sheet pose a risk since cash flows may have to be reinvested at an interest rate that is potentially lower (assets) or higher (liabilities).
•Underwriting risk arises from an entity’s involvement in underwriting or placing securities or other types of debt when it assumes the risk of having to acquire issued securities partially if they have not fully been taken up by potential buyers.
•Balance sheet liquidity risk must also be considered. Unlike market liquidity risk, it is defined as the possibility of meeting payment obligations late or at an excessive cost. Losses may be caused by forced sales of assets or margin impacts due to the mismatch between expected cash inflows and outflows.
•Pension and actuarial risks also depend on potential shifts in market factors. Further details are provided at the end of this section.
Grupo Santander ensures make sure we comply with the Basel Committee’s Fundamental Review of the Trading Book and the EBA guidelines on balance-sheet interest-rate risk. Through several projects, Santander aims to provide risk managers and control teams with the best tools to manage market risks under the right governance framework for the models used, to report risk metrics, and help satisfy requirements on these risks.
1. Trading market risk management
Setting market risk limits is a dynamic process that follows predefined risk appetite levels. It is part of senior management's annual limits plan that extends to all subsidiaries.
The standard methodology for risk management and control in trading, measures the maximum expected loss with a specific level of confidence and time frame. The standard for historical simulation is a confidence level of 99% over one day. We apply statistical adjustments efficiently to incorporate recent developments affecting our levels of risk. Our time frame is two years or at least 520 days from the reference date of the VaR calculation.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The balance sheet items in the Group’s consolidated position that are subject to market risk are shown below, distinguishing those positions for which the main risk metric is VaR from those for which risk monitoring is carried out using other metrics:

		Main market risk metric
	Balance sheet amount	VaR	Other	Main risk factor for 'Other' balance
Assets subject to market risk
Cash, cash balances at central banks and other deposits on demand	153,839		153,839	Interest rate
Financial assets held for trading	114,945	114,945		Interest rate, spread
Non-trading financial assets mandatorily at fair value through profit or loss	4,486	3,234	1,252	Interest rate, Equity market
Financial assets designated at fair value through profit or loss	48,717	35,337	13,380	Interest rate
Financial assets designated at fair value through other comprehensive income	120,953	2,783	118,170	Interest rate, spread
Financial assets at amortized cost	958,378		958,378	Interest rate
Hedging derivatives	8,325		8,325	Interest rate, exchange
Changes in the fair value of hedged items in portfolio hedges of interest risk	1,980		1,980	Interest rate
Other assets	96,627
Total assets	1,508,250

Liabilities subject to market risk
Financial liabilities held for trading	81,167	81,167		Interest rate, spread
Financial liabilities designated at fair value through profit or loss	48,038	14,641	33,397	Interest rate
Financial liabilities at amortized cost	1,248,188		1,248,188	Interest rate, spread
Hedging derivatives	6,869		6,869	Interest rate, exchange
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	286		286	Interest rate
Other liabilities	32,380
Total liabilities	1,416,928
Equity	91,322
The following table displays the latest and average VaR values at 99% by risk factor over the last three years, the lowest and highest values in 2020 and the ES at 97.5% as of the end of December 2020:

Annual report 2020	Contents

VaR statistics and expected shortfall by risk factorA
EUR million. VaR at 99% and ES at 97.5% with one day time horizon
	2020					2019		2018
	VaR (99%)				ES (97.5%)	VaR		VaR
	Min	Average	Max	Latest	Latest	Average	Latest	Average	Latest
Total Trading	6.5	12.5	54.8	8.3	8.1	12.1	10.3	9.7	11.3
Diversification effect	(6.0)	(13.1)	(15.8)	(11.8)	(12.6)	(8.2)	(9.9)	(9.3)	(11.5)
Interest rate	4.7	9.2	29.2	5.4	5.9	10.0	9.2	9.4	9.7
Equities	2.1	4.4	14.7	3.1	3.7	2.9	4.8	2.4	2.8
Exchange rate	2.6	5.9	12.9	6.0	5.5	3.9	2.6	3.9	6.2
Credit spread	3.1	5.5	11.4	4.5	4.5	3.4	3.5	3.4	4.1
Commodities	0.0	0.5	2.5	1.1	1.0	0.0	0.0	—	—

Total Europe	5.0	10.5	39.1	8.0	9.3	6.3	10.1	5.0	5.5
Diversification effect	(4.6)	(10.6)	(21.9)	(8.9)	(8.8)	(6.9)	(8.3)	(6.7)	(8.2)
Interest rate	3.2	7.9	24.0	6.5	7.2	6.0	8.2	5.0	5.8
Equities	2.1	4.3	15.0	3.0	3.6	1.9	4.9	1.1	1.2
Exchange rate	1.3	3.5	10.7	2.9	2.7	1.9	1.9	1.7	2.1
Credit spread	3.1	5.5	11.4	4.5	4.5	3.4	3.5	3.9	4.6
Commodities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	—	—

Total North America	2.8	6.6	13.7	2.9	2.7	3.5	3.8	7.2	8.3
Diversification effect	0.7	(2.2)	(5.3)	(1.1)	(0.9)	(1.3)	(2.1)	(4.8)	(2.7)
Interest rate	1.6	3.4	7.1	3.3	3.0	2.6	3.4	6.4	7.7
Equities	0.0	0.3	1.2	0.1	0.1	0.2	0.1	0.1	—
Exchange rate	0.5	5.1	10.7	0.5	0.5	2.0	2.4	5.5	3.3

Total South America	2.4	5.6	26.4	4.5	5.0	9.5	6.0	7.2	10.0
Diversification effect	(0.8)	(3.4)	(13.8)	(4.3)	(3.7)	(2.9)	(3.8)	(3.5)	(2.3)
Interest rate	2.3	5.2	26.3	4.1	4.2	7.8	5.9	6.4	6.6
Equities	0.2	1.0	6.3	0.5	0.5	2.0	1.7	2.5	2.9
Exchange rate	0.8	2.7	7.6	4.2	4.2	2.6	2.1	1.9	2.9
A. In South America and North America, VaR levels of credit spreads and commodities are not shown separately due to their low or null materiality.
By the end of December, VaR had decreased by EUR 2 million vs. the end of 2019. Average VaR increased slightly by EUR 0.4 million. By risk factor, average VaR increased in most factors due to higher market volatility along the year. By geographic area, average VaR rose in Europe and North America but remained at low levels.
VaR by risk factor has generally remained stable over the last few years. Temporary rises are due more to temporary increases in the volatility of market prices than to significant changes in positions.
Grupo Santander's exposure to complex structured instruments and assets is very limited, this is a reflection of our risk culture and prudent risk management. At the end of December 2020, the exposures in this area were:
• Hedge funds: exposure was EUR 344 million (all indirect), acting as counterparty in derivatives transactions. We analyse the risk related to this type of counterparty on a case by case basis, establishing percentages of collateralization based on each fund’s features and assets.
• Monolines: no exposure at the end of December 2020.
Grupo Santander's policy for approving new transactions in these products remains extremely prudent and conservative.
It is strictly supervised by top management.
Backtesting
Actual losses can differ from those forecast by VaR due to the aforementioned limitations of this metric. Grupo Santander regularly analyses the accuracy of the VaR calculation model to confirm its reliability. The most important tests have backtesting:
•For hypothetical P&L backtesting and for the total portfolio, we observed overshootings in VaR at 99% on 9 and 12 March and on 7 July and on 30 December.
•In the case of VaE at 99%, overshootings was observed on 20 March.
•Most of overshootings were due to the strong market variations caused by the health crisis.
•The overshootings we observed in 2020 are consistent with the assumptions in the VaR calculation model.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
IBOR Reform
Since 2015, central banks and regulators in several major jurisdictions have convened Working Groups (WGs) to find and implement the transition to suitable replacements for some existing ‘IBOR’ benchmarks, such as Euro Overnight Index Average (EONIA) and London Interbank Offered Rates (LIBORs).
On 27 July 2017, the Chief Executive of the U.K. Financial Conduct Authority (the FCA), which regulates the LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmarks after 2021. This announcement indicates that the continuation of LIBORs on the current basis cannot be guaranteed after 2021. Therefore, after 2021 LIBORs may cease to be calculated.
Additionally, on 13 September 2018 the WG euro RFR recommended that the Euro Short Term Rate (€STR) shall replace EONIA. Since 2 October 2019, the date on which the €STR became available, EONIA changed its methodology to be calculated as the €STR plus a spread of 8.5 basis points. This change in EONIA’s methodology is intended to facilitate the market’s transition from EONIA to €STR, with the former expected to be discontinued by the 3 January 2022.
On October 2020, the International Swaps and Derivatives Association (ISDA) launched the IBOR Fallbacks Protocol, which will become effective on 25 January 2021, and will provide derivatives market participants with new IBOR fallbacks for legacy and new derivatives contracts. Banco Santander S.A. and several subsidiaries have adhered to this protocol.
On December 2020, ICE Benchmark Administration (IBA), the FCA-regulated and authorized administrator of LIBOR, announced its intention that one week and two months USD LIBOR settings will cease at end-2021, while the rest of USD LIBOR tenors (Overnight and 1, 3, 6 and 12 months) will cease at end-June 2023.
On December 2020, the European Union Council endorsed new rules amending of the EU Benchmark Regulation (BMR). The aim of the amendments to the Benchmark Regulation is to make sure that a statutory replacement benchmark can be established by the regulators by the time a systemically important benchmark is no longer in use, and thus protect financial stability on EU markets. It is likely that the regulators decide to use these powers in order to mitigate, as much as possible, systemic risks that might result from the phasing out of the London Inter-Bank Offered Rate (LIBOR) by the end of 2021. The new rules give the Commission the power to replace so-called 'critical benchmarks', which could affect the stability of financial markets in Europe, and other relevant benchmarks, if their termination would result in a significant disruption in the functioning of financial markets in the EU. The Commission will also be able to replace third-country benchmarks if their cessation would result in a significant disruption in the functioning of financial markets or pose a systemic risk for the financial system in the EU..
Interest rate benchmarks have an extended footprint in a significant number of contracts that Santander Group is holding and are used in multiple processes. The most relevant interest rate benchmarks for Santander are EURIBOR, EONIA,
USD-LIBOR, GBP-LIBOR, and CHF-LIBOR. Santander Group uses these benchmarks as the reference rate not only for derivatives, but also for loans, discounting products, deposits, collateral agreements and floating rate notes, among others.
The main risks to which Santander is exposed arising from financial instruments because of the transition are: (i) legal risks arising from potential changes required to documentation for new and existing transactions; (ii) risk management, financial and accounting risks arising from market risk models and from valuation, hedging, discontinuation and recognition of financial instruments linked to benchmark rates; (iii) business risk of a decrease in revenues of products linked to indices that will be replaced; (iv) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (v) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; (vi) conduct risks arising from the potential impact of communication with customers and engagement during the transition period and (vii)litigation risks regarding our existing products and services, which could adversely impact our profitability.
In order to monitor the risks and address the challenges of the transition, Santander launched the IBOR Transition Programme in 2019. This programme has a group wide scope and reports on a regular basis to Executive Management involving statutory committees. Its main objective is to ensure a smooth operational transition and to anticipate and address any potential customer and conduct related issues that could arise from the IBOR transition. It also aims to ensure that all impacted areas, business units and geographies understand the risks associated with the transition in a homogeneous way and can take appropriate measures to mitigate them.

Santander’s IBOR Transition Programme is aligned with the recommendations, guidance and milestones defined by regulators and working groups of different jurisdictions and is structured around the following areas: Technology & Operations, Legal, Client Outreach, Risk Management & Models, Conduct & Communications and Accounting & Finance.
Santander is engaged with the public and private sector initiatives in connection with IBOR transition. As part of this involvement, Santander participates in the WG Risk Free Rate Groups of different jurisdictions in Europe and America. Santander provides active feedback on the multiple consultations issued by industry forums, market associations, bank associations and other public organisms on this issue.

Annual report 2020	Contents
2. Structural balance sheet risks
2.1. Main aggregates and variations
The market risk profile inherent to the Group’s balance sheet, in relation to its asset volumes and shareholders’ equity, as well as the budgeted net interest income margin, remained moderate in 2020, in line with previous years.
Structural VaR
A standardized metric such as VaR can be used for monitoring total market risk for the banking book (excluding the trading activity of SCIB). Santander distinguishes fixed income considering interest rates and credit spreads on ALCO portfolios, exchange rates and equities.
In general, structural VaR is not material in terms of our volume of total assets or equity.

Structural VaR
EUR million. Structural VaR 99% with a temporary horizon of one day.
	2020				2019		2018
	Min	Average	Max	Latest	Average	Latest	Average	Latest
Structural VaR	611.4	911.0	1,192.1	903.1	511.4	729.1	568.5	556.8
Diversification effect	(227.2)	(349.8)	(261.0)	(263.4)	(304.2)	(402.0)	(325.0)	(267.7)
VaR interest rate*	345.5	465.1	581.9	345.5	345.6	629.7	337.1	319.5
VaR exchange rate	317.8	499.9	547.0	502.6	308.1	331.7	338.9	324.9
VaR equities	175.3	295.9	324.2	318.5	161.9	169.8	217.6	180.1
* Includes credit spread VaR on ALCO portfolios.
Structural interest rate risk
•Europe
The EVE and NII sensitivities of our main balance sheets (Santander Spain and Santander UK) are usually positive.
Exposure in all countries was moderate in relation to the annual budget and capital levels in 2020.
By the end of December 2020, considering the scenarios previously mentioned, the most significant risk of NII sensitivity was in the euro, at EUR 191 million; the Polish zloty, at EUR 66 million; the British pound yield curve at EUR 25 million; and the US dollar, at EUR 19 million, all relating to the risk of rate cuts.
The most significant risk in economic value of equity was in the euro interest rate curve, at EUR 2,236 million; the British pound at EUR 643 million ; the US dollar at EUR 142 million; and the Polish zloty at EUR 22 million, all relating to the risk of rate cuts.
•North America
The EVE and NII of our North American balance sheets (excluding the EVE of Mexico) usually show positive sensitivities to interest rates.
Exposure in all countries was moderate in relation to the annual budget and capital levels in 2020.
By the end of December, the most significant risk to net interest income was mainly in the US (EUR 61 million).
The most significant risk to the economic value of equity was also in the US (EUR 1,035 million).
•South America
The economic value and net interest income in our South American balance sheets are usually positioned for interest rate cuts.
Exposure in all countries was moderate in relation to the annual budget and capital levels in 2020.
By the end of December, the most significant risk to net interest income was mainly located in Chile (EUR 80 million) and Brazil (EUR 68 million).
The most significant risk to the economic value of equity was also mainly in Chile (EUR 313 million) and Brazil (EUR 278 million).
Structural foreign currency rate risk/results hedging
The structural exchange rate risk is driven by transactions in foreign currencies related to permanent financial investments, their results and related hedges. The dynamic management of this risk seeks to limit the impact on the core capital ratio of foreign exchange rate movements. In 2020, hedging of the core capital ratio for foreign exchange rate risk was kept close to 100%.
In December 2020, the largest exposures of permanent investments (with their potential impact on equity) were (in order) in US dollars, British pounds sterling, Brazilian real, Mexican pesos, Chilean pesos and Polish zlotys. Santander

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
hedges some positions (which are permanent in nature) with foreign exchange-rate derivatives. The Finance Division is also responsible for foreign exchange rate risk management, hedging expected results and dividends in subsidiaries whose base currency is not the euro.
Structural equity risk
Grupo Santander maintains equity positions in its banking book as well as in its trading portfolio. These positions are maintained as equity instruments or equity stakes depending on the percentage owned or control.
The equity portfolio in the banking book at the end of December 2020 was diversified between securities in various countries, e.g. Spain, China, Morocco and Poland. Most of the portfolio is invested in the finance and insurance sectors. Among other sectors with lower exposure allocations real estate is included.
Structural equity positions are exposed to market risk. VaR is calculated for these positions with market price data series or proxies. By the end of September 2020, the VaR at 99% over a one day time horizon was EUR 319 million (EUR 170 million and EUR 180 million at the end of 2019 and 2018, respectively).
2.2. Methodologies
Structural interest rate risk
Grupo Santander analyses the potential impact of changes in interest rate levels on EVE and NII. Depending on the changes in rates, impacts will be different and therefore various subtypes of interest rate risk need to be monitored and managed, such as repricing, curve or basis risk.
Based on the balance-sheet interest rate position and the market situation and outlook, financial actions (such as transacting positions or setting interest rates for products marketed) may be needed to attain the desired risk profile determined by Grupo Santander.
The suite of metrics used to monitor interest rate risks includes the sensitivity of NII and EVE to changes in interest rates, and value at risk (VaR) for calculating economic capital.
Structural exchange-rate risk/hedging of results
These activities are monitored daily via position measurements, VaR and results.
Structural equity risk
These activities are monitored via position measurements, VaR and results, on a monthly basis.
3. Liquidity risk
Structural liquidity management aims to fund the Group’s recurring activity optimising maturities and costs, while avoiding taking on undesired liquidity risks.
Santander’s liquidity management is based on the following principles:
•Decentralised liquidity model.
•Medium- and long-term (M/LT) funding needs must be covered by medium- and long-term instruments.
•High contribution from customer deposits due to the retail nature of the balance sheet.
•Diversification of wholesale funding sources by instruments/ investors, markets/currencies and maturities.
•Limited recourse to short-term funding.
•Availability of sufficient liquidity reserves, including standing facilities/discount windows at central banks to be used in adverse situations.
•Compliance with regulatory liquidity requirements both at Group and subsidiary level, as a new factor conditioning management.
The effective application of these principles by all institutions comprising the Group required the development of a unique management framework built upon three fundamental pillars:
•A solid organisational and governance model that ensures the involvement of the subsidiaries’ senior management in decision-taking and its integration into the Group’s global strategy. The decision-making process for all structural risks, including liquidity and funding risk, is carried out by local Asset and Liability Committees (ALCOs) in coordination with the global ALCO, which is the body empowered by the Bank's board in accordance with the corporate Asset and Liability Management (ALM) framework.
This governance model has been reinforced as it has been included within Santander's Risk Appetite Framework. This framework meets demands from regulators and market players emanating from the financial crisis to strengthen banks’ risk management and control systems.
•In-depth balance sheet analysis and measurement of liquidity risk, supporting decision-taking and its control. The objective is to ensure the Group maintains adequate liquidity levels necessary to cover its short- and long-term needs with stable funding sources, optimising the impact of their costs on the income statement.
Grupo Santander’s liquidity risk management processes are contained within a conservative risk appetite framework established in each geographic area in accordance with its commercial strategy. This risk appetite establishes the limits within which the subsidiaries can operate in order to achieve their strategic objectives.
•Management adapted in practice to the liquidity needs of each business. Every year, based on business needs, a liquidity plan is developed which seeks to achieve:
•a solid balance sheet structure, with a diversified presence in the wholesale markets;
•the use of liquidity buffers and limited encumbrance of assets;
•compliance with both regulatory metrics and other metrics included in each entity’s risk appetite statement.
Over the course of the year, all dimensions of the plan are monitored.

Annual report 2020	Contents
The Group continues to develop the ILAAP (Internal Liquidity Adequacy Assessment Process), an internal self-assessment of liquidity adequacy which must be integrated into the Group’s other risk management and strategic processes. It focuses on both quantitative and qualitative matters and is used as an input to the SREP (Supervisory Review and Evaluation Process). The ILAAP evaluates the liquidity position both in ordinary and stressed scenarios.
iii. Asset encumbrance
In accordance with the guidelines established by the European Banking Authority (EBA) in 2014 on committed and uncommitted assets, the concept of assets committed in financing transactions (asset encumbrance) includes both on-balance sheet assets provided as collateral in transactions to obtain liquidity and off-balance sheet assets that have been received and reused for similar purposes, as well as other assets associated with liabilities for reasons other than financing.
The residual maturities of the liabilities associated with the assets and guarantees received and committed are presented below, as of 31 of December of 2020 (thousand of million of euros):

Residual maturities of the liabilities	Unmatured	<=1month	>1 month <=3 months	>3 months <=12 months	>1 year <=2 years	>2 years <=3 years	3 years <=5 years	5 years <=10 years	>10 years	Total
Committed assets	35.7	40.2	10.2	35.5	32.4	106.4	50.5	23.9	15.6	350.4
Guarantees received	29.7	30.6	3.9	16.9	1.4	0.5	1.6	—	0.1	84.7
The reported Group information as required by the EBA at 2020 year-end is as follows:

On-balance-sheet encumbered assets
EUR billion
	Carrying amount of encumbered assets	Fair value of encumbered assets	Fair value of non-encumbered assets	Carrying amount of non-encumbered assets
Loans and advances	249.5		884.7
Equity instruments	5.8	5.8	9.9	9.9
Debt securities	61.9	60.7	114.6	115.4
Other assets	33.2		148.7
Total assets	350.4		1,157.9

Encumbrance of collateral received
EUR billion
	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	84.7	43.0
Loans and advances	—	—
Equity instruments	3.5	5.9
Debt securities	80.3	37.1
Other collateral received	0.9	—
Own debt securities issued other than own covered bonds or ABSs	—	0.9

Encumbered assets and collateral received and matching liabilities
EUR billion
	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Total sources of encumbrance (carrying amount)	306.3	435.1
On-balance-sheet encumbered assets amounted to EUR 350,400 million, of which 71% are loans (mortgage loans, corporate loans, etc.). Off-balance-sheet encumbered assets amounted to EUR 84,700 million, relating mostly to debt securities received as security in asset purchase transactions and re-used.
Taken together, these two categories represent a total of EUR 435,100 million of encumbered assets, which give rise to EUR 306,300 million matching liabilities.
As of December 2020, total asset encumbrance in funding operations represented 26.6% of the Group’s extended balance sheet under EBA criteria (total assets plus guarantees received: EUR 1,635,900 million as of December 2020). This

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percentage has been increased from 24.1% that presented the Group as of December 2019. This increase was mainly due to Grupo Santander's use of the financing programmes launched by central banks in response to the pandemic.
d) Capital risk
In the second line of defence, capital risk management can independently challenge business and first-line activities by:
•Supervising capital planning and adequacy exercises through a review of the main components affecting the capital ratios.
•Identifying key metrics to calculate the Group’s regulatory capital, setting tolerance levels and analysing significant variations, as well as single transactions with impact on capital.
•Reviewing and challenging the execution of capital actions proposed in line with capital planning and risk appetite.
Grupo Santander commands a sound solvency position, above the levels required by regulators and by the European Central bank.
Regulatory capital
At 1 January 2021, at a consolidated level, the Group must maintain a minimum capital ratio of 8.85% of CET1 (4.50% being the requirement for Pillar I, 0.84% being the requirement for Pillar 2R (requirement), 2.50% being the requirement for capital conservation buffer, 1.00% being the requirement for G-SIB and 0.01% being the requirement for anti-cyclical capital buffer).
Grupo Santander must also maintain a minimum capital ratio of 10.63% of tier 1 and a minimum total ratio of 13.01%.
In 2020, the solvency target set was achieved. Santander’s CET1 ratio stood at 12.34% (figures calculated by applying the transitional provisions of IFRS 9) at the close of the year, demonstrating its organic capacity to generate capital. The key regulatory capital figures are indicated below:

Reconciliation of accounting capital with regulatory capital
EUR million
	2020	2019	2018
Subscribed capital	8,670	8,309	8,118
Share premium account	52,013	52,446	50,993
Reserves	62,777	56,526	53,988
Treasury shares	(69)	(31)	(59)
Attributable profit	(8,771)	6,515	7,810
Approved dividend	—	(1,662)	(2,237)
Shareholders’ equity on public balance sheet	114,620	122,103	118,613
Valuation adjustments	(33,144)	(22,032)	(22,141)
Non-controlling interests	9,846	10,588	10,889
Total Equity on public balance sheet	91,322	110,659	107,361
Goodwill and intangible assets	(15,711)	(28,478)	(28,644)
Eligible preference shares and participating securities	9,102	9,039	9,754
Accrued dividend	(478)	(1,761)	(1,055)
Other adjustments*	(5,734)	(9,923)	(9,700)
Tier 1* **	78,501	79,536	77,716
* Fundamentally for non-computable non-controlling interests and deductions and reasonable filters in compliance with CRR.
* Figures calculated by applying the transitional provisions of IFRS 9.
The following table shows the capital coefficients and a detail of the eligible internal resources of the Group:

	2020	2019	2018
Capital coefficients
Level 1 ordinary eligible capital (EUR million)	69,399	70,497	67,962
Level 1 additional eligible capital (EUR million)	9,102	9,039	9,754
Level 2 eligible capital (EUR million)	12,514	11,531	11,009
Risk-weighted assets (EUR million)	562,580	605,244	592,319
Level 1 ordinary capital coefficient (CET 1)	12.34%	11.65%	11.47%
Level 1 additional capital coefficient (AT1)	1.61%	1.49%	1.65%
Level 1 capital coefficient (TIER1)	13.95%	13.14%	13.12%
Level 2 capital coefficient (TIER 2)	2.23%	1.91%	1.86%
Total capital coefficient	16.18%	15.05%	14.98%

Annual report 2020	Contents

Eligible capital
EUR million
	2020	2019	2018
Eligible capital
Common Equity Tier I	69,399	70,497	67,962
Capital	8,670	8,309	8,118
(-) Treasure shares and own shares financed	(126)	(63)	(64)
Share Premium	52,013	52,446	50,993
Reserves	64,766	57,368	55,036
Other retained earnings	(34,937)	(22,933)	(23,022)
Minority interests	6,669	6,441	6,981
Profit net of dividends	(9,249)	3,092	4,518
Deductions	(18,407)	(34,163)	(34,598)
Goodwill and intangible assets	(15,711)	(28,478)	(28,644)
Others	(2,696)	(5,685)	(5,954)
Additional Tier I	9,102	9,039	9,754
Eligible instruments AT1	8,854	9,209	9,666
T1-excesses-subsidiaries	248	(170)	88
Residual value of dividends	—	—	—
Others	—	—	—
Tier II	12,514	11,531	11,009
Eligible instruments T2	13,351	12,360	11,306
Gen. funds and surplus loans loss prov. IRB	—	—	—
T2-excesses - subsidiaries	(837)	(829)	(297)
Others	—	—	—
Total eligible capital	91,015	91,067	88,725
Note: Banco Santander and its affiliates had not taken part in any State aid programmes.
Leverage ratio
The leverage ratio has been defined within the regulatory framework of Basel III as a measure of the capital required by financial institutions not sensitive to risk. The Group performs the calculation as stipulated in CRD IV and its subsequent amendment in EU Regulation no. 573/2013 of 17 January 2015, which was aimed at harmonising calculation criteria with those specified in the BCBS 'Basel III leverage ratio framework' and 'Disclosure requirements' documents.
This ratio is calculated as tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:
•Accounting assets, excluding derivatives and items treated as deductions from tier 1 capital (for example, the balance of loans is included, but not that of goodwill).
•Off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits) weighted using credit conversion factors.
•Inclusion of net value of derivatives (gains and losses are netted with the same counterparty, minus collaterals if they comply with certain criteria) plus a charge for the future potential exposure.
•A charge for the potential risk of security funding transactions.
•Lastly, it includes a charge for the risk of credit derivative swaps (CDS).
With the publication of Regulation (EU) 2019/876 of 20 May, 2019, amending Regulation (EU) n.º 575/2013 as regards the leverage ratio, the final calibration of the ratio is set at 3% for all entities and, for systemic entities G-SIB, an additional surcharge is also established which will be 50% of the cushion ratio applicable to the EISM. In addition, modifications are included in its calculation, including the exclusion of certain exposures from the total exposure measure: public loans, transfer loans and officially guaranteed export credits.
Banks will have to implement the final definition of the leverage ratio by June 2021 and comply with the new calibration of the ratio (the surcharge for G-SIB) from January 2023.

EUR million
	2020	2019	2017
Leverage
Level 1 Capital	78,501	79,536	77,716
Exposure	1,471,480	1,544,614	1,489,094
Leverage Ratio	5.33%	5.15%	5.22%
Global systemically important banks
Grupo Santander is one of 30 banks designated as global systemically important banks (G-SIBs).
The designation as a systemically important entity is based on the measurement set by regulators (the FSB and BCBS), based on 5 criteria (size, cross-jurisdictional activity, interconnectedness with other financial institutions, substitutability and complexity).
This definition means it has to fulfil certain additional requirements, which consist mainly of a capital buffer -1%, in TLAC requirements (total loss absorbing capacity), that we have to publish relevant information more frequently than other banks, greater regulatory requirements for internal control bodies, special supervision and drawing up of special reports to be submitted to supervisors.
The fact that Grupo Santander has to comply with these requirements makes it a more solid bank than its domestic rivals.

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54. Additional disclosures
This note includes relevant information about additional disclosure requirements.
54.1 Parent company financial statements
Following are the summarised balance sheets of Banco Santander, S.A. as of December 31, 2020, 2019 and 2018

Annual report 2020	Contents

CONDENSED BALANCE SHEETS (Parent company only)	31 December 2020	31 December 2019	31 December 2018
	(Millions of Euros)
Assets
Cash and due from banks	112,114	85,922	105,660
Of which:
To bank subsidiaries	14,519	13,875	16,339
Trading account assets	81,433	86,583	70,825
Investment securities	29,477	44,020	61,064
Of which:
To bank subsidiaries	13,603	9,504	11,084
To non-bank subsidiaries	3,399	3,450	4,581
Net Loans and leases	295,739	276,330	263,142
Of which:
To non-bank subsidiaries	27,555	28,690	26,505
Investment in affiliated companies	84,890	87,330	81,734
Of which:
To bank subsidiaries	60,186	59,364	69,118
To non-bank subsidiaries	24,703	27,966	12,616
Premises and equipment, net	6,680	7,131	2,410
Other assets	19,036	22,600	23,541
Total assets	629,369	609,916	608,376

Liabilities
Deposits	383,135	345,975	350,786
Of which:
To bank subsidiaries	17,045	14,705	18,526
To non-bank subsidiaries	19,949	15,518	13,655
Short-term debt	14,513	20,547	30,883
Long-term debt	83,981	83,906	75,600
Total debt	98,494	104,453	106,483
Of which:
To bank subsidiaries	617	—	2,874
To non-bank subsidiaries	661	1,667	998
Other liabilities	82,803	89,265	82,340
Total liabilities	564,432	539,693	539,609

Stockholders' equity
Capital stock	8,670	8,309	8,118
Retained earnings and other reserves	56,267	61,914	60,649
Total stockholders' equity	64,937	70,223	68,767

Total liabilities and Stockholders’ Equity	629,369	609,916	608,376
In the financial statements of the Parent Company, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.
Following are the condensed statements of income of Banco Santander, S.A. for the years ended December 31, 2020, 2019 and 2018.

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	Year ended
CONDENSED STATEMENTS OF INCOME (Parent company only)	31 December 2020	31 December 2019	31 December 2018
	(Millions of Euros)
Interest income
Interest from earning assets	6,853	8,009	7,660
Dividends from affiliated companies	5,316	5,959	3,872
Of which:
From bank subsidiaries	1,810	3,019	2,874
From non-bank subsidiaries	3,506	2,940	998
	12,169	13,968	11,532
Interest expense	(3,160)	(4,108)	(3,861)
Interest income / (Charges)	9,009	9,860	7,671
Provision for credit losses	(2,558)	(1,246)	(686)
Interest income / (Charges) after provision for credit losses	6,451	8,614	6,985
Non-interest income:	5,322	4,132	3,972
Non-interest expense:	(14,020)	(9,168)	(7,573)
Income before income taxes	(2,247)	3,578	3,384
Income tax expense	(1,310)	(48)	(83)
Net income	(3,557)	3,530	3,301

Annual report 2020	Contents
Following are the condensed statement of comprehensive income of Banco Santander, S.A. for the years ended December 31, 2020, 2019 and 2018:

	Year ended
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (Parent company only)	31 December 2020	31 December 2019	31 December 2018
	(Millions of Euros)
NET INCOME	(3,557)	3,530	3,301
OTHER COMPREHENSIVE INCOME	(1,221)	119	(410)
Items that may be reclassified subsequently to profit or loss	(363)	421	(348)
Hedging instruments (items not designated)	—	—	—
Revaluation gains (losses)	—	—	—
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Debt instruments at fair value with changes in other comprehensive income	(316)	723	(634)
Revaluation gains (losses)	244	697	(135)
Amounts transferred to income statement	(560)	(592)	(499)
Other reclassifications	—	618	—
Cash flow hedges:	(206)	(117)	137
Revaluation gains/(losses)	(239)	(205)	153
Amounts transferred to income statement	33	88	(16)
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	—	—
Hedges of net investments in foreign operations:	—	—	—
Exchange differences	—	—	—
Non-current assets held for sale	—	—	—
Income tax	159	(185)	149
Items that will not be reclassified to profit or loss:	(858)	(302)	(62)
Actuarial gains/(losses) on pension plans	(77)	(327)	43
Other recognised income and expense of investments in subsidiaries, joint ventures and associates	—	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	(796)	(135)	(78)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net	—	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)	4	44	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)	(4)	(44)	—
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk	4	2	—
Income tax relating to items that will not be reclassified	11	158	(27)
TOTAL COMPREHENSIVE INCOME	(4,778)	3,649	2,891

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Following are the condensed cash flow statements of Banco Santander, S.A. for the years ended December 31, 2020, 2019 and 2018.

	Year ended
CONDENSED CASH FLOW STATEMENTS (Parent company only)	31 December 2020	31 December 2019	31 December 2018
	(Millions of Euros)
1. Cash flows from operating activities
Consolidated profit	(3,557)	3,530	3,301
Adjustments to profit	12,938	2,206	11,576
Net increase/decrease in operating assets	7,513	(13,370)	(17,566)
Net increase/decrease in operating liabilities	21,199	45	13,411
Reimbursements/payments of income tax	(251)	743	(279)
Total net cash flows from operating activities (1)	37,842	(6,846)	10,443

2. Cash flows from investing activities
Investments (-)	(8,001)	(7,094)	(1,472)
Divestments (+)	4,738	1,952	10,197
Total net cash flows from investment activities (2)	(3,263)	(5,142)	8,725

3. Cash flows from financing activities
Issuance of own equity instruments	—	—	—
Disposal of own equity instruments	615	829	805
Acquisition of own equity instruments	(615)	(829)	(816)
Issuance of debt securities	3,722	1,056	2,750
Redemption of debt securities	(2,348)	(4,578)	(827)
Dividends paid	—	(3,773)	(3,118)
Issuance/Redemption of equity instruments	—	—	—
Other collections/payments related to financing activities	(287)	(382)	(2)
Total net cash flows from financing activities (3)	1,087	(7,677)	(1,208)

4. Effect of exchange rate changes on cash and cash equivalents (4)	(576)	205	237

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	35,090	(19,460)	18,197
Cash and cash equivalents at beginning of period	32,471	51,931	33,734
Cash and cash equivalents at end of period	67,561	32,471	51,931
54.2 Preference Shares and Preferred Securities
The following table shows the balance of the preference shares and preferred securities as of December 31, 2020 2019 and 2018

	2020	2019	2018
	(Millions of Euros)
Preference shares	196	321	345
Preferred securities	7,425	7,709	9,717
Total at period-end	7,621	8,030	10,063
Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost - Subordinated Liabilities” caption in the consolidated balance sheet as of December 31, 2020, 2019 and 2018.
Preference Shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative.
Preference shares include non-cumulative preferred non-voting shares issued by Santander UK plc.
Preferred securities include non-cumulative preferred non-voting securities issued by Banco Santander, S.A.
For the purposes of payment priority, preferred securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.
Preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. All securities have been fully subscribed

Annual report 2020	Contents
by third parties outside the Group. In the consolidated balance sheets, these securities are shown net of any temporary transactions relating to liquidity guarantees.

Santander Finance Preferred, S.A. (Unipersonal)- issuer of registered securities guaranteed by Banco Santander, S.A. until November 2017, merged in that date with Banco Santander, S.A.
For further information, see note 23.c.

	Outstanding at 31 December 2020
Preference Shares Issuer/Date of issue	Currency	Amount in currency (million)	Interest rate	Redemption Option (A)

Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%	No option

	Outstanding at 31 December 2020
Preferred Securities Issuer/Date of issue	Currency	Amount in currency (million)	Interest rate		Maturity date

Banco Santander, S.A.
Banco Santander, S.A., September 2014	Euro	1,500.0	6.250%	(B)	Perpetuity
Banco Santander, S.A., April 2017	Euro	750.0	6.750%	(C)	Perpetuity
Banco Santander, S.A., September 2017	Euro	1,000.0	5.250%	(D)	Perpetuity
Banco Santander, S.A., March 2018	Euro	1,500.0	4.750%	(E)	Perpetuity
Banco Santander, S.A., February 2019	US Dollar	1,200.0	7.500%	(F)	Perpetuity
Banco Santander, S.A., January 2020	Euro	1,500.0	4.375%	(G)	Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), September 2004	Euro	144.0	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum		Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), July 2007	Pounds Sterling	4.9	7.010%		Perpetuity

A. From these dates the issuer can redeem the shares, subject to prior authorization by the national supervisor.
B. Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first seven years . After that, it will be reviewed by applying a margin of 564 basis points on the 5-year Mid-Swap Rate.
C. Payment is subject to certain conditions and to the discretion of the Bank. The 6.75% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 680.3 basis points on the 5-year Mid-Swap Rate.
D. Payment is subject to certain conditions and to the discretion of the Bank. The 5.25% interest rate is set for the first six years. After that, it will be reviewed by applying a margin of 499.9 basis points on the 5-year Mid-Swap Rate.
E. Payment is subject to certain conditions and to the discretion of the Bank. The 4.75% interest rate is set for the first seven years. After that, it will be reviewed by applying a margin of 409.7 basis points on the Mid-Swap Rate.
F. Payment is subject to certain conditions and to the discretion of the Bank. The 7.50% interest rate is set for the first seven years. After that, it will be reviewed every 5 years by applying a margin of 489.9 basis point on the Mid-Swap Rate.
    G. Payment is subject to certain conditions and to the discretion of the Bank. The 4.375% interest rate is set for the first six years. After that, it will be reviewed every 5 years by applying a margin of 453.4 basis point on the 5-year Mid-Swap Rate.

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Appendix

Annual report 2020	Contents
Appendix I

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
2 & 3 Triton Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate
A & L CF (Guernsey) Limited (f)	Guernsey	0.00%	100.00%	100.00%	100.00%	Leasing
A & L CF June (2) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
A & L CF June (3) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
A & L CF March (5) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
A & L CF September (4) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
Abbey Business Services (India) Private Limited	India	0.00%	100.00%	100.00%	100.00%	Holding company
Abbey Covered Bonds (Holdings) Limited	United Kingdom	-	(a)	-	-	Securitization
Abbey Covered Bonds (LM) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Abbey Covered Bonds LLP	United Kingdom	-	(a)	-	-	Securitization
Abbey National Beta Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Abbey National Business Office Equipment Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
Abbey National International Limited	Jersey	0.00%	100.00%	100.00%	100.00%	Financial services
Abbey National Nominees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securities company
Abbey National PLP (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Abbey National Property Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Abbey National Treasury Services Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Abbey National Treasury Services Overseas Holdings	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Abbey National UK Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Abbey Stockbrokers (Nominees) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securities company
Abbey Stockbrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securities company
Ablasa Participaciones, S.L.	Spain	18.94%	81.06%	100.00%	100.00%	Holding company
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	100.00%	100.00%	Holding company
Aduro S.A.	Uruguay	0.00%	100.00%	100.00%	-	Payments and collections services
Aevis Europa, S.L.	Spain	96.34%	0.00%	96.34%	96.34%	Cards
AFB SAM Holdings, S.L.	Spain	1.00%	99.00%	100.00%	100.00%	Holding company
Afisa S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Fund management company
ALIL Services Limited (b)	Isle of Man	0.00%	100.00%	100.00%	100.00%	Services
Aljardi SGPS, Lda.	Portugal	0.00%	100.00%	100.00%	100.00%	Holding company
Alliance & Leicester Cash Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company

358

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Alliance & Leicester Commercial Bank Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Alliance & Leicester Investments (Derivatives) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Alliance & Leicester Investments (No.2) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Alliance & Leicester Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Alliance & Leicester Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Alliance & Leicester Personal Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Altamira Santander Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Alternative Leasing, FIL	Spain	99.99%	0.00%	99.99%	-	Investment fund
Amazonia Trade Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Holding company
AN (123) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Andaluza de Inversiones, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
ANITCO Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Aquanima Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	E-commerce
Aquanima Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Services
Aquanima México S. de R.L. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	E-commerce
Aquanima S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	Services
Arcaz - Sociedade Imobiliária Portuguesa, Lda.	Portugal	0.00%	99.91%	100.00%	100.00%	Inactive
Argenline S.A. (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	Finance company
Asto Digital Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Athena Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Financial services
Atlantes Azor No. 1	Portugal	-	(a)	-	-	Securitization
Atlantes Azor No. 2	Portugal	-	(a)	-	-	Securitization
Atlantes Mortgage No. 2	Portugal	-	(a)	-	-	Securitization
Atlantes Mortgage No. 3	Portugal	-	(a)	-	-	Securitization
Atlantes Mortgage No. 4	Portugal	-	(a)	-	-	Securitization
Atlantes Mortgage No. 5	Portugal	-	(a)	-	-	Securitization
Atlantes Mortgage No. 7	Portugal	-	(a)	-	-	Securitization
Atual - Fundo de Invest Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.99%	100.00%	-	Investment fund
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Financial services
Auto ABS Belgium Loans 2019, SA/NV	Belgium	-	(a)	-	-	Securitization
Auto ABS DFP Master Compartment France 2013	France	-	(a)	-	-	Securitization
Auto ABS French Lease Master Compartiment 2016	France	-	(a)	-	-	Securitization
Auto ABS French Leases 2018	France	-	(a)	-	-	Securitization
Auto ABS French Loans Master	France	-	(a)	-	-	Securitization
Auto ABS French LT Leases Master	France	-	(a)	-	-	Securitization
Auto ABS Italian Balloon 2019-1 S.R.L.	Italy	-	(a)	-	-	Securitization
Auto ABS Italian Loans 2018-1 S.R.L.	Italy	-	(a)	-	-	Securitization
Auto ABS Italian Rainbow Loans 2020-1 S.R.L.	Italy	-	(a)	-	-	Securitization

Annual report 2020	Contents

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Auto ABS Spanish Loans 2016, Fondo de Titulización	Spain	-	(a)	-	-	Securitization
Auto ABS Spanish Loans 2018-1, Fondo de Titulización	Spain	-	(a)	-	-	Securitization
Auto ABS Spanish Loans 2020-1, Fondo de Titulización	Spain	-	(a)	-	-	Securitization
Auto ABS Swiss Leases 2013 GmbH	Switzerland	-	(a)	-	-	Securitization
Auto ABS UK Loans 2017 Holdings Limited	United Kingdom	-	(a)	-	-	Securitization
Auto ABS UK Loans 2017 Plc	United Kingdom	-	(a)	-	-	Securitization
Auto ABS UK Loans 2019 Holdings Limited	United Kingdom	-	(a)	-	-	Securitization
Auto ABS UK Loans 2019 Plc	United Kingdom	-	(a)	-	-	Securitization
Auto ABS UK Loans Holdings Limited	United Kingdom	-	(a)	-	-	Securitization
Auto ABS UK Loans PLC	United Kingdom	-	(a)	-	-	Securitization
Autodescuento, S.L.	Spain	0.00%	93.89%	93.89%	93.89%	Vehicles purchase
Autohaus24 GmbH	Germany	0.00%	46.95%	100.00%	-	Renting
Auttar HUT Processamento de Dados Ltda.	Brazil	0.00%	89.99%	100.00%	100.00%	IT services
Aviación Antares, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Aviación Británica, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Aviación Centaurus, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Aviación Comillas, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Renting
Aviación Intercontinental, A.I.E.	Spain	99.97%	0.03%	100.00%	100.00%	Renting
Aviación Laredo, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	Air transport
Aviación Oyambre, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Renting
Aviación Real, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Aviación Santillana, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	Renting
Aviación Suances, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	Air transport
Aviación Tritón, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Aymoré Crédito, Financiamento e Investimento S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Finance company
Azor Mortgages PLC	Ireland	-	(a)	-	-	Securitization
Banca PSA Italia S.p.A.	Italy	0.00%	50.00%	50.00%	50.00%	Banking
Banco Bandepe S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Banking
Banco de Albacete, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Banco Hyundai Capital Brasil S.A.	Brazil	0.00%	44.99%	50.00%	50.00%	Banking
Banco Madesant - Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Banking
Banco PSA Finance Brasil S.A.	Brazil	0.00%	44.99%	50.00%	50.00%	Banking
Banco Santander - Chile	Chile	0.00%	67.12%	67.18%	67.18%	Banking
Banco Santander (Brasil) S.A.	Brazil	0.04%	89.95%	90.58%	90.52%	Banking
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 100740	Mexico	0.00%	91.79%	100.00%	100.00%	Finance company
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 2002114	Mexico	0.00%	92.47%	100.00%	100.00%	Holding company
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso GFSSLPT	Mexico	0.00%	92.68%	100.00%	100.00%	Finance company

360

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Banco Santander Consumer Portugal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Banking
Banco Santander de Negocios Colombia S.A.	Colombia	0.00%	100.00%	100.00%	100.00%	Banking
Banco Santander International	United States	0.00%	100.00%	100.00%	100.00%	Banking
Banco Santander International SA	Switzerland	0.00%	100.00%	100.00%	100.00%	Banking
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	Mexico	16.68%	75.11%	91.80%	91.77%	Banking
Banco Santander Perú S.A.	Peru	99.00%	1.00%	100.00%	100.00%	Banking
Banco Santander Río S.A.	Argentina	0.00%	99.31%	99.26%	99.25%	Banking
Banco Santander S.A.	Uruguay	97.75%	2.25%	100.00%	100.00%	Banking
Banco Santander Totta, S.A.	Portugal	0.00%	99.86%	99.96%	99.96%	Banking
Bansa Santander S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Real estate
BEN Benefícios e Serviços S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Payment services
Bilkreditt 6 Designated Activity Company (b)	Ireland	-	(a)	-	-	Securitization
Bilkreditt 7 Designated Activity Company	Ireland	-	(a)	-	-	Securitization
BRS Investments S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	Finance company
Cántabra de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Canyon Multifamily Impact Fund IV LLC	United States	0.00%	98.00%	98.00%	98.00%	Real estate
Capital Street Delaware LP	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Capital Street Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Capital Street REIT Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Capital Street S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	Finance company
Carfax (Guernsey) Limited (f)	Guernsey	0.00%	100.00%	100.00%	100.00%	Insurance brokerage
Carfinco Financial Group Inc.	Canada	96.42%	0.00%	96.42%	96.42%	Holding company
Carfinco Inc.	Canada	0.00%	96.42%	100.00%	100.00%	Finance company
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	Mexico	0.00%	99.97%	99.97%	99.97%	Securities company
Cater Allen Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Cater Allen International Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securities company
Cater Allen Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Banking
Cater Allen Lloyd's Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Cater Allen Syndicate Management Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Advisory services
CCAP Auto Lease Ltd.	United States	0.00%	80.24%	100.00%	100.00%	Leasing
Centro de Capacitación Santander, A.C.	Mexico	0.00%	91.79%	100.00%	100.00%	Non-profit institute
Certidesa, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Aircraft rental

Annual report 2020	Contents

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Chrysler Capital Auto Funding I LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Chrysler Capital Auto Funding II LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Chrysler Capital Auto Receivables LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Chrysler Capital Master Auto Receivables Funding 2 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Chrysler Capital Master Auto Receivables Funding 4 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Chrysler Capital Master Auto Receivables Funding LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Cobranza Amigable, S.A.P.I. de C.V.	Mexico	0.00%	85.00%	100.00%	100.00%	Collection services
Community Development and Affordable Housing Fund LLC (g)	United States	0.00%	96.00%	96.00%	-	Asset management
Compagnie Generale de Credit Aux Particuliers - Credipar S.A.	France	0.00%	50.00%	100.00%	100.00%	Banking
Compagnie Pour la Location de Vehicules - CLV	France	0.00%	50.00%	100.00%	100.00%	Banking
Comunidad Laboral Trabajando Argentina S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	Services
Comunidad Laboral Trabajando Iberica, S.L. Unipersonal, en liquidación (b)	Spain	0.00%	100.00%	100.00%	100.00%	Services
Consulteam Consultores de Gestão, Lda.	Portugal	100.00%	0.00%	100.00%	100.00%	Real estate
Consumer Lending Receivables LLC	United States	0.00%	80.24%	100.00%	100.00%	Securitization
Crawfall S.A. (b)	Uruguay	100.00%	0.00%	100.00%	100.00%	Services
Darep Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	Reinsurances
Decarome, S.A.P.I. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Finance company
Deva Capital Advisory Company, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Advisory services
Deva Capital Holding Company, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Deva Capital Investment Company, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Deva Capital Management Company, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Advisory services
Deva Capital Servicer Company, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Digital Procurement Holdings N.V.	Netherlands	0.00%	100.00%	100.00%	100.00%	Holding company
Diners Club Spain, S.A.	Spain	75.00%	0.00%	75.00%	75.00%	Cards
Dirección Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	100.00%	Services
Dirgenfin, S.L., en liquidación (b)	Spain	0.00%	100.00%	100.00%	100.00%	Real estate development
Drive Auto Receivables Trust 2016-C	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2017-1	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2017-2	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2017-3	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2017-A	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2017-B	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2018-1	United States	-	(a)	-	-	Securitization

362

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Drive Auto Receivables Trust 2018-2	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2018-3	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2018-4	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2018-5	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2019-1	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2019-2	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2019-3	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2019-4	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2020-1	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2020-2	United States	-	(a)	-	-	Securitization
EDT FTPYME Pastor 3 Fondo de Titulización de Activos	Spain	-	(a)	-	-	Securitization
Electrolyser, S.A. de C.V.	Mexico	0.00%	91.79%	100.00%	100.00%	Services
Entidad de Desarrollo a la Pequeña y Micro Empresa Santander Consumo Perú S.A.	Peru	100.00%	0.00%	100.00%	100.00%	Finance company
Erestone S.A.S.	France	0.00%	90.00%	90.00%	90.00%	Inactive
Esfera Fidelidade S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Services
Evidence Previdência S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Insurance
Financeira El Corte Inglés, Portugal, S.F.C., S.A.	Portugal	0.00%	51.00%	100.00%	100.00%	Finance company
Financiera El Corte Inglés, E.F.C., S.A.	Spain	0.00%	51.00%	51.00%	51.00%	Finance company
Finsantusa, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
First National Motor Business Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
First National Motor Contracts Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
First National Motor Facilities Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
First National Motor Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Advisory services
First National Motor Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
First National Motor plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
First National Tricity Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Fondation Holding Auto ABS Belgium Loans	Belgium	-	(a)	-	-	Securitization
Fondo de Titulización de Activos RMBS Santander 1	Spain	-	(a)	-	-	Securitization
Fondo de Titulización de Activos RMBS Santander 2	Spain	-	(a)	-	-	Securitization
Fondo de Titulización de Activos RMBS Santander 3	Spain	-	(a)	-	-	Securitization
Fondo de Titulización de Activos Santander Consumer Spain Auto 2014-1	Spain	-	(a)	-	-	Securitization
Fondo de Titulización de Activos Santander Hipotecario 7	Spain	-	(a)	-	-	Securitization

Annual report 2020	Contents

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Fondo de Titulización de Activos Santander Hipotecario 8	Spain	-	(a)	-	-	Securitization
Fondo de Titulización de Activos Santander Hipotecario 9	Spain	-	(a)	-	-	Securitization
Fondo de Titulización PYMES Santander 13	Spain	-	(a)	-	-	Securitization
Fondo de Titulización PYMES Santander 14	Spain	-	(a)	-	-	Securitization
Fondo de Titulización PYMES Santander 15	Spain	-	(a)	-	-	Securitization
Fondo de Titulización RMBS Santander 4	Spain	-	(a)	-	-	Securitization
Fondo de Titulización RMBS Santander 5	Spain	-	(a)	-	-	Securitization
Fondo de Titulización Santander Consumer Spain Auto 2016-1	Spain	-	(a)	-	-	Securitization
Fondo de Titulización Santander Consumer Spain Auto 2016-2	Spain	-	(a)	-	-	Securitization
Fondo de Titulización Santander Financiación 1	Spain	-	(a)	-	-	Securitization
Fondos Santander, S.A. Administradora de Fondos de Inversión (en liquidación) (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	Fund management company
Fortensky Trading, Ltd.	Ireland	0.00%	100.00%	100.00%	100.00%	Finance company
Fosse (Master Issuer) Holdings Limited	United Kingdom	-	(a)	-	-	Securitization
Fosse Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Fosse Master Issuer PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Fosse PECOH Limited	United Kingdom	-	(a)	-	-	Securitization
Fosse Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
FTPYME Banesto 2, Fondo de Titulización de Activos	Spain	-	(a)	-	-	Securitization
Fundo de Investimento em Direitos Creditórios Atacado- Não Padronizado	Brazil	-	(a)	-	-	Investment fund
Fundo de Investimentos em Direitos Creditórios Multisegmentos NPL Ipanema V – Não padronizado	Brazil	-	(a)	-	-	Investment fund
Fundo de Investimentos em Direitos Creditórios Multisegmentos NPL Ipanema VI – Não padronizado	Brazil	-	(a)	-	-	Investment fund
Gamma, Sociedade Financeira de Titularização de Créditos, S.A.	Portugal	0.00%	99.86%	100.00%	100.00%	Securitization
GC FTPYME Pastor 4 Fondo de Titulización de Activos	Spain	-	(a)	-	-	Securitization
Gesban México Servicios Administrativos Globales, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Services
Gesban Santander Servicios Profesionales Contables Limitada	Chile	0.00%	100.00%	100.00%	100.00%	Accounting services
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	Services
Gesban UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Payments and collections services
Gestión de Instalaciones Fotovoltaicas, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Electricity production
Gestión de Inversiones JILT, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Services
Gestora de Procesos S.A. en liquidación (b)	Peru	0.00%	100.00%	100.00%	100.00%	Holding company

364

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Payment services
Global Vosgos, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	-	Holding company
Golden Bar (Securitisation) S.R.L.	Italy	-	(a)	-	-	Securitization
Golden Bar Stand Alone 2016-1	Italy	-	(a)	-	-	Securitization
Golden Bar Stand Alone 2018-1	Italy	-	(a)	-	-	Securitization
Golden Bar Stand Alone 2019-1	Italy	-	(a)	-	-	Securitization
Golden Bar Stand Alone 2020-1	Italy	-	(a)	-	-	Securitization
Golden Bar Stand Alone 2020-2	Italy	-	(a)	-	-	Securitization
Grupo Empresarial Santander, S.L.	Spain	99.11%	0.89%	100.00%	100.00%	Holding company
Grupo Financiero Santander México, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	Holding company
GTS El Centro Equity Holdings, LLC	United States	0.00%	58.40%	58.40%	57.40%	Holding company
GTS El Centro Project Holdings, LLC	United States	0.00%	58.40%	100.00%	100.00%	Holding company
Guaranty Car, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Automotive
Hipototta No. 13	Portugal	-	(a)	-	-	Securitization
Hipototta No. 4 FTC	Portugal	-	(a)	-	-	Securitization
Hipototta No. 4 plc	Ireland	-	(a)	-	-	Securitization
Hipototta No. 5 FTC	Portugal	-	(a)	-	-	Securitization
Hipototta No. 5 plc	Ireland	-	(a)	-	-	Securitization
Hispamer Renting, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Renting
Holbah II Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	Holding company
Holbah Santander, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Holmes Funding Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Holmes Holdings Limited	United Kingdom	-	(a)	-	-	Securitization
Holmes Master Issuer plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Holmes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
HQ Mobile Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Internet technology
Hyundai Capital Bank Europe GmbH	Germany	0.00%	51.00%	51.00%	51.00%	Banking
Ibérica de Compras Corporativas, S.L.	Spain	97.17%	2.83%	100.00%	100.00%	E-commerce
Independence Community Bank Corp.	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Insurance Funding Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Interfinance Holanda B.V.	Netherlands	100.00%	0.00%	100.00%	100.00%	Holding company
Inversiones Capital Global, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Inversiones Marítimas del Mediterráneo, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	Inactive
Isar Valley S.A.	Luxembourg	-	(a)	-	-	Securitization

Annual report 2020	Contents

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Isla de los Buques, S.A.	Spain	99.98%	0.02%	100.00%	100.00%	Finance company
Klare Corredora de Seguros S.A.	Chile	0.00%	33.63%	50.10%	50.10%	Insurance brokerage
Landcompany 2020, S.L.	Spain	17.22%	82.78%	100.00%	100.00%	Real estate management
Langton Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Langton Mortgages Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Langton PECOH Limited	United Kingdom	-	(a)	-	-	Securitization
Langton Securities (2008-1) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Langton Securities (2010-1) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Langton Securities (2010-2) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Langton Securities Holdings Limited	United Kingdom	-	(a)	-	-	Securitization
Laparanza, S.A.	Spain	61.59%	0.00%	61.59%	61.59%	Agricultural holding
Liquidity Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Factoring
Luri 1, S.A., en liquidación (b) (e)	Spain	46.00%	0.00%	46.00%	46.00%	Real estate
Luri 6, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Real estate investment
MAC No. 1 Limited	United Kingdom	-	(a)	-	-	Mortgage credit company
Master Red Europa, S.L.	Spain	96.34%	0.00%	96.34%	96.34%	Cards
Mata Alta, S.L.	Spain	0.00%	61.59%	100.00%	100.00%	Real estate
Merciver, S.L.	Spain	99.90%	0.10%	100.00%	100.00%	Financial advisory
Mercury Trade Finance Solutions, S.A. de C.V.	Mexico	0.00%	50.10%	100.00%	-	IT services
Mercury Trade Finance Solutions, S.L.	Spain	0.00%	50.10%	50.10%	-	IT services
Mercury Trade Finance Solutions, S.p.A.	Chile	0.00%	50.10%	100.00%	-	IT services
Merlion Aviation One Designated Activity Company	Ireland	-	(a)	-	-	Renting
Moneybit, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Services
Mortgage Engine Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Financial services
Motor 2015-1 Holdings Limited	United Kingdom	-	(a)	-	-	Securitization
Motor 2016-1 Holdings Limited	United Kingdom	-	(a)	-	-	Securitization
Motor 2016-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Motor 2017-1 Holdings Limited	United Kingdom	-	(a)	-	-	Securitization
Motor 2017-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Motor Securities 2018-1 Designated Activity Company	Ireland	-	(a)	-	-	Securitization
Mouro Capital I LP	United Kingdom	0.00%	100.00%	100.00%	-	Investment fund
Multiplica SpA	Chile	0.00%	100.00%	100.00%	100.00%	Payment services
Naviera Mirambel, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Finance company

366

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Naviera Trans Iron, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Leasing
Naviera Trans Ore, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Naviera Trans Wind, S.L. (b)	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Naviera Transcantábrica, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Leasing

Naviera Transchem, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Leasing
NeoAuto S.A.C.	Peru	0.00%	55.00%	55.00%	-	Vehicles purchase by internet
Newcomar, S.L., en liquidación (b)	Spain	40.00%	40.00%	80.00%	80.00%	Real estate
Norbest AS	Norway	7.94%	92.06%	100.00%	100.00%	Securities investment
Novimovest – Fundo de Investimento Imobiliário	Portugal	0.00%	78.63%	78.74%	78.74%	Investment fund
NW Services CO.	United States	0.00%	100.00%	100.00%	100.00%	E-commerce
Open Bank Argentina S.A.	Argentina	0.00%	99.66%	100.00%	-	Banking
Open Bank, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Open Digital Market, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Services
Open Digital Services, S.L.	Spain	99.97%	0.03%	100.00%	100.00%	Services
Operadora de Carteras Gamma, S.A.P.I. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	Holding company
Optimal Investment Services SA	Switzerland	100.00%	0.00%	100.00%	100.00%	Fund management company
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland Euro Fund	Ireland	0.00%	57.20%	54.10%	54.10%	Fund management company
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland US Dollar Fund	Ireland	0.00%	44.49%	51.93%	51.57%	Fund management company
PagoFX Europe S.A.	Belgium	0.00%	100.00%	100.00%	100.00%	Payment services
PagoFX HoldCo, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Payment services
PagoFX UK Ltd	United Kingdom	0.00%	100.00%	100.00%	100.00%	Payment services
PagoNxt Merchant Solutions, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
PagoNxt, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	Holding company
Parasant SA	Switzerland	100.00%	0.00%	100.00%	100.00%	Holding company
PBD Germany Auto 2018 UG (Haftungsbeschränkt)	Germany	-	(a)	-	-	Securitization
PBD Germany Auto Lease Master 2019	Luxembourg	-	(a)	-	-	Securitization
PBE Companies, LLC	United States	0.00%	100.00%	100.00%	100.00%	Real estate
PECOH Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	Holding company
Phoenix C1 Aviation Designated Activity Company	Ireland	-	(a)	-	-	Renting
PI Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Leasing
Pingham International, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	Services
Popular Spain Holding de Inversiones, S.L.U.	Spain	100.00%	0.00%	100.00%	40.00%	Insurance
Portal Universia Argentina S.A.	Argentina	0.00%	75.75%	75.75%	75.75%	Internet

Annual report 2020	Contents

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Portal Universia Portugal, Prestação de Serviços de Informática, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Internet
Prime 16 – Fundo de Investimentos Imobiliário	Brazil	0.00%	89.99%	100.00%	100.00%	Investment fund
PSA Bank Deutschland GmbH	Germany	0.00%	50.00%	50.00%	50.00%	Banking
PSA Banque France	France	0.00%	50.00%	50.00%	50.00%	Banking
PSA Consumer Finance Polska Sp. z o.o.	Poland	0.00%	40.22%	100.00%	100.00%	Finance company
PSA Finance Belux S.A.	Belgium	0.00%	50.00%	50.00%	50.00%	Finance company
PSA Finance Polska Sp. z o.o.	Poland	0.00%	40.22%	50.00%	50.00%	Finance company
PSA Finance UK Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	Finance company
PSA Financial Services Nederland B.V.	Netherlands	0.00%	50.00%	50.00%	50.00%	Finance company
PSA Financial Services Spain, E.F.C., S.A.	Spain	0.00%	50.00%	50.00%	50.00%	Finance company
PSA Renting Italia S.p.A.	Italy	0.00%	50.00%	100.00%	100.00%	Renting
PSRT 2018-A	United States	-	(a)	-	-	Securitization
PSRT 2019-A	United States	-	(a)	-	-	Securitization
Punta Lima Wind Farm, LLC	United States	0.00%	100.00%	100.00%	100.00%	Electricity production
Punta Lima, LLC	United States	0.00%	100.00%	100.00%	100.00%	Leasing
Retop S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	Finance company
Return Capital Serviços de Recuperação de Créditos S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Collection services
Return Gestão de Recursos S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Fund management company
Riobank International (Uruguay) SAIFE (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	Inactive
Roc Aviation One Designated Activity Company	Ireland	-	(a)	-	-	Renting
Roc Shipping One Designated Activity Company	Ireland	-	(a)	-	-	Renting
Rojo Entretenimento S.A.	Brazil	0.00%	85.13%	94.60%	94.60%	Services
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	Mexico	0.00%	100.00%	100.00%	100.00%	Fund management company
SAM Investment Holdings, S.L.	Spain	92.37%	7.62%	100.00%	100.00%	Fund management
SAM UK Investment Holdings Limited (b)	United Kingdom	92.37%	7.63%	100.00%	100.00%	Holding company
SANB Promotora de Vendas e Cobrança Ltda.	Brazil	0.00%	89.99%	100.00%	100.00%	Finance company
Sancap Investimentos e Participações S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Holding company
Santander (CF Trustee Property Nominee) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Services
Santander (CF Trustee) Limited	United Kingdom	-	(a)	-	-	Asset management
Santander (UK) Group Pension Schemes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Asset management
Santander Ahorro Inmobiliario 1, S.A.	Spain	98.53%	0.00%	98.53%	98.53%	Real estate rental
Santander Ahorro Inmobiliario 2, S.A.	Spain	99.91%	0.00%	99.91%	99.91%	Real estate rental

368

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Santander Alternatives SICAV RAIF	Luxembourg	0.00%	100.00%	100.00%	-	Investment company
Santander Asesorías Financieras Limitada	Chile	0.00%	67.44%	100.00%	100.00%	Securities company
Santander Asset Finance (December) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Asset Finance plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Asset Management - S.G.O.I.C., S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Asset Management Chile S.A.	Chile	0.01%	99.94%	100.00%	100.00%	Securities investment
Santander Asset Management Luxembourg, S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Asset Management S.A. Administradora General de Fondos	Chile	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Asset Management UK Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Asset Management UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Management of funds and portfolios
Santander Asset Management, LLC	Puerto Rico	0.00%	100.00%	100.00%	100.00%	Management
Santander Asset Management, S.A., S.G.I.I.C.	Spain	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Back-Offices Globales Mayoristas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Services
Santander Banca de Inversión Colombia, S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	Advisory
Santander Bank & Trust Ltd.	Bahamas	0.00%	100.00%	100.00%	100.00%	Banking
Santander Bank Polska S.A.	Poland	67.41%	0.00%	67.41%	67.47%	Banking
Santander Bank, National Association	United States	0.00%	100.00%	100.00%	100.00%	Banking
Santander Brasil Administradora de Consórcio Ltda.	Brazil	0.00%	89.99%	100.00%	100.00%	Services
Santander Brasil Gestão de Recursos Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	Securities investment
Santander Brasil Tecnologia S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	IT services
Santander Capital Desarrollo, SGEIC, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Venture capital
Santander Capital Structuring, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Investment company
Santander Capitalização S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Insurance
Santander Cards Ireland Limited	Ireland	0.00%	100.00%	100.00%	100.00%	Cards
Santander Cards Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Cards
Santander Cards UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Chile Holding S.A.	Chile	22.11%	77.73%	99.84%	99.84%	Holding company
Santander Consulting (Beijing) Co., Ltd.	China	0.00%	100.00%	100.00%	100.00%	Advisory
Santander Consumer (UK) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2013-B2 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2013-B3 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2018-L1 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company

Annual report 2020	Contents

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Santander Consumer Auto Receivables Funding 2018-L3 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2018-L4 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2018-L5 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2019-B1 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2019-L2 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2019-L3 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2020-B1 LLC	United States	0.00%	80.24%	100.00%	-	Finance company
Santander Consumer Auto Receivables Funding 2020-L1 LLC	United States	0.00%	80.24%	100.00%	-	Finance company
Santander Consumer Auto Receivables Funding 2020-L2 LLC	United States	0.00%	80.24%	100.00%	-	Finance company
Santander Consumer Auto Receivables Grantor Trust 2021-A	United States	-	(a)	-	-	Inactive
Santander Consumer Auto Receivables Grantor Trust 2021-B	United States	-	(a)	-	-	Inactive
Santander Consumer Auto Receivables Trust 2021-A	United States	-	(a)	-	-	Inactive
Santander Consumer Auto Receivables Trust 2021-B	United States	-	(a)	-	-	Inactive
Santander Consumer Bank AG	Germany	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Bank AS	Norway	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Bank GmbH	Austria	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Bank S.A.	Poland	0.00%	80.44%	100.00%	100.00%	Banking
Santander Consumer Bank S.A.	Belgium	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Bank S.p.A.	Italy	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Banque S.A.	France	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Credit Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Finance Benelux B.V.	Netherlands	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Finance Global Services, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	IT
Santander Consumer Finance Limitada	Chile	49.00%	34.23%	100.00%	100.00%	Finance company
Santander Consumer Finance Oy	Finland	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Finance Schweiz AG	Switzerland	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Consumer Finance, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Santander Consumer Financial Solutions Sp. z o.o.	Poland	0.00%	80.44%	100.00%	-	Leasing
Santander Consumer Finanse Sp. z o.o. (b)	Poland	0.00%	80.44%	100.00%	100.00%	Services
Santander Consumer Holding Austria GmbH	Austria	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Consumer Holding GmbH	Germany	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Consumer International Puerto Rico LLC	Puerto Rico	0.00%	80.24%	100.00%	100.00%	Services
Santander Consumer Leasing GmbH	Germany	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Consumer Mediación Operador de Banca-Seguros Vinculado, S.L.	Spain	0.00%	94.61%	100.00%	100.00%	Insurance intermediary

370

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Santander Consumer Multirent Sp. z o.o.	Poland	0.00%	80.44%	100.00%	100.00%	Leasing
Santander Consumer Operations Services GmbH	Germany	0.00%	100.00%	100.00%	100.00%	Services
Santander Consumer Receivables 10 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumer Receivables 11 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumer Receivables 3 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumer Receivables 7 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumer Receivables Funding LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumer Renting, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Consumer S.A.	Argentina	0.00%	99.32%	100.00%	100.00%	Finance company
Santander Consumer S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	Financial advisory
Santander Consumer Services GmbH	Austria	0.00%	100.00%	100.00%	100.00%	Services
Santander Consumer Services, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Spain Auto 2019-1, Fondo de Titulización	Spain	-	(a)	-	-	Securitization
Santander Consumer Spain Auto 2020-1, Fondo de Titulización	Spain	-	(a)	-	-	Securitization
Santander Consumer Technology Services GmbH	Germany	0.00%	100.00%	100.00%	100.00%	IT services
Santander Consumer USA Holdings Inc.	United States	0.00%	80.24%	80.24%	72.40%	Holding company
Santander Consumer USA Inc.	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumo 3, F.T.	Spain	-	(a)	-	-	Securitization
Santander Consumo, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	91.79%	100.00%	100.00%	Cards
Santander Corredora de Seguros Limitada	Chile	0.00%	67.20%	100.00%	100.00%	Insurance brokerage
Santander Corredores de Bolsa Limitada	Chile	0.00%	83.23%	100.00%	100.00%	Securities company
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Securities company
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Holding company
Santander Customer Voice, S.A.	Spain	99.50%	0.50%	100.00%	100.00%	Services
Santander de Titulización, S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	100.00%	Fund management company
Santander Digital Assets, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	IT services
Santander Drive Auto Receivables LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Drive Auto Receivables Trust 2016-3	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2017-1	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2017-2	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2017-3	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2018-1	United States	-	(a)	-	-	Securitization

Annual report 2020	Contents

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Santander Drive Auto Receivables Trust 2018-2	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2018-3	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2018-4	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2018-5	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2019-1	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2019-2	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2019-3	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2020-1	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2020-2	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2020-3	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2020-4	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2021-1	United States	-	(a)	-	-	Inactive
Santander Drive Auto Receivables Trust 2021-2	United States	-	(a)	-	-	Inactive
Santander Drive Auto Receivables Trust 2021-3	United States	-	(a)	-	-	Inactive
Santander Drive Auto Receivables Trust 2021-4	United States	-	(a)	-	-	Inactive
Santander Energías Renovables I, S.C.R., S.A.	Spain	49.48%	10.19%	59.66%	59.66%	Venture capital
Santander Equity Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander España Merchant Services, Entidad de Pago, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Payment services
Santander España Servicios Legales y de Cumplimiento, S.L.	Spain	99.97%	0.03%	100.00%	100.00%	Services
Santander Estates Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate
Santander F24 S.A.	Poland	0.00%	67.41%	100.00%	100.00%	Finance company
Santander Facility Management España, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Santander Factoring S.A.	Chile	0.00%	99.84%	100.00%	100.00%	Factoring
Santander Factoring Sp. z o.o.	Poland	0.00%	67.41%	100.00%	100.00%	Financial services
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	100.00%	Factoring
Santander Finance 2012-1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Financial services
Santander Financial Exchanges Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Finance company
Santander Financial Services plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Banking
Santander Financial Services, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Finanse Sp. z o.o.	Poland	0.00%	67.41%	100.00%	100.00%	Financial services
Santander Fintech Holdings, S.L.	Spain	99.97%	0.03%	100.00%	100.00%	Holding company

372

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Santander Fintech Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Finance company
Santander Fundo de Investimento Santillana Multimercado Crédito Privado Investimento No Exterior	Brazil	-	(a)	-	-	Investment fund
Santander Fundo de Investimento SBAC Referenciado di Crédito Privado	Brazil	0.00%	89.10%	100.00%	100.00%	Investment fund
Santander Gestión de Recaudación y Cobranzas Ltda.	Chile	0.00%	99.84%	100.00%	100.00%	Financial services
Santander Global Consumer Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Global Facilities, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	Real estate management
Santander Global Facilities, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Santander Global Operations, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Services
Santander Global Services S.A. (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	Services
Santander Global Sport, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Sports activity
Santander Global Technology Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	IT services
Santander Global Technology Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	IT services
Santander Global Technology, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	IT services
Santander Global Trade Platform Solutions, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	IT services
Santander Guarantee Company	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Hipotecario 1 Fondo de Titulización de Activos	Spain	-	(a)	-	-	Securitization
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	-	(a)	-	-	Securitization
Santander Hipotecario 3 Fondo de Titulización de Activos	Spain	-	(a)	-	-	Securitization
Santander Holding Imobiliária S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Real estate
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	100.00%	Holding company
Santander Holdings USA, Inc.	United States	100.00%	0.00%	100.00%	100.00%	Holding company
Santander Inclusión Financiera, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	91.79%	100.00%	100.00%	Finance company
Santander Insurance Agency, U.S., LLC	United States	0.00%	100.00%	100.00%	100.00%	Insurance
Santander Insurance Services UK Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Asset management
Santander Intermediación Correduría de Seguros, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Insurance brokerage
Santander International Products, Plc. (d)	Ireland	99.99%	0.01%	100.00%	100.00%	Finance company
Santander Inversiones S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Investment Bank Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	Banking
Santander Investment Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Investment I, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Santander Investment Securities Inc.	United States	0.00%	100.00%	100.00%	100.00%	Securities company
Santander Investment, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Santander Investments GP 1 S.à.r.l.	Luxembourg	0.00%	100.00%	100.00%	-	Fund management

Annual report 2020	Contents

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Santander Inwestycje Sp. z o.o.	Poland	0.00%	67.41%	100.00%	100.00%	Securities company
Santander ISA Managers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Management of funds and portfolios
Santander Lease, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	100.00%	Leasing
Santander Leasing Poland Securitization 01 Designated Activity Company	Ireland	-	(a)	-	-	Securitization
Santander Leasing S.A.	Poland	0.00%	67.41%	100.00%	100.00%	Leasing
Santander Leasing S.A. Arrendamento Mercantil	Brazil	0.00%	89.99%	100.00%	99.99%	Leasing
Santander Leasing, LLC	United States	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Lending Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Mortgage credit company
Santander Mediación Operador de Banca-Seguros Vinculado, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Insurance intermediary
Santander Merchant Platform Operations, S.A. de C.V.	Mexico	0.00%	95.98%	100.00%	-	Financial services
Santander Merchant Platform Services, S.A. de C.V.	Mexico	0.00%	95.98%	100.00%	-	Financial services
Santander Merchant Platform SoluçõesTecnológicas Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	IT services
Santander Merchant Platform Solutions México, S.A. de C.V.	Mexico	0.00%	95.98%	100.00%	-	Holding company
Santander Merchant Platform Solutions S.A.	Argentina	0.00%	99.66%	100.00%	-	Payment methods
Santander Merchant Platform Solutions Uruguay S.A.	Uruguay	0.00%	100.00%	100.00%	-	Payment methods
Santander Merchant S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Mortgage Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Financial services
Santander Paraty Qif PLC	Ireland	0.00%	89.99%	100.00%	100.00%	Investment company
Santander Pensiones, S.A., E.G.F.P.	Spain	0.00%	100.00%	100.00%	100.00%	Pension fund management company
Santander Pensões - Sociedade Gestora de Fundos de Pensões, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	Pension fund management company
Santander Prime Auto Issuance Notes 2018-A Designated Activity Company	Ireland	-	(a)	-	-	Securitization
Santander Prime Auto Issuance Notes 2018-B Designated Activity Company	Ireland	-	(a)	-	-	Securitization
Santander Prime Auto Issuance Notes 2018-C Designated Activity Company	Ireland	-	(a)	-	-	Securitization
Santander Prime Auto Issuance Notes 2018-D Designated Activity Company	Ireland	-	(a)	-	-	Securitization
Santander Prime Auto Issuance Notes 2018-E Designated Activity Company	Ireland	-	(a)	-	-	Securitization
Santander Private Banking Gestión, S.A., S.G.I.I.C.	Spain	100.00%	0.00%	100.00%	100.00%	Fund management company
Santander Private Banking s.p.a. in Liquidazione (b)	Italy	100.00%	0.00%	100.00%	100.00%	Finance company
Santander Private Banking UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate

374

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Santander Private Real Estate Advisory & Management, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	Real estate
Santander Private Real Estate Advisory, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Santander Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Inactive
Santander Retail Auto Lease Funding LLC	United States	0.00%	80.24%	100.00%	100.00%	Securitization
Santander Retail Auto Lease Trust 2018-A	United States	-	(a)	-	-	Securitization
Santander Retail Auto Lease Trust 2019-A	United States	-	(a)	-	-	Securitization
Santander Retail Auto Lease Trust 2019-B	United States	-	(a)	-	-	Securitization
Santander Retail Auto Lease Trust 2019-C	United States	-	(a)	-	-	Securitization
Santander Retail Auto Lease Trust 2020-A	United States	-	(a)	-	-	Securitization
Santander Retail Auto Lease Trust 2020-B	United States	-	(a)	-	-	Securitization
Santander Retail Auto Lease Trust 2021-A	United States	-	(a)	-	-	Inactive
Santander Retail Auto Lease Trust 2021-B	United States	-	(a)	-	-	Inactive
Santander Revolving Auto Loan Trust 2019-A	United States	-	(a)	-	-	Securitization
Santander Revolving Auto Loan Trust 2021-A	United States	-	(a)	-	-	Inactive
Santander Río Asset Management Gerente de Fondos Comunes de Inversión S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Río Trust S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	Services
Santander Río Valores S.A.	Argentina	0.00%	99.35%	100.00%	100.00%	Securities company
Santander RMBS 6, Fondo de Titulización	Spain	-	(a)	-	-	Securitization
Santander S.A. Sociedad Securitizadora	Chile	0.00%	67.24%	100.00%	100.00%	Fund management company
Santander Secretariat Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Securities LLC	United States	0.00%	100.00%	100.00%	100.00%	Securities company
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Insurance
Santander Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	91.79%	100.00%	100.00%	Services
Santander Servicios Especializados, S.A. de C.V.	Mexico	0.00%	91.79%	100.00%	100.00%	Financial services
Santander Technology USA, LLC	United States	0.00%	100.00%	100.00%	100.00%	IT services
Santander Tecnología Argentina S.A.	Argentina	0.00%	99.35%	100.00%	100.00%	IT services
Santander Tecnologia e Inovação Ltda.	Brazil	0.00%	89.99%	100.00%	100.00%	IT services
Santander Tecnología España, S.L.U.	Spain	100.00%	0.00%	100.00%	100.00%	IT services
Santander Tecnología México, S.A. de C.V.	Mexico	0.00%	91.79%	100.00%	100.00%	IT services
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	0.00%	99.91%	100.00%	100.00%	Insurance
Santander Totta, SGPS, S.A.	Portugal	99.85%	0.06%	99.91%	99.91%	Holding company

Annual report 2020	Contents

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Santander Towarzystwo Funduszy Inwestycyjnych S.A.	Poland	50.00%	33.70%	100.00%	100.00%	Fund management company
Santander Trade Services Limited	Hong-Kong	0.00%	100.00%	100.00%	100.00%	Inactive
Santander UK Group Holdings plc	United Kingdom	77.67%	22.33%	100.00%	100.00%	Finance company
Santander UK Investments	United Kingdom	100.00%	0.00%	100.00%	100.00%	Finance company
Santander UK Operations Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Services
Santander UK plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Banking
Santander UK Technology Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	IT services
Santander Vivienda, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México como Fiduciaria del Fideicomiso Bursa	Mexico	-	(a)	-	-	Securitization
Santander Wealth Management International SA	Switzerland	0.00%	100.00%	100.00%	100.00%	Asset management
Santusa Holding, S.L.	Spain	69.76%	30.24%	100.00%	100.00%	Holding company
SC Austria Finance 2013-1 S.A.	Luxembourg	-	(a)	-	-	Securitization
SC Austria Finance 2020-1 Designated Activity Company	Ireland	-	(a)	-	-	Securitization
SC Germany Auto 2014-2 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitization
SC Germany Auto 2016-2 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitization
SC Germany Auto 2017-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitization
SC Germany Auto 2018-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitization
SC Germany Auto 2019-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitization
SC Germany Consumer 2014-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitization
SC Germany Consumer 2016-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitization
SC Germany Consumer 2018-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitization
SC Germany Mobility 2019-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitization
SC Germany S.A.	Luxembourg	-	(a)	-	-	Securitization
SC Germany S.A., Compartment Consumer 2020-1	Luxembourg	-	(a)	-	-	Securitization
SC Germany S.A., Compartment Mobility 2020-1	Luxembourg	-	(a)	-	-	Securitization
SC Germany Vehicles 2013-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitization
SC Germany Vehicles 2015-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitization
SC Poland Consumer 15-1 Sp. z.o.o.	Poland	-	(a)	-	-	Securitization
SC Poland Consumer 16-1 Sp. z o.o.	Poland	-	(a)	-	-	Securitization
SCF Ajoneuvohallinto I Limited (b)	Ireland	-	(a)	-	-	Securitization
SCF Ajoneuvohallinto II Limited	Ireland	-	(a)	-	-	Securitization
SCF Ajoneuvohallinto IX Limited	Ireland	-	(a)	-	-	Securitization
SCF Ajoneuvohallinto KIMI VI Limited	Ireland	-	(a)	-	-	Securitization
SCF Ajoneuvohallinto VII Limited	Ireland	-	(a)	-	-	Securitization
SCF Ajoneuvohallinto VIII Limited	Ireland	-	(a)	-	-	Securitization

376

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
SCF Eastside Locks GP Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate management
SCF Rahoituspalvelut I Designated Activity Company (b)	Ireland	-	(a)	-	-	Securitization
SCF Rahoituspalvelut II Designated Activity Company	Ireland	-	(a)	-	-	Securitization
SCF Rahoituspalvelut IX DAC	Ireland	-	(a)	-	-	Securitization
SCF Rahoituspalvelut KIMI VI Designated Activity Company	Ireland	-	(a)	-	-	Securitization
SCF Rahoituspalvelut VII Designated Activity Company	Ireland	-	(a)	-	-	Securitization
SCF Rahoituspalvelut VIII Designated Activity Company	Ireland	-	(a)	-	-	Securitization
SCM Poland Auto 2019-1 DAC	Ireland	-	(a)	-	-	Securitization
SDMX Superdigital, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	-	Payment platform
Secucor Finance 2013-I Designated Activity Company	Ireland	-	(a)	-	-	Securitization
Services and Promotions Delaware Corp.	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Services and Promotions Miami LLC	United States	0.00%	100.00%	100.00%	100.00%	Real estate
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	Security
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	Mexico	0.00%	85.00%	85.00%	85.00%	Finance company
Sheppards Moneybrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Advisory services
Shiloh III Wind Project, LLC	United States	0.00%	100.00%	100.00%	100.00%	Electricity production
Silk Finance No. 5	Portugal	-	(a)	-	-	Securitization
Sixt Leasing (Schweiz) AG	Switzerland	0.00%	46.95%	100.00%	-	Renting
Sixt Leasing GmbH	Austria	0.00%	46.95%	100.00%	-	Renting
Sixt Leasing SE	Germany	0.00%	46.95%	92.07%	-	Leasing
Sixt Location Longue Durée S.à.R.L.	France	0.00%	46.95%	100.00%	-	Renting
Sixt Mobility Consulting AG	Switzerland	0.00%	46.95%	100.00%	-	Consulting services
Sixt Mobility Consulting B.V.	Netherlands	0.00%	46.95%	100.00%	-	Consulting services
Sixt Mobility Consulting GmbH	Germany	0.00%	46.95%	100.00%	-	Consulting services
Sixt Mobility Consulting Österreich GmbH	Austria	0.00%	46.95%	100.00%	-	Consulting services
Sixt Mobility Consulting S.à.R.L.	France	0.00%	46.95%	100.00%	-	Consulting services
SMPS Merchant Platform Solutions México, S.A de C.V	Mexico	0.00%	95.98%	100.00%	-	Collection and payment services
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Appraisals
Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Chile	0.00%	67.12%	100.00%	-	Collection and payment services
Socur S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	Finance company

Annual report 2020	Contents

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Sol Orchard Imperial 1 LLC	United States	0.00%	58.40%	100.00%	100.00%	Electricity production
Solarlaser Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate
Sovereign Community Development Company	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Sovereign Delaware Investment Corporation	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Sovereign Lease Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Financial services
Sovereign REIT Holdings, Inc.	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Sovereign Spirit Limited (f)	Bermudas	0.00%	100.00%	100.00%	100.00%	Leasing
Sterrebeeck B.V.	Netherlands	100.00%	0.00%	100.00%	100.00%	Holding company
Suleyado 2003, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Securities investment
Summer Empreendimentos Ltda.	Brazil	0.00%	89.99%	100.00%	-	Real estate management
Super Pagamentos e Administração de Meios Eletrônicos S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	Payment services
Superdigital Argentina S.A.U.	Argentina	0.00%	100.00%	100.00%	-	IT services
Superdigital Colombia S.A.S.	Colombia	0.00%	99.97%	99.97%	-	IT services
Superdigital Holding Company, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Superdigital Perú S.A.C.	Peru	0.00%	100.00%	100.00%	-	Financial services
Suzuki Servicios Financieros, S.L.	Spain	0.00%	51.00%	51.00%	51.00%	Intermediation
Svensk Autofinans WH 1 Designated Activity Company	Ireland	-	(a)	-	-	Securitization
Swesant SA	Switzerland	0.00%	100.00%	100.00%	100.00%	Holding company
SXT Dienstleistungen GmbH & Co. KG	Germany	0.00%	46.95%	100.00%	-	Services
SXT Leasing Verwaltungs GmbH	Germany	0.00%	46.95%	100.00%	-	Portfolio management
Taxagest Sociedade Gestora de Participações Sociais, S.A.	Portugal	0.00%	99.86%	100.00%	100.00%	Holding company
Teatinos Siglo XXI Inversiones S.A.	Chile	50.00%	50.00%	100.00%	100.00%	Holding company
The Alliance & Leicester Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate
The Best Specialty Coffee, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Restaurant services
Tikgi Aviation One Designated Activity Company	Ireland	-	(a)	-	-	Renting
Time Retail Finance Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Services
TIMFin S.p.A.	Italy	0.00%	51.00%	51.00%	-	Finance company
Tonopah Solar I, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
TOPSAM, S.A de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Fund management company
Toque Fale Serviços de Telemarketing Ltda.	Brazil	0.00%	89.99%	100.00%	100.00%	Telemarketing
Tornquist Asesores de Seguros S.A. (b)	Argentina	0.00%	99.99%	99.99%	99.99%	Advisory services
Totta (Ireland), PLC	Ireland	0.00%	99.86%	100.00%	100.00%	Finance company

378

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Totta Urbe - Empresa de Administração e Construções, S.A.	Portugal	0.00%	99.86%	100.00%	100.00%	Real estate
Trabajando.com Mexico, S.A. de C.V. en liquidación (b)	Mexico	0.00%	100.00%	100.00%	99.87%	Services
Trabajando.com Perú S.A.C.	Peru	0.00%	100.00%	100.00%	100.00%	Services
Trade Maps 3 Hong Kong Limited	Hong Kong	-	(a)	-	-	Securitization
Trade Maps 3 Ireland Limited (b)	Ireland	-	(a)	-	-	Securitization
Trans Rotor Limited (b)	United Kingdom	100.00%	0.00%	100.00%	100.00%	Renting
Transolver Finance EFC, S.A.	Spain	0.00%	51.00%	51.00%	51.00%	Leasing
Tresmares Growth Fund Santander, SCR, S.A.	Spain	100.00%	0.00%	100.00%	-	Holding company
Tresmares Santander Direct Lending, SICC, S.A.	Spain	99.60%	0.00%	99.60%	-	Fund management
Tuttle and Son Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Payments and collections services
Universia Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	Internet
Universia Chile S.A.	Chile	0.00%	86.84%	86.84%	86.84%	Internet
Universia Colombia S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	Internet
Universia España Red de Universidades, S.A.	Spain	0.00%	89.45%	89.45%	89.45%	Internet
Universia Holding, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Universia México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Internet
Universia Perú, S.A.	Peru	0.00%	100.00%	100.00%	99.73%	Internet
Universia Uruguay, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	Internet
Uro Property Holdings, SOCIMI, S.A.	Spain	99.99%	0.00%	99.99%	22.77%	Real estate
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Financial services
Wave Holdco, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Waypoint Insurance Group, Inc.	United States	0.00%	100.00%	100.00%	100.00%	Holding company
WIM Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Advisory
WTW Shipping Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	Leasing
a.Companies over which effective control is exercised.
b.Company in liquidation as at 31 December 2020.
c.Pursuant to Article 3 of Royal Decree 1159/ 2010, of 17 September, approving the rules for the preparation of consolidated annual accounts, in order to determine the voting rights, voting rights held directly by the parent company have been added to those held by subsidiaries or other persons acting in their own name but on behalf of a Group company. For these purposes, the number of votes corresponding to the parent company, in relation to its indirect subsidiaries, is that corresponding to the subsidiary which has a direct holding in the share capital of the latter.
d.Company with Tax Residence in Spain.
e.See note 2.b.i.
f.Company with Tax Residence in the United Kingdom.
g.Company recently incorporated to the Group, with no available accounts.
1.The companies issuing preference shares and participating interests are listed in Annex III, together with other relevant information.

Annual report 2020	Contents
Appendix II

Societies of which Grupo Santander owns more than 5% (d) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity	Type of company
Abra 1 Limited (f)	Caymand Island	-	(e)	-	-	Leasing	Joint venture
Achmea Tussenholding, B.V.	Netherlands	8.89%	0.00%	8.89%	-	Holding company	—
Administrador Financiero de Transantiago S.A.	Chile	0.00%	13.42%	20.00%	20.00%	Payment and collection services	Associated
Aegon Santander Portugal Não Vida - Companhia de Seguros, S.A.	Portugal	0.00%	48.95%	49.00%	49.00%	Insurance	Joint venture
Aegon Santander Portugal Vida - Companhia de Seguros Vida, S.A.	Portugal	0.00%	48.95%	49.00%	49.00%	Insurance	Joint venture
Aeroplan - Sociedade Construtora de Aeroportos, Lda. (b)	Portugal	0.00%	19.97%	20.00%	20.00%	Inactive	—
Aguas de Fuensanta, S.A. (f)	Spain	36.78%	0.00%	36.78%	36.78%	Food	—
Alcuter 2, S.L. (f)	Spain	37.23%	0.00%	37.23%	37.23%	Technical services	—
Altamira Asset Management, S.A.	Spain	0.00%	15.00%	15.00%	15.00%	Real estate	—
Apolo Fundo de Investimento em Direitos Creditórios	Brazil	0.00%	30.00%	33.33%	33.33%	Investment fund	Joint venture
Arena Communications Network, S.L. (consolidado)	Spain	20.00%	0.00%	20.00%	20.00%	Advertising	Associated
Attijariwafa Bank Société Anonyme (consolidado)	Morocco	0.00%	5.11%	5.11%	5.11%	Banking	—
Autopistas del Sol S.A.	Argentina	0.00%	14.17%	14.17%	14.17%	Motorway concession	—
Aviva Powszechne Towarzystwo Emerytalne Aviva Santander S.A.	Poland	0.00%	6.74%	10.00%	10.00%	Pension fund management	—
Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	6.74%	10.00%	10.00%	Insurance	—
Banco RCI Brasil S.A.	Brazil	0.00%	35.90%	39.89%	39.89%	Banking	Joint venture
Banco S3 Caceis México, S.A., Institución de Banca Múltiple	Mexico	0.00%	50.00%	50.00%	50.00%	Banking	Joint venture
Bank of Beijing Consumer Finance Company	China	0.00%	20.00%	20.00%	20.00%	Finance company	Associated
Bank of Shanghai Co., Ltd. (consolidado)	China	6.54%	0.00%	6.54%	6.54%	Banking	—
CACEIS (consolidado)	France	0.00%	30.50%	30.50%	30.50%	Custody services	Associated
Câmara Interbancária de Pagamentos - CIP	Brazil	0.00%	15.88%	17.65%	17.61%	Payment and collection services	—
Cantabria Capital, SGEIC, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	Venture capital	Associated
CCPT - ComprarCasa, Rede Serviços Imobiliários, S.A.	Portugal	0.00%	49.98%	49.98%	49.98%	Real estate services	Joint venture
Centro de Compensación Automatizado S.A.	Chile	0.00%	22.37%	33.33%	33.33%	Payment and collection services	Associated

380

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Societies of which Grupo Santander owns more than 5% (d) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity	Type of company
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	Technology	Associated
CNP Santander Insurance Europe Designated Activity Company	Ireland	49.00%	0.00%	49.00%	49.00%	Insurance brokerage	Associated
CNP Santander Insurance Life Designated Activity Company	Ireland	49.00%	0.00%	49.00%	49.00%	Insurance brokerage	Associated
CNP Santander Insurance Services Ireland Limited	Ireland	49.00%	0.00%	49.00%	49.00%	Services	Associated
Comder Contraparte Central S.A	Chile	0.00%	8.37%	12.47%	12.45%	Financial services	Associated
Companhia Promotora UCI	Brazil	0.00%	25.00%	25.00%	25.00%	Financial services	Joint venture
Compañía Española de Financiación de Desarrollo, Cofides, S.A., SME	Spain	20.18%	0.00%	20.18%	20.18%	Finance company	—
Compañía Española de Seguros de Crédito a la Exportación, S.A., Compañía de Seguros y Reaseguros (consolidado)	Spain	23.33%	0.55%	23.88%	23.88%	Credit insurance	—
Compañía Española de Viviendas en Alquiler, S.A.	Spain	24.07%	0.00%	24.07%	24.07%	Real estate	Associated
Compañía para los Desarrollos Inmobiliarios de la Ciudad de Hispalis, S.L., en liquidación (b)	Spain	21.98%	0.00%	21.98%	21.98%	Real estate development	—
Condesa Tubos, S.L.	Spain	32.21%	0.00%	36.21%	36.21%	Services	—
Connecting Visions Ecosystems, S.L.	Spain	19.90%	0.00%	19.90%	-	Consulting services	Joint venture
Corkfoc Cortiças, S.A.	Portugal	0.00%	27.54%	27.58%	27.58%	Cork industry	—
Corridor Texas Holdings LLC (consolidado)	United States	0.00%	36.30%	36.30%	33.60%	Holding company	—
Ebury Partners Limited (consolidado) (a)	United Kingdom	0.00%	45.45%	45.45%	6.39%	Payment services	Associated
Eko Energy Sp. z o.o (b)	Poland	0.00%	13.13%	22.00%	21.99%	Electricity production	—
Euro Automatic Cash Entidad de Pago, S.L.	Spain	50.00%	0.00%	50.00%	50.00%	Payment services	Associated
FAFER- Empreendimentos Urbanísticos e de Construção, S.A. (b)	Portugal	0.00%	36.57%	36.62%	36.62%	Real estate	—
Federal Reserve Bank of Boston	United States	0.00%	25.73%	25.73%	23.56%	Banking	—
Fondo de Titulización de Activos UCI 11	Spain	-	(e)	-	-	Securitizations	Joint venture
Fondo de Titulización de Activos UCI 14	Spain	-	(e)	-	-	Securitizations	Joint venture
Fondo de Titulización de Activos UCI 15	Spain	-	(e)	-	-	Securitizations	Joint venture
Fondo de Titulización de Activos UCI 16	Spain	-	(e)	-	-	Securitizations	Joint venture
Fondo de Titulización de Activos UCI 17	Spain	-	(e)	-	-	Securitizations	Joint venture
Fondo de Titulización Hipotecaria UCI 10	Spain	-	(e)	-	-	Securitizations	Joint venture
Fondo de Titulización Hipotecaria UCI 12	Spain	-	(e)	-	-	Securitizations	Joint venture
Fondo de Titulización, RMBS Prado II	Spain	-	(e)	-	-	Securitizations	Joint venture

Annual report 2020	Contents

Societies of which Grupo Santander owns more than 5% (d) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity	Type of company
Fondo de Titulización, RMBS Prado III	Spain	-	(e)	-	-	Securitizations	Joint venture
Fondo de Titulización, RMBS Prado IV	Spain	-	(e)	-	-	Securitizations	Joint venture
Fondo de Titulización, RMBS Prado V	Spain	-	(e)	-	-	Securitizations	Joint venture
Fondo de Titulización, RMBS Prado VI	Spain	-	(e)	-	-	Securitizations	Joint venture
Fondo de Titulización, RMBS Prado VII	Spain	-	(e)	-	-	Securitizations	Joint venture
Fortune Auto Finance Co., Ltd	China	0.00%	50.00%	50.00%	50.00%	Finance company	Joint venture
Fremman limited	United Kingdom	33.00%	0.00%	4.99%	-	Finance company	Associated
Gestora de Inteligência de Crédito S.A.	Brazil	0.00%	18.00%	20.00%	20.00%	Collection services	Joint venture
Gire S.A.	Argentina	0.00%	57.93%	58.33%	58.33%	Payment and collection services	Associated
HCUK Auto Funding 2017-2 Ltd	United Kingdom	-	(e)	-	-	Securitizations	Joint venture
Healthy Neighborhoods Equity Fund I LP	United States	0.00%	22.37%	22.37%	22.37%	Real estate	—
Hyundai Capital UK Limited	United Kingdom	0.00%	50.01%	50.01%	50.01%	Finance company	Joint venture
Hyundai Corretora de Seguros Ltda.	Brazil	0.00%	44.99%	50.00%	50.00%	Insurance brokerage	Joint venture
Imperial Holding S.C.A. (b)	Luxemborg	0.00%	36.36%	36.36%	36.36%	Securities investment	—
Imperial Management S.à r.l. (b)	Luxemborg	0.00%	40.20%	40.20%	40.20%	Holding company	—
Índice Iberoamericano de Investigación y Conocimiento, A.I.E.	Spain	0.00%	51.00%	51.00%	51.00%	Information system	Joint venture
Inmoalemania Gestión de Activos Inmobiliarios, S.A.	Spain	0.00%	20.00%	20.00%	20.00%	Holding company	—
Innohub S.A.P.I. de C.V.	Mexico	0.00%	20.00%	20.00%	20.00%	IT services	Associated
Inverlur Aguilas I, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	Real estate	Joint venture
Inverlur Aguilas II, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	Real estate	Joint venture
Inversiones en Resorts Mediterraneos, S.L., en liquidación (b)	Spain	0.00%	43.28%	43.28%	43.28%	Real estate	Associated
Inversiones Ibersuizas, S.A.	Spain	25.42%	0.00%	25.42%	25.42%	Venture capital	—
Inversiones ZS América Dos Ltda	Chile	0.00%	49.00%	49.00%	49.00%	Real estate and securities investment	Associated
Inversiones ZS América SpA	Chile	0.00%	49.00%	49.00%	49.00%	Real estate and securities investment	Associated
J.C. Flowers I L.P.	United States	0.00%	10.60%	0.00%	0.00%	Holding company	—
JCF AIV P L.P.	Canada	0.00%	7.67%	4.99%	4.99%	Holding company	—
LB Oprent, S.A.	Spain	38.33%	0.00%	38.33%	-	Industrial machinery rent	Associated
Loop Gestão de Pátios S.A.	Brazil	0.00%	32.12%	35.70%	35.70%	Business services	Joint venture
Lusimovest Fundo de Investimento Imobiliário	Portugal	0.00%	25.73%	25.77%	25.77%	Investment fund	Associated

382

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Societies of which Grupo Santander owns more than 5% (d) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity	Type of company
Mapfre Santander Portugal - Companhia de Seguros, S.A.	Portugal	0.00%	49.94%	49.99%	100.00%	Insurance	Associated
Massachusetts Business Development Corp. (consolidado)	United States	0.00%	21.61%	21.61%	21.60%	Finance company	—
MB Capital Fund IV, LLC	United States	0.00%	21.51%	21.51%	21.51%	Finance company	—
Merlin Properties, SOCIMI, S.A. (consolidado)	Spain	19.00%	5.81%	24.81%	22.78%	Real estate investment	Associated
Metrovacesa, S.A. (consolidado)	Spain	31.94%	17.52%	49.45%	49.46%	Real estate development	Associated
New PEL S.à r.l. (b)	Luxemborg	0.00%	7.67%	0.00%	0.00%	Holding company	—
NIB Special Investors IV-A LP	Canada	0.00%	99.49%	4.99%	4.99%	Holding company	—
NIB Special Investors IV-B LP	Canada	0.00%	91.89%	4.99%	4.99%	Holding company	—
Niuco 15, S.L. (f)	Spain	37.23%	0.00%	37.23%	37.23%	Technical services	—
Nowotna Farma Wiatrowa Sp. z o.o	Poland	0.00%	12.97%	21.73%	21.73%	Electricity production	—
Odc Ambievo Tecnologia e Inovacao Ambiental, Industria e Comercio de Insumos Naturais S.A.	Brazil	0.00%	18.17%	20.19%	20.19%	Technology	—
Operadora de Activos Beta, S.A. de C.V.	Mexico	0.00%	49.99%	49.99%	49.99%	Finance company	Associated
Parque Solar Páramo, S.L.	Spain	92.00%	0.00%	25.00%	25.00%	Electricity production	Joint venture
Payever GmbH	Germany	0.00%	10.00%	10.00%	10.00%	Software	Associated
POLFUND - Fundusz Poręczeń Kredytowych S.A.	Poland	0.00%	33.70%	50.00%	50.00%	Management	Associated
Popular Vida 2020, Compañía de Seguros y Reaseguros, S.A.U.	Spain	0.00%	49.00%	49.00%	-	Insurance	Joint venture
Procapital - Investimentos Imobiliários, S.A. (b)	Portugal	0.00%	39.96%	40.00%	40.00%	Real estate	—
Project Quasar Investments 2017, S.L. (consolidado)	Spain	49.00%	0.00%	49.00%	49.00%	Holding company	—
Promontoria Manzana, S.A. (consolidado)	Spain	20.00%	0.00%	20.00%	20.00%	Holding company	Associated
PSA Corretora de Seguros e Serviços Ltda.	Brazil	0.00%	44.99%	50.00%	50.00%	Insurance	Joint venture
PSA Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	Insurance	Joint venture
PSA Life Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	Insurance	Joint venture
PSA UK Number 1 plc (b)	United Kingdom	0.00%	50.00%	50.00%	50.00%	Leasing	Associated
Redbanc S.A.	Chile	0.00%	22.44%	33.43%	33.43%	Services	Associated
Redsys Servicios de Procesamiento, S.L. (consolidado)	Spain	20.00%	0.06%	20.06%	20.08%	Cards	Associated
Retama Real Estate, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	Services	Joint venture
Rías Redbanc S.A.	Uruguay	0.00%	25.00%	25.00%	25.00%	Services	—
RMBS Green Belem I	Portugal	-	(e)	-	-	Securitizations	Joint venture
Santander Assurance Solutions, S.A.	Spain	0.00%	73.99%	73.99%	-	Insurance intermediary	Joint venture

Annual report 2020	Contents

Societies of which Grupo Santander owns more than 5% (d) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity	Type of company
Santander Auto S.A.	Brazil	0.00%	44.99%	50.00%	50.00%	Insurance	Associated
Santander Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	33.03%	49.00%	49.00%	Insurance	Associated
Santander Aviva Towarzystwo Ubezpieczeń S.A.	Poland	0.00%	33.03%	49.00%	49.00%	Insurance	Associated
Santander Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	50.00%	50.00%	50.00%	Securities investment	Joint venture
Santander Caceis Brasil Participações S.A.	Brazil	0.00%	50.00%	50.00%	50.00%	Holding company	Joint venture
Santander Caceis Colombia S.A. Sociedad Fiduciaria	Colombia	0.00%	50.00%	50.00%	50.00%	Finance company	Joint venture
Santander Caceis Latam Holding 1, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	Holding company	Joint venture
Santander Caceis Latam Holding 2, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	Holding company	Joint venture
Santander Generales Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	Insurance	Joint venture
Santander Mapfre Seguros y Reaseguros, S.A.	Spain	0.00%	49.99%	49.99%	49.99%	Insurance	Associated
Santander Vida Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	Insurance	Joint venture
Sepacon 31, S.L. (f)	Spain	37.23%	0.00%	37.23%	37.23%	Technical services	—
Servicios de Infraestructura de Mercado OTC S.A	Chile	0.00%	8.37%	12.48%	12.48%	Services	Associated
SIBS-SGPS, S.A.	Portugal	0.00%	16.52%	16.55%	16.56%	Portfolio management	—
Siguler Guff SBIC Fund LP	United States	0.00%	20.00%	20.00%	20.00%	Investment fund	—
Sistema de Tarjetas y Medios de Pago, S.A.	Spain	18.11%	0.00%	18.11%	18.11%	Payment methods	Associated
Sistemas Técnicos de Encofrados, S.A. (consolidado)	Spain	27.15%	0.00%	27.15%	27.15%	Building materials	—
Sociedad Conjunta para la Emisión y Gestión de Medios de Pago, E.F.C., S.A.	Spain	45.70%	0.00%	45.70%	42.50%	Payment services	Joint venture
Sociedad de Garantía Recíproca de Santander, S.G.R.	Spain	25.50%	0.23%	25.73%	25.73%	Financial services	—
Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A.	Spain	22.21%	0.00%	22.21%	22.21%	Financial services	—
Sociedad Española de Sistemas de Pago, S.A.	Spain	21.32%	0.00%	21.32%	21.32%	Payment services	—
Sociedad Interbancaria de Depósitos de Valores S.A.	Chile	0.00%	19.66%	29.29%	29.29%	Securities deposit	Associated
Solar Maritime Designated Activity Company	Ireland	-	(e)	-	-	Leasing	Joint venture
Stephens Ranch Wind Energy Holdco LLC (consolidado)	United States	0.00%	19.20%	19.20%	21.30%	Electricity production	—
Syntheo Limited (b)	United Kingdom	0.00%	50.00%	50.00%	50.00%	Payment services	—

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Societies of which Grupo Santander owns more than 5% (d) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity	Type of company
Tbforte Segurança e Transporte de Valores Ltda.	Brazil	0.00%	17.83%	19.81%	19.81%	Security	Associated
Tbnet Comércio, Locação e Administração Ltda.	Brazil	0.00%	17.83%	19.81%	19.81%	Telecommunications	Associated
Tecnologia Bancária S.A.	Brazil	0.00%	17.83%	19.81%	19.81%	ATM	Associated
Teka Industrial, S.A. (consolidado)	Spain	0.00%	9.42%	9.42%	9.42%	Household appliances	—
Tonopah Solar Energy Holdings I, LLC (consolidado)	United States	0.00%	26.80%	26.80%	26.80%	Holding company	Joint venture
Trabajando.com Chile S.A.	Chile	0.00%	33.33%	33.33%	33.33%	Services	Associated
Transbank S.A.	Chile	0.00%	16.78%	25.00%	25.00%	Cards	Associated
Tresmares Growth Fund II, SCR, S.A.	Spain	40.00%	0.00%	40.00%	-	Holding company	—
Tresmares Growth Fund III, SCR, S.A.	Spain	40.00%	0.00%	40.00%	-	Holding company	—
U.C.I., S.A.	Spain	50.00%	0.00%	50.00%	50.00%	Holding company	Joint venture
UCI Hellas Credit and Loan Receivables Servicing Company S.A.	Greece	0.00%	50.00%	50.00%	50.00%	Financial services	Joint venture
UCI Holding Brasil Ltda	Brazil	0.00%	50.00%	50.00%	50.00%	Holding company	Joint venture
UCI Mediação de Seguros Unipessoal, Lda.	Portugal	0.00%	50.00%	50.00%	50.00%	Insurance brokerage	Joint venture
UCI Servicios para Profesionales Inmobiliarios, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	Real estate services	Joint venture
Unicre-Instituição Financeira de Crédito, S.A.	Portugal	0.00%	21.83%	21.86%	21.86%	Finance company	Associated
Unión de Créditos Inmobiliarios, S.A., EFC	Spain	0.00%	50.00%	50.00%	50.00%	Mortgage credit company	Joint venture
VCFS Germany GmbH	Germany	0.00%	50.00%	50.00%	50.00%	Marketing	Joint venture
Venda de Veículos Fundo de Investimento em Direitos Creditórios	Brazil	-	(e)	-	-	Securitizations	Joint venture
Volvo Car Financial Services UK Limited	United Kingdom	0.00%	50.00%	50.00%	-	Leasing	Joint venture
Webmotors S.A.	Brazil	0.00%	62.99%	70.00%	70.00%	Services	Joint venture
Zurich Santander Brasil Seguros e Previdência S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	Insurance	Associated
Zurich Santander Brasil Seguros S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	Insurance	Associated
Zurich Santander Holding (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	Holding company	Associated
Zurich Santander Holding Dos (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	Holding company	Associated
Zurich Santander Insurance América, S.L.	Spain	49.00%	0.00%	49.00%	49.00%	Holding company	Associated
Zurich Santander Seguros Argentina S.A.	Argentina	0.00%	49.00%	49.00%	49.00%	Insurance	Associated

Annual report 2020	Contents

Societies of which Grupo Santander owns more than 5% (d) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity	Type of company
Zurich Santander Seguros de Vida Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
Zurich Santander Seguros Generales Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
Zurich Santander Seguros México, S.A.	Mexico	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
Zurich Santander Seguros Uruguay S.A.	Uruguay	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
a.Grupo Santander has the right to receive 50.38% of the dividends distributed by the company.
b.Company in liquidation as at 31 December 2020.
c.Pursuant to Article 3 of Royal Decree 1159/ 2010, of 17 September, approving the rules for the preparation of consolidated annual accounts, in order to determine the voting rights, voting rights held directly by the parent company have been added to those held by subsidiaries or other persons acting in their own name but on behalf of a group company. For these purposes, the number of votes corresponding to the parent company, in relation to its indirect subsidiaries, is that corresponding to the subsidiary which has a direct holding in the capital of the latter.
d.Excluding the Group companies listed in Appendix I, as well as those which are of negligible interest with respect to the true and fair view that the consolidated accounts must express (in accordance with articles 48 of the Commercial Code and 260 of the Corporate Enterprises Act).
e.Companies over which joint control is maintained.
f.Company with no financial information available.

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Appendix III

Issuing subsidiaries of shares and preference shares
		% of ownership held by Banco Santander
Company	Location	Direct	Indirect	Activity
Emisora Santander España, S.A. Unipersonal	Spain	100.00%	0.00%	Finance company
Santander UK (Structured Solutions) Limited	United Kingdom	0.00%	100.00%	Finance company
Sovereign Real Estate Investment Trust	United States	0.00%	100.00%	Finance company

Annual report 2020	Contents
Appendix IV
Notifications of acquisitions and disposals of investments in 2020
With respect to compliance with Article 125 of the Securities Market Law, no communications required under this article were made in 2020.
In relation to the information required by 155 of the Corporate Enterprises Act, on the shareholdings in which Grupo Santander owns more than 10% of the capital of another company, and the successive acquisitions of more than 5% of the share capital, see appendices I, II and III.

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Appendix V
Other information on the Group’s banks
Following is certain information on the share capital of the Group’s main banks based on their total assets.
1. Santander UK plc
a)Number of financial equity instruments held by the Group.
At 31 December 2020, the Company was a subsidiary of Banco Santander, S.A. and Santusa Holding, S.L.
On 12 November 2004 Banco Santander, S.A. acquired the then entire issued ordinary share capital of 1,485,893,636 Ordinary shares of 10p. each. On 12 October 2008 a further 10 billion Ordinary shares of 10p. each were issued to Banco Santander, S.A. and an additional 12,631,375,230 Ordinary shares of 10p. each were issued to Banco Santander, S.A. on 9 January on 2009. On 3 August 2010, 6,934,500,000 Ordinary shares of 10p. each were issued to Santusa Holding, S.L. With effect from 10 January 2014, Santander UK Group Holdings Limited, a subsidiary of Banco Santander, S.A. and Santusa Holding, S.L., became the beneficial owner of 31,051,768,866 Ordinary shares of 10p. each, being the entire issued ordinary share capital of the Company, by virtue of a share exchange agreement between Santander UK Group Holdings Limited, Banco Santander, S.A. and Santusa Holding, S.L. Santander UK Group Holdings Limited became the legal owner of the entire issued Ordinary share capital of the Company on 1 April 2014 and on 25 March 2015 became a public limited company and changed its name from Santander UK Group Holdings Limited to Santander UK Group Holdings plc. In addition to this, there are 325,000,000 Non-Cumulative Non-Redeemable 10.375% and 8.625% Sterling Preference Shares of GBP 1.00 each. In addition to this there were 13,780 Series A Fixed (6.222%)/Floating Rate Non-Cumulative Callable Preference Shares of GBP 1.00 each which were redeemed and cancelled in their entirety on 24 May 2019. The legal and beneficial title to the entire issued Preference share capital is held by third parties and is not held by Banco Santander, S.A.
b)Capital increases in progress
At 31 December 2020, there were no approved capital increases.
c)Share capital authorised by the shareholders at the general meeting
The shareholders at the Annual General Meeting held on 2 April 2020 resolved to authorise unconditionally the company to carry out the following repurchases of share capital:
(1) To buy back its own 8.625% Sterling Preference shares on the following terms:
(a)The Company may buy back up to 125,000,000 8.625% Sterling Preference shares;
(b)The lowest price which the Company can pay for 8.625% Sterling Preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and
(c)The highest price (not including expenses) which the Company can pay for each 8.625% Sterling Preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.
This authority shall begin on the date of the passing of this resolution and end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own 8.625% preference shares even though the purchase may be completed after this authorisation ends.
(2) To buy back its own 10.375% Sterling Preference shares on the following terms:
(a)The Company may buy up to 200,000,000 10.375% Sterling Preference shares;
(b)The lowest price which the Company can pay for 10.375% Sterling Preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and
(c)The highest price (not including expenses) which the Company can pay for each 10.375% Sterling Preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.
This authority shall begin on the date of the passing of this resolution and end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own 10.375% preference shares even though the purchase may be completed after this authorisation ends.
d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
Not applicable.
e) Specific circumstances that restrict the availability of reserves
Not applicable.
f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g) Quoted equity instruments
The preference share capital of Santander UK plc is traded on the London Stock Exchange under the following details:
•10.375% Sterling Preference - ISIN: GB0000064393
•8.625% Sterling Preference - ISIN: GB0000044221
2. Santander Financial Services plc
a)Number of financial equity instruments held by the Group
The Group holds ordinary shares amounting to GBP 249,998,000 through Santander UK Group Holdings plc (249,998,000 ordinary shares with a par value of GBP 1 each).
The Group also holds 1,000 tracker shares (shares without voting rights but with preferential dividend rights) amounting

Annual report 2020	Contents
to GBP 1,000 and 1,000 B tracker shares amounting to GBP 1,000 through Santander UK Group Holdings plc, both with a par value of GBP 1 each.
b)Capital increases in progress
No approved capital increases are in progress.
c)Capital authorised by the shareholders at the general meeting
Not applicable.
d)Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
Not applicable.
e)Specific circumstances that restrict the availability of reserves
Not applicable.
f)Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g)Quoted equity instruments
Not applicable.
3. Banco Santander (Brasil) S.A.
a) Number of financial equity instruments held by the Group
The Group holds 3,440,170,512 ordinary shares and 3,273,507,089 preference shares through Banco Santander, S.A. and its subsidiaries Sterrebeeck B.V., Grupo Empresarial Santander, S.L., Banco Santander, S.A..
The shares composing the share capital of Banco Santander (Brasil) S.A. have no par value and there are no pending payments. At 2020 year-end, the bank’s treasury shares consisted of 18,828,962 ordinary shares and 18,828,962 preferred shares, with a total of 37,657,924 shares.
In accordance with current Bylaws (Article 5.7), the preference shares do not confer voting rights on their holders, except under the following circumstances:
a)In the event of transformation, merger, consolidation or spin-off of the company.
b)In the event of approval of agreements between the company and the shareholders, either directly, through third parties or other companies in which the shareholders hold a stake, provided that, due to legal or bylaw provisions, they are submitted to a general meeting.
c)In the event of an assessment of the assets used to increase the company’s share capital.
The General Assembly may, at any moment decide to convert the preference shares into ordinary shares, establishing a reason for the conversion.
However, the preference shares do have the following advantages (Article 5.6):
a)Their dividends are 10% higher than those distributed to ordinary shares.
b)Priority in the dividends distribution.
c)Participation, on the same terms as ordinary shares, in capital increases resulting from the reserves and profits capitalization and in the distribution of bonus shares arising from the capitalization of retained earnings, reserves or any other funds.
d)Priority in the reimbursement of capital in the event company’s dissolution.
e)In the event of a public offering due to a change in control of the company, the holders of preferred shares are guaranteed the right to sell the shares at the same price paid for the block of shares transferred as part of the change of control, i.e. they are treated the same as shareholders with voting rights.
b) Capital increases in progress
No approved capital increases are in progress.
c) Capital authorised by the shareholders at the general meeting
The company is authorised to increase share capital, subject to approval by the Board of Directors, up to a limit of 9,090,909,090 ordinary shares or preferred shares, and without need to maintain any ratio between any of the different classes of shares, provided they remain within the limits of the maximum number of preferred shares provided in Law.
As of 31 December 2020, the share capital consists of 7,498,531,051 shares (3,818,695,031 ordinary shares and 3,679,836,020 preferred shares).
d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
At the general meeting held on 21 December 2016 the shareholders approved the rules relating to the deferred remuneration plans for the directors, management and other employees of the company and of companies under its control. Shares delivery is linked to achievement of certain targets.
e) Specific circumstances that restrict reserves availability
The only restriction on the availability of Banco Santander (Brasil) S.A.’s reserves is connected to the requirement for the legal reserve formation (restricted reserves), which can only be used to offset losses or to increase capital.
The legal reserve requirement is set-forth in Article 193 of the Brazilian Corporations Law, which establishes that before allocating profits to any other purpose, 5% of profits must be transferred to the legal reserve, which must not exceed 20% of the company’s share capital.
f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.

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g) Listed capital instruments
All the shares are listed on the São Paulo Stock Exchange ( B3 - Brasil, Bolsa, Balcão) and the shares deposit certificates (American Depositary Receipts - ADR) are listed on the New York Stock Exchange (NYSE).
4. Santander Bank, National Association
a) Number of financial equity instruments held by the Group
At 31 December 2020, the Group held 530,391,043 ordinary shares that carry the same voting and dividend acquisition rights over Santander Holdings USA, Inc. (SHUSA). This holding company and Independence Community Bank Corp. (ICBC) hold 1,237 ordinary shares with a par value of USD 1 each, which carry the same voting rights. These shares constitute all the share capital of Santander Bank, National Association (SBNA). SHUSA holds an 80.84% ownership interest in SBNA, and the remaining 19.16% belongs to ICBC. ICBC is wholly owned by SHUSA. There is no shareholders’ meeting for the ordinary shares of SBNA.
b) Capital increases in progress
At 31 December 2020 there were no approved capital increases.
c) Capital authorised by the shareholders at the general meeting
Not applicable.
d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
Not applicable.
e) Specific circumstances that restrict the availability of reserves
Not applicable.
f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g) Quoted equity instruments
Not applicable.
5. Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México
a) Number of financial instruments of capital held by the group.
On September 6 of 2019 was finalized the period for the exchange offers for up to 1,693,521,302 shares of Banco Santander México that were not held directly or indirectly by Banco Santander, S.A., which represented the 24.95% of the capital stock of Banco Santander México in exchange for up to 570,716,682 shares of Banco Santander, S.A. as a result of the exchange offer Banco Santander, S.A. increased its position in Banco Santander México from 74.96% to 91.64%, with the remaining 8.35% held by minority shareholders or in own shares and 0.01% to Santander Global Facilities, S.A. de C.V..
On June 15, 2020, Gesban México Servicios Administrativos Globales, S.A. de C.V., acquired the 1,340 shares of Banco Santander México owned by Santander Global Facilities, S.A. de C.V.
As a result Grupo Financiero Santander México, S.A. de C.V. ('Grupo Financiero') and Santander Global Facilities, S.A. de C.V. (México), hold 5.087.801.602 shares which represent the 74.97% of the capital stock of Banco Santander México and Banco Santander, S.A. holds 1,132,168,074 shares which represent the 16.68% of such capital stock.
On September 30, 2020, the General Extraordinary Shareholders' Meetings of Banco Santander México and Santander Vivienda, S.A. de C.V., SOFOM E.R., GFSM, were held. In such meetings the merger by absorption of Banco Santander México with Santander Vivienda, S.A. de C.V., SOFOM E.R., GFSM, was approved. This merger did not result in a movement of the share capital of Banco Santander México, since it was a shareholder of 99.99998% of the shares representative of the share capital of Santander Vivienda , S.A. de C.V., SOFOM, E.R., GFSM, and such circumstance results in the material and legal impossibility for Banco Santander México, S.A., Institución de Banca Multiple, Grupo Financiero Santander México to perform the redemption of the shares, since these shares are already integrated into the assets of the merger.

b) Ongoing capital stock increases.
To this date there are not on going capital stock increases.
c) Authorized Capital by the Shareholders Meeting.
The capital stock of the Bank is 28,117,661,554.00 Mexican pesos (twenty eight thousand one hundred seventeen million six hundred sixty one thousand five hundred and fifty four Mexican pesos) represented by a total of 7,436,994,357 (seven thousand four hundred thirty six million nine hundred ninety four thousand three hundred and fifty seven) shares with a nominal value of 3.780782962 Mexican pesos (three Mexican pesos 780782962/1000000000) each one; divided in 3,796,120,213 (three thousand seven hundred ninety six million one hundred and twenty thousand two hundred and thirteen) stocks “F” Series and 3,640,874,144 (three thousand six hundred and forty million eight hundred seventy four thousand one hundred and forty four) shares “B” Series. The capital stock is constituted as follows:
• Paid-in and subscribed capital of the Bank is 25,660,152,629.00 Mexican pesos (twenty five thousand six hundred sixty million one hundred fifty two thousand six hundred and twenty nine Mexican pesos) represented by a total of 6,786,994,357 (six thousand seven hundred eighty six million nine hundred ninety four thousand three hundred and fifty seven) shares with a nominal value of 3.780782962 Mexican pesos (three Mexican pesos 780782962/1000000000) each one; divided in 3,464,309,145 (three thousand four hundred sixty four million three hundred and nine thousand one hundred and forty five) shares “F” Series and 3,322,685,212 (three thousand three hundred twenty two million six hundred eighty five thousand two hundred and twelve) shares Series.
•The authorized capital stock of the Bank is 2,457,508,925.00 Mexican pesos.(Two thousand four hundred fifty seven million five hundred and eight thousand nine hundred and twenty five Mexican pesos), represented by a total of 650,000,000 (six hundred and fifty million) shares with a nominal value of 3.780782962 Mexican pesos (three Mexican pesos 780782962/1000000000) each one; divided in

Annual report 2020	Contents
331,811,068 (three hundred thirty one million eight hundred eleven thousand and sixty eight) shares “F” series and 318,188,932 (three hundred eighteen million one hundred eighty eight thousand nine hundred and thirty two) shares “B” Series which are kept in the treasury of the Bank.
d) Rights incorporated into parts of founder, bonds or debt, convertible obligations and securities or similar rights.
(i)The Board of Directors on its meeting held on October 22, 2015, was updated regarding the situation of the debt issuance of Banco Santander Mexico, S.A. , which had been previously ratified in the meeting held on October 17, 2013, in order to issue debt for the amount of 6,500 million dollars in local or international markets, for a maximum period of 15 years, senior or subordinated debt including debt instruments qualifying for purposes of capital in accordance with the legislation in force, which can be implemented individually or through several issuance programs.
The approved debt issuance of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México is currently composed as follows:

Instrument	Type	Term	Amount	Available
Issuance Program of unsecured bonds and unsecured certificates of deposit	Revolving	19-Feb-21	55,000 million Mexican pesos, or its equivalent in UDIs, dollars or any other foreign currency	$25,621 million Mexican pesos
Con t.c. fix according to Banxico 31/Dec/ 2019
Private banking structured bonds Act	Not Revolving*	16-Ago-34	20,000 million Mexican pesos	$4,379 million Mexican pesos
Structured bonds without public offering		16-Feb-32	10,000 million Mexican pesos	$10,000 million Mexican pesos
Senior Bonds	Not Revolving	09-Nov-22	1,000 million American dollars	N/A
Capital Notes AT1	Not Revolving	perpetual	500 million American dollars	N/A
Capital Notes	Not Revolving	1-Oct-2028	1,300 millon American dollars	N/A
Notas Senior 144.ª/RegS	Not Revolving	17-Apr-2025	1,750 millon American dollars	N/A
*    The issuance of the structured private banking bonds isn’t revolving. Once placed the amount laid down in the corresponding brochure a new certificate wll be issued on the authorized amount.

(ii)The Board of Directors on its meeting held on January 27, 2011 approved the general conditions for the senior debt issue among international markets. On October 18, 2012 such issuance was approved on the amount of 500 and 1000 million American dollars, for a term of 5 to 10 years. The issuance was approved with the purpose of obtaining resources to finance the increase in business assets and the liquidity of the Bank. Under these agreements adopted by the Board of Directors, the debt was issued for an amount of 1,000 million American dollars on November 9, 2012.
(iii)On December 27, 2013 Banco Santander México, S.A., issued subordinated notes (subordinated notes 2013) for a total amount of 1,300,000,000 American dollars, in accordance with the capital requirements established in the Basilea III criteria for complementary capital/ Tier 2 at a rate of 5.95% with redemption date of January, 30, 2024. The controlling shareholder, Banco Santander, S.A., agreed to buy 975,000,000 American dollars of such notes equivalent to the 75% of the latter.
Such notes were offered through a private offering only to qualified institutional buyers, in accordance with Rule 144A of the U.S. Securities Act of 1933 and it´s modifications, and outside the U.S. under the Regulation S of the Market Law.

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The issuance was approved with the purpose of increasing the efficiency of the capital of the Bank, to adequate its capital profile to its main competitors, as well as to increase the cost effectiveness of resources with the same capital strength and capacity for growth in risk-weighted assets.
(iv) The Board of Director on its meeting held on October 27, 2016 approved the issuance in Mexico of debt up to 500 million American dollars or its equivalent in Mexican pesos. The Ordinary and Extraordinary Shareholder´s meeting held on December 5, 2016, approved to issuance of a financial instrument complying with the requirements of regulatory capital established in Basilea III, which was considered as not fundamental basic capital, for up to 500 million American dollars.
On December 29, 2016, Banco Santander México made an overseas private offering of subordinated, non preferred, perpetual and convertible obligations (“2016 Obligations”) representing the share capital by a total amount of 500,000,000 American dollars, which had the character of a ‘mirror issuance‘( back-to-back), as a guarantee of liquidity of the subordinated non preferred perpetual and convertible obligations, issued by Grupo Financiero Santander Mexico.
It is worth mentioning that in September, 2019, it was requested before the Registro Nacional de Valores of the National Banking and Securities Commission (Comision Nacional Bancaria y de Valores) (“CNBV”), the registry cancellation of the above mentioned 2016 Obligations, as well as the list cancellation of such notes in the Bolsa Mexicana de Valores, S.A.B. de C.V. (“BMV”). By means of official note No. 153/12251/2019 dated November 4, 2019, CNBV authorized such cancellation.
(v) As a result of the corporate restructure which included, among others, the merger of Banco Santander México, as the merging entity with Grupo Financiero Santander Mexico as the merged entity, the subordinated obligations referred to in paragraph (iv), were acquired entirely by Banco Santander México; therefore the subordinate obligations of Banco Santander Mexico became extinct by confusion of rights and obligations, since the Bank as a merging party met the quality of debtor and creditor in these instruments at the moment that the merger was finalized.
(vi) On September 20, 2018, Banco Santander México, issued and placed equity instruments, subordinated, preferential, and not convertible into shares, governed by foreign law, representative of the complementary part of the net capital of Banco Santander Mexico (Tier 2 subordinated preferred capital notes), for the amount of 1,300,000,000.00 American dollars (the “Instruments”), whose resources were used mainly for the acquisition of the 94.07% of the Subordinated Notes 2013.
The amount issued of 1,300,000,000.00 American dollars covers in full the sum of the repurchase of the Subordinated Notes 2013, for 1,222,907,000.00 American dollars.
Regarding the acquisition of the Subordinated Notes 2013: (a) the acquired total amount was 1,222,907,000.00 American dollars (nominal value), at a price of 1,010.50 American dollars and (b) the amount acquired by Banco Santander, S.A. (Spain), was a nominal 1,078,094,000.00 American dollars.
In connection with the issuance of the Instruments, the total amount distributed with Banco Santander, S.A. (Spain), was 75% of such issuance; that is, the placed amount was 975,000,000.00.
Therefore, the Bank’s General Extraordinary Shareholder´s Meeting held on September 10, 2018, among other subjects, approved to ratify the issuance limit for up to 6,500 million and a term of 15 years, senior or subordinate, in local and/or international markets, instrumented individually or through issuance programs, which was previously authorized by the Board of Directors on its meeting held on April 26, 2018.
On January 30, 2019, Banco Santander México paid off the total remaining due amount of the Subordinated Notes 2013.
On April 17th., 2020, Banco Santander Mexico issued an international Senior Note, due on five years in the global market, on the amount of 1,750 million dollars, with a rate of 5.375 per cent, whereas the demand exceeded three times the placed amount. The due date of such notes will be April 17th, 2025.

e) Specific circumstances restricting the availability of reserves.
According to the Law of Financial Institutions, general dispositions applicable to financial institutions, General Corporations law and the bylaws, the Bank has to constitute or increase its capital reserves to ensure the solvency to protect the payments system and the public savings.
The Bank increases its legal reserve annually accordingly to the results obtained in the fiscal year (benefits).
The Bank must constitute the different reserves established in the legal provisions applicable to financial institutions, which are determined accordingly to the qualification granted to credits and they are released when the credit rating improves, or when it is settled.
f) Entities outside the Group which own, directly or through subsidiaries, a stake equal to or greater than 10% of the equity.
Not applicable.
g) Equity instruments admitted to trading.
Not applicable.
6. Banco Santander Totta, S.A
a) Number of equity instruments held by the Group
The Group holds 1,256,189,353 ordinary shares through its subsidiaries: Santander Totta, SGPS, S.A. with 1,241,179,513 shares, Taxagest Sociedade Gestora de Participações Sociais, S.A. with 14,593,315 shares, and Banco Santander Totta, S.A. with 416,525 treasury shares, all of which have a par value of EUR 1 each and identical voting and dividend rights and are subscribed and paid in full.

Annual report 2020	Contents
b) Capital increases in progress
At 31 December 2020, there were no equity increases in progress.
c) Capital authorised by the shareholders at the general meeting
Not applicable.
d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
Not applicable.
e) Specific circumstances that restrict the availability of reserves
Under Article 296 of the Portuguese Companies’ Code, the legal and merger reserves can only be used to offset losses or to increase capital.
Non-current asset revaluation reserves are regulated by Decree- Law 31/98, under which losses can be offset or capital increased by the amounts for which the underlying asset is depreciated, amortised or sold.
f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g) equity instruments
Not applicable.
7. Santander Consumer Bank AG
a) Number of financial equity instruments held by the Group
At 31 December 2020, through Santander Consumer Holding GmbH, the Group held 30,002 ordinary shares with a par value of EUR 1,000 each, all of which carry the same voting rights.
b) Capital increases in progress
Not applicable.
c) Capital authorised by the shareholders at the general meeting
Not applicable.
d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
Not applicable.
e) Specific circumstances that restrict the availability of reserves
Not applicable.
f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g) Quoted equity instruments
Not applicable.
8. Banco Santander - Chile
a) Number of equity instruments held by the Group
The Group holds a 67.18% ownership interest in its subsidiary in Chile corresponding to 126,593,017,845 ordinary shares of Banco Santander - Chile through its subsidiaries: Santander Chile Holding S.A. with 66,822,519,695 ordinary shares, Teatinos Siglo XXI Inversiones S.A., with 59,770,481,573 ordinary shares and Santander Inversiones S.A. with 16,577 fully subscribed and paid ordinary shares that carry the same voting and dividend rights.
b) Capital increases in progress
At 31 December 2020, there were no approved capital increases.
c) Capital authorised by the shareholders at the general meeting
Share capital at 31 December 2020 amounted to CLP 891,302,881,691.
d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
Not applicable.
e) Specific circumstances that restrict the availability of reserves
Remittances to foreign investors in relation to investments made under the Statute of Foreign Investment (Decree-Law 600/1974) and the amendments thereto require the prior authorisation of the foreign investment committee.
f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g) Quoted equity instruments
All the shares are listed on the Chilean stock exchanges and, through American Depositary Receipts (ADRs), on the New York Stock Exchange (NYSE).
9. Santander Bank Polska S.A.
a) Number of financial equity instruments held by the Group
At 31 December, 2020, Banco Santander, S.A. held 68,880,774 ordinary shares with a par value of PLN 10 each, all of which carry the same voting rights.
b) Capital increases in progress
At 31 December, 2020, there were no equity increases in progress.
c) Capital authorised by the shareholders at the general meeting
There was one share capital increase in 2020 – on 22 June 2020 Annual General Meeting decided to increase the share capital of the Bank in order to settle the Incentive Scheme VI.
The Incentive Scheme VI was introduced on 17 May 2017 when the shareholders resolved to approve the it as an initiative to attract, motivate and retain the Bank’s employees. Delivery of the shares was tied to the achievement of certain targets in the years from 2017 to 2019. The share capital was increased by the amount of PLN 1,010, 090, i.e. 101,009 ordinary bearer O series shares were

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issued with the nominal value of PLN 10 each. As of 31 December 2020 the Bank’s share capital amounted to PLN 1,021,893,140 and was divided into 102,189,314 ordinary bearer shares with a nominal value of PLN 10 each.
d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
Not applicable.
e) Specific circumstances that restrict the availability of reserves
Not applicable.
f) Non-Group entities, which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g) Quoted equity instruments
All the shares of Santander Bank Polska S.A. are listed on the Warsaw Stock Exchange.

Annual report 2020	Contents
Appendix VI
Annual banking report
Grupo Santander’s total tax contribution (taxes incurred directly and by third parties, generated in the course of business) is around EUR 14,500 million, including more than EUR 6,400 million in taxes incurred directly (corporate income tax, non-recoverable VAT and other indirect taxes, employer Social Security contributions, payroll taxes and other taxes and levies).
This report complies with Article 89 of Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, and its transposition into Spanish law pursuant to Article 87 of Act 10/2014 of 26 June on the regulation, supervision and capital adequacy of credit institutions.
The criteria used to prepare this report were:
a) Name(s), activities and location
Appendices I to III to the consolidated financial statements contain details of the companies operating in each jurisdiction, including their name(s), location and activities.
Santander main activity in the jurisdictions where operate is commercial banking. The group primarily operates in ten markets through subsidiaries that are autonomous in capital and liquidity. This has clear strategic and regulatory advantages, since it limits the risk of contagion between units, imposes a double layer of global and local oversight, and facilitates crisis management and resolution.
b) Turnover and profit or loss before tax
Turnover in this report is Total income, and profit or loss before tax, Operating profit/(loss) before tax, both as defined and presented in the consolidated income statement that forms part of the consolidated financial statements.
c) Number of full time equivalent employees
The data on full-time equivalent employees stem from the average headcount of each jurisdiction.
d) Tax on profit or loss
In the absence of specific criteria, we have included the amount effectively paid (EUR 2,946 million) in respect of taxes whose effect is recognized under Income tax in the consolidated income statement.
Taxes effectively paid by the companies in each jurisdiction include:
•Supplementary payments relating to income tax returns, usually for prior years.
•Advances,prepayments, withholdings made or borne in respect of tax on profit or loss for the year. Given their nominal amount, we included taxes borne abroad in the jurisdiction of the company that bore them.
•Refunds received with respect to prior years’ returns.
•Where appropriate, the amount payable from assessments and litigation relating to these taxes.
The foregoing form part of the cash flow statement and differ from the corporate income tax expense recognized in the consolidated income statement (EUR 5,632 million or, discounting extraordinary results, EUR 3,516 million, see note 27 and 52.c). This is because each country’s tax regulations establish:
•when taxes must be paid. There is often a mismatch between the payment dates and the generation of the income bearing the tax.
•their own calculation criteria to define temporary or permanent restrictions on expense deduction, exemptions and relief or deferrals of certain income, generating the differences between the accounting profit (or loss) and taxable profit (or tax loss) which is ultimately taxed; tax loss carry forwards from prior years, tax credits and/or relief, etc., must also be added. In certain cases, special regimes such as the tax consolidation of companies in the same jurisdiction are established.
e) Public subsidies
In the context of the legally-required disclosures, this was interpreted as any aid or subsidy in line with the European Commission’s Guidance on the notion of State aid. Grupo Santander did not receive public subsidies in 2020.

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The breakdown of information is as follows :

	2020
Jurisdiction	Turnover (million of euros)	Employees	Gross profit or loss before tax (EUR million)[1]	Tax on profit or loss (EUR million)
Germany	1,522	4,519	520	161
Argentina	1,095	8,938	176	104
Austria	173	344	71	16
Bahamas	7	32	—	2
Belgium	88	177	40	6
Brazil[2]	10,519	42,947	3,842	764
Canada	53	189	12	1
Chile	2,226	11,105	815	365
China	21	66	3	—
Colombia	41	240	5	4
Spain[3]	6,675	35,109	(10,158)	342
United States	7,321	15,657	(1,068)	(14)
Denmark	189	238	50	11
Finland	114	172	37	6
France	697	952	355	40
Hong Kong	70	158	2	3
Ireland	(10)	3	(25)	1
Isle of Man	13	58	8	1
Italy	459	872	207	91
Jersey	26	70	10	1
Luxembourg	188	16	181	30
Mexico	3,700	21,177	1,052	189
Norway	258	528	115	49
Netherlands	86	280	32	53
Peru	103	212	51	16
Poland	1,859	13,632	446	267
Portugal	1,342	6,769	412	175
Puerto Rico	8	610	(28)	—
United Kingdom	4,750	22,987	496	204
Singapore	7	13	2	—
Sweden	165	277	53	21
Switzerland	137	251	50	7
Uruguay	377	1,532	160	30
Consolidated Group Total	44,279	190,130	(2,076)	2,946
1.It includes the goodwill impairment losses of EUR 10,100 million recognized by Grupo Santander in 2020 (EUR 7,770 million recognized in Spain and EUR 2,330 million in the United States).
2.Including the information relating to a branch in the Cayman Islands, the profits of which are taxed in full in Brazil. The contribution of this branch profit before tax from continuing operations is EUR 612 million.
3.Includes the Corporate Centre.

At 31 December 2020, the group’s return on assets (ROA) was 0.50%.

Exhibits

Exhibit Number	Description
23.1	Consent of PricewaterhouseCoopers Auditores, S.L.
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
We will furnish to the SEC, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Santander.

398

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 14 April 2021	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer